OJSC "VolgaTelecom"
603000 Nizhny Novgorod city
M.Gorki square, Post House
Phone: +7 (8312) 33-20-47
Fax: +7 (8312) 30-67-68
№ 25-01/9-99



Date: 22.03.2005

RECEIVED
2005 MAY 19 P 1:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED
MAY 24 2005
THOMSON FINANCIAL

SUPPL

Security and Exchange Commission
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, NW
Washington, DC 20549

Re: Joint-Stock Company "VolgaTelecom", Exemption № 82-4642

Dear Sirs,

In connection with exemption of Joint-Stock Company "VolgaTelecom", according to Rule 12g3-2 (b), from requirements of the Act about securities and stock exchanges of 1934 on registration and reporting and according to the further requirements by Rule 12g3-2 (b), we submit the following information on the Company's activity:

1. Communications on material facts affecting the Company's financial-economic activity (18 documents on 21 pages – for year 2003, 9 documents on 11 pages – for year 2004).
2. Communications on the data that may have material effect on the Company's securities cost (11 documents on 11 pages).
3. The lists of the Companies affiliates as of 31.03.2004, 30.06.2004, 30.09.2004 (3 documents on 43 pages).
4. Quarterly reports of the issuer of issuing securities for quarter 4 of year 2003, quarter 1 of year 2004, quarter 2 of year 2004, quarter 3 of year 2004 (4 documents on 1 378 pages).
5. Minutes № 3 of the shareholders general meeting of June 27, 2003 (1 document on 10 pages).
6. Minutes № 4 of the shareholders general meeting of June 22, 2004 (1 document on 16 pages).
7. The data on acquisition by the Company of over 20% of voting shares of:
   OJSC "Tatincom – T" (1 document on 1 page),
   CJSC "Transsviyaz" (1 document on 1 page).
8. Copy of publication of communication about registration of the report of the results of the issue of BT-1 series bonds (1 document on 1 page). The communication was published in "Vedomosty" newspaper № 51 (851) of March 31, 2003.
9. Copy of publication of notification about state registration of the bonds issue and the procedure of disclosing the information about the bonds issue (1 document on 1 page). The notification was published in "Vedomosty" newspaper № 15 (815) of January 31, 2003.
10. Communication about the correlation of the value of net assets and the size of the authorized capital of the Company.
11. Resolutions passed by general meeting of shareholders, and also the results of the voting.
12. Communications about the Company's register holder. The information specified in items 10 - 12 is contained in the publication on the results of the annual general meeting of shareholders of the Company (1 document on 2 pages), "Rossiiskaya gazeta" newspaper № 146 (3523) of 09.07.2004.
13. Copy of publication of notification about holding the general meetings of shareholders (1 document on 2 pages). Notification about holding the general meeting of shareholders on June 22, 2004 was published in "Rossiiskaya gazeta" newspaper № 111 (3488) of 28.05.2004.

JPMorgan Bank is a depositary-bank for our Company according to Form F-6, registration number 333-86930 in ADR program for ordinary shares.

If you have any questions, please, call me directly (phone: +7-8312-33-47-93) or Mr. François Rausch, the manager of "VolgaTelecom" ADR program in JPMorgan Bank. (phone: +44 207 777 2022) (London).

Sincerely yours

Deputy to the General Director



L.I.Grigorieva

Executed by Mrs. Mironova E.P. Phone: +7 (8312) 34-22-10

1253-2(b)

COMMUNICATION
ON ESSENTIAL FACT
"DATA ON THE FACTS RESULTED IN SINGLE INCREASE OF PROFIT OR LOSSES OF THE ISSUER BY MORE THAN 10 PERCENT"

The issuer's full brand name and its legal-organizational form:
Open Joint Stock Company "VolgaTelecom"
The issuer's location:
RF, 603000, Nizhny Novgorod city, M.Gorky sq., Post House
The issuer's taxpayer identification number assigned by the tax authorities: ***5260901817***
The issuer's unique code assigned by the registration body: ***00137-A***
The code of the essential fact: ***0300137A30072004***
The address of the web site in the Internet used by the issuer for publication of communications about essential facts: **http://www.volgatelecom.ru/?id=332**
The name of the periodical organ used by the issuer for publication of communications about essential facts:

Annex to "FCSM Herald"
"Rossiiskaya gazeta"

The fact (facts) resulted in single reduction of the issuer's profit by more than 10 percent, due to:

The actual net profit for the second quarter of 2004 amounted to 452 603 thousand rubles which meets the plan figure of 2004 budget approved by the Company's Board of directors. The deviation from the plan figure of the second quarter was less than 3%.

The essential factor that affected the deviation of the amount obtained in the first quarter is the outstripping the target for net profit in the first quarter due to the exceeding the target for the gain of basic telephone sets. The deviation of the amount of the actual net profit of the first quarter from the target of the first quarter was more than 10%.

The deviation of the profit of the second quarter from the first one was more than 10%.

The date of the fact (facts) occurrence that resulted in single reduction of the issuer's profit by more than 10 per cent:

30.07.2004

The amount of the issuer's net profit for the report period (quarter 1 of 2004) preceding the report period when the relevant fact (facts) occurred:

516 315 thousand rubles

The amount of the issuer's net profit for the report period (quarter 2 of 2004) when the relevant fact (facts) occurred:

452 603 thousand rubles

The change of the issuer's net profit in absolute and percent ratio:

- 63 712 thousand rubles
12,34 %

Deputy to the General Director of
OJSC "VolgaTelecom"



/ L.I. Grigorieva /

Chief accountant of
OJSC "VolgaTelecom"



/ N. I. Popkov /


Открытое акционерное общество "ВолгаТелеком"
ВолгаТелеком

Date: July 30, 2004

COMMUNICATION ON ESSENTIAL FACT
"DATA ON CHARGED AND (OR) PAID INCOME ON THE ISSUER'S SECURITIES"
"DATA ON THE TIME FOR PERFORMANCE OF THE ISSUER'S LIABILITIES TO SECURITIES HOLDERS"

The issuer's full brand name and its organizational-legal form:
Open Joint Stock Company "VolgaTelecom"
The issuer's location: *RF, 603000, Nizhny Novgorod city, M.Gorky sq., Post House*
The issuer's taxpayer identification number: *5260901817*
The issuer's unique code: *00137-A*
The code of the essential fact: *0600137A29062004; 0900137A29062004*
The address of the web site in the Internet used by the issuer for publication of communications about essential facts: http://www.volgatelecom.ru/?id=332
The name of the periodical organ used by the issuer for publication of communications about essential facts:
Annex to "FCSM Herald" "Rossiiskaya gazeta"
Kind, category (type), series and other identification features of the securities:
Registered paperless bonds of 1-Y series
State registration number of the securities issue (additional issue), the date of the state registration: ***№ 4-33-00137-A; October 25, 2002***
The name of the registration body that carried out the state registration of the securities issue (additional issue): ***Russia's FCSM***
The issuer's management body that made the decision on determining the size (the procedure of determining the size) of the interest rate (yield) on the issuer's bonds, the date of making the specified decision: ***the size of the interest rate on the bonds is defined in accordance with the Decision on the bonds issue approved by the issuer's Board of directors on July 17, 2002***
The date of making up the minutes of the session of the specified body when the said decision was made:
July 17, 2002, minutes № 2
Total amount of interest and (or) other income due (was due) to payment on the issuer's bonds of certain issue (series), and the amount of interest and (or) other income due (was due) to payment on the issuer's one bond of certain issue (series):
1 824,6 rubles – total amount of interest
0,1 ruble (0,1 % of the bond's face value) – the amount of interest on one bond
The form of income payment on the issuer's securities (cash assets, other property):
Cash assets
The date on which the liability of income payment on the issuer's securities (dividends on shares, income (interest, face value) on bonds) should be performed, and in case if the liability of income payment on the securities should be performed by the issuer during a definite period of time – the date of the end of this period:
29.06.2004
Total amount of interest and (or) other income paid on the issuer's bonds of certain issue (series):
1 824,6 rubles
The content of the issuer's liability, and for monetary obligation or other obligation that may be expressed in money terms – also the amount of such obligation in money terms:
- payment of the bond's face value at redemption;
- payment of money income in the size of 0,1% of the bond's face value at redemption;
- granting of access to telephone network
- 1 826 424,6 rubles
The fact of the issuer's performance of the liability or non-performance (default):
The liability was performed.

Deputy to the General Director
OJSC "VolgaTelecom"



ВолгаТелеком

L.I. Grigorieva

Date: June 29, 2004

1283-2(b)

COMMUNICATION ON ESSENTIAL FACT
"DATA ON RESOLUTIONS OF GENERAL MEETINGS"

RECEIVED 2005 MAY 10 P

1. The issuer's full brand name: *Open Joint Stock Company "VolgaTelecom"*
2. The issuer's location: ***RF, 603000, Nizhny Novgorod city, M.Gorky sq., Post House***
3. The taxpayer identification number: *5260901817*
4. The issuer's unique code: ***00137 - A***
5. The code of the essential fact: ***1000137A23062004***
6. The address of the web site in the Internet used by the issuer for publication of communications about essential facts: **http://www.volgatelecom.ru/?id=332**
7. The name of the periodical organ used by the issuer for publication of communications about essential facts: *Annex to "FCSM Herald" "Rossiiskaya gazeta"*
8. Type of the general meeting: ***annual general meeting of shareholders***
9. The form of the general meeting holding: ***joint attendance***
10. The date and the place of the general meeting holding: ***June 22, 2004, 10-00 Nizhny Novgorod city, M.Gorki sq., Post House***
11. Quorum of the general meeting:

As of 10.00 a.m. 1 861 stockholders and their authorized representatives possessing in total 214 969 695 votes, including 1699 stockholders and their authorized representatives possessing in total 38 898 375 votes represented by the ballots for voting that had been received by the Company not later than two days prior to the date of the meeting were registered.

The quorum for passing the resolutions on issues №№ 1-7, №№ 9-10 of the agenda of the meeting is ensured by participation of stockholders possessing in total more than 50% of the total number of the Company's placed voting shares, excluding the voting shares acquired (redeemed) by the Company which makes 214 969 695 votes or 87,4%.

The quorum for passing the resolution on issue № 8 (Election of the members of the Company's Auditing committee) is ensured by participation of stockholders possessing in total more than 50% of the total number of the Company's placed voting shares, excluding the voting shares acquired (redeemed) by the Company and also excluding the voting shares held by the members of the Board of directors or persons holding offices in the Company's management bodies, which makes 214 003 959 votes or 87,35%.

There is the quorum for passing the resolutions on all the issues of the agenda of the annual general meeting of OJSC "VolgaTelecom" stockholders.

12. The issues put to voting, the results of the voting on them:

Issue №1: ***"Approval of the annual report, the annual accounting statement, including the report of profit and losses (account of profit and losses), distribution of profits and losses of the Company based on the results of the report (2003) fiscal year".***

Aggregate results of the voting:

	Number of votes	Percentage of the total number of votes of the stockholders participating in the meeting and having the right of vote on the specified issue of the agenda
For	183 856 756	85,49 %
Against	647	0,00 %
Abstain	10 542	0,00 %

Issue №2: ***"On payment of dividends for 2003, the amount, time period and the form of their payment on the shares of each category"***

Aggregate results of the voting:

	Number of votes	Percentage of the total number of votes of the stockholders participating in the meeting and having the right of vote on the specified issue of the agenda
For	184 339 991	85,72 %
Against	4 952	0,00 %
Abstain	6 197	0,00 %

Issue №3: ***"Introduction of changes and addenda to the Company's Charter"***

Aggregate results of the voting:

For	169 818 753	78,96 %
Against	3 016 133	1,40 %
Abstain	7 148 962	3.32%

Issue №4: ***"Introduction of changes and addenda to the Provision on the Company's Board of directors".***
Aggregate results of the voting:

	Number of votes	Percentage of the total number of votes of the stockholders participating in the meeting and having the right of vote on the specified issue of the agenda
For	179 683 249	83,55 %
Against	3 328 002	1,55 %
Abstain	371 685	0,17 %

Issue №5: ***"Introduction of changes to the Provision on the Company's Management board".***
Aggregate results of the voting:

	Number of votes	Percentage of the total number of votes of the stockholders participating in the meeting and having the right of vote on the specified issue of the agenda
For	179 418 957	83,43 %
Against	3 019 277	1,40 %
Abstain	900 593	0,42%

Issue №6: ***"Introduction of changes to the Provision on the Company's Auditing committee".***
Aggregate results of the voting:

	Number of votes	Percentage of the total number of votes of the stockholders participating in the meeting and having the right of vote on the specified issue of the agenda
For	179 694 590	83,56 %
Against	3 323 774	1,55%
Abstain	356 358	0.17%

Issue №7: ***"Election of the members of the Company's Board of directors".***
Aggregate results of the voting:

№	Full name	Number of votes
1.	Andreev Vladimir Alexandrovich	183 575 609
2.	Bobin Maxim Victorovich	172 424 306
3.	Grigorieva Alla Borisovna	183 932 916
4.	Degtyarev Valeryi Victorovich	183 268 796
5.	Devyatkina Lyudmila Ivanovna	91 789
6.	Dudchenko Vladimir Vladimirovich	170 216 638
7.	Efimov Dmitry Georgievich	5 564 637
8.	Zabuzova Elena Victorovna	36 966
9.	Kulikov Denis Victorovich	5 619 584
10.	Lyulin Vladimir Fedorovich	185 237 024
11.	Romskyi Georgyi Alexeevich	185 306 194
12.	Savchenko Victor Dmitrievich	183 245 459
13.	Fedorov Oleg Romanovich	191 365 616
14.	Khaustovich Alexander Vladimirovich	49 866
15.	Chernogorodskyi Sergey Valerievich	183 249 340
16.	Yurchenko Evgenyi Valerievich	185 250 313

Issue №8: ***Election of the members of the Company's Auditing committee".***

Aggregate results of the voting:

№	Full name	Number of votes
1.	Alekhin Sergey Imanovich	179 841 517
2.	Belyaev Konstantin Vladimirovich	179 994 430
3.	Degtyareva Elena Petrovna	180 271 070
4.	Tikhonov Sergey Vladimirovich	180 127 862
5.	Frolov Kirill Victorovich	180 123 460

Aggregate results of the voting:

	Number of votes	Percentage of the total number of votes of the stockholders participating in the meeting and having the right of vote on the specified issue of the agenda
For	180 288 563	83,83 %
Against	37 374	0,02 %
Abstain	3 996 263	1,86 %

Issue №10: ***"Definition of the size of remuneration to the members of the Company's Board of directors".***
Aggregate results of the voting:

	Number of votes	Percentage of the total number of votes of the stockholders participating in the meeting and having the right of vote on the specified issue of the agenda
For	180 769 389	84,06 %
Against	305 830	0,14 %
Abstain	3 128 866	1,45 %

13. The wording of resolutions passed by the general meeting:
On issue № 1: **"To approve the annual report, the annual accounting statement, including the report of profit and losses (account of profit and losses), distribution of profits and losses of the Company based on the results of the report (2003) fiscal year".**
On issue № 2: **"To pay dividends for 2003:**
- on ordinary shares in the amount of 0,9186 ruble per one share in money form, starting from 15.07.2004 to 15.12.2004
- on preferred shares in the amount of 2,4510 rubles per one share in money form, starting from 15.07.2004 to 15.12.2004"
On issue № 3: **"To introduce changes and addenda in the Company's Charter"**
On issue № 4: **"To introduce changes and addenda to the Provision on the Company's Board of directors"**
On issue № 5: **"To introduce changes to the Provision on the Company's Management board"**
On issue № 6: **"To introduce changes to the Provision on the Company's Auditing committee"**

On issue № 7: **"To elect the members of the Company's Board of directors":**

1. Fedorov Oleg Romanovich
2. Romskyi Georgyi Alexeevich
3. Yurchenko Evgenyi Valerievich
4. Lyulin Vladimir Fedorovich
5. Grigorieva Alla Borisovna
6. Andreev Vladimir Alexandrovich
7. Degtyarev Valeryi Victorovich
8. Chernogorodskyi Sergey Valerievich
9. Savchenko Victor Dmitrievich
10. Bobin Maxim Victorovich
11. Dudchenko Vladimir Vladimirovich

On issue № 8: **"To elect the Company's Auditing committee with the following structure:**
1. Alekhin Sergey Imanovich
2. Belyaev Konstantin Vladimirovich
3. Degtyareva Elena Petrovna
4. Tikhonov Sergey Vladimirovich
5. Frolov Kirill Victorovich"
On issue № 9: **"To approve CJSC "Ernst & Young Vneshaudit" as the Company's auditor for 2004"**
On issue № 10: **"To approve the following norms (rates) of deductions for calculation of annual remuneration to the members of the Board of directors being elected at this annual general meeting of stockholders:**
0,14% of EBITDA as per the data of the accounting statement as per IAS for 2004;
0,22% of the amount of the Company's net profit based on the results of 2004 allocated for dividends payment"


акционерное общество "Волга

1283-2(b)

COMMUNICATION ON ESSENTIAL FACT
"DATA ON CHARGED AND (OR) PAID INCOME ON THE ISSUER'S SECURITIES"

The issuer's full brand name:
Open Joint Stock Company "VolgaTelecom"
The issuer's location:
RF, 603000, Nizhny Novgorod city, M.Gorky sq., Post House
The issuer's taxpayer identification number: *5260901817*
The issuer's unique code: *00137 - A*
The code of the essential fact: *0600137A23062004*
The address of the web site in the Internet used by the issuer for publication of communications about essential facts: **http://www.volgatelecom.ru/?id=332**
The name of the periodical organ used by the issuer for publication of communications about essential facts:
Annex to "FCSM Herald"
"Rossiiskaya gazeta"
Kind, category (type), series and other identification features of the securities:
Ordinary, registered, paperless shares
Preferred, registered, paperless shares of A type
State registration number of the securities issue:
№ 1 – 01 – 00137 – A
№ 2 – 01 – 00137 – A
The date of the state registration: *14.11.2003*
The name of the registration body that carried out the state registration of the securities issue: *Russia's FCSM*
The issuer's management body that passed the resolution on payment (declaration) of dividends on the issuer's shares, the date of passing the specified resolution: *annual general meeting of shareholders held on June 22, 2004*
The date of making up the minutes of the general meeting of shareholders when the specified resolution was passed: *June 23, 2004*
Total amount of dividends charged on the issuer's shares of certain category (type):
225 948 thousand rubles – on ordinary, registered, paperless shares
200 941 thousand rubles – on preferred, registered, paperless shares of A type
The amount of dividend charged on one share of certain category (type):
0,9186 ruble on one ordinary, registered, paperless share
2,4510 rubles on one preferred, registered, paperless shares of A type
The form of income payment on the issuer's securities:
Cash assets
The date on which the liability of income payment on the issuer's securities (dividends on shares) should be performed, and in case if the liability of income payment on the securities should be performed by the issuer during a definite period of time – the date of the end of this period:
Till 15.12.2004
Total amount of dividends paid on the issuer's securities of certain category (type):
0 rubles

Deputy to the General Director of
OJSC "VolgaTelecom" L.I. Grigorieva


LS

Date: June 23, 2004

1283-2(b)

COMMUNICATION
ON ESSENTIAL FACTS

"DATA ON CHARGED AND (OR) PAID INCOME ON THE ISSUER'S SECURITIES"

"DATA ON THE TIME PERIOD OF THE PERFORMANCE OF THE ISSUER'S LIABILITIES TO SECURITIES HOLDERS"

The issuer's full brand name and its legal-organizational form:
Open Joint Stock Company "VolgaTelecom"
The issuer's location:
RF, 603000, Nizhny Novgorod city, M.Gorky sq., Post House
Taxpayer identification number: *5260901817*
The issuer's unique code: *00137 - A*
The code of the essential fact: *0600137A24052004*
0900137A24052004
The address of the web site in the Internet used by the issuer for publication of communications about essential facts: **http://www.volgatelecom.ru/?id=332**
The name of the periodical organ used by the issuer for publication of communications about essential facts:
Annex to "Russia's FCSM Herald"
"Rossiiskaya gazeta"
Kind, category (type), series and other identification features of securities:
Paper, interest-rate, bearer bonds of BT-1 series
State registration number of the securities issue: *№ 4 – 43 – 00137 – A*
The date of the state registration: *24.01.2003*
The name of the registration body that performed state registration of the securities issue:
Russia's FCSM
The issuer's management body that adopted the resolution on defining the amount of interest (coupon) on the issuer's bonds: ***the procedure of defining the amount of interest (coupon) on the bonds is defined in accordance with the Resolution on the bonds issue approved by the issuer's Board of directors***
The date of making up the minutes of the session of the Board of directors when the specified resolution was adopted: ***December 27, 2002, minutes № 18***
The content of the issuer's liability: ***payment of coupon (interest) yield on paper, interest-rate, bearer bonds of BT-1 series***
Total amount of interest (the amount of liability) due to payment on the issuer's bonds of BT-1 series:
37 810 000 rubles
The amount of interest due to payment on one bond of BT-1 series:
15 % annual (37,81 rubles)
The form of payment of income on the issuer's securities: ***cash.***
The date of the performance of the liability of income payment (interest) on the bonds of BT-1 series:
May 24, 2004
Total amount of interest paid on the bonds of BT-1 series:
37 810 000 rubles
The fact of the liability performance: ***the liability is performed completely.***

Deputy to the General Director of
OJSC "VolgaTelecom"



/ L.I. Grigorieva /

1283-2(b)

COMMUNICATION
ON ESSENTIAL FACT
"INFORMATION ON THE DATES OF THE ISSUER'S REGISTER CLOSING"

The issuer's full brand name and its legal-organizational form:
Open Joint Stock Company "VolgaTelecom"
The issuer's location:
RF, 603000, Nizhny Novgorod city, M.Gorky sq., Post House
The issuer's taxpayer identification number assigned by the tax authorities: ***5260901817***
The issuer's unique code assigned by the registration body: ***00137-A***
The code of the essential fact: ***0800137A17042004***
The address of the web site in the Internet used by the issuer for publication of communications about essential facts: **http://www.volgatelecom.ru**
The name of the periodical organ used by the issuer for publication of communications about essential facts:

Annex to "Russia's FCSM Herald"
"Rossiiskaya gazeta"

Kind, category (type), series and other identification features of registered securities:

Ordinary, registered, paperless shares
Preferred, registered, paperless shares of A type

The purpose for which the list of registered securities owners is drawn up:

Holding of annual general meeting of stockholders
Payment of dividends on the shares

The date on which the list of registered securities owners is drawn up:

May 3, 2004 18-00 p.m. (local time)

The date of making up the minutes of the session of the Board of directors – the authorized management body of the issuer, when the decision on the date of drawing up the list of owners of the issuer's registered securities was made:

17.04.2004

General Director of
OJSC "VolgaTelecom"



/ V.F.Lyulin /

/

Date: April 19, 2004


LS

1283-2(b)

COMMUNICATION
ON ESSENTIAL FACT
"DATA ON THE FACTS RESULTED IN SINGLE INCREASE OF PROFIT OR LOSSES OF THE ISSUER BY MORE THAN 10 PERCENT"

The issuer's full brand name and its legal-organizational form:
Open Joint Stock Company "VolgaTelecom"
The issuer's location:
RF, 603000, Nizhny Novgorod city, M.Gorky sq., Post House
The issuer's taxpayer identification number assigned by the tax authorities: ***5260901817***
The issuer's unique code assigned by the registration body: ***00137-A***
The code of the essential fact: ***0300137A30032004***
The address of the web site in the Internet used by the issuer for publication of communications about essential facts: **http://www.volgatelecom.ru**
The name of the periodical organ used by the issuer for publication of communications about essential facts:

Annex to "FCSM Herald"
"Rossiiskaya gazeta"

The fact (facts) resulted in single reduction of the issuer's profit by more than 10 percent, due to:

The reduction of the net profit for quarter 4 as compared with quarter 3 was planned a priori in the Company's budget and is not a negative factor; the net profit target for the year was outstripped. A number of expenses not reflected in quarter 3 were reflected in quarter 4, and that increased the profit of quarter 3 relative to the target and reduced the profit of quarter 4. In addition, an essential fact is the change of accounting policy of OJSC "Sviayzinvest" for charging remunerations by the results of the operation for the year, the result of the change was the payment of the remuneration in quarter 4 of 2003. Originally it was planned for payment in quarter 1 of 2004. Total amount of payment with uniform social tax (UST) was 75 million rubles.

The date of the fact (facts) occurrence resulted in single increase of the issuer's profit by more than 10 percent:

30.03.2004

The amount of the issuer's net profit for the report period (quarter 3 of 2003), preceding the report period when the relevant fact (facts) occurred:

753 500 thousand rubles

The amount of the issuer's net profit for the report period (quarter 4 of 2003) when the relevant fact (facts) occurred:

453 257 thousand rubles

The change of the issuer's net profit in absolute and percent ratio:

- 300 243 thousand rubles
39,8 %

General Director of
OJSC "VolgaTelecom"

/ V. F. Lyulin /

Chief accountant of
OJSC "VolgaTelecom"

/ N. I. Popkov /

Date: March 31, 2004



12§3-2(b)

COMMUNICATION
ON ESSENTIAL FACTS

"DATA ON CHARGED AND (OR) PAID INCOME ON THE ISSUER'S SECURITIES"

"DATA ON THE TIME PERIOD OF THE PERFORMANCE OF THE ISSUER'S LIABILITIES TO SECURITIES HOLDERS"

The issuer's full brand name and its legal-organizational form:
Open Joint Stock Company "VolgaTelecom"
The issuer's location:
RF, 603000, Nizhny Novgorod city, M.Gorky sq., Post House
Taxpayer identification number: *5260901817*
The issuer's unique code: *00137 - A*
The code of the essential fact: *0600137A24022004*
0900137A24022004
The address of the web site in the Internet used by the issuer for publication of communications about essential facts: **http://www.volgatelecom.ru**
The name of the periodical organ used by the issuer for publication of communications about essential facts:
Annex to "Russia's FCSM Herald"
"Rossiiskaya gazeta"
Kind, category (type), series and other identification features of securities:
Paper, interest-rate, bearer bonds of BT-1 series
State registration number of the securities issue: *№ 4 – 43 – 00137 – A*
The date of the state registration: *24.01.2003*
The name of the registration body that performed state registration of the securities issue: ***Russia's FCSM***
The issuer's management body that adopted the resolution on defining the amount of interest (coupon) on the issuer's bonds: ***the procedure of defining the amount of interest (coupon) on the bonds is defined in accordance with the Resolution on the bonds issue approved by the issuer's Board of directors***
The date of making up the minutes of the session of the Board of directors when the specified resolution was adopted: *December 27, 2002, minutes № 18*
The content of the issuer's liability: ***payment of coupon (interest) yield on paper, interest-rate, bearer bonds of BT-1 series***
Total amount of interest (the amount of liability) due to payment on the issuer's bonds of BT-1 series:
41 590 000 rubles
The amount of interest due to payment on one bond of BT-1 series:
16,5 % annual (41,59 ruble)
The form of payment of income on the issuer's securities: ***cash.***
The date of the performance of the liability of income payment (interest) on the bonds of BT-1 series:
February 24, 2004
Total amount of interest paid on the bonds of BT-1 series:
41 590 000 rubles
The fact of the liability performance: ***the liability is performed completely.***

General Director of
OJSC "VolgaTelecom"  / V.F.Lyulin /

Open Joint Stock Company "VolgaTelecom"
TIN 5260901817

Information on essential fact (event, action) affecting the issuer's financial-economic activity

Open Joint Stock Company "VolgaTelecom"
Location: ***RF, 60300, Nizhny Novgorod city, M.Gorky sq., Post House***
The issuer's code: ***00137-A***

The date of the fact occurrence (event, action): ***29.06.2003***
The code of the fact (event, action): ***1100137A29062003***

Kind and series of securities:
registered bonds of 1 – Y series
(state registration number 4 - 33 - 00137 - A of 25.10.2002)

The date of charging income on the bonds:
29.06.2003

Payout period of income on the bonds:
29.06.2003 – the date of the payout beginning,
29.06.2004 – the date of the payout end.

The size of income (interest) charged and paid per a bond:
0,1 % of the face value of the bond

Total number of bonds on which the income was charged and is being paid:
18 246 pieces

The form of payment of charged income on the bonds:
cash assets

General Director of
OJSC "VolgaTelecom"



Lyulin V.F.

1253-2(b)

COMMUNICATION ON ESSENTIAL FACTS

"DATA ON CHARGED AND (OR) PAID INCOME ON THE ISSUER'S SECURITIES"

"DATA ON THE TIME FOR PERFORMANCE OF THE ISSUER'S LIABILITIES TO SECURITIES HOLDERS"

The issuer's full brand name:
Open Joint Stock Company "VolgaTelecom"
The issuer's location:
RF, 603000, Nizhny Novgorod city, M.Gorky sq., Post House
The issuer's taxpayer identification number: ***5260901817***
The issuer's unique code: ***00137 - A***
The code of the essential fact: ***0600137A23082004***
0900137A23082004
The address of the web site in the Internet used by the issuer for publication of communications about essential facts: **http://www.volgatelecom.ru/?id=332**
The name of the periodical organ used by the issuer for publication of communications about essential facts:
Annex to "FCSM Herald"
"Rossiiskaya gazeta"
Kind, category (type), series and other identification features of the securities:
Paper, interest rate, bearer bonds of BT- 1 series
State registration number of the securities issue: ***№ 4 – 43 – 00137 – A***
The date of the state registration: ***24.01.2003 г.***
The name of the registration body that carried out the state registration of the securities issue: ***Russia's FCSM***
The issuer's management body that made the decision on determining the size of the interest rate (yield) on the issuer's bonds: ***the procedure of determining the size of the interest rate (yield) on the bonds is defined in accordance with the Decision on the bonds issue approved by the issuer's Board of directors***
The date of making up the minutes of the session of the Board of directors when the specified decision was made: ***December 27, 2002, minutes № 18***
The content of the issuer's liabilities: ***payment of coupon yield (interest income) on paper, interest rate, bearer bonds of BT- 1***
Total amount of interest (the amount of liabilities) due to payment on the issuer's bonds of BT – 1 series:
37 400 000 rubles
The size of interest due to payment on one bond of BT – 1 series:
15 % annual (37,40 rubles)
The form of income payment on the issuer's securities: ***cash assets.***
The date of liability performance of paying income (interest) on the bonds of BT – 1 series:
August 23, 2004
Total amount of interest paid on the bonds of BT – 1 series:
37 400 000 rubles
The fact of the liability performance: ***the liability was performed in full.***



Deputy to the General Director of
OJSC "VolgaTelecom" / L.I. Grigorieva /

1283-2(b)

COMMUNICATION ON THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE ISSUER'S SECURITIES "CHANGES IN THE LIST OF LEGAL ENTITIES WHERE THE ISSUER POSSESSES EQUITY SHARE"

The issuer's full brand name and its legal-organizational form:
Open Joint Stock Company "VolgaTelecom"
The issuer's location:
RF, 603000, Nizhny Novgorod city, M.Gorky sq., Post House
The issuer's taxpayer identification number assigned by the tax authorities: *5260901817*
The issuer's unique code assigned by the registration body: *00137 - A*
The address of the web site in the Internet used by the issuer for publication of communications on the data that may have material effect on the cost of securities: **http://www.volgatelecom.ru/?id=1692**
Full brand name and the location of commercial organization which equity share in the charter capital was changed:
Closed Joint Stock Company "Sotel – Nizhny Novgorod",
RF, Nizhny Novgorod city, Sovietskaya sq., 2
The issuer's equity share in the charter (reserve) capital of the specified organization before the change: *20%*
The share of ordinary stock of the joint stock company that belonged to the issuer prior to the change: *20%*
The issuer's equity share in the charter (reserve) capital of the specified organization after the change: *0%*
The share of ordinary stock of the joint stock company that belongs to the issuer after the change: *0%*
The date since when the issuer's equity share in the charter (reserve) capital of the specified organization has changed:
August 23, 2004
The date when the issuer came to know on conducting the operation in the register of shareholders of *CJSC "Sotel – Nizhny Novgorod":*
September 24, 2004

Deputy to the General Director of
OJSC "VolgaTelecom"



/ L.I. Grigorieva /



Date: September 24, 2004

1253-2(b)

COMMUNICATION ON THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE ISSUER'S SECURITIES "CHANGES IN THE LIST OF LEGAL ENTITIES WHERE THE ISSUER POSSESSES EQUITY SHARE"

The issuer's full brand name and its legal-organizational form:
Open Joint Stock Company "VolgaTelecom"
The issuer's location:
RF, 603000, Nizhny Novgorod city, M.Gorky sq., Post House
The issuer's taxpayer identification number assigned by the tax authorities: ***5260901817***
The issuer's unique code assigned by the registration body: ***00137 - A***
The address of the web site in the Internet used by the issuer for publication of communications on the data that may have material effect on the cost of securities: **http://www.volgatelecom.ru/?id=1692**
Full brand name and the location of commercial organization which equity share in the charter capital was changed:
Limited Liability Company "Udmurtiya's cellular networks -450",
RF, Udmurtiya's Republic, Izhevsk city, Kraev str., 48
The issuer's equity share in the charter (reserve) capital of the specified organization before the change:
100%
The issuer's equity share in the charter (reserve) capital of the specified organization after the change: ***0%***
The date since when the issuer's equity share in the charter (reserve) capital of the specified organization has changed:
August 31, 2004

Deputy to the General Director of OJSC "VolgaTelecom" / L.I. Grigorieva /



Date: August 31, 2004 LS

1283-2(b)

COMMUNICATION ON THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE ISSUER'S SECURITIES "CHANGES IN THE LIST OF LEGAL ENTITIES WHERE THE ISSUER POSSESSES EQUITY SHARE"

The issuer's full brand name and its legal-organizational form:
Open Joint Stock Company "VolgaTelecom"
The issuer's location:
RF, 603000, Nizhny Novgorod city, M.Gorky sq., Post House
The issuer's taxpayer identification number assigned by the tax authorities: ***5260901817***
The issuer's unique code assigned by the registration body: ***00137 - A***
The address of the web site in the Internet used by the issuer for publication of communications on the data that may have material effect on the cost of securities: **http://www.volgatelecom.ru/?id=1692**
Full brand name and the location of commercial organization which equity share in the charter capital was changed:
Limited Liability Company "Vyatskaya cellular communication",
RF, Kirov city, Uralskaya str., 1
The issuer's equity share in the charter (reserve) capital of the specified organization before the change: ***51%***
The issuer's equity share in the charter (reserve) capital of the specified organization after the change: ***0%***
The date since when the issuer's equity share in the charter (reserve) capital of the specified organization has changed:
August 31, 2004

Deputy to the General Director of OJSC "VolgaTelecom" / L.I. Grigorieva /

Date: August 31, 2004


LS

1283-2(b)

COMMUNICATION ON THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE ISSUER'S SECURITIES "CHANGES IN THE LIST OF LEGAL ENTITIES WHERE THE ISSUER POSSESSES EQUITY SHARE"

The issuer's full brand name and its legal-organizational form:
Open Joint Stock Company "VolgaTelecom"
The issuer's location:
RF, 603000, Nizhny Novgorod city, M.Gorky sq., Post House
The issuer's taxpayer identification number assigned by the tax authorities: ***5260901817***
The issuer's unique code assigned by the registration body: *00137 - A*
The address of the web site in the Internet used by the issuer for publication of communications on the data that may have material effect on the cost of securities:
http://www.volgatelecom.ru/?id=1692
Full brand name and the location of commercial organization which equity share in the charter capital was changed:
Closed Joint Stock Company "Digital networks of Udmurtiya – 900",
RF, Izhevsk city, Pushkinskaya str., 278
The issuer's equity share in the charter (reserve) capital of the specified organization before the change:
49%
The share of ordinary stock of the joint stock company that belonged to the issuer prior to the change:
49%
The issuer's equity share in the charter (reserve) capital of the specified organization after the change:
0%
The share of ordinary stock of the joint stock company that belongs to the issuer after the change:
0%
The date since when the issuer's equity share in the charter (reserve) capital of the specified organization has changed:
August 5, 2004

Deputy to the General Director of
OJSC "VolgaTelecom" / L.I. Grigorieva /



Date: August 25, 2004 LS

1253-2(6)

COMMUNICATION ON THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE ISSUER'S SECURITIES "LIQUIDATION OF THE ISSUER'S ASSOCIATED OR AFFILIATED COMPANY"

The issuer's full brand name and its legal-organizational form:
Open Joint Stock Company "VolgaTelecom"
The issuer's location:
RF, 603000, Nizhny Novgorod city, M.Gorky sq., Post House
The issuer's taxpayer identification number assigned by the tax authorities: ***5260901817***
The issuer's unique code assigned by the registration body: ***00137 - A***
The address of the web site in the Internet used by the issuer for publication of communications on the data that may have material effect on the cost of securities: **http://www.volgatelecom.ru/?id=1692**
Full brand name of associated or affiliated company of the issuer:
Closed Joint Stock Company "Digital telecommunications"
The equity share of the issuer in the charter capital of associated or affiliated company of the issuer: ***100%***
The share of ordinary stock of associated or affiliated company that belongs to the issuer: ***100%***
Grounds for liquidation of associated or affiliated company of the issuer:
Decision of the Board of directors of OJSC "VolgaTelecom" – sole participant of CJSC "Digital telecommunications" of August 19, 2004.

Deputy to the General Director of
OJSC "VolgaTelecom" / L.I.Grigorieva /



Date: August 25, 2004

1283-2(b)

RECEIVED

COMMUNICATION ON THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE ISSUER'S SECURITIES "CHANGES IN THE LIST OF LEGAL ENTITIES WHERE THE ISSUER POSSESSES EQUITY SHARE"

The issuer's full brand name and its legal-organizational form:
Open Joint Stock Company "VolgaTelecom"
The issuer's location:
RF, 603000, Nizhny Novgorod city, M.Gorky sq., Post House
The issuer's taxpayer identification number assigned by the tax authorities: *5260901817*
The issuer's unique code assigned by the registration body: *00137 - A*
The address of the web site in the Internet used by the issuer for publication of communications on the data that may have material effect on the cost of securities: **http://www.volgatelecom.ru/?id=1692**
Full brand name and the location of commercial organization which equity share in the charter (reserve) capital (equity capital) (ordinary stock) was changed:
Closed Joint Stock Company "Transsviyaz",
RF, Nizhny Novgorod city, Chaadaev str., 2
The issuer's equity share in the charter (reserve) capital of the specified organization before the change:
40%
The share of ordinary stock of the joint stock company that belonged to the issuer prior to the change:
40%
The issuer's equity share in the charter (reserve) capital of the specified organization after the change:
80%
The share of ordinary stock of the joint stock company that belongs to the issuer after the change: *80%*
The date since when the issuer's equity share in the charter (reserve) capital of the specified organization has changed:
August 20, 2004

Deputy to the General Director of
OJSC "VolgaTelecom" / L.I. Grigorieva /



Date: August 25, 2004

1253-2(b)

COMMUNICATION ON THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE ISSUER'S SECURITIES "CHANGES IN THE LIST OF LEGAL ENTITIES WHERE THE ISSUER POSSESSES EQUITY SHARE"

The issuer's full brand name and its legal-organizational form:
Open Joint Stock Company "VolgaTelecom"
The issuer's location:
RF, 603000, Nizhny Novgorod city, M.Gorky sq., Post House
The issuer's taxpayer identification number assigned by the tax authorities: ***5260901817***
The issuer's unique code assigned by the registration body: ***00137 - A***
The address of the web site in the Internet used by the issuer for publication of communications on the data that may have material effect on the cost of securities: **http://www.volgatelecom.ru/?id=1692**
Full brand name and the location of commercial organization which equity share in the charter capital was changed:
Closed Joint Stock Company "Saratov's system of cellular communication",
RF, Saratov city, 50 years of October avenue, 110 a
The issuer's equity share in the charter (reserve) capital of the specified organization before the change:
15%
The share of ordinary stock of the joint stock company that belonged to the issuer prior to the change:
15%
The issuer's equity share in the charter (reserve) capital (equity capital) of the specified organization after the change: ***0%***
The share of ordinary stock of the joint stock company that belongs to the issuer after the change: ***0%***
The date since when the issuer's equity share in the charter (reserve) capital (equity capital) of the specified organization has changed:
August 23, 2004

Deputy to the General Director of
OJSC "VolgaTelecom" / L.I. Grigorieva /

Date: August 25, 2004



1253-2(b)

COMMUNICATION ON THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE ISSUER'S SECURITIES "LIQUIDATION OF THE ISSUER'S ASSOCIATED OR AFFILIATED COMPANY"

The issuer's full brand name and its legal-organizational form:
Open Joint Stock Company "VolgaTelecom"
The issuer's location:
RF, 603000, Nizhny Novgorod city, M.Gorky sq., Post House
The issuer's taxpayer identification number assigned by the tax authorities: *5260901817*
The issuer's unique code assigned by the registration body: *00137 - A*
The address of the web site in the Internet used by the issuer for publication of communications on the data that may have material effect on the cost of securities: **http://www.volgatelecom.ru/?id=1692**
Full brand name of associated or affiliated company of the issuer:
Limited Liability Company "Izhcom"
The equity share of the issuer in the charter capital of associated or affiliated company of the issuer:
100%
Grounds for liquidation of associated or affiliated company of the issuer:
Decision of the Board of directors of OJSC "VolgaTelecom" – sole participant of LLC "Izhcom" of August 19, 2004.

Deputy to the General Director of
OJSC "VolgaTelecom" / L.I.Grigorieva /



Date: August 25, 2004 LS

1283-2(b)

RECEIVED
2005 MAY 19 P 2:0
OFFICE OF INTERNATIONAL CORPORATE FINANCE

COMMUNICATION ON THE DATA THAT MAY ESSENTIALLY AFFECT THE COST OF THE ISSUER'S SECURITIES "THE DECISIONS MADE BY THE BOARD OF DIRECTORS (SUPERVISORY COUNCIL)"

The issuer's full brand name and its legal-organizational form:
Open Joint Stock Company "VolgaTelecom"
The issuer's location:
RF, 603000, Nizhny Novgorod city, M.Gorky sq., Post House
The issuer's taxpayer identification number assigned by the tax authorities: *5260901817*
The issuer's unique code assigned by the registration body: *00137-A*
The address of the web site in the Internet used by the issuer for publication of communications on the data that may essentially affect the cost of the securities: **http://www.volgatelecom.ru/?id=1692**
The date of holding the session of the Board of directors (supervisory council) of the issuer: *20.07.2004*
The date of making up and the number of minutes of the session of the Board of directors (supervisory council) of the issuer: *20.07.2004, minutes № 3*
The content of the decision made by the issuer's Board of directors on the issue:

I. Formation of the Company's Management board.

Decision:
1. To form the Company's Management board consisting of 14 persons:
   - Lyulin Vladimir Fedorovich:
   Equity share in the issuer's Charter capital - 0,14895%. The share of ordinary stock – 0,13603%.
   - Kirillov Alexander Ivanovich:
   Equity share in the issuer's Charter capital - 0,06681%. The share of ordinary stock – 0,06568%.
   - Sipatova Taisiya Mikhailovna:
   Equity share in the issuer's Charter capital - 0%. The share of ordinary stock – 0%.
   - Grigorieva Lyubov Ivanovna:
   Equity share in the issuer's Charter capital - 0,00015%. The share of ordinary stock – 0,00015%.
   - Vystorop Vasilyi Petrovich:
   Equity share in the issuer's Charter capital - 0%. The share of ordinary stock – 0%.
   - Dyakonov Mikhail Vasilievich:
   Equity share in the issuer's Charter capital - 0%. The share of ordinary stock – 0%.
   - Sklyarov Ivan Petrovich:
   Equity share in the issuer's Charter capital - 0,00103%. The share of ordinary stock – 0%.
   - Evdokimov Oleg Lvovich:
   Equity share in the issuer's Charter capital - 0,00016%. The share of ordinary stock – 0,00007%.
   - Petrov Mikhail Victorovich:
   Equity share in the issuer's Charter capital - 0%. The share of ordinary stock – 0%.
   - Elkin Sergey Leonidovich:
   Equity share in the issuer's Charter capital - 0,04756%. The share of ordinary stock – 0,04228%.
   - Korolkov Oleg Animpadistovich:
   Equity share in the issuer's Charter capital - 0,10259%. The share of ordinary stock – 0,09269%.
   - Shchukina Elvira Konstantinovna:
   Equity share in the issuer's Charter capital - 0%. The share of ordinary stock – 0%.
   - Popkov Nikolai Ivanovich:
   Equity share in the issuer's Charter capital - 0%. The share of ordinary stock – 0%.
   - Kormilitsyna Lyudmila Alexeevna:
   Equity share in the issuer's Charter capital - 0%. The share of ordinary stock – 0%.
2. To set the term of powers of the members of the Management board till July 15, 2005.

Deputy to the General Director of OJSC "VolgaTelecom" / L.I. Grigorieva /



Date: July 20, 2004

1253-2(b)

COMMUNICATION ON THE DATA THAT MAY ESSENTIALLY AFFECT THE COST OF THE ISSUER'S SECURITIES "THE DECISIONS MADE BY THE BOARD OF DIRECTORS (SUPERVISORY COUNCIL)"

The issuer's full brand name and its legal-organizational form:
Open Joint Stock Company "VolgaTelecom"
The issuer's location:
RF, 603000, Nizhny Novgorod city, M.Gorky sq., Post House
The issuer's taxpayer identification number assigned by the tax authorities: ***5260901817***
The issuer's unique code assigned by the registration body: ***00137-A***
The address of the web site in the Internet used by the issuer for publication of communications on the data that may essentially affect the cost of the securities: **http://www.volgatelecom.ru/?id=1692**
The date of holding the session of the Board of directors (supervisory council) of the issuer: ***18.05.2004***
The date of making up and the number of minutes of the session of the Board of directors (supervisory council) of the issuer: ***20.05.2004., minutes № 39***

The content of the decision made by the issuer's Board of directors on the issue:

III. Recommendations on the payment of dividends for 2003: the size, the time, the procedure and the form of their payment on the shares of each category.

Decided:

To recommend to the annual general meeting of stockholders to pay dividends for 2003:

- on ordinary shares in the size of 0,9186 ruble per one share in money form, starting from 15.07.2004 till 15.12.2004.

- on preferred shares in the size of 2,4510 rubles per one share in money form, starting from 15.07.2004 till 15.12.2004.

The content of the decision made by the issuer's board of directors on the issue:

IX. On changing the agenda of the annual general meeting of stockholders

Decided:

To approve the following agenda of the annual general meeting of stockholders of the Company:

1. *Approval of annual report, annual accounting statement, including profit and loss statement (profit and loss accounts), distribution of profit and losses of the Company based on the results of the report (2003) fiscal year.*
2. *On payment of dividends for 2003, the size, the time and the form of their payment on the shares of each category.*
3. *Introduction of changes and addenda to the Company's Charter.*
4. *Introduction of changes and addenda to the Provision on the Company's Board of directors.*
5. *Introduction of changes to the Provision on the Company's Management board.*
6. *Introduction of changes to the Provision on the Company's Auditing committee.*
7. *Election of the members of the Company's Board of directors.*
8. *Election of the members of the Company's Auditing committee.*
9. *Approval of the Company's auditor for 2004.*
10. *Definition of the amount of remuneration to the members of the Company's Board of directors.*

Deputy to the General Director of
OJSC "VolgaTelecom" /L.I. Grigorieva/



Date: May 20, 2004

1283-2(b)

COMMUNICATION ON THE DATA THAT MAY ESSENTIALLY AFFECT THE COST OF THE ISSUER'S SECURITIES "THE DECISIONS MADE BY THE BOARD OF DIRECTORS (SUPERVISORY COUNCIL)"

The issuer's full brand name and its legal-organizational form:
Open Joint Stock Company "VolgaTelecom"
The issuer's location:
RF, 603000, Nizhny Novgorod city, M.Gorky sq., Post House
The issuer's taxpayer identification number assigned by the tax authorities: ***5260901817***
The issuer's unique code assigned by the registration body: ***00137-A***
The address of the web site in the Internet used by the issuer for publication of communications on the data that may essentially affect the cost of the securities: **http://www.volgatelecom.ru**
The date of holding the session of the Board of directors (supervisory council) of the issuer: ***15.04.2004***
The date of making up and the number of minutes of the session of the Board of directors (supervisory council) of the issuer: ***17.04.2004, minutes № 34***
The content of the decision made by the Board of directors (supervisory council) of the issuer on the issue:

I. On calling of annual general meeting of stockholders of OJSC "VolgaTelecom".

1. To call annual general meeting of stockholders of OJSC "VolgaTelecom" in the form of joint presence.

2. Annual general meeting of stockholders is to be held on June 22, 2004 at the address: Nizhny Novgorod city, M.Gorky sq., Post House.

3. To set the time of the meeting beginning – 10-00 a.m. (local time).

4. To set the time of the beginning of registration of stockholders – 08-00 a.m. (local time) on 22.06.2004.

5. To set May 3, 2004 18-00 p.m. (local time) as the date of drawing up the list of persons and entities having the right to participate in annual general meeting of stockholders.

6. To set the mail address where the filled bulletins may be sent – 603000,Nizhny Novgorod city, M.Gorky sq., Post House.

The content of the decision made by the Board of directors (supervisory council) on the issue:

II. Approval of the agenda of the annual general meeting of stockholders.

1. Approval of annual report, annual accounting statement, including profit and loss statement (profit and loss accounts), distribution of profit and losses of the Company based on the results of the report (2003) fiscal year.

2. On payment of dividends for 2003, the size and the form of their payment on the shares of each category.

3. Introduction of changes and addenda to the Company's Charter.

4. Introduction of changes and addenda to the Provision on the Company's Board of directors.

5. Election of the members of the Company's Board of directors.

6. Election of the members of the Company's Auditing committee.

7. Approval of the Company's auditor for 2004.

8. Definition of the amount of remuneration to the members of the Company's Board of directors.

Deputy to the General Director of
OJSC "VolgaTelecom" / L.I. Grigorieva/

Date: April 19, 2004.


LS

1283-2(b)

Open Joint Stock Company "VolgaTelecom"
TIN 5260901817

Information on essential fact (event, action) affecting the issuer's financial-economic activity

RECEIVED
2005 MAY 19 P 2:0?
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Open Joint Stock Company "VolgaTelecom"
Location: *RF, 603000, Nizhny Novgorod city, M.Gorki sq., Post House*
The issuer's code: *00137-A*

The date of the fact occurrence (event, action): *30.06.2003*
The code of the fact (event, action): *1100137A30062003*

Kind and series of securities:
registered bonds, series 1 - C
(state registration number 4 - 27 - 00137 - A of 25.10.2002)

The date of charging income on the bonds:
30.06.2003

The time period of the payment of income on the bonds:
30.06.2003 - the date of the payment beginning,
30.06.2005 - the date of the payment end

The amount of income (interest) charged and being paid per a bond:
1 % annual of the face value

Total number of bonds on which the income is charged and being paid:
143 440 pieces

The form of payment of charged income on the bonds:
cash



General Director of OJSC "VolgaTelecom" ***Lyulin V.F.***

12§3-2(b)

Information on essential fact (event, action) affecting the issuer's financial-economic activity

Open Joint Stock Company "VolgaTelecom"
Location: ***RF, 60300, Nizhny Novgorod city, M.Gorky sq., Post House***
The issuer's code: ***00137-A***

The date of the fact occurrence (event, action): ***27.07.2003***
The code of the fact (event, action): ***1100137A27072003***

Kind, category (type) of securities on which the income is charged and paid:
preferred shares of A type of the face value of 5 rubles
ordinary shares of the face value of 5 rubles

The date of the issuer's passing the resolution on the payment of dividends on the shares:
27.06.2003 – resolution of the general meeting of stockholders

The amount of dividend paid on:
one preferred share of A type - 1.7954 ruble,
one ordinary share - 0,7066 ruble.

The form of payment of the charged income on the securities:
The charged income is paid in a mixed form.



General Director of
OJSC "VolgaTelecom" — ***Lyulin V.F.***

1283-2(b)

Information on essential fact (event, action) affecting the issuer's financial-economic activity

Open Joint Stock Company "VolgaTelecom"
Location: ***RF, 60300, Nizhny Novgorod city, M.Gorky sq., Post House***
The issuer's code: ***00137-A***

The date of the fact occurrence (event, action): ***22.08.2003***
The code of the fact (event, action): ***1100137A22082003***

Kind of securities, series, and the tranche of the bonds' series under which the income was charged and paid:
paper, interest rate, bearer bonds of BT-1 series
(state registration number 4-43-00137-A of 24.01.2003)

Payout period of the income under the bonds:
22.08.2003.
The size of interest paid per one bond of the specified series:
4,75 %

Total number of bonds of the same series (the tranche of the series) under which the income was paid:
1 000 000 pieces

The form of payment of the income under the securities:
cash assets

General Director of
OJSC "VolgaTelecom" ***Lyulin V.F.***



1283-2(b)

Information on essential fact (event, action)

affecting the issuer's financial-economic activity

Open Joint Stock Company "VolgaTelecom"
Location: ***RF, 603000, Nizhny Novgorod city, M.Gorki sq., Post House***
The issuer's code: ***00137-A***

The date of the fact (event, action) occurrence: ***27.06.2003***
The code of the fact (event, action): ***1100137A27062003***

Kind, category (type) of securities on which the income was charged:
- preferred share of A type with face value of 5 rubles,
- ordinary share with face value of 5 rubles

The date when the issuer passed the resolution on payment of dividends on the shares:
27.06.2003

The issuer's body that passed the resolution on payment of dividends on the shares:
annual general meeting of stockholders

The size of the dividend charged on
one preferred share of A type - 1,7954 ruble,
one ordinary share - 0,7066 ruble.

Total number of shares of similar category (type) on which income was charged:
81 983 404 preferred shares of A type,
245 969 590 ordinary shares.

The time period and the form of charged dividends payment on preferred shares of A type:
to pay dividends for 2002 in money form or by other property in case of a shareholder's consent to receive the dividends in such a form starting from 27.07.2003 till 31.12.2003.

The time period and the form of charged dividends payment on ordinary shares:
To pay dividends for 2002 in money form or by other property in case of a shareholder's consent to receive the dividends in such a form starting from 27.07.2003 till 31.12.2003.

General Director of
OJSC "VolgaTelecom" ***Lyulin V.F.***



12§3-2(b)

Information on essential fact (event, action) affecting the issuer's financial-economic activity

Open Joint Stock Company "VolgaTelecom"
Location: ***RF, 60300, Nizhny Novgorod city, M.Gorky sq., Post House***
The issuer's code: ***00137-A***

The date of the fact occurrence (event, action): ***22.09.2003***
The code of the fact (event, action): ***0700137A22092003***

Full brand name, location and mail address of the contracting party under the transaction (transactions):

Ismona Trading Co. Limited company
(Ismona Trading Co. Limited)
163 Spiru Arauzu street, Lordos Waterfront, 2-nd floor, suite 201
Limassol, the Republic of Cyprus

The date of the transaction (transactions) settlement with indication of the date of performance:
September 22, 2003.
The first payment – not later than five banking days since the date of the shares re-registration to the issuer's property.
The second payment – not later than one hundred twenty banking days since the date of the shares re-registration to the issuer's property.

Description of the transaction (transactions):
Acquisition of ordinary, registered shares of Open Joint Stock Company "Tatincom – T".

General Director of
OJSC "VolgaTelecom"



Lyulin V.F.

1283-2(b)

Information on essential fact (event, action) affecting the issuer's financial-economic activity

Open Joint Stock Company "VolgaTelecom"
Location: ***RF, 60300, Nizhny Novgorod city, M.Gorky sq., Post House***
The issuer's code: ***00137-A***

The date of the fact occurrence (event, action): ***22.09.2003***
The code of the fact (event, action): ***0700137A22092003***

Full brand name, location and mail address of the contracting party under the transaction (transactions):
Open Joint Stock Company "Tatneft" after V.D.Shashin,
RF, 423450, the Republic of Tatarstan, Almetievsk town, Lenin str., 75

The date of the transaction (transactions) settlement with indication of the date of performance:
September 22, 2003.
The first payment – not later than five banking days since the effective date of the contract.
The second payment – not later than one hundred twenty banking days since the date of the shares re-registration to the issuer's property.

Description of the transaction (transactions):
Acquisition of ordinary, registered shares of Open Joint Stock Company "Tatincom – T".

General Director of
OJSC "VolgaTelecom"



Lyulin V.F.

1283-2(b)

Information on essential fact (event, action) affecting the issuer's financial-economic activity

Open Joint Stock Company "VolgaTelecom"
Location: ***RF, 60300, Nizhny Novgorod city, M.Gorky sq., Post House***
The issuer's code: ***00137-A***

The date of the fact occurrence (event, action): ***15.07.2003***
The code of the fact (event, action): ***0100137A15072003***

The issuer's management body in which the changes occurred:
collegial executive body (Management board).

Surname, name, patronymic name of the person elected to the issuer's management body with indication of equity share in the issuer's authorized capital:
Arakcheev Alexander Vasilievich. Equity share in the authorized capital - 0,06122 %
Vystorop Vasilyi Petrovich. Equity share in the authorized capital - none
Grigorieva Lyubov Ivanovna. Equity share in the authorized capital - 0,01192 %
Dyakonov Mikhail Vasilievich. Equity share in the authorized capital - none
Evdokimov Oleg Lvovich. Equity share in the authorized capital - 0,00016 %.
Elkin Sergey Leonidovich. Equity share in the authorized capital - 0,04756 %.
Kirillov Alexander Ivanovich. Equity share in the authorized capital - 0,06681 %
Korolkov Oleg Animpadistovich. Equity share in the authorized capital - 0,10259 %
Kormilitsyna Lyudmila Alexeevna. Equity share in the authorized capital - none.
Lyulin Vladimir Fedorovich. Equity share in the authorized capital - 0,18588 %
Popkov Nikolai Ivanovich. Equity share in the authorized capital - none.
Sipatova Taisiya Mikhailovna. Equity share in the authorized capital - none.
Sklyarov Ivan Petrovich. Equity share in the authorized capital - 0,00103 %
Shchukina Elvira Konstantinovna. Equity share in the authorized capital - none

Surname, name, patronymic name of the person whose powers are terminated with indication of equity share in the issuer's authorized capital:
Zinoviev Alexander Nikolaevich. Equity share in the authorized capital - 0,07907 %.
Zaraiskyi Victor Yakovlevich. Equity share in the authorized capital - 0,00983 %
Karyukanov Anatolyi Sergeevich. Equity share in the authorized capital - 0,01805 %.
Nazarov Victor Markovich. Equity share in the authorized capital - 0,05492 %
Popovskyi Valery Petrovich. Equity share in the authorized capital - 0,01723 %.
Fomichev Sergey Mironovich. Equity share in the authorized capital - 0,00101 %
Shubin Ivan Ivanovich. Equity share in the authorized capital - 0,01864 %

The date since when the specified changes occurred:
16..07.2003.
The issuer's authorized body that passed the resolution being the ground of the specified changes and the date of its passing:
The Board of directors, minutes № 2 of 15.07.2003.



General Director of OJSC "VolgaTelecom" **Lyulin V.F.**

1253-2(b)

Open Joint Stock Company "VolgaTelecom"
ITN 5260901817

Information on essential fact (event, action) affecting the issuer's financial-economic activity

Open Joint Stock Company "VolgaTelecom"
Location: ***RF, 60300, Nizhny Novgorod city, M.Gorky sq., Post House***
The issuer's code: ***00137-A***

The date of the fact occurrence (event, action): ***27.06.2003***
The code of the fact (event, action): ***0100137A27062003***

The issuer's management body in which the changes occurred:
The Board of directors (supervisory council).

Surname, name, patronymic name of the person elected to the issuer's management body – the board of directors, with indication of equity share in the issuer's authorized capital:
Bobin Maxim Victorovich. Equity share in the authorized capital - none.
Grigorieva Alla Borisovna. Equity share in the authorized capital - 0,00061%.
Dudchenko Vladimir Vladimirovich. Equity share in the authorized capital -none.
Zabuzova Elena Victorovna. Equity share in the authorized capital - none.
Lopatin Alexander Vladimirovich. Equity share in the authorized capital - none.
Lyulin Vladimir Fedorovich. Equity share in the authorized capital - 0,18588%.
Romskyi Georgyi Alexeevich. Equity share in the authorized capital - none.
Savchenko Victor Dmitrievich. Equity share in the authorized capital - none.
Fedorov Oleg Romanovich. Equity share in the authorized capital - none.
Chernogorodskyi Sergey Valerievich. Equity share in the authorized capital - none.
Yurchenko Evgenyi Valerievich. Equity share in the authorized capital - none.

Surname, name, patronymic name of the person whose powers are terminated with indication of equity share in the issuer's authorized capital:
Kozin Vladimir Vladimirovich. Equity share in the authorized capital - none.

The date since when the specified changes occurred:
27.06.2003.

The issuer's authorized body that passed the resolution being the ground of the specified changes and the date of its passing:
Annual general meeting of stockholders, minutes № 3
27.06.2003.

General Director of
OJSC "VolgaTelecom"



Lyulin V.F.

1253-2(b)

COMMUNICATION
ON ESSENTIAL FACTS

"DATA ON CHARGED AND (OR) PAID INCOME ON THE ISSUER'S SECURITIES"

"DATA ON THE TIME PERIOD OF THE PERFORMANCE OF THE ISSUER'S LIABILITIES TO SECURITIES HOLDERS"

The issuer's full brand name and its legal-organizational form:
Open Joint Stock Company "VolgaTelecom"
The issuer's location:
RF, 603000, Nizhny Novgorod city, M.Gorky sq., Post House
Identification taxpayer number: *5260901817*
The issuer's unique code: *00137 - A*
The code of the essential fact: *0600137A21112003*
0900137A21112003
The address of the web site in the Internet used by the issuer for publication of communications about essential facts: **http://www.volgatelecom.ru**
The name of the periodical organ used by the issuer for publication of communications about essential facts:
Annex to "Russia's FCSM Herald"
Newspaper "Nizhegorodskie novosty"
Kind, category (type), series and other identification features of securities:
Paper, interest-rate, bearer bonds of BT-1 series
State registration number of the securities issue: *№ 4 – 43 – 00137 – A*
The date of the state registration: *24.01.2003*
The name of the registration body that performed state registration of the securities issue: ***Russia's FCSM***
The issuer's management body that adopted the resolution on defining the amount of interest (coupon) on the issuer's bonds: ***the procedure of defining the amount of interest (coupon) under the bonds is defined in accordance with the Resolution on the bonds issue approved by the issuer's Board of directors***
The date of making up the minutes of the session of the Board of directors when the specified resolution was adopted: ***December 27, 2002, minutes № 18***
The content of the issuer's liability: ***payment of coupon under paper, interest-rate, bearer bonds of BT-1 series***
Total amount of interest (the amount of liability) due to payment on the bonds of BT-1 series:
41 140 000 rubles
The amount of interest due to payment on one bond of BT-1 series:
16,5 % annual
The form of payment of income on the issuer's securities: ***cash***
The date of the performance of the liability of income payment (interest) on the bonds of BT-1 series:
November 21, 2003
Total amount of interest paid on the bonds of BT-1 series:
41 140 000 rubles
The fact of the liability performance: ***the liability is performed completely.***

General Director of
OJSC "VolgaTelecom" / V.F.Lyulin /



Date: November 25, 2003

1283-2(b)

COMMUNICATION ON ESSENTIAL FACTS

"DATA ON CHARGED AND (OR) PAID INCOME ON THE ISSUER'S SECURITIES"

"DATA ON THE TIME PERIOD OF THE PERFORMANCE OF THE ISSUER'S LIABILITIES TO SECURITIES HOLDERS"

The issuer's full brand name and its legal-organizational form:
Open Joint Stock Company "VolgaTelecom"
The issuer's location:
RF, 603000, Nizhny Novgorod city, M.Gorky sq., Post House
Identification taxpayer number: *5260901817*
The issuer's unique code: *00137 - A*
The code of the essential fact: *0600137A30122003*
0900137A30122003
The address of the web site in the Internet used by the issuer for publication of communications about essential facts: **http://www.volgatelecom.ru**
The name of the periodical organ used by the issuer for publication of communications about essential facts:
Annex to "FCSM Herald"
Newspaper "Nizhegorodskie novosty"
Kind, category (type), series and other identification features of securities:
A type preferred, registered, paperless shares
State registration number of the securities issue: *№ 2 – 01 – 00137 – A*
The date of the state registration: *14.11.2003*
The name of the registration body that performed state registration of the securities issue:
Russia's FCSM
The issuer's management body that adopted the resolution on payment of dividends on the issuer's shares: ***general meeting of stockholders***
The date of making up the minutes of general meeting of stockholders when the specified resolution was adopted: ***July 10, 2003, minutes № 3***
The content of the issuer's liability: ***payment of dividends under A type preferred, registered, paperless shares***
Total amount of dividends (the amount of liability), charged on the issuer's preferred shares:
147 193 003,54 rubles
The amount of dividend charged per one preferred share:
1,7954 ruble
The form of payment of income on the issuer's securities: ***cash***
The date of the performance of the liability of income payment (dividends) on preferred shares:
December 30, 2003
Total amount of dividends paid on preferred shares:
144 441 147,02 rubles
The fact of the liability performance: ***the liability is performed not completely.***
The amount of the liability in money terms in which it is not performed:
2 751 856,52 rubles
The reason of the liability non-performance:
- failure of stockholders to appear to the issuer's office to receive the dividends in cash;
- invalid /incomplete/ outdated data on the requisites of bank account of the stockholders;
- invalid /incomplete/ outdated data on mail address of stockholders.

General Director of
OJSC "VolgaTelecom" Lyulin V.F.



Date: December 30, 2003

1253-2(b)

COMMUNICATION
ON ESSENTIAL FACTS

"DATA ON CHARGED AND (OR) PAID INCOME ON THE ISSUER'S SECURITIES"

"DATA ON THE TIME PERIOD OF THE PERFORMANCE OF THE ISSUER'S LIABILITIES TO SECURITIES HOLDERS"

The issuer's full brand name and its legal-organizational form:
Open Joint Stock Company "VolgaTelecom"
The issuer's location:
RF, 603000, Nizhny Novgorod city, M.Gorky sq., Post House
Identification taxpayer number: ***5260901817***
The issuer's unique code: ***00137 - A***
The code of the essential fact: ***0600137A30122003***
0900137A30122003
The address of the web site in the Internet used by the issuer for publication of communications about essential facts: **http://www.volgatelecom.ru**
The name of the periodical organ used by the issuer for publication of communications about essential facts:
Annex to "FCSM Herald"
Newspaper "Nizhegorodskie novosty"
Kind, category (type), series and other identification features of securities:
Ordinary, registered, paperless shares
State registration number of the securities issue: ***№ 1 – 01 – 00137 – A***
The date of the state registration: ***14.11.2003.***
The name of the registration body that performed state registration of the securities issue:
Russia's FCSM
The issuer's management body that adopted the resolution on payment of dividends under the issuer's shares: ***general meeting of stockholders***
The date of making up the minutes of general meeting of stockholders when the specified resolution was adopted: ***July 10, 2003, minutes № 3***
The content of the issuer's liability: ***payment of dividends under ordinary, registered, paperless shares***
Total amount of dividends (the amount of liability), charged on the issuer's ordinary shares:
173 802 112,29 rubles
The amount of dividend charged per one ordinary share:
0,7066 ruble
The form of payment of income on the issuer's securities: ***cash***
The date of the performance of the liability of income payment (dividends) on ordinary shares:
December 30, 2003
Total amount of dividends paid on ordinary shares:
170 783 874,53 rubles
The fact of the liability performance: ***the liability is performed not completely.***
The amount of the liability in money terms in which it is not performed:
3 018 237,76 rubles
The reason of the liability non-performance:
- failure of stockholders to appear to the issuer's office to receive the dividends in cash;
- invalid /incomplete/ outdated data on the requisites of bank account of the stockholders;
- invalid /incomplete/ outdated data on mail address of stockholders.

General Director of
OJSC "VolgaTelecom" Lyulin V.F.




Date: December 30, 2003 LS

1253-2(b)

Open Joint Stock Company
"VolgaTelecom"
RF, 603000, Nizhny Novgorod city, M.Gorky sq., Post House
The issuer's code: 00137 – A

Information on essential fact (event, action) affecting the issuer's financial-economic activity

The date of the fact occurrence (event, action): ***10.07.2003***
The code of the fact (event, action): ***1200137A10072003***

Type of the general meeting:
Annual general meeting of stockholders
The date of the general meeting holding:
June 27, 2003 at 10 – 00 a.m.
Location of the general meeting holding:
Nizhny Novgorod city, M.Gorky sq., Post House
The form of the general meeting holding:
Joint attendance
Quorum of the general meeting:

As of 10.00 a.m. 2 158 stockholders and their authorized representatives possessing in total 166 853 187 votes, including 2 034 stockholders possessing in total 12 290 649 votes represented by the ballots for voting that had been received by the Company not later than two days prior to the date of the meeting were registered, out of them:

- the number of votes belonging to the members of the Board of directors or to the persons holding offices in the Company's management bodies is 1 988 529 votes;
- the number of votes belonging to stockholders having the right of vote on issues №1, №2, № 3, №5, №6, №7 of the agenda of the meeting is 166 853 187 votes or 67,83 % of the total number of placed voting shares of the Company, excluding the voting shares acquired (redeemed) by the Company;
- the number of votes belonging to stockholders having the right of vote on issue №4 of the agenda of the meeting ("Election of the members of the Auditing committee") is 164 864 658 votes or 67,58 % of the total number of placed voting shares of the Company, excluding the shares acquired (redeemed) by the Company and also excluding the voting shares belonging to the members of the Board of directors or to the persons holding offices in the Company's management bodies.

There is the quorum for passing the resolutions on all the issues of the agenda of the annual general meeting of OJSC "VolgaTelecom" stockholders.

The issues put to voting, the results of the voting on them, full wording of the resolutions passed by the general meeting:

1. "Approval of the annual report, the annual accounting statement, including the report of profit and losses (account of profit and losses), distribution of profits and losses of the Company based on the results of the report (2002) fiscal year":

Closing results of the voting:

	Number of votes	Percentage of the total number of votes of the stockholders participating in the meeting and having the right of vote on the specified issue of the agenda
For	166 991 054	84,81 %
Against	4 544	0,00 %
Abstain	1 513 590	0,77 %

The resolution was passed: **"To approve the annual report, the annual accounting statement, including the report of profit and losses (account of profit and losses), distribution of profits and losses of the Company based on the results of the report (2002) fiscal year"**

2. "On payment of dividends for 2002, the amount, time period and the form of their payment on the shares of each category"

Closing results of the voting:

	Number of votes	Percentage of the total number of votes of the stockholders participating in the meeting and having the right of vote on the specified issue of the agenda
For	167 946 496	85,29 %
Against	5 355	0,00 %
Abstain	18 638	0,01 %

The resolution was passed: **"To pay the dividends for 2002:**

- on ordinary shares in the amount of 0,7066 ruble per a share in money form or by other property in case of the stockholder consent to receive dividends in such a form starting from 27.07.2003 to 31.12.2003.

- on preferred shares in the amount of 1,7954 ruble per a share in money form or by other property in case of the stockholder consent to receive dividends in such a form starting from 27.07.2003 to 31.12.2003".

3. "Election of the Company's Board of directors".

Closing results of the voting:

№	Surname, name, patronymic name	Number of votes
1	Bobin Maxim Victorovich	172 759 095
2	Grigorieva Alla Borisovna	180 245 056
3	Dudchenko Vladimir Vladimirovich	202 529 954
4	Zabuzova Elena Victorovna	180 046 886
5	Lopatin Alexander Vladimirovich	180 190 239
6	Lyulin Vladimir Fedorovich	213 931 866
7	Romskyi Georgyi Alexeevich	180 025 265
8	Savchenko Victor Dmitrievich	180 100 848
9	Fedorov Oleg Romanovich	234 742 709
10	Chernogorodskyi Sergey Valerievich	180 029 654
11	Yurchenko Evgenyi Valerievich	205 854 857

The resolution was passed: **"To elect the members of the Company's Board of directors:**

1. Bobin Maxim Victorovich 2. Grigorieva Alla Borisovna 3. Dudchenko Vladimir Vladimirovich 4. Zabuzova Elena Victorovna 5. Lopatin Alexander Vladimirovich 6. Lyulin Vladimir Fedorovich 7. Romskyi Georgyi Alexeevich 8. Savchenko Victor Dmitrievich 9. Fedorov Oleg Romanovich 10. Chernogorodskyi Sergey Valerievich 11. Yurchenko Evgenyi Valerievich."

4. **"Election of the members of the Company's Auditing committee".**

Closing results of the voting:

№	Surname, name, patronymic name	Number of votes
1	Belyaev Konstantin Vladimirovich	149 261 159
2	Greseva Lyubov Alexandrovna	149 185 335
3	Podosinov Sergey Vladimirovich	149 240 644
4	Tareeva Larisa Valerievna	149 187 039
5	Feklin Alexander Vasilievich	149 189 126

The resolution was passed: **"To elect the Company's Auditing committee with the following structure:**

1. Belyaev Konstantin Vladimirovich

2. Podosinov Sergey Vladimirovich

3. Feklin Alexander Vasilievich
4. Tareeva Larisa Valerievna
5. Greseva Lyubov Alexandrovna".

5. **"Approval of the Company's auditor for ".**

Closing results of the voting:

	Number of votes	Percentage of the total number of votes of the stockholders participating in the meeting and having the right of vote on the specified issue of the agenda
For	166 790 636	84.70 %
Against	73 678	0.04 %
Abstain	1 629 164	0,83 %

The resolution was passed: **"To approve CJSC "Ernst & Young Vneshaudit" as the Company's auditor for 2003".**

6. "Approval of the Provision on the procedure of holding the Company's general meeting of stockholders in the new wording".

Closing results of the voting:

	Number of votes	Percentage of the total number of votes of the stockholders participating in the meeting and having the right of vote on the specified issue of the agenda
For	165 870 752	84,24 %
Against	2 464 716	1,25 %
Abstain	173 683	0.09 %

The resolution was passed: **"To approve the Provision on the procedure of holding the Company's general meeting of stockholders in the new wording".**

7. "Definition of the amount of remuneration to the members of the Company's Board of directors".

Closing results of the voting:

	Number of votes	Percentage of the total number of votes of the stockholders participating in the meeting and having the right of vote on the specified issue of the agenda
For	162 747 689	82,65 %
Against	1 685 400	0.86 %
Abstain	2 444 121	1,24 %

The resolution was passed: **"To approve the following standard (percentage) allocations for calculation of quarterly and annual remuneration to the members of the Board of directors:**

- **In the amount of 0,006% of the Company's proceeds from the sales of goods, products, works and services for the report quarter based on the data of the Company's accounting statement to each member of the Board of directors;**
- **In the amount of 0,4% of the Company's net profit for the report year based on the data of the Company's accounting statement to the entire structure of the Company's Board of directors".**


ВолгаТелеком
г. Нижний Новгород

General Director
Lyulin V.F.

1283-2(b)

Information on essential fact (event, action) affecting the issuer's financial-economic activity

Open Joint Stock Company "VolgaTelecom"
Location: *RF, 60300, Nizhny Novgorod city, M.Gorky sq., Post House*
The issuer's code: *00137-A*

The date of the fact occurrence (event, action): *25.08.2003*
The code of the fact (event, action): *1300137A25082003*

The date of the Board of directors' session - 25.08.2003.
11 persons were elected to the Board of directors.
9 persons participated in the voting.

The issues put to voting, the results of the voting on them, full wording of the resolutions passed at the session of the Board of directors:

I. On the approval of transactions in making of which there is an interest, and namely – conclusion of contracts of financial lease (leasing) with OJSC "RTK-Leasing" for acquisition of switching equipment for Samara's branch.

The draft of the resolution on the issue "On the approval of transactions in making of which there is an interest, and namely – conclusion of contracts of financial lease (leasing) with OJSC "RTK-Leasing" for acquisition of switching equipment for Samara's branch" put to voting:
1.1. To state that proceeding from the market cost of similar services, the cost of services rendered to the Company under contract №883-204/03(Samara's branch) by OJSC "RTK-Leasing" is 24 491 139 rubles (with 20% VAT) on the basis of the cost of financing and commission of the lessor of 19,22% per year, insurance not being taken into account.
1.2. To approve the transaction in making of which there is an interest – contract № 883-204/03 of switching equipment leasing by and between OJSC "VolgaTelecom" and OJSC "RTK-LEASING" on the following terms and conditions:
A) the amount of leasing payments defined on the basis of prevailing market prices is 24 491 139 rubles (with 20% VAT);
B) the subject-matter of the contract – leasing of switching equipment of LLC "Tekhnoserv A/C" make, the list of the equipment is attached;
C) the term of leasing – 5 years;
D) the equipment delivery date – quarter 4 of 2003;
E) transfer of the property rights for the equipment to the lessee after all leasing payments are made.

2.1. To state that proceeding from the market cost of similar services, the price of services rendered to the Company under contract №884-204/03 (Samara's branch) by OJSC "RTK-LEASING" is 46 362 831rubles (with 20% VAT) on the basis of the cost of financing and commission of the lessor of 19,22% per year, insurance not being taken into account.
2.2.. To approve the transaction in making of which there is an interest – contract № 884-204/03 of switching equipment leasing by and between OJSC "VolgaTelecom" and OJSC "RTK-LEASING" on the following terms and conditions:
A) the amount of leasing payments defined on the basis of prevailing market prices is 46 362 831 rubles (with 20% VAT);
B) the subject-matter of the contract – leasing of switching equipment of LLC "Tekhnoserv A/C" make, the list of the equipment is attached;

C) the term of leasing – 5 years;

D) the equipment delivery date – quarter 4 of 2003;

E) transfer of the property rights for the equipment to the lessee after all leasing payments are made.

Voting: "FOR" - 4, "AGAINST" - 3, "ABSTAIN" – none.
(Bobin M.V., Dudchenko V.V., Fedorov O.R.)

In accordance with clause 83 of Federal law "On joint stock companies" Yurchenko E.V. and Lyulin V.F. do not participate in the voting on this issue.

In accordance with item 13.7. of the Company's Charter THE RESOLUTION IS PASSED by the majority of votes of the members of the Company's Board of directors participating in absentee voting.

General Director of
OJSC "VolgaTelecom" ***Lyulin V.F.***


ВОЛГАТЕЛЕКОМ

1283-2(b)

Open Joint Stock Company "VolgaTelecom"
ITN 5260901817

Information on essential fact (event, action) affecting the issuer's financial-economic activity

Open Joint Stock Company "VolgaTelecom"
Location: ***RF, 60300, Nizhny Novgorod city, M.Gorky sq., Post House***
The issuer's code: ***00137-A***

The date of the fact occurrence (event, action): ***23.09.2003***
The code of the fact (event, action): ***0400137A23092003***

The changes in the list of entities in which the issuer has equity share.

Full brand name of the entity the issuer's equity share (share fraction) of which in the charter capital has changed:
Open Joint Stock Company "Tatincom-T"

The entity's location and mail address:
420140, the Republic of Tatarstan, Kazan city, Lomzhinskaya str., 20 A

The issuer's share (share fraction) in the entity's charter capital before and after its change: 0 % - before the change,
50 % +1 – after the change.

The date since when the change of the share (share fraction) in the charter capital occurred:
23.09.2003.

Deputy to the General Director for corporate development of OJSC "VolgaTelecom"



L.I. Grigorieva

Information on essential fact (event, action) affecting the issuer's financial-economic activity

Open Joint Stock Company "VolgaTelecom"
Location: *RF, 60300, Nizhny Novgorod city, M.Gorky sq., Post House*
The issuer's code: *00137-A*

The date of the fact occurrence (event, action): *10.07.2003*
The code of the fact (event, action): *0900137A10072003*

The value of the issuer's balance sheet profit as of the date of the end of quarter I of 2003:
630 524 thousand rubles

The change of the issuer's balance sheet profit in absolute and percentage ratio in quarter II of 2003 vs. quarter I of 2003 is:
- 140 888 thousand rubles.
22,3 %

Profit shrinkage occurred due to:

- ***the rise in the rate of foreign currencies, which resulted in the growth of losses under charged currency exchange differences;***
- ***increase of expenses for the services of bonded loan placement;***
- ***increase of expenses related to the labor remuneration as the holiday period starts;***
- ***growth of material expenses due to the start of repair works.***

Deputy to the General Director for corporate development of OJSC "VolgaTelecom" — ***L.I. Grigorieva***


Открытое акционерное общество ВолгаТелеком
ВолгаТелеком
г. Нижний Новгород

Chief accountant of OJSC "VolgaTelecom" — ***N.I. Popkov***

12§3-2(b)

COMMUNICATION
ON ESSENTIAL FACT
"DATA ON THE FACTS RESULTED IN SINGLE INCREASE OF PROFIT OR LOSSES OF THE ISSUER BY MORE THAN 10 PERCENT"

The issuer's full brand name and its legal-organizational form:
Open Joint Stock Company "VolgaTelecom"
The issuer's location:
RF, 603000, Nizhny Novgorod city, M.Gorky sq., Post House
The issuer's identification taxpayer number assigned by the tax authorities: ***5260901817***
The issuer's unique code assigned by the registration body: ***00137-A***
The code of the essential fact: ***0300137A29102003***
The address of the web site in the Internet used by the issuer for publication of communications about essential facts: **http://www.volga-telecom.ru**
The name of the periodical organ used by the issuer for publication of communications about essential facts:
Annex to "FCSM Herald"
Newspaper "Nizhegorodskie novosty"
The fact (facts) resulted in single increase of the issuer's profit by more than 10 percent, due to:
- ***growth of income from common activity by over than 750 million rubles.***

The growth of income was provided by considerable increase of services sales and the change of tariffs for communication services since 01.07.2003.
The date of the fact (facts) occurrence resulted in single increase of the issuer's profit by more than 10 percent:
29.10.2003.
The amount of the issuer's net profit for the report period (quarter 2 of 2003), preceding the report period when the relevant fact (facts) occurred:
332 185 thousand rubles
The amount of the issuer's net profit for the report period (quarter 3 of 2003) when the relevant fact (facts) occurred:
753 500 thousand rubles
The change of the issuer's net profit in absolute and percent ratio:
421 315 thousand rubles
126,8%

Deputy to General director
For corporate development of
OJSC "VolgaTelecom"


/L.I.Grigorieva/

Chief accountant of
OJSC "VolgaTelecom"


/N.I.Popkov/


Открытое акционерное общество «ВолгаТелеком»
ВолгаТелеком
г. Нижний Новгород

Date "05" 11 2003

1283-2(b)

COMMUNICATION
ON ESSENTIAL FACT
"DATA ON THE FACTS RESULTED IN SINGLE INCREASE OR ATTRITION OF ASSETS OF THE ISSUER BY MORE THAN 10 PERCENT"

The issuer's full brand name and its legal-organizational form:
Open Joint Stock Company "VolgaTelecom"
The issuer's location:
RF, 603000, Nizhny Novgorod city, M.Gorky sq., Post House
The issuer's taxpayer identification number assigned by the tax authorities: *5260901817*
The issuer's unique code assigned by the registration body: *00137-A*
The code of the essential fact: *0200137A29102003*
The address of the web site in the Internet used by the issuer for publication of communications about essential facts: **http://www.volga-telecom.ru**
The name of the periodical organ used by the issuer for publication of communications about essential facts:
Annex to "FCSM Herald"
Newspaper "Nizhegorodskie novosti"
The fact (facts) resulted in single increase of the issuer's assets cost by more than 10 percent, due to:
- ***commissioning of fixed assets worth of by more than 2,0 billion rubles;***
- ***acquisition of Oracle E – Business Suite software worth of 665,1 million rubles designed for the solution of tasks to build modern corporate information system.***

The date of the fact (facts) occurrence resulted in single increase of the issuer's assets cost by more than 10 percent:
29.10.2003
The cost of the issuer's assets as of the date of the end of the report period (quarter 2 of year 2003) preceding the report period when the relevant fact (facts) occurred:
17 853 756 thousand rubles
The cost of the issuer's assets as of the date of the end of the report period (quarter 3 of year 2003) when the relevant fact (facts) occurred:
19 732 073 thousand rubles
The change of the issuer's assets cost in absolute and percent ratio:
1 878 317 thousand rubles
10,5%

Deputy to the General Director of
OJSC "VolgaTelecom" for corporate development  / L.I. Grigorieva /

Chief accountant of
OJSC "VolgaTelecom"  / N. I. Popkov /

Date "05" 11 2003


Открытое акционерное общество "ВолгаТелеком" г. Нижний Новгород
ВолгаТелеком

1283-2(b)

Open Joint Stock Company
"VolgaTelecom"
603000, Nizhny Novgorod city, M.Gorki sq., Post House
The issuer's code: 00137 – A

DATA on
The acquisition by Open Joint Stock Company "VolgaTelecom" of more than 20% of voting shares of Closed Joint Stock Company "Transsviyaz"

Information about the joint stock company that acquired more than 20 per cent of voting shares of the other joint stock company:

Full brand name:
Open Joint Stock Company "VolgaTelecom"
Location and mail address:
603000, Nizhny Novgorod city, M.Gorki sq., Post House
Contact telephone:
(8312) 33 20 47
The number and the date of state registration:
№ 448 of 15.12.1993
The entry was made into single register of legal entities on 01.08.2002, № 1025203014781
The size of the charter capital:
1 639 764 970 rubles
The number of acquired voting shares of CJSC "Transsviyaz", the last acquisition being taken into account:
3 200 pieces of ordinary registered shares (80%)
The number of acquired voting shares of CJSC "Transsviyaz", the date of the last acquisition being indicated:
1 600 pieces of ordinary registered shares, 20.08.2004
Grounds for the acquisition:
The contract of purchase and sale of shares of 12.08.2004 № 960-04

Information about the joint stock company which voting shares had been acquired:

Full brand name:
Closed Joint Stock Company "Transsviyaz"
Location and mail address:
603035, RF, Nizhny Novgorod city, Chaadaev str., 2
603116, RF, Nizhny Novgorod city, Gordeevskaya str., 5
The number and the date of state registration:
№ M/61of 03.06.1997
The entry was made into single register of legal entities on 27.11.2002, № 1025202838495
The size of the charter capital:
400 000 rubles
The number of voting shares:
4000 pieces of ordinary registered shares
Registrar:
Closed Joint Stock Company "Transsviyaz",
RF, Nizhny Novgorod city, Chaadaev str., 2

The result of advance approval with anti-monopoly agency:

Conclusion of Federal Agency for Communication of Russia of 23.07.2004 № AK/3375



Deputy to the General Director of
OJSC "VolgaTelecom" L.I.Grigorieva

12§3-2(6)

Open Joint Stock Company
"VolgaTelecom"
603000, Nizhny Novgorod city, M.Gorki sq., Post House
Issuer's code: 00137 – A

THE DATA on
The acquisition by Open Joint Stock Company "VolgaTelecom" of more than 20 % of voting shares of Open Joint Stock Company "Tatincom – T".

Information on the joint stock company that acquired more than 20% of voting shares of other joint stock company:

Full brand name:
Open Joint Stock Company "VolgaTelecom"
Location and mail address:
603000, Nizhny Novgorod city, M.Gorki sq., Post House
Contact telephone:
(8312) 33 20 47
The number and the date of state registration:
№ 448 of 15.12.1993
The entry was made into single register of legal entities on 01.08.2002, № 1025203014781
The size of the charter capital:
1 639 764 970 rubles
The quantity of acquired voting shares of OJSC "Tatincom – T", the last acquisition being taken into account:
3 418 837 pieces of ordinary registered shares (50% +1)
The quantity of acquired voting shares of OJSC "Tatincom – T", the date of the last acquisition being indicated:
3 418 837 pieces of ordinary registered shares, 22.09.2003.
The ground of the acquisition:
Purchase and sale contract of shares
№ TAT - 1 of 22.09.2003, № BR – 220903 – 1 of 22.09.2003

Information about the joint stock company which voting shares had been acquired:

Full brand name:
Open Joint Stock Company "Tatincom – T"
Location and mail address:
420140, the republic of Tatarstan, Lomzhinskaya str., 20A
The number and the date of state registration:
№ P – 8045.16 of 28.11.1997
The entry was made into single register of legal entities on 04.12.2002, № 1021603632269
The size of the charter capital:
341 883 600 rubles
The number of voting shares:
6 837 672 pieces of ordinary registered shares
Registrar:
Open Joint Stock Company "Equity capital",
423450, the republic of Tatarstan, Mira str., 10
License № 10 – 000 – 1 - 00217 of 03.07.2001

The result of advance approval with antimonopoly agency:

Conclusion of Anti-Monopoly Policy Ministry of Russia № АЦ/11556 of 15.09.2003.

General Director of
OJSC "VolgaTelecom"  / V.F.Lyulin /



Открытое акционерное общество

ВОЛГАТЕЛЕКОМ

1283-2(6)

Открытое акционерное общество «ВолгаТелеком»

Зарегистрировано 15.12.93 г. администрацией г. Н. Новгорода, регистрационный № 448. Почтовый адрес и место нахождения: 603000, г. Н. Новгород, пл. Горького, Дом связи. Телефон: (8-8312) 33-20-47, факс: (8-8312) 30-67-68

сообщает об итогах общего годового собрания акционеров, состоявшегося 22 июня 2004 года.

1. Избран Совет директоров в составе 11 человек:

Юрченко Евгений Валерьевич	**Председатель Совета директоров,** Заместитель Генерального директора ОАО «Связьинвест»
Андреев *Владимир Александрович*	Ректор Поволжской государственной академии телекоммуникаций и информатики
Бобин Максим Викторович	Начальник юридического отдела Московского представительства компании «Эн-Си-Эйч Эдвайзорс, Инк.»
Григорьева Алла Борисовна	Заместитель директора — Начальник отдела Департамента корпоративного управления ОАО «Связьинвест»
Дегтярев Валерий Викторович	Генеральный директор ОАО «Тетросвязь»
Дудченко Владимир Владимирович	Глава аналитического отдела Московского представительства компании «Эн-Си-Эйч Эдвайзорс, Инк.»
Люлин Владимир Федорович	Генеральный директор ОАО «ВолгаТелеком»
Ромский Георгий Алексеевич	Заместитель Генерального директора ОАО «Связьинвест»
Савченко Виктор Дмитриевич	Директор Департамента правового обеспечения ОАО «Связьинвест»
Федоров Олег Романович	Исполнительный директор, корпоративные финансы ЗАО «Объединенная финансовая группа»
Черногородский Сергей Валериевич	Директор Департамента акционерного капитала ОАО «Связьинвест»

2. Избрана Ревизионная комиссия в составе 5 человек:

Беляев Константин Владимирович	**Председатель Ревизионной комиссии,** Главный бухгалтер ОАО «Связьинвест»
Алехин Сергей Иманович	Главный специалист Департамента внутреннего аудита ОАО «Связьинвест»
Дегтярева Елена Петровна	Ведущий специалист Департамента электрической связи ОАО «Связьинвест»
Тихонов Сергей Владимирович	Главный специалист Департамента внутреннего аудита ОАО «Связьинвест»
Фролов Кирилл Викторович	Заместитель директора Департамента внутреннего аудита ОАО «Связьинвест»

3. Утвержденный размер дивидендов:
на одну обыкновенную акцию — 0,9186 руб.
на одну привилегированную акцию — 2,4510 руб.

Начало выплаты дивидендов каждой категории акций с 15.07.2004 г.

Срок окончания выплаты дивидендов по обыкновенным и привилегированным акциям — до 15.12.2004 г.

4. Внесены изменения и дополнения в Устав и Положение о Совете директоров Общества, внесены изменения в Положение о Правлении и Положение о Ревизионной комиссии Общества.

5. Аудитором Общества на 2004 г. утверждена фирма ЗАО «*Эрнст энд Янг Внешаудит*».

В соответствии с п. 1 статьи 92 Федерального закона «Об акционерных обществах» ОАО доводит до сведения своих акционеров:

1. Ведение реестра Общества осуществляет ЗАО «Регистратор Связь» (лицензия № 10-000-1-00258 от 01.10.2002 г. выдана Федеральной комиссией по рынку ценных бумаг).
Место нахождения: г. Москва, ул. Б. Оленья, дом 15а.
Телефон, факс (8-095) 933-42-21.

2. Дата закрытия реестра Общества на годовое общее собрание — 03.05.2004 г.

Количество акционеров, владеющих голосующими акциями и имеющих право на участие в годовом собрании — 17 286.

Бухгалтерский баланс ОАО «ВолгаТелеком» за 2003 год (утвержден общим годовым собранием **22.06.2004 г.**).

	На начало отчетного периода	На конец отчетного периода
Актив		
1. Внеоборотные активы	13370555	17990554
2. Оборотные активы	2263911	3138837
Баланс	**15634466**	**21129391**
Пассив		
3. Капитал и резервы	11269849	12954268
4. Долгосрочные обязательства	1073582	3394273
5. Краткосрочные обязательства	3291035	4780850
Баланс	**15634466**	**21129391**

Отчет о прибылях и убытках за 2003 год (утвержден общим годовым собранием **22.06.2004 г.**).

	За отчетный период	За аналогичный период прошлого года
1. Выручка от продажи товаров, продукции, работ, услуг	14677305	10967595
2. Себестоимость продажи товаров, продукции, работ, услуг	10471151	7796630
3. Прибыль от продаж	4206154	3170965
4. Чистая прибыль	2009438	1241307

Соотношение стоимости чистых активов и размера уставного капитала составило 802,8%.

Достоверность бухгалтерской отчетности ОАО «ВолгаТелеком» подтверждена аудиторской фирмой «Эрнст энд Янг Внешаудит».

Генеральный директор ОАО «ВолгаТелеком» В.Ф. Люлин

■ В Ивановской области начался пр

на м

Кто хочет л

ситуация

Сергей Васильев

ВНАЧАЛЕ было слово. Российский комитет ветеранов войны, возглавляемый Героем Советского Союза генералом армии Владимиром Говоровым, обратился к министру обороны РФ с письмом, которое впору назвать криком о помощи. Прославленный военачальник сообщал о том, что воины, отдавшие свою жизнь за Родину, ветераны Великой Отечественной войны и военной службы оказываются обманутыми и после своей смерти — их могилы остаются без памятников.

А причина в том, что многочисленные ритуальные фирмы и частные предприниматели жульничают, воруют эти деньги, изготавливают низкосортные памятники, да еще и бросают их на могилу без установки. В качестве примера генерал привел письмо Ростовского облвоенкома о том, что 27 местных предпринимателей изготавливали за счет средств Минобороны РФ памятники из мраморной крошки, бетона и даже из пластмассы. Аналогичные жалобы шли и из других регионов. От имени ветеранов, вдов и близких родственников умерших и погибших председатель Комитета просил военное ведомство усилить контроль за качеством ритуально-похоронных услуг, оплачиваемых из бюджета.

Получив обращение, министр обороны Сергей Иванов распорядился адекватно отреагировать на острую ситуацию. В соответствии с Законом о конкурсах на размещение заказов для государственных нужд и указом президента о мерах по предотвращению коррупции и сокращению бюджетных расходов минобороны провело открытый конкурс. Конкурсная комиссия признала победителем Военно-мемориальную компанию. С ней минобороны в июне 2002 года и заключило договор на оказание услуг по изготовлению и установке памятников. Были разработаны и утверждены типовые образцы памятников за 8 и 12 тысяч рублей только из мрамора или гранита с гравировкой надписей по желанию родственников и обязательной установкой на могиле.

Контроль за качеством мемориальных услуг и правильностью использования бюджетных средств был возложен на Военно-мемориальный центр в составе Генерального штаба.

Но такое положение понравилось далеко не всем. Многие «предприимчивые» люди оказа-

Российская газета №146 (3523) от 9 июня 2004г.

1283-2(b)

Open Joint Stock Company "VolgaTelecom"

Registered on 15.12.93 by the Administration of Nizhny Novgorod city,
Registration № 448
Mail address and location:
603000, Nizhny Novgorod city, M.Gorki square, Post House
Telephone: (8-8312) 33-20-47, fax: (8-8312)30-67-68
Advises on the results of the annual general meeting of shareholders held on June 22, 2004.

1. The Board of directors consisting of 11 persons was elected:

Yurchenko Evgenyi Valerievich	**The Chairman of the Board of directors,** Deputy to the General Director of OJSC "Sviayzinvest"
Andreev Vladimir Alexandrovich	Rector of Povolzhskyi state academy of telecommunications and informatics
Bobin Maxim Victorovich	Chief of legal department of Moscow's representation office of "NCH Advisors, Inc."
Grigorieva Alla Borisovna	Deputy to the director – chief of the sector of the Department of corporate governance of OJSC "Sviayzinvest"
Degtyarev Valeryi Victorovich	General Director of OJSC "Tetrosviayz"
Dudchenko Vladimir Vladimirovich	Chief of analytical section of Moscow's representation office of "NCH Advisors, Inc."
Lyulin Vladimir Fedorovich	General Director of OJSC "VolgaTelecom"
Romskyi Georgyi Alexeevich	Deputy to the General Director of OJSC "Sviayzinvest"
Savchenko Victor Dmitrievich	Director of the Department of legal provision of OJSC "Sviayzinvest"
Fedorov Oleg Romanovich	Executive director, corporate finances of CJSC "Joint financial group"
Chernogorodskyi Sergey Valerievich	Director of the Department of joint-stock capital of OJSC "Sviayzinvest"

2. The Auditing committee consisting of 5 persons was elected:

Belyaev Konstantin Vladimirovich	**The Chairman of the Auditing committee,** OJSC "Sviayzinvest" chief accountant
Alekhin Sergey Imanovich	Chief expert of the Department of internal audit of OJSC "Sviayzinvest"
Degtyareva Elena Petrovna	Lead expert of the Department of communication of OJSC "Sviayzinvest"
Tikhonov Sergey Vladimirovich	Main specialist of the Department of internal audit of OJSC "Sviayzinvest"
Frolov Kirill Victorovich	Deputy to the director of the Department of internal audit of OJSC "Sviayzinvest"

3. The approved size of dividends:
Per one ordinary share - 0,9186 ruble;
Per one preferred share - 2,4510 rubles.
The start of dividends payment on each category of shares – from 15.07.2004.
Finishing date of dividends payment on ordinary and preferred shares – to 15.12.2004.

4. Changes and amendments were introduced into the Charter and the Provision on the Board of directors of the Company; changes were introduced into the provision on the Management board and the Provision on the Auditing committee of the Company.

In accordance with item 1 of article 92 of Federal law "On joint stock companies" the Company advises to its shareholders:

1. The Company's register is kept by CJSC "Registrator Sviyaz" (license № 10-000-1-00258 of 01.10.2002 issued by FCSM)

Location: Moscow, B.Oleniya str.,15a

Telephone, fax: (8-095) 933-42-21.

2. The date of the Company's register closing for the annual general meeting – 03.05.2004. The number of shareholders possessing voting shares and having the right to participate in the annual general meeting - 17 286.

Accounting balance-sheet of OJSC "VolgaTelecom" for 2003 (approved by the annual general meeting on **22.06.2004**).

		As of the beginning of the report period	As of the end of the report period
	Assets		
1.	Non-current assets	13370555	17990554
2.	Current assets	2263911	3138837
	Balance	**15634466**	**21129391**
	Liabilities		
3.	Capital and reserves	11269849	12954268
4.	Long-term liabilities	1073582	3394273
5.	Short-term liabilities	3291035	4780850
	Balance	**15634466**	**21129391**

Profit and loss statement for 2003 (approved by the annual general meeting on **22.06.2004**).

		For the report period	For similar period of the past year
1.	Proceeds from the sale of goods, products, works and services	14677305	10967595
2.	Prime cost of the sale of goods, products, works and services	10471151	7796630
3.	Sales profit	4206154	3170965
4	Net profit	2009438	1241307

The correlation of the cost of net assets and the size of the charter capital was 802,8%.

The reliability of OJSC "VolgaTelecom" accounting statement was confirmed by audit company "Ernst & Young Vneshaudit".

General Director of OJSC "VolgaTelecom" V.F. Lyulin

(Extract from the newspaper "**Rossiiskaya gazeta**" № 146 (3523) of July 9, 2004).

1283-2(б)

от 28 мая 2004 г. N 111


ВОЛГАТЕЛЕКОМ

Открытое акционерное общество

ВОЛГАТЕЛЕКОМ

603000, РОССИЯ, Г. НИЖНИЙ НОВГОРОД, ПЛ. М. ГОРЬКОГО, ДОМ СВЯЗИ

СООБЩЕНИЕ

Уважаемый акционер!

Открытое акционерное общество «ВолгаТелеком» уведомляет Вас о проведении годового общего собрания акционеров 22 июня 2004 года в форме совместного присутствия по адресу: г. Нижний Новгород, пл. М. Горького, Дом связи, время начала собрания 10.00 (местного времени), начало регистрации в 8.00 (местного времени).

Повестка дня общего собрания акционеров:

1. Утверждение годового отчета, годовой бухгалтерской отчетности, в том числе отчета о прибылях и убытках (счета прибылей и убытков), распределение прибыли и убытков Общества по результатам отчетного (2003) финансового года.
2. О выплате дивидендов за 2003 год, размере, сроках и форме их выплаты по акциям каждой категории.
3. Внесение изменений и дополнений в Устав Общества.
4. Внесение изменений и дополнений в Положение о Совете директоров Общества.
5. Внесение изменений в Положение о Правлении Общества.
6. Внесение изменений в Положение о Ревизионной комиссии Общества.
7. Избрание членов Совета директоров Общества.
8. Избрание членов Ревизионной комиссии Общества.
9. Утверждение аудитора Общества на 2004 год.
10. Определение размера вознаграждения членам Совета директоров Общества.

Право голоса по всем вопросам повестки дня собрания акционеров имеют акционеры — владельцы обыкновенных акций Общества.

Список лиц, имеющих право на участие в годовом общем собрании акционеров, составлен на основании данных реестра акционеров по состоянию на 18.00 (местного времени) 3 мая 2004 года.

С 1 июня 2004 года лица, имеющие право на участие в годовом общем собрании акционеров, могут ознакомиться с материалами повестки дня общего собрания акционеров по следующим адресам:

- г. Нижний Новгород, пл. М. Горького, Дом связи, с 9.00 до 18.00 (местного времени);
- г. Киров, ул. Дрелевского,43/1, с 8.00 до 17.00 (местного времени);
- г. Йошкар-Ола, ул. Советская, 138, с 8.00 до 17.00 (местного времени);
- г. Саранск, ул. Большевистская,13, с 8.30 до 17.30 (местного времени);
- г. Оренбург, ул. Володарского, 11, с 9.00 до 18.00 (местного времени);
- г. Пенза, ул. Куприна, 1/3, с 8.00 до 17.00 (местного времени);
- г. Самара, ул. Красноармейская, 17, с 8.00 до 17.00 (местного времени);
- г. Саратов, ул. Киселева, 40, с 8.00 до 17.00 (местного времени);
- г. Ульяновск, ул. Л. Толстого, 60, с 8.00 до 17.00 (местного времени);
- г. Ижевск, ул. Пушкинская, 278, с 8.00 до 17.00 (местного времени);
- г. Чебоксары, пр. Ленина, 2, с 8.00 до 17.00 (местного времени),

а также на сайте Общества в Интернете по адресу: www.volgatelecom.ru

Акционер (представитель акционера) имеет право проголосовать досрочно, направив надлежащим образом заполненные бюллетени для голосования по адресу: 603000, г. Нижний Новгород, пл. М. Горького, Дом связи. Голоса, представленные бюллетенями для голосования, учитываются при определении кворума и подведении итогов голосования при условии получения их Обществом не позднее, чем за два дня до даты проведения собрания, т.е. не позднее 19 июня 2004 года включительно.

Если голосование будет осуществляться по доверенности путем направления бюллетеней для голосования, к бюллетеням необходимо приложить доверенность, на основании которой действует представитель, или ее надлежаще заверенную копию, либо документ, подтверждающий права представителя действовать без доверенности от имени акционера — юридического лица.

Полномочия представителей акционеров — физических лиц должны быть подтверждены доверенностью, заверенной нотариально, либо иным способом, установленным Гражданским кодексом Российской Федерации. Полномочия представителей акционеров — юридических лиц должны быть подтверждены доверенностью, заверенной нотариально, либо иным способом, установленным Гражданским кодексом Российской Федерации или документом, подтверждающим права представителя действовать без доверенности от имени юридического лица — акционера.

Телефон для справок: 8-8312-30-02-72

Российская газета № 111 (3488) от 28.05.2004 г.

(Н.И. Покровская)

Корпоративный секретарь ОАО „ВолгаТелеком"


Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород *
ВолгаТелеком

1283-2(b)


ВОЛГАТЕЛЕКОМ

Открытое акционерное общество
ВОЛГАТЕЛЕКОМ

THE NOTICE

Open joint-stock company "VolgaTelecom" (further - the Issuer) informs that the report on results of issue of documentary interest-rate bearer bonds of series BT-1 (the state regitration number 4-43-00137-3 of 24.01.2003) is registered by Federal Commission of Securities of Russia on March 14, 2003.

The disclosure of information on the bond issue is carried out by the Issuer according to the legislation of the Russian Federation. The information subject to disclosure in mass media, is published in the newspaper "Vedomosti" and the «Supplement to the Bulletin of Federal Commission of Securities». One can familiarize oneself with the text of the report on results of the bond issue, and also receive a copy of it at the following addresses:

Open joint-stock company "VolgaTelecom"

603000, Nizhniy Novgorod, M.Gorky sq., Post House, www.sviazinform.nnov.ru.

Joint-stock commercial bank «Moscow Business World» (open joint-stock company), OJSC "MDM-BANK"

115035, Moscow, Sadovnicheskaya str., 3, phone: 795-2521; invest.mdmbank.ru

* For granting copies of the report on results of the bond issue, a fee can be charged the size of which does not exceed its manufacturing expenses.

General director Lyulin V.F.



1253-2(b)

СООБЩЕНИЕ

Открытое акционерное общество "ВолгаТелеком" (далее — Эмитент) сообщает, что отчет об итогах выпуска документарных процентных облигаций на предъявителя серии ВТ-1 (государственный регистрационный номер 4-43-00137-А от 24.01.2003 г.) зарегистрирован ФКЦБ России 14 марта 2003 г.

Раскрытие информации о выпуске облигаций осуществляется Эмитентом в соответствии с законодательством РФ. Вся информация, подлежащая раскрытию в средствах массовой информации, публикуется в газете "Ведомости" и "Приложении к Вестнику ФКЦБ". Ознакомиться с текстом отчета об итогах выпуска облигаций, а также получить его копии* можно по следующим адресам:

Открытое акционерное общество "ВолгаТелеком"

603000, г. Нижний Новгород, пл. М. Горького, Дом Связи, www.sviazinform.nnov.ru

Акционерный коммерческий банк "Московский Деловой Мир" (открытое акционерное общество), ОАО "МДМ-Банк"

115035, г. Москва, ул. Садовническая, д. 3, тел. 795-2521, invest.mdmbank.ru

* за предоставление копий отчета об итогах выпуска облигаций может взиматься плата, размер которой не превышает затраты на его изготовление.

Генеральный директор **Люлин В.Ф.**

Ведомости № 54 (854) от 31 марта 2003

1283-2(b)



Открытое акционерное общество
ВОЛГАТЕЛЕКОМ

Notice of the state registration of a bond issue and the procedure of disclosure of information concerning the bond issue

On January 24, 2002 (the order of Federal Commission on Securities of the Russian Federation № 03-95/r of 24.01.03)) the state registration of an issue of documentary interes rate bearer bonds of series BT-1 OJSC " VolgaTelecom " in amount of 1000000 bonds with face value of 1000 rubles each (further - Bonds) is carried out. The state registration number № 4-43-00137-A is assigned to the issue.
The issue state registration authority: the Federal commission of securities market (Federal Commission of Securities of Russia);
Location of recording body: 119991, Moscow, GSP - 1, V-49, Leninsky pr., 9.
Long title of the issuer: Open joint-stock company " VolgaTelecom ";
Location and mail address: 603000, Nizhniy Novgorod, M.Gorky sq., Post House.

The MDM-Bank, the Underwriter, according to the resolution on the issue and to the prospectus of the issue of Bonds, acts as the seller of Bonds at the primary placement.

Placement of Bonds is carried out in Section of the share market of CJSC " Moscow interbank currency stock exchange " by public offering by fulfillment of transactions of sale and purchase according to the face value of Bonds (starting on the second day of placement of Bonds, the buyer also pays the accrued coupon income of Bonds at fulfillment of the transaction).

The conclusion of transactions of placement of Bonds begins on the first day of the established term of placement of Bonds upon results of the auction for definition of the interest rate of the first coupon and terminates on the last day of the term of placement of Bonds of the issue.

The start date of placement of Bonds is established by the Issuer and brought to the notice of potential purchasers of Bonds not later than 5 (five) working days prior to the start date of placement of Bonds by the publication of the information in the newspaper "Vedomosti". The closing date of placement of Bonds is established according to the resolution on the issue of Bonds.

Closing date of placement is the earlier of the following dates: a) the 10-th working day from the beginning date of placement of Bonds; b) date of placement of the last Bond of the issue. In addition, the closing date of placement of Bonds of the issue cannot be later, than after twelve months from the date of the approval of the resolution on a bond issue.

The disclosure of information on the bond issue is carried out by the Issuer according to the legislation of the Russian Federation. The information subject to disclosure in mass media, is published in the newspaper "Vedomosti" and in the « Supplement to the Bulletin of Federal Commission on Securities of Russia ».

It is possible to familiarize oneself with the text of the resolution on the issue of Bonds and the prospectus of the issue of Bonds, and also to receive copies of the specified вщсгьутеы* at the following addresses:

Open joint-stock company " VolgaTelecom "
603000, Nizhniy Novgorod, M.Gorky sq., Post House, http://www.sviazinform.nnov.ru.
Joint-stock commercial bank " Moscow Business World " (open joint-stock company), MDM-Bank
115035, Moscow, Sadovnicheskaya str., 3, ph.: 795-2521; invest.mdmbank.com.

It will also be possible to familiarize oneself with the text of the report on results of the issue of Bonds after its registration and to receive a copy of it at the specified addresses.

OJSC " VolgaTelecom " assumes liability for disclosure in form of quarterly reports and messages on the essential facts impacting financial and economic activity of the issuer in cases and procedure stipulated by statutory acts of the Federal Commission of Securities of Russia.

* A payment in size not exceeding costs of their manufacturing can be required for copies of the resolution on the issue, the prospectus of the issue and the report on results of the issue of Bonds.

1253-2(б)

на правах рекламы

Уведомление о государственной регистрации выпуска облигаций и порядке раскрытия информации о выпуске облигаций

24 января 2002 года (распоряжение ФКЦБ РФ № 03-95/р от 24.01.03) осуществлена государственная регистрация выпуска документарных процентных облигаций на предъявителя серии ВТ-1 ОАО "ВолгаТелеком" в количестве 1 000 000 штук номинальной стоимостью 1000 рублей каждая (далее - Облигации). Выпуску присвоен государственный номер № 4-43-00137-А.

Орган, осуществивший государственную регистрацию выпуска: Федеральная комиссия по рынку ценных бумаг (ФКЦБ России).

Местонахождение регистрирующего органа: 119991, Москва, ГСП-1, В-49, Ленинский пр., 9.

Полное наименование эмитента: Открытое акционерное общество "ВолгаТелеком".

Местонахождение и почтовый адрес: 603000, г. Нижний Новгород, пл. М. Горького, Дом Связи.

Продавцом Облигаций при первичном размещении выступает андеррайтер, которым в соответствии с решением о выпуске и проспектом эмиссии Облигаций является МДМ-Банк.

Размещение Облигаций осуществляется в Секции фондового рынка ЗАО "Московская межбанковская валютная биржа" по открытой подписке путем совершения сделок купли-продажи по номинальной стоимости Облигаций (начиная со второго дня размещения Облигаций покупатель при совершении сделки также уплачивает накопленный купонный доход по Облигациям).

Заключение сделок по размещению Облигаций начинается в первый день установленного срока размещения Облигаций после подведения итогов аукциона по определению процентной ставки по первому купону и заканчивается в последний день срока размещения Облигаций выпуска.

Дата начала размещения Облигаций устанавливается эмитентом и доводится до сведения потенциальных приобретателей Облигаций не позднее, чем за 5 (пять) рабочих дней до даты начала размещения Облигаций путем публикации информации в газете "Ведомости". Дата окончания размещения Облигаций устанавливается в соответствии с решением о выпуске Облигаций.

Датой окончания размещения является более ранняя из следующих дат: а) 10-й рабочий день с даты начала размещения Облигаций; б) дата размещения последней Облигации выпуска. При этом, дата окончания размещения Облигаций выпуска не может быть позднее, чем через двенадцать месяцев со дня утверждения решения о выпуске Облигаций.

Раскрытие информации о выпуске Облигаций осуществляется эмитентом в соответствии с законодательством РФ. Вся информация, подлежащая раскрытию в средствах массовой информации, публикуется в газете "Ведомости" и в "Приложении к Вестнику ФКЦБ России".

Ознакомиться с текстом решения о выпуске Облигаций и проспекта эмиссии Облигаций, а также получить копии указанных документов* можно по следующим адресам:

Открытое акционерное общество "ВолгаТелеком", 603000, г. Нижний Новгород, пл. М. Горького, Дом Связи, http://www.svjazinform.nnov.ru.

Акционерный коммерческий банк "Московский Деловой Мир" (открытое акционерное общество), МДМ-Банк 115035, г. Москва, ул. Садовническая, д. 3, тел.: 795-2521, invest.mdmbank.com.

Ознакомиться с текстом отчета об итогах выпуска Облигаций после его регистрации и получить его копию* также можно будет по указанным адресам.

ОАО "ВолгаТелеком" принимает на себя обязательство по раскрытию информации в форме ежеквартальных отчетов и сообщений о существенных фактах, затрагивающих финансово-хозяйственную деятельность эмитента в случаях и порядке, предусмотренных нормативными актами ФКЦБ России.

* за предоставление копий решения о выпуске, проспекта эмиссии и отчета об итогах выпуска Облигаций может взиматься плата, размер которой не превышает затраты на их изготовление.

Генеральный директор **В.Ф. Люлин**

Ведомости № 15(815) от 31 января 2003 г.

1283-2(b)

MINUTES № 4 of
Annual general meeting of shareholders of Open Joint Stock Company "VolgaTelecom"

Nizhny Novgorod city, June 22, 2004
M.Gorky sq., Post House

The date of the minutes signature: June 23, 2004.

In accordance with item 1 of article 51 of the law "On joint stock companies" 17 268 shareholders – owners of 245 969 590 voting shares of the Company are registered in the list of entities having the right to participate in annual general meeting of shareholders as of 6 p.m. (local time) on May 3, 2004.

In accordance with item 7.1. of the Provision on the procedure of holding general meeting of shareholders OJSC "VolgaTelecom" General Director – Lyulin V.F. presides over the annual general meeting of shareholders.

The presidium consists of:

The members of the Company's Board of directors:

Yurchenko E.V. – Chairman of the Company's Board of directors
Lyulin V.F. – deputy to the Chairman of the Board of directors
Romskyi G.A.
Grigorieva A.B.
Bobin M.V.
Dudchenko V.V.
Fedorov O.R.
Chernogorodskyi S.V.

In accordance with item 7.2. of the Provision on the procedure of holding general meeting of shareholders the Chairman of the meeting appointed the secretary of the Board of directors – Pokrovskaya N.I. – as the executive secretary of general meeting of shareholders to take the minutes.

In accordance with item 1 of article 56 of Federal law "On joint stock companies" Closed Joint Stock Company "REGISTRATOR-SVIYAZ" functions as counting commission.

Panov A.M., authorized representative of CJSC "Registrator-Sviyaz" is given the floor to report on the results of registration of shareholders participating in the meeting and on registration of bulletins.

As for the procedure of defining the quorum of the annual general meeting of shareholders of OJSC "VolgaTelecom" (annex №1):

The date of the meeting's holding: June 22, 2004.
The time of the beginning of registration of shareholders participating in the meeting: 8:00
The time of the meeting's beginning: 10:00

The list of persons and entities having the right to participate in the annual general meeting of shareholders in the form of joint presence was drawn on the basis of the register data as of 6 p.m. (local time) on May 3, 2004.

As of the date of drawing up the list persons and entities having the right to participate in the annual general meeting of shareholders the Company placed 245 969 590 ordinary shares, out of them:

- 966 242 in the aggregate belong to the members of the Board of directors or to

Total quantity of placed voting shares of the Company, excluding the shares acquired (redeemed) by the Company, is 245 969 590 pieces.

The shareholders-owners of the Company's ordinary shares have the right of vote on issues №№ 1-7, №№ 9-10 of the agenda of the annual general meeting of shareholders of OJSC "VolgaTelecom".

As of 10 a.m. 1 861 shareholders and their authorized representatives registered; in aggregate they possess 214 969 695 votes, including 1 699 shareholders and their authorized representatives having in aggregate 38 898 375 votes represented by voting bulletins received by the Company at least two days prior to the date of the meeting, out of them:

1. The number of votes belonging to the members of the Board of directors or persons holding offices in the Company's management bodies is 966 242 votes;
2. The number of votes belonging to the shareholders having the right of vote on issues №№ 1-7, №№ 9-10 of the meeting's agenda is 214 969 695 votes or 87,4% of the total quantity of placed voting shares of the Company, excluding the voting shares acquired (redeemed) by the Company;
3. The number of votes belonging to the shareholders having the right of vote on issue № 8 of the meeting's agenda (Election of the members of the Company's Auditing committee) is 214 003 959 votes or 87,35% of the total quantity of the voting shares of the Company excluding the voting shares acquired (redeemed) by the Company, as well as excluding the voting shares belonging to the members of the Board of directors or persons holding offices in the Company's management bodies.

The quorum for passing the resolution on issues №№ 1-7, №№ 9-10 of the meeting's agenda is ensured by participation of the shareholders possessing in aggregate over 50% of the total quantity of placed voting shares of the Company, excluding the voting shares acquired (redeemed) by the Company.

The quorum for passing the resolution on issue № 8 (Election of the members of the Company's Auditing committee) is ensured by participation of the shareholders possessing in aggregate over 50% of the total quantity of placed voting shares of the Company, excluding the voting shares acquired (redeemed) by the Company and also the voting shares belonging to the members of the Board of directors or persons holding offices in the Company's management bodies.

Thus, the quorum is available for passing the resolutions on all the issues of the agenda of the annual general meeting of shareholders of OJSC "VolgaTelecom" in the form of joint presence.

The meeting is recognized to be legally qualified.

THE AGENDA:

1. Approval of the annual report, annual accounting statement, including profit and loss statement (profit and loss accounts), distribution of profit and loss of the Company based on the results of the report (2003) fiscal year.
2. On payment of dividends for 2003, the size, time and form of their payment on the shares of each category.
3. Introduction of changes and addenda to the Company's Charter.
4. Introduction of changes and addenda to the Provision on the Company's Board of directors.
5. Introduction of changes to the Provision on the Company's Management board.
6. Introduction of changes to the Provision on the Company's Auditing committee.
7. Election of the members of the Company's Board of directors.
8. Election of the members of the Company's Auditing committee.

I. Approval of the annual report, annual accounting statement, including profit and loss statement (profit and loss accounts), distribution of profit and loss of the Company based on the results of the report (2003) fiscal year.
THE SPEAKERS ARE:
- On "The Company's annual report" – General Director Lyulin V.F. (the report is attached).

- On "Annual accounting statement, including profit and loss statement (profit and loss accounts), distribution of profit and loss of the Company based on the results of the report (2003) fiscal year" – the Company's chief accountant Popkov N.I. (the report is attached).

The draft of the resolution on the issue " Approval of the annual report, annual accounting statement, including profit and loss statement (profit and loss accounts), distribution of profit and loss of the Company based on the results of the report (2003) fiscal year" put for voting:

To approve the annual report, annual accounting statement, including profit and loss statement (profit and loss accounts), distribution of profit and loss of the Company based on the results of the report (2003) fiscal year.

Panov A.M., authorized representative of CJSC "Registrator-Sviyaz" on behalf on counting commission is given the floor to report on voting procedure.

Panov A.M. read the quorum as of the time of the beginning of the votes counting: "**1 874** shareholders and their authorized representatives having in aggregate **215 058 240** votes registered" and explained the procedure of voting on bulletin № 1.

You are requested to vote!

(The voting is on)

II. On payment of dividends for 2003, the size, time and form of their payment on the shares of each category.
THE SPEAKER IS: Sipatova T.M. - 1-st deputy to the Company's General Director for finances.
The draft of the resolution on the issue " On payment of dividends for 2003, the size, time and form of their payment on the shares of each category" put for voting:

To pay the dividends for 2003:
- on ordinary shares in the amount of 0,9186 ruble per a share in money form starting from 15.07.2004 to 15.12.2004.
- on preferred shares in the amount of 2,4510 rubles per a share in money form starting from 15.07.2004 to 15.12.2004.

You are requested to vote!

(The voting is on)

III. Introduction of changes and addenda to the Company's Charter.
THE SPEAKER IS: Grigorieva L.I. – deputy to the Company's General Director for corporate development.
The Company's Board of directors recommends to the annual general meeting of shareholders to introduce the following changes and addenda to the Company's Charter:

- To state article 1 "General provisions" item 1.1 in the version: " Open Joint Stock Company "Sviyazinform" of Nizhny Novgorod oblast (OJSC "Nizhegorodsviyazinform") (hereinafter "The Company") is founded by the Committee for Management of the State

and also to the governmental order of Russian Federation of December 22, 1992 № 1003 "On privatization of telecommunication enterprises" on the basis of state telecommunication and information enterprise "Rossviyazinform" **of Nizhny Novgorod oblast (STIE "Rossviyazinform")** and is the legal successor of all of its rights and obligations. The Company is registered by Order № 1605-p of December 15, 1993 of the Head of Nizhny Novgorod city Administration. In accordance with Federal Law № 129-ФЗ of August 08, 2001 "On state registration of legal entities and individual entrepreneurs" the Company is registered in the United state register of legal entities on August 01, 2002 with basic state registration № 1025203014781.

The general meeting of stockholders of OJSC "Nizhegorodsviyazinform" of June 28, 2002 approved the Charter of the Company in a new wording in which the name of the Company is changed to Open Joint Stock Company "VolgaTelecom" (OJSC "VolgaTelecom")".

- In article 6 "The Company's charter capital. Placed and declared shares" to state item 6.8. in the wording: "The increase of the charter capital of the Company by placement of additional **ordinary** shares by means of an open subscription in case if the amount of additional shares placed by an open subscription makes more than 25 percent of **ordinary** shares previously placed by the Company, is carried out on the basis of a resolution of the general meeting of shareholders of the Company approved by the majority of three quarters of votes of shareholders, owners of voting shares of the Company participating in the meeting".
- In article 12 "General meeting of shareholders" to state sub-item 8 of item 12.2 in the wording: "The increase of the charter capital of the Company by placement of additional **ordinary** shares by an open subscription in case if the quantity of shares placed in addition makes more than 25 percent of previously placed ordinary shares of the Company, the resolution on which is passed by at least three quarters of votes of shareholders, owners of voting shares of the Company participating in the meeting".
- In article 13 "The Company's Board of directors" to state sub-item 11 of item 13.4 in the wording: "The approval of resolutions on the issue of securities, prospectuses of securities, reports on the results of issue of securities of the Company, reports of the results of acquisition of the Company's shares with the view of redeeming them".
- In article 13 "The Company's Board of directors" to state sub-item 22 of item 13.4 in the wording:
  "Definition of basic principles of building the organizational structure of the Company".
- In article 13 "The Company's Board of directors" to state sub-item 32 of item 13.4 in the wording: "Appointment to and release from the post of the Corporate secretary of the Company, approval of the Provision **on the Corporate secretary** and on the apparatus of the Corporate secretary".
- In article 13 "The Company's Board of directors" to add in item 13.4 sub-item 38 which contains the following: "Approval of the Code of corporate governance of the Company, introduction of changes and addenda into it", sub-items 38, 39, 40 are to be considered correspondingly sub-items 39, 40, 41;
- In article 13 "The Company's Board of directors" – the following text is to be added as paragraphs 3,4 in item 13.6: "The decisions on the issues stated in sub-item 21 of item 13.4 of the present Charter are adopted by the majority of independent directors not interested in settlement of transaction.

In case if all the members of the Company's Board of directors are recognized to be interested persons and (or) are not independent directors, the transaction may be approved by the resolution of general meeting of shareholders by the majority of votes of all not interested in the transaction shareholders – the owners of voting shares".

- In article 14 "The Company's Management board" – item 14.4 is to be supplemented with sub-item 18 of the following content: "Approval of the Company's organizational structure,

<u>The draft of the resolution on the issue "Introduction of changes and addenda to the Company's Charter" put for voting:</u>

To introduce the changes and addenda to the Company's Charter.

You are requested to vote!

(The voting is on)

IV. Introduction of changes and addenda to the Provision on the Company's Board of directors.

THE SPEAKER IS: Grigorieva L.I. – deputy to the Company's General Director for corporate development.

The Company's Board of directors recommends to the annual general meeting of shareholders to introduce the following changes and addenda to the Provision on the Company's Board of directors:

• To state the first 4 paragraphs of item 6.5 of article 6 "Session of the Board of directors" in the following wording:

"The notice on convocation of a session of the Board of directors shall be sent out to each member of the Board of directors together with necessary materials in time not less than 14 days prior to the session.

The specified period may be reduced in case of need of urgent solution of some issues provided that not a single member of the Board of directors objects to it.

If it is necessary to hold a session of the Board of directors within shorter deadlines according to the current legislation, the term of providing the notice and the necessary materials should be reduced".

• To state item 7.3 of article 7 in the following wording: "Quarterly remuneration to each member of the Board of directors is established in the amount of 200 000 rubles.

For the Chairman of the Board of directors, the remuneration is established with a factor of 1,5.

The remuneration to a member of the Board of directors is reduced by:

30% - If he (she) participates in less than half of the sessions of the Board of directors held in the form of joint presence;

100% - If he (she) participates in less than half of all held sessions of the Board of directors.

Remuneration for the quarter in which there were re-elections of the Board of directors is paid to a member of the Board of directors as a proportion to the time of his (her) working time in this quarter".

• To state item 7.4 of article 7 in the following wording: "The annual remuneration for all the members of the Board of directors of the Company is established as the sum of deductions in accordance with the rates (percentage):

- of the Company's EBITDA as per the data of the accounting statement in accordance with International Accounting Standards for the report year;

- of the amount of the Company's net profit based on the results of the report year allocated for dividends' payment.

The annual remuneration is distributed between all the members of the Board of directors in equal shares.

The annual remuneration of a member of the Board of directors is reduced by 50% in case of his (her) participation in less than half of all the sessions of the Board of directors held during his (her) term of powers".

• To state item 7.5 of article 7 in the following wording: "Rates (percentage) of deductions for calculation of annual remuneration are defined by a resolution of the general meeting of

• Article 7 is to be supplemented with item 7.6 of the following content: "The annual remuneration to a member of the Board of directors is paid not later than 3 months after the expiry of the term of powers of this structure of the Board of directors".
• To add item 7.7. to article 7 of the following content: "The members of the Board of directors being the members of a committee of the Company's Board of directors are paid the increment to quarterly remuneration related to the their performance of functions of members of a committee of the Board of directors in the amount of 40 000 rubles (for participation in each committee), however a member of the Board of directors may not be a member of more than 2 committees of the Board of directors.
• For the chairman of a committee of the Board of directors this increment is established with a factor of 1,25".

The draft of the resolution on the issue "Introduction of changes and addenda to the Provision on the Company's Board of directors" put for voting:

To introduce the changes and addenda to the Provision on the Company's Board of directors.

You are requested to vote!

(The voting is on)

V. Introduction of changes and addenda to the Provision on the Company's Management board.

THE SPEAKER IS: Grigorieva L.I. – deputy to the Company's General Director for corporate development.

The Company's Board of directors recommends to the annual general meeting of shareholders to introduce the following changes to the Provision on the Company's Management board:

• To state item 6.2. of article 6 in the following wording: "6.2. The determination of the size and the procedure of remuneration payment and also its distribution between the members of the Management board is defined by the decision of the Company's Board of directors".
• To exclude items 6.3. and 6.4. in article 6.
• To consider item 6.5. to be item 6.3. in article 6.

The draft of the resolution on the issue "Introduction of changes to the Provision on the Company's Management board" put for voting:

To introduce the changes to the Provision on the Company's Management board.

You are requested to vote!

(The voting is on)

VI. Introduction of changes to the Provision on the Company's Auditing committee

THE SPEAKER IS: Grigorieva L.I. – deputy to the Company's General Director for corporate development.

The Company's Board of directors recommends to the annual general meeting of shareholders to introduce the following changes to the Provision on the Company's Auditing committee:
• To state item 7.4. of article 7 in the following wording: "The members of the Auditing committee during the period of their duties performance are paid quarterly remuneration in the amount of 150 000 rubles each.
To the chairman of the Auditing committee the quarterly remuneration is established with the factor of 1,2

The draft of the resolution on the issue "Introduction of changes to the Provision on the Company's Auditing committee" put for voting:

To introduce the changes to the Provision on the Company's Auditing committee.

You are requested to vote!

(The voting is on)

VII. Election of the members of the Company's Board of directors.

Within the period stipulated by the law "On joint stock companies" there were made proposals to include the following nominees into the bulletin for the election to the structure of the Board of directors:

1.	Andreev Vladimir Alexandrovich	Rector of Povolzhsky state academy of telecommunications and informatics
2.	Bobin Maxim Victorovich	Chief of legal department of Moscow's representation office of "NCH Advisors, Inc."
3.	Grigorieva Alla Borisovna	Deputy to the director – chief of the sector of the Department of corporate governance of OJSC "Sviayzinvest"
4.	Devyatkina Lyudmila Ivanovna	Deputy to the director of the Department of capital investments management of OJSC "Sviayzinvest"
5.	Degtyarev Valeryi Victorovich	Representative of OJSC "Sviayzinvest"
6.	Dudchenko Vladimir Vladimirovich	Chief of analytical section of Moscow's representation office of "NCH Advisors, Inc."
7.	Efimov Dmitry Georgievich	Chief of group of independent directors of Association for investors rights protection
8.	Zabuzova Elena Victorovna	Director of the Department of economic planning and budgeting of OJSC "Sviayzinvest"
9	Kulikov Denis Victorovich	Expert of Association for investors rights protection
10.	Lyulin Vladimir Fedorovich	General Director of OJSC "VolgaTelecom"
11.	Romskyi Georgyi Alexeevich	Deputy to the General Director of OJSC "Sviayzinvest"
12.	Savchenko Victor Dmitrievich	Director of the Department of legal provision of OJSC "Sviayzinvest"
13.	Fedorov Oleg Romanovich	Executive director, corporate finances of CJSC "Joint financial group"
14.	Khaustovich Alexander Vladimirovich	Deputy to the General Director – director of "Voronezhsviayzinform" – a branch of OJSC "CenterTelecom"
15.	Chernogorodskyi Sergey Valerievich	Director of the Department of joint-stock capital of OJSC "Sviayzinvest"
16.	Yurchenko Evgenyi Valerievich	Deputy to the General Director of OJSC "Sviayzinvest"

You are advised that in accordance with the law "On joint stock companies" each nominee granted his/her written consent to run for the structure of the Board of directors.

The draft of the resolution on the issue "Election of the members of the Company's Board of directors" put for voting:

To elect the Company's Board of directors in the following structure:

(11 candidates who received the highest number of votes are considered to be elected to the structure of the Board of directors).

Panov A.M., authorized representative of CJSC "Registrator-Sviyaz" on behalf on counting commission is given the floor to report on voting procedure.

Panov A.M. explains the procedure of voting on bulletin № 7.

You are requested to vote!

(The voting is on)

VIII. Election of the members of the Company's Auditing committee.

Within the period stipulated by the law "On joint stock companies" there were made proposals to include the following nominees into the bulletin for the election to the structure of the Company's Auditing committee:

Alekhin Sergey Imanovich	Chief expert of the Department of internal audit of OJSC "Sviayzinvest"
Belyaev Konstantin Vladimirovich	OJSC "Sviayzinvest" chief accountant
Degtyareva Elena Petrovna	Lead expert of the Department of communication of OJSC "Sviayzinvest"
Tikhonov Sergey Vladimirovich	Main specialist of the Department of internal audit of OJSC "Sviayzinvest"
Frolov Kirill Victorovich	Deputy to the director of the Department of internal audit of OJSC "Sviayzinvest"

You are advised that in accordance with the law "On joint stock companies" each nominee granted his/her written consent to run for the structure of the Company's Auditing committee.

- Are there any questions to the nominees to the structure of the Auditing committee?

Question:
Shterman - Is there subordination of the nominees to the structure of the Auditing committee to the Company's executive bodies?
Answer:
Lyulin V.F. – the candidates to the structure of the Auditing committee were nominated by the Company's shareholders and are not its employees.

The draft of the resolution on the issue "Election of the members of the Company's Auditing committee" put for voting:

To elect the Company's Auditing committee in the following structure:

(5 candidates who received the highest number of votes are considered to be elected to the structure of the Auditing committee).

Panov A.M., authorized representative of CJSC "Registrator-Sviyaz" is given the floor to report on

You are requested to vote!

(The voting is on)

IX. Approval of the Company's auditor for 2004.

THE SPEAKER IS: Sipatova T.M. - 1-st deputy to the Company's General Director for finances.

The draft of the resolution on the issue "Approval of the Company's auditor for 2004" put for voting:

To approve CJSC "Ernst & Young Vneshaudit" as the Company's auditor for 2004.

You are requested to vote!

(The voting is on)

X. Definition of the amount of remuneration to the members of the Company's Board of directors

THE SPEAKER IS: Sipatova T.M. - 1-st deputy to the Company's General Director for finances.

The draft of the resolution on the issue "Definition of the amount of remuneration to the members of the Company's Board of directors, put to voting:

To approve the following rates (percentage) of deductions for calculation of annual remuneration to the members of the Board of directors being elected at this annual general meeting of shareholders:
- 0,14 % of EBITDA based on the data of accounting statement for 2004 in accordance with International Accounting Standards;
- 0,22 % of the amount of the net profit of the Company based on the results for 2004 allocated for dividends payment".

You are requested to vote!

(The voting is on)

V.F. Lyulin declared that the shareholders are entitled to return their ballots for the calculation of votes in 10 minutes if they haven't voted on the agenda issues.

30 MINUTES BREAK IS DECLARED!

The authorized representative of CJSC "Registrator-Sviyaz" A.M. Panov was given the floor to speak on the results of voting on the agenda issues of the general meeting.

A.M. Panov announced the results of voting on all the issues of the agenda:
1. The results of voting at the annual general meeting of shareholders of OJSC "VolgaTelecom" on the first issue of the agenda:

"Approval of the annual report, annual accounting statement, including profit and loss statement (profit and loss accounts), distribution of profit and loss of the Company based on the results of the report (2003) fiscal year"

Total number of votes of shareholders, included into the list of persons, having the right to participate in the meeting and having the right to vote on the specified issue	**245 969 590**
Total number of votes of shareholders participating in the general	[illegible]

Number of votes which participated in the voting	**183 968 233**
Total number of votes in ballot-papers null and void	**100 288**

Final results of voting:

	Number of votes	Percentage of the total number of votes of the shareholders participating in the meeting and having the right to vote on the specified issue of the agenda
For	**183 856 756**	**85.49%**
Against	**647**	**0.00%**
Abstain	**10 542**	**0.00%**

According to item 2 of article 49 of Federal Law "On joint-stock companies" the resolution on the first issue of the agenda is passed by the majority of votes of shareholders possessing voting shares and participating in the shareholders' meeting.

THE RESOLUTION HAS BEEN PASSED: "To approve the annual report, annual accounting statement, including profit and loss statement (profit and loss accounts), distribution of profit and loss of the Company based on the results of the report (2003) fiscal year".

2. The results of voting at the annual general meeting of shareholders of OJSC "VolgaTelecom" on the second issue of the agenda:
"On payment of dividends for 2003, the size, time and form of their payment on the shares of each category"

Total number of votes of shareholders, included into the list of persons, having the right to participate in the meeting and having the right to vote on the specified issue	**245 969 590**
Total number of votes of shareholders participating in the general meeting and having the right to vote on the specified issue	**215 058 240**
including:	
Number of votes which participated in the voting	**184 455 170**
Total number of votes in ballot-papers null and void	**104 030**

Final results of voting:

	Number of votes	Percentage of the total number of votes of the shareholders participating in the meeting and having the right to vote on the specified issue of the agenda
For	**184 339 991**	**85.72%**
Against	**4 952**	**0.00%**
Abstain	**6 197**	**0.00%**

According to item 2 of article 49 of Federal Law "On joint-stock companies" the resolution on the second issue of the agenda is passed by the majority of votes of shareholders possessing voting shares and participating in the shareholders' meeting.

THE RESOLUTION HAS BEEN PASSED: "To pay the dividends for 2003:

form starting from 15.07.2004 to 15.12.2004"

3. The results of voting at the annual general meeting of shareholders of OJSC "VolgaTelecom" on the third issue of the agenda:
"Introduction of changes and addenda to the Company's Charter"

Total number of votes o shareholders, included into the list of persons, having the right to participate in the meeting and having the right to vote on the specified issue	**245 969 590**
Total number of votes of shareholders participating in the general meeting and having the right to vote on the specified issue	**215 058 240**
including:	
Number of votes which participated in the voting	**180 085 749**
Total number of votes in ballot-papers null and void	**101 901**

Final results of voting:

	Number of votes	Percentage of the total number of votes of the shareholders participating in the meeting and having the right to vote on the specified issue of the agenda
For	**169 818 753**	**78.96%**
Against	**3 016 133**	**1.40%**
Abstain	**7 148 962**	**3.32%**

According to item 4 of article 49 of Federal Law "On joint-stock companies" the resolution on the third issue of the agenda is passed by three-fourth majority of votes of shareholders possessing voting shares and participating in the shareholders' meeting.

<u>THE RESOLUTION HAS BEEN PASSED</u>: "To introduce changes and addenda to the Company's Charter"

4. The results of voting at the annual general meeting of shareholders of OJSC "VolgaTelecom" on the fourth issue of the agenda:
"Introduction of changes and addenda to the Provision on the Company's Board of directors"

Total number of votes o shareholders, included into the list of persons, having the right to participate in the meeting and having the right to vote on the specified issue	**245 969 590**
Total number of votes of shareholders participating in the general meeting and having the right to vote on the specified issue	**215 058 240**
including:	
Number of votes which participated in the voting	**183 483 220**
Total number of votes in ballot-papers null and void	**100 284**

Final results of voting:

	Number of votes	Percentage of the total number of votes of the shareholders participating in the meeting and having the right to vote on the specified issue of the agenda
For	**179 683 249**	**83.55%**
Against	**3 328 002**	**1.55%**

According to item 2 of article 49 of Federal Law "On joint-stock companies" the resolution on the fourth issue of the agenda is passed by the majority of votes of shareholders possessing voting shares and participating in the shareholders' meeting.

THE RESOLUTION HAS BEEN PASSED: "To introduce changes and addenda to the Provision on the Company's Board of directors"

5. The results of voting at the annual general meeting of shareholders of OJSC "VolgaTelecom" on the fifth issue of the agenda:

"Introduction of changes to the Provision on the Company's Management board"

Total number of votes o shareholders, included into the list of persons, having the right to participate in the meeting and having the right to vote on the specified issue	**245 969 590**
Total number of votes of shareholders participating in the general meeting and having the right to vote on the specified issue	**215 058 240**
including:	
Number of votes which participated in the voting	**183 484 096**
Total number of votes in ballot-papers null and void	**145 269**

Final results of voting:

	Number of votes	Percentage of the total number of votes of the shareholders participating in the meeting and having the right to vote on the specified issue of the agenda.
For	**179 418 957**	**83.43%**
Against	**3 019 277**	**1.40%**
Abstain	**900 593**	**0.42%**

According to item 2 of article 49 of Federal Law "On joint-stock companies" the resolution on the fifth issue of the agenda is passed by the majority of votes of shareholders possessing voting shares and participating in the shareholders' meeting.

THE RESOLUTION HAS BEEN PASSED: "To introduce changes to the Provision on the Company's Management board"

6. The results of voting at the annual general meeting of shareholders of OJSC "VolgaTelecom" on the sixth issue of the agenda:

"Introduction of changes to the Provision on the Company's Auditing committee"

Total number of votes o shareholders, included into the list of persons, having the right to participate in the meeting and having the right to vote on the specified issue	**245 969 590**
Total number of votes of shareholders participating in the general meeting and having the right to vote on the specified issue	**215 058 240**
including:	
Number of votes which participated in the voting	**183 476 850**
Total number of votes in ballot-papers null and void	**102 128**

Final results of voting:

		the right to vote on the specified issue of the agenda
For	**179 694 590**	**83.56%**
Against	**3 323 774**	**1.55%**
Abstain	**356 358**	**0.17%**

According to item 2 of article 49 of Federal Law "On joint-stock companies" the resolution on the sixth issue of the agenda is passed by the majority of votes of shareholders possessing voting shares and participating in the shareholders' meeting.

THE RESOLUTION HAS BEEN PASSED: "To introduce changes to the Provision on the Company's Auditing committee"

7. The results of voting at the annual general meeting of shareholders of OJSC "VolgaTelecom" on the seventh issue of the agenda:

"Election of the members of the Company's Board of directors"

Total number of votes o shareholders, included into the list of persons, having the right to participate in the meeting and having the right to vote on the specified issue	**2 705 665 490**
Total number of votes of shareholders participating in the general meeting and having the right to vote on the specified issue	**2 365 640 640**
including:	
Number of votes which participated in the voting	**2 365 499 807**
Total number of votes in ballot-papers null and void	**17 255 502**

Final results of voting:

	Number of votes	Percentage of the total number of votes of the shareholders participating in the meeting and having the right to vote on the specified issue of the agenda
For	**2 326 166 810**	**98.33%**
Against	**8 701**	**0.00%**
Abstain	**22 068 794**	**0.93%**

Final results of voting:

№	Surname, name, patronymic name of the nominee	Number of votes
1.	**Andreev Vladimir Alexandrovich**	**183 575 609**
2.	**Bobin Maxim Victorovich**	**172 424 306**
3.	**Grigorieva Alla Borisovna**	**183 932 916**
4.	**Degtyarev Valeryi Victorovich**	**183 268 796**
5.	**Devyatkina Lyudmila Ivanovna**	**91 789**
6.	**Dudchenko Vladimir Vladimirovich**	**170 216 638**
7.	**Efimov Dmitry Georgievich**	**5 564 637**
8.	**Zabuzova Elena Victorovna**	**36 966**
9.	**Kulikov Denis Victorovich**	**5 619 584**
10.	**Lyulin Vladimir Fedorovich**	**185 237 024**
11.	**Romskyi Georgyi Alexeevich**	**185 306 194**
12.	**Savchenko Victor Dmitrievich**	**183 245 459**
13.	**Fedorov Oleg Romanovich**	**191 365 616**
14.	**Khaustovich Alexander Vladimirovich**	**49 866**
15.	**Chernogorodskyi Sergey Valerievich**	**183 249 340**

According to item 4 of article 66 of Federal Law "On joint-stock companies" the nominees who received the highest number of votes are considered to be elected into the structure of the Board of directors.

THE RESOLUTION HAS BEEN PASSED:

"To elect the members of the Company's Board of directors:

1. **Fedorov Oleg Romanovich**
2. **Romskyi Georgyi Alexeevich**
3. **Yurchenko Evgenyi Valerievich**
4. **Lyulin Vladimir Fedorovich**
5. **Grigorieva Alla Borisovna**
6. **Andreev Vladimir Alexandrovich**
7. **Degtyarev Valeryi Victorovich**
8. **Chernogorodskyi Sergey Valerievich**
9. **Savchenko Victor Dmitrievich**
10. **Bobin Maxim Victorovich**
11. **Dudchenko Vladimir Vladimirovich"**

8. The results of voting at the annual general meeting of shareholders of OJSC "VolgaTelecom" on the eighth issue of the agenda:

"Election of the members of the Company's Auditing committee"

Total number of votes o shareholders, included into the list of persons, having the right to participate in the meeting and having the right to vote on the specified issue	**245 003 348**
Total number of votes of shareholders participating in the general meeting and having the right to vote on the specified issue	**214 092 504**
including:	
Number of votes which participated in the voting	**211 391 125**

Final results of voting:

1. Alekhin Sergey Imanovich

	Number of votes	Percentage of the total number of votes of the shareholders participating in the meeting and having the right to vote on the specified issue of the agenda
For	**179 841 517**	**84.00%**
Against	**401 376**	**0.19%**
Abstain	**2 761 950**	**1.29%**
Invalid	**485 642**	**0.23%**

2. Belyaev Konstantin Vladimirovich

	Number of votes	Percentage of the total number of votes of the shareholders participating in the meeting and having the right to vote on the specified issue of the agenda
For	**179 994 430**	**84.07%**
Against	**253 123**	**0.12%**
Abstain	**2 763 193**	**1.29%**
Invalid	**479 739**	**0.22%**

3. Degtyareva Elena Petrovna

	Number of votes	Percentage of the total number of votes of the shareholders

Against	104 682	0.05%
Abstain	2 763 274	1.29%
Invalid	351 459	0.16%

4. Tikhonov Sergey Vladimirovich

	Number of votes	Percentage of the total number of votes of the shareholders participating in the meeting and having the right to vote on the specified issue of the agenda
For	**180 127 862**	**84.14%**
Against	**107 694**	**0.05%**
Abstain	**2 763 693**	**1.29%**
Invalid	**491 236**	**0.23%**

5. Frolov Kirill Victorovich

	Number of votes	Percentage of the total number of votes of the shareholders participating in the meeting and having the right to vote on the specified issue of the agenda
For	**180 123 460**	**84.13%**
Against	**106 205**	**0.05%**
Abstain	**2 762 215**	**1.29%**
Invalid	**498 605**	**0.23%**

According to item 2 of article 49 of Federal Law "On joint-stock companies" the resolution on the eighth issue of the agenda is passed by the majority of votes of shareholders possessing voting shares and participating in the shareholders' meeting.

According to item 6 of article 85 of Federal Law "On joint-stock companies", the shares which belong to the members of the Board of directors or to the persons holding offices in the management bodies of OJSC "VolgaTelecom", do not participate in the voting at the election of the members of the Company's Auditing committee.

THE RESOLUTION HAS BEEN PASSED:

"To elect the Company's Auditing committee with the structure:

1. Alekhin Sergey Imanovich
2. Belyaev Konstantin Vladimirovich
3. Degtyareva Elena Petrovna
4. Tikhonov Sergey Vladimirovich
5. Frolov Kirill Victorovich"

9. The results of voting at the annual general meeting of shareholders of OJSC "VolgaTelecom" on the ninth issue of the agenda:

"Approval of the Company's auditor for 2004"

Total number of votes o shareholders, included into the list of persons, having the right to participate in the meeting and having the right to vote on the specified issue	**245 969 590**
Total number of votes of shareholders participating in the general meeting and having the right to vote on the specified issue	**215 058 240**
including:	
Number of votes which participated in the voting	**184 438 519**
Total number of votes in ballot-papers null and void	**116 319**

Final results of voting:

	Number of votes	Percentage of the total number of votes of the shareholders participating in the meeting and having

Against	37 374	0.02%
Abstain	3 996 263	1.86%

According to item 2 of article 49 of Federal Law "On joint-stock companies" the resolution on the ninth issue of the agenda is passed by the majority of votes of shareholders possessing voting shares and participating in the shareholders' meeting.

THE RESOLUTION HAS BEEN PASSED: "To approve CJSC "Ernst & Young Vneshaudit" as the Company's auditor for 2004"

10. The results of voting at the annual general meeting of shareholders of OJSC "VolgaTelecom" on the tenth issue of the agenda:
"Definition of the amount of remuneration to the members of the Company's Board of directors"

Total number of votes o shareholders, included into the list of persons, having the right to participate in the meeting and having the right to vote on the specified issue	**245 969 590**
Total number of votes of shareholders participating in the general meeting and having the right to vote on the specified issue	**215 058 240**
including:	
Number of votes which participated in the voting	**184 325 116**
Total number of votes in ballot-papers null and void	**121 031**

Final results of voting:

	Number of votes	Percentage of the total number of votes of the shareholders participating in the meeting and having the right to vote on the specified issue of the agenda
For	**180 769 389**	**84.06%**
Against	**305 830**	**0.14%**
Abstain	**3 128 866**	**1.45%**

According to item 2 of article 49 of Federal Law "On joint-stock companies" the resolution on the tenth issue of the agenda is passed by the majority of votes of shareholders possessing voting shares and participating in the shareholders' meeting.

THE RESOLUTION HAS BEEN PASSED: "To approve the following rates (percentage) of deductions for calculation of annual remuneration to the members of the Board of directors being elected at this annual general meeting of shareholders:
- 0,14 % of EBITDA based on the data of accounting statement for 2004 in accordance with International Accounting Standards;
- 0,22 % of the amount of the net profit of the Company based on the results for 2004 allocated for dividends payment"

Dear shareholders!
By this the agenda of the annual general meeting of shareholders is exhausted. Thank you very much for participation in the work of the meeting.
The meeting is declared closed!

The Chairman of the meeting,
General Director of
OJSC "VolgaTelecom"



V.F.Lyulin

1283-2(b)

MINUTES № 3 of
Annual general meeting of shareholders of Open Joint Stock Company "VolgaTelecom" in the form of joint presence

RECEIVED
2005 MAY 10 P 2:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Nizhny Novgorod city,
M.Gorky sq., Post House

June 27, 2003

The date of the minutes signature: July 10, 2003

In accordance with item 1 of article 51 of the law "On joint stock companies" 18 664 shareholders – owners of 245 969 590 voting shares of the Company are registered in the list of persons and entities having the right to participate in the annual general meeting of shareholders as of 6 p.m. (local time) on May 8, 2003.

In accordance with item 7.1. of the Provision on the procedure of holding general meeting of shareholders OJSC "VolgaTelecom" General Director – Lyulin V.F. presides over the annual general meeting of shareholders.

The presidium consists of:

The members of the Company's Board of directors:
Yurchenko E.V. – the Chairman of the Company's Board of directors
Lyulin V.F. – deputy to the Chairman of the Board of directors
Grigorieva A.B.
Zabuzova E.V.
Bobin M.V.
Dudchenko V.V.
Fedorov O.R.

In accordance with item 7.2. of the Provision on the procedure of holding general meeting of shareholders the Chairman of the meeting appointed the secretary of the Board of directors – Pokrovskaya N.I. – as the executive secretary of general meeting of shareholders to take the minutes.

In accordance with item 1 of article 56 of Federal law "On joint stock companies" Closed Joint Stock Company "REGISTRATOR-SVIYAZ" functions as counting commission.

Panov A.M., authorized representative of CJSC "Registrator-Sviyaz" is given the floor to report on the results of registration of shareholders participating in the meeting and on registration of bulletins.

As for the procedure of defining the quorum of the annual general meeting of shareholders of OJSC "VolgaTelecom":
The date of the meeting's holding: June 27, 2003.
The time of the beginning of registration of shareholders participating in the meeting: 8:00
The time of the meeting's beginning: 10:00

The list of persons and entities having the right to participate in the annual general meeting of shareholders in the form of joint presence was drawn on the basis of the register data as of 6 p.m. (local time) on May 8, 2003.

As of the date of drawing up the list persons and entities having the right to participate in the annual general meeting of shareholders the Company placed 245 969 590 ordinary shares, out of them:

- 1 998 600 in the aggregate belong to the members of the Board of directors or to persons holding offices in the Company's management bodies;
- **0** shares were acquired (redeemed) by the Company.

Total quantity of placed voting shares of the Company, excluding the voting shares belonging to the members of the Board of directors or to the persons holding offices in the Company's management bodies is 243 970 990 pieces.

The shareholders - owners of the Company's ordinary shares have the right of vote on issues №1, №2, №3, №5, №6, №7 of the agenda of the annual general meeting of shareholders of OJSC "VolgaTelecom".

The shareholders – owners of the Company's ordinary shares, excluding the members of the Board of directors or the persons holding offices in the management bodies of OJSC "VolgaTelecom", have the right of vote on issue №4 (Election of the members of the Company's Auditing committee).

As of 10 a.m. **2 158** shareholders and their authorized representatives registered; in aggregate they possess **166 853 187** votes, including **2 034** shareholders having in aggregate **12 290 649** votes represented by voting bulletins received by the Company at least two days prior to the date of the meeting, out of them:

1. The number of votes belonging to the members of the Board of directors or to persons holding offices in the Company's management bodies is **1 988 529**votes;
2. The number of votes belonging to the shareholders having the right of vote on issues №1, №2, № 3, №5, №6, №7 of the meeting's agenda is **166 853 187** votes or **67.83 %** of the total quantity of placed voting shares of the Company, excluding the voting shares acquired (redeemed) by the Company;
3. The number of votes belonging to the shareholders having the right of vote on issue №4 of the meeting's agenda (Election of the members of the Company's Auditing committee) is **164 864 658** votes or **67.58 %** of the total quantity of placed voting shares of the Company excluding the voting shares acquired (redeemed) by the Company, as well as excluding the voting shares belonging to the members of the Board of directors or to the persons holding offices in the Company's management bodies.

The quorum for passing the resolution on issues №1, №2, №3, №5, №6, №7 of the meeting's agenda is ensured by participation of the shareholders possessing in aggregate over 50% of the total quantity of placed voting shares of the Company, excluding the voting shares acquired (redeemed) by the Company.

The quorum for passing the resolution on issue №4 (Election of the members of the Company's Auditing committee) is ensured by participation of the shareholders possessing in aggregate over 50% of the total quantity of placed voting shares of the Company, excluding the voting shares acquired (redeemed) by the Company and also the voting shares belonging to the members of the Board of directors or to the persons holding offices in the Company's management bodies.

Thus, the quorum is available for passing the resolutions on all the issues of the agenda of the annual general meeting of shareholders of OJSC "VolgaTelecom" in the form of joint presence.

The meeting is recognized to be legally qualified.

THE AGENDA:

1. Approval of the annual report, annual accounting statement, including profit and loss statement (profit and loss accounts), distribution of profit and loss of the Company based on the results of the report (2002) fiscal year.
2. On payment of dividends for 2002, the size, time and form of their payment on the shares of each category.
3. Election of the members of the Company's Board of directors.

6. Approval of the Provision on the procedure of holding the Company's general meeting of shareholders in new wording.
7. Definition of the amount of remuneration to the members of the Company's Board of directors.

I. Approval of the annual report, annual accounting statement, including profit and loss statement (profit and loss accounts), distribution of profit and loss of the Company based on the results of the report (2002) fiscal year.

THE SPEAKERS ARE:
- On "The Company's annual report" – General Director Lyulin V.F. (the report is attached).

- On "Annual accounting statement, including profit and loss statement (profit and loss accounts), distribution of profit and loss of the Company based on the results of the report (2002) fiscal year" – the Company's chief accountant Popkov N.I. (the report is attached).

The draft of the resolution on the issue "Approval of the annual report, annual accounting statement, including profit and loss statement (profit and loss accounts), distribution of profit and loss of the Company based on the results of the report (2002) fiscal year" put for voting:

To approve the annual report, annual accounting statement, including profit and loss statement (profit and loss accounts), distribution of profit and loss of the Company based on the results of the report (2002) fiscal year.

Panov A.M., authorized representative of CJSC "Registrator-Sviyaz" on behalf on counting commission is given the floor to report on the voting procedure.

Panov A.M. read the quorum as of the time of the beginning of the votes counting: "**2198** shareholders and their authorized representatives having in aggregate **196 911 697** votes registered" and explained the procedure of voting on bulletin № 1.

You are requested to vote!

(The voting is on)

II. **On payment of dividends for 2002, the size, time and form of their payment on the shares of each category.**

THE SPEAKER IS: Sipatova T.M. - 1-st deputy to the Company's General Director for finances.

The draft of the resolution on the issue "*On* payment of dividends for 2002, the size, time and form of their payment on the shares of each category" put for voting:

To pay the dividends for 2002:
- on ordinary shares in the amount of 0,7066 ruble per a share in money form or by other property in cas a shareholder's consent to receive the dividends in such a form starting from 27.07.2003 to 31.12.2003.
- on preferred shares in the amount of 1,7954 rubles per a share in money form or by other property in case of a shareholder's consent to receive the dividends in such a form starting from 27.07.2003 to 31.12.2003.

Panov A.M., authorized representative of CJSC "Registrator-Sviyaz" is given the floor to report on the voting procedure.

Panov A.M. explained the procedure of voting on bulletin № 2.

You are requested to vote!

(The voting is on)

III. **Election of the members of the Company's Board of directors.**

Within the period stipulated by the law "On joint stock companies" there were made proposals to include the following nominees into the bulletin for the election to the structure of the Board of directors:

1.	Bilibin Yuri Alexandrovich	Assistant to the General Director of OJSC "Sviayzinvest"
2.	Bobin Maxim Victorovich	Chief of legal department of Moscow's representation office of "NCH Advisors, Inc."
3.	Vasiliev Mikhail Borisovich	Head of St.Petersburg representation office of "NCH Advisors, Inc."
4.	Grigorieva Alla Borisovna	Deputy to the director – chief of the sector of the Department of corporate governance of OJSC "Sviayzinvest"
5.	Grigorieva Lyubov Ivanovna	Deputy to the General Director of OJSC "VolgaTelecom" for corporate development
6.	Dudchenko Vladimir Vladimirovich	Consultant of Moscow's representation office of "NCH Advisors, Inc."
7.	Zabuzova Elena Victorovna	Director of the Department of economic planning and budgeting of OJSC "Sviayzinvest"
8.	Kozin Vladimir Vladimirovich	Director of the Department of direct investments and property of OJSC "Sviayzinvest"
9	Lopatin Alexander Vladimirovich	Deputy to the General Director of OJSC "Sviayzinvest"
10.	Lyulin Vladimir Fedorovich	General Director of OJSC "VolgaTelecom"
11.	Marin Igor Ivanovich	Deputy to the director – head of the sector of the Department of marketing and organization of services sales of OJSC "Sviayzinvest", does not possess the Company's shares
12.	Peter Montgomery Halloran	Representative of ING Bank (Eurasia) CJSC
13.	Romskyi Georgyi Alexeevich	Deputy to the General Director of OJSC "Sviayzinvest"
14.	Savchenko Victor Dmitrievich	Director of the Department of legal provision of OJSC "Sviayzinvest"
15.	Fedorov Oleg Romanovich	Deputy to the executive director of Association for the investors' rights protection
16.	Chernogorodskyi Sergey Valerievich	Director of the Department of joint-stock capital of OJSC "Sviayzinvest"
17.	Yurchenko Evgenyi Valerievich	Deputy to the General Director of OJSC "Sviayzinvest"

In accordance with the law "On joint stock companies" each nominee granted his/her written consent to run for the structure of the Board of directors.

- Are there any questions to the nominees to the structure of the Board of directors?

There were no questions.

<u>The draft of the resolution on the issue "Election of the members of the Company's Board of directors" put for voting:</u>

To elect the Company's Board of directors in the following structure:

(11 candidates who received the highest number of votes are considered to be elected to the structure of the Board of directors).

Panov A.M. explains the procedure of voting on bulletin № 3.

You are requested to vote!

(The voting is on)

IV. Election of the members of the Company's Auditing committee.

Within the period stipulated by the law "On joint stock companies" there were made proposals to include the following nominees into the bulletin for the election to the structure of the Company's Auditing committee:

Belyaev Konstantin Vladimirovich	OJSC "Sviayzinvest" chief accountant
Podosinov Sergey Vladimirovich	Main specialist of the Department of internal audit of OJSC "Sviayzinvest"
Greseva Lyubov Alexandrovna	Main specialist of the Department of internal audit of OJSC "Sviayzinvest"
Tareeva Larisa Valerievna	Main specialist of the Department of direct investments and property of OJSC "Sviayzinvest"
Feklin Alexander Vasilievich	Deputy to the director of the Department of internal audit and control of OJSC "VolgaTelecom"

In accordance with the law "On joint stock companies" each nominee granted his/her written consent to run for the structure of the Company's Auditing committee.

- Are there any questions to the nominees to the structure of the Auditing committee?

There were no questions.

The draft of the resolution on the issue "Election of the members of the Company's Auditing committee" put for voting:

1. To elect the Company's Auditing committee in the following structure:

(5 candidates who received the highest number of votes are considered to be elected to the structure of the Auditing committee).

Panov A.M., authorized representative of CJSC "Registrator-Sviyaz" is given the floor to report on voting procedure.

Panov A.M. explained the procedure of voting on bulletin № 4

You are requested to vote!

(The voting is on)

V. Approval of the Company's auditor for 2003.

THE SPEAKER IS: Sipatova T.M. - 1-st deputy to the Company's General Director for finances.

The draft of the resolution on the issue "Approval of the Company's auditor for 2003" put for voting:

To approve CJSC "Ernst & Young Vneshaudit" as the Company's auditor for 2003.

Panov A.M., authorized representative of CJSC "Registrator-Sviyaz" is given the floor to report on voting procedure.

Panov A.M. explained the procedure of voting on bulletin № 5.

You are requested to vote!

(The voting is on)

VI. Approval of the Provision on the procedure of holding the Company's general meeting of shareholders in new wording.

THE SPEAKER IS: Grigorieva L.L. – deputy to the Company's General Director for corporate

The draft of the resolution on the sixth issue of the agenda "Approval of the Provision on the procedure of holding the Company's general meeting of shareholders in new wording" put for voting:

To approve the Provision on the procedure of holding the Company's general meeting of shareholders in new wording.

Panov A.M., authorized representative of CJSC "Registrator-Sviyaz" is given the floor to report on voting procedure.
Panov A.M. explained the procedure of voting on bulletin № 6.

You are requested to vote!

(The voting is on)

VII. Definition of the amount of remuneration to the members of the Company's Board of directors.

THE SPEAKER IS: Sipatova T.M. - 1-st deputy to the Company's General Director for finances.

The draft of the resolution on the seventh issue of the agenda "Definition of the amount of remuneration to the members of the Company's Board of directors, put to voting:

To approve the following rates (percentage) of deductions for calculation of quarterly and annual remuneration to the members of the Board of directors:

- In the size of 0,006% of the Company's proceeds from sale of goods, products, works and services for the report quarter as per the data of the Company's accounting statement to each member of the Board of directors;
- In the size of 0,4% of the Company's net profit for the report year as per the data of the Company's accounting statement to the entire structure of the Company's Board of directors.

Panov A.M., authorized representative of CJSC "Registrator-Sviyaz" is given the floor to report on voting procedure.
Panov A.M. explained the procedure of voting on bulletin № 7.

You are requested to vote!

(The voting is on)

V.F. Lyulin declared that the shareholders are entitled to return their ballots for the calculation of votes in 10 minutes if they haven't voted on the agenda issues.

30 MINUTES BREAK IS DECLARED!

The authorized representative of CJSC "Registrator-Sviyaz" A.M. Panov was given the floor to speak on the results of voting on the agenda issues of the general meeting.

A.M. Panov announced the results of voting on all the issues of the agenda:
1. The results of voting at the annual general meeting of shareholders of OJSC "VolgaTelecom" on the first issue of the agenda:
"Approval of the annual report, annual accounting statement, including profit and loss statement (profit and loss accounts), distribution of profit and loss of the Company based on the results of the report (2002) fiscal year"

Final results of voting:

	Number of votes	Percentage of the total number of votes of the shareholders participating in the meeting and having the right to vote on the

Abstain	1 513 590	0,77%

According to item 2 of article 49 of Federal Law "On joint-stock companies" the resolution on the first issue of the agenda is passed by the majority of votes of shareholders possessing voting shares and participating in the shareholders' meeting.

THE RESOLUTION HAS BEEN PASSED: To approve the annual report, annual accounting statement, including profit and loss statement (profit and loss accounts), distribution of profit and loss of the Company based on the results of the report (2002) fiscal year.

2. The results of voting at the annual general meeting of shareholders of OJSC "VolgaTelecom" on the second issue of the agenda:

"On payment of dividends for 2002, the size, time and form of their payment on the shares of each category"

Final results of voting:

	Number of votes	Percentage of the total number of votes of the shareholders participating in the meeting and having the right to vote on the specified issue of the agenda
For	**167 946 496**	**85,29%**
Against	**5 355**	**0,00%**
Abstain	**18 638**	**0,01%**

According to item 2 of article 49 of Federal Law "On joint-stock companies" the resolution on the first issue of the agenda is passed by the majority of votes of shareholders possessing voting shares and participating in the shareholders' meeting.

THE RESOLUTION HAS BEEN PASSED:

To pay the dividends for 2002:

-

- on ordinary shares in the amount of 0,7066 ruble per a share in money form or by other property in cas a shareholder's consent to receive the dividends in such a form starting from 27.07.2003 to 31.12.2003.
- on preferred shares in the amount of 1,7954 rubles per a share in money form or by other property in case of a shareholder's consent to receive the dividends in such a form starting from 27.07.2003 to 31.12.2003.

3. The results of voting at the annual general meeting of shareholders of OJSC "VolgaTelecom" on the third issue of the agenda:

"Election of the members of the Company's Board of directors"

Final results of voting:

	Number of votes	Percentage of the total number of votes of the shareholders participating in the meeting and having the right to vote on the specified issue of the agenda
For	**2 127 845 335**	**98,24%**
Against	**74 360**	**0,00%**
Abstain	**17 925 886**	**0,83%**

Final results of voting:

№	The nominee's full name	Number of votes
1.	Bilibin Yuri Alexandrovich	**88 692**
2.	Bobin Maxim Victorovich	**172 759 095**
3.	Vasiliev Mikhail Borisovich	**81 394**

7.	Zabuzova Elena Victorovna	**180 046 886**
8.	Kozin Vladimir Vladimirovich	**41 262**
9.	Lopatin Alexander Vladimirovich	**180 190 239**
10.	Lyulin Vladimir Fedorovich	**213 931 866**
11.	Marin Igor Ivanovich	**3 198 846**
12.	Peter Montgomery Halloran	**53 679**
13.	Romskyi Georgyi Alexeevich	**180 025 265**
14.	Savchenko Victor Dmitrievich	**180 100 848**
15.	Fedorov Oleg Romanovich	**234 742 709**
16.	Chernogorodskyi Sergey Valerievich	**180 029 654**
17.	Yurchenko Evgenyi Valerievich	**205 854 857**

According to item 4 of article 66 of Federal Law "On joint-stock companies" the nominees who received the highest number of votes are considered to be elected into the structure of the Board of directors.

THE RESOLUTION HAS BEEN PASSED:

To elect the members of the Company's Board of directors:

1. Fedorov Oleg Romanovich
2. Lyulin Vladimir Fedorovich
3. Yurchenko Evgenyi Valerievich
4. Dudchenko Vladimir Vladimirovich
5. Grigorieva Alla Borisovna
6. Lopatin Alexander Vladimirovich
7. Savchenko Victor Dmitrievich
8. Zabuzova Elena Victorovna
9. Chernogorodskyi Sergey Valerievich
10. Romskyi Georgyi Alexeevich
11. Bobin Maxim Victorovich

4. The results of voting at the annual general meeting of shareholders of OJSC "VolgaTelecom" on the fourth issue of the agenda:

"Election of the members of the Company's Auditing committee"

Final results of voting:

1. Belyaev Konstantin Vladimirovich

	Number of votes	Percentage of the total number of votes of the shareholders participating in the meeting and having the right to vote on the specified issue of the agenda
For	**149 261 159**	**76.58 %**
Against	**782 214**	**0.40 %**
Abstain	**14 747 780**	**7.57 %**
Invalid	**837 380**	**0.43%**

2. Greseva Lyubov Alexandrovna

	Number of votes	Percentage of the total number of votes of the shareholders participating in the meeting and having the right to vote on the specified issue of the agenda
For	**149 185 335**	**76. 54%**
Against	**854 227**	**0.44 %**
Abstain	**14 754 917**	**7.57 %**
Invalid	**837 980**	**0.43%**

3. Podosinov Sergey Vladimirovich

	Number of votes	Percentage of the total number of votes of the shareholders

Abstain	14 753 656	7.57 %
Invalid	842 944	0.43%

4. Tareeva Larisa Valerievna

	Number of votes	Percentage of the total number of votes of the shareholders participating in the meeting and having the right to vote on the specified issue of the agenda
For	**149 187 039**	**76.54 %**
Against	**848 529**	**0.44 %**
Abstain	**14 753 562**	**7.57 %**
Invalid	**839 377**	**0.43%**

5. Feklin Alexander Vasilievich

	Number of votes	Percentage of the total number of votes of the shareholders participating in the meeting and having the right to vote on the specified issue of the agenda
For	**149 189 126**	**76.54 %**
Against	**846 176**	**0.43 %**
Abstain	**14 753 108**	**7.57 %**
Invalid	**840 524**	**0.43%**

According to item 2 of article 49 of Federal Law "On joint-stock companies" the resolution on the fourth issue of the agenda is passed by the majority of votes of shareholders possessing voting shares and participating in the shareholders' meeting.

According to item 6 of article 85 of Federal Law "On joint-stock companies", the shares which belong to the members of the Board of directors or to the persons holding offices in the management bodies of OJSC "VolgaTelecom", do not participate in the voting at the election of the members of the Company's Auditing committee.

THE RESOLUTION HAS BEEN PASSED:

To elect the Company's Auditing committee with the structure:

1. Belyaev Konstantin Vladimirovich
2. Podosinov Sergey Vladimirovich
3. Feklin Alexander Vasilievich
4. Tareeva Larisa Valerievna
5. Greseva Lyubov Alexandrovna

5. The results of voting at the annual general meeting of shareholders of OJSC "VolgaTelecom" on the fifth issue of the agenda:

"Approval of the Company's auditor for 2003"

Final results of voting:

	Number of votes	Percentage of the total number of votes of the shareholders participating in the meeting and having the right to vote on the specified issue of the agenda
For	**166 790 636**	**84,70%**
Against	**73 678**	**0,04%**
Abstain	**1 629 164**	**0,83%**

According to item 2 of article 49 of Federal Law "On joint-stock companies" the resolution on the fifth issue of the agenda is passed by the majority of votes of shareholders possessing voting shares and participating in the shareholders' meeting.

THE RESOLUTION HAS BEEN PASSED:

To approve CJSC "Ernst & Young Vneshaudit" as the Company's auditor for 2003

6. The results of voting at the annual general meeting of shareholders of OJSC "VolgaTelecom" on the sixth issue of the agenda:

"Approval of the Provision on the procedure of holding the Company's general meeting of shareholders in new wording"

Final results of voting:

	Number of votes	Percentage of the total number of votes of the shareholders participating in the meeting and having the right to vote on the specified issue of the agenda
For	**165 870 752**	**84,24%**
Against	**2 464 716**	**1,25%**
Abstain	**173 683**	**0,09%**

According to item 2 of article 49 of Federal Law "On joint-stock companies" the resolution on the sixth issue of the agenda is passed by the majority of votes of shareholders possessing voting shares and participating in the shareholders' meeting.

THE RESOLUTION HAS BEEN PASSED:

To approve the Provision on the procedure of holding the Company's general meeting of shareholders in new wording

7. The results of voting at the annual general meeting of shareholders of OJSC "VolgaTelecom" on the seventh issue of the agenda:

"Definition of the amount of remuneration to the members of the Company's Board of directors"

Final results of voting:

	Number of votes	Percentage of the total number of votes of the shareholders participating in the meeting and having the right to vote on the specified issue of the agenda
For	**162 747 689**	**82,65%**
Against	**1 685 400**	**0,86%**
Abstain	**2 444 121**	**1,24%**

According to item 2 of article 49 of Federal Law "On joint-stock companies" the resolution on the seventh issue of the agenda is passed by the majority of votes of shareholders possessing voting shares and participating in the shareholders' meeting.

THE RESOLUTION HAS BEEN PASSED:

To approve the following rates (percentage) of deductions for calculation of quarterly and annual remuneration to the members of the Board of directors:

- In the size of 0,006% of the Company's proceeds from sale of goods, products, works and services for the report quarter as per the data of the Company's accounting statement to each member of the Board of directors;
- In the size of 0,4% of the Company's net profit for the report year as per the data of the Company's accounting statement to the entire structure of the Company's Board of directors.

Dear shareholders!

By this the agenda of the annual general meeting of shareholders is exhausted. Thank you very much for participation in the work of the meeting.

The meeting is declared closed!

The Chairman of the meeting,
General Director of
OJSC "VolgaTelecom"



V.F.Lyulin

1253-2(6)

THE LIST OF AFFILIATED PERSONS AND ENTITIES

Open Joint Stock Company "VolgaTelecom"
(the issuer's code: 00137-A)

30.09.2004

OJSC "VolgaTelecom" General Director
V.F. Lyulin





The list of affiliated persons and entities

Affiliated person/entity	Share of common stock in the Company's Charter capital	Share of preferred stock in the Company's Charter capital
Complete name: *Andreev Vladimir Alexandrovich* Residence location: ***Samara city*** Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: *22.06.2004*	---	---
Complete name: ***Bobin Maxim Victorovich*** Residence location: *Mytishchy town of Moscow oblast* Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: *22.06.2004*	---	---
Complete name: *Grigorieva Alla Borisovna* Residence location: ***Moscow*** Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: *22.06.2004*	---	*0.00061%*
Complete name: *Degtyarev Valeryi Victorovich* Residence location: ***Moscow*** Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: *22.06.2004*	---	---
Complete name: *Dudchenko Vladimir Vladimirovich* Residence location: ***Moscow*** Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: *22.06.2004*	---	---
Complete name: *Romskyi Georgyi Alexeevich* Residence location: ***Moscow*** Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: *22.06.2004*	---	---
Complete name: *Savchenko Victor Dmitrievich* Residence location: ***Moscow*** Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: *22.06.2004*	---	---
Complete name: *Fedorov Oleg Romanovich* Residence location: ***Moscow*** Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: *22.06.2004*	---	---

Complete name: ***Chernogorodskyi Sergey Valerievich*** Residence location: ***Moscow*** Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: ***22.06.2004***	---	---
Complete name: ***Yurchenko Evgenyi Valerievich*** Residence location: ***Moscow*** Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: ***22.06.2004***	---	---
Complete name: ***Vystorop Vasilyi Petrovich*** Residence location: ***Nizhny Novgorod*** Ground: ***the person is a member of collegial executive body of the joint stock company*** Ground occurrence date: ***20.07.2004***	---	---
Complete name: ***Grigorieva Lyubov Ivanovna*** Residence location: ***Nizhny Novgorod*** Ground: ***the person is a member of collegial executive body of the joint stock company*** Ground occurrence date: ***20.07.2004***	***0,00015%***	---
Complete name: ***Dyakonov Mikhail Vasilievich*** Residence location: ***Nizhny Novgorod*** Ground: ***the person is a member of collegial executive body of the joint stock company*** Ground occurrence date: ***20.07.2004***	---	---
Complete name: ***Evdokimov Oleg Lvovich*** Residence location: ***Nizhny Novgorod*** Ground: ***the person is a member of collegial executive body of the joint stock company*** Ground occurrence date: ***20.07.2004***	***0,00007%***	***0.00009%***
Complete name: ***Elkin Sergey Leonidovich*** Residence location: ***Samara*** Ground: ***the person is a member of collegial executive body of the joint stock company*** Ground occurrence date: ***20.07.2004***	***0,04228%***	***0.00528%***
Complete name: ***Kirillov Alexander Ivanovich*** Residence location: ***Yoshkar-Ola*** Ground: ***the person is a member of collegial executive body of the joint stock company*** Ground occurrence date: ***20.07.2004***	***0,06568%***	***0.00112%***
Complete name: ***Kormilitsyna Lyudmila Alexeevna*** Residence location: ***Moscow*** Ground: ***the person is a member of collegial executive body of the joint stock company*** Ground occurrence date: ***20.07.2004***	---	---
Complete name: ***Korolkov Oleg Animpadistovich*** Residence location: ***Saratov*** Ground: ***the person is a member of collegial executive body of the joint stock company*** Ground occurrence date: ***20.07.2004***	***0,09269%***	***0.00990%***

Complete name: ***Petrov Mikhail Victorovich*** Place of residence: ***Nizhny Novgorod*** Ground: ***the person is a member of collegial executive body of the joint stock company*** Ground occurrence date: ***20.07.2004***	---	---
Complete name: ***Popkov Nikolai Ivanovich*** Residence location: ***Nizhny Novgorod*** Ground: ***the person is a member of collegial executive body of the joint stock company*** Ground occurrence date: ***20.07.2004***	---	---
Complete name: ***Sipatova Taisiya Mikhailovna*** Residence location: ***Nizhny Novgorod*** Ground: ***the person is a member of collegial executive body of the joint stock company*** Ground occurrence date: ***20.07.2004***	---	---
Complete name: ***Sklyarov Ivan Petrovich*** Residence location: ***Nizhny Novgorod*** Ground: ***the person is a member of collegial executive body of the joint stock company*** Ground occurrence date: ***20.07.2004***	---	***0.00103%***
Complete name: ***Shchukina Elvira Konstantinovna*** Residence location: ***Nizhny Novgorod*** Ground: ***the person is a member of collegial executive body of the joint stock company*** Ground occurrence date: ***20.07.2004***	---	---
Complete name: ***Lyulin Vladimir Fedorovich*** Residence location: ***Nizhny Novgorod*** Ground: ***the person exercises the authorities of a sole executive of the joint stock company*** Ground occurrence date: ***26.03.2003*** Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: ***22.06.2004*** Ground: ***the person is a member of collegial executive body of the joint stock company*** Ground occurrence date: ***20.07.2004***	***0,13603%***	***0.01292%***
Name: ***Open Joint Stock Company "Investment communication company"*** Location: ***Moscow, Pluyshchikha str., bld. 55, constr.2*** Mail address: ***119121, Moscow, Pluyshchikha str., bld. 55, constr.2*** Ground: ***the entity is entitled to dispose of more than 20% of the company's voting shares*** Ground occurrence date: ***10.10.1995***	***38,0035%***	---
Name: ***Closed Joint Stock Company "Commercial bank "C – Bank"*** Location: ***Izhevsk city, Lenin str., 6*** Mail address: ***426057, Izhevsk city, Lenin str., 6*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (investments, shares) making up the charter capital of this entity*** Ground occurrence date: ***1.12.2002***	***0,0014%***	***0,0137%***

Name: *Closed Joint Stock Company "Narodnyi telephone Saratov"* Location: *Saratov city, Kiselev str., 40* Mail address: *410600, Saratov city, Kiselev str., 40* Ground: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (investments, shares) making up the charter capital of this entity* Ground occurrence date: *1.12.2002*	---	---
Name: *Closed Joint Stock Company "Nizhegorodskaya cellular communication"* Location: *Nizhny Novgorod city, M.Gorky sq., Post House* Mail address: *603000, Nizhny Novgorod city, M.Gorky sq., Post House* Ground: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (investments, shares) making up the charter capital of this entity* Ground occurrence date: *30.03.1995*	---	---
Name: *Closed Joint Stock Company "Nizhegorodskyi radiophone"* Location: *Nizhny Novgorod city, M.Gorky sq., Post House* Mail address: *603000, Nizhny Novgorod city, M.Gorky sq., Post House* Ground: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (investments, shares) making up the charter capital of this entity* Ground occurrence date: *26.08.1999*	---	---
Name: *Closed Joint Stock Company "Nizhegorodteleservice"* Location: *Nizhny Novgorod city, M.Gorky sq., Post House* Mail address: *603107, Nizhny Novgorod city, Zhukov sq., 3* Ground: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (investments, shares) making up the charter capital of this entity* Ground occurrence date: *26.02.1997*	---	---
Name: *Closed Joint Stock Company "Orenburg – GSM"* Location: *Orenburg city, Volodarsky str., 11* Mail address: *460052, Orenburg city, Avtomatiki av., 8, P.O.Box 2153* Ground: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (investments, shares) making up the charter capital of this entity* Ground occurrence date: *1.12.2002*	---	---
Name: *Closed Joint Stock Company "Penza – Mobile"* Location: *Penza city, Kuprin str., 1/3* Mail address: *440035, Penza city, Popov str., 2a* Ground: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (investments, shares) making up the charter capital of this entity* Ground occurrence date: *1.12.2002*	---	---
Name: *Closed Joint Stock Company "Pulse – Radio Yoshkar-Ola"* Location: *Yoshkar-Ola town, Sovietskaya str., 138* Mail address: *424000, Yoshkar-Ola town, Sovietskaya str., 138* Ground: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (investments, shares) making up the charter capital of this entity* Ground occurrence date: *1.12.2002*	---	---

Name: ***Closed Joint Stock Company "Samara – Telecom"*** Location: ***Samara city, Polevaya str., 43*** Mail address: ***443001, Samara city, Polevaya str., 43*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (investments, shares) making up the charter capital of this entity*** Ground occurrence date: ***1.12.2002***	---	---
Name: ***Closed Joint Stock Company "Saratov – Mobile"*** Location: ***Saratov city, Kiselev str., 40*** Mail address: ***410004, Saratov city, Chernyshevskyi str., 88, bld. 5*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (investments, shares) making up the charter capital of this entity*** Ground occurrence date: ***1.12.2002***	---	---
Name: ***Closed Joint Stock Company "Cellular communication of Mordoviya"*** Location: ***Saransk town, Bolshevistskaya str., 13*** Mail address: ***430000, Saransk town, Kommunisticheskaya str., 52*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (investments, shares) making up the charter capital of this entity*** Ground occurrence date: ***1.12.2002***	---	---
Name: ***Closed Joint Stock Company "TeleSviyazInform"*** Location: ***Saransk town, Bolshevistskaya str., 13*** Mail address: ***430000, Saransk town, Bolshevistskaya str., 13*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (investments, shares) making up the charter capital of this entity*** Ground occurrence date: ***1.12.2002***	---	---
Name: ***Closed Joint Stock Company "Transsviyaz"*** Location: ***Nizhny Novgorod city, Chaadaev str., 2*** Mail address: ***603116, Nizhny Novgorod city, Gordeevskaya str., bld.5*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (investments, shares) making up the charter capital of this entity*** Ground occurrence date: ***3.06.1997***	---	---
Name: ***Closed Joint Stock Company "Ulyanovsk – GSM"*** Location: ***Ulyanovsk city, L.Tolstoy str., 60*** Mail address: ***432063, Ulyanovsk city, Goncharov str., 52*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (investments, shares) making up the charter capital of this entity*** Ground occurrence date: ***1.12.2002***	---	---
Name: ***Closed Joint Stock Company "Chuvashiya Mobile"*** Location: ***Cheboksary town, K.Ivanov str., 83*** Mail address: ***428018, Cheboksary town, K.Ivanov str., 83*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (investments, shares) making up the charter capital of this entity*** Ground occurrence date: ***1.12.2002***	---	---

Name: ***Closed Joint Stock Company "Chery Page"*** Location: ***Cheboksary town, K.Ivanov str., 83*** Mail address: ***428018, Cheboksary town, K.Ivanov str., 83*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (investments, shares) making up the charter capital of this entity*** Ground occurrence date: ***1.12.2002***	—	—
Name: ***Non-profitable organization non-government pension fund "Doveriye"*** Location: ***Nizhny Novgorod city, M.Gorky sq., Post House*** Mail address: ***603000, Nizhny Novgorod city, M.Gorky sq., Post House*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (investments, shares) making up the charter capital of this entity*** Ground occurrence date: ***24.10.1997***	*0,00279%*	—
Name: ***Limited Liability Company "Agrofirm "REANTA"*** Location: ***Yoshkar-Ola town, Chavaina blvd... 11 a*** Mail address: ***424000, Yoshkar-Ola town, Chavaina blvd... 11 a*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (investments, shares) making up the charter capital of this entity*** Ground occurrence date: ***1.12.2002***	—	—
Name: ***Limited Liability Company "Vyatka – Page"*** Location: ***Kirov city, Uralskaya str., 1*** Mail address: ***610016, Kirov city, Uralskaya str., 1*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (investments, shares) making up the charter capital of this entity*** Ground occurrence date: ***1.12.2002***	—	—
Name: ***Limited Liability Company "Radio –Resonance"*** Location: ***Nizhny Novgorod city, Okskyi sjezd,, 8*** Mail address: ***603022. Nizhny Novgorod city, Okskyi sjezd, 8*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (investments, shares) making up the charter capital of this entity*** Ground occurrence date: ***8.12.1997***	—	—
Name: ***Limited Liability Company "Private security enterprise "ROS"*** Location: ***Penza city, Dzerzhinsky str., 30*** Mail address: ***440062, Penza city, Dzerzhinsky str., 30*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (investments, shares) making up the charter capital of this entity*** Ground occurrence date: ***1.12.2002***	—	—
Name: ***Open Joint Stock Company "Informational commercial networks "OMRIX"*** Location: ***Orenburg city, Tereshkova str., 10*** Mail address: ***460018, Orenburg city, Tereshkova str., 10*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (investments, shares) making up the charter capital of this entity*** Ground occurrence date: ***1.12.2002***	—	—

Name: ***Open Joint Stock Company "Telesot"*** Location: ***Orenburg city, Tereshkova str., 257*** Mail address: ***460050, Orenburg city, Tereshkova str., 257*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (investments, shares) making up the charter capital of this entity*** Ground occurrence date: ***1.12.2002***	---	---
Name: ***Closed Joint Stock Company Joint Venture "Pulse – Radio"*** Location: ***Yoshkar-Ola town, Sovietskaya str., 138*** Mail address: ***424000, Yoshkar-Ola town, Sovietskaya str., 138*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (investments, shares) making up the charter capital of this entity*** Ground occurrence date: ***1.12.2002***	---	---
Name: ***Open Joint Stock Company "Tatincom – T"*** Location: ***the Republic of Tatarstan, Kazan city, Lomzhinskaya str., 20 A*** Mail address: ***420140, the Republic of Tatarstan, Kazan city, Lomzhinskaya str., 20 A*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (investments, shares) making up the charter capital of this entity*** Ground occurrence date: ***13.10.2003***	---	---
Name: ***Open Joint Stock Company of DLD&ILD communication "Rostelecom"*** Location: ***103091, Moscow, Delegatskaya str., 5*** Mail address: ***103091, Moscow, Delegatskaya str., 5*** Ground: ***the entity belongs to the group of entities to which the joint stock company belongs*** Ground occurrence date: ***30.05.1997***	---	---
Name: ***Open Joint Stock Company "Tsentralnaya telecommunication company"*** Location: ***141400, Moscow oblast, Khimki town, Proletarskaya str., 23*** Mail address: ***125993, Moscow, GSP-3, Degtyarnyi pereulok, 6, construction 2*** Ground: ***the entity belongs to the group of entities to which the joint stock company belongs*** Ground occurrence date: ***10.10.1995***	---	---
Name: ***Open Joint Stock Company "North-West Telecom"*** Location: ***191186, St.Petersburg, B.Morskaya str., 24*** Mail address: ***191186, St.Petersburg, B.Morskaya str., 24*** Ground: ***the entity belongs to the group of entities to which the joint stock company belongs*** Ground occurrence date: ***10.10.1995***	---	---
Name: ***Open Joint Stock Company "Yuzhnaya telecommunication company"*** Location: ***350000, Krasnodar, Karasunskaya str., 66*** Mail address: ***350000, Krasnodar, Karasunskaya str., 66*** Ground: ***the entity belongs to the group of entities to which the joint stock company belongs*** Ground occurrence date: ***10.10.1995***	---	---

Name: ***Open Joint Stock Company "Uralsviyazinform"*** Location: ***614096, Perm, Lenin str., 68*** Mail address: ***614096, Perm, Lenin str., 68*** Ground: ***the entity belongs to the group of entities to which the joint stock company belongs*** Ground occurrence date: ***10.10.1995***	---	---
Name: ***Open Joint Stock Company "Sibirtelecom"*** Location: ***630099, Novosibirsk, Lenin str., 5*** Mail address: ***630099, Novosibirsk, Lenin str., 5*** Ground: ***the entity belongs to the group of entities to which the joint stock company belongs*** Ground occurrence date: ***10.10.1995***	---	---
Name: ***Open Joint Stock Company "Dalnevostochnaya company of communication"*** Location: ***690950, Vladivostok, Svetlanskaya str., 57*** Mail address: ***690950, Vladivostok, Svetlanskaya str., 57*** Ground: ***the entity belongs to the group of entities to which the joint stock company belongs*** Ground occurrence date: ***10.10.1995***	---	---
Name: ***Dagestan's open joint stock company of communication and informatics*** Location: ***367012, the Republic of Dagestan, Makhachkala, Lenin avenue,1*** Mail address: ***367012, the Republic of Dagestan, Makhachkala, Lenin avenue,1*** Ground: ***the entity belongs to the group of entities to which the joint stock company belongs*** Ground occurrence date: ***10.10.1995***	---	---
Name: ***Closed Joint Stock Company "Mobile telecommunications"*** Location: ***119121, Moscow, Pluyshchikha str.,55,constr.,2*** Mail address: ***119121, Moscow, Pluyshchikha str.,55,constr.,2*** Ground: ***the entity belongs to the group of entities to which the joint stock company belongs*** Ground occurrence date: ***15.09.1998***	---	---
Name: ***Open Joint Stock Company "Tsentralnyi telegraph"*** Location: ***103375, Moscow, Tverskaya str., 7*** Mail address: ***103375, Moscow, Tverskaya str., 7*** Ground: ***the entity belongs to the group of entities to which the joint stock company belongs*** Ground occurrence date: ***30.05.1997***	---	---
Name: ***Open Joint Stock Company "Giprosviayz"*** Location: ***123298, Moscow, 3-d Khoroshevskaya str., 11*** Mail address: ***123298, Moscow, 3-d Khoroshevskaya str., 11*** Ground: ***the entity belongs to the group of entities to which the joint stock company belongs*** Ground occurrence date: ***30.05.1997***	---	---
Name: ***Limited Liability Company private security enterprise "Rostelecom-bezopasnost"*** Location: ***127486, Moscow, Deguninskaya str.,2, bld.,2*** Mail address:***127486, Moscow, Deguninskaya str.,2, bld.,2*** Ground: ***the entity belongs to the group of entities to which the joint stock company belongs*** Ground occurrence date: ***2002***	---	---

Name: ***Open Joint Stock Company "Lensviayz"*** Location: ***190000, St.Petersburg, B.Morskaya str., 61*** Mail address: ***190000, St.Petersburg, B.Morskaya str., 61*** Ground: ***the entity belongs to the group of entities to which the joint stock company belongs*** Ground occurrence date: ***10.10.1995***	---	---
Name: ***Open Joint Stock Company "Sviyaz" of Komi Republic*** Location: ***167610, Syktyvkar, Lenin str., 60*** Mail address: ***167610, Syktyvkar, Lenin str., 60*** Ground: ***the entity belongs to the group of entities to which the joint stock company belongs*** Ground occurrence date: ***10.10.1995***	---	---

CHANGES in the List of affiliated persons/entities of OJSC "VolgaTelecom"
That occurred during the report quarter

Changes to the list of affiliated persons/entities	Prior to the introduction of change			After the introduction of change		
	Affiliated person/entity	Share of ordinary stock in the Company's charter capital	Share of preferred stock in the Company's charter capital	Affiliated person/entity	Share of ordinary stock in the Company's charter capital	Share of preferred stock in the Company's charter capital
date of introduction: *20.07.2004* ent: *Termination of authorities of the bers of the Company's Management d, formation of the new Management d on the basis of the decision of the d of directors.*	Complete name: ***Lyulin Vladimir Fedorovich*** Place of residence: ***Nizhny Novgorod*** Ground: ***the person exercises the authorities of single executive body of the joint stock company*** Ground occurrence date: ***26.03.2003*** Ground: ***the person is a member of the Board of directors (supervisory council) of the joint stock company*** Ground occurrence date: ***27.06.2003*** Ground: ***the person is a member of collegial executive body of the joint stock company*** Ground occurrence date: ***15.07.2003***	***0,13603%***	***0,01292%***	Complete name: ***Lyulin Vladimir Fedorovich*** Place of residence: ***Nizhny Novgorod*** Ground: ***the person exercises the authorities of single executive body of the joint stock company*** Ground occurrence date: ***26.03.2003*** Ground: ***the person is a member of the Board of directors (supervisory council) of the joint stock company*** Ground occurrence date: ***22.06.2004*** Ground: ***the person is a member of collegial executive body of the joint stock company*** Ground occurrence date: ***20.07.2004***	***0,13603%***	***0,01292%***
date of introduction: *20.07.2004* ent: *Termination of authorities of the bers of the Company's Management d, formation of the new Management*	Complete name: ***Vystorop Vasilyi Petrovich*** Place of residence: ***Nizhny Novgorod*** Ground: ***the person is a member of collegial executive body of the joint stock company***	-	-	ФИО: ***Vystorop Vasilyi Petrovich*** Place of residence: ***Nizhny Novgorod*** Ground: ***the person is a member of collegial executive body of the joint stock***	-	-

d on the basis of the decision of the *d of directors.*	Ground occurrence date: ***15.07.2003***			***company*** Ground occurrence date: ***20.07.2004***		
ate of introduction: ***20.07.2004*** ent: *Termination of authorities of the* *bers of the Company's Management* *d, formation of the new Management* *d on the basis of the decision of the* *d of directors.*	Complete name: ***Grigorieva Lyubov Ivanovna*** Place of residence: ***Nizhny Novgorod*** Ground: ***the person is a member of collegial executive body of the joint stock company*** Ground occurrence date: ***15.07.2003***	***0,00015%***	-	Complete name: ***Grigorieva Lyubov Ivanovna*** Place of residence: ***Nizhny Novgorod*** Ground: ***the person is a member of collegial executive body of the joint stock company*** Ground occurrence date: ***20.07.2004***	***0,00015%***	-
ate of introduction: ***20.07.2004*** ent: *Termination of authorities of the* *bers of the Company's Management* *d, formation of the new Management* *d on the basis of the decision of the* *d of directors.*	Complete name: ***Dyakonov Mikhail Vasilievich*** Place of residence: ***Nizhny Novgorod*** Ground: ***the person is a member of collegial executive body of the joint stock company*** Ground occurrence date: ***15.07.2003***	-	-	Complete name: ***Dyakonov Mikhail Vasilievich*** Place of residence: ***Nizhny Novgorod*** Ground: ***the person is a member of collegial executive body of the joint stock company*** Ground occurrence date: ***20.07.2004***	-	-
ate of introduction: ***20.07.2004*** ent: *Termination of authorities of the* *bers of the Company's Management* *d, formation of the new Management* *d on the basis of the decision of the* *d of directors.*	Complete name: ***Evdokimov Oleg Lvovich*** Place of residence: ***Nizhny Novgorod*** Ground: ***the person is a member of collegial executive body of the joint stock company*** Ground occurrence date: ***15.07.2003***	***0,00007%***	***0,00009%***	Complete name: ***Evdokimov Oleg Lvovich*** Place of residence: ***Nizhny Novgorod*** Ground: ***the person is a member of collegial executive body of the joint stock company*** Ground occurrence date: ***20.07.2004***	***0,00007%***	***0,00009%***
ate of introduction: ***20.07.2004*** ent: *Termination of authorities of the* *bers of the Company's Management* *d, formation of the new Management* *d on the basis of the decision of the* *d of directors.*	Complete name: ***Elkin Sergey Leonidovich*** Place of residence: ***Samara*** Ground: ***the person is a member of collegial executive body of the joint stock company*** Ground occurrence date: ***15.07.2003***	***0,04228%***	***0,00528%***	Complete name: ***Elkin Sergey Leonidovich*** Place of residence: ***Samara*** Ground: ***the person is a member of collegial executive body of the joint stock company*** Ground occurrence date: ***20.07.2004***	***0,04228%***	***0,00528%***
ate of introduction: ***20.07.2004*** ent: *Termination of authorities of the* *bers of the Company's Management* *d, formation of the new Management* *d on the basis of the decision of the* *d of directors.*	Complete name: ***Kirillov Alexander Ivanovich*** Place of residence: ***Yoshkar-Ola*** Ground: ***the person is a member of collegial executive body of the joint stock company*** Ground occurrence date: ***15.07.2003***	***0,06568%***	***0,00112%***	Complete name: ***Kirillov Alexander Ivanovich*** Place of residence: ***Yoshkar-Ola*** Ground: ***the person is a member of collegial executive body of the joint stock company*** Ground occurrence date: ***20.07.2004***	***0,06568%***	***0,00112%***
ate of introduction: ***20.07.2004***	Complete name: ***Kormilitsyna Lyudmila***			Complete name: ***Kormilitsyna Lyudmila***		

ntent: *Termination of authorities of the nbers of the Company's Management ird, formation of the new Management ird on the basis of the decision of the ird of directors.*	***Alexeevna*** Place of residence: ***Moscow*** Ground: ***the person is a member of collegial executive body of the joint stock company*** Ground occurrence date: ***15.07.2003***	-	-	***Alexeevna*** Place of residence: ***Moscow*** Ground: ***the person is a member of collegial executive body of the joint stock company*** Ground occurrence date: ***20.07.2004***	-	-
date of introduction: ***20.07.2004*** ntent: *Termination of authorities of the nbers of the Company's Management ird, formation of the new Management ird on the basis of the decision of the ird of directors.*	Complete name: ***Korolkov Oleg Animpadistovich*** Place of residence: *Saratov* Ground: ***the person is a member of collegial executive body of the joint stock company*** Ground occurrence date: ***15.07.2003***	***0,09269%***	***0,00990%***	Complete name: ***Korolkov Oleg Animpadistovich*** Place of residence: *Saratov* Ground: ***the person is a member of collegial executive body of the joint stock company*** Ground occurrence date: ***20.07.2004***	***0,09269%***	***0,00990%***
date of introduction: ***20.07.2004*** ntent: *Termination of authorities of the mbers of the Company's Management ard, formation of the new Management ard on the basis of the decision of the ard of directors.*	Complete name: ***Popkov Nikolai Ivanovich*** Place of residence: ***Nizhny Novgorod*** Ground: ***the person is a member of collegial executive body of the joint stock company*** Ground occurrence date: ***15.07.2003***	-	-	Complete name: ***Popkov Nikolai Ivanovich*** Place of residence: ***Nizhny Novgorod*** Ground: ***the person is a member of collegial executive body of the joint stock company*** Ground occurrence date: ***20.07.2004***	-	-
e date of introduction: ***20.07.2004*** ntent: *Termination of authorities of the mbers of the Company's Management ard, formation of the new Management ard on the basis of the decision of the ard of directors.*	Complete name: ***Sipatova Taisiya Mikhailovna*** Place of residence: ***Nizhny Novgorod*** Ground: ***the person is a member of collegial executive body of the joint stock company*** Ground occurrence date: ***15.07.2003***	-	-	Complete name: ***Sipatova Taisiya Mikhailovna*** Place of residence: ***Nizhny Novgorod*** Ground: ***the person is a member of collegial executive body of the joint stock company*** Ground occurrence date: ***20.07.2004***	-	-
e date of introduction: ***20.07.2004*** ntent: *Termination of authorities of the mbers of the Company's Management ard, formation of the new Management ard on the basis of the decision of the ard of directors.*	Complete name: ***Sklyarov Ivan Petrovich*** Place of residence: ***Nizhny Novgorod*** Ground: ***the person is a member of collegial executive body of the joint stock company*** Ground occurrence date: ***15.07.2003***	-	***0,00103%***	Complete name: ***Sklyarov Ivan Petrovich*** Place of residence: ***Nizhny Novgorod*** Ground: ***the person is a member of collegial executive body of the joint stock company*** Ground occurrence date: ***20.07.2004***	-	***0,00103%***
e date of introduction: ***20.07.2004*** ntent: *Termination of authorities of the mbers of the Company's Management ard, formation of the new Management ard on the basis of the decision of the*	Complete name: ***Shchukina Elvira Konstantinovna*** Place of residence: ***Nizhny Novgorod*** Ground: ***the person is a member of collegial***	-	-	Complete name: ***Shchukina Elvira Konstantinovna*** Place of residence: ***Nizhny Novgorod*** Ground: ***the person is a member of***	-	-

d of directors.	executive body of the joint stock company Ground occurrence date: ***15.07.2003***			***collegial executive body of the joint stock company*** Ground occurrence date: ***20.07.2004***		
date of introduction: ***20.07.2004*** ent: *Termination of authorities of the bers of the Company's Management d, formation of the new Management d on the basis of the decision of the d of directors.*	-	-	-	Complete name: ***Petrov Mikhail Victorovich*** Place of residence: ***Nizhny Novgorod*** Ground: ***the person is a member of collegial executive body of the joint stock company*** Ground occurrence date: ***20.07.2004***	-	-
date of introduction: *25.08.2004* ent: *the change of the Company's y share in the charter capital of CJSC ital networks of Udmurtiya -900" due e sale of 49% share.*	Name: ***Closed Joint Stock Company "Digital networks of Udmurtiya – 900"*** Location: ***Izhevsk, Pushkinskaya str., 278*** Mail address: ***426003, Izhevsk, V.Sivkov str., 86*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (investments, shares) making up the charter capital of this entity*** The date of the ground occurrence: ***01.12.2002***	***0,0027%***	***0,0071%***	-	-	-
date of introduction: *25.08.2004* ent: *liquidation of Limited Liability pany "Izhcom"*	Name: ***Joint Venture Limited Liability Company "Izhcom"*** Location: ***Izhevsk, Pushkinskaya str., 278*** Mail address: ***426057, Izhevsk, K.Marx str., 206*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (investments, shares) making up the charter capital of this entity*** The date of the ground occurrence: *1.12.2002*	-	-	-	-	-
date of introduction: *25.08.2004*	Name: ***Closed Joint Stock Company "Digital telecommunications"***	-	***0.0006%***	-	-	-

ent: *liquidation of Closed Joint stock* *pany "Digital telecommunications"*	Location: ***Cheboksary, Shumilov str., 20*** Mail address: ***428031, Cheboksary, Shumilov str., 20*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (investments, shares) making up the charter (reserve) capital of this entity*** The date of the ground occurrence: ***1.12.2002***					
date of introduction: *25.08.2004* ent: *the change of the Company's y share in the charter capital of CJSC ssviyaz" due to the acquisition of 40% e.*	Name: ***Closed Joint Stock Company "Transsviyaz"*** Location: ***Nizhny Novgorod, Chaadaev str., 2*** Mail address: ***603116, Nizhny Novgorod, Gordeevskaya str.,5*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (investments, shares) making up the charter (reserve) capital of this entity*** The date of the ground occurrence: ***3.06.1997***	-	-	Name: ***Closed Joint Stock Company "Transsviyaz"*** Location: ***Nizhny Novgorod, Chaadaev str., 2*** Mail address: ***603116, Nizhny Novgorod, Gordeevskaya str.,5*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (investments, shares) making up the charter (reserve) capital of this entity*** The date of the ground occurrence: ***3.06.1997***	-	-
date of introduction: *31.08.2004* ent: *the change of the Company's ty share in the charter capital of ted Liability Company "Vyatskaya lar communication" due to the sale of share.*	Name: ***Limited Liability Company "Vyatskaya cellular communication"*** Location: ***Kirov, Uralskaya str., 1*** Mail address: ***610021, Kirov, Vorovskyi str., 119*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (investments, shares) making up the charter (reserve) capital of this entity*** The date of the ground occurrence: ***1.12.2002***	-	-		-	-

ate of introduction: *31.08.2004* ent: *the change of the Company's share in the charter capital of ed Liability Company "Udmurtskie ar networks-450" due to the sale of share.*	Name: ***Limited Liability Company "Udmurtskie cellular networks-450"*** Location: ***Izhevsk, Pushkinskaya str., 206*** Mail address: ***426034, Izhevsk, Pushkinskaya str., 206*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (investments, shares) making up the charter (reserve) capital of this entity*** The date of the ground occurrence: ***1.12.2002***	-	-	-	-	-
date of introduction: ***24.09.2004*** ent: *the change of the Company's share in the charter capital of CJSC l – Nizhny Novgorod" due to the sale % share.*	Name: ***Closed Joint Stock Company "Sotel – Nizhny Novgorod"*** Location: ***Nizhny Novgorod, Sovietskaya sq., 2*** Mail address: ***603600, Nizhny Novgorod, GSP - 57, Sovietskaya sq., 2*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (investments, shares) making up the charter (reserve) capital of this entity*** The date of the ground occurrence: ***6.04.1998***	-	-	-	-	-
date of introduction: ***30.09.2004*** ent: *the entity is the Company's ated entity.*	-	-	-	Name: ***Open Joint Stock Company of DLD&ILD communication "Rostelecom"*** Location: ***103091, Moscow, Delegatskaya str., 5*** Mail address: ***103091, Moscow, Delegatskaya str., 5*** Ground: ***the entity belongs to the group of entities to which the joint stock company belongs*** Ground occurrence date: ***30.05.1997***	-	-

ate of introduction: ***30.09.2004*** nt: *the entity is the Company's* *ted entity.*	-	-	-	Name: ***Open Joint Stock Company "Tsentralnaya telecommunication company"*** Location: ***141400, Moscow oblast, Khimki town, Proletarskaya str., 23*** Mail address: ***125993, Moscow, GSP-3, Degtyarnyi pereulok, 6, construction 2*** Ground: ***the entity belongs to the group of entities to which the joint stock company belongs*** Ground occurrence date: ***10.10.1995***	-	-
ate of introduction: ***30.09.2004*** nt: *the entity is the Company's* *ted entity.*	-	-	-	Name: ***Open Joint Stock Company "North-West Telecom"*** Location: ***191186, St.Petersburg, B.Morskaya str., 24*** Mail address: ***191186, St.Petersburg, B.Morskaya str., 24*** Ground: ***the entity belongs to the group of entities to which the joint stock company belongs*** Ground occurrence date: ***10.10.1995***	-	-
ate of introduction: ***30.09.2004*** nt: *the entity is the Company's* *ted entity.*	-	-	-	Name: ***Open Joint Stock Company "Yuzhnaya telecommunication company"*** Location: ***350000, Krasnodar, Karasunskaya str., 66*** Mail address: ***350000, Krasnodar, Karasunskaya str., 66*** Ground: ***the entity belongs to the group of entities to which the joint stock company belongs*** Ground occurrence date: ***10.10.1995***	-	-
ate of introduction: ***30.09.2004*** nt: *the entity is the Company's* *ted entity.*	-	-	-	Name: ***Open Joint Stock Company "Uralsviyazinform"*** Location: ***614096, Perm, Lenin str.,***	-	-

				68 Mail address: ***614096, Perm, Lenin str., 68*** Ground: ***the entity belongs to the group of entities to which the joint stock company belongs*** Ground occurrence date: ***10.10.1995***		
date of introduction: ***30.09.2004*** ntent: *the entity is the Company's liated entity.*	-	-	-	Name: ***Open Joint Stock Company "Sibirtelecom"*** Location: ***630099, Novosibirsk, Lenin str., 5*** Mail address: ***630099, Novosibirsk, Lenin str., 5*** Ground: ***the entity belongs to the group of entities to which the joint stock company belongs*** Ground occurrence date: ***10.10.1995***	-	-
date of introduction: ***30.09.2004*** ntent: *the entity is the Company's liated entity.*	-	-	-	Name: ***Open Joint Stock Company "Dalnevostochnaya company of communication"*** Location: ***690950, Vladivostok, Svetlanskaya str., 57*** Mail address: ***690950, Vladivostok, Svetlanskaya str., 57*** Ground: ***the entity belongs to the group of entities to which the joint stock company belongs*** Ground occurrence date: ***10.10.1995***	-	-
date of introduction: ***30.09.2004*** ntent: *the entity is the Company's liated entity.*	-	-	-	Name: ***Dagestan's open joint stock company of communication and informatics*** Location: ***367012, the Republic of Dagestan, Makhachkala, Lenin avenue,1*** Mail address: ***367012, the Republic of Dagestan, Makhachkala, Lenin***	-	-

				avenue,1 Ground: ***the entity belongs to the group of entities to which the joint stock company belongs*** Ground occurrence date: ***10.10.1995***		
date of introduction: ***30.09.2004*** tent: *the entity is the Company's* *iated entity.*	-	-	-	Name: ***Closed Joint Stock Company "Mobile telecommunications"*** Location: ***119121, Moscow, Pluyshchikha str.,55,constr.,2*** Mail address: ***119121, Moscow, Pluyshchikha str.,55,constr.,2*** Ground: ***the entity belongs to the group of entities to which the joint stock company belongs*** Ground occurrence date: ***15.09.1998***	-	-
date of introduction: ***30.09.2004*** ıtent: *the entity is the Company's* *liated entity.*	-	-	-	Name: ***Open Joint Stock Company "Tsentralnyi telegraph"*** Location: ***103375, Moscow, Tverskaya str., 7*** Mail address: ***103375, Moscow, Tverskaya str., 7*** Ground: ***the entity belongs to the group of entities to which the joint stock company belongs*** Ground occurrence date: ***30.05.1997***	-	-
: date of introduction: ***30.09.2004*** ıtent: *the entity is the Company's* *liated entity.*	-	-	-	Name: ***Open Joint Stock Company "Giprosviayz"*** Location: ***123298, Moscow, 3-d Khoroshevskaya str., 11*** Mail address: ***123298, Moscow, 3-d Khoroshevskaya str., 11*** Ground: ***the entity belongs to the group of entities to which the joint stock company belongs*** Ground occurrence date: ***30.05.1997***	-	-

he date of introduction: ***30.09.2004*** ontent: *the entity is the Company's ffiliated entity.*	-	-	-	Name: ***Limited Liability Company private security enterprise "Rostelecom-bezopasnost"*** Location: ***127486, Moscow, Deguninskaya str.,2, bld.,2*** Mail address:***127486, Moscow, Deguninskaya str.,2, bld.,2*** Ground: ***the entity belongs to the group of entities to which the joint stock company belongs*** Ground occurrence date: ***2002***	-	-
he date of introduction: ***30.09.2004*** ontent: *the entity is the Company's ffiliated entity.*	-	-	-	Name: ***Open Joint Stock Company "Lensviayz"*** Location: ***190000, St.Petersburg, B.Morskaya str., 61*** Mail address: ***190000, St.Petersburg, B.Morskaya str., 61*** Ground: ***the entity belongs to the group of entities to which the joint stock company belongs*** Ground occurrence date: ***10.10.1995***	-	-
he date of introduction: ***30.09.2004*** ontent: *the entity is the Company's ffiliated entity.*	-	-	-	Name: ***Open Joint Stock Company "Sviyaz" of Komi Republic*** Location: ***167610, Syktyvkar, Lenin str., 60*** Mail address: ***167610, Syktyvkar, Lenin str., 60*** Ground: ***the entity belongs to the group of entities to which the joint stock company belongs*** Ground occurrence date: ***10.10.1995***	-	-

THE LIST OF AFFILIATED PERSONS AND ENTITIES

Open Joint Stock Company "VolgaTelecom"
(the issuer's code: 00137-A)

30.06.2004

OJSC "VolgaTelecom" General Director
V.F. Lyulin





The list of affiliated persons and entities

Affiliated person/entity	Share of common stock in the Company's Charter capital	Share of preferred stock in the Company's Charter capital
Complete name: *Andreev Vladimir Alexandrovich* Residence location: *Samara city* Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: *22.06.2004*	---	---
Complete name: *Bobin Maxim Victorovich* Residence location: *Mytishchy town of Moscow oblast* Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: *22.06.2004*	---	---
Complete name: *Grigorieva Alla Borisovna* Residence location: *Moscow* Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: *22.06.2004*	---	*0.00061%*
Complete name: *Degtyarev Valeryi Victorovich* Residence location: *Moscow* Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: *22.06.2004*	---	---
Complete name: *Dudchenko Vladimir Vladimirovich* Residence location: *Moscow* Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: *22.06.2004*	---	---
Complete name: *Romskyi Georgyi Alexeevich* Residence location: *Moscow* Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: *22.06.2004*	---	---
Complete name: *Savchenko Victor Dmitrievich* Residence location: *Moscow* Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: *22.06.2004*	---	---
Complete name: *Fedorov Oleg Romanovich* Residence location: *Moscow* Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: *22.06.2004*	---	---
Complete name: *Chernogorodskyi Sergey Valerievich* Residence location: *Moscow* Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company***	---	---

Complete name: ***Yurchenko Evgenyi Valerievich*** Residence location: ***Moscow*** Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: ***22.06.2004***	—	—
Complete name: ***Vystorop Vasilyi Petrovich*** Residence location: ***Nizhny Novgorod*** Ground: ***the person is a member of collegial executive body of the joint stock company*** Ground occurrence date: ***15.07.2003***	—	—
Complete name: ***Grigorieva Lyubov Ivanovna*** Residence location: ***Nizhny Novgorod*** Ground: ***the person is a member of collegial executive body of the joint stock company*** Ground occurrence date: ***15.07.2003***	***0,00015%***	—
Complete name: ***Dyakonov Mikhail Vasilievich*** Residence location: ***Nizhny Novgorod*** Ground: ***the person is a member of collegial executive body of the joint stock company*** Ground occurrence date: ***15.07.2003***	—	—
Complete name: ***Evdokimov Oleg Lvovich*** Residence location: ***Nizhny Novgorod*** Ground: ***the person is a member of collegial executive body of the joint stock company*** Ground occurrence date: ***15.07.2003***	***0,00007%***	***0.00009%***
Complete name: ***Elkin Sergey Leonidovich*** Residence location: ***Samara*** Ground: ***the person is a member of collegial executive body of the joint stock company*** Ground occurrence date: ***15.07.2003***	***0,04228%***	***0.00528%***
Complete name: ***Kirillov Alexander Ivanovich*** Residence location: ***Yoshkar-Ola*** Ground: ***the person is a member of collegial executive body of the joint stock company*** Ground occurrence date: ***15.07.2003***	***0,06568%***	***0.00112%***
Complete name: ***Kormilitsyna Lyudmila Alexeevna*** Residence location: ***Moscow*** Ground: ***the person is a member of collegial executive body of the joint stock company*** Ground occurrence date: ***15.07.2003***	—	—
Complete name: ***Korolkov Oleg Animpadistovich*** Residence location: ***Saratov*** Ground: ***the person is a member of collegial executive body of the joint stock company*** Ground occurrence date: ***15.07.2003***	***0,09269%***	***0.00990%***
Complete name: ***Popkov Nikolai Ivanovich*** Residence location: ***Nizhny Novgorod*** Ground: ***the person is a member of collegial executive body of the joint stock company*** Ground occurrence date: ***15.07.2003***	—	—
Complete name: ***Sipatova Taisiya Mikhailovna*** Residence location: ***Nizhny Novgorod*** Ground: ***the person is a member of collegial executive body of the joint stock***	—	—

Ground occurrence date: ***15.07.2003***		
Complete name: ***Sklyarov Ivan Petrovich*** Residence location: ***Nizhny Novgorod*** Ground: ***the person is a member of collegial executive body of the joint stock company*** Ground occurrence date: ***15.07.2003***	---	***0.00103%***
Complete name: ***Shchukina Elvira Konstantinovna*** Residence location: ***Nizhny Novgorod*** Ground: ***the person is a member of collegial executive body of the joint stock company*** Ground occurrence date: ***15.07.2003***	---	---
Complete name: ***Lyulin Vladimir Fedorovich*** Residence location: ***Nizhny Novgorod*** Ground: ***the person exercises the authorities of a sole executive of the joint stock company*** Ground occurrence date: ***26.03.2003*** Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: ***22.06.2004*** Ground: ***the person is a member of collegial executive body of the joint stock company*** Ground occurrence date: ***15.07.2003***	***0,13603%***	***0.01292%***
Name: ***Open Joint Stock Company "Investment communication company"*** Location: ***Moscow, Pluyshchikha str., bld. 55, constr.2*** Mail address: ***119121, Moscow, Pluyshchikha str., bld. 55, constr.2*** Ground: ***the entity is entitled to dispose of more than 20% of the company's voting shares*** Ground occurrence date: ***10.10.1995***	***38,0035%***	---
Name: ***Closed Joint Stock Company "Commercial bank "C – Bank"*** Location: ***Izhevsk city, Lenin str., 6*** Mail address: ***426057, Izhevsk city, Lenin str., 6*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (investments, shares) making up the charter capital of this entity*** Ground occurrence date: ***1.12.2002***	***0,0014%***	***0,0137%***
Name: ***Closed Joint Stock Company "Narodnyi telephone Saratov"*** Location: ***Saratov city, Kiselev str., 40*** Mail address: ***410600, Saratov city, Kiselev str., 40*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (investments, shares) making up the charter capital of this entity*** Ground occurrence date: ***1.12.2002***	---	---
Name: ***Closed Joint Stock Company "Nizhegorodskaya cellular communication"*** Location: ***Nizhny Novgorod city, M.Gorky sq., Post House*** Mail address: ***603000, Nizhny Novgorod city, M.Gorky sq., Post House*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (investments, shares) making up the charter capital of this entity*** Ground occurrence date: ***30.03.1995***	---	---
Name: ***Closed Joint Stock Company "Nizhegorodskyi radiophone"*** Location: ***Nizhny Novgorod city, M.Gorky sq., Post House***	---	---

Ground: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (investments, shares) making up the charter capital of this entity* Ground occurrence date: *26.08.1999*		
Name: *Closed Joint Stock Company "Nizhegorodteleservice"* Location: *Nizhny Novgorod city, M.Gorky sq., Post House* Mail address: *603107, Nizhny Novgorod city, Zhukov sq., 3* Ground: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (investments, shares) making up the charter capital of this entity* Ground occurrence date: *26.02.1997*	---	---
Name: *Closed Joint Stock Company "Orenburg – GSM"* Location: *Orenburg city, Volodarsky str., 11* Mail address: *460052, Orenburg city, Avtomatiki av., 8, P.O.Box 2153* Ground: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (investments, shares) making up the charter capital of this entity* Ground occurrence date: *1.12.2002*	---	---
Name: *Closed Joint Stock Company "Penza – Mobile"* Location: *Penza city, Kuprin str., 1/3* Mail address: *440035, Penza city, Popov str., 2a* Ground: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (investments, shares) making up the charter capital of this entity* Ground occurrence date: *1.12.2002*	---	---
Name: *Closed Joint Stock Company "Pulse – Radio Yoshkar-Ola"* Location: *Yoshkar-Ola town, Sovietskaya str., 138* Mail address: *424000, Yoshkar-Ola town, Sovietskaya str., 138* Ground: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (investments, shares) making up the charter capital of this entity* Ground occurrence date: *1.12.2002*	---	---
Name: *Closed Joint Stock Company "Samara – Telecom"* Location: *Samara city, Polevaya str., 43* Mail address: *443001, Samara city, Polevaya str., 43* Ground: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (investments, shares) making up the charter capital of this entity* Ground occurrence date: *1.12.2002*	---	---
Name: *Closed Joint Stock Company "Saratov – Mobile"* Location: *Saratov city, Kiselev str., 40* Mail address: *410004, Saratov city, Chernyshevskyi str., 88, bld. 5* Ground: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (investments, shares) making up the charter capital of this entity* Ground occurrence date: *1.12.2002*	---	---
Name: *Closed Joint Stock Company "Sotel – Nizhny Novgorod"* Location: *Nizhny Novgorod city, Sovietskaya sq., 2* Mail address: *603600, Nizhny Novgorod city, GSP - 57, Sovietskaya sq., 2* Ground: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (investments, shares) making up the charter capital of this entity* Ground occurrence date: *6.04.1998*	---	---
Name: *Closed Joint Stock Company "Cellular communication of Mordoviya"* Location: *Saransk town, Bolshevistskaya str., 13*	---	---

Mail address: *430000, Saransk town, Kommunisticheskaya str., 52* Ground: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (investments, shares) making up the charter capital of this entity* Ground occurrence date: *1.12.2002*		
Name: *Closed Joint Stock Company "TeleSviyazInform"* Location: *Saransk town, Bolshevistskaya str., 13* Mail address: *430000, Saransk town, Bolshevistskaya str., 13* Ground: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (investments, shares) making up the charter capital of this entity* Ground occurrence date: *1.12.2002*	---	---
Name: *Closed Joint Stock Company "Transsviyaz"* Location: *Nizhny Novgorod city, Chaadaev str., 2* Mail address: *603116, Nizhny Novgorod city, Gordeevskaya str., bld.5* Ground: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (investments, shares) making up the charter capital of this entity* Ground occurrence date: *3.06.1997*	---	---
Name: *Closed Joint Stock Company "Ulyanovsk – GSM"* Location: *Ulyanovsk city, L.Tolstoy str., 60* Mail address: *432063, Ulyanovsk city, Goncharov str., 52* Ground: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (investments, shares) making up the charter capital of this entity* Ground occurrence date: *1.12.2002*	---	---
Name: *Closed Joint Stock Company "Digital networks of Udmurtiya -900"* Location: *Izhevsk city, Pushkinskaya str., 278* Mail address: *426003, Izhevsk city, V.Sivkov str., 86* Ground: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (investments, shares) making up the charter capital of this entity* Ground occurrence date: *1.12.2002*	*0,0027%*	*0,0071%*
Name: *Closed Joint Stock Company "Digital telecommunications"* Location: *Cheboksary town, Shumilov str., 20* Mail address: *428031, Cheboksary town, Shumilov str., 20* Ground: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (investments, shares) making up the charter capital of this entity* Ground occurrence date: *1.12.2002*	----	*0.0006%*
Name: *Closed Joint Stock Company "Chuvashiya Mobile"* Location: *Cheboksary town, K.Ivanov str., 83* Mail address: *428018, Cheboksary town, K.Ivanov str., 83* Ground: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (investments, shares) making up the charter capital of this entity* Ground occurrence date: *1.12.2002*	---	---
Name: *Closed Joint Stock Company "Chery Page"* Location: *Cheboksary town, K.Ivanov str., 83* Mail address: *428018, Cheboksary town, K.Ivanov str., 83* Ground: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (investments, shares) making up the charter capital of this entity* Ground occurrence date: *1.12.2002*	---	---
Name: *Non-profitable organization non-government pension fund*	*0,00279%*	---

"Doveriye" Location: ***Nizhny Novgorod city, M.Gorky sq., Post House*** Mail address: ***603000, Nizhny Novgorod city, M.Gorky sq., Post House*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (investments, shares) making up the charter capital of this entity*** Ground occurrence date: *24.10.1997*		
Name: ***Limited Liability Company "Agrofirm "REANTA"*** Location: ***Yoshkar-Ola town, Chavaina blvd.. 11 a*** Mail address: ***424000, Yoshkar-Ola town, Chavaina blvd.. 11 a*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (investments, shares) making up the charter capital of this entity*** Ground occurrence date: *1.12.2002*	---	---
Name: ***Limited Liability Company "Vyatka – Page"*** Location: ***Kirov city, Uralskaya str., 1*** Mail address: ***610016, Kirov city, Uralskaya str., 1*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (investments, shares) making up the charter capital of this entity*** Ground occurrence date: *1.12.2002*	---	---
Name: ***Limited Liability Company "Vyatskaya cellular communication"*** Location: ***Kirov city, Uralskaya str., 1*** Mail address: ***610021, Kirov city, Vorovskyi str., 119*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (investments, shares) making up the charter capital of this entity*** Ground occurrence date: *1.12.2002*	---	---
Name: ***Limited Liability Company "Radio –Resonance"*** Location: ***Nizhny Novgorod city, Okskyi sjezd,, 8*** Mail address: ***603022. Nizhny Novgorod city, Okskyi sjezd, 8*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (investments, shares) making up the charter capital of this entity*** Ground occurrence date: *8.12.1997*	---	---
Name: ***Limited Liability Company "Udmurtskie cellular networks – 450"*** Location: ***Izhevsk city, Pushkinskaya str., 206*** Mail address: ***426034, Izhevsk city, Pushkinskaya str., 206*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (investments, shares) making up the charter capital of this entity*** Ground occurrence date: *1.12.2002*	---	---
Name: ***Limited Liability Company "Private security enterprise "ROS"*** Location: ***Penza city, Dzerzhinsky str., 30*** Mail address: ***440062, Penza city, Dzerzhinsky str., 30*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (investments, shares) making up the charter capital of this entity*** Ground occurrence date: *1.12.2002*	---	---
Name: ***Open Joint Stock Company "Informational commercial networks "OMRIX"*** Location: ***Orenburg city, Tereshkova str., 10*** Mail address: ***460018, Orenburg city, Tereshkova str., 10*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (investments, shares) making***	---	---

Ground occurrence date: *1.12.2002*		
Name: *Open Joint Stock Company "Telecom"* Location: *Orenburg city, Tereshkova str., 257* Mail address: *460050, Orenburg city, Tereshkova str., 257* Ground: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (investments, shares) making up the charter capital of this entity* Ground occurrence date: *1.12.2002*	---	---
Name: *Closed Joint Stock Company Joint Venture "Pulse – Radio"* Location: *Yoshkar-Ola town, Sovietskaya str., 138* Mail address: *424000, Yoshkar-Ola town, Sovietskaya str., 138* Ground: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (investments, shares) making up the charter capital of this entity* Ground occurrence date: *1.12.2002*	---	---
Name: *Limited Liability Company "Izhcom"* Location: *Izhevsk city, Pushkinskaya str., 278* Mail address: *426057, Izhevsk city, K.Marx str., 206* Ground: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (investments, shares) making up the charter capital of this entity* Ground occurrence date: *1.12.2002*	---	---
Name: *Open Joint Stock Company "Tatincom – T"* Location: *the Republic of Tatarstan, Kazan city, Lomzhinskaya str., 20 A* Mail address: *420140, the Republic of Tatarstan, Kazan city, Lomzhinskaya str., 20 A* Ground: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (investments, shares) making up the charter capital of this entity* Ground occurrence date: *13.10.2003*	---	---

CHANGES in the List of affiliated persons/entities of OJSC "VolgaTelecom" That occurred during the report quarter

	Prior to the introduction of change			After the introduction of change		
Changes to the list of affiliated persons/entities	Affiliated person/entity	Share of ordinary stock in the Company's charter capital	Share of preferred stock in the Company's charter capital	Affiliated person/entity	Share of ordinary stock in the Company's charter capital	Share of preferred stock in the Company's charter capital
ıe date of introduction: ***08.06.2004*** ɔntent: *Termination of authorities of a* *ɜmber of collegiate executive body on the* *ısis of the decision of the Company's* *ɔard of directors.*	Complete name: ***Arakcheev Alexander Vasilievich*** Residence location: ***Nizhny Novgorod city*** Ground: ***the person is a member of collegiate executive body of the joint stock company*** Ground occurrence date: ***15.07.2003***	***0,02441%***	***0,00631%***	-	-	-
ıe date of introduction: *23.06.2004* ontent: *Termination of authorities of the* *embers of the Company's Board of* *rectors, election of the new structure of* *e Board of directors on the basis of the* *solution of the general meeting of* *ockholders.*	Complete name: ***Bobin Maxim Victorovich*** Residence location: ***Mytishchy town of Moscow oblast*** Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: ***27.06.2003***	-	-	Complete name: ***Bobin Maxim Victorovich*** Residence location: ***Mytishchy town of Moscow oblast*** Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: ***22.06.2004***	-	-
ıe date of introduction: *23.06.2004* ontent: *Termination of authorities of the* *embers of the Company's Board of*	Complete name: ***Grigorieva Alla Borisovna*** Residence location: ***Moscow*** Ground: ***the person is a member of the***	-	***0,00061%***	Complete name: ***Grigorieva Alla Borisovna*** Residence location: ***Moscow***	-	***0,00061%***

ors, *election of the new structure of* *ɔard of directors on the basis of the* *ıtion of the general meeting of* *ıolders.*	***Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: *27.06.2003*			Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: ***22.06.2004***		
ate of introduction: ***23.06.2004*** :nt: *Termination of authorities of the ɪers of the Company's Board of 'ors, election of the new structure of ɔard of directors on the basis of the ıtion of the general meeting of holders.*	Complete name: ***Dudchenko Vladimir Vladimirovich*** Residence location: ***Moscow*** Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: ***27.06.2003***	-	-	Complete name: ***Dudchenko Vladimir Vladimirovich*** Residence location: ***Moscow*** Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: ***22.06.2004***	-	-
late of introduction: ***23.06.2004*** ɛnt: *Termination of authorities of the bers of the Company's Board of tors, election of the new structure of oard of directors on the basis of the ution of the general meeting of holders.*	Complete name: ***Zabuzova Elena Victorovna*** Residence location: ***Moscow*** Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: ***27.06.2003***	-	-	-	-	-
late of introduction: ***23.06.2004*** ent: *Termination of authorities of the bers of the Company's Board of tors, election of the new structure of oard of directors on the basis of the ution of the general meeting of holders.*	Complete name: ***Lopatin Alexander Vladimirovich*** Residence location: ***Moscow*** Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: ***27.06.2003***	-	-	-	-	-
late of introduction: ***23.06.2004*** ent: *Termination of authorities of the bers of the Company's Board of tors, election of the new structure of oard of directors on the basis of the ution of the general meeting of holders.*	Complete name: ***Lyulin Vladimir Fedorovich*** Residence location: ***Nizhny Novgorod*** Ground: ***the person exercises the authorities of a sole executive of the joint stock company*** Ground occurrence date: ***26.03.2003***	***0,13603%***	***0,01292%***	Complete name: ***Lyulin Vladimir Fedorovich*** Residence location: ***Nizhny Novgorod*** Ground: ***the person exercises the authorities of a sole executive of the joint stock company*** Ground occurrence date:	***0,13603%***	***0,01292%***

	Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: *27.06.2003* Ground: ***the person is a member of collegial executive body of the joint stock company*** Ground occurrence date: *15.07.2003*			*26.03.2003* Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: *22.06.2004* Ground: ***the person is a member of collegial executive body of the joint stock company*** Ground occurrence date: *15.07.2003*		
ıe date of introduction: *23.06.2004* ɔntent: *Termination of authorities of the ɜmbers of the Company's Board of rectors, election of the new structure of e Board of directors on the basis of the solution of the general meeting of ɔckholders.*	Complete name: ***Romskyi Georgyi Alexeevich*** Residence location: ***Moscow*** Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence: ***27.06.2003***	-	-	Complete name: ***Romskyi Georgyi Alexeevich*** Residence location: ***Moscow*** Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: ***22.06.2004***	-	-
ne date of introduction: *23.06.2004* ontent: *Termination of authorities of the embers of the Company's Board of rectors, election of the new structure of e Board of directors on the basis of the solution of the general meeting of ockholders.*	Complete name: ***Savchenko Victor Dmitrievich*** Residence location: ***Moscow*** Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: ***27.06.2003***	-	-	Complete name: ***Savchenko Victor Dmitrievich*** Residence location: ***Moscow*** Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: ***22.06.2004***	-	-
he date of introduction: *23.06.2004* ontent: *Termination of authorities of the embers of the Company's Board of irectors, election of the new structure of e Board of directors on the basis of the solution of the general meeting of ockholders.*	Complete name: ***Fedorov Oleg Romanovich*** Residence location: ***Moscow*** Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: ***27.06.2003***	-	-	Complete name: ***Fedorov Oleg Romanovich*** Residence location: ***Moscow*** Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: ***22.06.2004***	-	-

: date of introduction: ***23.06.2004*** ntent: *Termination of authorities of the nbers of the Company's Board of :ctors, election of the new structure of Board of directors on the basis of the olution of the general meeting of :kholders.*	Complete name: ***Chernogorodskyi Sergey Valerievich*** Residence location: ***Moscow*** Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: ***27.06.2003***	-	-	Complete name: ***Chernogorodskyi Sergey Valerievich*** Residence location: ***Moscow*** Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: ***22.06.2004***	-	-
: date of introduction: ***23.06.2004*** ntent: *Termination of authorities of the mbers of the Company's Board of ectors, election of the new structure of Board of directors on the basis of the olution of the general meeting of ckholders.*	Complete name: ***Yurchenko Evgenyi Valerievich*** Residence location: ***Moscow*** Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: ***27.06.2003***	-	-	Complete name: ***Yurchenko Evgenyi Valerievich*** Residence location: ***Moscow*** Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: ***22.06.2004***	-	-
e date of introduction: ***23.06.2004*** ntent: *Termination of authorities of the mbers of the Company's Board of ectors, election of the new structure of Board of directors on the basis of the olution of the general meeting of ckholders.*	-	-	-	Complete name: ***Andreev Vladimir Alexandrovich*** Residence location: ***Samara city*** Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: ***22.06.2004***	-	-
e date of introduction: ***23.06.2004*** ntent: *Termination of authorities of the mbers of the Company's Board of ectors, election of the new structure of Board of directors on the basis of the olution of the general meeting of ckholders.*	-	-	-	Complete name: ***Degtyarev Valeryi Victorovich*** Residence location: ***Moscow*** Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: ***22.06.2004***	-	-
e date of introduction: *28.06.2004* ntent: *the change of the Company's uity share in the charter capital of LLC zhcom" due to the acquisition of 49%*	Name: ***Joint Venture Limited Liability Company "Izhcom"*** Location: ***Izhevsk city, Pushkinskaya str.,***	-	-	Name: ***Limited Liability Company "Izhcom"*** Location: ***Izhevsk city,***	-	-

ɪre. *e change of the mail address.*	***278*** Mail address: ***426057, Izhevsk city, K.Marx str., 206*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (investments, shares) making up the charter capital of this entity*** The date of the ground occurrence: ***01.12..2002***			***Pushkinskaya str., 278*** Mail address: ***426008, Izhevsk city, Pushkinskaya str., 278*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (investments, shares) making up the charter capital of this entity*** The date of the ground occurrence: ***01.12.2002.***		

1283-2(b)

RECEIVED
2005 MAY 19 P 2:0
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

THE LIST OF AFFILIATED PERSONS AND ENTITIES

Open Joint Stock Company "VolgaTelecom"
(The issuer's code: 00137-A)

March 31, 2004

Acting General Director of OJSC "VolgaTelecom"
T.M. Sipatova





The list of affiliated persons and entities.

Affiliated person/entity	Equity stake of ordinary shares in the Company's charter capital	Equity stake of preferred shares in the Company's charter capital
Surname, Name, Patronymic name: ***Bobin Maxim Victorovich*** Place of residence: ***Mytishchy town of Moscow oblast*** Grounds: ***The person is a member of the Company's Board of directors (supervisory council)*** The grounds occurrence date: *27.06.2003*	---	---
Surname, Name, Patronymic name: ***Grigorieva Alla Borisovna*** Place of residence: ***Moscow*** Grounds: ***The person is a member of the Company's Board of directors (supervisory council)*** The grounds occurrence date: *27.06.2003*	---	*0.00061%*
Surname, Name, Patronymic name: ***Dudchenko Vladimir Vladimirovich*** Place of residence: ***Moscow*** Grounds: ***The person is a member of the Company's Board of directors (supervisory council)*** The grounds occurrence date: *27.06.2003*	---	---
Surname, Name, Patronymic name: ***Zabuzova Elena Victorovna*** Place of residence: ***Moscow*** Grounds: ***The person is a member of the Company's Board of directors (supervisory council)*** The grounds occurrence date: *27.06.2003*	---	---
Surname, Name, Patronymic name: ***Lopatin Alexander Vladimirovich*** Place of residence: ***Moscow*** Grounds: ***The person is a member of the Company's Board of directors (supervisory council)*** The grounds occurrence date: *27.06.2003*	---	---
Surname, Name, Patronymic name: ***Romskyi Georgyi Alexeevich*** Place of residence: ***Moscow*** Grounds: ***The person is a member of the Company's Board of directors (supervisory council)*** The grounds occurrence date: *27.06.2003*	---	---
Surname, Name, Patronymic name: ***Savchenko Victor Dmitrievich*** Place of residence: ***Moscow*** Grounds: ***The person is a member of the Company's Board of directors (supervisory council)*** The grounds occurrence date: *27.06.2003*	---	---
Surname, Name, Patronymic name: ***Fedorov Oleg Romanovich*** Place of residence: ***Moscow*** Grounds: ***The person is a member of the Company's Board of directors (supervisory council)*** The grounds occurrence date: *27.06.2003*	---	---

Surname, Name, Patronymic name: ***Chernogorodskyi Sergey Valerievich*** Place of residence: ***Moscow*** Grounds: ***The person is a member of the Company's Board of directors (supervisory council)*** The grounds occurrence date: ***27.06.2003***	*---*	*---*
Surname, Name, Patronymic name: ***Yurchenko Evgenyi Valerievich*** Place of residence: ***Moscow*** Grounds: ***The person is a member of the Company's Board of directors (supervisory council)*** The grounds occurrence date: ***27.06.2003***	*---*	*---*
Surname, Name, Patronymic name: ***Arakcheev Alexander Vasilievich*** Place of residence: ***Nizhny Novgorod city*** Grounds: ***The person is a member of the Company's joint executive body*** The grounds occurrence date: ***15.07.2003***	***0,02441%***	***0,00631%***
Surname, Name, Patronymic name: ***Vystorop Vasilyi Petrovich*** Place of residence: ***Nizhny Novgorod city*** Grounds: ***The person is a member of the Company's joint executive body*** The grounds occurrence date: ***15.07.2003***	*---*	*---*
Surname, Name, Patronymic name: ***Grigorieva Lyubov Ivanovna*** Place of residence: ***Nizhny Novgorod city*** Grounds: ***The person is a member of the Company's joint executive body*** The grounds occurrence date: ***15.07.2003***	***0,00015%***	*---*
Surname, Name, Patronymic name: ***Dyakonov Mikhail Vasilievich*** Place of residence: ***Nizhny Novgorod city*** Grounds: ***The person is a member of the Company's joint executive body*** The grounds occurrence date: ***15.07.2003***	*---*	*---*
Surname, Name, Patronymic name: ***Evdokimov Oleg Lvovich*** Place of residence: ***Nizhny Novgorod city*** Grounds: ***The person is a member of the Company's joint executive body*** The grounds occurrence date: ***15.07.2003***	***0,00007%***	***0.00009%***
Surname, Name, Patronymic name: ***Elkin Sergey Leonidovich*** Place of residence: ***Samara city*** Grounds: ***The person is a member of the Company's joint executive body*** The grounds occurrence date: ***15.07.2003***	***0,04228%***	***0.00528%***
Surname, Name, Patronymic name: ***Kirillov Alexander Ivanovich*** Place of residence: ***Yoshkar-Ola town*** Grounds: ***The person is a member of the Company's joint executive body*** The grounds occurrence date: ***15.07.2003***	***0,06568%***	***0.00112%***
Surname, Name, Patronymic name: ***Kormilitsyna Lyudmila Alexeevna*** Place of residence: ***Moscow*** Grounds: ***The person is a member of the Company's joint executive body*** The grounds occurrence date: ***15.07.2003***	*---*	*---*
Surname, Name, Patronymic name: ***Korolkov Oleg Animpadistovich*** Place of residence: ***Saratov city*** Grounds: ***The person is a member of the Company's joint executive body*** The grounds occurrence date: ***15.07.2003***	***0,09269%***	***0.00990%***
Surname, Name, Patronymic name: ***Popkov Nikolai Ivanovich*** Place of residence: ***Nizhny Novgorod city*** Grounds: ***The person is a member of the Company's joint executive body*** The grounds occurrence date: ***15.07.2003***	*---*	*---*

Surname, Name, Patronymic name: ***Sipatova Taisiya Mikhailovna*** Place of residence: ***Nizhny Novgorod city*** Grounds: ***The person is a member of the Company's joint executive body*** The grounds occurrence date: ***15.07.2003***	---	---
Surname, Name, Patronymic name: ***Sklyarov Ivan Petrovich*** Place of residence: ***Nizhny Novgorod city*** Grounds: ***The person is a member of the Company's joint executive body*** The grounds occurrence date: ***15.07.2003***	---	***0.00103%***
Surname, Name, Patronymic name: ***Shchukina Elvira Konstantinovna*** Place of residence: ***Nizhny Novgorod city*** Grounds: ***The person is a member of the Company's joint executive body*** The grounds occurrence date: ***15.07.2003***	---	---
Surname, Name, Patronymic name: ***Lyulin Vladimir Fedorovich*** Place of residence: ***Nizhny Novgorod city*** Grounds: ***The person exercises the authorities of a single executive of the Company*** The grounds occurrence date: ***26.03.2003*** Grounds: ***The person is a member of the Company's Board of directors (supervisory council)*** The grounds occurrence date: ***27.06.2003*** Grounds: ***The person is a member of the Company's joint executive body*** The grounds occurrence date: ***15.07.2003***	***0,13603%***	***0.01292%***
Name: ***Open Joint Stock Company "Investment communication company"*** Location: ***Moscow, Plyushchikha str., bld. 55, str.2*** Mail address: ***119121, Moscow, Plyushchikha str., bld. 55, str.2*** Grounds: ***the entity is entitled to dispose of more than 20% of the Company's voting shares*** Grounds occurrence date: ***10.10.1995***	***38,0035%***	---
Name: ***Closed Joint Stock Company "Commercial bank "C – Bank"*** Location: ***Izhevsk, Lenin str., 6*** Mail address: ***426057, Izhevsk, Lenin str., 6*** Grounds: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes by the stocks (investments, shares) making the charter capital of this entity*** Grounds occurrence date: ***1.12.2002***	***0,0014%***	***0,0137%***
Name: ***Closed Joint Stock Company "Public Telephone Saratov"*** Location: ***Saratov, Kiselev str., 40*** Mail address: ***410600 Saratov, Kiselev str., 40*** Grounds: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes by the stocks (investments, shares) making the charter capital of this entity*** Grounds occurrence date: ***1.12.2002***	---	---
Name: ***Closed Joint Stock Company "Nizhny Novgorod cellular communication"*** Location: ***Nizhny Novgorod, M.Gorky sq., Post House*** Mail address: ***603000. Nizhny Novgorod, M.Gorky sq., Post House*** Grounds: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes by the stocks (investments, shares) making the charter capital of this entity*** Grounds occurrence date: ***30.03.1995***	---	---

Name: ***Closed Joint Stock Company "Nizhegorodskyi radiophone"*** Location: ***Nizhny Novgorod, M.Gorky sq., Post House*** Mail address: ***603000, Nizhny Novgorod, M.Gorky sq., Post House*** Grounds: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes by the stocks (investments, shares) making the charter capital of this entity*** Grounds occurrence date: ***26.08.1999***	---	---
Name: ***Closed Joint Stock Company "Nizhegorodteleservice"*** Location: ***Nizhny Novgorod, M.Gorky sq., Post House*** Mail address: ***603107, Nizhny Novgorod, Zhukov sq., 3*** Grounds: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes by the stocks (investments, shares) making the charter capital of this entity*** Grounds occurrence date: ***26.02.1997***	---	---
Name: ***Closed Joint Stock Company "Orenburg – GSM"*** Location: ***Orenburg, Volodarskogo str., 11*** Mail address: ***460052, Orenburg, Avtomatiki av., 8, P.O.Box 2153*** Grounds: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes by the stocks (investments, shares) making the charter capital of this entity*** Grounds occurrence date: ***1.12.2002***	---	---
Name: ***Closed Joint Stock Company "Penza – Mobile"*** Location: ***Penza, Kuprin str., 1/3*** Mail address: ***440035, Penza, Popov str., 2a*** Grounds: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes by the stocks (investments, shares) making the charter capital of this entity*** Grounds occurrence date: ***1.12.2002***	---	---
Name: ***Closed Joint Stock Company "Pulse – Radio Yoshkar-Ola"*** Location: ***Yoshkar-Ola, Sovietskaya str., 138*** Mail address: ***424000, Yoshkar-Ola, Sovietskaya str., 138*** Grounds: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes by the stocks (investments, shares) making the charter capital of this entity*** Grounds occurrence date: ***1.12.2002***	---	---
Name: ***Closed Joint Stock Company "Samara – Telecom"*** Location: ***Samara, Polevaya str., 43*** Mail address: ***443001, Samara, Polevaya str., 43*** Grounds: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes by the stocks (investments, shares) making the charter capital of this entity*** Grounds occurrence date: ***1.12.2002***	---	---
Name: ***Closed Joint Stock Company "Saratov – Mobile"*** Location: ***Saratov, Kiselev str., 40*** Mail address: ***410004, Saratov, Chernyshevskogo str., 88, bld. 5*** Grounds: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes by the stocks (investments, shares) making the charter capital of this entity*** Grounds occurrence date: ***1.12.2002***	---	---

Name: *Closed Joint Stock Company "Sotel – Nizhny Novgorod"* Location: *Nizhny Novgorod, Sovietskaya sq., 2* Mail address: *603600, Nizhny Novgorod, GSP - 57, Sovietskaya sq., 2* Grounds: *The joint stock company is entitled to dispose of more than 20% of the total number of votes by the stocks (investments, shares) making the charter capital of this entity* Grounds occurrence date: *6.04.1998*	---	---
Name: *Closed Joint Stock Company "Cellular communication of Mordoviya"* Location: *Saransk, Bolshevistskaya str., 13* Mail address: *430000, Saransk, Kommunisticheskaya str., 52* Grounds: *The joint stock company is entitled to dispose of more than 20% of the total number of votes by the stocks (investments, shares) making the charter capital of this entity* Grounds occurrence date: *1.12.2002*	---	---
Name: *Closed Joint Stock Company "TeleSviyazInform"* Location: *Saransk, Bolshevistskaya str., 13* Mail address: *430000, Saransk, Bolshevistskaya str., 13* Grounds: *The joint stock company is entitled to dispose of more than 20% of the total number of votes by the stocks (investments, shares) making the charter capital of this entity* Grounds occurrence date: *1.12.2002*	---	---
Name: *Closed Joint Stock Company "Transsviyaz"* Location: *Nizhny Novgorod, Chaadaev str., 2* Mail address: *603116, Nizhny Novgorod, Gordeevskaya str., bld.5* Grounds: *The joint stock company is entitled to dispose of more than 20% of the total number of votes by the stocks (investments, shares) making the charter capital of this entity* Grounds occurrence date: *3.06.1997*	---	---
Name: *Closed Joint Stock Company "Ulyanovsk – GSM"* Location: *Ulyanovsk, L.Tolstoy str., 60* Mail address: *432063, Ulyanovsk, Goncharov str., 52* Grounds: *The joint stock company is entitled to dispose of more than 20% of the total number of votes by the stocks (investments, shares) making the charter capital of this entity* Grounds occurrence date: *1.12.2002*	---	---
Name: *Closed Joint Stock Company "Digital networks of Udmurtiya -900"* Location: *Izhevsk, Pushkinskaya str., 278* Mail address: *426003, Izhevsk, V.Sivkov str., 86* Grounds: *The joint stock company is entitled to dispose of more than 20% of the total number of votes by the stocks (investments, shares) making the charter capital of this entity* Grounds occurrence date: *1.12.2002*	*0,0027%-*	*0,0071%*
Name: *Closed Joint Stock Company "Digital telecommunications"* Location: *Cheboksary, Shumilov str., 20* Mail address: *428031 Cheboksary, Shumilov str., 20* Grounds: *The joint stock company is entitled to dispose of more than 20% of the total number of votes by the stocks (investments, shares) making the charter capital of this entity* Grounds occurrence date: *1.12.2002*	----	*0.0006%*

Name: *Closed Joint Stock Company "Chuvashiya Mobile"* Location: *Cheboksary, K.Ivanov str., 83* Mail address: *428018, Cheboksary, K.Ivanov str., 83* Grounds: *The joint stock company is entitled to dispose of more than 20% of the total number of votes by the stocks (investments, shares) making the charter capital of this entity* Grounds occurrence date: *1.12.2002*	---	---
Name: *Closed Joint Stock Company "Chery Page"* Location: *Cheboksary, K.Ivanov str., 83* Mail address: *428018, Cheboksary, K.Ivanov str., 83* Grounds: *The joint stock company is entitled to dispose of more than 20% of the total number of votes by the stocks (investments, shares) making the charter capital of this entity* Grounds occurrence date: *1.12.2002*	---	---
Name: *Non-profit organization non-government pension fund "Doveriye"* Location: *Nizhny Novgorod, M.Gorky sq., Post House* Mail address: *603000, Nizhny Novgorod, M.Gorky sq., Post House* Grounds: *The joint stock company is entitled to dispose of more than 20% of the total number of votes by the stocks (investments, shares) making the charter capital of this entity* Grounds occurrence date: *24.10.1997*	*0,00279%*	---
Name: *Limited Liability Company "Agrofirm "REANTA"* Location: *Yoshkar-Ola, Chavaina blvd., 11 a* Mail address: *424000, Yoshkar-Ola, Chavaina blvd,. 11 a* Grounds: *The joint stock company is entitled to dispose of more than 20% of the total number of votes by the stocks (investments, shares) making the charter capital of this entity* Grounds occurrence date: *1.12.2002*	---	---
Name: *Limited Liability Company "Vyatka – Page"* Location: *Kirov, Uralskaya str., 1* Mail address: *610016, Kirov, Uralskaya str., 1* Grounds: *The joint stock company is entitled to dispose of more than 20% of the total number of votes by the stocks (investments, shares) making the charter capital of this entity* Grounds occurrence date: *1.12.2002*	---	---
Name: *Limited Liability Company "Vyatskaya cellular communication"* Location: *Kirov, Uralskaya str., 1* Mail address: *610021, Kirov, Vorovskogo str., 119* Grounds: *The joint stock company is entitled to dispose of more than 20% of the total number of votes by the stocks (investments, shares) making the charter capital of this entity* Grounds occurrence date: *1.12.2002*	---	---
Name: *Limited Liability Company "Radio –Resonance"* Location: *Nizhny Novgorod, Okskiy siezd,, 8* Mail address: *603022. Nizhny Novgorod, Okskiy siezd,, 8* Grounds: *The joint stock company is entitled to dispose of more than 20% of the total number of votes by the stocks (investments, shares) making the charter capital of this entity* Grounds occurrence date: *8.12.1997*	---	---

Name: ***Limited Liability Company "Udmurtskie cellular networks – 450"*** Location: ***Izhevsk, Pushkinskaya str., 206*** Mail address: ***426034, Izhevsk, Pushkinskaya str., 206*** Grounds: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes by the stocks (investments, shares) making the charter capital of this entity*** Grounds occurrence date: ***1.12.2002***	---	---
Name: ***Limited Liability Company "Private security enterprise "ROS"*** Location: ***Penza, Dzerzhinskogo str., 30*** Mail address: ***440062, Penza, Dzerzhinskogo str., 30*** Grounds: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes by the stocks (investments, shares) making the charter capital of this entity*** Grounds occurrence date: ***1.12.2002***	---	---
Name: ***Open Joint Stock Company "Informational commercial networks "OMRIX"*** Location: ***Orenburg, Tereshkovoi str., 10*** Mail address: ***460018, Orenburg, Tereshkovoi str., 10*** Grounds: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes by the stocks (investments, shares) making the charter capital of this entity*** Grounds occurrence date: ***1.12.2002***	---	---
Name: ***Open Joint Stock Company "Telecom"*** Location: ***Orenburg, Tereshkovoi str., 257*** Mail address: ***460050, Orenburg, Tereshkovoi str., 257*** Grounds: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes by the stocks (investments, shares) making the charter capital of this entity*** Grounds occurrence date: ***1.12.2002***	---	---
Name: ***Closed Joint Stock Company Joint Venture "Pulse – Radio"*** Location: ***Yoshkar-Ola, Sovietskaya str., 138*** Mail address: ***424000, Yoshkar-Ola, Sovietskaya str., 138*** Grounds: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes by the stocks (investments, shares) making the charter capital of this entity*** Grounds occurrence date: ***1.12.2002***	---	---
Name: ***Joint Venture Limited Liability Company "Izhcom"*** Location: ***Izhevsk, Pushkinskaya str., 278*** Mail address: ***426057, Izhevsk, K.Marx str., 206*** Grounds: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes by the stocks (investments, shares) making the charter capital of this entity*** Grounds occurrence date: ***1.12.2002***	---	---
Name: ***Open Joint Stock Company "Tatincom – T"*** Location: ***the Republic of Tatarstan, Kazan city, Lomzhinskaya str., 20 A*** Mail address: ***420140, the Republic of Tatarstan, Kazan city, Lomzhinskaya str., 20 A*** Grounds: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes by the stocks (investments, shares) making the charter capital of this entity*** Grounds occurrence date: ***13.10.2003***	---	---

CHANGES in the List of affiliated persons and entities of OJSC "VolgaTelecom" which occurred in the report quarter

	Prior to introducing the change			After introducing the change		
Changes to the list of iliated persons and entities	Affiliated person/entity	Equity stake of ordinary shares in the Company's charter capital	Equity stake of preferred shares in the Company's charter capital	Affiliated person/entity	Equity stake of ordinary shares in the Company's charter capital	Equity stake of preferred shares in the Company's charter capital
e date of introduction: *.01.2004* ntent: Withdrawal from *osed Joint Stock mpany Joint Venture Iarpaging" in connection th liquidation of the tity.* ounds: *the resolution of e Company's Board of rectors of November ..2003* ounds occurrence date: der *№172 of November , 2003.*	Name: ***Closed Joint Stock Company Joint Venture "Marpaging"*** Location: ***Yoshkar-Ola, Sovietskaya str., 138*** Mail address: ***424000. Yoshkar-Ola, Sovietskaya str., 138*** Grounds: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes by the stocks (investments, shares) making the charter capital of this entity*** Grounds occurrence date: ***1.12.2002***	---	---	---	---	---
e date of introduction: ***.01.2004*** ntent: Liquidation of n-profit *organization n-government pension*	Name: **Non-profit *organization non-government pension fund "Region – Sviyaz"*** Location: ***Izhevsk, Pushkinskaya str., 278*** Mail address: ***426008, Izhevsk, Pushkinskaya str., 278***	---	---	---	---	---

Region – Sviyaz" ds: *making an entry in* *ıited state register of* *:ntities on the* *ıtinuation of activities* *entity in connection* *s reorganization in* *·m of affiliation.* *ıчеcкого*	Grounds: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes by the stocks (investments, shares) making up the charter capital of this entity.*** Grounds occurrence date: ***1.12.2002***					
ate of introduction: *2004* nt: ***change of equity of the company's s belonging to the ıted entity***	Name: ***Closed Joint Stock Company "Commercial bank "C – Bank"*** Location: ***Izhevsk, Lenin str., 6*** Mail address: ***426057, Izhevsk, Lenin str., 6*** Grounds: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes by the stocks (investments, shares) making the charter capital of this entity*** Grounds occurrence date: ***1.12.2002***	***0,0102 %***	***0,0413%***	Name: ***Closed Joint Stock Company "Commercial bank "C – Bank"*** Location: ***Izhevsk, Lenin str., 6*** Mail address: ***426057, Izhevsk, Lenin str., 6*** Grounds: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes by the stocks (investments, shares) making the charter capital of this entity*** Grounds occurrence date: ***1.12.2002***	***0,0014%***	*0,0137%*

12§3-2(b)

QUARTERLY REPORT

Open Joint Stock Company "VolgaTelecom"

The issuer's code: **00137 - A**

For quarter III of 2004

The issuer's location: Russian Federation, 603000, Nizhny Novgorod city, M.Gorky sq., Post House

The information contained in this quarterly report is subject to disclosure in accordance with Russian Federation legislation on securities

General Director / V.F. Lyulin /

Date: November 12, 2004.

Chief Accountant / ... Popkov /

Date: November 12, 2004.


Открытое акционерное общество "ВолгаТелеком"
г. Нижний Новгород
LS
ВолгаТелеком

Contact person: Leading expert in securities
Mironova Elena Petrovna

Telephone: (8312) 34 22 10
Fax: (8312) 30 67 68
E-mail address: oaooep@sinn.ru

Internet web-site address where the information contained in this quarterly report is disclosed: http://www.volgatelecom.ru/?id=312

Table of contents

Introduction

Full and abbreviated brand name of the issuer:

Open Joint Stock Company "VolgaTelecom"
OJSC "VolgaTelecom"

The issuer's location:

Russian Federation, 603000, Nizhny Novgorod, M.Gorky sq.
Post House

The issuer's contact telephone numbers:

(831 2) 33 20 47;   34 30 55
Fax: (831 2) 30 67 68

E-mail address: **gd@vt.ru**

The address of the web page in the Internet where the complete text of the issuer's quarterly report is published: **http://www.volgatelecom.ru/?id=312**

Basic data on the securities being placed (placed) by the issuer:

Type: ***shares***

Category: ***common***

Number of placed securities: ***245 969 590***

Face value: ***5 Rubles***

Method and period of placement:

Distribution between the stockholders
From 15.10.1996 to 15.10.1996

Method and period of placement:

Converting at reorganization
From 30.11.2002 to 30.11.2002

Other information:

*By instruction № 03 – 2697/p of 14.11.2003 of Russia's FCSM additional issues of the issuer's issuing securities were consolidated, which resulted in the assignment to the issues of ordinary nominal paperless shares of state registration number **1 – 01 – 00137 – A** of November 14, 2003.*

Type: ***shares***

Category (kind): ***preferred A type***

Number of placed securities: ***81 983 404***

Face value: ***5 Rubles***

Method and period of placement:

Distribution between the stockholders
From 15.10.1996 to 15.10.1996

Method and period of placement:

Converting at reorganization
From 30.11.2002 to 30.11.2002

Other information:
By instruction № 03 – 2697/p of 14.11.2003 of Russia's FCSM additional issues of the issuer's issuing securities were consolidated, which resulted in the assignment to the issues of preferred nominal, paperless shares of state registration number ***2 – 01 – 00137 – A*** *of November 14, 2003*

Type: ***bonds***
Series: ***BT - 1***
Number of placed securities: ***1 000 000***
Face value: ***1 000 Rubles***
Method, procedure and period of placement:
Public subscription
From 21.02.2003 to 21.02.2003
The price of placement or the procedure of its determination: ***1 000 Rubles.***
Terms and conditions of the guarantee: *The amount of guarantee is 1 000 000 000 (one billion) rubles, and also the sum of all incomes on the Bonds paid by the Issuer.*
The guarantor is obliged to be responsible for the execution of the Issuer's liabilities to pay the sum of the face value of all issued bonds, the joint coupon yield determined in accordance with the conditions of decision on placement and prospectus of bonds issue, and also for public irrevocable liabilities (offers) of the issuer to repurchase its bonds, the conditions and the procedure of which are defined in item 9 of "Decision on the bonds issue" and item 56.13 of "Issue Prospectus".

Other information:
Security kind: ***Guarantee***
The entity provided the guarantee:
Limited Liability Company "Financial group "Web-invest"

Type: ***bonds***
Series: ***1-O -- 26-O; 1-C -- 6-C; 1-У -- 10-У***
Number of placed securities (are in circulation): ***1 185 183***
Total amount by face value (the securities are in circulation):
1 072 750 100 Rubles
Face value: *see item 8.3.2*
Method, procedure and period of placement:
Converting at reorganization
From 30.11.2002 to 30.11.2002
Terms and conditions of guarantee: *no guarantee*
Other information:
Series *1-O -- 26 O - bonds of Orenburg branch*
Series *1-C -- 6-C - bonds of Saratov branch*
Series *1-У -- 10-У - bonds of Ulyanovsk branch*

The present quarterly report contains the estimations and forecasts of the issuer's authorized management bodies as regards future events and/or actions, prospects of development of the economy industry in which the issuer executes its core activity and the results of the issuer's activity, including the issuer's plans, probability of occurrence of certain events and making certain actions. The investors should not completely rely on the estimations and forecasts of the issuer's management bodies, as the actual results of the issuer's activity in the future may differ from the

risks described in the present quarterly report.

I. Brief data on persons forming the issuer's management bodies structure, data on bank accounts, on auditor, appraiser and on the issuer's financial adviser, and also on other persons signed the quarterly report

1.1. Persons, forming the issuer's management bodies structure

The issuer's Charter stipulates the following management bodies:

The issuer's single executive body – **General Director**
Lyulin Vladimir Fedorovich, year of birth - 1938

Collegial executive body – **Management board:**

Vystorop Vasilyi Petrovich, year of birth - 1949
Grigorieva Lyubov Ivanovna, year of birth - 1953
Dyakonov Mikhail Vasilievich, year of birth - 1954
Evdokimov Oleg Lvovich, year of birth - 1963
Elkin Sergey Leonidovich, year of birth - 1949
Korolkov Oleg Animpadistovich, year of birth - 1941
Kirillov Alexander Ivanovich, year of birth - 1956
Kormilitsyna Lyudmila Alexeevna, year of birth - 1955
Lyulin Vladimir Fedorovich, year of birth - 1938
Petrov Mikhail Victorovich, year of birth - 1973
Popkov Nikolai Ivanovich, year of birth - 1973
Sklyarov Ivan Petrovich, year of birth - 1948
Sipatova Taisiya Mikhailovna, year of birth - 1954
Shchukina Elvira Konstantinovna, year of birth - 1954

Collegial management body – **the Board of directors**

Andreev Vladimir Alexandrovich, year of birth - 1951
Bobin Maxim Victorovich, year of birth - 1975
Grigorieva Alla Borisovna, year of birth - 1967
Degtyarev Valeryi Victorovich, year of birth - 1957
Dudchenko Vladimir Vladimirovich, year of birth - 1973
Lyulin Vladimir Fedorovich, year of birth - 1938
Romskyi Georgyi Alexeevich, year of birth - 1956
Savchenko Victor Dmitrievich, year of birth - 1960

Fedorov Oleg Romanovich, year of birth - 1968
Chernogorodskyi Sergey Valerievich, year of birth - 1977
Yurchenko Evgenyi Valerievich, year of birth - 1968

: Data on the issuer's bank accounts

Data on the cash balances attached at the bank accounts:
: of October 01, 2004 OJSC "VolgaTelecom" has no cash balances attached at the bank accounts.

The data on the issue's accounts payable collected in the bank in card catalogue:
: of October 01, 2004 the issuer is not involved in debts by the card catalogues in banks.

Data of the issuer's bank accounts as of 01.10.2004

№	Full and abbreviated brand name of the bank	TIN of credit organization	Account №	Account's type	BIC of credit organization	Correspondent account № of credit organization	The bank's division where the account is established (with indication of full requisites)	Number and date of conclusion of contract of bank's account	Date of the account's opening
1	2	3	4	5	6	7	8	9	10
1	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810442020001796	settlement	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№09/03, 13.01.2003	13.01.2003
2	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810642020400003	business-account	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 36	№01/02, 18.03.2003	18.03.2003
3	Closed Joint Stock Company "International Moscow's Bank", CJSC "International Moscow's Bank"	7710030411	40702810200010369713	settlement	44525545	30101810300000000545	Representation office of CJSC "International Moscow's Bank" in Nizhny Novgorod city, 603155, Nizhny Novgorod, Semashko str., 12	No number of 18.07.2003	18.07.2003
4	Closed Joint Stock Company "International Moscow's Bank", CJSC "International Moscow's Bank"	7710030411	40702840800010369714	Currency, current	44525545	30101810300000000545	Representation office of CJSC "International Moscow's Bank" in Nizhny Novgorod city, 603155, Nizhny Novgorod, Semashko str., 13	No number of 18.07.2003	18.07.2003

.	Closed Joint Stock Company "International Moscow's Bank", CJSC "International Moscow's Bank"	7710030411	40702840400010369716	Special, transit, currency	44525545	30101810300000000545	Representation office of CJSC "International Moscow's Bank" in Nizhny Novgorod city, 603155, Nizhny Novgorod, Semashko str., 14	No number of 18.07.2003	18.07.2003
,	Closed Joint Stock Company "International Moscow's Bank", CJSC "International Moscow's Bank"	7710030411	40702840100010369715	Transit, currency	44525545	30101810300000000545	Representation office of CJSC "International Moscow's Bank" in Nizhny Novgorod city, 603155, Nizhny Novgorod, Semashko str., 15	No number of 18.07.2003	18.07.2003
,	Open Joint Stock Company "Alfa-Bank", OJSC "Alfa-Bank"	7728168971	40702810500010002376	settlement	42202824	30101810200000000824	Nizhny Novgorod branch of OJSC "Alfa-Bank", 603005, Piskunov str., 45	No number of 25.07.2003	25.07.2003
;	Open Joint Stock Company "Bank of foreign trade" , OJSC "Vneshtorgbank"	7702070139	40702810924000011872	settlement	42202837	30101810200000000837	Nizhny Novgorod branch of OJSC "Vneshtorgbank", 603950, GSP 78, Reshetnikovskaya str., 4	№ 1872, 30.09.2003	30.09.2003
)	Open Joint Stock Company "Bank of foreign trade" , OJSC "Vneshtorgbank"	7702070139	40702840224000011872	Current, currency US$	42202837	30101810200000000837	Nizhny Novgorod branch of OJSC "Vneshtorgbank", 603950, GSP 78, Reshetnikovskaya str., 4	№ 1872, 02.02.2004	02.02.2004
0	Open Joint Stock Company "Bank of foreign trade" , OJSC "Vneshtorgbank"	7702070139	40702840224000011872	Current, currency Euro	42202837	30101810200000000837	Nizhny Novgorod branch of OJSC "Vneshtorgbank", 603950, GSP 78, Reshetnikovskaya str., 4	№ 1872, 02.02.2004	02.02.2004
1	Open Joint Stock Company "Bank of foreign trade" , OJSC "Vneshtorgbank"	7702070139	40702840124000001872	Special, transit, currency US$	42202837	30101810200000000837	Nizhny Novgorod branch of OJSC "Vneshtorgbank", 603950, GSP 78, Reshetnikovskaya str., 4	№ 1872, 02.02.2004	02.02.2004
2	Open Joint Stock Company "Bank of foreign trade" , OJSC "Vneshtorgbank"	7702070139	40702840324000021872	Transit, currency US$	42202837	30101810200000000837	Nizhny Novgorod branch of OJSC "Vneshtorgbank", 603950, GSP 78, Reshetnikovskaya str., 4	№ 1872, 02.02.2004	02.02.2004
3	Open Joint Stock Company "Bank of foreign trade" , OJSC "Vneshtorgbank"	7702070139	40702978724000001872	Special, transit, currency Euro	42202837	30101810200000000837	Nizhny Novgorod branch of OJSC "Vneshtorgbank", 603950, GSP 78, Reshetnikovskaya str., 4	№ 1872, 02.02.2004	02.02.2004
4	Open Joint Stock Company "Bank of foreign trade" , OJSC "Vneshtorgbank"	7702070139	40702978924000021872	Transit, currency Euro	42202837	30101810200000000837	Nizhny Novgorod branch of OJSC "Vneshtorgbank", 603950, GSP 78, Reshetnikovskaya str., 4	№ 1872, 02.02.2004	02.02.2004
5	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810142020002011	settlement	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№ 27/03, 24.02.2004	24.02.2004
6	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702840742020000276	Current, currency US$	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 36	№ 27/03-01, 24.02.2004	24.02.2004

17	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702978342020000276	Current, currency Euro	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 37	№ 27/03-01, 24.02.2004	24.02.2004
18	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702840542020200276	Transit, currency US$	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 38	№ 27/03-01, 24.02.2004	24.02.2004
19	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702978142020200276	Transit, currency Euro	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 39	№ 27/03-01, 24.02.2004	24.02.2004
20	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702840442020300276	Special, transit, currency US$	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 40	№ 27/03-01, 24.02.2004	24.02.2004
21	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702978042020300276	Special, transit, currency Euro	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 41	№ 27/03-01, 24.02.2004	24.02.2004
22	Joint-Stock Investment-Commercial Bank "New Moscow" (Closed Joint Stock Company), CJSC "Nomos-Bank"	7706092528	40702810900080070601	settlement	42282881	30101810300000000881	Nizhny Novgorod branch of CJSC "Nomos-Bank", 603000, Nizhny Novgorod, Studenaya str.,32	№PIO-PP-706, 20.04.2004	20.04.2004
23	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810027020100768	Receipts	43304609	30101810500000000609	Kirov's Branch of Savings Bank (BSB) № 8612 Kirov city, Derendyaev str.,25	№4312 , 10.02.2003	01.12.2002
24	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810627170100005	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Bogorodskoe, May 1-st str., 6	No number of 30.10.1997	01.12.2002
25	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810427350100038	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Zuevka, Opalev str.,38	No number of 30.10.1997	01.12.2002
26	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810527180100001	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Nema, Mira str.,37	No number of 30.10.1997	01.12.2002
27	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810227220100012	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Uni, Lenin str.,6	No number of 30.10.1997	01.12.2002

8	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810627310100302	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Kirovo-Chepetsk town, Dzerzhinsky str., 6	No number of 30.10.1997	01.12.2002
9	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810227360100011	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Falenki, Svobody str.,79	No number of 30.10.1997	01.12.2002
0	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810727290100092	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Kotelnich town, Sovietskaya str.,96	No number of 30.10.1997	01.12.2002
1	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810027030100004	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Arbazh, Zelenaya str., 2	No number of 30.10.1997	01.12.2002
2	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810727330100020	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Leninskoe, Gagarin str., 69	No number of 30.10.1997	01.12.2002
3	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810527440100071	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Omutninsk town, Volodarsky str.,51	No number of 30.10.1997	01.12.2002
4	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810127450100021	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Afanasievo, Sovietskaya str.,11	No number of 30.10.1997	01.12.2002
5	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810327460100099	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Kirs, Kirov str., 8	No number of 30.10.1997	01.12.2002
6	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810227020102498	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendayaev str.,25	No number of 30.10.1997	01.12.2002
7	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810627380100008	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Belaya Kholunitsa town, Glyzin str.,2	No number of 30.10.1997	01.12.2002
8	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810127390100013	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Luza town, Pushkin str.,12	No number of 30.10.1997	01.12.2002

39	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810327040100011	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Murashi, Pugachev str.,2	No number of 30.10.1997	01.12.2002
40	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810327370100011	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Nagorsk, Leushin str.,17	No number of 30.10.1997	01.12.2002
41	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810227420100016	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Oparino, R.Luxemburg str., 10	No number of 30.10.1997	01.12.2002
42	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810427430100071	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Podosinovets, Sovietskaya str.,27	No number of 30.10.1997	01.12.2002
43	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810627260100025	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Nolinsk town, Kommuny str.,1	No number of 30.10.1997	01.12.2002
44	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810127340100063	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Slobodskoi town, S.Khalturin str., 12	No number of 30.10.1997	01.12.2002
45	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810427020102641	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Darovskoe, Naberezhnaya str., 7	№4169 , 30.09.2002	01.12.2002
46	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810427410100004	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Verkhoshizhemie, Komsomolskaya str., 2	No number of 30.10.1997	01.12.2002
47	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810427210100013	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Orichi, K.Marx str., 14	No number of 30.10.1997	01.12.2002
48	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810627400100018	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Orlov town, Lenin str., 50	No number of 30.10.1997	01.12.2002
49	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810327250100005	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Yuriaya, Lenin str., 21	No number of 30.10.1997	01.12.2002

50	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810627270100015	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Kumeny, Lesnaya str., 3-a	No number of 30.10.1997	01.12.2002
51	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810727160100012	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Suna, Kolkhoznaya str., 2	No number of 30.10.1997	01.12.2002
52	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810927230100072	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Vayatskie Polayany town, Uritskyi str., 55	No number of 30.10.1997	01.12.2002
53	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810327200100013	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Kilmez, Zelenaya str., 17-a	No number of 30.10.1997	01.12.2002
54	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810227140100024	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Malmyzh town, Uritskyi str.,3	No number of 30.10.1997	01.12.2002
55	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810827190100115	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Urzhum town, Sovietskaya str., 17	No number of 30.10.1997	01.12.2002
56	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810827150100016	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Lebayazhie, Kirov str.,19	No number of 30.10.1997	01.12.2002
57	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810427070100020	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Sovietsk town, Lenin str.,29	No number of 30.10.1997	01.12.2002
58	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810427020100008	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Kiknur, Sovietskaya str., 40	No number of 30.10.1997	01.12.2002
59	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810627120100013	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Sanchursk, R.Luxemburg str., 16	No number of 30.10.1997	01.12.2002
60	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810627080100001	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Yaransk town, Lenin str., 40-a	No number of 30.10.1997	01.12.2002

1	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810927090100005	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Pizhanka, Sovietskaya str.,53	No number of 30.10.1997	01.12.2002
2	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810327300100010	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Tuzha, Kolkhoznaya str., 19	No number of 30.10.1997	01.12.2002
3	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810127020102640	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Kirovo-Chepetsk town, Dzerzhinsky str., 6	№4168 , 30.09.2002	01.12.2002
4	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810727010102642	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Svecha, K.Marx str., 8	№4170 , 30.09.2002	01.12.2002
5	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810127020102637	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendyaev str., 25	№4165 , 30.09.2003	01.12.2002
6	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810727020102639	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendyaev str., 25	№4167 , 30.09.2002	01.12.2002
7	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810927020102633	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendyaev str., 25	№4161 , 30.09.2002	01.12.2002
8	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810227020102634	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendyaev str., 25	№4162 , 30.09.2002	01.12.2002
9	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810027020102656	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendyaev str., 25	№4179 , 09.10.2002	01.12.2002
0	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810027020102643	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendyaev str., 25	№4170 , 30.09.2002	01.12.2002
1	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810327170100046	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Bogorodskoe, May 1-st str., 6	№14 , 30.07.2001	01.12.2002

72	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810127350100105	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Zuevka, Opalev str.,38	No number of 25.07.2001	01.12.2002
73	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810127180100003	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Nema, Mira str.,37	№146 , 29.11.2002	01.12.2002
74	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810427220100087	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Uni, Lenin str.,6	№27 , 02.12.2002	01.12.2002
75	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810727310100859	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Kirovo-Chepetsk town, Dzerzhinsky str., 6	40702/859 , 17.07.2002	01.12.2002
76	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810527360100012	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Falenki, Svobody str.,79	360 , 02.12.2002	01.12.2002
77	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810927290100067	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Kotelnich town, Sovietskaya str., 96	40702-092 , 02.12.2002	01.12.2002
78	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810427440100074	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Omutninsk town, Volodarsky str.,51	№40702-74, 02.12.2002	01.12.2002
79	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810127450100022	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Afanasievo, Sovietskaya str.,11	№231 , 02.12.2002	01.12.2002
80	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810827460100104	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Kirs, Kirov str., 8	№16-10/74 , 05.02.2003	01.12.2002
81	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810427020102492	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendyaev str., 25	№4021 , 01.04.2002	01.12.2002
82	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810527380100001	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Belaya Kholunitsa town, Glyzin str.,2	№77 , 12.01.2000	01.12.2002

83	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810427390100014	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Luza town, Pushkin str.,12	№26 , 12.03.1998	01.12.2002
84	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810627040100012	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Murashi, Pugachev str.,2	№12 , 27.02.2003	01.12.2002
85	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810027370100010	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Nagorsk, Leushin str.,17	№276 , 03.12.2002	01.12.2002
86	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810527420100017	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Oparino, R.Luxemburg str., 10	№17 , 19.11.2001	01.12.2002
87	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810727430100072	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Podosinovets, Sovietskaya str.,27	№2 , 11.04.2003	01.12.2002
88	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810927260100026	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Nolinsk town, Kommuny str.,1	№2122 , 03.12.2002	01.12.2002
89	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810827340100062	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Slobodskoi town, S.Khalturin str., 12	№796 , 29.01.2003	01.12.2002
90	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810427130100025	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Darovskoe, Naberezhnaya str., 7	No number of 23.09.1999	01.12.2002
91	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810927410100009	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Verkhoshizhemie, Komsomolskaya str., 2	No number of 01.08.2002	01.12.2002
92	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810527210100007	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Orichi, K.Marx str., 14	No number of 26.11.2001	01.12.2002
93	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810927400100019	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Orlov town, Lenin str., 50	No number of 05.01.2002	01.12.2002

4	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810227250100082	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Yuriaya, Lenin str., 21	№276 , 09.06.2001	01.12.2002
5	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810327270100014	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Kumeny, Lesnaya str., 3-a	No number of 05.01.2002	01.12.2002
6	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810427160100011	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Suna, Kolkhoznaya str., 2	№22 , 19.06.2002	01.12.2002
7	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810327230100038	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Vyatskie Polayany town, Uritskyi str., 55	№40702-038 , 04.01.2003	01.12.2002
8	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810027200100012	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Kilmez, Zelenaya str., 17-a	№2 , 15.04.2003	01.12.2002
9	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810927140100094	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Malmyzh town, Uritskyi str.,3	№10 , 15.04.2003	01.12.2002
00	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810427190100104	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Urzhum town, Sovietskaya str., 17	№10 , 10.01.2003	01.12.2002
01	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810827070100028	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Sovietsk town, Lenin str., 29	No number of 30.10.1997	01.12.2002
02	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810927120100014	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Sanchursk, R.Luxemburg str., 16	Cooperation agreement of 22.11.2002	01.12.2002
03	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810827080100212	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Yaransk town, Lenin str., 40-a	№408 , 19.12.2002	01.12.2002
04	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810027090100002	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Pizhanka, Sovietskaya str.,53	Cooperation agreement of 22.11.2002	01.12.2002

05	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810327280100045	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Svecha, K.Marx str., 8	No number of 23.10.1999	01.12.2002
06	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810127020102705	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendayaev str., 25	4231 , 29.11.2002	01.12.2002
07	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810727020102707	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendayaev str., 25	4229 , 29.11.2002	01.12.2002
08	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810427020102706	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendayaev str., 25	4230 , 29.11.2002	01.12.2002
09	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810927020102675	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendayaev str., 25	4196 , 25.10.2002	01.12.2002
110	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810727020102710	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendayaev str., 25	№4236 , 03.12.2002	01.12.2002
111	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810927020102989	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendayaev str., 25	№4585, 13.02.2004	01.03.2004
112	Joint Stock Commercial Bank "Vyatka-Bank", JSCB "Vyatka-Bank"	4346001485	40702810700005651197	Receipt	434501001	30101810300000000728	JSCB "Vayatka-bank", Kirov city, Engels str., 4	No number of 07.02.2000	01.12.2002
113	Joint Stock Commercial Bank "Vyatka-Bank", JSCB "Vyatka-Bank"	4346001485	40702810900006021212	Receipt	434501001	30101810300000000728	JSCB "Vayatka-bank", Kirov city, Engels str., 4	№126 , 13.04.2001	01.12.2002
114	Joint Stock Commercial Bank "Vyatka-Bank", JSCB "Vyatka-Bank"	4346001485	40702810600038414715	Receipt	434501001	30101810300000000728	JSCB "Vayatka-bank", Kirov's oblast, Kirovo-Chepetsk town, Lenin str., 36/2	№224 , 29.11.2002	01.12.2002
115	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702978527020202671	Transit	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendayaev str., 25	№41921 , 23.10.2002	23.10.2002
116	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702978627020102670	Currency, current	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendayaev str., 25	№41921 , 23.10.2002	23.10.2002

17	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702840427020200775	Transit	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendayaev str., 25	№2891 , 28.02.2000	28.02.2000
18	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702812270020102774	Currency, current	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendayaev str., 25	№2891 , 28.02.2000	28.02.2000
19	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810737180104833	Expense	48860630	30101810300000000630	Maryi El Department of RF Savings Bank № 8614, 424000, Yoshkar-Ola town, Pushkin str.,30	№ 5508/4, 26.01.2004	26.01.2004
20	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810537140010426	Expense	48860630	30101810300000000630	Volzhsk's BSB of RF SB № 6281, 425000, Volzhsk town, Lenin str., 166	№ 227, 29.10.2002	29.10.2002
21	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810637100100166	Expense	48860630	30101810300000000630	Gornomariisk's BSB of RF SB № 4447, 425000, Kozmodemiayansk town, Yubileinaya str., 9	№ 193, 09.10.2000	09.10.2000
22	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810137090100051	Expense	48860630	30101810300000000630	Zvenigovo's BSB of RF SB № 4446, 425060, Zvenigovo town, Lenin str., 78	№ 147, 24.08.1998	18.10.1996
23	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810637060100060	Expense	48860630	30101810300000000630	Sernur's BSB of RF SB № 4443, 425450, settlement Sernur, Kommunisticheskaya str., 91	№ 33/2002, 30.10.2002	31.10.2002
24	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810037120100047	Expense	48860630	30101810300000000630	Sovetskyi's BSB of RF SB № 6066, 454000, settlement Sovetskyi, Sverdlov str., 9	№ 4070201-047, 29.12.1999	29.12.1999
25	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810837180104830	Expense	48860630	30101810300000000630	Maryi El Department of RF Savings Bank № 8614, 424000, Yoshkar-Ola town, Pushkin str.,30	№ 5507/4 , 23.01.2004	23.01.2004
26	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810937180104837	Expense	48860630	30101810300000000630	Maryi El Department of RF Savings Bank № 8614, 424000, Yoshkar-Ola town, Pushkin str.,30	№ 5516/4 , 27.01.2004	27.01.2004
27	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810037180104834	Expense	48860630	30101810300000000630	Maryi El Department of RF Savings Bank № 8614, 424000, Yoshkar-Ola town, Pushkin str.,30	№ 5509/4 , 26.01.2004	26.01.2004

28	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810537180104541	Expense	48860630	30101810300000000630	Maryi El Department of RF Savings Bank № 8614, 424000, Yoshkar-Ola town, Pushkin str.,30	№ 4853/4 , 09.12.2002	09.12.2002
29	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810837180100643	Receipts	48860630	30101810300000000630	Maryi El Department of RF Savings Bank № 8614, 424000, Yoshkar-Ola town, Pushkin str.,30	№ 54 , 16.07.1997	16.07.1997
30	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810537180100820	Receipts	48860630	30101810300000000630	Maryi El Department of RF Savings Bank № 8614, 424000, Yoshkar-Ola town, Pushkin str.,30	№ 3985 , 09.09.1998	09.09.1998
31	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810337180104495	Receipts	48860630	30101810300000000630	Maryi El Department of RF Savings Bank № 8614, 424000, Yoshkar-Ola town, Pushkin str.,30	№ 4766/4 , 03.10.2002	03.10.2002
32	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702840637020300184	Currency, US$	48860630	30101810300000000630	Maryi El Department of RF Savings Bank № 8614, 424000, Yoshkar-Ola town, Pushkin str.,30	№ 184 , 17.10.2002	17.10.2002
33	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702978237020300184	Currency, Euro	48860630	30101810300000000630	Maryi El Department of RF Savings Bank № 8614, 424000, Yoshkar-Ola town, Pushkin str.,31	№ 184 , 17.10.2002	17.10.2002
34	Closed Joint Stock Company Commercial Bank "Guta-Bank", CJSC CB "Guta-Bank"	7710353606	40702810100090001000	Receipts	48860720	30101810100000000720	Branch "Yoshkar-Olinskyi" of CJSC CB "Guta-Bank", 424000, Yoshkar-Ola town, Vashskaya str., 8	№ 1000 , 26.11.2002	26.11.2002
35	Open Joint Stock Company "Bank of foreign trade" , OJSC "Vneshtorgbank"	7702070139	40702810518000000000	Receipts	48860717	30101810100000000717	Branch of OJSC "Vneshtorgbank" in Yoshkar-Ola town, 424000, Yoshkar-Ola town, Palatnaya str., 112, building B	№ 2500, 14.07.2004	14.07.2004
36	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810939130100051	Receipts	48952615	30101810100000000615	Mordoviya's department №8589 village Layambir, Pobedy str., 40	№456, 4.12.2002	04.12.2002
37	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810939130100050	Expense	48952615	30101810100000000615	Mordoviya's department №8589 village Layambir, Pobedy str., 40	№ 455, 4.12.2002	04.12.2002
38	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810939070100153	Receipts	48952615	30101810100000000615	Ruzaevka's BSB №4308 Ruzaevka town, Lenin str., 45	№439, 2.12.2002	02.12.2002

39	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810539030100166	Receipts	48952615	30101810100000000615	Kovylkino's BSB №4303 Kovylkino town, Proletarskaya str., 72	№45, 3.12.2002	03.12.2002
40	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810239070100154	Expense	48952615	30101810100000000615	Ruzaevka's BSB №4308 Ruzaevka town, Lenin str., 45	№440, 2.12.2002	02.12.2002
141	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810939050100063	Receipts	48952615	30101810100000000615	Mordoviya's department №8589 Krasnoslobodsk town, Internatsionalnaya str., 63	№64, 12.12.2002	12.12.2002
142	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810939050100062	Expense	48952615	30101810100000000615	Mordoviya's department №8589 Krasnoslobodsk town, Internatsionalnaya str., 63	№63, 12.12.2002	12.12.2002
143	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810439110150107	Receipts	48952615	30101810100000000615	Torbeevskoe BSB №4313/050 Temnikov town, Grazhdanskaya str., 2	№40702/107, 02.12.2002	02.12.2002
144	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810439110150108	Expense	48952615	30101810100000000615	Torbeevskoe BSB №4313/050 Temnikov town, Grazhdanskaya str., 2	№40702/108, 2.12.2002	02.12.2002
145	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810239120100240	Receipts	48952615	30101810100000000615	Mordoviya's department №8589 settlement Chamzinka, Pobedy str., 2	№294, 29.11.2002	29.11.2002
146	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810239120100239	Expense	48952615	30101810100000000615	Mordoviya's department №8589 settlement Chamzinka, Pobedy str., 2	№293, 29.11.2002	29.11.2002
147	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810339010100742	Expense	48952615	30101810100000000615	Mordoviya's department №8589 Saransk town, 70 years of October str., 86	№457, 4.12.2002	04.12.2002
148	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810039190100137	Receipts	48952615	30101810100000000615	Zubovo-Polayana's BSB №4299 settlement Zubovo-Polayana, Proletarskaya str.,6	№126, 2.12.2002	02.12.2002
149	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810039190100138	Expense	48952615	30101810100000000615	Zubovo-Polayana's BSB №4299 settlement Zubovo-Polayana, Proletarskaya str.,6	№127, 2.12.2002	02.12.2002

150	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810039010100741	Receipts	48952615	30101810100000000615	Mordoviya's department №8589 Saransk town, 70 years of October str., 86	№446, 29.11.2002	29.11.2002
151	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810239010100855	Expense	48952615	30101810100000000615	Mordoviya's department №8589 Saransk town, 70 years of October str., 86	№27, 23.01.2004	23.01.2004
152	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702840309010100071	Currency	48952615	30101810100000000615	Mordoviya's department №8589 Saransk town, 70 years of October str., 86	№34, 29.11.2002	29.11.2002
153	Open Joint Stock Company Joint Stock Commercial Bank "Mordovpromstroibank", OJSC JSCB "Mordovpromstroibank"	1300034972	40702840100000001869	Receipts	48952729	30101810300000000729	OJSC JSCB "Mordovpromstroibank" Saransk town, B.Khmelnitskyi str., 36 a	№54, 20.12.2002	20.12.2002
154	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810542020002022	Settlement	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№40/03, 01.03.2004	01.03.2004
155	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810542020001832	Receipts	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№57/03, 21.02.2003	21.02.2003
156	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810642020001444	Settlement	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№93/03, 02.03.2001	02.03.2001
157	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702978642020000248	Current, currency, Euro	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№516/03-01, 09.12.2002	09.12.2002
158	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702978442020200248	Transit, currency, Euro	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№516/03-01, 09.12.2002	09.12.2002
159	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702978342020300248	Special, transit, currency, Euro	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№516/03-01, 09.12.2002	09.12.2002
160	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702840042020000248	Current, currency, US$	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№300/03-01, 18.09.2002	18.09.2002

161	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702840842020200248	Transit, currency, US$	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№300/03-01, 18.09.2002	18.09.2002
162	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702840742020300248	Special, transit, currency, US$	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№300/03-01, 18.09.2002	18.09.2002
163	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702840742020000263	Current, currency, US$	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№58/03-01, 21.02.2003	21.02.2003
164	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702840542020200263	Transit, currency, US$	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№58/03-01, 21.02.2003	21.02.2003
165	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702840442020300263	Special, transit, currency, US$	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№58/03-01, 21.02.2003	21.02.2003
166	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702978342020000263	Current, currency, Euro	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№59/03-01, 21.02.2003	21.02.2003
167	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702978142020200263	Transit, currency, Euro	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№59/03-01, 21.02.2003	21.02.2003
168	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702978042020300263	Special, transit, currency, Euro	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№59/03-01, 21.02.2003	21.02.2003
169	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702392342020000263	Current, currency, Japanese yen	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№60/03-01, 21.02.2003	21.02.2003
170	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702392142020200263	Transit, currency, Japanese yen	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№60/03-01, 21.02.2003	21.02.2003
171	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702392042020300263	Special, transit, Japanese yen	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№60/03-01, 21.02.2003	21.02.2003

172	Closed Joint Stock Company "Joint stock investment-commercial industrial-construction bank for Nizhny Novgorod oblast", CJSC "Nizhegorodpromstroibank"	5260000548	40702810807720001342	Settlement	42202772	30101810200000000772	CJSC "Nizhegorodpromstroibank" Nizhny Novgorod city, 603950, Gruzinskaya str., 21	No number of 20.02.2003	20.02.2003
173	Closed Joint Stock Company "Joint stock investment-commercial industrial-construction bank for Nizhny Novgorod oblast", CJSC "Nizhegorodpromstroibank"	5260000548	40702840807720000245	Current, currency, US$	42202772	30101810200000000772	CJSC "Nizhegorodpromstroibank" Nizhny Novgorod city, 603950, Gruzinskaya str., 21	№31, 29.05.2003	29.05.2003
174	Closed Joint Stock Company "Joint stock investment-commercial industrial-construction bank for Nizhny Novgorod oblast", CJSC "Nizhegorodpromstroibank"	5260000548	40702978407720000245	Current, currency, Euro	42202772	30101810200000000772	CJSC "Nizhegorodpromstroibank" Nizhny Novgorod city, 603950, Gruzinskaya str., 21	№31, 29.05.2003	29.05.2003
175	Closed Joint Stock Company "Joint stock investment-commercial industrial-construction bank for Nizhny Novgorod oblast", CJSC "Nizhegorodpromstroibank"	5260000548	40702840917720000245	Transit, currency, US$	42202772	30101810200000000772	CJSC "Nizhegorodpromstroibank" Nizhny Novgorod city, 603950, Gruzinskaya str., 21	№31, 29.05.2003	29.05.2003
176	Closed Joint Stock Company "Joint stock investment-commercial industrial-construction bank for Nizhny Novgorod oblast", CJSC "Nizhegorodpromstroibank"	5260000548	40702978517720000245	Transit, currency, Euro	42202772	30101810200000000772	CJSC "Nizhegorodpromstroibank" Nizhny Novgorod city, 603950, Gruzinskaya str., 21	№31, 29.05.2003	29.05.2003
177	Closed Joint Stock Company Commercial Bank "Rosbank-Volga", CJSC "Rosbank-Volga"	5260059340	40702810200000000032	Settlement	42202814	30101810100000000814	CJSC "Rosbank-Volga", 603000, Nizhny Novgorod city, Novaya str., 17б	No number of 14.11.1997	14.11.1997
178	Closed Joint Stock Company Commercial Bank "Rosbank-Volga", CJSC "Rosbank-Volga"	5260059340	40702840500000000032	Current, currency, US$	42202814	30101810100000000814	CJSC "Rosbank-Volga", 603000, Nizhny Novgorod city, Novaya str., 17б	No number of 14.11.1997	14.11.1997
179	Closed Joint Stock Company Commercial Bank "Rosbank-Volga", CJSC "Rosbank-Volga"	5260059340	40702840800001000032	Transit, currency, US$	42202814	30101810100000000814	CJSC "Rosbank-Volga", 603000, Nizhny Novgorod city, Novaya str., 17б	No number of 14.11.1997	14.11.1997
180	Closed Joint Stock Company Commercial Bank "Rosbank-Volga", CJSC "Rosbank-Volga"	5260059340	40702392100000000032	Special, transit, currency, US$	42202814	30101810100000000814	CJSC "Rosbank-Volga", 603000, Nizhny Novgorod city, Novaya str., 17б	No number of 14.11.1997	14.11.1997
181	Closed Joint Stock Company Commercial Bank "Rosbank-Volga", CJSC "Rosbank-Volga"	5260059340	40702392100000000032	Current, currency, Euro	42202814	30101810100000000814	CJSC "Rosbank-Volga", 603000, Nizhny Novgorod city, Novaya str., 17б	No number of 14.11.1997	14.11.1997
182	Closed Joint Stock Company Commercial Bank "Rosbank-Volga", CJSC "Rosbank-Volga"	5260059340	40702392400001000032	Transit, currency, Euro	42202814	30101810100000000814	CJSC "Rosbank-Volga", 603000, Nizhny Novgorod city, Novaya str., 17б	No number of 14.11.1997	14.11.1997

183	Closed Joint Stock Company Commercial Bank "Rosbank-Volga", CJSC "Rosbank-Volga"	5260059340	40702392700002000032	Special, transit, currency, Euro	42202814	30101810100000000814	CJSC "Rosbank-Volga", 603000, Nizhny Novgorod city, Novaya str., 176	No number of 14.11.1997	14.11.1997
184	Open Joint Stock Company "Bank of foreign trade" , OJSC "Vneshtorgbank"	7702070139	40702810224000211974	Expense	42202837	30101810200000000837	Nizhny Novgorod branch of OJSC "Vneshtorgbank", 603950, GSP 78, Reshetnikovskaya str., 4	№1974, 03.03.2004	03.03.2004
185	Open Joint Stock Company "Bank of foreign trade" , OJSC "Vneshtorgbank"	7702070139	40702810424000011974	Receipts	42202837	30101810200000000837	Nizhny Novgorod branch of OJSC "Vneshtorgbank", 603950, GSP 78, Reshetnikovskaya str., 4	№1974, 19.02.2004	19.02.2004
186	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	5260901817	40702810042160001823	Receipts	42202603	30101810900000000603	Dzerzhinsk's BSB №4342, Dzerzhinsk town, Uritskyi str., 12	No number of 24.01.2001	24.01.2001
187	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	5260901817	40702810442410002075	Receipts	42202603	30101810900000000603	Sarov's BSB №7695/01, Ardatov town, Chkalov str., 1a	No number of 06.06.1997	06.06.1997
188	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	5260901817	40702810342360105164	Receipts	42202603	30101810900000000603	Pavlovo's BSB №4378/097, Bogorodsk town, Lenin str., 206-a	No number of 08.10.2002	08.10.2002
189	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	5260901817	40702810342360103072	Receipts	42202603	30101810900000000603	Pavlovo's BSB №4378/095, Vacha, Sovetskaya str., 26	No number of 01.03.2001	01.03.2001
190	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	5260901817	40702810842410004071	Receipts	42202603	30101810900000000603	Sarov's BSB №7695/35, Voznesensk, Sovetskaya str., 14	No number of 01.03.2001	07.07.1995
191	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	5260901817	40702810842160001007	Receipts	42202603	30101810900000000603	Dzerzhinsk's BSB №4342/094, Volodarsk, Kooperativnaya str., 15	No number of 08.08.1998	08.08.1998
192	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	5260901817	40702810842370000270	Receipts	42202603	30101810900000000603	Vyksa's BSB №4379, Vyksa, Krasnye Zori str., 7-a	No number of 10.10.2002	10.10.2002
193	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	5260901817	40702810742370104687	Receipts	42202603	30101810900000000603	Vyksa's BSB №4379/043, Kulebaki, S.Razin str., 50	No number of 10.10.2002	10.10.2002
194	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	5260901817	40702810342370108067	Receipts	42202603	30101810900000000603	Vyksa's BSB №4379/0050, Navashino, Dzerzhinskyi str., 4	No number of 10.10.2002	10.10.2002

5	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	5260901817	40702810842360100533	Receipts	42202603	30101810900000000603	Pavlovo's BSB №4378, Pavlovo town, Suvorov str., 14	No number of 10.10.2002	10.10.2002
6	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	5260901817	40702810142360101054	Receipts	42202603	30101810900000000603	Pavlovo's BSB №4378, Sosnovskoe, Lenin str., 60	No number of 29.03.2001	29.03.2001
·7	Closed Joint Stock Company "Joint stock investment-commercial industrial-construction bank for Nizhny Novgorod oblast", CJSC "Nizhegorodpromstroibank"	5260000548	40702810007140000024	Receipts	42202772	30101810200000000772	Dzerzhinsk's branch of CJSC "Nizhegorodpromstroibank", Dzerzhinsk, Pravdy str., 2	No number of 24.01.1996	24.01.1996
·8	Closed Joint Stock Company "Joint stock investment-commercial industrial-construction bank for Nizhny Novgorod oblast", CJSC "Nizhegorodpromstroibank"	5260000548	40702810507830000157	Receipts	42202772	30101810200000000772	Navashino's branch of CJSC "Nizhegorodpromstroibank", Navashino, Pochtovaya str., 1	No number of 01.07.1993	01.07.1993
·9	Closed Joint Stock Company "Joint stock investment-commercial industrial-construction bank for Nizhny Novgorod oblast", CJSC "Nizhegorodpromstroibank"	5260000548	40702810207880000033	Receipts	42202772	30101810200000000772	Kulebaki's branch of CJSC "Nizhegorodpromstroibank", Kulebaki, Vorovskyi str., 41	No number of 30.07.1993	30.07.1993
·00	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	5260901817	40702810542160102840	Expense	42202603	30101810900000000603	Dzerzhinsk's BSB №4342, Dzerzhinsk town, Uritskyi str., 12	No number of 24.01.1996	24.01.1996
·01	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810542140100558	Receipts	42202603	30101810900000000603	Gorodets BSB №4340, Gorodets town, Proletarskaya str., 30	№558 , 25.12.2000	25.12.2000
·02	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810742140100688	Expense	42202603	30101810900000000603	Gorodets BSB №4340, Gorodets town, Proletarskaya str., 30	No number of 31.10.2003	31.10.2003
·03	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810142140101180	Receipts	42202603	30101810900000000603	Gorodets BSB №4340, Gorodets town, Proletarskaya str., 30	No number of 22.12.2000	11.10.2002
·04	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810542110000345	Receipts	42202603	30101810900000000603	Bor's BSB №4335, Bor town, Lenin str., 157	No number of 23.12.2000	29.10.2002

205	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810942210000094	Receipts	42202603	30101810900000000603	Bor's BSB №4335, Bor town, Lenin str., 157	No number of 25.12.2000	25.12.2000
206	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810642180000071	Receipts	42202603	30101810900000000603	Gorodets BSB №4340, Gorodets town, Proletarskaya str., 30	No number of 23.12.2000	26.12.2000
207	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810042130000317	Receipts	42202603	30101810900000000603	Bor's BSB №4335, Bor town, Lenin str., 157	No number of 28.12.2000	15.03.2001
208	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810742140100167	Receipts	42202603	30101810900000000603	Gorodets BSB №4340, Gorodets town, Proletarskaya str., 30	No number of 23.12.2000	28.03.2001
209	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810142140100372	Receipts	42202603	30101810900000000603	Gorodets BSB №4340, Gorodets town, Proletarskaya str., 30	No number of 26.12.2000	27.03.2001
210	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810742190000385	Receipts	42202603	30101810900000000603	Kstovo's BSB №4345, Kstovo town, Lenin avenue, 3	№01, 03.01.2001	09.12.2000
211	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810342190000879	Expense	42202603	30101810900000000603	Kstovo's BSB №4345, Kstovo town, Lenin avenue, 3	№284\03, 30.10.2003	30.10.2003
212	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810242200100154	Receipts	42202603	30101810900000000603	Lyskovo's BSB № 4346, Lyskovo town, Nesterov str., 2	№02 , 01.07.2003	14.02.2001
213	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810142260100087	Receipts	42202603	30101810900000000603	Sergach's BSB № 4356, Sergach town, Kazakov str.,3	№02 , 01.07.2003	15.02.2001
214	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810242260002098	Receipts	42202603	30101810900000000603	Sergach's BSB № 4356/061, settlement Pilna	№02 , 01.07.2003	10.012000
215	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810442200102091	Receipts	42202603	30101810900000000603	Lyskovo's BSB № 4346/046, settlement Vorotynets	№02 , 01.07.2003	14.03.2001

216	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810242260006036	Receipts	42202603	30101810900000000603	Sergach's BSB № 4356/090, village Sechenovo	№02 , 01.07.2003	15.02.2001
217	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810542260204075	Receipts	42202603	30101810900000000603	Sergach's BSB № 4356/079, settlement Buturlino	№02 , 01.07.2003	14.02.2001
218	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810142260008053	Receipts	42202603	30101810900000000603	Sergach's BSB № 4356/0107, village Urazovka	№02 , 01.07.2003	14.02.2001
219	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810142200004295	Receipts	42202603	30101810900000000603	Lyskovo's BSB № 4346/061, village Spasskoe	№02 , 01.07.2003	14.01.2001
220	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810542200108050	Receipts	42202603	30101810900000000603	Lyskovo's BSB № 4346/077, settlement B.Murashkino	№02 , 01.07.2003	20.02.2001
221	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810842200106040	Receipts	42202603	30101810900000000603	Lyskovo's BSB № 4346/072, Knyaginino town	№02 , 01.07.2003	15.02.2001
222	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810842320000194	Receipts	42202603	30101810900000000603	Arzamas BSB №368, Arzamas town, Kirov str., 36	№02 , 01.07.2003	15.02.2001
223	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810442320000361	Expense	42202603	30101810900000000603	Arzamas BSB №368, Arzamas town, Kirov str., 36	№02 , 01.07.2003	29.10.2003
224	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810442240180057	Sub-account	42202603	30101810900000000603	Lukoayanov's BSB №4354/076, village B.Boldino, Krasnaya str.,.9	№02 , 01.07.2003	22.02.2001
225	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810042320007159	Sub-account	42202603	30101810900000000603	Arzamas BSB №368/0108, settlement Vad, May 1 str., 39/A	№02 , 01.07.2003	05.03.2001
226	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810442240160051	Sub-account	42202603	30101810900000000603	Lukoayanov's BSB №4354/064, village Gagino, Kommunisticheskaya str., 12/A	№02 , 01.07.2003	23.02.2001

227	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810242190005055	Sub-account	42202603	30101810900000000603	Kstovo's BSB №4345/049, settlement D.Konstantinovo, Sovetskaya str., 48	№02 , 01.07.2003	02.03.2001
228	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810242410003096	Sub-account	42202603	30101810900000000603	Sarov's BSB №7695/025, village Diveevo, Shkolnaya str., 5A	№02 , 01.07.2003	01.03.2001
229	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810242240100101	Sub-account	42202603	30101810900000000603	Lukoayanov's BSB №4354, Lukoayanov town, Krasnyi pereulok, 11	№02 , 01.07.2003	22.02.2001
230	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810642410005050	Sub-account	42202603	30101810900000000603	Sarov's BSB №7695/047, Pervomaisk town, Ulyanov str., 1	№02 , 01.07.2003	20.09.2002
231	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810442320006158	Sub-account	42202603	30101810900000000603	Arzamas BSB №368/0101, Perevoz town, Lugovaya str., 37	№02 , 01.07.2003	26.02.2001
232	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810942240130028	Sub-account	42202603	30101810900000000603	Lukoayanov's BSB №4354/042, village Pochinki, Lunacharskyi str.	№02 , 01.07.2003	22.03.2000
233	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810642320005069	Sub-account	42202603	30101810900000000603	Arzamas BSB №368/084, settlement Shatki, Federativnaya str., 11	№02 , 01.07.2003	15.02.2001
234	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810842340003155	Receipts	42202603	30101810900000000603	Additional office №4370/061of Shakhuniya's BSB №4370, Uren town, Lenin str., 73	№ 02 , 01.07.2003	07.02.2001
235	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810542340003222	Expense	42202603	30101810900000000603	Additional office №4370/061of Shakhuniya's BSB №4370, Uren town, Lenin str., 73	№119/2 , 30.10.03	30.10.2003
236	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810642340002071	Sub-account	42202603	30101810900000000603	Additional office №4370/051of Shakhuniya's BSB №4370, Vetluga town, Lenin str., 45б	№ 02 , 01.07.2003	09.02.2001
237	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810042110120055	Sub-account	42202603	30101810900000000603	Additional office №4335/078 of Bor's BSB №4335 settlement Varnavino, Komsomolskaya str., 2	№ 02 , 01.07.2003	09.02.2001

:38	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810742110110116	Sub-account	42202603	30101810900000000603	Additional office №4335/071 of Bor's BSB №4335 settlement Kr.Baki, Svobody str., 57	№ 02 , 01.07.2003	09.02.2001
:39	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810442340005090	Sub-account	42202603	30101810900000000603	Additional office №4370/074 of Shakhuniya's BSB №4370, settlement Tonkino, Kommunisticheskaya str.	№ 02 , 01.07.2003	08.02.2001
:40	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810342340006348	Sub-account	42202603	30101810900000000603	Additional office №4370/078 of Shakhuniya's BSB №4370, settlement Tonshaevo, Tsentralnaya str., 25	№ 02 , 01.07.2003	08.02.2001
:41	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810642340000183	Sub-account	42202603	30101810900000000603	Shakhuniya's BSB №4370, Shakhuniya town, Sovetskaya str., 21	№ 02 , 01.07.2003	08.02.2001
:42	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810442340004091	Sub-account	42202603	30101810900000000603	Additional office №4370/070 of Shakhuniya's BSB №4370, settlement Sharanga, Lenin str., 37	№ 02 , 01.07.2003	08.02.2001
243	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810142340000191	Sub-account	42202603	30101810900000000603	Shakhuniya's BSB №4370, Shakhuniya town, Sovetskaya str., 21	№01 , 03.01.2001	25.05.2001
244	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810442340000192	Sub-account	42202603	30101810900000000603	Shakhuniya's BSB №4370, Shakhuniya town, Sovetskaya str., 21	№01 , 03.01.2001	25.05.2001
245	Closed Joint Stock Company "Joint stock investment-commercial industrial-construction bank for Nizhny Novgorod oblast", CJSC "Nizhegorodpromstroibank"	5260000548	40702810207720000150	Settlement	42202772	30101810200000000772	CJSC "Nizhegorodpromstroibank", 603950, Nizhny Novgorod, Gruzinskaya str., 21	No number of 31.05.1994	31.05.1994
246	Closed Joint Stock Company "Joint stock investment-commercial industrial-construction bank for Nizhny Novgorod oblast", CJSC "Nizhegorodpromstroibank"	5260000548	40206810807727310011	Budget	42202772	30101810200000000772	CJSC "Nizhegorodpromstroibank", 603950, Nizhny Novgorod, Gruzinskaya str., 21	No number of 02.12.1996	02.12.1996
247	Closed Joint Stock Company "Joint stock investment-commercial industrial-construction bank for Nizhny Novgorod oblast", CJSC "Nizhegorodpromstroibank"	5260000548	40702810007720001294	Settlement	42202772	30101810200000000772	CJSC "Nizhegorodpromstroibank", 603950, Nizhny Novgorod, Gruzinskaya str., 21	No number of 08.10.2002	08.10.2002

248	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810042020001714	Settlement	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	No number of 09.10.2002	09.10.2002
249	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810542020001939	Settlement	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	No number of 31.10.2003	31.10.2003
250	Closed Joint Stock Company "Joint stock investment-commercial industrial-construction bank for Nizhny Novgorod oblast", CJSC "Nizhegorodpromstroibank"	5260000548	40702810407720000002	Settlement	042202772	30101810200000000772	CJSC "Nizhegorodpromstroibank", 603950, Nizhny Novgorod, Gruzinskaya str., 21	No number of 21.03.2003	01.01.1998
251	Closed Joint Stock Company "Joint stock investment-commercial industrial-construction bank for Nizhny Novgorod oblast", CJSC "Nizhegorodpromstroibank"	5260000548	40702810607720001296	Settlement	042202772	30101810200000000772	CJSC "Nizhegorodpromstroibank", 603950, Nizhny Novgorod, Gruzinskaya str., 21	No number of 21.03.2004	08.10.2002
252	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810942050004276	Settlement	042202603	30101810900000000603	Nizhny Novgorod's department № 7 of Volgo-Vyatskyi bank of RF SB, 603155, Minin str., 35	№ 40702810942050004276 , 30.10.2003	30.10.2003
253	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810442050003395	Settlement	042202603	30101810900000000603	Nizhny Novgorod's department № 7 of Volgo-Vyatskyi bank of RF SB, 603155, Minin str., 36	№ 40702810442050003395 , 11.10.2002	11.10.2002
254	Closed Joint Stock Company "Joint stock investment-commercial industrial-construction bank for Nizhny Novgorod oblast", CJSC "Nizhegorodpromstroibank"	5260000548	40702810807720001290	Settlement	42202772	30101810200000000772	CJSC "Nizhegorodpromstroibank", 603950, Nizhny Novgorod, Gruzinskaya str., 21	No number of 26.09.2002	26.09.2002
255	Closed Joint Stock Company "Joint stock investment-commercial industrial-construction bank for Nizhny Novgorod oblast", CJSC "Nizhegorodpromstroibank"	5260000548	40702810907720000942	Settlement	42202772	30101810200000000772	CJSC "Nizhegorodpromstroibank", 603950, Nizhny Novgorod, Gruzinskaya str., 21	No number of 12.08.1999	12.08.1999
256	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810742020001674	Settlement	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№90/03 , 7.06.2002	07.06.2002
257	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810242020001938	Settlement	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№256/03 , 31.10.2003	31.10.2003

258	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810246170120169	Receipts	045354601	30101810300000000806	Abdulinsk's BSB 4237/052461630 Buguruslan town, Revolutsionnaya str., 13	№ 169 , 3.12.2002	04.12.2002
259	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810346260120128	Receipts	045354601	30101810300000000806	Buguruslan's BSB 83/059461630 Buguruslan town, Revolutsionnaya str., 13	№ 7618 , 29.11.2002	02.12.2002
260	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810346260100452	Receipts	045354601	30101810300000000806	Buguruslan's BSB 83461630 Buguruslan town, Revolutsionnaya str., 13	№ 7616 , 29.11.2002	02.12.2002
261	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810646260100453	Expense	045354601	30101810300000000806	Buguruslan's BSB 83461630 Buguruslan town, Revolutsionnaya str., 13	№ 7617 , 29.11.2002	02.12.2002
262	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810746170100168	Receipts	045354601	30101810300000000806	Abdulinsk's BSB 4237461630 Buguruslan town, Revolutsionnaya str., 13	№ 168 , 3.12.2002	03.12.2002
263	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810946260140074	Receipts	045354601	30101810300000000806	Buguruslan's BSB 83/083461630 Buguruslan town, Revolutsionnaya str., 13	№ 7916 , 29.11.2002	02.12.2002
264	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810046110100129	Expense	045354601	30101810600000000601	Oktayabrskyi's BSB 4228, 462030 village Oktayabrskyi, Lunacharskyi str., 42	№ 200 , 02.12.2002	03.12.2002
265	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810746110100128	Receipts	045354601	30101810600000000601	Oktayabrskyi's BSB 4228, 462030 village Oktayabrskyi, Lunacharskyi str., 42	№ 201 , 02.12.2002	03.12.2002
266	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810846040100088	Receipts	045354601	30101810600000000601	Oktayabrskyi's BSB 4228/048, 462010 village Tyulgan, Oktayabrskaya str., 17	№ 18 , 02.12.2002	03.12.2002
267	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810446110103014	Receipts	045354601	30101810600000000601	Oktayabrskyi's BSB 4228/048, 462010 village Tyulgan, Oktayabrskaya str., 17	Add. contract №3 of 16.06.04. To agreement №18 of 02.12.02.	16.06.2004
268	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810146110000268	Receipts	045354601	30101810600000000601	Oktayabrskyi's BSB 4228/031, 461420 village Sakmara, Feldsherskaya str., 24	№ 202 , 02.12.2002	03.12.2002

269	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810146110102315	Receipts	045354601	30101810600000000601	Oktayabrskyi's BSB 4228/031, 461420 village Sakmara, Feldsherskaya str., 24	Add. Contract without number of 22.06.04. To agreement №202 of 02.12.02.	22.06.2004
270	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40602810346150100633	Receipts	045354601	30101810600000000601	Sorochinsk's BSB 4235, 461900 Sorochinsk town, K.Marx str., 32	№ 512 , 30.11.2002	30.11.2002
271	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40602810946150100635	Expense	045354601	30101810600000000601	Sorochinsk's BSB 4235/094, 461900 Sorochinsk town, K.Marx str., 32	№ 512 , 30.11.2002	30.11.2002
272	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810646050102933	Receipts	045354601	30101810600000000601	Perevolotsk's BSB 8623/034, 61263 settlement Perevolotsk, Leninskaya str., 115 a	№ 6 , 26.09.2002	02.12.2002
273	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810346300100024	Receipts	045354601	30101810600000000601	Krasnogvardeisk's BSB 6090, 461150 village Pleshanovo, Gagarin str., 29-a	№ 360 , 03.12.2002	02.12.2003
274	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40602810646150100634	Receipts	045354601	30101810600000000601	Sorochinsk's BSB 4235/073, 461170 Sorochinsk town, K.Marx str., 32	№ 512 , 30.11.2002	30.11.2002
275	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810546330100111	Receipts	045354601	30101810600000000601	Novosergievska's BSB 6094, 461200 village Novosergievka, Sovetskaya str.	№ 2 , 02.12.2002	02.12.2002
276	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810546080100254	Receipts	045354601	30101810600000000601	Yasnyi's BSB 4324 462781 Yasnyi town, Lenin str., 34	№ 501 , 29.11.2002	29.11.2002
277	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810846080100255	Expense	045354601	30101810600000000601	Yasnyi's BSB 4324 462781 Yasnyi town, Lenin str., 34	№ 502 , 29.11.2002	29.11.2002
278	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810046080200256	Receipts	045354601	30101810600000000601	Yasnyi's BSB 4324/032 462734 settlement Dombarovskyi, Gorky str., 2-a	№ 503 , 29.11.2002	29.11.2002
279	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810846080100093	Receipts	045354601	30101810600000000601	Svetlyi's BSB 7910, 462740 settlement Svetlyi, Torgovaya str., 4	№ 34 , 29.11.2002	29.11.2002

280	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810146270100095	Receipts	045354601	30101810600000000601	Adamovskoe BSB 2085, 462830 settlement Adamovka, Lenin str., 18	№ 28Б-02 , 03.12.2002	03.12.2002
281	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810546120100091	Receipts	045354601	30101810600000000601	Kvarkeno's BSB 4229, 462860 settlement Kvarkeno, Tsentralnaya str., 23 A	№ 040702810546120 100091 , 04.12.2002	04.12.2002
282	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810846320179124	Receipts	045354601	30101810600000000601	Gaiskoe BSB 6093, settlement Novoorsk, Lenin str., 7 б	№ 040702810546120 100124 , 03.12.2002	03.12.2002
283	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810646310111415	Receipts	045354601	30101810600000000601	Orsk's BSB 8290, 462404 Orsk town, Chernyshov str., 7A	№ 4702/1415 , 29.11.2002	29.11.2002
284	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810946310111416	Receipts	045354601	30101810600000000601	Orsk's BSB 8290, 462404 Orsk town, Chernyshov str., 7A	№ 4702/1416 , 29.11.2002	03.12.2002
285	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810846220100772	Receipts	045354601	30101810600000000601	Novotroitsk's BSB 6969, 462320 Novotroitsk town, Sovetskaya str., 118a	№ 407028108462201 00772 , 2.12.2002	02.12.2002
286	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810146220100773	Expense	045354601	30101810600000000601	Novotroitsk's BSB 696946, 2320 Novotroitsk town, Sovetskaya str., 118a	№ 407028108462201 00773 , 2.12.2002	02.12.2002
287	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810546320100231	Receipts	045354601	30101810600000000601	Gai's BSB 6093462630 Gai town, Dekabristov str., 6	№ 407028108462201 00231 , 2.12.2002	05.12.2002
288	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810246280120004	Receipts	045354601	30101810600000000601	Kuvandykskoe BSB 6088/056462270 Mednogorsk town, Lenin str., 4	№ 4070204 , 2.12.2002	05.12.2002
289	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810646140100243	Receipts	045354601	30101810600000000601	Sol-Iletsk's BSB 4234/038461500 Sol-Iletsk town, Svetachev str., 13 a	№ 243 , 29.11.2002	29.11.2002
290	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810346050101933	Receipts	045354601	30101810600000000601	Orenburg's BSB 8623/03, 460000 Orenburg city, Pravdy str., 57	№ 30 , 2.12.2002	3.12.2002

291	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810646210100102	Receipts	045354601	30101810600000000601	Sol-Iletsk's BSB 4234/039, 461550 settlement Akbulak, Kirov str., 46	№ 243 , 29.11.2002	29.11.2002
292	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810346140100242	Expense	045354601	30101810600000000601	Sol-Iletsk's BSB 4234/038, 461550 settlement Akbulak, Kirov str., 46	№ 243 , 29.11.2002	29.11.2002
293	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810646280100268	Settlement	045354601	30101810600000000601	Kuvandyk's BSB 6088, 462243 Kuvandyk town, Orenburgskaya str., 23	№ 40702/268 , 2.12.2002	01.12.2002
294	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810346130120135	Receipts	045354601	30101810600000000601	Saraktash's BSB 4232/037, 461330 settlement Belyaevka, Bankovskaya str., 11a	№ 20135 , 2.12.2002	01.12.2002
295	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810746130100205	Receipts	045354601	30101810600000000601	Saraktash's BSB 4232, 462100 settlement Saraktash, Mira str., 92	№ 55 , 8.05.03	01.12.2002
296	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810946280100269	Expense	045354601	30101810600000000601	Kuvandyk's BSB 6088, 462243 Kuvandyk town, Orenburgskaya str., 23	№ 40702/269 , 2.12.2002	01.12.2002
297	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810346200100658	Receipts	045354601	30101810600000000601	Buzuluk's BSB 4251, 461040 Buzuluk town, Komsomolskaya str., 100	№ 5-129 , 29.11.2002	05.12.2002
298	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810646200100659	Expense	045354601	30101810600000000601	Buzuluk's BSB 4251, 461040 Buzuluk town, Komsomolskaya str., 100	№ 5-130 , 29.11.2002	05.12.2002
299	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810946200200657	Receipts	045354601	30101810600000000601	Buzuluk's BSB 4251/080, 461800 settlement Grachevka, Sovetskaya str., 2	№ 5-128 , 29.11.2002	02.12.2002
300	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810946290100165	Receipts	045354601	30101810600000000601	Kurmanaevka's BSB 6089, 461060 settlement Kurmanaevka, Krestiayanskaya str., 8a	№ 489 , 2.12.2002	02.12.2002
301	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810246290100166	Receipts	045354601	30101810600000000601	Kurmanaevka's BSB 6089, 461980 settlement Pervomaiskyi, Mirnaya str., 29a	№ 490 , 2.12.2002	02.12.2002

302	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40602810246150100636	Receipts	045354601	30101810600000000601	Sorochinskoe BSB 4235/096, 461131 settlement Totskoe, Krasnaya ploshchad str., 8	№ 513 , 03.12.2004	02.12.2002
303	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810146160100215	Receipts	045354601	30101810600000000601	Sharlyk's BSB 4236, 461450 village Sharlyk, Kalininskaya str., 1	№ 99 , 2.12.2002	02.12.2002
304	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810146160100214	Expense	045354601	30101810600000000601	Sharlyk's BSB 4236, 461450 village Sharlyk, Kalininskaya str., 1	№ 98 , 2.12.2002	02.12.2002
305	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810246330100301	Receipts	045354601	30101810600000000601	Novosergievskoe BSB 6094/043, 461450 village Alexandrovka, Roshchipkin str., 8	No number of 2.12.2002	02.12.2002
306	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810546160100213	Receipts	045354601	30101810600000000601	Sharlyk's BSB 4236/029, 461450 village Ponomarevka, Sovetskaya str., 26	№ 155 , 2.12.2002	02.12.2002
307	Closed Joint Stock Company Joint Stock Commercial bank "Sviyaz-Bank", CJSC JSCB "Sviyaz-Bank"	7710301140	40702810000030000698	Settlement	045354859	30101810300000000859	Orenburg's branch of JSCB "Sviyaz-Bank" , 460000 Orenburg city, Kirov str., 18	№401 , 02.12.2002	02.12.2002
308	Closed Joint Stock Company Joint Stock Commercial bank "Sviyaz-Bank", CJSC JSCB "Sviyaz-Bank"	7710301140	40702810900030100698	Current	045354859	30101810300000000859	Orenburg's branch of JSCB "Sviyaz-Bank" , 460000 Orenburg city, Kirov str., 18	№401 , 02.12.2002	02.12.2002
309	Closed Joint Stock Company Joint Stock Commercial bank "Sviyaz-Bank", CJSC JSCB "Sviyaz-Bank"	7710301140	40702810700030800020	Corporate	045354859	30101810300000000859	Orenburg's branch of JSCB "Sviyaz-Bank" , 460000 Orenburg city, Kirov str., 18	№401 , 02.12.2002	02.12.2002
310	Closed Joint Stock Company Joint Stock bank of gas industry "Gazprombank", CJSC JSB "Gazprombank"	7744001497	40702810960230000986	Settlement	045354854	30101810800000000854	CJSC JSB "Gazprombank" – Orenburg's branch, 460021 Orenburg city, Pravdy str., 18	№986 , 02.12.2002	02.12.2002
311	Limited liability Company Orenburg's Mortgage Commercial bank "Rus", LLC OMCB "Rus"	5610032958	40702810900000003064	Settlement	045354886	30101810700000000886	OMCB "Rus" (LLC) Orenburg city, 460000 Orenburg city, Shevchenko pereulok, 7	№343 , 04.12.2002	04.12.2002
312	Limited liability Company Orenburg's Mortgage Commercial bank "Rus", LLC OMCB "Rus"	5610032958	40203810700000003064	Budget	045354886	30101810700000000886	OMCB "Rus" (LLC) Orenburg city, 460000 Orenburg city, Shevchenko pereulok, 7	№344 , 04.12.2002	05.12.2002

313	Limited liability Company Orenburg's Mortgage Commercial bank "Rus", LLC OMCB "Rus"	5610032958	40702810500000000771	Settlement sub-account	045354886	30101810700000000886	OMCB "Rus" (LLC) Orenburg city, 460000 Orenburg city, Shevchenko pereulok, 7	№ 197 , 09.02.2004	09.02.2004
314	Head Cash Center of Main Department of RF Central Bank in Orenburg oblast	7702235133	40203810400000000016	Budget	045354001	Not available	Head Cash Center of Main Department of RF Central Bank in Orenburg oblast, 460000, Orenburg city, Krasnoznamennaya str., 22	№02-155 , 02.12.2002	02.12.2002
315	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810546020102047	Settlement	045354601	30101810600000000601	Orenburg's BSB 8623 Orenburg city, 460000 Orenburg city, Volodarsky str., 16	№16-01/442 , 29.11.2002	29.11.2002
316	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810846020102048	Settlement	045354601	30101810600000000601	Orenburg's BSB 8623 Orenburg city, 460000 Orenburg city, Volodarsky str., 16	№16-01/443 , 29.11.2002	29.11.2002
317	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810146020102049	Current	045354601	30101810600000000601	Orenburg's BSB 8623 Orenburg city, 460000 Orenburg city, Volodarsky str., 16	№ 16-01/444 , 29.11.2002	29.11.2002
318	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702840246020100144	Current, currency	045354601	30101810600000000601	Orenburg's BSB 8623 Orenburg city, 460000 Orenburg city, Volodarsky str., 16	№40702/144 , 02.12.2002	02.12.2002
319	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702840146020200144	Transit, currency	045354601	30101810600000000601	Orenburg's BSB 8623 Orenburg city, 460000 Orenburg city, Volodarsky str., 16	№40702/144 , 02.12.2002	02.12.2002
320	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702840046020300144	Special, transit, currency	045354601	30101810600000000601	Orenburg's BSB 8623 Orenburg city, 460000 Orenburg city, Volodarsky str., 16	№40702/144 , 02.12.2002	02.12.2202
321	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702978846020100144	Current, currency	045354601	30101810600000000601	Orenburg's BSB 8623 Orenburg city, 460000 Orenburg city, Volodarsky str., 16	№40702/144 , 02.12.2002	02.12.2002
322	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702978746020200144	Transit, currency	045354601	30101810600000000601	Orenburg's BSB 8623 Orenburg city, 460000 Orenburg city, Volodarsky str., 16	№40702/144 , 02.12.2002	02.12.2002
323	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702978646020300144	Special, transit, currency	045354601	30101810600000000601	Orenburg's BSB 8623 Orenburg city, 460000 Orenburg city, Volodarsky str., 16	№40702/144 , 02.12.2002	02.12.2002

324	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810848000112954	Receipts	044525225	30101810400000000225	Penza's BSB 8624 of Russia's Savings Bank, Penza city, Suvorov str., 81	№4070281012954 29.11.2002	27.11.2002
325	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810948000113390	Expense	044525225	30101810400000000225	Penza's BSB 8624 of Russia's Savings Bank, Penza city, Suvorov str., 81	№4070281013390 30.01.2004	30.01.2004
326	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702978248000200230	Currency, transit	044525225	30101810400000000225	Penza's BSB 8624 of Russia's Savings Bank, Penza city, Suvorov str., 81	№4070297800230 21.01.2003	21.01.2003
327	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702978348000100230	Currency, current	044525225	30101810400000000225	Penza's BSB 8624 of Russia's Savings Bank, Penza city, Suvorov str., 81	№4070297800230 21.01.2003	21.01.2003
328	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810348000112962	Receipts	044525225	30101810400000000225	Penza's BSB 8624 of Russia's Savings Bank, Penza city, Suvorov str., 81	№12962, 29.11.2002	29.11.2002
329	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810248000113391	Expense	044525225	30101810400000000225	Penza's BSB 8624 of Russia's Savings Bank, Penza city, Suvorov str., 81	№4070281013391 30.01.04	30.01.2004
330	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810048000112961	Receipts	044525225	30101810400000000225	Penza's BSB 8624 of Russia's Savings Bank, Penza city, Suvorov str., 81	№12961, 29.11.2002	01.12.2002
331	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810848000113393	Expense	044525225	30101810400000000225	Penza's BSB 8624 of Russia's Savings Bank, Penza city, Suvorov str., 81	№4070281013393 02.02.2004	02.02.2004
332	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810048000112958	Receipts	044525225	30101810400000000225	Penza's BSB 8624 of Russia's Savings Bank, Penza city, Suvorov str., 81	№12958, 29.11.2002	30.11.2002
333	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810548000113392	Expense	044525225	30101810400000000225	Penza's BSB 8624 of Russia's Savings Bank, Penza city, Suvorov str., 81	№4070281013392 30.01.2004	30.01.2004
334	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810348000112959	Receipts	044525225	30101810400000000225	Penza's BSB 8624 of Russia's Savings Bank, Penza city, Suvorov str., 81	№12959, 29.11.2002	29.11.2002

335	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810748000112960	Expense	044525225	30101810400000000225	Penza's BSB 8624 of Russia's Savings Bank, Penza city, Suvorov str., 81	№12960, 29.11.2002	29.11.2002
336	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810948060100068	Receipts	044525225	30101810400000000225	M.Serdoba's BSB 4014 of Russia's Savings Bank, Penza's oblast, village M.Serdoba, Leninskaya str., 41	№68, 28.11.2002	29.11.2002
337	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810248060100085	Expense	044525225	30101810400000000225	M.Serdoba's BSB 4014 of Russia's Savings Bank, Penza's oblast, village M.Serdoba, Leninskaya str., 41	№ 407028100085 28.01.2004	28.01.2004
338	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810648270100161	Receipts	044525225	30101810400000000225	Mokshan's BSB 4289 of Russia's Savings Bank, Penza's oblast, settlement Mokshan, Penzenskaya str.,7	№829, 29.11.2002	29.11.2002
339	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810148270100182	Expense	044525225	30101810400000000225	Mokshan's BSB 4289 of Russia's Savings Bank, Penza's oblast, settlement Mokshan, Penzenskaya str.,7	№4070281000182 28.01.2004	28.01.2004
340	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810748110100202	Receipts	044525225	30101810400000000225	Bessonovka's BSB 8459 of Russia's Savings Bank, Penza's oblast, village Bessonovka, Nagornaya str., 12a	№202, 29.11.2002	02.12.2002
341	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810848110100225	Expense	044525225	30101810400000000225	Bessonovka's BSB 8459 of Russia's Savings Bank, Penza's oblast, village Bessonovka, Nagornaya str., 12a	№4070281000225 29.01.2004	29.01.2004
342	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810848260105057	Receipts	044525225	30101810400000000225	Add. office of Lunino's BSB 4288/48 of Russia's Savings Bank, Penza's oblast, settlement Issa, Cherokmanov str., 23a	№57, 28.11.2002	28.11.2002
343	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810348260105081	Expense	044525225	30101810400000000225	Add. office of Lunino's BSB 4288/48 of Russia's Savings Bank, Penza's oblast, settlement Issa, Cherokmanov str., 23a	№407028100105081, 29.01.2004	29.01.2004
344	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810948260100101	Receipts	044525225	30101810400000000225	Lunino's BSB 4288 of Russia's Savings Bank, Penza's oblast, settlement Lunino, Kooperativnaya str., 47	№101, 28.11.2002	28.11.2002
345	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810848260100117	Expense	044525225	30101810400000000225	Lunino's BSB 4288 of Russia's Savings Bank, Penza's oblast, settlement Lunino, Kooperativnaya str., 47	№407028100100117, 27.01.2004	28.01.2004

346	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810248180101061	Receipts	044525225	30101810400000000225	Add. office №19 of Shemysheika's BSB 4277 of Russia's Savings Bank, Penza's oblast, village Kondol, Shkolnaya str., 1	№15, 29.11.2002	02.12.2002
347	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810048180101067	Expense	044525225	30101810400000000225	Add. office №19 of Shemysheika's BSB 4277 of Russia's Savings Bank, Penza's oblast, village Kondol, Shkolnaya str., 1	№ 51, 28.01.2004	28.01.2004
348	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810148180100065	Receipts	044525225	30101810400000000225	Shemysheika's BSB 4277 of Russia's Savings Bank, Penza's oblast, settlement Shemysheika, Lenin str., 73	№13, 29.11.2002	02.12.2002
349	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810648180100073	Expense	044525225	30101810400000000225	Shemysheika's BSB 4277 of Russia's Savings Bank, Penza's oblast, settlement Shemysheika, Lenin str., 73	№ 52, 28.01.2004	28.01.2004
350	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810348330100123	Receipts	044525225	30101810400000000225	Kolyshlei's BSB 3996 of Russia's Savings Bank, Penza's oblast, settlement Kolyshei, Sovetskaya str., 22	№522, 29.11.02	29.11.2002
351	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810648330100140	Expense	044525225	30101810400000000225	Kolyshlei's BSB 3996 of Russia's Savings Bank, Penza's oblast, settlement Kolyshei, Sovetskaya str., 22	№407021100140 28.01.2004	28.01.2004
352	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810048050100664	Receipts	044525225	30101810400000000225	Add. office of Tamala's BSB 4001/016 of Russia's Savings Bank, Penza's oblast, settlement Bekovo, Vokzalnaya str., 11	664 of 29.11.02	29.11.2002
353	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810348050100681	Expense	044525225	30101810400000000225	Add. office of Tamala's BSB 4001/016 of Russia's Savings Bank, Penza's oblast, settlement Bekovo, Vokzalnaya str., 11	№ 681, 29.01.2004	29.01.2004
354	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810848030100677	Receipts	044525225	30101810400000000225	Serdobsk's BSB 4000 of Russia's Savings Bank, Penza's oblast, Serdobsk town, Pushkin str., 26	№408, 28.11.2002	28.11.2002
355	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810248050100756	Expense	044525225	30101810400000000225	Serdobsk's BSB 4000 of Russia's Savings Bank, Penza's oblast, Serdobsk town, Pushkin str., 26	№ 4070281000756 of 28.01.2004	28.01.2004
356	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810848230100422	Expense	044525225	30101810400000000225	Kamenka's BSB 4285 of Russia's Savings Bank, Penza's oblast, Kamenka town, Tsentralnaya str., 14	№422, 29.11.2002	29.11.2002

357	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810148230100423	Receipts	044525225	30101810400000000225	Kamenka's BSB 4285 of Russia's Savings Bank, Penza's oblast, Kamenka town, Tsentralnaya str., 14	№423, 29.11.2002	29.11.2002
358	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810848230110108	Receipts	044525225	30101810400000000225	Add. office №52 of Kamenka's BSB 4285 of Russia's Savings Bank, Penza's oblast, Belinskyi town, Komsomolskaya sq., 12	№184, 29.11.2002	29.11.2002
359	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810048230110128	Expense	044525225	30101810400000000225	Add. office №52 of Kamenka's BSB 4285 of Russia's Savings Bank, Penza's oblast, Belinskyi town, Komsomolskaya sq., 12	№4070281010128 04.02.2004	04.02.2004
360	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810148050100098	Receipts	044525225	30101810400000000225	Tamala's BSB 4001 of Russia's Savings Bank, Penza's oblast, settlement Tamala, Sovetskaya str., 22	№98, 29.11.2002	29.11.2002
361	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810948050100175	Expense	044525225	30101810400000000225	Tamala's BSB 4001 of Russia's Savings Bank, Penza's oblast, settlement Tamala, Sovetskaya str., 22	№ 175, 28.01.2004	28.01.2004
362	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810448210100091	Receipts	044525225	30101810400000000225	Bashmakovo's BSB 4282 of Russia's Savings Bank, Penza's oblast, settlement Bashmakovo, March 8 str., 10	No number of 29.11.2002	29.11.2002
363	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810548210100221	Expense	044525225	30101810400000000225	Bashmakovo's BSB 4282 of Russia's Savings Bank, Penza's oblast, settlement Bashmakovo, March 8 str., 10	No number of 03.02.2004	03.02.2004
364	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810084290100136	Receipts	044525225	30101810400000000225	Nizhny Lomov's BSB 4291 of Russia's Savings Bank, Penza's oblast, Nizhny Lomov town, Lenin str., 52	No number of 29.11.2002	29.11.2002
365	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810548290100186	Expense	044525225	30101810400000000225	Nizhny Lomov's BSB 4291 of Russia's Savings Bank, Penza's oblast, Nizhny Lomov town, Lenin str., 52	No number of 27.01.2004	27.01.2004
366	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810648290107063	Receipts	044525225	30101810400000000225	Add. office №49 of Nizhny Lomov's BSB 4291 of Russia's Savings Bank, Penza's oblast, Bednodemiyanovsk town, Proletarskaya str., 77	№10, 29.11.2002	29.11.2002
367	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810648290107089	Expense	044525225	30101810400000000225	Add. office №49 of Nizhny Lomov's BSB 4291 of Russia's Savings Bank, Penza's oblast, Bednodemiyanovsk town, Proletarskaya str., 77	№ 1, 07.01.2004	27.01.2004

368	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810948290108050	Receipts	044525225	30101810400000000225	Add. office of Nizhny Lomov's BSB 4291 of Russia's Savings Bank, Penza's oblast, settlement Narovchat, Sovetskaya str., 29	No number of 29.11.2002	29.11.2002
369	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810848290108066	Expense	044525225	30101810400000000225	Add. office of Nizhny Lomov's BSB 4291 of Russia's Savings Bank, Penza's oblast, settlement Narovchat, Sovetskaya str., 29	№ 4070281008066 of 27.01.2004	27.01.2004
370	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810948230101062	Receipts	044525225	30101810400000000225	Add. office №73 of Kamenka's BSB 4285 of Russia's Savings Bank, Penza' s oblast, settlement Pachelma, Kirov str., 30	264 of 28.11.02	28.11.2002
371	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810148230101082	Expense	044525225	30101810400000000225	Add. office №73 of Kamenka's BSB 4285 of Russia's Savings Bank, Penza' s oblast, settlement Pachelma, Kirov str., 30	№4070281001082 27.01.2004	27.01.2004
372	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810848080100106	Receipts	044525225	30101810400000000225	Zametchino's BSB 3828 of Russia's Savings Bank, Penza's oblast, settlement Zametchino, Lenin str., 169	№318, 29.11.2002	29.11.2002
373	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810848080100119	Expense	044525225	30101810400000000225	Zametchino's BSB 3828 of Russia's Savings Bank, Penza's oblast, settlement Zametchino, Lenin str., 169	№4070281000119 27.01.2004	27.01.2004
374	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810548080110030	Receipts	044525225	30101810400000000225	Add. office №34 of Zametchino's BSB 3828 of Russia's Savings Bank, Penza's oblast, village Vadinsk, Lenin sq., 13	№319, 29.11.2002	29.11.2002
375	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810648080110037	Expense	044525225	30101810400000000225	Add. office №34 of Zametchino's BSB 3828 of Russia's Savings Bank, Penza's oblast, village Vadinsk, Lenin sq., 13	№4070281010037 27.01.2004	27.01.2004
376	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810448100100428	Expense	044525225	30101810400000000225	Kuznetsk's BSB 8153 of Russia's Savings Bank, Penza's oblast, Kuznetsks town, Steklovskaya str., 89	40702/428 of 29.11.02	29.11.2002
377	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810748100100429	Receipts	044525225	30101810400000000225	Kuznetsk's BSB 8153 of Russia's Savings Bank, Penza's oblast, Kuznetsks town, Steklovskaya str., 89	40702/429 of 29.11.02	29.11.2002
378	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810048100105056	Receipts	044525225	30101810400000000225	Add. office №069 of Kuznetsk's BSB 8153 of Russia's Savings Bank, Penza's oblast, village Neverkino, Komsomolskaya	№40702/056, 26.11.2002	29.11.2002

							str., 25		
379	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810048100105069	Expense	044525225	30101810400000000225	Add. office №069 of Kuznetsk's BSB 8153 of Russia's Savings Bank, Penza's oblast, village Neverkino, Komsomolskaya str., 25	№ 40702/67, 05.02.2004	05.02.2004
380	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810548100107046	Receipts	044525225	30101810400000000225	Add. office №80 of Kuznetsk's BSB 8153 of Russia's Savings Bank, Penza's oblast, Sosnovoborsk town, Frunze str., 21a	№ 142 of 29.11.2002	29.11.2002
381	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810948100107060	Expense	044525225	30101810400000000225	Add. office №80 of Kuznetsk's BSB 8153 of Russia's Savings Bank, Penza's oblast, Sosnovoborsk town, Frunze str., 21a	№4070281000158 05.02.2004	05.02.2004
382	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810848170100061	Receipts	044525225	30101810400000000225	Kameshkir's BSB 4276 of Russia's Savings Bank, Penza's oblast, settlement Kameshkir, Radishchev str., 3	№ 382, 29.11.2002	29.11.2002
383	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810648170100083	Expense	044525225	30101810400000000225	Kameshkir's BSB 4276 of Russia's Savings Bank, Penza's oblast, settlement Kameshkir, Radishchev str., 3	№ 415, 30.01.2004	30.01.2004
384	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810948200100239	Receipts	044525225	30101810400000000225	Gorodishche's BSB 4281 of Russia's Savings Bank, Penza's oblast, Gorodishche town, Moskovskaya str., 76	№364, 02.12.2002	29.11.2002
385	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810748200100316	Expense	044525225	30101810400000000225	Gorodishche's BSB 4281 of Russia's Savings Bank, Penza's oblast, Gorodishche town, Moskovskaya str., 76	№4070281000316 02.02.2004	02.02.2004
386	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810748190100141	Receipts	044525225	30101810400000000225	Nikolsk's BSB 4278 of Russia's Savings Bank, Penza's oblast, Nikolsk town, Chaikovskaya str., 2	№59, 29.11.2002	29.11.2002
387	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810848190100164	Expense	044525225	30101810400000000225	Nikolsk's BSB 4278 of Russia's Savings Bank, Penza's oblast, Nikolsk town, Chaikovskaya str., 2	№4070281000164 29.01.2004	29.01.2004
388	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810748170105056	Receipts	044525225	30101810400000000225	Add. office №14 of Kameshkir's BSB 4276 of Russia's Savings Bank, Penza's oblast, village Lopatino, Pionerskaya str., 37	№381, 29.11.2002	29.11.2002

89	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810548170105065	Expense	044525225	30101810400000000225	Add. office №14 of Kameshkir's BSB 4276 of Russia's Savings Bank, Penza's oblast, village Lopatino, Pionerskaya str., 37	№ 416, 30.01.2004	30.01.2004
90	Open Joint Stock Company Guberniya's Bank "Tarkhany", OJSC GB "Tarkhany"	5834004442	40702810900000001120	Receipts	045655724	30101810500000000724	OJSC GB "Tarkhany", Penza city, Volodarsky str., 83	№ 1120, 29.11.2002	03.12.2002
91	Open Joint Stock Company Guberniya's Bank "Tarkhany", OJSC GB "Tarkhany"	5834004442	40702810500000001106	Receipts	045655724	30101810500000000724	OJSC GB "Tarkhany", Penza city, Volodarsky str., 83	№ 1106, 02.12.2002	01.12.2002
92	Open Joint Stock Company Guberniya's Bank "Tarkhany", OJSC GB "Tarkhany"	5834004442	40702810008000000007	Receipts	045655724	30101810500000000724	OJSC GB "Tarkhany", Penza-19 town, Zarechnaya str., 1	№ 192, 29.11.2002	01.12.2002
393	Open Joint Stock Company "Bank of foreign trade", OJSC "Vneshtorgbank"	7702070139	40702810622000000753	Receipts	045655715	30101810700000000715	Vneshtorgbank, branch in Penza city, Penza city, Moskovskaya str., 9	№ 857, 29.11.2002	29.11.2002
394	Limited Liability Company Commercial Bank "Ogni Moskvy", LLC CB "Ogni Moskvy"	7701028536	40702810490000000008	Expense	045655731	30101810700000000731	LLC CB "Ogni Moskvy" – Penza's Branch, Penza city, Kuprin str., 3	№ 72008, 12.03.2004	12.03.2004
395	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810154110104404	Receipts	43601607	30101810200000000607	Samara's BSB №28, 443001, Samara city, Samarskaya str., 207	№ 4366, 05.12.2002	27.09.2002
396	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810454110104405	Expense	43601607	30101810200000000607	Samara's BSB №28, 443001, Samara city, Samarskaya str., 207	№ 4367, 05.12.2002	27.09.2002
397	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810554110104499	Expense	43601607	30101810200000000607	Samara's BSB №28, 443001, Samara city, Samarskaya str., 207	№ 4370, 10.12.2002	10.12.2002
398	Open Joint Stock Company "National merchant bank", OJSC "National merchant bank"	6317025848	40702810200000003673	Expense	43678801	30101810600000000801	OJSC "National merchant bank", Toliyatti town, 445703, Toliyatti town, Komsomolskaya str., 88	№ 315/02, 06.12.2002	05.12.2002
399	Open Joint Stock Company "National merchant bank", OJSC "National merchant bank"	6317025848	40702840500000003673	Currency, current	43678801	30101810600000000801	OJSC "National merchant bank", Toliyatti town, 445703, Toliyatti town, Komsomolskaya str., 88	№ 017, 06.12.2002	05.12.2002
400	Open Joint Stock Company "National merchant bank", OJSC "National merchant bank"	6317025848	40702840500990003673	Currency, transit	43678801	30101810600000000801	OJSC "National merchant bank", Toliyatti town, 445703, Toliyatti town, Komsomolskaya str., 88	№ 017, 06.12.2002	05.12.2002
401	Open Joint Stock Company "National merchant bank", OJSC "National merchant bank"	6317025848	40702978100000003673	Currency, current	43678801	30101810600000000801	OJSC "National merchant bank", Toliyatti town, 445703, Toliyatti town, Komsomolskaya str., 88	№ 018, 06.12.2002	05.12.2002

02	Open Joint Stock Company "National merchant bank", OJSC "National merchant bank"	6317025848	40702978100990003673	Currency, transit	43678801	30101810600000000801	OJSC "National merchant bank", Toliyatti town, 445703, Toliyatti town, Komsomolskaya str., 88	№ 018, 06.12.2002	05.12.2002
03	Open Joint Stock Company "Bank of foreign trade", OJSC "Vneshtorgbank"	7702070139	40702978220001001188	Currency, transit	43602985	30101810000000000985	Samara's branch of OJSC "Vneshtorgbank", 443002, Samara city, Novo-Sadovaya str., 11	№ 1024, 10.12.2002	10.12.2002
104	Open Joint Stock Company "Bank of foreign trade", OJSC "Vneshtorgbank"	7702070139	40702978620000001187	Currency, current	43602985	30101810000000000985	Samara's branch of OJSC "Vneshtorgbank", 443002, Samara city, Novo-Sadovaya str., 11	№ 1024, 10.12.2002	10.12.2002
105	Open Joint Stock Company "Bank of foreign trade", OJSC "Vneshtorgbank"	7702070139	40702810420000001186	Settlement	43602985	30101810000000000985	Samara's branch of OJSC "Vneshtorgbank", 443002, Samara city, Novo-Sadovaya str., 11	№ 1023, 10.12.2002	10.12.2002
406	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702840954110100212	Currency, current	43601607	30101810200000000607	Samara's BSB №28 443001, Samara city, Samarskaya str., 207	№ 212, 27.12.2002	27.12.2002
407	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702840854110200212	Currency, transit	43601607	30101810200000000607	Samara's BSB №28 443001, Samara city, Samarskaya str., 207	№ 212, 27.12.2002	27.12.2002
408	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702978554110100212	Currency, current	43601607	30101810200000000607	Samara's BSB №28 443001, Samara city, Samarskaya str., 207	№ 212, 27.12.2002	27.12.2002
409	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702978454110200212	Currency, transit	43601607	30101810200000000607	Samara's BSB №28 443001, Samara city, Samarskaya str., 207	№ 212, 27.12.2002	27.12.2002
410	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810654110400006	Settlement	43601607	30101810200000000607	Samara's BSB №28 443001, Samara city, Samarskaya str., 207	№ 73, 13.01.2003	13.01.2003
411	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810654090101360	Receipts	43601607	30101810200000000607	Novokuibyshevsk's BSB № 7723, 446218 Samara's oblast, Novokuibyshevsk town, Dzerzhinsky str., 29	№ 360, 02.10.2002	02.10.2002
412	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810954090101361	Expense	43601607	30101810200000000607	Novokuibyshevsk's BSB № 7723, 446218 Samara's oblast, Novokuibyshevsk town, Dzerzhinsky str., 29	№ 361, 02.10.2002	02.10.2002

413	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810454070101205	Receipts	43601607	30101810200000000607	Neftegorsk's BSB № 7914, 446600 Samara's oblast, Neftegorsk town, Pobedy str., 9a	1/01/10/2002-1, 01.10.2002	01.10.2002
414	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810054070101210	Expense	43601607	30101810200000000607	Neftegorsk's BSB № 7914, 446600 Samara's oblast, Neftegorsk town, Pobedy str., 9a	1/01/10/2002-2, 01.10.2002	01.10.2002
415	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810654160100330	Receipts	43601607	30101810200000000607	Sergievsk's BSB № 4245, 446540, Samara's oblast, Sergievsk town, Sovetskaya str., 33	№ 365, 30.10.2002	30.10.2002
416	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810954160100331	Expense	43601607	30101810200000000607	Sergievsk's BSB № 4245, 446540, Samara's oblast, Sergievsk town, Sovetskaya str., 33	№ 366, 30.10.2002	30.10.2002
417	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810054300100266	Receipts	43601607	30101810200000000607	Chapaevsk's BSB 4259, 446100 Samara's oblast, Chapaevsk town, Oktyabrskaya str., 10a	№ 2002-41, 03.10.2002	03.10.2002
418	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810654300100268	Expense	43601607	30101810200000000607	Chapaevsk's BSB 4259, 446100 Samara's oblast, Chapaevsk town, Oktyabrskaya str., 10a	№ 2002-42, 03.10.2002	03.10.2002
419	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810554050101604	Receipts	43601607	30101810200000000607	Syzran's BSB № 113, 446001 Samara's oblast, Syzran town, Sovetskaya str., 42	№ 2338/1, 02.10.2002	01.10.2002
420	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810254050101603	Expense	43601607	30101810200000000607	Syzran's BSB № 113, 446001 Samara's oblast, Syzran town, Sovetskaya str., 42	№ 2338, 02.10.2002	01.10.2002
421	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810054150100403	Receipts	43601607	30101810200000000607	Pokhvistnevo's BSB № 4244, 446450 Samara's oblast, Pokhvistnevo town, Vasiliev str., 6	№ 106, 02.10.2002	02.10.2002
422	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810354150100404	Expense	43601607	30101810200000000607	Pokhvistnevo's BSB № 4244, 446450 Samara's oblast, Pokhvistnevo town, Vasiliev str., 6	№ 106a, 02.10.2002	02.10.2002
423	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810854030100765	Receipts	43601607	30101810200000000607	Otradnyi's BSB 7802, 446300 Samara's oblast, Otradnyi town, Pervomaiskaya str., 32	№ 155, 02.10.2002	05.09.2002

424	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810154030100766	Expense	43601607	30101810200000000607	Otradnyi's BSB 7802, 446300 Samara's oblast, Otradnyi town, Pervomaiskaya str., 32	№ 156, 02.10.2002	05.09.2002
425	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810154280102776	Receipts	43601607	30101810200000000607	Tsentralnoe BSB 4257 Toliyatti town, 445019 Samara's oblast, Toliyatti town, Lenin str., 87	№ 397, 02.10.2002	02.09.2002
426	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810454280102777	Expense	43601607	30101810200000000607	Tsentralnoe BSB 4257 Toliyatti town, 445019 Samara's oblast, Toliyatti town, Lenin str., 87	№ 398, 02.10.2002	02.09.2002
427	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810056050110096	Receipts	046311649	30101810500000000649	Atkarsk's BSB № 4013 , 412420 Atkarsk town, M.Gorky str., 24	№337, 02.12.2002	02.12.02.
428	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810356050110097	Expense	046311649	30101810500000000649	Atkarsk's BSB № 4013 , 412420 Atkarsk town, M.Gorky str., 24	№338 , 02.12.2002	02.12.02.
429	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810556440100145	Receipts	046311649	30101810500000000649	Rtishchevo's BSB № 3998/044 , 412120, Ekaterinovka town, Kooperativnaya str., 32	№80E/2002 , 29.11.2002	29.11.2002
430	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810256440100144	Expense	046311649	30101810500000000649	Rtishchevo's BSB № 3998/044 , 412120, Ekaterinovka town, Kooperativnaya str., 32	№79E/2002 , 29.11.2002	29.11.2002
431	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810456080100171	Receipts	046311649	30101810500000000649	Tatishchevo's BSB № 4019, 412170, Tatishchevo town, Krasnoarmeiskaya str., 32	№40702/171 , 29.11.2002	29.11.2002
432	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810756080100172	Expense	046311649	30101810500000000649	Tatishchevo's BSB № 4019, 412170, Tatishchevo town, Krasnoarmeiskaya str., 32	№40702/172 , 29.11.2002	29.11.2002
433	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810456230110160	Expense	046311649	30101810500000000649	Petrovsk's BSB № 3958 , 412540, Petrovsk town, Tolstoy str., 45	No number of 02.12.2002	02.12.2002
434	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810056230110159	Receipts	046311649	30101810500000000649	Petrovsk's BSB № 3958 , 412540, Petrovsk town, Tolstoy str., 45	No number of 02.12.2002	02.12.2002

435	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810256250100224	Receipts	046311649	30101810500000000649	B.Karabulak's BSB № 3961, 412600, settlement B.Karabulak, Lenin str., 131A	№84 , 02.12.2002	02.12.2002
436	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810556250100225	Expense	046311649	30101810500000000649	B.Karabulak's BSB № 3961, 412600, settlement B.Karabulak, Lenin str., 131A	№85 , 02.12.2002	02.12.2002
437	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810556240101386	Receipts	046311649	30101810500000000649	Balakovo's BSB № 3960, 413855, Balakovo town, 30 years of Pobedy str., 8A	№40702/1386 , 02.12.2002	02.12.2002
438	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810856240101387	Expense	046311649	30101810500000000649	Balakovo's BSB № 3960, 413855, Balakovo town, 30 years of Pobedy str., 8A	№40702/1387 , 02.12.2002	02.12.2002
439	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810356300100100	Expense	046311649	30101810500000000649	Dukhovnitskoe's BSB № 3969, 413900, settlement Dukhovnitskoe, Chernyshov str., 30a	№15 , 02.12.2002	03.12.2002
440	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810056300100099	Receipts	046311649	30101810500000000649	Dukhovnitskoe's BSB № 3969, 413900, settlement Dukhovnitskoe, Chernyshov str., 30a	№14 , 02.12.2002	03.12.2002
441	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810756340102111	Expense	046311649	30101810500000000649	Pugachev's BSB № 3973, 413720, Pugachev town, Bubenets str., 21/5	No number of 29.11.2002	29.11.2002
442	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810056340102112	Receipts	046311649	30101810500000000649	Pugachev's BSB № 3973, 413720, Pugachev town, Bubenets str., 21/5	No number of 29.11.2002	29.11.2002
443	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810756260100125	Receipts	046311649	30101810500000000649	Khvalynsk's BSB № 3965, 412780, Khavynsk town, Sovetskaya str., 128	№52 , 02.12.2002	02.12.2002
444	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810456260100124	Expense	046311649	30101810500000000649	Khvalynsk's BSB № 3965, 412780, Khavynsk town, Sovetskaya str., 128	№53 , 02.12.2002	09.12.2002
445	Closed Joint Stock Company Joint Stock Commercial Bank "Volzhskyi Investment Bank", CJSC JSCB "Volgoinvestbank"	645028248	40702810100000001129	Receipts	046311817	30101810400000000817	CJSC JSCB "Volgoinvestbank", 412311, Balashov town, Entuziastov str., 1	№934 , 28.11.2002	28.11.2002

[illegible]	Closed Joint Stock Company Joint Stock Commercial Bank "Volzhskyi Investment Bank", CJSC JSCB "Volgoinvestbank"	645028248	40702810200000011129	Expense	046311817	30101810400000000817	CJSC JSCB "Volgoinvestbank", 412311, Balashov town, Entuziastov str., 1	№942 , 02.12.2002	02.12.2002
[illegible]	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810456440100106	Receipts	046311649	30101810500000000649	Rtishchevo's BSB № 3998, 412030, Rtishchevo town, Polevaya str., 2	№77 , 29.11.2002	29.11.2002
3	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810456440100105	Expense	046311649	30101810500000000649	Rtishchevo's BSB № 3998, 412030, Rtishchevo town, Polevaya str., 2	№77 , 29.11.2002	29.11.2002
9	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810456410100301	Receipts	046311649	30101810500000000649	Arkadak's BSB № 3993, 412210, Arkadak town, Lenin str., 75	No number of 02.12.2002	02.12.2002
0	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810156420110568	Receipts	046311649	30101810500000000649	Balashov's BSB № 3994/090, 412370, settlement Samoilovka, 30 years of Pobedy str., 2	№881 , 02.12.2002	02.12.2002
1	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810756410100302	Receipts	046311649	30101810500000000649	Arkadak's BSB № 3993/032 , 412070, settlement Turki, Sovetskaya str., 37	No number of 02.12.2002	02.12.2002
2	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810856420110567	Receipts	046311649	30101810500000000649	Balashov's BSB № 3994/077, 412270, settlement Romanovka, Narodnaya str., 16	№880 , 02.12.2002	02.12.2002
3	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810156200110335	Expense	046311649	30101810500000000649	Volsk's BSB № 242, 412900, Volsk town, Pugachev str., 45	№126 , 29.11.2002	29.11.2002
4	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810856200110334	Receipts	046311649	30101810500000000649	Volsk's BSB № 242, 412900, Volsk town, Pugachev str., 45	№125 , 29.11.2002	29.11.2002
5	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810056280100106	Receipts	046311649	30101810500000000649	Ershov's BSB № 3967 , 413500, Ershov town, Rabochaya str., 14	№38 , 02.12.2002	02.12.2002
6	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810756280100105	Expense	046311649	30101810500000000649	Ershov's BSB № 3967 , 413500, Ershov town, Rabochaya str., 14	№37 , 02.12.2002	02.12.2002

7	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810856290101078	Receipts	046311649	30101810500000000649	Dergachi's BSB № 3968/021 , 413620, settlement Ozinki, Pushkinskaya str., 46	№47 , 02.12.2002	02.12.2002
8	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810256290100093	Receipts	046311649	30101810500000000649	Dergachi's BSB № 3968, 413440, settlement Dergachi, Sovietskaya str., 53	№46 , 02.12.2002	02.12.2002
9	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810656210100165	Expense	046311649	30101810500000000649	Kalininsk's BSB № 3956, 412480, Kalininsk town, Chapaev str., 124	№289 , 29.11.2002	29.11.2002
0	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810956210100166	Receipts	046311649	30101810500000000649	Kalininsk's BSB № 3956, 412480, Kalininsk town, Chapaev str., 124	№290 , 29.11.2002	29.11.2002
1	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810256210100167	Receipts	046311649	30101810500000000649	Kalininsk's BSB № 3956/040, 412460, settlement Lysye Gory, Sovetskaya str., 49	№291 , 29.11.2002	29.11.2002
2	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810856140110122	Expense	046311649	30101810500000000649	Krasnoarmeisk's BSB № 4028, 412800, Krasnoarmeisk town, Lenin str., 75	№40702/122 , 29.11.2002	29.11.2002
3	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810156140110123	Receipts	046311649	30101810500000000649	Krasnoarmeisk's BSB № 4028, 412800, Krasnoarmeisk town, Lenin str., 75	№40702/123 , 29.11.2002	29.11.2002
4	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810556150100228	Receipts	046311649	30101810500000000649	Kr. Kut's BSB № 4029, 413230, Krasnyi Kut town, Pobedy str., 23a	No number of 27.11.2002	29.11.2002
5	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810856150100229	Expense	046311649	30101810500000000649	Kr. Kut's BSB № 4029, 413230, Krasnyi Kut town, Pobedy str., 23a	No number of 27.11.2002	29.11.2002
6	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810756150111114	Receipts	046311649	30101810500000000649	Kr. Kut's BSB № 4029/046, 413320, village Piterka, Lenin str., 108	№407.02.114 , 29.11.2002	29.11.2002
7	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810056270100116	Receipts	046311649	30101810500000000649	Novouzensk's BSB № 3966 , 413360, Novouzensk town, Sovetskaya str., 8	№40 , 02.12.2002	02.12.2002

8	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810656270110072	Receipts	046311649	30101810500000000649	Novouzensk's BSB № 3966/027, 413370, settlement AlGai, Sovetskaya str., 13	№41 , 02.12.2002	02.12.2002
9	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810656340100310	Receipts	046311649	30101810500000000649	Pugachev's BSB № 3973, 413720, Pugachev town, Bubenets str., 21/5	No number of 02.12.2002	02.12.2002
0	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810256340100309	Expense	046311649	30101810500000000649	Pugachev's BSB № 3973, 413720, Pugachev town, Bubenets str., 21/5	No number of 02.12.2002	02.12.2002
1	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810356310100129	Expense	046311649	30101810500000000649	Perelyub's BSB № 3970, 413750, village Perelyub, Chkalov str., 22	№96 , 06.12.2002	06.12.2002
2	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810056170101134	Expense	046311649	30101810500000000649	Engels BSB № 130 , 413111, Engels town, F.Engels avenue, 11A	No number of 29.11.2002	29.11.2002
3	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810756170101133	Receipts	046311649	30101810500000000649	Engels BSB № 130 , 413111, Engels town, F.Engels avenue, 11A	No number of 29.11.2002	29.11.2002
4	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810456150102054	Receipts	046311649	30101810500000000649	Kr. Kut's BSB № 4029/057, 413230, Krasnyi Kut town, Pobedy avenue, 23a.	No number of 29.11.2002	29.11.2002
5	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810056280101066	Receipts	046311649	30101810500000000649	Ershov's BSB № 3967/047 , 413100, Ershov town, Rabochaya str., 14	No number of 02.12.2002	02.12.2002
6	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810856120100181	Receipts	046311649	30101810500000000649	Marx BSB № 4026, 413093, Marx town, Lenin avenue, 46a	No number of 29.11.2002	29.11.2002
7	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810456190100090	Receipts	046311649	30101810500000000649	Sovetsk's BSB № 4034 , 413211, settlement Stepnoe, 50 years of Pobedy str., 9	No number of 29.11.2002	29.11.2002
8	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810456170101132	Expense	046311649	30101810500000000649	Engels BSB № 130 , 413111, Engels town, F.Engels avenue, 11A	№338 , 29.11.2002	29.11.2002

	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810156170101131	Receipts	046311649	30101810500000000649	Engels BSB № 130 , 413111, Engels town, F.Engels avenue, 11A	№337 , 29.11.2002	29.11.2002
	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810756020101526	Receipts	046311649	30101810500000000649	Saratov's BSB № 8622, 410600, Vavilov str., 1/7	№2135 , 02.12.2002	02.12.2002
	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810056020101527	Expense	046311649	30101810500000000649	Saratov's BSB № 8622, 410600, Vavilov str., 1/7	№2136 , 02.12.2002	02.12.2002
2	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810756020101500	Receipts	046311649	30101810500000000649	Saratov's BSB № 8622, 410600, Vavilov str., 1/7	Add. Contract without number of 01.03.2004 to agreement 1168 24.10.2002	01.03.2004
3	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702978856030100210	Current, currency	046311649	30101810500000000649	Saratov's BSB № 8622, 410600, Vavilov str., 1/7	№1167 , 21.10.2002	21.10.2002
4	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702978756030200210	Transit, currency	046311649	30101810500000000649	Saratov's BSB № 8622, 410600, Vavilov str., 1/7	№1167 , 21.10.2002	21.10.2002
5	Closed Joint Stock Company Joint Stock Commercial Bank "Volzhskyi Investment Bank", CJSC JSCB "Volgoinvestbank"	645028248	40702810200000011080	Receipts	046311817	30101810400000000817	CJSC JSCB "Volgoinvestbank", 410028, Saratov city, M.Gorky str., 9	No number of 22.10.2002	22.10.2002
6	Closed Joint Stock Company Joint Stock Commercial Bank "Volzhskyi Investment Bank", CJSC JSCB "Volgoinvestbank"	645028248	40702978000000001080	Current, currency	046311817	30101810400000000817	CJSC JSCB "Volgoinvestbank", 410028, Saratov city, M.Gorky str., 9	No number of 02.12.2002	02.12.2002
7	Closed Joint Stock Company Joint Stock Commercial Bank "Volzhskyi Investment Bank", CJSC JSCB "Volgoinvestbank"	645028248	40702978700009001080	Transit, currency	046311817	30101810400000000817	CJSC JSCB "Volgoinvestbank", 410028, Saratov city, M.Gorky str., 9	No number of 02.12.2002	02.12.2002
8	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810456020114114	Expense	046311649	30101810500000000649	Saratov's BSB № 8622, 410600, Vavilov str., 1/7	№40702810456020114114, 26.01.2004	26.01.2004
9	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810169060100108	Receipts	047308602	30101810000000000602	Ulyanovsk's BSB №8588 (Barysh BSB ОСБ № 4260) Ulyanovsk's oblast, Barysh town, Strelkovoi divizii str., 1Б	№ 27, 04.12.2002	04.12.2002

0	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810869060100107	Expense	047308602	30101810000000000602	Ulyanovsk's BSB №8588 (Barysh BSB ОСБ № 4260) Ulyanovsk's oblast, Barysh town, Strelkovoi divizii str., 1Б	№ 26, 04.12.2002	04.12.2002
1	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810769070100116	Receipts	047308602	30101810000000000602	Ulyanovsk's BSB №8588 (Inza's BSB № 4261) Ulyanovsk's oblast, Inza town, Truda str., 17	№115344, 05.12.2002	05.12.2002
2	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810469070100115	Expense	047308602	30101810000000000602	Ulyanovsk's BSB №8588 (Inza's BSB № 4261) Ulyanovsk's oblast, Inza town, Truda str., 17	№115343, 05.12.2002	05.12.2002
3	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810869030100124	Receipts	047308602	30101810000000000602	Ulyanovsk's BSB №8588 (Ulyanovsk's BSB № 7002) , Ulyanovsk's oblast, settlement Isheevka, Pervomaiskaya str., 10	№ 102, 11.12.2002	11.12.2002
4	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810569030100123	Expense	047308602	30101810000000000602	Ulyanovsk's BSB №8588 (Ulyanovsk's BSB № 7002) , Ulyanovsk's oblast, settlement Isheevka, Pervomaiskaya str., 10	№ 101, 11.12.2002	11.12.2002
5	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810969110100973	Receipts	047308602	30101810000000000602	Ulyanovsk's BSB №8588 (Dimitrovgrad's BSB №4272) Ulyanovsk's oblast, Dimitrovgrad town, Gagarin str., 6	№ 260 , 09.12.2002	10.12.2002
6	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810669110100972	Expense	047308602	30101810000000000602	Ulyanovsk's BSB №8588 (Dimitrovgrad's BSB №4272) Ulyanovsk's oblast, Dimitrovgrad town, Gagarin str., 6	№ 259 , 09.12.2002	10.12.2002
7	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810469080001055	Receipts	047308602	30101810000000000602	Ulyanovsk's BSB №8588 (Novospassk's BSB № 4264/024), Ulyanovsk's oblast, settlement Radishchevo, Sovetskaya str., 17	№ 136 , 15.12.2002	15.12.2002
8	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810169080001054	Expense	047308602	30101810000000000602	Ulyanovsk's BSB №8588 (Novospassk's BSB № 4264/024), Ulyanovsk's oblast, settlement Radishchevo, Sovetskaya str., 17	№ 135 , 15.12.2003	15.12.2002
9	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810669020107227	Receipts	047308602	30101810000000000602	Ulyanovsk's BSB №8588 Ulyanovsk city, Engels str., 15	№ 40702 / 7228 , 05.12.2002	05.12.2002

0	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810969020107228	Expense	047308602	30101810000000000602	Ulyanovsk's BSB №8588 Ulyanovsk city, Engels str., 15	№ 40702 / 7227 , 05.12.2002	05.12.2002
1	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810069020107225	Expense	047308602	30101810000000000602	Ulyanovsk's BSB №8588 Ulyanovsk city, Engels str., 15	№ 40702 / 7225 , 05.12.2002	05.12.2002
2	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810369020107226	Receipts	047308602	30101810000000000602	Ulyanovsk's BSB №8588 Ulyanovsk city, Engels str., 15	№ 40702 / 7226 , 05.12.2002 with add. contract of 01.03.2004	05.12.2002
3	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810169020108360	Expense	047308602	30101810000000000602	Ulyanovsk's BSB №8588 Ulyanovsk city, Engels str., 15	№ 40702 / 8360 , 18.02.2004	18.02.2004
4	Closed Joint Stock Company Joint Stock Commercial bank "Sviyaz-Bank", CJSC JSCB "Sviyaz-Bank"	7710301140	40702810200230101081	Receipts	047308864	30101810000000000864	Ulyanovsk's branch of CJSC JSCB "Sviyaz-Bank", Ulyanovsk city, Sovetskaya str., 19	№ 04-19 , 27.02.2004	01.03.2004
5	Closed Joint Stock Company Joint Stock Commercial bank "Sviyaz-Bank", CJSC JSCB "Sviyaz-Bank"	7710301140	40702810300230001081	Expense	047308864	30101810000000000864	Ulyanovsk's branch of CJSC JSCB "Sviyaz-Bank", Ulyanovsk city, Sovetskaya str., 19	№ 02-180 , 05.12.2002	05.12.2002
6	Closed Joint Stock Company Joint Stock Commercial bank "Sviyaz-Bank", CJSC JSCB "Sviyaz-Bank"	7710301140	40702810600230001079	Expense	047308864	30101810000000000864	Ulyanovsk's branch of CJSC JSCB "Sviyaz-Bank", Ulyanovsk city, Sovetskaya str., 19	№ 02-178 , 02.12.2002	04.12.2002
7	Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702810368020101860	Expense	049401601	30101810400000000601	Udmutriya's department № 8618, Izhevsk city, Klasnaya str., 105	№2501, 02.12.2002	02.12.2002
8	Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702810768140100493	Receipts	049401601	30101810400000000601	Votkinsk's department №1663, 427433, Votkinsk town, Ordzhonikidze str., 8	№169, 29.11.2002	29.11.2002
9	Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702810368140100770	Expense	049401601	30101810400000000601	Votkinsk's department №1663, 427433, Votkinsk town, Ordzhonikidze str., 8	№441, 28.01.2004	28.01.2004

10	Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702810368220101136	Receipts	049401601	30101810400000000601	Uva's department № 4482, 427260, settlement Uva, Pushkin str., 36	№265 , 12.02.2002	12.02.2002
11	Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702810668220101195	Expense	049401601	30101810400000000601	Uva's department № 4482, 427260, settlement Uva, Pushkin str., 36	№313 , 29.01.2004	29.01.2004
12	Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702810468090100157	Receipts	049401601	30101810400000000601	Glazov's departmnet № 4450,427620, Glazov town, Kirov str., 7	№177/1 , 26.12.2002	26.12.2002
13	Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702810568090100510	Expense	049401601	30101810400000000601	Glazov's departmnet № 4450,427620, Glazov town, Kirov str., 7	№3 , 15.01.2004	15.01.2004
14	Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702810268050100384	Receipts	049401601	30101810400000000601	Igra's department № 5912, 427145, settlement Igra, Sovetskaya str., 37	№46 , 29.11.2002	29.11.2002
15	Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702810068050100487	Expense	049401601	30101810400000000601	Igra's department № 5912, 427145, settlement Igra, Sovetskaya str., 37	№3 , 02.02.2004	02.02.2004
16	Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702810368210100477	Receipts	049401601	30101810400000000601	Sarapul's department № 78, 427960, Sarapul town, Azin str., 33	№1016 , 28.11.2002	28.11.2002
17	Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702810068210100528	Expense	049401601	30101810400000000601	Sarapul's department № 78, 427960, Sarapul town, Azin str., 33	№1178 , 16.01.2004	05.02.2004
18	Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702810268160100261	Expense	049401601	30101810400000000601	Mozhga's department № 4465/052, 427797, Mozhga town, Mozhginskaya str., 59	№261 , 02.12.2002	02.12.2002
19	Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702810368160100310	Expense	049401601	30101810400000000601	Mozhga's department № 4465/052, 427797, Mozhga town, Mozhginskaya str., 59	№310 , 04.02.2004	04.02.2004
20	Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702810268020101805	Expense	049401601	30101810400000000601	Udmurtiya's department № 8618, Izhevsk city, Krasnaya str., 105	№2500 , 02.12.2002	02.12.2002

1	Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702840268020100180	Current, currency	049401601	30301840749000606800	Udmurtiya's department № 8618, Izhevsk city, Krasnaya str., 105	№275 , 16.09.2002	16.09.2002
2	Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702840168020200180	Transit, currency	049401601	30301840749000606800	Udmurtiya's department № 8618, Izhevsk city, Krasnaya str., 105	№275 , 16.09.2002	16.09.2002
3	Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702840068020300180	Special, transit, currency	049401601	30301840749000606800	Udmurtiya's department № 8618, Izhevsk city, Krasnaya str., 105	№275 , 16.09.2002	16.09.2002
4	Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702978868020100180	Current, currency	049401601	30301840749000606800	Udmurtiya's department № 8618, Izhevsk city, Krasnaya str., 105	№275 , 16.09.2002	16.09.2002
5	Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702978768020200180	Transit, currency	049401601	30301840749000606800	Udmurtiya's department № 8618, Izhevsk city, Krasnaya str., 105	№275 , 16.09.2002	16.09.2002
26	Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702978668020300180	Special, transit, currency	049401601	30301840749000606800	Udmurtiya's department № 8618, Izhevsk city, Krasnaya str., 105	№275 , 16.09.2002	16.09.2002
27	Closed Joint Stock Company "Commercial bank "C-Bank", JSCB "C-Bank" (CJSC)	1831000058	40702810408450000336	Expense	049401845	30101810800000000845	JSCB "C-Bank" (CJSC), 426057, Izhevsk city, Lenin str., 6	№40702810408450000336, 16.01.2004	16.01.2004
28	Closed Joint Stock Company "Commercial bank "C-Bank", JSCB "C-Bank" (CJSC)	1831000058	40702810208450000332	Receipts	049401845	30101810800000000845	JSCB "C-Bank" (CJSC), 426057, Izhevsk city, Lenin str., 6	№40702810208450000332, 02.12.2002	02.12.2002
29	Closed Joint Stock Company "Commercial bank "C-Bank", JSCB "C-Bank" (CJSC)	1831000058	40702810908450000331	Receipts	049401845	30101810800000000845	JSCB "C-Bank" (CJSC), 426057, Izhevsk city, Lenin str., 6	№40702810908450000331, 02.12.2002	02.12.2002
30	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810175040101068	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Novocheboksarsk's BSB № 8102) 428900, Novocheboksarsk town, 10-th piyatiletka str., 31	№ 40702810175040101068 of 03.12.2002	03.12.2002
31	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810075020102475	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town 428000, Cheboksary town, Moskovskyi avenue, 3	№ 2475 of 28.11.2002	02.12.2002
32	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810775020102474	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town 428000, Cheboksary town, Moskovskyi avenue, 3	№ 2474 of 02.12.2002	02.12.2002

533	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810375020102476	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town 428000, Cheboksary town, Moskovskyi avenue, 3	№ 2476 of 02.12.2002	02.12.2002
534	Open Joint Stock Company Joint Stock Commercial bank "Sviyaz-Bank", OJSC JSCB "Sviyaz-Bank"	7710301140	40702810700270000436	Receipts	49706740	30101810900000000740	Chuvashiya's branch of OJSC JSCB "Sviyaz-Bank", 428000, Cheboksary town, Yaroslavskaya str., 44	№ 40702810700270000436 of 02.12.2002	02.12.2002
535	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810675210100179	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Batyrevo's BSB № 4440 village Batyrevo) 429350, village Batyrevo, Lenin avenue, 7a	№ 4070281067521010 0179/02 of 02.12.2002.	02.12.2002
536	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810375080100162	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 024 of Batyrevo's BSB № 4440 village Komsomolskoe) 429340, village Komsomolskoe, Sovetskaya str., 1	№ 40702810375080100162 of 02.12.2002	02.12.2002
537	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810975100104095	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 030 of Batyrevo's BSB № 4440) 429170, village Shemursha, Kosmovskyi str., 36	№ 40702810975100104095 of 02.12.2002	02.12.2002
538	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810975090000089	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 036 of Batyrevo's BSB № 4440 village Yalchiki) 429380, village Yalchiki, Ivanov str., 14	№ 90000089 of 28.11.2002	02.12.2002
539	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810175060100395	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Kanash BSB № 7507) 429330, Kanash town, Pushkin str., 14	№ 4070210395 of 02.12.2002	02.12.2002
540	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810975120000166	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 072 of Kanash BSB № 7507) 429700, settlement Ibresi, Maresiev str., 32	№ 40702810975120000166 of 03.12.2002	02.12.2002
541	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810775060105075	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 053 of Kanash BSB № 7507) 429290, village Yantikovo, Lenin avenue, 11	№ 40702/5075 of 02.12.2002	02.12.2002
542	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810775230100240	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Cheboksary's BSB № 4472 settlement Kugesi) 429500,	№ 414 of 03.12.2002	03.12.2002

							settlement Kugesi, Sovetskaya str., 23		
543	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810275150100150	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office №045 of Tsivilsk's BSB № 4437) 429550, Mariinskyi posad town, Lazo str., 63	№ 40702/150 of 02.12.2002	02.12.2002
544	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810875140000136	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Morgaushi's BSB № 7034) 429350, village Morgaushi, Lenin str., 34	№ 40702810875140000136 of 03.12.2002	03.12.2002
545	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810375190100120	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Yadrin's BSB № 4438) 429060, Yadrin town, K.Marx str., 20	№ 22 of 28.11.2002	28.11.2002
546	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810875180000170	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Tsivilsk's BSB № 4437), 429900, Tsivilsk town, Nikolaev str., 26	№ 40702810875180000170 of 04.12.2002	02.12.2002
547	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810775130100159	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 032 of Tsivilsk's BSB № 4437) 429430, Kozlovka town, Lobachevskyi str., 26a	№ 40702810775130100159 of 03.12.2002	02.12.2002
548	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810075030000114	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 040 of Tsivilsk's BSB № 4437) 429620, village Krasnoarmeiskoe, Komsomolskyi pereulok, 3	№ 40702/114 of 03.12.2002	02.12.2002
549	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810175160000104	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 056 of Tsivilsk's BSB № 4437) 429400, settlement Urmary, Sovetskaya str., 9	№ 40 of 02.12.2002	02.12.2002
550	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810475020102473	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB in Cheboksary town, 428000, Cheboksary town, Moskovskyi avenue, 3	№ 2473 of 02.12.2002	02.12.2002
551	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810475170100367	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Shumerliya's BSB № 5836 Shumerliya town) 429120, Shumerliya town,	№ 4070200367 of 03.12.2002	03.12.2002

							Oktayabrskaya str., 11		
52	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810575070100309	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Alatyr's BSB № 7508 Alatyr town) 429800, Alatyr town, Lenin str., 25	№ 309 of 02.12.2002	02.12.2002
53	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810475110000066	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 050 of Shumerliya's BSB № 5836) 429239, village Alikovo, Sovetskaya str., 11	№ 4070220066 of 01.06.2003	02.12.2002
54	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810175110000358	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 061 of Kanash BSB № 7507) 429200, settlement Vurnary, Sovetskaya str., 18	№ 40702/358 of 02.12.2002	02.12.2002
55	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810075200000096	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 033 of Yadrin's BSB № 4438 village Krasnye Chetai) 429040, village Krasnye Chetai, Novaya str., 12	№ 40702810075200000096 of 29.11.2002	29.11.2002
56	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810375170104090	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 037 of Shumerliya's BSB № 5836) 429020, village Poretskoe, Ulyanov str., 34	№ 4070204023 of 02.12.2002	02.12.2002
57	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810175020102472	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB in Cheboksary town, 428000, Cheboksary town, Moskovskyi avenue, 3	№ 2472 of 02.12.2002	02.12.2002
58	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810275020102466	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB in Cheboksary town, 428000, Cheboksary town, Moskovskyi avenue, 3	№ 2466 of 02.12.2002	21.11.2002
59	Open Joint Stock Company "Bank of foreign trade", OJSC "Vneshtorgbank"	7702070139	40702810819000001974	Receipts	49706751	30101810300000000751	Chuvashiya's branch of "Vneshtorgbank", 428018, Cheboksary town, K.Ivanov str., 80a	№ 1974 of 02.12.2002	02.12.2002
60	Open Joint Stock Company Joint Stock Commercial bank "Sviyaz-bank", OJSC JSCB "Sviyaz-bank"	7710301140	40702810000270000437	Receipts	49706740	30101810900000000740	Chuvashiy's branch of OJSC JSCB "Sviyaz-bank", 428000, Cheboksary town, Yaroslavskaya str., 44	№ 40702810000270000437 of 29.11.2002	29.11.2002

1	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810175040101220	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Novocheboksarsk's BSB № 8102), 428900, Novocheboksarsk town, 10-th piyatiletka str., 31	№ 101220 of 27.01.2004	27.01.2004
2	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810875020102798	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB in Cheboksary town, 428000, Cheboksary town, Moskovskyi avenue, 3	№ 407020102798 of 28.01.2004	28.01.2004
3	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810575020102797	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB in Cheboksary town, 428000, Cheboksary town, Moskovskyi avenue, 3	№ 407020102797 of 28.01.2004	28.01.2004
4	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810175020102799	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB in Cheboksary town, 428000, Cheboksary town, Moskovskyi avenue, 3	№ 407020102799 of 28.01.2004	28.01.2004
5	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810675210100221	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Batyrevo's BSB № 4440) 429350, village Batyrevo, Lenin avenue, 7a	№ 40702810675210100221 of 22.01.2004	22.01.2004
6	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810575080100195	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 024 of Batyrevo's BSB № 4440) 429340, village Komsomolskoe, Sovetskaya str., 1	№ 40702/195 of 23.01.2004	23.01.2004
7	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810775100104114	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 030 of Batyrevo's BSB № 4440) 429170, village Shemursha, Kosmovskyi str., 36	№ 281 of 23.01.2004	23.01.2004
8	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810775090000111	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 036 of Batyrevo's BSB № 4440 village Yalchiki) 429380, village Yalchiki, Ivanov str., 14	№ 40702810775090000111 23.01.2004	23.01.2004
9	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810975060100540	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Kanash BSB № 7507) 429330, Kanash town, Pushkin str., 14	№ 40702/0540 of 23.01.2004	23.01.2004
0	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810275120000196	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 072 of Kanash BSB № 7507) 429700, settlement Ibresi, Maresiev str., 32	№40702/196 of 23.01.2004	23.01.2004

	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810375060105103	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 053 of Kanash BSB № 7507) 429290, village Yantikovo, Lenin avenue, 11	№ 40702/5103 of 23.01.2004	23.01.2004
2	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810175230100293	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Cheboksary's BSB № 4472) 429500, settlement Kugesi, Sovetskaya str., 23	№ 04 of 26.01.2004	26.01.2004
3	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810175150100182	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office №045 of Tsivilsk's BSB № 4437) 429550, Mariinskyi Posad town, Lazo str., 63	№ 40702/182 of 26.01.2004	27.01.2004
4	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810475140000167	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Morgaushi's BSB № 7034) 429350, village Morgaushi, Lenin str., 34	№ 40702810475140000167 26.01.2004	26.01.2004
5	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810775190100157	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Yadrin's BSB № 4438) 429060, Yadrin town, K.Marx str., 20	№ 2 of 26.01.2004	26.01.2004
6	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810675180000202	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Tsivilsk's BSB № 4437) 429900, Tsivilsk town, Nikolaev str., 26	№ 40702810675180000202 27.01.2004	27.01.2004
7	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810675130100181	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 032 of Tsivilsk's BSB № 4437) 429430, Kozlovka town, Lobachevskyi str., 26a	№ 40702/181 of 27.01 2004	27.01.2004
8	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810275030000134	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 040 of Tsivilsk's BSB № 4437) 429620, village Krasnoarmeiskoe, Komsomolskyi pereulok, 3	№ 40702/134 of 27.01.2004	27.01.2004
9	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810475160000147	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 056 of Tsivilsk's BSB № 4437) 429400, settlement Urmary, Sovetskaya str., 9	№ 84 of 27.01.2004	27.01.2004

	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810475020102800	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB in Cheboksary town, 428000, Cheboksary town, Moskovskyi avenue, 3	№ 407020102800 of 29.01.2004	29.01.2004
	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810775170100423	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Shumerliya's BSB № 5836) 429120, Shumerliya town, Oktayabrskaya str., 11	№ 4070200423 of 26.01.2004	26.01.2004
2	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810375070100392	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Alatyr's BSB № 7508) 429800, Alatyr town, Lenin str., 25	№ 392 of 27.01.2004	27.01.2004
3	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810175170120087	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 050 of Shumerliya's BSB № 5836) 429239, village Alikov, Sovetskaya str., 11	№ 4070220087 of 26.01.2004	26.01.2004
4	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810775110100412	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 061 of Kanash BSB № 7507) 429200, settlement Vurnary, Sovetskaya str., 18	№ 40702/0100412 of 28.01.2004	28.01.2004
5	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810275200000113	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 033 of Yadrin's BSB № 4438) 429040, village Krasnye Chetai, Novaya str., 12	№ 40702810275200000113 27.01.2004	27.01.2004
6	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810375170104117	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 037 of Shumerliya's BSB № 5836) 429020, village Poretskoe, Ulyanov str., 34	№ 4070204117 of 26.01.2004	26.01.2004
7	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810275020102796	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB in Cheboksary town, 428000, Cheboksary town, Moskovskyi avenue, 3	№ 407020102796 of 28.01.2004	28.01.2004
8	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810775020102801	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB in Cheboksary town, 428000, Cheboksary town, Moskovskyi avenue, 3	№ 407020102801 of 30.01.2004	30.01.2004

1.3. Data on the issuer's auditor (auditors)

Full brand name:
Closed Joint Stock Company "Ernst&Young Vneshaudit"
Abbreviated brand name:
CJSC "Ernst&Young Vneshaudit"
Location:
RF, 105062, Moscow, Sadovnicheskaya naberezhnaya, 77, building 1
Telephone: (095) 705-97-00
(095) 755-97-00
Fax: (095) 755-97-01

License for audit activity, including general and bank audit, audit of insurance organizations, funds and stock exchanges - № E 003 246, approved by the order of RF Ministry of Finance of January 17, 2003 № 9, the validity term is 5 (five) years.

The auditor is recommended by OJSC "VolgaTelecom" Board of directors and approved by the annual general meeting of stockholders.

The audit of OJSC "VolgaTelecom" bookkeeping and reporting was carried out for 2003 fiscal year.

Consulting and auditor services contract is sighed with the auditor. The size of the auditor's remuneration is specified in the contract. The auditor's services are paid in accordance with the schedule attached to the services contract upon submission of accounting documents for execution of works and services.

There are no factors capable to affect the independence of the auditor from the issuer. There are no interests connecting the auditor (the auditor's officials) with the issuer (the issuer's officials), and namely:

- there are no auditor's participation shares (the auditor's officials) in the issuer's charter capital;
- the auditor is not provided with the issuer's borrowed funds;
- there are no close business relations (participation in promoting products (services), participation in joint business activity), and also kindred relations between the issuer and the auditor;
- there are no issuer's officials simultaneously being the auditor's officials.

1.4. Data on the issuer's appraiser

During the third quarter of 2004 the issuer did not involve the appraiser:

To determine the market cost of placed securities in circulation;

To determine the market cost of the fixed assets or real property assets. The reassessment of the property cost was not carried out during the specified period.

Data on the appraiser involved in reassessment of fixed assets of the issuer for the last 5 accomplished fiscal years:

The reassessment of fixed assets in OJSC "Volga Telecom" was carried out in 2000 by the independent appraiser LLC "Audit-Appraisal", acting on the basis of license Б 953444 № 183, issued by the Committee for management and control of city's property of Nizhny Novgorod Oblast on June 18, 1999 for the period of 3 (three) years. The fixed assets were evaluated by the market cost, determined according to Federal law № 135-ФЗ of July 29, 1998 "On evaluative activity in Russian Federation", confirmed by expert's opinions, the estimation procedure – the calculation of fixed assets replacement costs by means of coefficients.

1.5. Data on the issuer's advisers

In the report quarter the issuer did not involve the adviser providing information-consulting services on the basis of concluded contract.

1.6. Data on other persons signed this quarterly report

There are no other persons who signed this quarterly report.

II. Basic information on the issuer's financial-economic status

2.1. Indicators of the issuer's financial-economic activity

Indicators of the issuer's financial-economic activity as of the end of the report quarter:

Indicator's description	Accounting treatment	9 months of 2004
Net assets value	According to the procedure established by the Ministry of Finance of Russian Federation and by the Federal Commission for joint – stock companies	14 091 064 390 rubles
Ratio of raised funds sum to capital and reserves	(Long-term liabilities as of the end of the report period + short-term liabilities as of the end of the report period) / Capital and reserves as of the end of the report period x 100	87,4 %
Ratio of short-term liabilities sum to capital and reserves	Short-term liabilities as of the end of the report period / Capital and reserves as of the end of the report period x 100	48,7 %
Cover of payments for debts service	Net profit for the report period + depreciation deductions for the report period – Dividends) / (Liabilities subject to repayment in the report period + interests subject to payment in the report period)	0,38 per a ruble
Overdue debt level	Overdue debt as of the end of the report period / (Long-term liabilities as of the end of	0,67 %

	the report period + Short-term liabilities as of the end of the report period) x 100	
Net assets turn-over	Proceeds from the sales of goods, products, works, services net of value-added tax, excise taxes and other taxes and mandatory payments / Net assets value	0,95 times
Accounts payable turn-over	Prime cost of sold goods, products, works, services without notice of business and management expenses / Accounts payable as of the end of the report period	2,4 times
Accounts receivable turn-over	Proceeds from the sale of goods, products, works, services net of value-added tax, excise taxes and other taxes and mandatory payments / (Accounts receivable as of the end of the report period – The debt of participants (founders) in respect of contributions to the Charter capital as of the end of the report period)	6 times
The share of income tax in the income before tax	Income tax / Income before tax	33 %

2.2. The issuer's market capitalization

Information on the issuer's market capitalization for the last 5 accomplished fiscal years and the report quarter:

Date of fiscal year accomplishment	Capitalization , US$ (registered ordinary shares)	Capitalization , US$ (registered preferred shares)	Total capitalization, US$
31.12.1999	83 132 790	7 000 632	83 132 790
31.12.2000	115 510 824	8 374 176	123 885 000
31.12.2001	71 397 940	9 682 641	81 080 581
31.12.2002	308 470 463	64 479 947	372 950 410
31.12.2003	573 505 156	129 742 016	703 247 172
31.03.2004	775 426 512	176 469 277	951 895 789
30.06.2004	728 143 777	157 661 464	885 805 241
30.09.2004	722 572 566	164 786 642	887 359 208

OJSC "VolgaTelecom" shares are allowed for circulation by two organizers of trading at securities market:

- Non-commercial partnership "Stock exchange "Russian trading system" (NCP Stock exchange "RTS");
- Closed Joint Stock Company "Moscow Interbank Currency Exchange" (CJSC "MICEX").

NCP Stock exchange "RTS"- the organizer of trading is selected for calculation of weighted average price of a share; the issuer's shares have been circulating there since December 1996.

Methods of defining market capitalization:

➢ Market capitalization as of the date of each fiscal year accomplishment is calculated as the product of shares quantity of the corresponding category (type) by weighted average price of a share of this category (type). Weighted average price of shares is calculated by 10 largest transactions made via the organizer of trading at the securities market in the last month of each accomplished fiscal year.

In case, if during the last month of the accomplished fiscal year there were less than 10 transactions made at the securities market, then the weighted average price of a share is calculated by 10 largest transactions made via the organizer of trading at the securities market during 3 last months of each accomplished fiscal year for which the information on OJSC "VolgaTelecom" market capitalization is indicated.

In case, if during the last 3 months of each accomplished fiscal year there were less than 10 transactions made via the organizer of trading at securities market, then OJSC "VolgaTelecom" market capitalization is calculated as the product of the shares quantity of corresponding category (type) by weighted average price of a share of this category (type) calculated as per the procedure of calculation of weighted average price of a valuable paper at RTS Stock exchange.

The calculation of weighted average price of a valuable paper, established in the course of trading at Stock exchange RTS, is made by using the price information on transactions concluded on the basis of addressless applications during the trading session. The calculation is made on the stock's business days and is being performed every hour; the first calculation is made in an hour after the trading session opening. The official value is the value of weighted average price calculated at the time of the trading session closing. The calculation of weighted average price of valuable papers, for which the trading is suspended, is not made.

Weighted average price of the i-th valuable paper is calculated by the following formula:

$$AP_i = \frac{\sum_{k=1}^{n}(P_{ik} \times Q_{ik})}{\sum_{k=1}^{n} Q_{ik}}$$

Where n – the number of transactions selected for calculation, P_{ik} – the price of the k-th transaction under the i-th valuable paper, Q_{ik} – the volume of the k-th transaction under the i-th valuable paper.

2.3. The issuer's liabilities

2.3.1. Accounts payable

The data on the accounts payable are presented as of October 01, 2004.

Accounts payable as of October 01, 2004.

Thousand rubles

Accounts payable item	Payment occurrence date						
	As of 01.10.04	**Up to 30 days**	**From 31 to 60 days**	**From 61 to 90 days**	**From 91 to 180 days**	**From 181 day to 1 year**	**More than 1 year**
Short-term and long-term liabilities, total, including:	11 846 423	3896 626	1856 639	720 113	600 489	752 906	4 019 650
Accounts payable, total, including:	4 019 971	2452 110	935 731	453 957	106 904	71 269	-
To the suppliers and contractors	2 227 154	1046 762	623 603	378 616	106 904	71 269	-
To the affiliated	-		-	-	-	-	-

persons and entities of the issuer		-					
Remuneration of labor	163 711	163 711	-	-	-	-	-
Debt to the budget and extrabudgetary funds	552 804	552 804	-	-	-	-	-
Other accounts payable	1 076 302	688 833	312 128	75 341	-	-	-
Credits, total, including:	4 515 849	402 998	393 998	125 998	423 980	599 472	2 569 403
Bills payable	209 000	100 000	105 000	4 000	-	--	-
Loans, total, including:	1 630 735	-	6151	22567	69605	82165	1 450 247
Bonded loans	1 000 000	-	-	-	-	-	1 000 000
Other liabilities	1 679 868	1041 518	520 759	117 591	-	-	-

Overdue accounts payable, total, including:	80422
To the budget and extrabudgetary funds, thousand rubles	-
Overdue indebtedness under credits, thousand rubles	-
Overdue indebtedness under the loans of Vnesheconombank, thousand rubles	80 422

There are no creditors whose share in the total amount of accounts payable is at least 10%.

2.3.2. The issuer's credit background

As of 01.10.2004 there are no credit agreements and loan contracts, the amount of major debt under which is 10 and more percent of OJSC "VolgaTelecom" net assets value.

2.3.3. The issuer's liabilities from the guarantee provided to third parties

There are no guarantees in the form of pledge and surety, making more than 5 % of the issuer's balance sheet assets for the 3-d quarter of 2004.

2.4.3. The issuer's other liabilities

As of 01.10.2004 there are no agreements, including time transactions, not reflected in the accounting balance-sheet which are capable to influence considerably the financial status, liquidity of the Company, sources of finance, results of activity and expenses.

2.4. The purposes of the emission and the trends of usage of resources obtained from the issuing securities placement

Interest rate paper bearer bonds of BT-1 series

State registration number of the securities issue: **4-43-00137-A**

State registration date of the issue: **24.01.2003**

The number of securities of the issue: **1 000 000 pieces**

The amount of the issue of securities by the face value: **1 000 000 000 rubles**

The basic goal of the emission is to raise the level of profitability of the Company.

The issuer realizes a number of large scale highly remunerative telecom projects aimed at the development of communication facilities of the Volga Federal district. The issuer develops cellular business using funds raised by means of the bonded loan. Besides, the funds raised by means of the bonded loan are invested in the development of interregional multi-service communication network, which is being created on the basis of already existing data transmission networks of the Company's regional branches.

2.5. Risks related to the acquisition of being placed (placed) issuing securities

Industry risks,
Country and regional risks,
Financial risks,
Legal risks,
Risks related to the issuer's activity.

2.5.1. Industry risks

The competition level in the telecom sector of the Volga Federal district economy is steadily growing.

The toughening of competition with alternative operators in all the branches of OJSC "VolgaTelecom" is observed in the sphere of value-added services and long-distance communication, despite the fact that the Company is still the leader in wire communication. The risk of reduction in income from long-distance communication due to the termination of traffic via IP-channels of alternative operators by the carriers affiliated to OJSC "VolgaTelecom" is increasing. The weakening of market positions of services in the area of fixed telephone communication occurs because of the growth of the cellular communication services market.

The following economic factors may result in the decline of the situation in the industry and the Company's market position:

- General decrease in the production volume and the reduction of economic growth rates;
- Economic risks specific to Russian Federation by and large, including the level of macroeconomic instability in the country, the existence of possibility of modifications in the legislation that may result in the reduction of the Company's income or in the toughening of the procedure of yield taxation;
- The ruble devaluation rates exceeding the tariff growth rate.

The following activities are planned in the case of negative developments in the region and in the country's economy:

- To optimize the structure of expenses;
- To readjust the Company's investment program;
- To make corrections in the Company's pricing and marketing policy;
- To adapt the structure of rendered services, market requirements being taken into account, for the purposes of profit maximization.

As a result of affiliation OJSC "VolgaTelecom" got the opportunity to use uniform infrastructure and technical facilities within the limits of the Volga Federal district, therefore the influence of industry risks on the Company's activity is estimated as minimal. This allows to render the maxim wide range of communication services to the customers, and also to optimally develop interregional communication networks for the reduction of prime cost and rising of profitability of services.

2.5.2. Country and regional risks

The economic situation in the regions and the relations with authorities of the Russian Federation subjects and with local authorities are developing positively, which influences favorably the activity of the Inter-Regional Company and its capacity to fulfill its obligations.

In future, the reasons of the situation destabilization may be:

1) Interference of the state regulatory bodies into Inter-Regional Company's activity. The Company is strengthening objectively its positions at the market. In addition, the number of management subjects is reduced for the regulatory body. Hence, the consolidated company would attract more attention to its activity.

2) Reduction of financing by regional authorities of programs of telephonization of appropriate regions.

2.5.3. Financial risks

Currency risk. As of October 01, 2004 the share of contracts concluded by OJSC "VolgaTelecom" with suppliers and contractors in foreign currency is insignificant and it has the tendency for reducing. That is why it is possible to state that the issuer's exposure to risks, related to the change of the foreign exchange rate is minimal.

Interest-rate risk. During the third quarter of the current year in the Company's debt portfolio all bank credits had fixed rate of interest; besides, after the reduction of refinancing rate of the Russian Central Bank up to 13% annually beginning from 15.06.2004 for valid and newly concluded credit contracts, the rate of interest was also reduced. The interest-rate risk for the specified reasons is insignificant.

Inflation peril. According to the forecast of the Government of Russian Federation in 2004 the inflation rates will continue to decrease and amount to not more than 10 % a year.

As in the process of reasonable inflation the prices for commodities and materials tend to grow, the rated value of the Company's financial needs for these purposes also grows. The Company conducts contract policy of deferment of payments for the purpose of reducing the real price of inventories by means of reducing the share of advance payments for the supplies and the increase in installment for the further payments.

So, the inflation peril is minimal.

2.5.4. Legal risks

The below listed aspects of Russia's existing legal system generate uncertainty while taking legal decisions and decisions in business area by the issuer's chief executive officers:

- Contradictions between the laws, decrees of the President of Russian Federation, the Government acts and directions of ministries, as well as between local, regional and federal legislation and statutory acts;
- Passing by the Government, bodies and departments of statutory acts without clear constitutional or legislative basis;
- Delays in passing or lack of by-laws, ensuring the execution of this or that legislation, causing significant flaws in statutory-legal base;
- Insufficient judicial and administrative practice of interpretation of relevant norms and limited value of judicial decisions as precedents;
- The lack of sufficient experience of interpretation and application of market legislation and liability to economic and political influence of judicial authority in Russia;

- Insufficiently efficient warranties of getting protection in Russian court and of enforced execution of judicial decisions.

Statutory-legal base in relation to property and securities is permanently in the course of development, which is why there is a risk of limitation of issuer's capability to attract the investments in the future, due to these the risks factors are:

- Imperfection of statutory base in Russia leads to contradiction of a number of laws and by-laws, which for the issuer may result in higher expenses and reduce the capability of managing its business;
- Developing and being frequently changed Russian taxation system generates considerable uncertainty and risks, which complicates tax planning and decision making by the issuer;
- Current, limiting currency regulation, which may prevent the issuer from making ordinary business operations and attracting foreign investments in the future;
- Changes of the rules of customs control and duties, of requirements to licensing the issuer's core activity, of judicial practice on the issues related to the issuer's activity (including the licensing issues), may also negatively affect the results of the issuer's activity, and also the results of current trials in which the issuer is involved.

2.5.5. Risks related to the issuer's activity

The trials in which the issuer is involved and also the occurrence of the issuer's potential liability under the debts of third parties, including the issuer's associated companies are insignificant.

Some kinds of activity the list of which is defined by federal laws are carried out by the issuer on the basis of special permission (license). There are no hindrances to the extension of the validity term of the issuer's licenses for the execution of special kind of activity that is why there are no risks related to the conducting by the issuer of activity without special permission.

III. Detailed information on the issuer

3.1. Background of establishment and development of the issuer

3.1.1. Data on the brand name of the issuer

Full and abbreviated brand name of the issuer:

Открытое акционерное общество «ВолгаТелеком»

ОАО «ВолгаТелеком»
OJSC «VolgaTelecom»

Based on Russian Federation law "On trade marks, service marks and goods location origin" the issuer's brand name is registered as the ***trade mark*** and the service mark on December 15, 2002 in the State Register of trade marks and service marks of Russian Federation as regards the following services: 38 – telecommunications. ***Certificate for the trade mark (service mark) is № 231259.*** Registration of the trade mark is valid on the entire territory of Russian Federation within 10 years since May 31, 2002.

Data on changes in the issuer's name and business legal structure:

01.04.1991

State enterprise of communication and informatics "Rossviyazinform" of Nizhny Novgorod oblast

SECI "Rossviyazinform"

15.12.1993

Joint Stock Company of Open Type "Sviyazinform" of Nizhny Novgorod oblast

JSCOT "Nizhegorodsviyazinform"

The name was introduced as a result of reorganization of state enterprise of communication and informatics "Rossviyazinform" of Nizhny Novgorod oblast in accordance with the Decree of the President of Russian Federation of 01.07.92 № 721 "On organizational measures for reorganization of state enterprises. Voluntary affiliation of state enterprises into joint stock companies" and the regulation of government of Russian Federation dated of December 22, 1992 № 1003 "On privatization of communication enterprises".

12.08.1996

Open Joint Stock Company "Sviyazinform" of Nizhny Novgorod oblast

OJSC "Nizhegorodsviyazinform"

The name was introduced to reconcile it with RF Civil Code and federal law "On joint stock companies".

28.06.2002

Open Joint Stock Company "VolgaTelecom"

OJSC "VolgaTelecom"

The name was introduced in accordance with the resolution of stockholders general meeting of 28.06.2002, minutes № 10.

3.1.2. Data on the issuer's state registration

Certificate of state registration of legal entity:

The issuer's state registration number: ***448***

The issuer's state registration date: ***15.12.1993***

Name of the state registration body: ***Committee for management and control of city's property and land resources of administration of the city of Nizhny Novgorod***

Certificate of making an entry into Single state register of legal entities about the legal entity registered before July 1, 2002:

The issuer's major state registration number: ***1025203014781***

The issuer's state registration date: ***01.08.2002***

Name of the state registration body:

Inspection of Russia's Ministry of Tax Collection for Nizhegorodskyi district of the city of Nizhny Novgorod

3.1.3. Data on the issuer's creation and development

In 1993 as a result of privatization of state enterprise of communication and informatics "Rossviyazinform" there was registered joint stock company of open type (JSCOT) "Sviyazinform" of Nizhny Novgorod oblast, which in 1996 was transformed into Open Joint Stock Company (OJSC) "Nizhegorodsviyazinform". Thus, the issuer has been operating for 10 years and 9,5 months since the date of its state registration (15.12.1993) and has been established as per the Company's Charter for the unlimited period of activity. General objective of the company's establishment was to increase the efficiency of the state economic system and to transit from planned economy to market relations. Belonging to the area of service production determines the Company's major objective, which consists of obtaining additional profit via tracking and reacting to the market demands with further satisfaction of the demand for services.

In 1993 the company got independence in the management of its own production and financial resources. Following the obtaining of economic independence OJSC "Nizhegorodsviyazinform" started active modernization of communication networks by transforming the existing capacities and constructing the new ones only on the basis of digital data transmit systems. Annual increase in the network subscriber capacity amounted to 70 thousand lines per year.

Since 1996 due to active implementation of the latest communication services on the basis of high technological level equipment OJSC "Nizhegorodsviyazinform" has started to provide Internet access services. In addition, OJSC "Nizhegorodsviyazinform" has been gradually expanding the list of high-tech services – ISDN, phone cards system, as an element of intelligent network, IP telephony, xDSL-based digital access, voice mail, etc.

In 1994 OJSC "Nizhegorodsviyazinform" shares entered Russia's market of securities. In 1997 the company issued ADRs of Level I, they are traded at Berlin and Frankfurt currency stock exchanges.

Up to the second half of 2002 OJSC "Nizhegorodsviyazinform" had been the leading operator at telecommunications market of the city of Nizhny Novgorod and Nizhny Novgorod oblast. Being a natural monopolist in the area of providing the services of local, long distance and international telephone communication, the company was the 4-th by the size of telephone network among Russia's regional operators.

In 2002 on the basis of OJSC "Nizhegorodsviyazinform", by affiliating 10 enterprises of communication of Povolzhie, there was established Open Joint Stock Company "VolgaTelecom" – communication enterprise of Povolzhie.

The resolution on reorganization by way of incorporating to OJSC "VolgaTelecom" was adopted by overwhelming majority of votes at extraordinary shareholders meetings of incorporated companies in autumn of 2001.

In July of 2002 the Board of directors of OJSC "VolgaTelecom" adopted the resolution on increasing the Company's authorized capital. Additional issue of shares was placed within the limits of declared shares by converting the shares of incorporated communication operators of Povolzhie into them.

As of November 30, 2002 10 incorporated joint stock companies were excluded from the Single state register of legal entities; their property, assets, personnel were transferred to appropriate

regional branches of OJSC "VolgaTelecom". The shares and bonds of these companies were converted into OJSC "VolgaTelecom" shares and bonds.

The incorporated company network covers the territory of 665 thousand square kilometers and provides communication services to over 21 million people.

OJSC "VolgaTelecom" has the licenses to provide the services of local, long distance and international telephone communication, recording communication, radio broadcasting, etc. in eleven regions of the Volga Federal district.

The Company is a large Internet provider, directly or via affiliated companies it provides the services of paging and mobile communication of various standards.

3.1.4. Contact information

The issuer's location: ***Post House, M.Gorky square, Nizhny Novgorod, Russian Federation, 603000***

The issuer's mail address: ***Post House, M.Gorky square, Nizhny Novgorod, Russian Federation, 603000***

Location of the issuer's permanent executive body: ***Post House, M.Gorky square, Nizhny Novgorod, Russian Federation, 603000***

Telephone number: *(8312) 33 20 47*

Fax number: ***(8312) 30 67 68***

E-mail address: ***gd@vt.ru***

The address of the web-site in the Internet where the information on the issuer and its securities is available: **http://www.volgatelecom.ru**

http://www.volgatelecom.ru/?id=217

Location of the issuer's special department for shareholders and investors relations:

Department of securities and capital markets

Post House, M.Gorky square, Nizhny Novgorod

Telephone number: ***(8312) 30 06 68, 34 38 54***

Fax number: ***(8312) 34 38 54***

E-mail address: ***sokolovdn@sinn.ru***

3.1.5. Taxpayer Identification Number (TIN)

5260901817

3.1.6. The issuer's branches and representation offices

The issuer's branches and representation offices as of the date of the report quarter end:

Name: ***Kirov branch***

Location: ***Drelevsky str., 43/1 Kirov, 601000***

Mail address: ***Drelevsky str., 43/1 Kirov, 601000***

CEO: ***Popovskyi Valery Petrovich***

Date of establishment: *27.11.2001*

PA validity term: ***31.03.2005***

Name: ***Nizhny Novgorod branch***

Location: ***Bolshaya Pokrovskaya str., 56, Nizhny Novgorod, 603000***

Mail address: ***Bolshaya Pokrovskaya str., 56, Nizhny Novgorod, 603000***
CEO: ***Lyulin Vladimir Fedorovich***
Date of establishment: ***24.10.2002***
PA validity term: ***31.12.2004***

Name: ***Orenburg branch***
Location: ***Volodarsky str., 11, Orenburg, 460000***
Mail address: ***Volodarsky str., 11, Orenburg, 460000***
CEO: ***Pilipteev Viyacheslav Ivanovich***
Date of establishment: ***27.11.2001.***
PA validity term: ***31.03.2005.***

Name: ***Penza branch***
Location: ***Kuprin str., 1/3, Penza, 440606***
Mail address: ***Kuprin str., 1/3, Penza, 440606***
CEO: ***Nazarov Victor Markovich***
Date of establishment: ***27.11.2001***
PA validity term***: 31.03.2005.***

Name: ***Samara branch***
Location: ***Krasnoarmeiskaya str., 17, Samara, 443010***
Mail address: ***Krasnoarmeiskaya str., 17, Samara, 443010***
CEO: ***Elkin Sergey Leonidovich***
Date of establishment: ***27.11.2001***
PA validity term: ***31.03.2005.***

Name: ***Saratov branch***
Location: ***Kiselev str., 40, Saratov, 410012***
Mail address: ***Kiselev str., 40, Saratov, 410012***
CEO: ***Korolkov Oleg Animpadistovich***
Date of establishment: ***27.11.2001***
PA validity term: ***31.03.2005.***

Name: ***Ulyanovsk branch***
Location: ***L.Tolstoy str., 60, Ulyanovsk, 432601***
Mail address: ***L.Tolstoy str., 60, Ulyanovsk, 432601***
CEO: ***Karyukanov Anatolyi Sergeevich***
Date of establishment: ***27.11.2001***
PA validity term: ***31.03.2005.***

Name: ***branch in the Republic of Maryi El***
Location: ***Sovietskaya str., 138, Yoshkar-Ola, the Republic of Maryi-El, 424000***
Mail address: ***Sovietskaya str., 138, Yoshkar-Ola, the Republic of Maryi-El, 424000***
CEO: ***Kolesnikov Sergey Mikhailovich***
Date of establishment: ***27.11.2001.***
PA validity term: ***31.03.2005.***

Name: ***branch in the Republic of Mordoviya***
Location: ***Bolshevistskaya str., 13, Saransk, 430000***

Mail address: ***Bolshevistskaya str., 13, Saransk, 430000***
CEO: ***Shubin Ivan Ivanovich***
Date of establishment: ***27.11.2001***
PA validity term: ***31.03.2005.***

Name: ***branch in the Republic of Udmurtiya***
Location: ***Pushkinskaya str., 278, Izhevsk, 426008***
Mail address: ***Pushkinskaya str., 278, Izhevsk, 426008***
CEO: ***Fomichev Sergey Mironovich***
Date of establishment: ***27.11.2001***
PA validity term: ***31.03.2005.***

Name: ***branch in the Republic of Chuvashiya***
Location: ***Lenin av., 2, Cheboksary, Republic of Chuvashiya, 428000***
Mail address: ***Lenin av., 2, Cheboksary, Republic of Chuvashiya, 428000***
CEO: ***Zaraiskyi Victor Yakovlevich***
Date of establishment: ***27.11.2001***
PA validity term: ***31.03.2005.***

3.2. The issuer's core economic activity

3.2.1. The issuer's industry membership

The codes of main industry's trends of activity in accordance with OKVED.

64.20 Activity in communication area

64.20.11 Activity in telephone communication area
64.20.12 Activity in recording communication area
64.20.21 Activity in transmission (broadcasting) and distribution of TV programs area
64.20.22 Activity in transmission (broadcasting) and distribution of radio programs area
64.20.3 Other activity in communication area

3.2.2. The issuer's core economic activity

The issuer's core economic activity:
Rendering telecommunication services.

Description of indexes	Measure unit	As of 01.04.04	As of 01.07.04	As of 01.10.04
Growth rate of income of telecommunication services (vs. the relevant period of the previous year)	%	**139,4**	**139,8**	**139**
Share of income of local communication services in the structure of gross income	%	*43,1*	*43,2*	*37,9*
Share of income of long-distance and international telephone calls in the structure of gross income	%	*39*	*39,2*	*40,7*

Share of income of rendering value-added communication services in the structure of gross income	%.	*4,8*	*5*	*5*
The growth rate of proceeds from the sale of goods, works, services (vs. the relevant period of the previous year)	%	**138,7**	**139,1**	**139**

Information on the change of amount of the issuer's income of the core economic activity by 10 and more percent as compared to the previous report period and the reasons for such changes:

There were no such changes in the report quarter.

Information on the seasonal nature of the issuer's core economic activity:

Seasonal fluctuations are insignificant and do not influence considerably the Company's activity. The period in which the seasonable fluctuation mainly becomes apparent is summer, which is explained by summer business decline and by the holiday season.

3.2.3. Major types of products (works, services)

The major types of products of OJSC "VolgaTelecom" making more than 10 % from the total amount are the services of local and long-distance telephone communication. The indexes of sales of the specified services are presented in the table below:

Major types of products (works, services), which ensured more than 10 % of the volume of sales.

Index description	9 months of 2004	Services sales pattern
Providing long-distance and international telephone calls		Direct sales
Calls, thousand minutes	1 716 016	
The price of the service per 1 minute, rubles	2,92	
Growth index, %	0,7	
Volume of proceeds, thousand rubles	5 864 778	
Share in the total volume of the proceeds, %	44,0	
Providing local telephone connection		Direct sales
Number of telephone sets, pieces	4 380 520	
Price for the service per a month, rubles	102,2	
Growth index, %	0,1	
Volume of proceeds, thousand rubles	5 505 060	
Share in the total volume of the proceeds, %	41,3	

In the third quarter the communication services tariffs were not changed. As compared to the first half year of the current year the average cost of long-distance and international call, as well as the cost of providing local connection, actually did not change. The growth indexes for these services were 0,7% and 0,1% correspondingly.

Structure of costs connected with production and sales of products (works, services)

Elementwise costs	Line code	9 months of 2004		
		TOTAL	Including:	
			Local traffic	DLD & ILD traffic
1	2	3	4	5
Raw materials and supplies, %	1	5,86%	8,5	5,7
The works and services of production nature, executed by outside organizations , %	2	23,49%	9,3	48,5
Fuel, %	3	1,48%	1,4	0,7
Energy, %	4	2,32%	2,57	1,25
Wage costs, %	5	32,75%	36	21
Rental, %	6	0,91%	0,99	0,3
Benefits-related deduction, %	7	11,07%	10,5	7,85
Fixed assets depreciation, %	8	14,34%	27,3	11,1
Taxes included into the prime cost of the products , %	9	0,42%	0,2	0,14
Other expenses, %	10	7,36%	3,24	3,46
TOTAL: the costs connected with production and sales of products (prime cost), %	11	100,00%	100,0	100,0
Proceeds from the sales of products, %	12	100,0	44,0	41,3

3.2.4. The issuer's suppliers whose share is 10 and more percent of all supplies of inventory holdings, with indication of their share in the total scope of supplies.

Notes:

1. The data are provided for all kinds of purchased products.

2. The suppliers providing over 10% of products of the total volume of supplies are indicated in columns 1-3.

Year	Product description	Measure unit	Region, name and address of products suppliers			Products supply volume	Share in total volume of supplies, %
			Region	Products suppliers name	Products suppliers address		
A	Б	Д	1	2	3	5	6
9 months of 2004	Construction and installation activities	Thousand rubles	Privolzhskyi	OJSC "Sviyazstroi-4"	Saransk town	582 262	12,1
	Construction and installation activities	Thousand rubles	Central	OJSC "SoyuzTelephonStroi"	Moscow city	483 553	10,1

The share of import makes 6,5 % of total volume of supplies.

3.2.5. The issuer's products (works, services) sales markets

General information on the markets where the issuer conducts its activity:
The territory of the Volga Federal district of Russian Federation (except for the republics of Bashkortostan, Tatarstan, Perm oblast and Komi – Permyatsky autonomous national area).

The basic markets of OJSC "VolgaTelecom" are:

1. The market of local and intrazonal telephone communication.
2. The market of long distance and international telephone communication.
3. The market of value-added services (Internet and data transfer, ISDN, xDSL, IP-telephony, intelligent network, other services of data transfer).
4. The market of wireless and cellular communication.
5. Other services (wire audio broadcasting, recording communication, radio broadcasting, TV, satellite communication).

Basic customer groups of communication services provided by OJSC "VolgaTelecom" are:

- General public
- Business (large, medium and small)
- Budgetary organizations

Among negative factors which may influence the sale of OJSC "VolgaTelecom" production, there are:

- Fast growth of penetration level of cellular communication services;
- Toughening of competition among Internet providers;
- Expected sharpening of competitive struggle in the sphere of new technologies and services, with due account for the high level of potential competition.

The issuer's actions in the case if negative factors arise:

The Company's management regularly monitors and controls the change of a number of important indexes, defining the efficiency of the Company's activity in the sphere of economic, financial, technical and marketing policy, for the purpose of forecasting and operative reaction to the occurring and/or increasing influence of different negative factors. Strategic and medium term plans of the Company's development are elaborated in the frame of pessimistic developments, which provides the Company's activity with additional factor of safety in the case if crisis situation arises. Every year the correction of forecast of economic development and marketing strategy is made by the results of work for the previous period and of analysis of change of the Company's activity conditions.

3.2.6. Activity practice in relation to circulating capital and inventories

Inventory turnover ratio and the method of calculation are presented as of October 01, 2004:

Ratio description	Method of calculation	As of 01.10.04
Inventory turnover ratio, times *	Calculated as the ratio of prime cost of sold goods, works, services (line 020 of form 2) to average amount of inventories (1/2 (line210 as of the beginning of the year + line 210 as of the end of the year)	13
Duration of inventories turnover,	Calculated as the ratio of duration of the analyzed period to the inventory turnover ratio	20,8

days **		

** - describes the number of turnovers that the inventories may perform during the analyzed period*
*** - the specified ratio describes the duration of a cycle (the number of days) during which inventories transform into cash.*

The analysis of change of turnover of the issuer's resources invested in inventories, allows for defining reserves for reducing the need in current assets by means of optimization of inventories. It is considered to be normal when the inventory turnover ratio (in times) increases, and the duration of inventories turnover (in days) decreases.

As of October 01, 2004 the Inventory turnover ratio amounted to 13, and the duration of inventories turnover - 20,8 days.

For the nine months of the current year the share of inventories in the Company's total volume of current assets grew from 16,6% to 21,4% and amounted to 952 839 thousand rubles, this was mainly caused by the increase of the inventory of raw materials, materials and other similar value by 118,9% and is related to seasonal cycle.

As of October 01, 2004 the major portion in the structure of the Company's current assets is falling on accounts receivable – 52,2% or 2 205 057 thousand rubles.

The issuer's policy as regards the current assets is mainly aimed to reduce the accounts receivable. The Company elaborated a package plan to reduce the accounts receivable.

3.2.7. Raw materials

In the course of communication services rendering raw materials are not used.

3.2.8. Major competitors

In the 3-d quarter the improvement of competition was observed in the regions where OJSC "VolgaTelecom" operates. The company encounters strong competition in three key regions – Nizhny Novgorod, Samara and Saratov oblasts. These oblasts are the most attractive for competitors and exactly at these territories OJSC "VolgaTelecom" should defend its market positions first of all. Along with a large number of regional alternative operators at the markets of these oblasts there are also such large companies as "Golden Telecom, Inc." ("Combellga" and "Comincom" joined it), CJSC "Company TransTeleCom", LLC "Global One". The main threat is from these well known companies, which conduct aggressive marketing policy, develop most modern telecommunication technologies, use flexible tariff policy (with individual approach to every customer), have a large number of sales staff and clear incentive system of employees motivation.

In spite of high competition level, OJSC "VolgaTelecom" holds large market share in respect of traditional communication services - of local, long-distance and international telephone communication. The total revenues share in this telecom sector, received by the Company in the region by the results of the period amounted to 90,2 %.

The share of OJSC "VolgaTelecom" in the Volga Federal district telecommunication market by the results of the period in respect of telecommunication services amounted to:

- 87,3 % - local communication services and providing access to PSTN;
- 92,22% - long distance and international communication;
- 68,41 % - data transfer services.

In the telecommunication markets of the regions where the Company conducts its activity there is considerable unsatisfied demand for value-added services: VPN, ISDN, dedicated lines, broadband access, IP-telephony, access to the Internet. In the years to come the increase in value-

added services market capacity is expected, because of which OJSC "VolgaTelecom" establishes the following activity priorities in the specified market segment:

- further implementation of new technologies and services, corresponding to the market development trends, and also to the actual users requirements;
- competitive recovery of value-added services, including in the sphere of service maintenance, quality and tariff policy;
- further development of common data transfer networks (multiservice networks) in the framework of the Volga Federal district;
- introduction of universal cards for payment for communication services in all regions of the Company's activity;
- elaboration of special tariffs and providing "packaged services", including with traditional telecommunication services.

One of the priorities in the sphere of services is further development of prepayment cards system for telecommunication services: Internet-cards, service telephone cards, IP-telephony cards, pay telephone cards.

Major competitive advantages of alternative operators.

***In local communication segment*:**

1. Lack of social obligations;
2. Construction of their networks on the basis of digital switches;
3. Individual approach to every customer;
4. Higher quality of customer servicing.

In long-distance and international communication segment:

1. Prompt reaction to market situation change;
2. Flexibility in relations with customers.

In Internet services segment:

1. Higher servicing quality;
2. Individual tariffs for every subscriber;
3. Individual approach to servicing every subscriber;
4. Prompt reaction to market situation change;
5. Lack of social obligations.

Competitive advantages of OJSC "VolgaTelecom":

- Availability of developed infrastructure;
- Stable financial status, allowing for investing in most profitable segments of market and most perspective trends of business;
- Quality of rendering services;
- Consumer properties of services;
- Ability to form packages of integrated services.

3.2.9. Data on the availability of licenses with the issuer

№№	LICENSE NAME	LICENSE NUMBER, ISSUE DATE AND VALIDY TERM	THE NAME OF THE BODY ISSUED THE LICENSE
1.	Provision of services of local and intrazonal telephone communication	№ 23245 of 04.10.2002 (to 04.10.2012);	License of RF Ministry on communication and informatization
2.	Provision of services of local, long distance and	№ 24345 of 28.11.2002 (to 28.11.2007);	License of RF Ministry on communication and

	international telephone communication (by using the network of call offices, payphone network)		informatization
3.	To let communication channels on lease	№ 23246 of 12.09.2002 (to 12.09.2007);	License of RF Ministry on communication and informatization
4.	Provision of services of telematic services	№ 23240 of 01.08.2002 (to 01.08.2007);	License of RF Ministry on communication and informatization
5.	Provision of services of telegraph communication	№ 23243 of 14.11.2002 (to 14.11.2007);	License of RF Ministry on communication and informatization
6.	Provision of services of data transfer	№ 23241 of 01.08.2002 (to 01.08.2007);	License of RF Ministry on communication and informatization
7.	Provision of services of broadcasting audio programs over wire broadcasting network	№ 23721 of 12.09.2002 (to 12.09.2007);	License of RF Ministry on communication and informatization
8.	Provision of services of cellular radio telephone communication in the frequency range: NMT-450 MHz (Samara oblast) GSM- 900/1800 MHz (the Republic of Maryi El) IMT-MC 450 (Samara oblast)	№ 23242 of 14.11.2002 (to 01.02.2006); № 23244 of 28.11.2002 (to 17.03.2010); № 27602 of 18.08.2003 (to 18.08.2013);	License of RF Ministry on communication and informatization
9.	Provision of services of mobile radio telephone communication	№ 24343 of 28.11.2002 (to 28.11.2005);	License of RF Ministry on communication and informatization
10	Provision of services of personal radio call	№ 24344 of 28.11.2002 (to 28.11.2005);	License of RF Ministry on communication and informatization
11	Services of personal radio call over FM VHF	№ 11917 of 31.10.2002 (to 08.04.2004);	License of RF Ministry on communication and informatization
12	Provision of services of broadcasting TV programs over cable TV network	№ 17234 of 31.10.2002 (to 25.01.2006) the Republic of Mordoviya; № 20830 of 31.10.2002 (to 18.01.2007) Saratov oblast; № 14602 of 31.10.2002 (to 09.03.2005) the Republic of Chuvashiya; № 14461 of 31.10.2002 (to 09.03.2005)	License of RF Ministry on communication and informatization

		the Republic of Maryi El; № 25379 of 31.10.2002 (to 14.03.2006) Orenburg oblast; № 26974 of 23.05.2003 (to 23.05.2008) Nizhny Novgorod oblast; № 27620 of 18.08.2003 (to 18.08.2006) Samara oblast; № 30356 of 30.12.2003 (to 31.12.2006) Kirov oblast	
13.	Provision of services of on-air broadcasting of audio programs	№ 17571 of 31.10.2002 (to 15.03.2006) Nizhny Novgorod oblast; № 19983 of 31.10.2002 (to 08.11.2006) Samara oblast; № 15426 of 31.10.2002 (to 19.05.2005) the Republic of Mordoviya; № 12282 of 31.10.2002 (to 24.06.2004) (the license is in the process of issue for a new period in the Ministry of information technologies and communication) Kirov oblast; № 23257 of 31.10.2002 (to 01.08.2005) Orenburg oblast.	License of RF Ministry on communication and informatization
15.	Provision of services of on-air broadcasting of TV programs	№ 16383 of 31.10.2002 (to 17.10.2005) Samara oblast; № 23264 of 31.10.2002 (to 20.05.2007) the Republic of Mordoviya; № 23257 of 31.10.2002 (to 01.08.2005) Orenburg oblast; № 12282 of 31.10.2002 (to 24.06.2004) (the license is in the process of issue for a new period in the Ministry of information technologies and communication) Kirov oblast; № 25357 of 14.03.2003 (to 14.03.2006.) Samara oblast.	License of RF Ministry on communication and informatization
16	Provision of services of	№ 26275 of 23.05.2003 (to	License of RF Ministry on

	mobile radio communication	23.05.2006)	communication and informatization
17.	For carrying out medical activity	№ Г 793689 М 147 of 03.04.2003 (to 03.04.2008); № 1421-П of 27.12.2002 (to 27.12.2007);	Nizhny Novgorod registration chamber Ministry of Public Health of Udmurtiya Republic;
18.	Activity on construction of buildings and structures of I and II levels of responsibility in accordance with the state standard	ГС-4-52-02-26-0-5260901817-002029-2 of 09.01.2003 (to 09.01.2008); ГС-4-52-02-22-0-5260901817-001771-1 of 03.10.2002 (to 03.10.2007); Д 324172 of 14.06.2002 (to 14.06.2007); ГС-4-52-02-22-0-5260901817-001732-1 of 19.09.2002 (to 19.09.2007)	RF state committee on construction and housing and municipal complex;
19.	Activity for fire prevention and extinguishing	№ 1/01031 of 21.05.2003 (to 21.05.2008);	Russia's EMERCOM State department of state fire fighting service
20.	The right of use of subsurface resources	ИЖВ № 00700 to 29.01.2021	Ministry of natural resources and environment
21.	For carrying out the activity of hazardous waste management	М04/0011/Л of 31.05.2004	RF Ministry of natural resources
21.	Carrying out works on installation, repair and servicing of fire fighting means ensuring fire security of buildings and constructions	№ 2/01817 of 21.05.2003 (to 21.05.2008);	Russia's EMERCOM State department of state fire fighting service
22.	Carrying out surveying and mapping activities: 1. Geodesical works during engineering surveying, construction and operation of buildings and structures, land surveying, keeping cadastres, and other surveys; 2. topographic survey of general purpose and its	ВВГ-00312 of 23.12.2002 (to 23.12.2007); ВВГ-00313к of 23.12.2002 (to 23.12.2007);	Federal service of surveying and mapping of Russia Upper – Volga territorial zone

	control at 1:500- 1:10000 scale topographic survey of ground and underground constructions at 1:500-1:5000 scale		
23.	Retail sale of alcoholic products	№ Д 054086 1692 of 27.12.2002 (to 26.12.2005); № 05679-42 of 21.02.2003 (to 21.02.2006);	Ministry of trade and household services of Udmurtiya Republic Penza's oblast committee on licensing
24.	Activities and provision of services in the area of protecting state secrets	№ 111 of 11.12.2002 № 154 of 29.01.2003 № 524 of 09.12.2002 № 194 of 17.06.2003 № 266 of 21.08.2003	Territorial departments of Federal Security Service
25.	Carrying out the activities and provision of services for protection of state secret related to operation of cryptoservice	ЛФ/07-615-52 of 31.03.1999	Federal Agency for Security of Communication and Information
26.	Educational activity	№ 534 Series A056696 of 22.2000 (to 22.06.2003); № 43/ДО-5/53-0 of 24.04.2001 (to 24.04.2006);	Committee on licensing, attestation and state accreditation in the area of education with the Government of Udmurtiya Republic Department of education of Kirov's oblast
27.	Transportation of passengers by automobile transport	№ АСС 52 000640 of 15.10.2002 (to 14.10.2007);	Licensing chamber
28.	Transportation of passengers by motor transport	№ ГСС 52 000639 of 15.10.2002 (to 14.10.2007);	Licensing chamber
29.	Works with the use of data making up state secret	№ 265 of 21.08.2003 № 523 of 09.12.2002 № 523/1 of 19.12.2002 № 523/2 of 19.12.2002 № 523/3 of 19.12.2002 № 523/4 of 19.12.2002 № 523/5 of 19.12.2002 № 126 of 09.04.2003 № 126/1 of 09.04.2003 №126/2 of 09.04.2003 №277/1 of 11.07.2003 №277 of 11.07.2003 № 193 of 17.06.2003 № 152 of 17.03.2003 №152/1 of 17.03.2003	Territorial departments of Federal Security Service

		№ 153 of 29.01.2003 № 153/4 of 29.01.2003 № 153/3 of 29.01.2003 № 153/2 of 29.01.2003 № 153/1 of 29.01.2003 ЛЗ/180 of 09.12.2002 № 110 of 11.12.2002 № 110/1 of 11.12.2002 № 406 of 17.02.2003	
30.	For radio broadcasting:		RF Ministry on press, TV and radio broadcasting, and mass media
	Mass medium "Volna"	Series PB № 7557 of 13.08.2003 (to 13.08.2008);	
	Mass medium "Volna"	Series PB № 7651 of 23.09.2003 (to 03.07.2005);	
	Mass medium "Volna"	Series PB № 7667 of 24.09.2003 (to 24.09.2008);	
	Mass medium "Volna"	Series PB № 7416 of 26.06.2003 (to 04.07.2008);	
	Mass medium "Pulse of Nizhny"	Series PB № 7218 of 24.04.2003 (to 12.11.2006)	
	Mass medium "Atlas"	Series TB № 7465 of 08.07.2003 (to 07.09.2005);	
	Mass medium "Retro-Aliyans"	Series PB № 7363 of 09.06.2003 (to 16.02.2006);	
	Mass medium "Radio on "VolgaTelecom" wave"	Series PB № 8024 of 09.01.2004 (to 05.07.2004);	
	Mass medium "Radio on "VolgaTelecom" wave"	Series PB № 8177 of 04.03.2004 (to 04.03.2009);	
	Mass medium "Radio on "VolgaTelecom" wave"	Series PB № 8176 of 04.03.2004 (to 04.03.2009);	
	Mass medium "Radio on "VolgaTelecom" wave"	Series PB № 8175 of 04.03.2004 (to 04.03.2009);	
	Mass medium "MIR"	Series PB № 7219 of 24.04.2003 (to 25.01.2006);	

	Mass medium "Radio "Russian lad"	Series PB № 7980 of 18.12.2003 (to 18.12.2008);	
	Mass medium "Troika"	Series TB № 8029 of 12.01.2004	

Forecast as regards the probability of licenses extension.

1. The licenses for telecommunications services.

Upon the validity term expiry the licenses may be extended if all items of the license terms and conditions are observed, which is confirmed by the verification report of the territorial department of state supervision over communication and informatization (DSSCI), if the validity term of radio frequencies permission is extended (if used) and if the appropriate application is made to the licensor's address – Russian Federation Ministry for communication and informatization. Due to the fact that the Law "On communication" in a new wording became effective, in order to get the license for providing communication services for TV broadcasting, radio broadcasting and broadcasting of additional information the applicant of the license must submit notarized copy of the license for broadcasting (MTVRB).

2. (for item 29 of the Table) Licenses for broadcasting are extended on the basis of the verification report of DSSCI confirming the compliance with the license terms and conditions and if the authorization documents on the possibility of radio frequency resource usage are submitted. The licenses are extended by Russian Federation Ministry for the press, TV-radio broadcasting and mass communication tools.

3. Licenses for the activity, listed in items 17 – 28, are extended subject to timely submittal of documents package, as established by the law, to the licensor's address.

3.2.10. The issuer's joint activity

Information on the issuer's joint activity with affiliated companies

for quarter 3 of 2004

Name of the affiliated company	Investment in the charter capital, thousand rubles	Share in the charter capital , %	Purpose of investment	Dividend in the 3 quarter of 2004, thousand rubles
CJSC "Ulyanovsk-GSM"	60 000	60,0	Profit earning	2 000
OJSC "Omrix"	146 200	73,6	Profit earning	60,124

The issuer does not have joint activity agreements with affiliated companies.

3.2.13. Additional requirements to the issuers whose core activity is to provide communication services

a) Licenses for communication services provision

Basic terms and conditions of licenses

Terms and conditions of carrying out the activity in accordance with license № 23245 (valid to 04.10.2012).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of local and intrazonal telephone communication of public communication network, and also the services of telephone communication by using technical facilities of communication intelligent network on the territories of the following Republics and oblasts: the Republic of Maryi El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast.

2. The licensee must provide its network customers with the access to the services of long distance and international telephone communication of public communication network.

Long distance and international telephone communication services are provided by using the licensee's technical facilities over public communication network via Automatic Trunk Line Exchange (ATLX) of corresponding geographical zone of numbering under contracts with OJSC "Rostelecom" – the operator of long distance and international communication of public communication network of Russian Federation.

Intrazonal telephone communication services provision is allowed over the licensee's communication network (inside the code of zone of geographical numbering ABC), if the calling and called users are the licensee's network users or are the users of the network having connection only to the licensee's network.

3. Provision of local and intrazonal communication services, as per this license, by using microwave radio systems, is allowed upon obtaining the permission of using the operation frequencies in accordance with the industry regulatory documents.

4. It is allowed to use, at the subscriber's section, radio extenders and radio access equipment if required frequency resource is available, this resource is allocated, as per the established procedure, by the state radio frequency service with Russian Federation Ministry for communication and informatization.

Terms and conditions of carrying out the activity in accordance with license № 24345 (valid to 28.11.2007).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of local, long distance and international telephone communication of public communication network at the territories of the following Republics and oblasts: the Republic of Maryi El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast, by using the network of call offices and payphone network being created by the licensee.

Total installed capacity of the licensee's communication network is at least 19828 payphones, including:

On the territory of the Republic of Maryi El – at least 698 payphones;

On the territory of the Republic of Mordoviya – at least 640 payphones;

On the territory of the Republic of Udmurtiya – at least 2064 payphones;

On the territory of the Republic of Chuvashiya – at least 1621 payphones;

On the territory of Kirov oblast – at least 1940 payphones;

On the territory of Nizhny Novgorod oblast – at least 4361 payphones;

On the territory of Orenburg oblast - at least 2600 payphones;

On the territory of Penza oblast - at least 1320 payphones;

On the territory of Saratov oblast – at least 2264 payphones;

On the territory of Samara oblast – at least 733 payphones;

On the territory of Ulyanovsk oblast – at least 1587 payphones;

2. The licensee's payphones and call offices are connected to local telephone networks at the level of subscriber units.

3. The licensee has the right to use communication channels and physical circuits of communication network of other operators on compensation basis in accordance with the Civil code.

Terms and conditions of carrying out the activity in accordance with license № 23241 (valid to 01.08.2007)

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of data transfer of public communication network on the territory of Russian Federation subjects:
the Republic of Maryi El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast.

2. Data transfer services are provided by using the licensee's data transfer network.

3. The installed subscriber capacity of the licensee's network should ensure the capability of connecting at least 77840 users by the license validity term expiry, including at least 42370 customers by the end of 2003.

4. The licensee has the right to connect the data transfer equipment to public telephone communication network, to the part of "Iskra" network used for commercial purposes, and to Switched telegraph service/Telex telegraph network, and also has the right to use communication channels and physical circuits of public communication network.

5. The licensee's data transfer equipment connection to public communication telephone network, to the part of "Iskra" network used for commercial purposes, and to Switched telegraph service/Telex telegraph network is made only with the rights of subscriber units.

Terms and conditions of carrying out the activity in accordance with license №23721 (valid to 12.09.2007).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of broadcasting audio programs over the wire broadcast network on the territory of the following Russian Federation subjects: the Republic of Maryi El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast.

2. The licensee's network is designed for broadcasting of audio programs of All-Russia and state regional companies.
Broadcasting of other programs is possible with the availability of license for TV-radio broadcasting and appropriate contract with licensee-broadcaster.

Terms and conditions of carrying out the activity in accordance with license № 23244 (valid to 17.03.2010).

1.OAO By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of cellular radiotelephone communication of public communication network by using GSM standard equipment in frequency range of 900/1800 MHz on the territory of the Republic of Maryi El. Cellular communication services are provided by using the licensee's communication network, which should be a part of unified cellular network of Russian Federation – Personal Communication Network-900 (PCN-900);

2. PCN-900, being created by the licensee, is connected to Russian Federation public communication network at long distance service level in accordance with General diagram of creating

and phase-by-phase development of Russia's federal network of public mobile radio telephone communication of GSM standard.

Terms and conditions of carrying out the activity in accordance with license № 24343 (valid to 28.11.2005).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of mobile radio telephone communication of public communication network on the territory of cities and towns: Penza, Kamenka of Penza oblast; Samara, Pokhvistnevo, Syzran, Zhigulevsk, Toliyatti, Novokuibyshevsk, airport "Kuruchom" of Samara oblast; Saransk of the Republic of Mordoviya; Nizhny Novgorod, Sergach, Arzamas, Kstovo, Dzerzhinsk, Gorodets, Bor, Balakhna of Nizhny Novgorod oblast; Saratov, Balashov of Saratov oblast; Kirov, Raduzhnyi settlement of Kirov oblast.

The maximum number of the licensee's communication network subscribers - 4550.

2. The licensee's communication network is created by using radio telephone communication equipment operating in the frequency range 330 MHz, 161,500 MHz /156,900 MHz, 161,725/157,125 MHz, 160,875/156,275 MHz, 160,950/156,350 MHz, 161,575/156,975 MHz, 161,650/157,050 MHz.

3. The licensee's connection is allowed at the level of local telephone network as per the technical requirements of operators having the license for local telephone communication services provision.

Terms and conditions of carrying out the activity in accordance with license № 23246 (valid to 12.09.2007).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide local, long distance channels and communication paths, channels of TV programs broadcasting and audio broadcasting, physical circuits to the customers for communication signals transmission on the territories of the following Republics and oblasts: the Republic of Maryi El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast.

Total number of organized by the licensee tone frequency channels, main digital channels, including in digital paths setup – at least 25895.

By the end of the third year of the activity, the licensee must ensure the capability of organizing at least 70% of communication channels of the specified quantity.

2. Provision of channels, communication paths and physical circuits to customers is allowed for organization of communication networks if their owners have appropriate licenses of Russian Federation Ministry for communication and informatization (Russian Federation Ministry of communication, Russian Federation State committee for communication and informatization, Russian Federation State committee for telecommunications), and also for organization of subscriber lines in order to get access to different communication networks in accordance with the rules of their construction and for internal production networks not providing communication services on compensation basis, including those having the output port to public communication network.

Provision of communication channels and physical circuits is allowed for organization of subscriber and connecting lines of local telephone networks only within the limits of the territory of corresponding geographical zones of numbering ABC ab.

Terms and conditions of carrying out the activity in accordance with license № 23243 (valid to 14.11.2007).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of telegraph communication (receive, transmit and delivery of telegrams, Switched telegraph service/Telex network services) on the territory of the following Republics and oblasts: the Republic of Maryi El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov

oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast.

2. Telegraph communication services are provided by using the licensee's technical facilities. The installed capacity of telegraph facilities of switching and transmission belonging to the licensee must ensure the capability of complete satisfaction of the needs for telegraph communication services on the licensed territory.

Terms and conditions of carrying out the activity in accordance with license № 23240 (valid to 01.08.2007).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of telematic services of public communication network (e-mail services, information resources access services, facsimile messages services, information-reference services, voice information transmit services, audio conferences services, video conferences services) on the territory of the following Republics and oblasts: the Republic of Maryi El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast.

The services are provided by using the licensee's technical facilities of telematic services.

Installed subscriber capacity of the licensee's telematic services should ensure the capability of connecting at least 191000 users by the license validity term expiry, including at least 99200 users by the end of 2003.

Carrying capacity of the licensee's telematic service for voice information transmission should ensure the capability of organizing at least 5 simultaneous conversations by the license validity term expiry, including at least 3 simultaneous conversations by the end of 2003.

The number of users capable to participate simultaneously in audio conferencing and video conferencing sessions is at least 2 persons.

The number of connected to the lines by the license validity term expiry is at least 328, including at least 150 by the end of 2003.

Terms and conditions of carrying out the activity in accordance with license № 23242 (valid to 01.02.2006).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of cellular radio telephone communication of public communication network in the frequency range of 450 MHz at the territory of Samara oblast.

Cellular communication services are provided by using the licensee's communication network, which should be a part of unified cellular network of Russian Federation – Personal Communication Network 450.

2. The network installed capacity, coverage percentage, if sufficient frequency resources are allocated, should be at least:

In 2004 - 9000 numbers - 50%;
In 2006 – 10000 numbers - 60%;

Terms and conditions of carrying out the activity in accordance with license № 27602 (valid to 18.08.2013).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of digital cellular radio telephone communication of public communication network in the frequency range of 450 MHz, on the basis of IMT-MC-450 technology, at the territory of Samara oblast.

Digital cellular radio telephone communication services are provided by using the licensee's communication network, which is a part of federal cellular network of Russian Federation, on the basis of IMT-MC-450 technology.

2. The licensee should, by its own resources, ensure phase-by-phase release of the spectrum of frequencies 453,00...457,4 MHz/463,0...467,4MHz

3. The network installed capacity on the territory specified in the license should be at least (as of 31.12.):

In 2006 – 5000 numbers;

In 2009 - 10000 numbers;

In 2013 – 20000 numbers.

Terms and conditions of carrying out the activity in accordance with license №№27620, 14461, 25379, 14602, 26974, 20830, 17234, 30356 (valid to 18.08.2006, 09.03.2005, 14.03.2006, 09.03.2005, 23.05.2006, 18.01.2007, 25.01.2006, 31.12.2006, correspondingly).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of broadcasting TV and audio programs over cable TV networks on the territories of towns – Syzran, Toliyatti, Samara city of Samara oblast; Yoshkar-Ola town of the Republic of Maryi El; Orenburg city of Orenburg oblast; Cheboksary town of Chuvash Republic; Nizhny Novgorod city of Nizhny Novgorod oblast; Saratov city of Saratov oblast; Saransk town of the Republic of Mordoviya, Kirov city of Kirov oblast.

2. The customers should be provided with the broadcasting of All-Russia TV broadcasting organizations and state regional TV-radio companies programs being on the air. The broadcasting of other TV (audio) programs is possible if the license for TV-radio broadcasting and the related contract with the licensee-broadcaster are available.

Terms and conditions of carrying out the activity in accordance with license №№ 12282, 16383, 15426, 23264, 25357, 19983, 17571, 23257 (valid to 24.06.2004, 17.10.2005, 19.05.2005, 20.05.2007, 14.03.2006, 08.11.2006, 15.03.2006, 01.08.2005, correspondingly).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of broadcasting TV and audio programs at the territories of Kirov, Samara, Nizhny Novgorod, Orenburg oblasts and at the Republic of Mordoviya.

2. The licensee should provide the customers with the communication services meeting the quality standards and technical norms.

3. The use of technical communication facilities is allowed, if the permission for their operation is available from the state service supervising communication in Russian Federation.

Terms and conditions of carrying out the activity in accordance with license №№ 11917, 24344 (valid to 08.04.2004, 28.11.2005, correspondingly).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of personal radio call on the territory of Saransk, Ruzaevka, settlement Atuyrievo, village Sarast of the Republic of Mordoviya; Ulyanovsk, Dimitrovgrad, settlement Veshkaima of Ulyanovsk oblast; Orenburg city of Orenburg oblast, including with channel multiplexing of FM VHF network in Orenburg.

2. The number of subscribers under license with non-multiplexing of FM VHF network is at least 1500,

Maximum number of the network subscribers is 13800.

3. The network is organized by using the frequencies allocated by Federal State Unitary Enterprise "Main radio frequency center".

Terms and conditions of carrying out the activity in accordance with license № 26275 (valid to 23.05.2006).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of mobile radio communication at the territory of Yoshkar-Ola town of the Republic of Maryi-El.

2. Maximum number of the licensee's network subscribers -500.

3. The network is created by using radio equipment the operation of which is possible with the availability of permissions from state agencies supervising communication and informatization.

4. Connection to the public communication network is not allowed.

There are no factors that may negatively affect the performance of obligations under the terms and conditions of the licenses, as all the requirements are established in accordance with legislation and regulatory acts of existing legislation in communication area. The license is issued for a new term, if the application on the extension of the license validity term is timely submitted and if all requirements defined in the annex to the license are met.

The issuer's obligations as regards the creation of subscriber's base are defined by the appropriate item of the appendix to the license, where the number of subscribers by the end of the license validity term is indicated. These obligations are absent under the licenses for providing the services of on-air broadcasting of TV and radio broadcasting programs. However, the figure indicated in the license is a foreseeable value, and less than 25% non-performance of this indicator by the operator does not result in the license cancellation.

'or frequencies see the appendix:

Permissions for operation of OJSC "VolgaTelecom" communications electronics

Territory	Permission for using radio frequency spectrum	Validity term	Miscellaneous
ıratov city, Base Station-4	№ 14-06-21/20029 of 24.04.2003	25.11.2005	330MHz
ılashov town	№ 14-06-21/2046 of 09.01.2003	08.12.2007	330MHz
ıratov city, BS-1,2,3	№ 14-06-21/2045 of 09.01.2003	08.12.2007	330MHz
ıratov city	№ 1029224 of 26.08.2003	to 25.11.2005	330MHz
ettlement Karakuduk, settlement eselyi, settlement Akbulak of Orenburg blast	№ 56-876-150 of 14.07.2004	To 14.07.2005	330MHz
illage Troitskoe of Orenburg oblast	№ 56-876-152 of 14.07.2004	To 14.07.2005	330MHz
ettlement Suvorovskyi, settlement ruzhnyi of Orenburg oblast	№ 56-876-151 of 14.07.2004.	To 14.07.2005	330MHz
irov city BS-1 ettlement Raduzhnyi BS-2	№ 14-06-21/2048 of 09.01.2003	08.12.2007	330MHz
irov city BS-1,2	№ 14-06-21/2047 of 09.01.2003	08.12.2007	330MHz
irov city	№ 1022733 of 30.04.2003		159-161MHz
amara city BS-1,2,3,4,5,6,7, okhvistnevo town BS- 8, yzran town BS- 9, higulevsk town BS-10	№ 14-06-21/791 of 09.01.2003	08.12.2007	330MHz
amara city BS-1,2,3,4, ettlement Bereza BS-5, yzran town BS-6,7 ovokuibyshevsk town BS-8, oliyatti town BS-9,10	№ 14-06-21/790 of 09.01.2003	08.12.2007	330MHz
aransk town BS-1,2	№ 14-06-21/792 of 09.01.2003	08.12.2007	330MHz
amenka town BS-1	№ 14-06-21/789 of 09.01.2003	08.12.2007	330MHz

·nza city BS-1,2	№ 14-06-21/875 of 09.01.2003	08.12.2007	330MHz
stovo town BS-5	№ 14-06-21/56677 of 31.12.2002	02.12.2007	330MHz
zerzhinsk town BS-1	№ 14-06-21/56675 of 31.12.2002	02.12.2007	330MHz
izhny Novgorod city BS-1,2,3	№ 14-06-21/56681 of 31.12.2002	02.12.2007	330MHz
·rgach town BS-1	№ 14-06-21/56679 of 31.12.2002	02.12.2007	330MHz
rzamas town BS-1	№ 14-06-2002 of 31.12.2002	02.12.2007	330MHz
oshkar-Ola town	№ 081-05-02/26314 of 02.06.2003	10.01.2008	156-160MHz
oshkar-Ola town BS- 4	№ 17-05-30/19946 of 24.04.2003	16.04.2008	890-915MHz
olzhsk town ozmodemiyansk town, settlement okshaisk, sanatorium “Klenovaya gora”	№ 17-05-30/20405 of 24.04.2003	16.04.2008	935-960MHz
ımara oblast yzran town, BS-11 ımara city, BS-1,3,4 oliyatti town, BS-8,9,10 tradnyi town, BS-16 ovokuibyshevsk town, BS-18 okhvistnevo town, BS-21 ettlement Bereza, BS-7 rasnyi Yar town, BS-38 ezenchuk town, BS-20 ergievsk town, BS-22 eftegorsk town, BS-23 ettlement Shigony, BS-24 ettlement Bolshaya Glushitsa, BS-25 illage Khvorostiyanka, BS-32 hapaevsk town, BS-17 inel town, BS-19 ettlement Vintai, BS-28	№ 083-03-02/27506 of 06.06.2003	To 01.02.2006	453-457,5MHz/ 463-467,5MHz
he Republic of Maryi El	17-05-30/22008 of 07.05.2003	5.11.2003	890-915MHz 935-960MHz
he Republic of Maryi El	№ 1024077 of 16.12.2003	12.12.2008	890-915MHz

			935-960MHz
ıe Republic of Maryi El	№ 03-12026 of 24.12.2003	20.12.2008	890-915MHz 935-960MHz
imitrovgrad town, BS1 ettlement Veshkaima BS2 lyanovsk city BS3	№ 14-10-20/55245 of 18.12.2002	17.12.2005	160MHz
ettlement Veshkaima	№ 14-10-20/15924 of 31.03.2003	17.12.2005.	160MHz
aransk town BS-1 ettlement Atyurievo BS-2 uzaevka town BS-3 arask village BS-4	№ 14-10-20/55243 of 18.12.2002	17.12.2005	160MHz
renburg city	№ 14-10-20/55244 of 18.12.2002	17.12.2005	160MHz
lexandrovka	№ 03-03233 of 16.10.2003 № 03-01978 of 09.10.2003	01.08.2005 01.08.2005	7TV CHANNEL 3TV CHANNEL
idyrlya	№ 03-03212 of 20.10.2003	01.08.2005	29TV CHANNEL
sekeevo	№ 1006152 of 12.11.2003	01.08.2005	34TV CHANNEL
ndreevka	№ 03-06601 of 12.11.2003 № 03-06602 of 12.11.2003	01.08.2005	21TV CHANNEL 31TV CHANNEL
lexeevka	№ 03-03239 of 16.10.2003 № 03-03241 of 16.10.2003 № 03- 06539 of 12.11.2003	01.08.2005 01.08.2005 01.08.2005	5TV CHANNEL 10TV CHANNEL 28TV CHANNEL
ksakovo	№ 03-01977 of 09.10.2003	01.08.2005	10TV CHANNEL
bdulino	№ 03-06505 of 12.11.2003	01.08.2005	6TV CHANNEL
lagodarnoe	№ 03-06752 of 12.11.2003	01.08.2005	12TV CHANNEL
orodinskoe	№ 1029897 of 16.10.2003	01.08.2005	3TV CHANNEL
uzuluk	№ 03-06529 of 05.11.2003 № 03-06603 of 05.11.2003	01.08.2005	4TV CHANNEL 31TV CHANNEL
uguruslan	№1009852 of 05.11.2003	01.08.2005	49TV CHANNEL
alandino	№ 03-06751 of 12.11.2003	01.08.2005	3TV CHANNEL
estuzhevka	№ 03-03236 of 16.10.2003	01.08.2005	2TV CHANNEL
urtinskyi	№ 03-06449 of 05.11.2003	01.08.2005	29TV CHANNEL

uzuluk	№ 03-06529 of 05.11.2003	01.08.2005	4TV CHANNEL
'eselyi	№ 03-03215 of 20.10.2003	01.08.2005	21TV CHANNEL
'asilievka	№ 03-06553 of 25.11.2003 № 03-06552 of 25.11.2003	01.08.2005	35TV CHANNEL 23TV CHANNEL
'erkhnebuzulukskyi	№ 03-06697 of 12.11.2003 № 03-06698 of 12.11.2003	01.08.2005	3TV CHANNEL 8TV CHANNEL
'ozdvizhenka	№ 03-06700 of 05.11.2003	01.08.2005	2TV CHANNEL
'yazovoe	№ 03-06701 of 05.11.2003	01.08.2005	9TV CHANNEL
iamaleevka	№ 03-01979 of 09.10.2003	01.08.2005	2TV CHANNEL
ierasimovka	№ 03-01975 of 09.10.2003	01.08.2005	7TV CHANNEL
ieorgievka	№ 03-01976 of 09.10.2003	01.08.2005	3TV CHANNEL
irachevka	№ 03-06538 of 12.11.2003	01.08.2005	21TV CHANNEL
)obrinka	№ 03-01980 of 09.10.2003	01.08.2005	8TV CHANNEL
)mitrovskyi	№ 03-06513 of 05.11.2003	01.08.2005	35TV CHANNEL
imelyanovka	№ 03-03224 of 20.10.2003	01.08.2005	36TV CHANNEL
ifimovka	№ 03-06745 of 05.11.2003	01.08.2005	3TV CHANNEL
lek	№ 03-03208 of 20.10.2003 № 03-03211 of 20.10.2003	01.08.2005 01.08.2005	3TV CHANNEL 27TV CHANNEL
vanovka	№ 03-01867 of 08.10.2003	01.08.2005	9TV CHANNEL
;arechnoe	№ 03-01982 of 09.10.2003 № 03-01984 of 09.10.2003	01.08.2005 01.08.2005	2TV CHANNEL 9TV CHANNEL
;apadnyi	№ 03-01991 of 09.10.2003	01.08.2005	12 TV CHANNEL
;elenyi dol	№ 03-01865 09.10.2003	01.08.2005	6TV CHANNEL
;agorie	№ 03-05010 of 23.10.2003	01.08.2005	2TV CHANNEL
;atonnyi	№ 03-06597 of 05.11.2003	01.08.2005	6TV CHANNEL
;hirnov	№ 03-01981 of 09.10.2003	01.08.2005	10TV CHANNEL
;omissarovo	№ 03-01974 of 09.10.2003 № 03-01973 of 09.10.2003	01.08.2005 01.08.2005	8TV CHANNEL 6TV CHANNEL
;optyazhevo	№ 03-05013 of 23.10.2003	01.08.2005	6TV CHANNEL
;inzelka	№ 03-01934 of 09.10.2003	01.08.2005	2TV CHANNEL
;oskul	№ 03-01988 of 09.10.2003	01.08.2005	9TV CHANNEL
;varkeno	№ 1009352 of 20.10.2003	01.08.2005	31TV CHANNEL

yzyl-Mechet	№ 03-03229 of 16.10.2003 № 03-03231 of 16.10.2003	01.08.2005	9TV CHANNEL 5TV CHANNEL
ozlovka	№ 03-01858 of 08.10.2003	01.08.2005	9TV CHANNEL
rasnyi Yar	№ 03-06595 of 05.11.2003	01.08.205	10TV CHANNEL
ulagino	№ 03-01866 of 08.10.2003 № 03-06508 of 05.11.203	01.08.2005	9TV CHANNEL 12TV CHANNEL
ovylyaevka	№ 03-01881 of 08.10.2003 № 03-01880 of 09.10.2003	01.08.2005	8TV CHANNEL 2TV CHANNEL
amennoimangulovo	№ 03-01869 of 08.10.2003 № 03-01870 of 08.10.2003	01.08.2005	9TV CHANNEL 7TV CHANNEL
utluevo	№ 03-01864 of 09.10.2003	01.08.2005	6TV CHANNEL
uvandyk	№ 03-06562 of 15.11.2003	01.08.2005	5TV CHANNEL
usem	№ 03-01882 of 09.10.2003	01.08.2005	5TV CHANNEL
urtashka	№ 03-01883 of 09.10.2003	01.08.2005	3TV CHANNEL
ulchum	№ 03-06703 of 05.11.2003	01.08.2005	4TV CHANNEL
inevka	№ 03-03218 of 20.10.2003	01.08.2005	6TV CHANNEL
uybimovka	№ 03-01873 of 09.10.2003	01.08.2005	3TV CHANNEL
Iordovskyi Buguruslan	№ 03-01894 of 09.10.2003 № 03-01896 of 09.10.2003	01.08.2005	8TV CHANNEL 6TV CHANNEL
Iikhailovka-2	№ 03-01969 of 09.10.2003	01.08.2005	2TV CHANNEL
Iustaevo	№ 03-01965 of 09.10.2003 № 03-01968 of 09.10.2003	01.08.2005	2TV CHANNEL 12TV CHANNEL
Iiroshkino	№ 03-01937 of 09.10.2003	01.08.2005	5TV CHANNEL
Ialaya Remizena	№ 03-01971 of 09.10.2003 № 03-01972 of 09.10.2003 № 03-01992 of 09.10.2003	01.08.2005	4TV CHANNEL 7TV CHANNEL 9TV CHANNEL
Iatveevka	№ 03-01898 of 09.10.2003 № 03-01900 of 09.10.2003	01.08.2005	12TV CHANNEL 4TV CHANNEL
Iustaevo	№ 03-01968 of 09.10.2003	01.08.2005	12TV CHANNEL
Iezhdurechie	№ 03-05015 of 23.10.2003	01.08.2005	2TV CHANNEL
Iochegai	№ 03-05016 of 23.10.2003	01.08.2005	5TV CHANNEL
Iartynovka	№ 03-05001 of 23.10.2003	01.08.2005	4TV CHANNEL

azarovka	№ 03-06549 of 12.11.2003	01.08.2005	8TV CHANNEL
ovobogorodskoe	№ 03-06559 of 15.11.2003	01.08.2005	38TV CHANNEL
ovosergeevka	№ 11-09-20/6283 of 06.02.2003 № 03-06514 of 12.11.2003	01.08.2005	32TV CHANNEL 3TV CHANNEL
ovoselki	№ 03-06600 of 05.11.2003	01.08.2005	10TV CHANNEL
ovokamenka	№ 03-06511 of 05.11.2003	01.08.2005	36TV CHANNEL
oikono	№ 03-01916 of 09.10.2003	01.08.2005	3TV CHANNEL
ovouzely	№ 03-01935 of 09.10.2003.	01.08.2005 01.08.2005	3TV CHANNEL 7TV CHANNEL
esterovka	№ 03-01904 of 09.10.2003	01.08.2005	2TV CHANNEL
lovoyulaska	№ 03-01905 of 09.10.2003	01.08.2005	11TV CHANNEL
lovospasskoe	№ 03-01970 of 09.10.2003	01.08.2005	7TV CHANNEL 8TV CHANNEL
lesterovka	№ 03-01903 of 09.10.2003	01.08.2005	4TV CHANNEL
lizhnekristalka	№ 03-01908 of 09.10.2003	01.08.2005	4TV CHANNEL
lovovasilievka	№ 03-04976 of 20.10.2003	01.08.2005	8TV CHANNEL
lovonikolskoe	№ 03-01915 of 09.10.2003	01.08.2005	4TV CHANNEL
lovoiletsk	№ 03-01918 of 09.10.2003	01.08.2005	7TV CHANNEL
lovomarievka	№ 03-01939 of 09.10.2003	01.08.2005	7TV CHANNEL
levezhkino	№ 03-01946 of 09.10.2003	01.08.2005	7TV CHANNEL
levezhkino	№ 03-01943 of 09.10.2003	01.08.2005	9TV CHANNEL
lovomusino	№ 03-01919 of 09.10.2003	01.08.2005	9TV CHANNEL
lovonikolskoe	№ 03-01909 of 09.10.2003	01.08.2005	9TV CHANNEL
lizhnekristalka	№ 03-01907 of 09.10.2003	01.08.2005	9TV CHANNEL
l. Gumbet	03-06504 of 11.11.2003	01.08.2005	27TV CHANNEL
likolskoe	№ 03-06556 of 15.11.2003 № 03-06555 of 15.11.2003	01.08.2005	23TV CHANNEL 37TV CHANNEL
evolutsionnyi	№ 03-06551 of 25.11.2003	01.08.2005	29TV CHANNEL
usskyi Kandyz village	№ 11-09-20/3808 of 29.01.2003	01.08.2005	23TV CHANNEL
usskyi Kandyz village	№ 1018601 of 26.06.2003	01.08.2005	25TV CHANNEL
usskaya bokla	№ 03-04990 of 15.10.2003 № 03-06536 of 25.11.2003	01.08.2005	5TV CHANNEL 10TV CHANNEL

Ryabinnyi	№ 03-04992 of 15.10.2003	01.08.2005	5TV CHANNEL
Rannee	№ 03-04987 of 20.10.2003	01.08.2005	10TV CHANNEL
Rybkino	№ 03-04991 of 15.10.2003	01.08.2005	2TV CHANNEL
Rzhavka	№ 03-04989 of 15.10.2003. № 03-04988 of 15.10.2003	01.08.2005	3TV CHANNEL 5TV CHANNEL
Romashkino	№ 1029949 of 15.11.2003	01.08.2005	7TV CHANNEL
Samarkino	№ 03-06695 of 12.11.2003	01.08.2005	3TV CHANNEL
Sladkoe	№ 03-06598 of 05.11.2003	01.08.2005	10TV CHANNEL
Svetlyi	№ 03-06548 of 12.11.2003	01.08.2005	6TV CHANNEL
Sukhorechka village	№ 11-09-20/15565 of 31.03.2003	01.08.2005	12TV CHANNEL
Sovetskoe	№ 03-05000 of 23.10.2003 № 03-04996 of 23.10.2003	01.08.2005 01.08.2005	6TV CHANNEL 4TV CHANNEL
Staroe Tyurino	№ 03-04994 of 23.10.2003	01.08.2005	10TV CHANNEL
Stepanovka	№ 03-05011 of 23.10.2003	01.08.2005 01.08.2005	5TV CHANNEL 2TV CHANNEL
Staromukmenevo	№ 03-05004 of 23.10.2003	01.08.2005	2TV CHANNEL
Staroyashkino	№ 03-06686 of 05.11.2003	01.08.2005	3TV CHANNEL
Studenoe	№ 03-05003 of 23.10.2003	01.08.2005	10TV CHANNEL
Stepnoi	№ 03-06746 of 05.11.2003	01.08.2005	9TV CHANNEL
Slonovka	№ 03-05017 of 23.10.2003	01.08.2005	10TV CHANNEL
Sverdlovskyi	№ 03-05008 of 23.10.2003 № 03-05009 of 23.10.2003	01.08.2005 01.08.2005	4TV CHANNEL 2TV CHANNEL
Sofievka	№ 03-06544 of 25.11.2003 № 03-06709 of 12.11.2003	01.08.2005	40TV CHANNEL 5TV CHANNEL
Oktayabrskoe	№ 03-04967 of 20.10.2003	01.08.2005	10TV CHANNEL
Ozernyi	№ 03-06750 of 05.11.2003	01.08.2005	10TV CHANNEL
Orenburg	№ 03-06753 of 12.11.2003 № 03-06755 of 12.11.2003	01.08.2005	24TV CHANNEL 31TV CHANNEL
Orsk	№ 03-06566 of 25.11.2003	01.08.2005	3TV CHANNEL
Otradnoe town	№ 11-05-20/21205 of 30.04.2003	17.10.2005	4TV CHANNEL
Obilnyi	№ 03-04966 of 15.10.2003	01.08.2005	9TV CHANNEL

Saransk town	№ 11-05-20/21269 of 05.05.2003	20.05.2005	2TV CHANNEL
Troitskoe	№ 03-06725 of 12.11.2003 № 03-06694 of 12.11.2003 № 03-06734 of 12.11.2003 № 03-06711 of 05.11.2003	01.08.2005	8TV CHANNEL 3TV CHANNEL 6TV CHANNEL 7TV CHANNEL
Tolkaevka	№ 03-06515 of 12.11.2003	01.08.2005	29TV CHANNEL
Tobolskyi	№ 03-06743 of 12.11.2003	01.08.2005	6TV CHANNEL
Timashevo	№ 03-06696 of 12.11.2003	01.08.2005	9TV CHANNEL
Podlesnoe	№ 03-04982 of 20.10.2003 № 03-04983 of 15.10.2003	01.08.2005 01.08.2005	6TV CHANNEL 9TV CHANNEL
Pilyugino	№ 03-06542 of 12.11.2003 № 1029940 of 12.11.2003	01.08.2005	26TV CHANNEL 40TV CHANNEL
Pashkino	№ 03-04973 of 15.10.2003	01.08.2005	9TV CHANNEL
Petrovka	№ 03-04971 of 15.10.2003	01.08.2005	2TV CHANNEL
Polibino	№ 03-04977 of 20.10.2003	01.08.2005	6TV CHANNEL
Pervoklassnoe	№ 03-04970 of 20.10.2003 № 03-04969 of 15.10.2003	01.08.2005 01.08.2005	4TV CHANNEL 7TV CHANNEL
Preobrazhenka	№ 03-04964 of 20.10.2003 № 03-04965 of 20.10.2003 № 03-04984 of 15.10.2003	01.08.2005 01.08.2005 01.08.2005	4TV CHANNEL 11TV CHANNEL 9TV CHANNEL
Privolnyi	№ 1006180 of 11.11.2003	01.08.2005	10TV CHANNEL
Pridolinnyi	№ 03-04985 of 20.10.2003	01.08.2005	1TV CHANNEL
Pobeda	№ 03-04980 of 20.10.2003. № 03-04979 of 15.10.2003	01.08.2005. 01.08.2005	4TV CHANNEL 7TV CHANNEL
Pavlovo-Antonovka	№ 03-04974 of 20.10.2003 № 03-04975 of 20.10.2003	01.08.2005 01.08.2005	11TV CHANNEL 8TV CHANNEL
Pervomaiskyi	№ 03-06748 of 12.11.2003 № 03-06528 of 05.11.2003 № 03-06749 of 12.11.2003	01.08.2005 01.08.2005	8TV CHANNEL 12TV CHANNEL 5TV CHANNEL
Pronkino	№ 03-06747 of 05.11.2003	01.08.2005	7TV CHANNEL
Putayatino	№ 03-06509 of 05.11.2003	01.08.2005	12TV CHANNEL
Uteevo	№ 03-06692 of 12.11.2003	01.08.2005	7TV CHANNEL

	№ 03-06744 of 05.11.2003		5TV CHANNEL
ettlement Uralskyi	№ 11-09-20/15569	01.08.2005	7TV CHANNEL
spenka	№ 03-06722 of 12.11.2003 № 03-06690 of 05.11.2003	01.08.2005	8TV CHANNEL 4TV CHANNEL
hortista	№ 03-06737 of 12.11.2003 № 03-06739 of 12.11.2003	01.08.2005	3TV CHANNEL 2TV CHANNEL
edorovka	№ 03-06715 of 12.11.2003 № 03-06716 of 12.11.2003 № 03-06742 of 12.11.2003	01.08.2005	2TV CHANNEL 12TV CHANNEL 12TV CHANNEL
histopolie	№ 03-06721 of 12.11.2003	01.08.2005	4TV CHANNEL
hirokoe	№ 03-06534 of 05.11.2003 № 03-06533 of 05.11.2003	01.08.2005	5TV CHANNEL 9TV CHANNEL
hestakovka	№ 03-06530 of 05.11.2003 № 03-06531 of 05.11.2003	01.08.2005	11TV CHANNEL 3TV CHANNEL
hergetik	№ 03-06516 of 05.11.2003	01.08.2005	22TV CHANNEL
asnyi	№ 03-06564 of 25.11.2003	01.08.2005	12TV CHANNEL
afarovo	№ 03-06685 of 11.11.2003	01.08.2005	7TV CHANNEL
agodnoe	№ 03-06687 of 11.11.2003 № 03-06688 of 11.11.2003	01.08.2005	8TV CHANNEL 5TV CHANNEL
aman	№ 03-06689 of 11.11.2003	01.08.2005	6TV CHANNEL
asnogorskyi	№ 03-06447 of 05.11.2003	01.08.2005	37TV CHANNEL
akovlevka	№ 03-06707 of 05.11.2003 № 03-06708 of 05.11.2003	01.08.2005	6TV CHANNEL 4TV CHANNEL
ashkino	№ 03-06704 of 05.11.2003 № 03-06705 of 05.11.2003	01.08.2005	11TV CHANNEL 9TV CHANNEL
oliyatti town	№ 1026199 of 01.08.2003	14.03.2006	2500-2700MHz
yzran town	№1026207 of 01.08.2003	14.03.2006	2500-2700MHz
ettlement Voskresenskoe ettlement Sergach	№ 11-05-21/17350 of 09.04.2003	15.03.2006	73,58 72,02
rachevka	№ 1007822 of 11.11.2003	01.08.2005	72,62
uzaevka town			67,46
yatskie polyany town		29.10.1999	67,91

ovietsk town		12.01.2001	67,07
'avas town		05.07.2001	67,67
'ni town		16.11.99	67,91
ettlement Nyr		04.12.2001	70,55
anchursk town		16.11.99	73,28
inel-Cherkasy town	№ 1005430 of 29.12.2003	08.11.2006	107,7
yzran town	№ 1005442 of 29.12.2003	08.11.2006	73,1
akly town	№ 1009057 of 29.12.2003	08.11.2006	67,85
'yatskie polyany town		08.09.2000	66,35
yzran town hvorostyanka	№ 11-05-21/23231 of 16.05.2003	08.11.2006	68,39; 73,10 66,98; 66,20
orochinsk town	№ 1028143 of 25.09.2003	To 20.03.2004	102MHz
uzuluk town	№ 1005392 of 09.10.2003	01.08.2007	101.8MHz
uguruslan town	№ 03-06606 of 05.11.2003	01.08.2005	102,8MHz
ervomaiskyi	№ 1010916 of 08.10.2003	01.04.2004	103 MHz
lary-Turek	№ 11-15-21/14081 of 25.03.2003		68,60MHz
lovosergievka	№ 1004922 of 12.11.2003	01.08.2005	105,6MHz
ktayabrskoe	№ 03-00250 of 16.09.2003	10.09.2008	3160KHz, 4410KHz, 5030KHz, 5065KHz, 5310KHz, 7555KHz, 7605KHz, 10475KHz
rdatov	№ 03-03685 of 31.10.2003	15.03.2006	70,67MHz
rzamas	№ 03-03764 of 31.10.2003	15.03.2006	67,37MHz
alakhna	№ 03-03688 of 31.10.2003	15.03.2006	69,78MHz
ogorodsk	№ 1024920 of 31.10.2003	15.03.2006	70,79MHz
olshoe Boldino	№ 03-03691 of 31.10.2003	15.03.2006	71,03MHz
olshoe Murashkino	№ 03-03694 of 31.10.2003	15.03.2006	70,34MHz
uturlino	№ 03-03695 of 31.10.2003	15.03.2006	70,91MHz
'ad	№ 03-03696 of 31.10.2003	15.03.2006	66,17MHz
'arnavino	№ 03-03697 of 31.10.2003	15.03.2006	67,31MHz
'acha	№ 03-03698 of 31.10.2003	15.03.2006	66,65MHz

Vetluga	№ 03-08187 of 31.10.2003	15.03.2006	70,91MHz
Voznesenskoe	№ 03-03701 of 31.10.2003	15.03.2006	68,72MHz
Vorotynets	№ 03-03702 of 31.10.2003	15.03.2006	66,74MHz
Voskresenskoe	№ 1021192 of 31.10.2003	15.03.2006	73,58MHz
Vyksa	№ 03-03761 of 31.10.2003	15.03.2006	68,93MHz
Gagino	№ 03-03704 of 31.10.2003	15.03.2006	73,97MHz
Gorodets	№ 03-03706 of 31.10.2003	15.03.2006	70,94MHz
Diveevo	№ 03-03710 of 31.10.2003	15.03.2006	69,8MHz
Konstantinovo	№ 03-03707 of 31.10.2003	15.03.2006	73,58MHz
Krasnye baki	№ 03-03762 of 31.10.2003	15.03.2006	66,86MHz
Knayaginino	№ 03-03711 of 31.10.2003	15.03.2006	73,85MHz
Kstovo	№ 03-03712 of 31.10.2003	15.03.2006	73,97MHz
Kulebaki	№ 03-03713 of 31.10.2003	15.03.2006	72,17MHz
Lukoayanov	№ 03-03714 of 31.10.2003	15.03.2006	68,87MHz
Lyskovo	№ 03-03717 of 31.10.2003	15.03.2006	70,43MHz
Navashino	№ 03-03719 of 31.10.2003	15.03.2006	67,25MHz
Nizhny Novgorod	№ 03-03720 of 31.10.2003	15.03.2006	102,4MHz
Pavlovo	№ 1027683 of 31.10.2003	15.03.2006	69,8MHz
Pervomaisk	№ 03-03737 of 31.10.2003	15.03.2006	67,51MHz
Perevoz	№ 03-03738 of 31.10.2003	15.03.2006	73,16MHz
Pilna	№ 03-03739 of 31.10.2003	15.03.2006	73,1MHz
Pochinki	№ 03-03740 of 31.10.2003	15.03.2006	68,48MHz
Rabotki	№ 03-03743 of 31.10.2003	15.03.2006	69,77MHz
Semenov	№ 1024922 of 31.10.2003	15.03.2006	67,43MHz
Sergach	№ 1021194 of 31.10.2003	15.03.2006	72,02MHz
Sechenovo	№ 03-03745 of 31.10.2003	15.03.2006	68,72MHz
Sokolskoe	№ 03-03746 of 31.10.2003	15.03.2006	66,92MHz
Sosnovskoe	№ 03-03747 of 31.10.2003	15.03.2006	70,37MHz
Spasskoe	№ 03-03748 of 31.10.2003	15.03.2006	70,73MHz
Tonkino	№ 03-03750 of 31.10.2003	15.03.2006	67,22MHz
Shakhuniaya	№ 03-03760 of 31.10.2003	15.03.2006	68,54MHz
Shatki	№ 03-03759 of 31.10.2003	15.03.2006	67,85MHz

ıaranga	№ 03-03758 of 31.10.2003	15.03.2006	66,44MHz
ıkalovsk	№ 03-03757 of 31.10.2003	15.03.2006	69,83MHz
:en	№ 03-03755 of 31.10.2003	15.03.2006	68,84MHz
:azovka	№ 03-03754 of 31.10.2003	15.03.2006	70,1MHz
›nshaevo	№ 03-03752 of 31.10.2003	15.03.2006	70,43MHz
›ttlement Pinyug – settlement ›dosinovets Microwave Radio (MWR)- ›93	№ 15-19-18/2523 of 17.01.2003	14.01.2008	7-8GHz
›ttlement Pinyug – settlement ›dosinovets	№ 1016263 of 24.07.2003	20.07.2008	7-8GHz
illage Rozhki – settlement Plotbishche :WR-4529	№ 15-19-18/1618 of 17.01.2003	14.01.2008	10-11GHz
›vietsk town – settlement Kolyanur [WR-3013	№ 15-19-18/15847 of 31.03.2003	31.03.2008	10-11GHz
ettlement Orichi – settlement Adyshevo [WR-1750	№ 15-19-18/15846 of 31.03.2003	31.03.2008	10-11GHz
irov city – settlement Poroshino [WR- 3716	№ 15-19-18/15848 of 31.03.2003	31.03.2003	10-11GHz
ettlement Arbazh – settlement Tuzha [WR-0372	№ 15-19-18/7074 of 11.02.2003	01.01.2004	1700, 1800MHz
Ialmyzh town – settlement Kilmez [WR-1980	№ 15-19-18/2152 of 20.01.2003	14.01.2008	7-8GHz
ettlement Bogorodskoe – settlement ni MWR-0559	№ 15-19-18/2153 of 20.01.2003	31.12.2003	1700, 1800MHz
ettlement Darovskyi – settlement ondanka MWR-3016	№ 15-19-18/332 of 08.01.2003	05.01.2008	10-11GHz
irs town – settlement Rudnichnyi [WR-4165	№ 15-19-18/331 of 08.01.2003	05.01.2008	10-11GHz
ettlement Rudnichnyi – settlement oino MWR-4411	№ 15-19-18/330 of 08.01.2003	05.01.2008	10-11GHz
aransk town – settlement Sanchursk [WR-1979	№ 15-19-18/583 of 09.01.2003	04.01.2008	7-8GHz

ettlement Podosinovets – Luza town 1WR-1981	№ 15-19-18/584 of 09.01.2003	04.01.2008	7-8GHz
.irov city – settlement Raduzhnyi 1WR-1842	№ 15-19-18/577 of 09.01.2003	05.01.2008	11GHz
.irov city – settlement Malaya ubbotikha MWR-1753	№ 15-19-18/579 of 09.01.2003	05.01.2008	10-11GHz
'illage Stulovo – settlement Oktyabrskyi 1WR-5077	№ 15-19-18/984 of 10.01.2003	09.01.2008	10-11GHz
ettlement Ivashevo – settlement .hristoforovo MWR-6379	№ 15-19-18/987 of 10.01.2003	09.01.2008	10-11GHz
ATX-24- DSK" Kirov city MWR-4384	№ 15-19-18/988 of 10.01.2003	09.01.2008	10-11GHz
Jovovyatsk – settlement Sidorovka)mutninsk – settlement Vostochnyi 1WR-1755	№ 15-19-18/989 of 10.01.2003	09.01.2008	10-11GHz
.irov – Chepetsk – settlement Chuvashi 1WR-1752	№ 15-19-18/985 of 10.01.2003	09.01.2008	10-11GHz
ettlement Klyuchi – settlement \strakhan MWR-3213	№ 15-19-18/983 of 10.01.2003	09.01.2008	10-11GHz
)mutninsk town – settlement Peskovka 1WR-3012	№ 15-19-18/756 of 09.01.2003	08.01.2008	10-11GHz
lobodskoi town – settlement hestakovo MWR-1278	№ 15-19-18/755 of 09.01.2003	08.01.2008	10-11GHz
.irov city – settlement Zonikha 1WR-1300	№ 15-19-18/1004 of 09.01.2003	08.01.2008	10-11GHz
ettlement Klyuchi – settlement Uni 1WR-3014	№ 15-19-18/1005 of 09.01.2003	08.01.2008	10-11GHz
ettlement Bogorodskoe – Uni - Klyuchi	№ 04-000117 of 09.03.2004	09.03.2012	10-11GHz
ettlement Nagorsk – settlement inegorie MWR-1986	№ 15-19-18/751 of 09.01.2003	08.01.2008	10-11GHz
'apulovo – Uga MWR-1/0071	№ 14-08-17/784 of 09.01.2003	05.01.2008	150-160MHz
1almyzh – settlement Sludka –Vyatskie 'olyany town MWR-3575	№ 15-19-18/548 of 08.01.2003	05.01.2008	14-15GHz

tlement Podosinovets – Luza town VR-3500	№ 15-19-18/547 of 08.01.2003	05.01.2008	8GHz
tlement Oparino – settlement romitsa MWR-3015	№ 15-19-18/757 of 09.01.2003	08.01.2008	10-11GHz
ha – Bezdenezhie – Mikhailovskoe VR-1/0069	№ 14-08-17/786 of 09.01.2003	05.01.2008	150-160MHz
ulovo – Borovitsa MWR-1/1578	№ 14-08-17/785 of 09.01.2003	05.01.2008	150-160MHz
yug – Skulina Gora - Podosinovets	№ 15-19-18/53408 of 06.12.2002	10.06.2003	8GHz
s – Baranovka MWR-1/0881	№ 14-08-17/783 of 09.01.2003	05.01.2008	150-160MHz
stakovo – Nagorsk MWR-1841			
miyanov – Podosinovets –Yakhrenga VR-1754a			
hchal – Suvody MWR-1749			
lmyzh – Kaksinvai MWR-1751			
ov – Kirovochepetsk MWR-1892	№ 15-19-18/585 of 09.01.2003	04.01.2008	7-8GHz
ansk town MWR-5348	№ 1025444 of 02.07.2003	26.06.2008	2400-2500MHz
tlement Khvalynsk – settlement khovnitskoe MWR-6699	№ 15-19-18/13997 of 25.03.2003	21.03.2008	10-11GHz
lsk – Plekhany MWR-3897	№ 15-19-18/48180 of 13.11.2002	01.11.2007	10-11GHz
atov MTS-ATX-2 Engels VR-3298	№ 15-19-18/48181 of 13.11.2002	01.11.2007	10-11GHz
lakovo ATX-3-ATX-4, ATX-4-ATX- MWR-3154	№ 15-19-18/48183 of 13.11.2002	01.11.2007	10-11GHz
miyas – Vostochnyi MWR-4006	№ 15-19-18/48184 of 13.11.2002	01.11.2007	10-11GHz
lakovo – Mayanga lakovo – Pylkovka MWR-3111	№15-19-18/48182 of 13.11.2002	01.11.2007	10-11GHz
lashov – Svyatoslavka – Nikolaevka VR-4363	№ 15-19-18/48185 of 13.11.2002	01.11.2007	10-11GHz
moilovka - Svyatoslavka MWR-3062	№ 15-19-18/48186 of 13.11.2002	01.11.2007	10-11GHz
exandrov Gai – Priuzenskyi VR-3155	№ 15-19-18/48187 of 13.11.2002	01.11.2007	10-11GHz
moilovka – Peschanka MWR-3063	№ 15-19-18/48188 of 13.11.2002	01.11.2007	10-11GHz

Iokrous – village Dolina MWR-5876	№ 15-19-18/3313 of 24.01.2003	23.01.2008	10-11GHz
aratov – Balakovo MWR-3183	№ 15-19-18/48179 of 13.11.2002	01.11.2007	7-8GHz
amara – settlement Lopatino IWR-6213	№ 15-19-18/48380 of 15.11.2002	01.11.2007	10-11GHz
oliyatti town – village Yagodnoe IWR-3248	№ 15-19-18/48378 of 15.11.2002	01.11.2007	10-11GHz
oliyatti town – settlement Povolzhskyi IWR-3157	№ 15-19-18/48379 of 15.11.2002	01.11.2007	10-11GHz
oliyatti town – Zhigulevsk town MWR-072	№ 15-19-18/48377 of 15.11.2002	01.11.2007	14GHz
oliyatti town ATX-48 – village hryashchevka MWR-3627	№ 15-19-18/48376 of 15.11.2002	01.11.2007	1811,2024MHz
oliyatti town ATX-48 – settlement Izyukovo MWR-3231	№ 15-19-18/48375 of 15.11.2002	01.11.2007	10-11GHz
yzran town Regional Communication epartment MWR-1444	№ 15-19-18/48610 of 14.11.2002	01.11.2007	10-11GHz
amara – Chernovskyi MWR-3405	№ 15-19-18/48609 of 14.11.2002	01.11.2007	10-11GHz
amara – Rozhdestveno MWR-3499	№ 15-19-18/48611 of 14.11.2002	01.11.2007	10-11GHz
amara – Dubovyi Umet MWR-3994	№ 15-19-18/48613 of 14.11.2002	01.11.2007	10-11GHz
oliyatti – Postepki MWR-3158	№ 15-19-18/48612 of 14.11.2002	01.11.2007	12-13GHz
amara – Roshchinskyi MWR-0567	№ 15-19-18/48615 of 14.11.2002	01.11.2007	10-11GHz
illage Bolshaya Glushitsa RCD-RTS IWR-1454	№ 15-19-18/48614 of 14.11.2002	01.11.2007	10-11GHz
amara – village Rubezhnoe MWR-6179	№ 15-19-18/51610 of 26.11.2002	20.11.2007	10-11GHz
ettlement Severnoe – village Russkyi andyz MWR-6746	№ 15-20-18/14936 of 28.03.2003	26.03.2008	7-8GHz
uzuluk – Proskurino, Buzuluk – oltubanka MWR-4324	№ 15-19-18/54578 of 16.12.2002	10.12.2007	10-11GHz
rsk town – settlement Novoorsk IWR-3457	№ 15-19-18/50882 of 25.11.2002	15.11.2007	10-11GHz

Buguruslan town – village Asekeevo MWR-4774	№ 15-19-18/50881 of 25.11.2002	15.11.2007	7-8GHz
Buzuluk town – village Tashla MWR-1905	№ 15-19-18/50879 of 25.11.2002	15.11.2007	7-8GHz
Village Tashla – village Ilek MWR-5282	№ 15-19-18/50880 of 25.11.2002	15.11.2007	7-8GHz
Gai – Khmelevka MWR-5440	№ 15-19-18/54463 of 15.12.2002	10.12.2007	1811, 2024MHz
Novoorsk – Gorkovskoe MWR-1342	№ 15-19-18/54464 of 15.12.2002	10.12.2007	10-11GHz
Gai – Khalilovo MWR-3548	№ 15-19-18/54465 of 15.12.2002	10.12.2007	10-11GHz
Furmanovo – Pervomaiskyi – Revolutsionnyi MWR-4553	№ 15-19-18/54466 of 15.12.2002	10.12.2007	10-11GHz
Ilek – Mukhranovo MWR-1317	№ 15-19-18/54462 of 15.12.2002	10.12.2007	11GHz
Settlement Saraktash – settlement Tyulgan MWR-5938	№ 15-19-18/55464 of 19.12.2002	18.12.2007	7-8GHz
Yasnyi town – settlement Svetlyi MWR-0306	№ 15-19-18/55465 of 19.12.2002	18.12.2007	7-8GHz
Akbulak – Sagarchin MWR-3834	№ 15-19-18/54575 of 16.12.2002	10.12.2007	10-11GHz
Klyuchevka – Burtinskyi MWR-3996	№ 15-19-18/54576 of 16.12.2002	10.12.2007	10-11GHz
RCD-ATX-4 Buguruslan town MWR-3715	№ 15-19-18/54577 of 16.12.2002	10.12.2007	10-11GHz
Gai – Kameikino MWR-3896	№ 15-19-18/54579 of 16.12.2002	10.12.2007	10-11GHz
Belyaevka – Karagach – Mezhdurechie MWR-1/1814	№ 14-08-17/782 of 09.01.2003	05.01.2008	150-160MHz
Buzuluk – Elkhovka MWR-1/1493	№ 14-08-17/787 of 09.01.2003	05.01.2008	150-160MHz
Orenburg – settlement Prudy MWR-4637	№ 15-19-18/55481 of 19.12.2002	15.12.2007	10-11GHz
Sol-Iletsk town – settlement Tamar-Utkul MWR-3831	№ 15-19-18/55480 of 19.12.2002	15.12.2007	10-11GHz
Village Totskoe – village Totskoe-2 MWR-3578	№ 15-19-18/55479 of 19.12.2002	15.12.2007	10-11GHz
Village Tashla – village Rannee MWR-3790	№ 15-19-18/55478 of 19.12.2002	15.12.2007	10-11GHz
Orenburg – settlement Pavlovka MWR-1383	№ 15-19-18/57286 of 30.12.2002	26.12.2007	1811, 2082MHz

enburg – settlement Ivanovka WR-1384	№ 15-19-18/57287 of 30.12.2002	26.12.2007	1724, 1995MHz
enburg city – state farm "Sakmarskyi" WR	№ 04-000119 of 09.03.2004	01.03.2014	10-11GHz
ttlement Pervomaiskyi – settlement ikin MWR-5016	№ 15-19-18/57285 of 30.12.2002	26.12.2007	10-11GHz
renburg – settlement Podgornaya okrovka MWR-1385	№ 15-19-18/57288 of 30.12.2002	26.12.2007	1869, 2024 MHz
ovotroitsk town – state farm Progress WR-3626	№ 15-19-18/57284 of 30.12.2002	26.12.2007	10-11GHz
ovotroitsk town – state farm Progress WR-3626a	№ 15-19-18/55477 of 19.12.2002	15.12.2007	10-11GHz
ettlement Aidyrlya – village Kvarkeno WR-5520	№ 15-19-18/50883 of 25.11.2002	15.11.2007	10-11GHz
2 settlements MWR-3307 ttlement Igra – village Russkaya Loza village Kuliga – village Stepanenko – llage Abrosyata – Sarapul town – llage Shadrino – village Kigbaevo – c.	№15-20-18/51192 of 22.11.2002	15.11.2007	10-11GHz
ettlement Igra – settlement Lozo-Luk	№1020779 of 05.12.2003	28.11.2008	10-11GHz
illage Vavozh – village Volkovo IWR-4403	№ 15-20-18/49975 of 22.11.2002	15.11.2007	10-11GHz
hevsk city MWR-3730	№ 15-20-18/51191 of 22.11.2002	15.11.2007	2400MHz
ettlement Polom, ATX – settlement Kez settlement Kabalud, ATX			10-11GHz
rasnogorskoe – Kokman MWR-3729			10-11GHz
IWR-3753 hevsk ATX-26- Izhevsk; hevsk ATX-26 – settlement Dorozhnyi illage Yakshur-Bodiya – village hernushka – Votkinsk ATX-27 –			1,4GHz

Votkinskyi machine factory Izhevsk - Volozhka Izhevsk Between AMTX-ATX-71,36,22,- Pazely			10-11GHz 10-11GHz 10-11GHz
Kozmodemiyansk town – settlement Yurino MWR-2613	№ 15-20-18/11237 of 11.03.2003	05.03.2008	7-8GHz
Settlement Krasnyi Most – settlement Kilemary MWR-2306a	№ 15-20-18/11236 of 11.03.2003	05.03.2008	7-8GHz
Yoshkar-Ola town – Sheklyanur – Kr.Most – Ershovo – Kozmodiyansk MWR-2306	№ 15-20-18/11235 of 11.03.2003	05.03.2008	7-8GHz
Zvenigovo town – Volzhsk town	№1019517 of 21.10.2003	10.10.2008	10-11GHz
Kozmodemiyansk town – settlement Ozerki MWR-6284	№ 15-20-18/55157 of 18.12.2002	16.12.2007	10-11GHz
Yadrin town – village Chebakovo MWR-4552a	№ 15-20-18/50269 of 25.11.2002	20.11.2007	10-11GHz
Kanash town – village Ukhmany MWR-2850	№ 15-20-18/55158 of 18.12.2002	16.12.2007	10-11GHz
Kanash town - Yamashevo	№ 04-000120 of 09.03.2004	09.03.2012	10-11GHz
Yadrin town – settlement Sovkhoznyi MWR-2431	№ 15-20-18/55159 of 18.12.2002	16.12.2007	10-11GHz
Kanash town – village Shikhazany MWR-2849	№ 15-20-18/55160 of 18.12.2002	16.12.2007	10-11GHz
Alatyr town – settlement Kirya; Alatyr town – settlement Pervomaiskyi – village Novyi Aibesi MWR-5310	№ 15-12-18/50268 of 25.11.2002	20.11.2007	10-11GHz
Shumerlya town – settlement Russkie Algashi MWR-1518	№ 15-20-18/50274 of 25.11.2002	20.11.2007	10-11GHz
Settlement Ibrisi – settlement Novoe	№ 15-20-18/50273 of 25.11.2002	20.11.2007	10-11GHz

hurashovo MWR-1519			
latyr town – settlement Anyutino IWR-1520	№ 15-20-18/50272 of 25.11.2002	20.11.2007	10-11GHz
heboksary town – settlement Sosnovka IWR-3209	№ 15-20-18/50271 of 25.11.2002	20.11.2007	10-11GHz
adrin town – village Chebakovo IWR-4552	№ 15-20-18/50270 of 25.11.2002	20.11.2007	10-11GHz
latyr – Mirenki MWR-2913	№ 1024897 of 18.06.2003	11.06.2008	10-11GHz
latyr – Altyshevo MWR-2911	№ 1025360 of 18.06.2003	11.06.2008	10-11GHz
ozlovka – Tyurlema MWR-2912	№ 1025363 of 18.06.2003	11.06.2008	10-11GHz
anash – Yamashevo MWR-1135			10-11GHz
risi - Buguyany			10-11GHz
risi - Berezovka			10-11GHz
latyr – Atrar MWR-3062			10-11GHz
ettlement Maina – r/w station Vyry IWR-3612	№ 15-19-18/50310 of 22.11.2002	15.11.2007	10-11GHz
zerzhinsk town – Volodarsk town IWR-4932	№ 1003289 of 02.06.2003	28.05.2008	10-11GHz
zerzhinsk town – village Gorbatovka IWR-4931	№ 1003288 of 02.06.2003	28.05.2008	10-11GHz
ettlement Vacha – settlement osnovskoe	№ 1014315 of 25.09.2003	11.09.2008	10-11GHz
olodarsk town – settlement Iliinogorsk settlement Novosmolinskyi – ettlement Mulino MWR-4930	№ 03-03368 of 08.10.2003	24.09.2008	10-11GHz
ulebaki - Gremyachevo	№ 1018950 of 10.06.2003	16.06.2003	10-11GHz
osnovskoe – Elizarovo	№ 1018907 of 02.06.2003	28.05.2008	10-11GHz
osnovskoe – Davydovskoe	№ 1025058 of 02.06.2003	25.05.2008	10-11GHz
rzamas – Cherenukha	№ 1024969 of 18.06.2008	18.06.2008	10-11GHz
rzamas – Abramovo – Vasiliev Vrag – ustyn – Lomovka – Kirillovka – azakovo – Morozovka – Novyi Usad –	№ 1003302 of 26.06.2003	19.06.2008	10-11GHz

ʼumanovo – Shatovka			
ʼad – Annenskyi karier MWR-2604	№ 1025680 of 26.06.2003	18.06.2008	14-15GHz
ʼiveevo – B.Cherevatovo MWR-4069	№ 1024971 of 26.06.2003	19.06.2008	10-11GHz
ʼlukhovo – Diveevo MWR-4070	№ 1024972 of 26.06.2003	18.06.2008	10-11GHz
ʼrzamas - Lomovka	№ 1003304 of 26.06.2003	19.06.2008	10-11GHz
ʼustyn – Arzamas	№ 1003303 of 26.06.2003	19.06.2008	10-11GHz
ʼbramovo – Vasiliev Vrag	№ 1003302 of 26.06.2003	19.06.2003	10-11GHz
ʼrzamas – Novyi Usad	№ 1003308 of 26.06.2003	19.06.2008	10-11GHz
ʼrzamas – Morozovka	№ 1003307 of 26.06.2003	19.06.2008	10-11GHz
ʼrzamas – Kazakovo	№ 1003306 of 26.06.2003	19.06.2008	10-11GHz
ʼirillovka – Arzamas	№ 1003305 of 2.06.2003	19.06.2008	10-11GHz
ʼlukhovo – Diveevo	№ 1024972 of 26.06.2003	18.06.2008	10-11GHz
ʼrzamas – Shatovka	1003310 of 26.06.2003	18.06.2008	10-11GHz
ʼrzamas – Tumanovo	№ 1003309 of 26.06.2003	19.06.2008	10-11GHz
ʼrzamas - Abramovo	№ 1003300 of 26.06.2003	19.06.2008	10-11GHz
ʼor – Linda Bor – Ostankino MWR-ʼ084	№ 1024153 of 10.06.2003	03.06.2008	10-11GHz
ʼor – Krasnaya sloboda MWR-4066	№ 1024154 of 10.06.2003	03.06.2008	10-11GHz
ʼor – Bolshoe Orlovskoe MWR-3046	№1024153 of 10.06.2003	03.06.2008	10-11GHz
ʼalakhna - ʼalakhna - Rylovo ʼalakhna – Maloe Kozino ʼalakhna - Lukino ʼalakhna – Shalimovo - Konevo ʼalakhna - Sovkhoznyi ʼalakhna - Gidrotorf ʼalakhna – B. Kozino ʼWR-1633	№ 1024155 of 10.06.2003	03.06.2008	10-11GHz
ʼalakhna - Sovkhoznyi ʼWR-4569	№ 1024162 of 10.06.2003	03.06.2008	10-11GHz
ʼalakhna - Gidrotorf ʼWR-4360	№ 1024157 of 10.06.2003	03.06.2008	14-15GHz

Balakhna - Pravdinsk MWR-4354	№ 1024157 of 10.06.2003	03.06.2005	14-15GHz
Balakhna – settlement 1 May	№ 1003325 of 06.08.2003	25.07.2008	10-11GHz
Balakhna - Istomino	1021512 of 21.08.2003	15.08.2008	7-8GHz
Gorodets – boarding house Burevestnik MWR-4515	№ 1024160 of 10.06.2003	03.06.2008	7-8GHz
Gorodets – Zavolzhie MWR-1253	№ 1024160 of 10.06.2003	03.06.2008	7-8GHz
Gorodets – Zavolzhie MWR-3143	№ 1024158 of 10.06.2003	To 03.06.2008	10-11GHz
Zavolzhie - Khakhaly	№ 04-000134 of 09.03.2004	To 01.03.2014	10-11GHz
Gorodets – Voronino	№ 1020535 of 22.09.2003	To 09.09.2008	10-11GHz
Bor town – settlement Zheleznodorozhnyi	№ 1018954 of 08.10.2003	To 24.09.2008	10-11GHz
Settlement Sokolskoe – village Pushkarevo	№ 1023657 of 09.10.2003	To 24.09.2008	10-11GHz
Gorodets – Fedurino	№ 1020521 of 21.08.2003	15.08.2008	10-11GHz
Semenovo - Shaldezhka	№ 1003324 of 06.08.2003	25.07.2008	10-11GHz
Chkalovsk – Vershilovo	№ 1003326 of 06.08.2003	25.07.2008	10-11GHz
Voskresenskoe – Vozdvizhenskoe	№ 1003332 of 06.08.2003	25.07.2008	10-11GHz
Gorodets – Sokolskoe MWR-4640	№ 1024159 of 10.06.2003	03.06.2008	10-11GHz
Kovernino – Khokhlama MWR-4359	№ 1024161 of 10.06.2003	03.06.2008	10-11GHz
Varnavino – Severnyi	№ 52_4871 of 13.10.2003	To 13.10.2006	60-74MHz
Shakhuniya – village Vakhtan MWR-0840	№ 1025155 of 21.06.2003	To 10.06.2008	7-8GHz
Bolshoe Karpovo – Uren MWR-4938	№ 1013928 of 06.08.2003	To 29.07.2008	10-11GHz
Shakhuniya – Uren MWR-0839	№ 1025127 of 21.06.2003	To 10.06.2008	7-8GHz
Shakhuniya – B.Shirokoe MWR-4439	№ 1025130	10.06.2008	10-11GHz
Varnavino – Gorki MWR-1874	№ 1025148 of 21.06.2003	10.06.2008	10-11GHz
Varnavino – Krasnie baki MWR-0307	№ 1025175 of 21.06.2003	10.06.2008	7-8GHz
Uren – Semenov MWR-4939	№ 1003296 of 21.06.2003	10.06.2008	10-11GHz
Uren – Vetluga MWR-4937	№ 1003291 of 21.06.2003	10.06.2008	10-11GHz
Shakhuniya - Vetluga	№ 1025118 of 21.06.2003	10.06.2008	7-8GHz
Shakhuniya – Sharanga MWR-1846	№ 1025129 of 21.06.2003	10.06.2008	7-8GHZ

haranga – Ustinskoe MWR-4936	№ 1003293of 21.06.2003	10.06.2008	10-11GHz
katy – Chernoe MWR-5656	№ 1005270 of 21.06.2003	10.06.2008	10-11GHz
hakhuniya – Tonshaevo MWR-5668	№ 1009855 of 21.06.2003	10.06.2008	7-8GHZ
rasnie baki – Voskresenskoe WR-2645	№ 1025170 of 21.06.2003	10.06.2008	7-8GHz
Jren – Ariya MWR-4938	№ 1013933 of 02.06.2003	28.05.2008	10-11GHz
lizhny Novgorod – Bor MWR-5120	№ 1003334 of 22.09.2003	To 09.09.2008	7-8GHz
lizhny Novgorod – Dzerzhinsk MWR-0557	№ 1027554 of 22.09.2003	To 09.09.2008	7-8GHz
lizhny Novgorod – Balakhna – Gorodets MWR-0369	№ 1027553 of 22.09.2003	To 09.09.2008	7-8GHz
lizhny Novgorod – Balakhna – Gorodets MWR-2873	№ 1027551 of 22.09.2003	To 09.09.2008	10-11GHz
Druzhnyi – Zhdanovskyi MWR-4372 of 26.06.2001	№ 1025001 of 18.06.2003	10.06.2008	10-11GHz
Village Prosek – village Kislovka MWR-3915	№ 1025013 of 18.06.2003	10.06.2008	10-11GHz
Sechenovo town – Talyzino MWR-4331	№ 1025017 of 18.06.2003	10.06.2008	10-11GHz
Sechenovo town – village M.Ryabushkino MWR-1126	№ 1025002 of 18.06.2003	10.06.2008	10-11GHz
Urazovka – Salgany MWR-4408	№ 1024984 of 18.06.2003	10.06.2008	10-11GHz
Kstovo – Afonino MWR-3041	№ 1024989 of 18.06.2003	10.06.2008	10-11GHz
Sergach – Sergachskyi Nizhegorodsakhar MWR-4919	№ 1003311 of 18.06.2003	10.06.2008	10-11GHz
Lyskovo – Makarievo MWR-4412	№ 1025018 of 18.06.2003	10.06.2008	10-11GHz
Buturlino – Valgusy MWR-3829	№ 1024981 of 18.06.2003	10.06.2008	10-11GHz
Bakaldy – Kamenishchy MWR-4046	№ 1024982	10.06.2008	10-11GHz
Fokino – Kuzmiyar	№ 1029117 of 05.08.2003	31.07.2008	10-11GHz
Mikhailovskoe – Fokino	№ 1021476 of 05.08.2003	31.07.2008	10-11GHz
Kantaurovo – Sitnitki	№ 1018084 of 21.08.2003	21.08.2003	7-8GHz

Buguruslan – Severnoe	№03-10838 of 25.12.2003	19.12.2008	7-8GHz
Buzulik - Buguruslan	№ 03-10842 of 25.12.2003	19.12.2008	3,4-3,5GHz
Ulyanovsk city	№ 17-03-33/20434 of 24.04.2003	17.02.2008	1880-1900MHz
Ulyanovsk city	№ 1028792 of 13.11.2003	01.11.2008	890-915MHz 935-960MHz
Kirov Poroshino Ganino	№ 1022527 of 03.10.2003	28.09.2008	1880-1900MHz
Kirov city	№ 1027167 of 05.11.2003	20.10.2008	1880-1900MHz
Saransk town, Settlement Atyashevo, Settlement Kremlya, Settlement Turgenevo, Settlement Potjma, Village Dubenki, Village Tengushevo, Village Lukhovka Village Zykovo	№ 17-03-33/16505 of 08.04.2003	08.04.2008	1880-1900MHz
Ruzaevka town Kovylkino town Tengushevo town Dubenki town	№ 17-03-33/45471 of 25.10.2002	30.09.2007	1880-1900MHz
Orenburg city	№ 17-03-33/53358 of 10.12.2002	20.11.2007	1880-1900MHz
Orenburg city	№ 1023822 of 26.08.2003	22.08.2008	1880-1900MHz
Izhevsk city	№ 17-03-33/53337 of 10.12.2002	20.11.2007	1880-1900MHz
Glazov town Mozhga town Settlement Igra Sarapul town	№ 17-03-33/47476 of 10.11.2002	30.09.2007	1880-1900MHz
Medayany, Rabotki, Vad, Annenkovskyi karier	№ 17-03-33/45167 of 24.10.2002	30.10.2007	1880-1900MHz
Glazov	№ 1025282 of 29.09.2003	26.09.2008	1880-1900MHz
Votkinsk	№ 1014972 of 04.07.2003	30.06.2008	1880-1900MHz

Izhevsk Sarapul			
Kstovo town Settlement Afonino of Kstovo's district	№ 17-03-33/19861 of 23.04.2003	17.04.2008	1880-1900MHz
Nizhny Novgorod	№ 17-03-33/11379 of 11.03.2003	05.03.2008	1880-1900MHz
Nizhny Novgorod	№ 1026097 of 05.11.2003	27.10.2008	1880-1900MHz
Sharanga	№ 52-6167 of 30.12.2003	30.12.2006	42,95
Tonkino	№ 52-6168 of 30.12.2003	30.12.2006	42,95
Bogorodsk – Priozernoe	№ 52-5582 of 26.11.2003	30.12.2006	307;434;
Settlement Varnavino – settlement Voskhod	№ 52-2632 of 03.06.2003	03.06.2006	307;343
Vetluga town – village Voznesenie	№ 52-2636 of 03.06.2003	03.06.2006	307;343
Settlement Tonshaevo – village Vyakshener	№ 52-2638 of 03.06.2003	03.06.2006	307;343
Settlement Tonshaevo – settlement Kazener	№ 52-2640 of 03.06.2003	03.06.2006	307;343
Settlement Tonshaevo – settlement Yuzhnyi	№ 52-2642 of 03.06.2003	03.06.2006	307;343
Uren town – settlement Ariya	№ 52-2644 of 03.06.2003	03.06.2006	307;343
Uren town – village B.Kozlyana	№ 52-2646 of 03.06.2003	03.06.2006	307;343
Uren town – village Chernoe	№ 52-2648 of 03.06.2003	03.06.2006	307;343
Settlement Varnavino – settlement Mirnyi	№ 25-2634 of 03.06.2003	03.06.2006	307;343
Uren – Mineevo	№ 52-2821 of 16.06.2003	16.06.2006	307;343
Uren – Vyazovoe	№ 52-2823 of 16.06.2003	16.06.2006	307;343
Uren – Krasnyi Yar	№ 52-2825	16.06.2006	307;343

	03.06.2003		
Urazovka – Klyuchishchi	№ 52-3432 of 23.07.2003	23.07.2006	307;343
Rabotki – settlements	№ 52-2996 of 24.06.2003	24.06.2006	307;343
Kstovo – settlements	№ 52-2995 of 24.06.2003	24.06.2003	307;343
Verkhovskoe – Berestayanka	№ 52-4579 of 24.09.2003	24.09.2006	307;343
Sharanga – Usta	№ 52-6069 of 23.12.2003	23.12.2006	307;343
Verkhovskoe – Siyava	№ 52-6068 of 23.12.2003	23.12.2006	307;343
Konevo – Yurino	№ 52-6501 of 27.12.2003	27.12.2006	307;343
Serbrayanka – village Kr.Rodnik	№ 52-6150 of 26.12.2003	26.12.2006	307;343
Vilaya – Provolochnoe	№ 52-6149 of 26.12.2003	26.12.2006	307;343
Voznesenskoe - Begovatovo	№ 52-6154 of 26.12.2003	26.12.2006	307;343
Voznesenskoe – Lashman	№ 52-5580 of 26.11.2003	26.11.2006	307;343
Voznesenskoe – Ilev	№ 52-5581 of 26.11.2003	26.11.2006	307;343
Steksovo – Ideal	№ 52-6153 of 26.12.2003	26.12.2006	307;343
Lemet – Turkushi	№ 52-6152 of 26.12.2003	26.12.2006	307;343
Mukhtolovo – Venets	№ 52-6151 of 26.12.2003	26.12.2006	307;343
Sechenovo – Lipovka	№ 52-5773 of 04.12.2003	04.12.2006	307;343
Lyskovo – Presnetsovo	№ 52-5774 of 04.12.2003	04.12.2006	307;343
Sechenovo – Elizavetino	№ 52-5771 of 04.12.2003	04.12.2006	307;343
Sechenovo - Ratovo	№ 52-5772 of 04.12.2003	04.12.2006	307;343
Sechenovo – Ratovo (petroleum depot)	№ 52-5769 of 04.12.2003	04.12.2006	307;343
Sergach – B.Rayabushkino	№ 52-5770 of 04.12.2003	04.12.2006	307;343
Sergach – Malinovka	№ 52-5766 of 04.12.2003	04.12.2006	307;343
Sergach – Roganovka	№ 52-5767 of 04.12.2003	04.12.2006	307;343
Salgany – Alexandrovo	№ 52-3431 of 23.07.2003	23.07.2006	307;343
Salgany – Fedorovka	№ 52-5230 of 04.11.2003	04.11.2003	307;343
Sergach – B.Rayabushkino	№ 52-5768 of 04.12.2003	04.12.2006	307;343
Tuzha – Soboli	№ 43-04/2133 of 16.09.2003	16.09.2006	307;343
Strizhi – Reshetniki	№ 43-04/2153 of 17.09.2003	17.09.2006	307;343
Svecha – Kholmy	№ 43-04/2148 of 17.09.2003	17.09.2006	307;343
Ekaterina – B.Melnitsa	№ 43-04/2677 of 22.10.2003	22.10.2006	307;343
Nikolaevo – Anikintsy	№ 43-04/2675 of 22.10.2003	22.10.2006	307;343

‌Novaya Ukazna – Zhirnovo	№ 43-04/2150 of 17.09.2003	17.09.2006	307;343
‌Chernushka – Troitskoe	№ 43-04/2152 of 17.09.2003	17.09.2006	307;343
‌Kulebaki and settlements of Kulebaki's district	№ 52-6169 of 30.12.2003	30.12.2006	307;343
‌Shabury – Strelskaya	№ 43-04/2135 of 16.09.2003	16.09.2006	307;343
‌Nagorsk – Simonovka	№ 43-04/2672 of 22.10.2003	22.10.2006	307;343
‌Lalsk – Kuzminskaya	№ 43-04/2155 of 17.09.2003	17.09.2006	307;343
‌Lalsk – Zaborie	№ 43-04/2156 of 17.09.2003	17.09.2006	307;343
‌Nazarovtsy - Kachonki	№ 43-04/2157 of 17.09.2003	17.09.2006	307;343
‌Chistopolie – Borovka	№ 43-04/2676 of 22.10.2003	22.10.2006	307;343
‌Kiknur – Ulesh	№ 43-04/2151 of 17.09.2003	17.09.2006	307;343
‌Kiknur - Chasha	№ 43-04/2149 of 17.09.2003	17.09.2006	307;343
‌Oparino – Duvannoe	№ 43-04/2136 of 16.09.2003	16.09.2006	307;343
‌Oparino – Chusiaya	№ 42-04/2137 of 16.09.2003	16.09.2006	307;343
‌Zuevka – Spaso-Zaozerie	№ 43-04/2134 of 16.09.2003	16.09.2006	307;343
‌Zuevka – Motous	№ 43-04/2674 of 22.10.2003	22.10.2006	307;343
‌Kilmez – Polayanka	№ 43-04/2154 of 17.09.2003	17.09.2006	307;343
‌Oparino – Sergeevskaya Vereteaya	№ 43-04/2678 of 22.10.2003	22.10.2006	307;343
‌Lekma – Osinovka	№43-04/2669 of 22.10.2003	22.10.2006	307;343
‌Lekma – Osinovka	№ 04/400 of 23.01.2003	23.01.2006	307;343
‌Pervomaisk - Mytiets	№ 43-04/2670 of 22.10.2003	22.10.2006	307;343
‌Utmanovo – Grebnevo	№ 43-04/2673 of 22.10.2003	22.10.2006	307;343
‌Pervomaiskoe - Sharpaty	№ 43-04/2671 of 22.10.2003	22.10.2006	307;343
‌Varnavino – Voskhod	№ 52-6165 of 30.12.2003	30.12.2006	307;343
‌Verkhovskoe – Vakhtan	№ 52-6164 of 30.12.2003	30.12.2006	307;343
‌Tonkino – Pismener	№ 52-6163 of 30.12.2003	30.12.2006	307;343
‌Salgany – village Akulinino	№ 52-3433 of 23.07.2003	23.07.2003	307;343
‌Yoshkar-Ola town – village Korta	№ 12-800 of 18.06.2003	18.06.2006	307;343
‌Yoshkar-Ola town – village Elemuchash	№ 12-801 of 18.06.2003	18.06.2006	307;343
‌Settlement Kilemary – village Udyurma	№ 12-802 of 18.06.2003	18.06.2006	307;343
‌Village Pamiyaly – settlement Maiskyi	№ 12-803 of 18.06.2003	18.06.2006	307;343
‌Village Pamiyaly – settlement Maiskyi	№ 12-804 of 18.06.2003	18.06.2006	307;343

illage Nezhnur – settlement ezhnurskyi	№ 12-805 of 18.06.2003	18.06.2006	307;343
illage Nezhnur – village B.Shuduguzh	№ 12-12-806 of 18.06.2003	18.06.2006	307;343
illage Arda – village Aleshkino	№ 12-807 of 18.06.2003	18.06.2006	307;343
illage Arda – village Yuksary	№ 12-808 of 18.06.2003	18.06.2006	307;343
illage Arda – village Alataikino	№ 12-809 of 18.06.2003	18.06.2006	307;343
illage Pamiyaly – settlement Tsynglok	№ 12-810 of 18.06.2003	18.06.2006	307;343
ettlement Yurino	№ 12-811 of 18.06.2003	18.06.2006	307;343
illage Mariino – village Nikolskaya	№ 12-812 of 18.06.2003	18.06.2006	307;343
illage Mariino – village Nikolskaya	№ 12-813 of 18.06.2003		307;343
illage Mariino – village Kozlovets	№ 12-814 of 18.06.2003	18.06.2006	307;343
illage Mariino – village Kuzmino	№ 12-815 of 18.06.2003	18.06.2006	307;343
illage Mariino – village Karasiayary	№ 12-816 of 18.06.2003	18.06.2006	307;343
illage Mariino – settlement Kozikovo	№ 12-817 of 18.06.2003	18.06.2006	150; 160MHz
illage Mariino – settlement Kozikovo	№ 12-818 of 18.06.2003	18.06.2006	307;343
illage Shoibulak – village Pelenger	№ 12-819 of 18.06.2003	18.06.2006	307;343
illage Shoibulak – gardens “Saturn”	№ 12-14-3/1242 of 23.07.2002	23.07.2007	307;343
ettlement Sovietskyi – village Iliinskoe	№ 12-621 of 29.04.2003	29.04.2006	307;343
ettlement Tursha – Borodinskoe	№ 12-1098 of 09.09.2003	09.09.2006	307;343
ettlement Yoshkar-Ola – settlement esnoi	№ 12-1571 of 30.12.2003.	30.12.2006	307;343
ettlement Kilemary – village Aktayuzh	№ 12-1316 of 27.11.2003	27.11.2006	307;343
illage Semisola – village Petrovskoe	№ 12-1058 of 1.09.2003	01.09.2006	307;343
ettlement Kilemary – village Kumiaya	№ 12-1154 of 24.09.2003	24.09.2006	307;343
illage Elasy – village Nuzhenaly	№ 12-1580 of 30.12.2003	30.12.2006	307;343
ettlement Kemliaya of the Republic of Iordoviya	№ 03-12925 of 25.12.2003	01.12.2008	3335, 5225KHz
olinsk town of Kirov’s oblast	№ 04-00730 of 31.03.2004	01.03.2005	2265, 2515, 3660, 4025KHz

b) Communication networks

In local telephone communication network OJSC "VolgaTelecom" operates 5 884 telephone exchanges, their total installed capacity is 4 462 341 numbers (including at city's telephone networks – 3 740 068 numbers, at rural telephone networks – 722 273 numbers). Out of them 4 120 968 numbers are in operation (including at city's telephone networks – 3 488 322 numbers, at rural telephone networks – 632 664 numbers).

10,5 % of the network telephone exchanges are electronic, their installed capacity is 48,2 % of the total installed capacity of the network (including at city's telephone network – 54,9 %, at rural telephone network – 14,2 %).

Automatic long distance telephone communication equipment, which is in operation at OJSC "VolgaTelecom" network, includes 12 automatic trunk exchanges and the equipment of automatic zonal telephone communication with the total installed capacity of 62 709 channels. The installed capacity of electronic automatic trunk exchanges is 48 121 channels, of quasi-electronic – 3024 channels, of automatic zonal telephone communication equipment – 11 564 channels.

Total equipped capacity of automatic trunk exchanges and of automatic zonal telephone communication equipment is 49 524 channels, including the capacity of electronic exchanges – 39 089 channels, of quasi-electronic – 1616 channels, of automatic zonal telephone communication equipment – 8 819 channels.

The number of main telephone sets at OJSC "VolgaTelecom" network is 4 084 902 units (including in city's telephone network – 3 437 175 sets, in rural telephone network – 647 727 sets), out of them 3 515 222 sets are residential ones (including, in city's telephone network – 2 966 165 sets, in rural telephone network – 549 057 sets).

For 9 months of 2004 the traffic of outgoing chargeable long-distance and international calls from OJSC "VolgaTelecom" network users amounted to 1 716 016 thousand minutes, including international – 61 511 thousand minutes.

3.4. The plans of the issuer's future activity

OJSC "VolgaTelecom" strategic goal is to strengthen by 2006 the Company's leading positions at the Volga Federal district market and to hold the market share at the level not lower than 50%. It is planned to increase the sales by 56% compared to 2003 and increase the proceeds from telecommunication services up to US$758,5 million, and the gross profit - up to US$772,9 million. The average annual growth rate of income in 2003-2006 will amount to 24%.

One of priority trends of OJSC "VolgaTelecom" activity as related to the increase in profit, raising the effectiveness of activity and stabilization of financial status, is the gain of basic telephone sets. The Company conducts active activity connected with the network development, increase in the network capacity.

As regards the income growth rates, budgeted revenue structure profile, the priority belongs to value-added telecommunication services. The Volga Federal district telecommunication services market is defined by low level of penetration of value-added telecommunication services (intelligent network services, broadband access services and others), the tariffs for which are not subject to state regulation. The main goal of OJSC "VolgaTelecom" in 2004-2005 is strengthening positions at the market of perspective and highly profitable services and maximum possible increase in the value-added services income share in the total Company's income structure for the purpose of rising of total level of profitability.

Inter-regional multi-service data transfer network should become a serious competitive advantage of the Company (the first phase of its construction in Nizhny Novgorod oblast is completed). The construction of inter-regional multi-service network of OJSC "VolgaTelecom" would allow to create virtual networks of large corporate customers in the Volga Federal district, and also to solve corporate tasks for information exchange between OJSC "VolgaTelecom" branches.

The other important trend of the company's activity is further promotion of intelligent network services. The major task of an intelligent network is to provide the customer with the opportunity of getting any service, and the operator – with the capability to deliver this service, to calculate it and define the tariff. The demand for these services is quickly growing, as Russia's advertising market is developing and the number of communicative channels is increasing.

The Company's management plans include organization of Call-centers or Calls Processing Centers. OJSC "VolgaTelecom" is planning to open a call-center in Nizhny Novgorod (and then in other regional centers of Povolzhie) both for providing reference information to its customers and for servicing commercial organizations interested in Call-center services.

The main strategic trends of OJSC "VolgaTelecom" development in the medium term outlook are the following:

- satisfying solvent demand for basic services by means of raising of using network telephone capacity;
- establishment of uniform centers of payment and services;
- large-scale development of centers of providing the Internet, connection of regional data transfer networks to the Internet;
- implementation of intelligent network services;
- improvement of corporate clients' service, creation of range of services optimum for them.

The long- term strategic trends of OJSC "VolgaTelecom" development are the following:

- creation of modern telecommunication system, including debugged digital telecommunication network, equipped with digital automatic switching centers, digital transfer systems, fiber-optic telecommunication lines;
- universal implementation of new technologies: ISDN, IP-telephony, ATM, xDSL;
- integration of telecommunication infrastructure and management with international informational and switching systems;
- raising the quality of rendered services;
- optimization of the list of rendered services, with the purpose of increasing the share of the most progressive kinds of them;
- maximization of profitability of the Company's activity;
- optimum tariff policy in view of meeting the interests of the Company's shareholders and the entire Company;
- strict control over expenses level;
- conducting active marketing policy;
- raising the quality of corporate governance.

The change of the Company's profile is not planned. The Company will continue to conduct its activity in accordance with valid licenses for providing communication services and the approved Charter of the Company.

3.5. The issuer's participation in industrial, bank and financial groups, holdings, concerns and associations.

Name of group, holding, concern, association	Role (place)	Functions	Participation period
Association of communication companies of the Volga region	Founder of the Association	Development and promotion of telecommunications and services provided by the Association members	Since 2000

"Teleinfo" – The Volga region Association of engineers of telecommunications and informatics	Founder of the Association	Providing services in training activity area	Since 2000
Association of operators of federal cellular network NMT-450	Associated member	Promotion of creation and development of federal cellular communication network NMT-450	Since 2003
Association of operators of business servicing federal network "ISKRA"	The Association member	Coordination of entrepreneur activity	Since 2001
Nizhny Novgorod Association of enterprises and entrepreneurs	The Association member	Development and implementation of socially important projects and programs	Since 1997

3.6. The issuer's affiliated and dependent companies.

Full (abbreviated) name, location	Reasons for considering a company to be an affiliate and/or dependent in relation to OJSC "Volga Telecom"	The amount of participation share of OJSC "VolgaTelecom"		The amount of the company's participation share		Core activity type	The company's importance for OJSC "Volga Telecom" activity
		In the company's charter capital	From ordinary shares	In OJSC "Volga Telecom" charter capital	From OJSC "Volga Telecom" ordinary shares		
Closed Joint Stock Company "Nizhny Novgorod Cellular Communication" (CJSC "NCC"), Nizhny Novgorod, Gorky sq., Post House	Prevailing participation in the charter capital	100	100	-	-	Cellular communication services provision	Obtaining of additional profit and development of new types of activity
Limited Liability Company "Udmurtskie Cellular Networks-450" (LLC "UCN-450"), Izhevsk, Pushkinskaya str., 206	Prevailing participation in the charter capital	100	-	-	-	Cellular communication services provision	
Closed Joint Stock Company "TeleSviayzInform" (CJSC "TSI"), Saransk, Bolshevistskaya str., 13	Prevailing participation in the charter capital	100	100	-	-	Local telephone communication services	

Closed Joint Stock Company "Digital telecommunications" (CJSC "Digital telecommunications", Cheboksary, Shumilov str., 20	Prevailing participation in the charter capital	100	100	0,0006	-	Local telephone communication services	
Limited liability company "Izhcom" (LLC "Izhcom"), Izhevsk, Pushkinskaya str., 278	Prevailing participation in the charter capital	100	-	-	-	Data transfer network services	
Limited Liability Company "Vyatka-Page" (LLC "Vyatka-Page", Kirov, Uralskaya str., 1	Prevailing participation in the charter capital	91	-	-	-	Services of paging communication	
Closed Joint Stock Company "Transsviyaz" (CJSC "Transsviyaz"), Nizhny Novgorod, Chaadaev str., 2	OJSC "Volga Telecom" holds over 20% of the company's voting shares	80	80	-	-	Local telephone communication services	
Open Joint Stock Company "Informational commercial networks "Omrix" (OJSC ICN "Omrix"), RF, Orenburg	OJSC "Volga Telecom" holds over 20% of the company's voting shares	73,6	73,6	-	-	The Internet services, data transfer network services	
Closed Joint Stock Company "Pulse-Radio Yoshkar-Ola" (CJSC "Pulse-Radio Yoshkar-Ola", Yoshkar-Ola, Sovietskaya, str., 138	Prevailing participation in the charter capital	61	61	-	-	Radio broadcasting services	
Closed Joint Stock Company "Cellular communication of Mordoviya" (CJSC "CCM"), Saransk, Kommunisticheskaya str., 52	Prevailing participation in the charter capital	60	60	-	-	Cellular communication services provision	

Limited Liability Company Private security company "ROS" (LLC PSC "ROS"), Penza, Dzerzhinsky str., 30	Prevailing participation in the charter capital	60	-	-	-	Security activity
Closed Joint Stock Company "Ulyanovsk-GSM" (CJSC "Ulyanovsk-GSM"), Ulyanovsk, L.Tolstoy str., 60	Prevailing participation in the charter capital	60	60	-	-	Cellular communication services provision
Limited Liability Company "Vyatskaya cellular communication" (LLC "VCC"), Kirov, Uralskaya str., 1	Prevailing participation in the charter capital	51	-	-	-	Cellular communication services provision
Limited Liability Company "Radio Resonance" (LLC "Radio Resonance"), Nizhny Novgorod, Okskyi sjezd, 8	Prevailing participation in the charter capital	51	-	-	-	Radio broadcasting services
Closed Joint Stock Company "Orenburg-GSM" (CJSC "Orenburg-GSM"), Orenburg, Volodarsky str., 11	Prevailing participation in the charter capital	51	51	-	-	Cellular communication services provision
Open Joint Stock Company "TATINCOM-T" (OJSC "TATINCOM-T"), Kazan, Lomzhinskaya str., 20A	Prevailing participation in the charter capital	50 % + 1 ordinary share	50 % + 1 ordinary share			Cellular communication services provision
Closed Joint Stock Company "Public telephone Saratov" (CJSC "PTS"), Saratov, Kiselev str., 40	OJSC "Volga Telecom" holds over 20% of the company's voting shares	50%+1 preferred share	50	-	-	Wireless communication services

Closed Joint Stock Company "Nizhegorodskyi radio telephone" (CJSC "Nizhegorodskyi radio telephone"), Nizhny Novgorod, Gorky sq., Post House	OJSC "Volga Telecom" holds over 20% of the company's voting shares	50	50	-	-	Wireless communication services
Closed Joint Stock Company "Saratov Mobile" (CJSC "Saratov Mobile"), Saratov, Kiselev str., 40	OJSC "Volga Telecom" holds over 20% of the company's voting shares	50	50	-	-	Cellular communication services provision
Closed Joint Stock Company "Chery Page" (CJSC "Chery Page"), Cheboksary, K.Ivanov str., 83	OJSC "Volga Telecom" holds over 20% of the company's voting shares	50	50	-	-	Paging communication services
Closed Joint Stock Company Commercial bank "C-Bank" (JSB "C-Bank"), Izhevsk, Lenin str., 6	OJSC "Volga Telecom" holds over 20% of the company's voting shares	41,73	41,73	0,0152		Banking activity
Closed Joint Stock Company "Nizhegorodtelese rvice" (CJSC "Nizhegorodtelese rvice"), Nizhny Novgorod, Gorky sq., Post House	OJSC "Volga Telecom" holds over 20% of the company's voting shares	40	40	-	-	Communication services
Closed Joint Stock Company "Penza Mobile" (CJSC "Penza Mobile"), Penza, Kuprin str., 1/3	OJSC "Volga Telecom" holds over 20% of the company's voting shares	40	40	-	-	Cellular communication services provision
Closed Joint Stock Company "Pulse-Radio" (CJSC "Pulse-Radio"), Yoshkar-Ola, Sovietskaya str., 138	OJSC "Volga Telecom" holds over 20% of the company's voting shares	40	40	-	-	Radio broadcasting services

Open Joint Stock Company "Telesot" (OJSC "Telesot"), Orenburg, Tereshkova str., 257	OJSC "Volga Telecom" holds over 20% of the company's voting shares	32,4	32,4	-	-	Local telephone communication services provision
Closed Joint Stock Company "Chuvashiya Mobile" (CJSC "Chuvashiya Mobile"), Cheboksary, K.Ivanov str., 83	OJSC "Volga Telecom" holds over 20% of the company's voting shares	30	30	-	-	Cellular communication services provision
Closed Joint Stock Company "Samara-Telecom" (CJSC "Samara-Telecom"), Samara, Polevaya str., 43	OJSC "Volga Telecom" holds over 20% of the company's voting shares	27,8	27,8	-	-	Local telephone communication services provision
Closed Joint Stock Company "Erickson communication" (CJSC "Erickson communication"), Nizhny Novgorod, Gagarin aven., 37	OJSC "Volga Telecom" holds over 20% of the company's voting shares	24	24	-	-	Export-import operations, consulting and services
Limited Liability Company "Agrocompany "Reanta" (LLC "Agrocompany "Reanta"), Yoshkar-Ola, Chavaina blvd., 11 a	OJSC "Volga Telecom" holds over 20% of the company's voting shares	20,86	-	-	-	Agricultural activity

3.7. Composition, structure and the cost of the issuer's fixed assets, information on the plans of acquisition, replacement, retirement of fixed assets, and also on all facts of charge of the issuer's fixed assets

3.7.1. Fixed assets

Fixed assets as of 30.09.2004:

№	Description of groups of fixed assets	Initial cost	Accumulated depreciation
1.	Land plots	6 127 608	-

2.	Buildings	3 364 931 096	787 786 077
3.	Constructions and transfer mechanisms	9 589 721 850	4 464 045 933
4.	Machinery and equipment	14 167 201 466	6 331 162 677
5.	Transportation	424 365 465	278 522 405
6.	Computer machines and office appliances	926 940 839	478 773 375
7.	Housing stock	71 257 955	-
8.	Others	263 382 509	161 528 182
TOTAL, rubles:		28 813 928 788	12 501 818 649

The results of the latest revaluation of fixed assets:

№	Description of groups of fixed assets	Full value before revaluation	Depreciated book value (net of depreciation) before revaluation	Date of revaluation	Full value after revaluation	Depreciated book value (net of depreciation) after revaluation
1.	Land plots	86	86	01.01.2001	86	86
2.	Buildings	338 047	282 148	01.01.2001	715 114	578 978
3.	Constructions	139 329	101 739	01.01.2001	272 891	180 876
4.	Machinery and equipment	1 690 418	921 389	01.01.2001	2 831 632	1 399 509
5.	Transportation	39 642	20 578	01.01.2001	72 582	36 783
6.	Others	7 153	4 362	01.01.2001	9 289	6 050
TOTAL, rubles:		2 214 675	1 330 302		3 901 594	2 202 282

Fixed assets in OJSC 'VolgaTelecom" were revaluated by the independent appraiser LLC "Audit-Appraisal", operating on the basis of license Б 953444 № 183, issued by the Committee for management and control of city's property of Nizhny Novgorod oblast on June 18, 1999 for the period of 3 (three) years. The fixed assets were evaluated by market cost, defined in accordance with Federal law № 135-ФЗ of 29.07.98 "On evaluation activity in Russian Federation", confirmed by expert's opinions, the estimation procedure is the calculation of fixed assets replacement costs by means of coefficients.

OJSC "VolgaTelecom" has no plans for acquisition, replacement, retirement of fixed assets the cost of which is 10 and more percent of the value of all fixed assets.

Facts of charge of fixed assets (fixed assets in pawn) as 30.09.2004:

Number, date of contract of fixed assets pledge	Amount of pledge, rubles	The purpose of pledge	Date of the pledge occurrence	The contract validity term

№ 2 of 14.06.2002	45 150 419	credit	14.06.2002	15.11.2005
№ 7 of 06.07.1998	38 423 186	credit	06.07.1998	31.07.2005
№ 74 of 05.06.02	116 454 161	credit	05.06.2002	13.07.2005
№ 2-5/1299 of 23.09.02	223 781 838	credit	23.09.2002	25.03.2008
№ 191 of 12.08.2003	47 583 659	credit	12.08.2003	09.02.2005
№ 195 of 19.08.2003	58 852 065	credit	19.08.2003	12.08.2004
№ 197 of 26.08.2003	58 634 654	credit	26.08.2003	23.02.2005
№ 143/01/3 of 25.09.01	15 470 000	credit	25.09.2001	20.03.2005
No number of 26.05.2003	21 366 568	credit	26.05.2003	01.05.2006
№ 201 of 28.08.2003	52 341 792	credit	28.08.2003	25.02.2005
№ 204 of 01.09.2003	73 319 878	credit	01.09.2003	01.09.2006
№ 226 of 16.09.2003	51 562 795	credit	16.09.2003	16.03.2005
№ 235 of 23.09.2003	54 395 911	credit	23.09.2003	23.03.2005
№ 060/200/03 of 21.07.2003	360 664 335	credit	21.07.2003	21.01.2005
№ 060/349/03 of 27.11.2003	240 033 511	credit	27.11.2003	27.11.2004
№ 306 of 20.11.03	59 960 968	credit	20.11.2003	20.05.2006
№ 326 of 15.12.2003	63 845 552	credit	15.12.2003	14.06.2005
№ 332 of 19.12.2003	63 360 314	credit	19.12.2003	18.06.2005
№ 260 of 10.10.2003	59 162 628	credit	10.10.2003	09.04.2005
№ 279 of 27.10.2003	53 040 748	credit	27.10.2003	26.04.2005
№ 344 of 29.12.2003	68 868 554	credit	20.01.2004	28.06.2005
№ 51 of 27.02.2004	41 090 195	credit	27.02.2004	27.08.2005
№ 23 of 30.01.2004	69 217 049	credit	30.01.2004	30.01.2005
№ 63 of 16.03.2004	250 042 353	credit	16.03.2004	16.03.2006
№ 82 of 05.04.2004	68 850 068	credit	05.04.2004	05.10.2005
№ 37 of 09.02.2004	836 126 301	credit	09.02.2004	17.11.2008
№ 93 of 14.04.2004	73 850 963	credit	14.04.2004	13.10.2005
№ 109 of 28.04.2004	71 650 006	credit	28.04.2004	25.10.2005
№ 111 of 27.04.2004	66 128 385	credit	27.04.2004	26.10.2005
№ 123 of 06.05.2004	45 186 729	credit	06.05.2004	11.05.2005
№ 152 of 09.06.2004	445 636 294	credit	09.06.2004	09.06.2009
№ 26/04-30 of 21.04.2004	335 950 347	credit	21.04.2004	20.10.2005
№ 172 of 09.06.2004	613 728 591	credit	06.07.2004	09.06.2009
№ 185 of 20.07.2004	172 435 605	credit	20.07.2004	25.07.2005
№ 210 of 05.08.2004	222 501 136	credit	05.08.2004	09.06.2009
№ 239 of 01.09.2004	364 714 273	credit	01.09.2004	09.06.2009
TOTAL, rubles:	**5 503 381 831**			

3.7.2. The cost of the issuer's real property assets

The cost of the real property assets is 2 671 058 129 rubles.
For the last 12 months the real property was not assessed.

IV. Data on the issuer's financial-economic activity

4.1. The results of the issuer's financial-economic activity

4.1.1. Profit and losses

The indexes defining the profitability and red ink of the issuer for 9 months of 2004

Index description	9 months of 2004	Change vs. the 1-st half year of 2004, %
Proceeds, thousands rubles	13 328 177	153,0
Gross profit, thousand rubles	3 739 999	156,8
Net profit , thousands rubles	1 360 193	140,4
Efficiency of labor, rubles/person	270 694	153,4
Yield of capital investment, %	85,2	27,4 points
Return on assets, %	5,8	1,5 points
Return on equity, %	10,1	2,8 points
Product (sales) profitability, %	28,1	0,8 point
Uncovered loss sum as of the report date, rubles	n/a	n/a
Ratio of uncovered loss as of the report date to the balance-sheet total	x	x

* The index "efficiency of labor" is calculated by the method applied in budgeting: proceeds/staff on the payroll, including employees working by civil contracts and dual job holders.

The data presented in the table show the stable growth of proceeds and profit.

4.1.2. Factors that affected the change of the amount of proceeds from the issuer's sale of goods, products, works, services and of profit (losses) of the issuer from the core activity.

The issuer, while rendering telecommunication services, obtains the main part of the profit from the following sources:

- development of telecommunication facilities;
- the increase in the exchange of outgoing long-distance calls;
- widening of the range of telecommunications services rendered, including intensive development of value-added telecom services;
- change of tariff policy

For 9 months the increase of basic telephone sets amounted to 180,063 thousands numbers. The income obtained by the Company from providing access to the telephone network, amounted to 1 063 727 million rubles. It remains considerable source of the Company's income, making 19,3% of city's and rural telephone network services income or 8,2% of telecommunication services income.

Holding and increasing the dynamics of the Company's network development affected the level of income obtained from long-distance and international traffic. The Company's income in this industry amounts to 5 865 million rubles. Long-distance and international exchange grew by 19,1%, which in the conditions of dynamic long-distance communication services market, where the number of seller is growing, is not a bad result. Due to long-distance services the gain of income is assured in the amount of 28,6%.

Progressing development of telecommunication services, rendered by means of new technologies, allowed to obtain income of value-added services in the amount of 656,7 million rubles.

4.2. The issuer's liquidity

The indexes describing the issuer's liquidity as of 01.10.2004, are presented in the table:

Thousand rubles

Index description	As of 01.10.2004
Own current assets, thousand rubles	- 7 496 737
Financial leverage ratio	0,8
Ratio of own funds autonomy	0,54
Economic security of inventory with own current assets	- 7,9
Permanent asset index	1,53
Current liquidity ratio	0,7
Fast liquidity ratio	0,4

* *For the calculation of indexes the methods recommended by Russia's FCSM were used.*

For 9 months of 2004 the issuer's capital investments were financed by means of borrowed funds, as the Company's active investment activity assumes sharp increase in using borrowed funds, and correspondingly, the change of index of own current assets.

It is necessary to point out considerable cheapening of borrowed funds cost for the analyzed period, which permits to use them more in the Company's money turnover.

The level of own current assets index is not a negative fact for the Company, as the main goal of the issuer's financial policy in the specified period is the development of telecommunication facilities of the Volga region. Borrowed funds are defined as one of the main sources of the Company's investment activity.

As of 01.10.2004 the financial leverage ratio is equal to 0,8 which corresponds to the norm and shows the issuer's high financial stability.

The issuer's investment activity financing by means of borrowed funds is 80%.

For the considered period the ratio of own funds autonomy is also within the limits of norms. As of 01.10.2004 the share of own c capital in the assets amounted to 54%.

The permanent asset index as of 01.10.2004 is more than 1, as for the specified period the issuer's own funds were insufficient to cover capital investments.

As of 01.10.2004 the current liquidity ratio amounted to 0, 7, and the fast liquidity ratio – 0,4.

4.3. The size, structure and adequacy of the issuer's capital and current assets.

4.3.1. The size and the structure of the issuer's capital and current assets

According to the accounting statement the structure and the size of OJSC "VolgaTelecom" capital are the following:

	As of 30.09.2004
Charter capital	1 639 765
Reserve capital	81 988
Additional capital	4 025 689
Undistributed profit	8 126 146
Capital, total (thousand rubles):	**13 873 588**

According to the accounting statement the structure and the size of OJSC "VolgaTelecom" current assets are the following:

	As of 30.09.2004
Inventories	952 839
VAT for acquired valuables	1 025 732
Accounts receivable	2 205 057
Short-term financial investments	6 046
Monetary funds	253 081
Other current assets	728
Current assets, total (thousand rubles):	**4 443 483**

The structure and the size of the capital and of current assets for 9 months of 2004 did not change considerably.

The sources of financing of current assets – borrowed loans, bank credits.

4.3.2. The adequacy of the issuer's capital and current assets

The calculation of the issuer's own capital adequacy for repayment of short-term obligations and for covering the issuer's current operating expenses as of 01.10.2004:

Thousand rubles

Index description	As of 01.10.2004

Own capital (permanent capital) (OC) (line 490 + line 640)	14 091 065
Shot-term liabilities (STL) (line 690 - line 640– line 650)	**6 474 682**
Current operating expenses (COE)	10 765 669
Adequacy (+) (lack (-)) of the issuer's own capital for repayment of short-term obligations and for covering current operating expenses (OC - STL - COE)	- 3 149 286

The amount of average daily operating expenses of the issuer in the period from 01.01.2004 to 01.10.2004 was 39 872 thousand rubles.

4.3.3. Monetary funds

For the purpose of planning and control over monetary funds the issuer draws up the budgets of monetary funds. Besides, the long-term forecasting of cash flows and the reports for control of collection and spending of money are being made.

The sources of financing of all kinds of the issuer's activity are the proceeds from telecom services and borrowed funds of banks.

4.3.4. The issuer's financial investments.

The total balance-sheet value of securities that the issuer owns as of 30.09.2004 amounts to 1 261 909 thousand rubles.

The balance-sheet value of the issuer's affiliated and dependent companies as 30.09.2004 is the following:

The company's name	Activity type	The cost of investments As of 30.09.2004
Affiliated companies		
CJSC "Orenburg-GSM"	Cellular, radiotelephone communication services	102
CJSC "Digital telecommunications"	Local telecom services	2 768
LLC "Vyatskaya cellular communication"	Cellular communication services	41
LLC "Vyatka-Page"	Paging	18
CJSC "Ulyanovsk-GSM"	Cellular communication services	62 166
LLC "PSC -ROS"	security services	60
LLC Russian-American Joint Venture "Izhcom"	Data transfer services	23 572
LLC "Udmurtskie Cellular Networks-450"	Cellular communication services	150
CJSC "Cellular	Telecom services	30

communication of Mordoviya"		
CJSC "TeleSviayzInform"	Telecom services	10
CJSC "Pulse-Radio Yoshkar-Ola"	Telecom services	183
LLC "Radio- Resonance"	TV-radio airplay of programs	4
CJSC "Nizhny Novgorod Cellular Communication"	Cellular communication services	651 974
OJSC "TATINCOM-T"	Cellular communication services, GSM	473 936
OJSC "OMRIX"	Data transfer services	489
CJSC "Public telephone Saratov"	Telecom services	50
CJSC "Transsviyaz"	Development of projects for digital networks construction	4 150
Reserve for depreciation	-	-
Total:	**-**	**1 219 703**
Dependent companies		
OJSC "Telesot"	Telecom services	9 435
CJSC "Saratov Mobile"	Cellular communication services	3 301
CJSC "Samara-Telecom"	Local telecom services	75
CJSC "Penza Mobile"	Cellular communication services	1 210
CJSC Joint Venture "Pulse-Radio"	On-air radio broadcasting	-
LLC "Reanta"	Agricultural activity	2
CJSC "Nizhegorodskyi radio telephone"	Fixed and wireless radio communication services	50
CJSC "Erickson communication"		11
CJSC "Nizhegorodteleservice"	Establishment and operation of integral system	1 191
CJSC Commercial bank "C-Bank"	Bank's services	5 980
CJSC "Chuvashiya Mobile"	Cellular communication	502

	services	
CJSC "Chery Page"	Paging	114
Total:	-	**21 871**
Financial investments in other organizations		**18 326**
Other long-term financial investments		**1 889**
TOTAL, thousand rubles (line 140 of balance-sheet)		**1 261 789**

The issuer's financial investments making 10 and more percent of all financial investments for the quarter 3 of 2004:

1. *The issuer's full and abbreviated name, location:*
Closed Joined Stock Company "Nizhny Novgorod Cellular Communication", CJSC "NCC";
Nizhny Novgorod, M.Gorky sq., Post House;

State registration numbers of the issuing securities issues and the dates of state registration, registering bodies:
The following issue of the Company's shares is registered:
№ 32-1-1535 of June 16, 1997, Department of Finance of Nizhny Novgorod oblast's Administration

The quantity of securities the issuer owns:
100 000 pieces of ordinary registered shares, i.e. the entire charter capital of CJSC "Nizhny Novgorod Cellular Communication", is the financial investments of OJSC "VolgaTelecom";

The total face value of securities of affiliated company CJSC "Nizhny Novgorod Cellular Communication", that the issuer owns - 21629,4 thousand rubles;

The total balance-sheet value of securities of affiliated company CJSC "Nizhny Novgorod Cellular Communication" that the issuer owns amounts to 651974 thousand rubles;

The size of dividends on preferred shares or the procedure of its defining in the case if it is determined in the charter of a joint stock company – issuer, the dates of payment:
There are no preferred shares in the charter capital of CJSC "Nizhny Novgorod Cellular Communication";

The amount of declared dividend on ordinary shares (if there are no data on the size of declared dividend on ordinary shares in the current year, the size of dividend declared in the previous year is to be indicated), the dates of payment:
The size of declared dividend on ordinary shares, approved by the annual general meeting of stockholders on 22.06.04, amounted to 300 rubles. According to current legislation, the deadline for paying dividends is before December 31, 2004

2. *The issuer's full and abbreviated name, location:*
Open Joint Stock Company "TATINCOM-T", OJSC "TATINCOM-T".
Tatarstan Republic, Kazan city, Lomzhinskaya str., 20A;
State registration numbers of the issuing securities issues and the dates of state registration, registering bodies:
The following issues of securities are registered:

№ 1-01-55125-D of 11.06.1998, regional department of Russia's FCSM in the Republic of Tatarstan,
№ 1-02-55125-D of 11.08.2000, regional department of Russia's FCSM in the Republic of Tatarstan;

The quantity of securities the issuer owns:
3418837 pieces are the property of OJSC "VolgaTelecom" and represent financial investments in OJSC "TATINCOM- T" in 2003 (purchase-and-sale contract № TAT-1 of September 22, 2003, and purchase-and-sale contract № BR-220903-1 of September 22, 2003);

The total face value of securities of affiliated company OJSC "TATINCOM- T" that the issuer owns is 170941,85 thousand rubles;

The total balance-sheet value of securities of affiliated company OJSC "TATINCOM- T" that the issuer owns - 473 936 thousand rubles;

The size of dividends on preferred shares or the procedure of its defining in the case if it is determined in the charter of a joint stock company – issuer, the dates of payment:
There are no preferred shares in the charter capital of OJSC "TATINCOM- T";

The amount of declared dividend on ordinary shares (if there are no data on the size of declared dividend on ordinary shares in the current year, the size of dividend declared in the previous year is to be indicated), the dates of payment:
The general annual meeting of OJSC "TATINCOM- T" stockholders held on 29.06.2004 passed the resolution not to pay dividends for 2003.

4.3.5. The issuer's intangible assets

As of 30.09.2004 the intangible assets are the following:

№	Description of groups of intangible assets	Full value, rubles	The amount of accumulated depreciation, rubles
1.	Exclusive rights on utility software, data bases	106 113	90 196
2.	Exclusive rights on trade marks	28 251	6 592
TOTAL, rubles:		**134 364**	**96 788**

Information on intangible assets is reflected in bookkeeping in accordance with Russian accounting standards 14/2000 № "Intangible assets accounting", the instructional guidelines on the intangible assets accounting in the companies of "Sviayzinvest" group.

4.4. The data on policy and the issuer's expenses in the area of science-engineering development, and also in relation to licenses and patents, new developments and investigations

In the report quarter the issue did not receive any patents, licenses and certificates for using trademarks.

There are no issuer's expenses in the area of science-engineering development, in relation to the new developments and investigations.

4.5. Analysis of the development trends in the issuer's core activity area.

The Company's belonging to the services production sphere defines the basic goal of the Company which is to obtain additional profit by tracking and reacting to the market demands with the further satisfaction of demand for the services.

The first and major task of the Company is to keep and to increase the market share of local telephone communication services, which is at present 87,2%. Annual increase of share of income from this segment is clearly seen, this is to a considerable extent facilitated by annual industry development as well as by flexible tariff policy.

The total gain of telephone lines for the specified period (1999-2003) made 960 thousand lines. In addition, one more aspect of this communication industry development is the replacement of analog switching equipment with digital one. The equipment replacement allows for improving the quality of provided services, for introducing additional accompanying services, thus improving servicing and creating competitive advantages at the market. In 2001 the network digitalization made up 33%. In 2003 this indicator is equal to 48%.

The tendencies of long-distance and international communication services development are connected with the development of alternative communication services, such as IP-telephony, Internet, etc.

This results in decrease of share of income from long-distance and international communication services in the total share of proceeds. Simultaneously, the dynamics of income from long-distance and international communication services is affected by the decrease of average profit rate per call minute, which is connected with redistribution of outgoing traffic of long-distance communication between intrazonal and trunk traffic; and for international communication between the Baltic States, CIS countries and foreign countries. From 2000 to 2003 the rate of decrease of average profit rate for long-distance communication is 7,4%; for international communication – 2,04%.

For the last three years the largest growth rate is with new communication services, such as Internet, ISDN, IP-telephony, intelligent platform services, etc.

The tendencies of core activity development for 1999 – 2003 are detailed below.

1999

The Company's activity was aimed to the solution of traditional tasks for basic communication services development and for the solution of priority tasks: further network digitalization; development and introduction of new technologies and products (Internet, ISDN).

During the year 11 new automatic telephone exchanges and 5 remote substations of total capacity of 52 thousand numbers were commissioned, this allowed to bring the total installed capacity up to 808, 1 thousand numbers. By the end of 1999 the installed capacity of digital automatic telephone exchanges made up 241, 2 thousand numbers or 30% of the total network capacity. Total volume of subscriber lines, switched from old facilities to the new ones, made up about 18 thousand numbers. Total volume of digital streams in SDH transport network was increased by 357 units and amounted to 798 of 2 Mbps streams. At rural networks digital transmission systems "IKM-30", "IKM-15" and "Radan" microwave radios were installed and commissioned, this allowed to bring the level of digital channels up to 68% of the total number in operation.

Due to connection of secondary and primary groups at intra-oblast communication lines and downloading of digital SDH network of Nizhny Novgorod oblast and also due to the commissioning of digital microwave radios, the extension of digital telephone channels was increased by 79,4 thousand channels/km. The gain of outgoing automatic channels of automatic long-distance communication made up 460 channels. The results of local and long-distance telephone network development allowed for increasing the traffic by 21%.

Implementation of new services is one of the most important tasks of OJSC [illegible] The company provided the following services to the population:

- Additional types of servicing;
- All kinds of access to Internet;
- ISDN, video telephone, video conferencing;
- Service Telephone Card (STC).

In 1999 "Internet for All" service was introduced. About 1500 Internet subscribers were registered by the end of the year.

2000

In order to hold the positions at the market and to increase the competitiveness of its services, the Company intensively developed its network and in particular: it upgraded the existing network and continued the construction of the new one with the use of advanced technologies, which served as the foundation for mastering new services and occupation of market segments. To achieve this digital telephone exchanges were commissioned, the Company builds digital transmission systems by using hi-tech equipment, introduces digital subscriber radio access equipment, automatic telephone exchange equipment.

In 2000 alternative carriers became more active, especially at the market of data transfer services and Internet. In the nearest future it is possible to expect the emergence of new competitors at this market, and in the first place from natural monopolists, having or constructing transport network (RAO "Unified Energy Systems of Russia", RAO "Gazprom", Russia's Ministry of Railways).

Target strategy of OJSC "Nizhegorodsviyazinform" for the period to 2004 is to increase competitiveness and to develop the production on the basis of already available infrastructure.

One of the main conditions of increasing services competitiveness is application of new technologies (ISDN, Internet, telephone "+", voice mail, IP-telephony). It should be noted, that Internet is one of high profitable services, for two years of intensive development the Company's share at the Internet market in Nizhny Novgorod reached 30% and in Nizhny Novgorod oblast – about 90%. In 2000 the project "Internet to schools, hospitals, museums of Sovetskyi district of Nizhny Novgorod" was completed (18 schools, 3 hospitals, central library system – in total 45 organizations). This allowed for increasing the number of Internet users up to almost 5000. As of 01.01.2001 the number of Internet subscribers was 4 951 (1400 – as of 01.01.2000). Service-Center was established in Nizhny Novgorod.

In 2000 the Company continued downloading DECT "DRA-1900" subscriber radio access system equipment. As of 1.01.2001 in the oblast there are 960 telephones with radio access.

At inter-station communication network of Nizhny Novgorod city's telephone exchange, the transport communication network SDH was expanded by commissioning a new transport node St-20 in linear mode of STM-4 level.

Installed capacity of SDH transport network was increased by 60 E1 compared to 1999 and as of 01.01.2001 made up 850 streams of E1.

As of 01.01.2001 the installed capacity of city's automatic telephone software-controlled exchanges made up 619231 numbers or 83,9 % of total installed capacity.

By the end of 2000 the total capacity of the city's telephone exchanges in Nizhny Novgorod and in 10 towns of the oblast in operation was 523496 numbers.

In 8 towns of the oblast the city's telephone exchanges were in trial operation. Total capacity of automatic telephone exchanges in these towns made up 43456 numbers.

Time-based billing system of the specified automatic telephone exchanges is in operation since 01.01.2001.

As of 01.01.2001 the installed capacity of rural automatic telephone software-controlled exchanges made up 2048 numbers or 2,3% of the total installed capacity of rural telephone exchanges.

During the year the automatic telephone exchanges of total capacity of 40,8 thousand numbers were put into operation, including in Nizhny Novgorod – 20 thousand numbers, 41

thousand telephone sets were installed, including 35,5 thousand in apartments of citizens. All this allowed to increase the number of telephones per 100 residents in the oblast by the end of the year up to 21, 9.

In 2000 the Company continued to install universal payphones of ТМС-БМ-01 type of "Kvarts" make. During the year 116 universal payphones were additionally installed at city's and rural telephone networks.

2001

The Company's policy in relation to traditional communication services is oriented to holding the positions at the market with simultaneous increase of degree of satisfaction of solvent demand.

For the greatest satisfaction of solvent demand the Company continued intensive activity for the network development, upgrading of communication facilities and technological processes, improvement of quality and increase in provided services volumes.

Special attention was paid to the application of new technologies (ISDN, Internet, Telephone Plus, voice mail, IP-telephony). During the two years of intensive development, due to flexible tariff policy and ongoing perfection of its technical base, the Company became the leader.

Current modernization and the development of telephone communication network are aimed at creation of modern, hi-tech, multi-service telecommunication network. When designing a digital network the basis is the strategy of deploying digital automatic telephone exchanges in such a way so that there is the opportunity of access to digital network services in all districts of the city, and in the first place in the centers of business activity. Thus, the most active part of Nizhny Novgorod business already has the opportunity of using modern communication services in its activity.

OJSC "Nizhegorodsviyazinform" is consistently realizing market strategy of integrated growth, leading to achieving the strategic goal of the Company –the leader (managing interregional company), and namely – creation and realization of scope of competitive services, getting maximum possible profit and increasing investments efficiency.

Major essential events of the year contributing to improvement of the activity results:

- Automatic telephone exchanges of total capacity of 40,0 thousand numbers, including 20 thousand numbers in Nizhny Novgorod were put into operation;
- 44, 3 thousand telephone sets were installed, including 19, 6 thousand in Nizhny Novgorod, out of them 15, 8 thousand telephones were installed in apartments. This allowed to increase the number of telephones per 100 residents, which as of 01.01.2002 in the oblast was 22,7, and in Nizhny Novgorod – 32,5;
- The project "Internet to schools, hospitals, museums" for Leninskyi district of Nizhny Novgorod was completed (21 school, 1 hospital, 1 library);
- The development of service centers network in the oblast is continued, 5 centers were established in Nizhny Novgorod oblast in 2001;
- Additional services were provided to 73800 subscribers;
- ISDN services were provided to 467 subscribers;
- 82,4 % of rural telephone exchanges are equipped with automatic number identification function, that allowed to organize automatic long distance telephone communication for rural subscribers;
- For 163 subscribers the telephones were installed by using DRA radio equipment;
- 52 universal payphones were installed;
- The first stage of SDH transport network based on synchronous transmission systems was put into operation at Nizhny Novgorod city's telephone exchange in 1997.

Currently, in Nizhny Novgorod SDH network has three transport rings of total extension of 144 km (totally 213 km of fiber-optic cable were installed).

The Company pays special attention to the development of services of access to the Internet. The Company has designed and carries out the set of activities to expand the base of Internet users. In 2001 OJSC "Nizhegorodsviyazinform" took the leading positions in providing switched access to Internet. The users are provided the entire range of services of data transfer network, starting from dial-up access to organization of gateways, dedicated channels and creation of corporate network for customer data transfer. ISDN, xDSL digital access technologies are applied.

Exclusive service "Internet for All" provides the access to Internet over long-distance communication channels. In Nizhny Novgorod oblast this service is provided to 80% of all Internet users.

The Company continued realization of the project of creating Internet-clubs, providing session access to the network. 6 Internet-clubs are operating, 3 of them are in Nizhny Novgorod.

In 2000 the Company won the tender for realization of the program "Internet to schools, hospitals, museums". In 2001 21 school, 1 hospital and 1 library were connected to Internet via an allocated channel.

The first stage of construction of corporate multi-service network of data transfer is completed; the network includes 21 nodes in Nizhny Novgorod and 18 nodes in Nizhny Novgorod oblast. The network is built with fiber-optic cable. 19 nodes of access to data transfer network in Nizhny Novgorod and 9 nodes of access in Nizhny Novgorod oblast were put into operation and modernized.

The Company continued the activity for connecting the subscribers to digital network with integration of ISDN services. By the end of 2001 the number of operated ports amounted to 467. Within the terms of providing ISDN services the Company realized the tasks of combining remote segments of corporate network of data transfer and organization of video conferences for subscribers of Nizhny Novgorod and Dzerzhinsk. The program of telemedicine development on the basis of ISDN equipment was continued. There were a number of consultations (video conferences) with participation of medical personnel from Nizhny Novgorod and leading medical institutes and hospitals from Moscow.

The realization of the project for creating the network of Service Centers was continued. The main idea of the project is to provide end-to-end services to customers as regards the organization of communication on the basis of advanced technologies: from installation of a telephone set to the development and realization of corporate network as per the customer's requirements. By the end of the year 5 Service Centers were in operation in Nizhny Novgorod and in Nizhny Novgorod oblast.

2002

Under the conditions of the Company's incorporation the paramount issue is to work out uniform technical policy, which will serve for the solution of the major Company's task – modernization of the network and meeting the demand for OJSC "VolgaTelecom" services.

The policy as regards traditional communication services is oriented for holding the positions at the market with simultaneous increase of the degree of meeting solvent demand. For this the Company continues intensive activity in the network development, improvement of communication facilities and technological processes on the basis of modern equipment, improvement of quality and increase in the volume of offered services.

By the end of the year the number of city's telephone exchanges was 928 with total installed capacity of 3 532 619 numbers. During the year the city's telephone exchanges' capacity increased by 367 thousand numbers.

By the end of 2002 time-based billing system of calls cost was in operation in Nizhny Novgorod, Orenburg, Penza oblasts and in the Republic of Mordoviya.

The activity in installation and putting into operation of ANI function at rural telephone networks was continued. The capacity of rural telephone exchanges equipped with ANI function made up 643 103 numbers.

With the development of new modern kinds of communication, the demand for telegraph services is gradually going down.

Wire broadcasting is a toss-making sector, so OJSC "VolgaTelecom" carries out the actions for changing-over rural wire broadcasting into on-air broadcasting, which allows to reduce total costs of wire broadcasting and increase the profitability and the quality of work of city's broadcasting centers. The program of wire broadcasting change-over into the on-air broadcasting is developed for each branch of the Company.

OJSC "VolgaTelecom" network of on-air broadcasting includes 73 low power radio broadcasting transmitters of less than 1 KW power and 19 powerful transmitters of 1 KW power and above.

In a number of branches of OJSC "VolgaTelecom" there are in operation TV transmitters for receive and broadcasting of TV programs. At the same time the Company is actively developing the existing networks of cable TV in Orenburg and Samara branches, in the branches of Chuvash Republic and the Republic of Maryi El, and is constructing new systems of cable TV. It is planned to construct new cable TV systems, in Nizhny Novgorod city including. The first stage of the construction will be realized in 2003 and is designed for connecting 75 000 subscribers.

The development of new communication services is of great importance for OJSC "VolgaTelecom".

One of the main tasks is to strengthen positions at the market of hi-tech kinds of communication. All branches of OJSC "VolgaTelecom" provide services of Internet access both by dial-up technology and over allocated lines.

By the end of 2002 in the Volga region the number of users with dial-up access to Internet was about 204 thousand, 107 thousand of them use the services of OJSC "VolgaTelecom". Thus, the Company's share at the market of dial-up access to Internet is 52%.

The number of customers for access services over the allocated line is about 1600, which as per OJSC "VolgaTelecom" estimation makes up from 45 to 50%.

The service of wideband digital access is being actively implemented. By the end of 2002 in OJSC "VolgaTelecom" the number of connection points with xDSL technology was 583, 48% out of them were in Nizhny Novgorod branch.

IP-telephony is a perspective service. The development of IP-telephony service is planned to be carried out in 2 directions:

- The first one is installation of IP-telephony nodes for DLD & ILD communication. The service is provided by application of pre-paid cards;
- The second direction of IP-telephony development is a "package" service; provision of access to PSTN via data transfer network. Here the "last mile" is xDSL wideband access. This is the first stage of change-over to NGN (Next Generation Network) with packet switching.

The other large project is the construction of Intelligent network based on a single platform. In 2002 the contract was signed with "Huawei Technologies" company for Tellin® Intelligent platform. On the basis of this platform 5 intelligent services will be provided: 4 services from **CS1** set (free of charge call - **FPH**, voting over telephone - **VOT**, call with additional payment - **PRM**, call by pre-paid card - **PCC**), and one service (universal access number - **UAN**) – for testing and further certification

Financial and economic and production indexes of OJSC "VolgaTelecom" for 2003 reflect the efficiency of the incorporation of regional communication enterprises into the joint interregional company which has been finished by the end of 2002.

By the results of the year the Company achieved the planned level of income and profit.

The gain of income from rendering telecommunications services for the entire Company amounted to **3 653 541** thousand rubles.

The income gain was ensured due to the development of telecommunication industries, the increase in outgoing paid exchange, increase in tariffs, and the change of procedure of formation of tariffs on local telephone connections for privileged consumer categories (veterans, invalids), the obtaining of income for the incoming traffic from OJSC "Rostelecom" over long-distance and international telephone communication, and namely:

- the network development and the increase in long-distance exchange by 1 971 795 thousand rubles or by 54 %;
- increase in telecommunications services tariffs - 1 396 762 thousand rubles or 38 % of the gain sum, including due to the increase in tariffs for telecommunications services regulated by the state, by 1 028 965 thousand rubles or 28 % of the total sum of income gain;
- the change of calculation methods in respect of services rendered by OJSC "Rostelecom" by 284 984 thousand ruble or 8 % from the total sum of income gain.

The Company's potential formed after the incorporation of 11 regional carriers, allows to extend annually the volume and to improve the quality of services in all telecommunications sub-industries.

As of January 01, 2004 the **total installed capacity of city and rural telephone exchanges amounted** to 4462 thousands lines.

For the previous year automatic telephone exchanges with total capacity 455,5 thousand lines were commissioned. During 2003 the installed capacity of city and rural telephone exchanges grew by 224 thousand lines, the growth rate vs. the previous year - 105,3%. The installed capacity of digital automatic telephone exchanges of rural telephone communication grew faster – 144,55%. This caused the growth of the share of digital exchanges in the total installed capacity of rural exchanges switching facilities and by the results of the year amounted to 14,2 %.

The total extension of long-distance channels as of January 01, 2004 amounted to 15236,8 thousand channel/km, the gain for 2003 - 3630,7 thousand channel/km, including of digital network 12983,4 thousand channel/km (85,2 %), the gain – 3859,9 thousand channel/km.

The extension of digital network channels is formed by the digital systems of transmission of synchronous (11537,5 thousand channel/km - 88,9%) and plesiochronous (1445,9 thousand channel/km -11,1%) digital hierarchy.

In the report year the production activity of OJSC "VolgaTelecom" cable industry employees was aimed at the reconstruction of cable industry facilities for the purpose of improving qualitative indexes, increase in income and reduction of operational costs. So in 2003 the works aimed at upgrading switching facilities of telegraph industry were conducted. Instead of physically and morally outdated exchanges of OP ETK-KS network и and of AT/TX Nicola – Tesla network, the integrated exchange TK-AT-600 was installed in the telegraph shop of long-distance telephone telegraph communication of Saransk.

In the fourth quarter of 2003 according to the investment plan, in the branch in the Republic of Chuvashiya the reconstruction of public telegraph network and AT/TX on the basis of telegraph switching server TKS "Vector 2000" produced by CJSC "LInTekh" , Moscow city, was completed.

In Orenburg oblast's radio-TV transmission centre OJSC "VolgaTelecom" finished the works on changing over the space communication receiving stations from analog to digital mode of "DMT-1000" type - 268 sets.

9 radio broadcast transmitters were installed – in Kirov branch, branch in the Republic of Mordoviya, in Orenburg and Samara branches, for the purpose of broadcasting the program

"Radio of Russia" in the zones of intermittent reception of RTRS VGTRK transmitters , for the change over of subscribers from wire broadcast to off –the- air reception of programs.

The first phase of cable television was commissioned in Nizhny Novgorod, 292 subscribers were connected to it. The total design capacity is 2300 subscribers. 28 TV programs are being broadcasted; the subscribers of cable television got the opportunity of high-speed access to the Internet.

The number of cable television subscribers grew in the branches of Republics of Chuvashiya and Maryi El. MMDS system functions in Samara branch (Syzran and Toliyatti towns). The construction of the first phase of cable television network in Orenburg has been completed.

The introduction by the branches of services: "Internet for all", Internet by prepaid cards and service telephone cards, the implementation of successful marketing policy allow to win successfully subscribers at the competitive market of Internet services. The new service introduced by Saratov's branch "Internet - free access" became popular and effective.

The number of the Internet-users is now 190 thousand, out of them the largest part – 50 thousand in Nizhny Novgorod branch. The construction of access nodes using digital servers produced by the leading manufacturers CISCO, LUCENT, HUAWEI, assured the growth of the number of users of dial-up Internet access services.

The market situation shows the essential interest of enterprises in connection to OJSC "VolgaTelecom" data transmission networks for the purpose of consolidation of available segments into unified corporate networks of data transmission at regional and interregional level. For example, the contracts with RTKomm.RU on the connection of objects of Federal Target Program "Electronic Russia", all the branches participated in their realization.

The other important trend of activity is the promotion of intelligent network services. If in 2002 the income from Intelligent network services of the entire interregional company amounted to about 12 million rubles, then in 2003 it has achieved 94,8 million rubles (out of them 99% is the share of service telephone cards). The most successful in the promotion of prepaid service telephone cards were the branches in the Republic of Udmurtiya, and also Penza branch and Ulyanovsk branch.

In the Republic of Maryi El the start of operation of service telephone card platform based on AVAYA facilities was successful.

In Ulyanovsk city in 2003 IP-telephony service using prepaid cards was introduced.

In the branch in the Republic of Udmurtiya the services are successfully developed on the basis of intellectual platform "Protey". At present, the uniform reference services "09" of Izhevsk city and of the Republic, and also manual switch shop of trunk line exchange are changed over to the contact-center 'Protey" platform. The system of automatic information on the client account status of residential sector subscribers, of providing information on long-distance tariffs and codes, is started. Service telephone cards in Udmurtiya are the universal instruments of payment for the telephone communication services and for the cellular communication and the access to the Internet.

Basic indexes of the efficiency of OJSC "Nizhegorodsviyazinform" activity.

№№	Index description	Measure unit	1999	2000	2001
1	2	3	5	6	7
1.	Revenues per a line	rubles	1438	1804	2173
2.	Profit per a line	rubles	314	564	646

3.	Profit per an employee	rubles	23173	44646	55769
4.	Number of lines per an employee	units	73,9	79,2	86,3
5.	Prime cost of a production unit	ruble/100 rubles of proceeds	66,10	67,96	65,54
6.	Share of salary fund in the proceeds	%	18,5	20,2	20,3

Major indexes of OJSC "VolgaTelecom" efficiency

	Index description	Measure unit	2001	2002	2003
1.	Proceeds per a line	rubles	2354	2906	3662
2.	Profit from core activity per a line	rubles	516	840	1051,5
3.	Proceeds per a registered employee	thousand rubles	154,6	214,4	284,6
4.	Profit from core activity per registered employee	thousand rubles	33,9	62,0	81,7
5.	Number of lines per registered employee	lines	65,7	73,6	77,7
6	Telephone sets density per 100 residents (total)	telephone sets	18,64	19,70	20,9

V. Detailed data on persons making up the structure of the issuer's management bodies, the issuer's bodies controlling its financial-economic activity, and brief data on the issuer's employees (workers)

5.1. Data on the structure and scope of competence of the issuer's management bodies

Shareholders general meeting,
The Board of directors (collegial management body)
General Director (the issuer's single executive body)
Management board (the issuer's collegial executive body)

The issuer's shareholders general meeting competence as per its Charter:

Shareholders general meeting is the Company's supreme management body.

The following issues are within the competence of shareholders general meeting (items 12.2 – 12.3 of the Charter):

1) introduction of modifications and amendments to the Charter or approval of the Company's Charter in a new wording (except for the cases, stipulated by Federal law "On joint stock companies"), the resolutions on which are adopted by at least three quarters of votes of shareholders owning the Company's voting shares participating in the meeting;

2) the Company's reorganization, the resolution on which is adopted by at least three quarters of votes of shareholders owning the Company's voting shares participating in the meeting;

3) the Company's liquidation, appointment of liquidation committee and approval of intermediate and final liquidation balance sheets, the resolutions on which are adopted by at least three quarters of votes of shareholders owning the Company's voting shares participating in the meeting;

4) election of the members of the Board of directors, carried out by cumulative voting;

5) the early termination of office of the members of the Board of directors, the resolution on which is adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

6) determination of the quantity, face value, category (type) of the Company's declared shares and the rights granted by these shares, the resolutions on which are adopted by at least three quarters of votes of shareholders owning the Company's voting shares participating in the meeting;

7) increase in the Company's charter capital by the increase in the shares face value, the resolution on which is adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

8) increase in the Company's charter capital by placement of additional shares by public subscription in case, if the quantity of additionally placed shares makes up more than 25% of ordinary shares placed earlier by the Company, the resolution on which is adopted by at least three quarters of votes of shareholders owning the Company's voting shares participating in the meeting;

9) increase in the Company's charter capital by placement of additional shares by private offering, the resolution on which is adopted by at least three quarters of votes of shareholders owning the Company's voting shares participating in the meeting;

10) decrease in the Company's charter capital by the decrease in the shares face value, by the Company's acquisition of a part of shares in order to reduce their total number, and also by the retirement of shares acquired or redeemed by the Company, the resolution on which is adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

11) election of the Company's Auditing committee members and the early termination of their

office, the resolutions on which are adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

12) approval of the Company's auditor, the resolution on which is adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

13) approval of annual reports, the Company's annual accounting statement, including the Company's reports on profits and losses (profits and losses accounts), and also distribution of profit, including payment (declaration) of dividends and losses of the Company by the results of the fiscal year; the resolutions on which are adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

14) definition of the procedure of conducting the Company's shareholders General meeting, the resolution on which is adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

15) splitting and consolidation of shares, the resolutions on which are adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

16) passing resolution on approval of related party transactions, the resolution on which is adopted in cases and as per the procedure stipulated by chapter XI of Federal law "On joint stock companies";

17) adoption of resolution on approval of large transactions related to acquisition, alienation or possibility of alienation by the Company directly or indirectly of property the cost of which is over 50% of the Company's balance sheet assets defined by the data of its accounting statement as of the last report date, except for the transactions made in the course of routine economic activity of the Company, the transactions related to the placement of the Company's ordinary shares by subscription (realization), and also transactions related to the placement of issuing securities converted into the Company's ordinary shares, the resolution on which is adopted by the majority of three quarters of votes of shareholders owning the Company's voting shares participating in the meeting;

18) passing resolution on participating in holding companies, financial-industrial groups, associations and other unions of commercial organizations, the resolution is approved by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

19) approval of internal documents regulating the Company's bodies activity, the resolution on which is adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

20) the Company's placement of bonds converted into shares and of other issuing securities converted into shares, if the specified bonds (other issuing securities) are placed by private offering or by public subscription, when with public subscription converted bonds (other issuing securities) may be converted into the Company's ordinary shares making up over 25% of earlier placed shares, the resolution on which is adopted by at least three quarters of votes of shareholders owning the Company's voting shares participating in the meeting;

21) passing resolution on reimbursement for the Company's account of the expenses for preparation and conducting of extraordinary general meeting of the Company's shareholders in case, when contrary to the requirements of current legislation of Russian Federation the Board of directors has not passed the resolution on convocation of an extraordinary meeting and this meeting has been convened by other persons. The resolution is adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

22) release of a person, who independently or jointly with his affiliated persons acquired 30 and more percent of placed ordinary shares of the Company, from responsibility to acquire shares from other shareholders of the Company, the resolution on which is adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting, excluding the votes by shares belonging to the specified person and his affiliated persons;

23) passing resolution on transfer of authorities of single executive body of the Company to managing organization or to a manager, the resolution on which is adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

24) the solution of other issues stipulated by Federal law "On joint stock companies" and by the Charter.

Competence of the Board of directors of the issuer in accordance with its Charter:

The Board of directors is the Company's collegial management body, carrying out general management of the Company's activity.

The Company's Board of directors, consisting of 11 persons, is annually elected by annual general meeting of shareholders by cumulative voting.

The following issues are related to the competence of the Company's Board of directors (item 13.4 of the Charter):

1) definition of priority trends of the Company's activity, including the approval of annual budget, the budgets for medium-term and long-term perspective, strategies and programs of the Company's development, introduction of modifications into the specified documents, consideration of the results of their fulfillment;

2) preliminary approval of operations passing the limits established by the Company's annual budget;

3) convocation of annual and extraordinary general meetings of shareholders, excluding the cases stipulated by item 8 of clause 55 of Federal law "On joint stock companies";

4) approval of the agenda of the general meeting of shareholders;

5) determination of the date of making up the list of persons having the right to participate in general meeting of shareholders, and other issues within the competence of the Company's Board of directors in accordance with the provisions of chapter VII of Federal law "On joint stock companies" and related to the preparation and holding of general meeting of shareholders;

6) preliminary approval of the Company's annual report;

7) increase of the Company's charter capital by the Company's placement of additional shares within the limits of declared shares amount, defined by the Charter, excluding the cases stipulated by sub-items 8,9 of item 12.2 of the Charter;

8) the Company's placement of bonds and other issuing securities in case, when under the conditions of placement of the specified bonds and other issuing securities they are not convertible into the Company's shares;

9) the Company's placement of bonds, convertible into shares, and of other issuing securities, convertible into shares, if the specified bonds (other issuing securities) are placed by public subscription and the convertible bonds (other issuing securities) may be converted into the Company's ordinary shares, making up 25 and less percent of earlier placed ordinary shares;

10) determination of price (pecuniary valuation) of property, the price of placement and redemption of issuing securities in cases stipulated by Federal law "On joint stock companies";

11) passing resolutions on issue of securities, prospects of securities issuing, reports on the results of the Company's securities issuing, reports on the results of the Company's shares acquisition in order to cancel them;

12) the acquisition of shares, bonds and other securities placed by the Company;

13) approval of the Company's registrar and the terms and conditions of the contract with it, and also taking the decision on cancellation of the contract with it;

14) recommendations on the size of dividend on shares, on the form and the date of its payment, approval of internal document on dividends on the Company's shares;

15) the use of reserve fund and other funds of the Company;

16) control over the procedures of internal control;
17) recommendations on the size of remunerations and compensations paid to the members of the Company's Auditing committee, approval of terms and conditions of contract concluded with the auditor, including defining of the amount of payment for its services;

18) approval of Provision on the Company's structural subdivision, carrying out the functions of internal control, coordination of candidates for the position of its head, and also consideration of other issues the resolutions on which should be adopted by the Board of directors in accordance with the Provision on the specified subdivision;

19) approval of transactions related to acquisition, alienation or possibility of alienation by the Company directly or indirectly of the property the cost of which is from 0, 5 to 25% of the Company's assets book cost defined by the data of its balance on the last report date;
20) approval of transactions related to acquisition, alienation or possibility of alienation by the Company directly or indirectly of the property the cost of which is from 25 to 50% of the Company's balance-sheet assets cost defined by the data of its accounting statement as of the last report date, excluding the transactions made in the course of routine economic activity of the Company, the transactions related to the placement by subscription (realization) of the Company's ordinary shares and transactions related to the placement of issuing securities convertible into the Company's ordinary shares;
21) approval of related party transactions in cases stipulated by chapter XI of Federal law "On joint stock companies";
22) defining basic principles of construction of the Company's organizational structure;

23) establishment of branches, opening of representation offices, their liquidation, approval of Provisions on them;
24) preliminary coordination of candidates for the position of heads of branches and representation offices, and dismissal of the heads of the specified structural subdivisions from their posts;
25) approval of annual budgets, strategies and programs of branches development, introduction of modifications into the specified documents, consideration of the results of their fulfillment;
26) appointment of single executive body (General Director), defining the term of his/her authority, and also early termination of his/her office;

27) election (re-election) of the Chairman of the Board of directors of the Company, his/her deputy;

28) formation of collegial executive body (Management board), defining the term of its authority, and also early termination of the authority of the Management board members;
29) coordination of occupation by the person, carrying out the functions of singe executive body of the Company, by members of the Company's Management board, of the posts in management bodies of other organizations;
30) permission to the person, carrying out the functions of single executive body, to combine these functions with work in paid jobs in other organizations;
31) establishment of permanent or provisional (for the solution of particular issues) committees of the Board of directors, approval the Provisions on them;
32) appointment and dismissal of Corporate secretary of the Company, approval of the Provision on the Corporate secretary and on the office of the Company's Corporate secretary;
33) approval of terms and conditions of contracts (additional agreements), concluded with the General Director, members of the Management board, the heads of branches and representation offices, the head of the Company's structural subdivision carrying out the functions of internal control, with the Company's Corporate secretary, and also consideration of issues the decisions on which should be adopted by the Board of directors in accordance with the specified contracts;

34) taking the decisions on participation (joining as a participant, termination of participation, change of participation share) of the Company in other organizations by way of purchase, sales of shares, equity stake of other organizations, and also by way of making additional contributions into charter capitals of these organizations;
35) taking the decisions on the Company's participation in non-commercial organizations, excluding the cases stipulated by sub-item 18 of item 12.2 of the Charter, by way of joining as a participant, termination of participation, making additional contributions related to the Company's participation in non-commercial organizations;
36) taking the decisions on the issues of the agenda of general meetings of affiliated companies (supreme management bodies of other organizations), in which the Company is a sole participant;
37) defining the procedure of interaction of the Company with organizations in which the Company participates;
38) approval of the Company's Corporate governance code, introduction of modifications and amendments into it;
39) approval of an internal document on the issues of disclosing the information about the Company;
40) approval of other, in addition to those stipulated by item 13.4 of the Charter, internal documents of the Company, regulating the issues within the competence of the Company's Board of directors, excluding internal documents the approval of which as per the Company's Charter is within the competence of the shareholders general meeting and the Company's executive bodies;
41) other issues stipulated by Federal law "On joint stock companies" and the Charter.

The issues referred to the competence of the Company's Board of directors may not be transferred for the solution to collegial or single executive body of the Company.

The competence of single and collegial executive bodies of the issuer in accordance with its Charter:

General Director – single executive body carrying out the management of the Company's current activity. General Director is appointed by the Company's Board of directors.

General Director takes decisions on the issues not referred by the Charter to the competence of the shareholders general meeting, of the Board of directors and the Company's Management board.

General Director carries out the functions of the Chairman of the Company's Management board.

General Director acts on behalf of the Company without the power of attorney, he/she represents the Company's interests, makes transactions on behalf of the Company, approves the staff, issues orders, directions and gives instructions obligatory for execution by all employees of the Company.

The rights, duties, the size of labor remuneration and the responsibility of General Director are defined by the contract concluded by him/her with the Company. The contract on behalf of the Company is signed by the Chairman of the Company's Board of directors.

The Company's Board of directors has the right at any time to take the decision on early termination of authority of the Company's General Director and cancellation of the contract with him/her.

Management board is a collegial executive body, organizing the execution of resolutions of shareholders general meeting and the decisions of the Company's Board of directors.

the Company's Board of directors at the motion of the General Director, members of the Company's Board of directors.

The following issues of the management of the Company's current activity are referred to the competence of the Management board (item 14.4):

1) elaboration of motions on basic trends of the Company's activity, including the drafts of annual budget, budgets for medium-term and long-term perspective, strategies and programs of the Company's development, motions on introducing modifications to the specified documents;

2) approval of internal control procedures;

3) defining staff and social policy of the Company;

4) approval of the internal document regulating general provisions of labor motivation, and also consideration and taking the decisions on concluding collective contracts and agreements;

5) preparation of materials and drafts of resolutions on the issues subject to consideration at the shareholders general meeting, Board of directors and presentation of the materials to the committees of the Board of directors;

6) organizational-technical provision of the Company's bodies activity;

7) defining technical, finance-economic and tariff policy of the Company and the branches;
8) defining accounting policy, control over perfection of the methods of book keeping and management accounting, and also over the introduction of accounting as per international accounting standards of the Company and the branches;
9) defining the methods of planning, budgeting and controlling the Company and the branches;
10) defining the policy of ensuring the security of the Company and the branches;
11) defining the procedure of vesting the property to the branches and taking of property settled on the branches;
12) defining quantitative structure and appointment of members of collegial executive bodies of the branches, and also early termination of their authority, approval of Provision on a collegial executive body of a branch;
13) preliminary coordination of candidates for the posts of deputy heads, chief accountants of the branches and representation offices and dismissal of the specified persons from their posts;
14) approval of terms and conditions of contracts (additional agreements) concluded with the members of collegial executive bodies of the branches, with the deputy heads, chief accountants of the branches and representation offices, and also consideration of issues the decisions on which should be adopted by the Management board in accordance with the specified contracts;
15) approval of quarterly budgets of the branches, introduction of modifications into the specified documents;
16) analysis of the results of the work of the Company's structural subdivisions, including the separate ones, and the development of instructions, obligatory for execution, on their work perfection;

17) approval of internal documents regulating the issues within the competence of the Company's Management board, excluding the documents approved by shareholders general meeting and the Company's Board of directors;

18) approval of the Company's organizational structure, including basic functions.

On March 11, 2004 (minutes № 30) the issuer's Board of directors approved the internal document establishing the rules of the issuer's corporate governance – "The Code of corporate governance of OJSC "VolgaTelecom" (see appendix on page 308).

The text of the issuer's Code is available in the Internet at:
http://www.volgatelecom.ru/?id=308

"Changes and addenda to the Charter of OJSC "VolgaTelecom" were approved by the general meeting of shareholders of the Company on 22.06.2004, minutes № 4 of 23.06.2004 (see appendix on page 328).

The text of the issuer's Charter in force and the changes and addenda to it is available in the Internet at:

http://www.volgatelecom.ru/?id=261

"Changes and addenda to the Provision on the Board of directors of OJSC "VolgaTelecom", "Changes to the Provision on the Management board of OJSC "VolgaTelecom" were approved by the general meeting of shareholders of the Company on 22.06.2004, minutes № 4 of 23.06.2004 (see appendix on pp. 331, 334).

The internal documents regulating the issuer's bodies activity are available in the internet at:

http://www.volgatelecom.ru/?id=259

http://www.volgatelecom.ru/?id=260

http://www.volgatelecom.ru/?id=314

5.2. Information about the persons making up the structure of the issuer's management bodies

Members of the Board of directors (collegial executive body) of the issuer.

The Board of directors

Chairman: ***Yurchenko Evgenyi Valerievich***

Members of the Board of directors:

Andreev Vladimir Alexandrovich

Year of birth: ***1951***

Education: ***higher education***

Posts held during the last 5 years:

Period: ***1999 - present time***

Organization: ***the Volga State Academy of Telecommunications and informatics***

Post: ***head of a chair***

Period: ***1999 - present time***

Organization: ***state education institution of higher professional education***

Post: ***rector***

Period: ***2002 - present time***

Organization: ***Regional public association "Academy of telecommunications and informatics"***

Post: ***president***

Period: ***2002 - present time***

Organization: ***the Volga association of engineers "TELEINFO"***

Post: ***Vice-president***

Equity stake in charter capital of the issuer: ***none***

Stake of the issuer's ordinary shares: ***none***

Stake in affiliated/dependant companies of the issuer: ***none***

Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Grigorieva Alla Borisovna
Year of birth: ***1967***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***1999 - 2000***
Organization: ***OJSC "Ivtelecom"***
Post: ***member of the Board of directors***

Period: ***1999 - 2002***
Organization: ***OJSC "Sakhalinsviyaz"***
Post: ***member of the Board of directors***
Period: ***1999 - 2002***
Organization: ***OJSC "Elektrosvyaz" of Kaluga oblast***
Post: ***Chairman of the Board of directors***

Period: ***1999 - 2002***
Organization: ***OJSC "UdmurtTelecom"***
Post: ***Chairman of the Board of directors***

Period: ***1999 - 1999***
Organization: ***OJSC "Sviayzinvest"***
Post: ***deputy to the head of the department of block of shares management***

Period: ***1999 - present time***
Organization: ***OJSC "Sviayzinvest"***
Post: ***deputy to the director – chief of the sector of representatives of Corporate Management Department***

Period: ***1999 - 2000***
Organization: ***OJSC "Karachayevo -CherkesskElektrosvyaz"***
Post: ***member of the Board of directors***

Period: ***1999 - present time***
Organization: ***OJSC "Uralsviyazinform"***
Post: ***member of the Board of directors***

Period: ***1999 - 2000***
Organization: ***OJSC "Sviyazinform" of Penza oblast***
Post: ***member of the Board of directors***

Period: *2000 - 2002*
Organization: *OJSC "Elektrosvyaz" of Rostov oblast*
Post: *member of the Board of directors*

Period: *2001 - 2002*
Organization: *OJSC "Sviyazinform" of Penza oblast*
Post: *member of the Board of directors*

Period: *2001 - 2002*
Organization: *OJSC "Elektrosvyaz" of the Republic of Adygei*
Post: *member of the Board of directors*

Period: *2001 - 2002*
Organization: *OJSC "Elektrosvyaz" of Ulyanovsk oblast*
Post: *member of the Board of directors*

Equity stake in charter capital of the issuer: *0,00061%*
Stake of the issuer's ordinary shares: *none*
Stake in affiliated/dependant companies of the issuer: *none*
Stake of ordinary shares in affiliated/dependent companies of the issuer: *none*

Lyulin Vladimir Fedorovich
Year of birth: *1938*
Education: *higher education*

Posts held during the last 5 years:
Period: *1999 – present time*
Organization: *OJSC "VolgaTelecom"*
Post: *General Director*

Period: *1999 - 2003*
Organization: *CJSC "Nizhegorodteleservice"*
Post: *member of the Board of directors*

Period: *1999 – 2003*
Organization: *CJSC "Nizhegorodpromstroibank"*
Post: *member of the Board of directors*

Period: *1999 - present time*
Organization: *OJSC "VolgaTelecom"*
Post: *member of the Board of directors*

Period: *1999 - 2001*
Organization: *CJSC "TeleRoss – Nizhny Novgorod"*
Post: *member of the Board of directors*

Period: *1999 - 2001*
Organization: *All-Russia CJSC "Nizhegorodskaya Yarmarka"*
Post: *member of the Board of directors*

Period: *1999 – present time*
Organization: *Non-government pension Fund "Doveriye"*
Post: *Chairman of the Fund's council*

Period: *1999 - 2003*
Organization: *CJSC "Nizhny Novgorod cellular communication"*
Post: *member of the Board of directors*

Period: *1999 - 2003*
Organization: *CJSC "Transsviyaz"*
Post: *member of the Board of directors*

Period: *1999 - 2002*
Organization: *CJSC "Ericsson sviyaz"*
Post: *member of the Board of directors*

Period: *1999 – present time*
Organization: *CJSC "Sotel – Nizhny Novgorod"*
Post: *member of the Board of directors*

Period: *1999 - 2003*
Organization: *CJSC Commercial bank "ONEXIM - VOLGA"*
Post: *member of the Bank's council*

Period: *1999 - present time*
Organization: *OJSC "VolgaTelecom"*
Post: *member of the Management board*

Period: *1999 - 2004*
Organization: *CJSC "Nizhegorodskyi radiotelephone"*
Post: *member of the Board of directors*

Period: *2001 - 2002*
Organization: *OJSC "Ulyanovskelektrosviyaz"*
Post: *member of the Board of directors*

Period: *2001 - 2002*
Organization: *OJSC "Saratovelektrosviyaz"*
Post: *member of the Board of directors*

Period: *2001 – 2004*
Organization: *The union of manufacturers and consumers of communication equipment*

Post: ***member of the Board of directors***

Period: ***2001 – present time***
Organization: ***Non-commercial partnership "The center of investigation of telecommunication development problems"***
Post: ***member of the partnership council***

Period: ***2001 - 2002***
Organization: ***OJSC "Sviyazinform" of Samara oblast***
Post: ***member of the Board of directors***

Period: ***2002 - 2002***
Organization: ***OJSC "Martelcom"***
Post: ***member of the Board of directors***

Period: ***2002 - 2002***
Organization: ***OJSC "Elektrosvyaz" of Orenburg oblast***
Post: ***member of the Board of directors***

Period: ***2002 – 2004***
Organization: ***OJSC "National payphone network"***
Post: ***member of the Board of directors***

Period: ***2003 - present time***
Organization: ***CJSC "Nizhny Novgorod cellular communication"***
Post: ***Chairman of the Board of directors***

Period: ***2003 – present time***
Organization: ***OJSC "Tatincom – T"***
Post: ***Chairman of the Board of directors***

Period: ***2003 - present time***
Organization: "***Autonomous non-commercial organization "Nizhny Novgorod research centre of market environment and corporate relations»***
Post: ***member of the center's council***

Equity stake in the charter capital of the issuer: ***0,14895%***
Stake of the issuer's ordinary shares: ***0,13603%***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Bobin Maxim Victorovich
Year of birth: ***1975***
Education: ***higher education***

Posts held during the last 5 years:

Period: *1999 - 2000*
Organization: *Moscow representation office of "NCH Advisors Inc."*
Post: *lawyer*

Period: *2000 – present time*
Organization: *Moscow representation office of "NCH Advisors Inc."*
Post: *legal department head*

Period: *2001 - 2002*
Organization: *Moscow state institute of international relations (University) of the Ministry of Foreign Affairs of Russian Federation*
Post: *teacher at the chair of international law*

Period: *2001 - 2003*
Organization: *OJSC "Science and Production Association "Plastik"*
Post: *member of the Board of directors*

Period: *2001 - present time*
Organization: *OJSC "Abrasive factory "Ilyich"*
Post: *member of the Board of directors*

Period: *2002 – 2003*
Organization: *Association for the investors rights protection*
Post: *member of the Board of directors*

Period: *2003 – present time*
Organization: *OJSC "VolgaTelecom"*
Post: *member of the Board of directors*

Period: *2003 – present time*
Organization: *OJSC "Sibirtelecom"*
Post: *member of the Board of directors*

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Degtyarev Valeryi Victorovich
Year of birth: *1957*
Education: *higher education*

Posts held during the last 5 years:
Period: *1999 - 2000*
Organization: *CJSC "Metrocom"*
Post: *director of Marketing and development department*

Period: ***2000 - 2000***
Organization: ***CJSC "Comcor -TV"***
Post: ***first deputy of the General Director***

Period: ***2000 - 2001***
Organization: ***LLC "DTS"***
Post: ***deputy of the General Director***

Period: ***2001 - 2001***
Organization: ***CJSC "Company TransTeleCom"***
Post: ***advisor to president***

Period: ***2001 – present time***
Organization: ***CJSC "Professional Telecommunications"***
Post: ***General Director***

Period ***2004 – present time***
Organization: ***OJSC "Tetrasviyaz"***
Post: ***General Director***

Period: ***2001 – present time***
Organization: ***CJSC "Professional Telecommunications"***
Post: ***member of the Board of directors***

Period: ***2004 – present time***
Organization: ***CJSC "Radiotel"***
Post: ***member of the Board of directors***

Period: ***2004 – present time***
Organization: ***OJSC "Rostelecom"***
Post: ***member of the Board of directors***

Period: ***2004 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Dudchenko Vladimir Vladimirovich
Year of birth: ***1973***
Education: ***higher education***

Posts held during the last 5 years:
Period: *2001 – present time*
Organization: *Moscow representation office of "NCH Advisors Inc."*
Post: *analytical department head*

Period: *1999 - 2001*
Organization: *Moscow representation office of "NCH Advisors Inc."*
Post: *consultant*

Period: *2000 – present time*
Organization: *OJSC "Vladimirenergo"*
Post: *member of the Board of directors*

Period: *2002 - 2004*
Organization: *OJSC "Sviyaz" of Komi Republic*
Post: *member of the Board of directors*

Period: *2002 - present time*
Organization: *OJSC "Dalsviyaz"*
Post: *member of the Board of directors*

Period: *2002 - present time*
Organization: *OJSC "Kirovenergo"*
Post: *member of the Board of directors*

Period: *2003 - present time*
Organization: *OJSC "VolgaTelecom"*
Post: *member of the Board of directors*

Period: *2004 - present time*
Organization: *OJSC "UTK"*
Post: *member of the Board of directors*

Period: *2004 - present time*
Organization: *OJSC"UralSviyazinform"*
Post: *member of the Board of directors*

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Romskyi Georgyi Alexeevich
Year of birth: *1956*
Education: *higher education*

Posts held during the last 5 years:
Period: ***1999 - 2000***
Organization: ***OJSC "Saint-Petersburg long distance, international telephone"***
Post: ***technical director***

Period: ***2000 – present time***
Organization: ***OJSC "Sviayzinvest"***
Post: ***deputy to the General Director***

Period: ***2000 - present time***
Organization: ***OJSC "Sviayzinvest"***
Post: ***member of the Management board***

Period: ***2001 - 2002***
Organization: ***OJSC "Central telegraph"***
Post: ***member of the Board of directors***

Period: ***2001 - present time***
Organization: ***OJSC "UTK"***
Post: ***member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "MGTS"***
Post: ***member of the Board of directors***

Period: ***2001 - present time***
Organization: ***OJSC "Giprosviayz"***
Post: ***Chairman of the Board of directors***

Period: ***2001 - 2001***
Organization: ***OJSC "Uraltelecom"of Sverdlovsk oblast***
Post: ***member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Elektrosvyaz" of Kaliningrad oblast***
Post: ***member of the Board of directors***

Period: ***2002 - present time***
Organization: ***CJSC "Globus – Telecom"***
Post: ***member of the Board of directors***

Period: ***2002 - 2003***
Organization: ***OJSC "Sibirtelecom"***
Post: ***Chairman of the Board of directors***

Period: *2003 – present time*
Organization: *OJSC "Sibirtelecom"*
Post: *member of the Board of directors*

Period: *2002 – 2003*
Organization: *CJSC "Mobitel"*
Post: *member of the Board of directors*

Period: *2003 - 2004*
Organization: *CJSC "Mobitel"*
Post: *Chairman of the Board of directors*

Period: *2003 - present time*
Organization: *OJSC "VolgaTelecom"*
Post: *member of the Board of directors*

Period: *2004 - present time*
Organization: *OJSC "Rostelecom"*
Post: *member of the Management board*

Period: *2004 – present time*
Organization: *OJSC "National payphone network"*
Post: *member of the Board of directors*

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Savchenko Victor Dmitrievich
Year of birth: *1960*
Education: *higher education*

Posts held during the last 5 years:
Period: *1999 - 2001*
Organization: *Ministry of Justice (Presidium of the Inter-republic Bar)*
Post: *attorney*

Period: *2002 – present time*
Organization: *OJSC "Sviayzinvest"*
Post: *director of the department of legal provision*

Period: *2002 - 2002*
Organization: *OJSC "Khantymansiyskokrtelecom"*
Post: *member of the Board of directors*

Period: ***2002 - present time***
Organization: ***OJSC "Moscow city telephone network"***
Post: ***member of the Board of directors***

Period: ***2003 - 2003***
Organization: ***OJSC "CenterTelecom"***
Post: ***member of the Board of directors***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***OJSC "Central telegraph"***
Post: ***member of the Management board***

Period: ***2004 - present time***
Organization: ***LLC "South Ural cellular telephone"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Fedorov Oleg Romanovich
Year of birth: ***1968***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 - 1999***
Organization: ***CJSC "Moscow company of investments and innovations"***
Post: ***General Director***

Period: ***1999 - 2002***
Organization: ***SRO NAUFOR***
Post: ***member of the Management board***

Period: ***1999 – 2003***
Organization: ***Association for the investors rights protection***
Post: ***head of the group of independent directors with the Association***

Period: ***1999 - 2000***
Organization: ***SRO NAUFOR***
Post: ***head of the Department of the investors rights protection***

Period: *2000 - 2002*
Organization: ***SRO NAUFOR***
Post: ***director of NAUFOR Consulting center***

Period: *2000 - 2001*
Organization: ***SRO NAUFOR***
Post: ***head of the Department for infrastructure and competition at the share market***

Period: ***2002 - 2003***
Organization: ***OJSC "Kalugaenergo"***
Post: ***member of the Board of directors***

Period: ***2002 – 2003***
Organization: ***Association for the investors rights protection***
Post: ***deputy to the executive director***

Period: ***2002 - 2003***
Organization: ***OJSC "Astrakhanenergo"***
Post: ***member of the Board of directors***

Period: ***2002 - 2003***
Organization: ***OJSC "Kurskenergo"***
Post: ***member of the Board of directors***

Period: ***2002 - 2003***
Organization: ***OJSC "Sverdlovenergo"***
Post: ***member of the Board of directors***

Period: ***2002 – 2003***
Organization: ***OJSC "Omskenergo"***
Post: ***member of the Board of directors***

Period: ***2002 – 2004***
Organization: ***OJSC "Nizhnovenergo"***
Post: ***member of the Board of directors***

Period: ***2003 - 2004***
Organization: ***OJSC "Kubanenergo"***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***CJSC "United Financial Group"***
Post: ***executive director of corporate finances department***

Period: ***2003 - present time***

Post: ***member of the Board of directors***

Period: ***2004 - present time***
Organization: ***OJSC "Novosibirskenergo"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Chernogorodskyi Sergey Valerievich
Year of birth: ***1977***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999- 1999***
Organization: ***CJSC "Central Russian Universal Stock Exchange"***
Post: ***assistant to the executive President***

Period: ***1999 - 1999***
Organization: ***OJSC "Sviayzinvest"***
Post: ***leading expert of the sector of liquidity increase program of the Department of securities***

Period: ***1999 - 2000***
Organization: ***OJSC "Sviayzinvest"***
Post: ***chief expert of the sector of liquidity increase program of the Department of securities***

Period: ***2000 - 2002***
Organization: ***OJSC "Sviayzinvest"***
Post: ***head of the sector for investor's relations, development of shares secondary market of the securities Department***

Period: ***2000 - 2001***
Organization: ***OJSC "Elektrosvyaz" of Kaliningrad oblast***
Post: ***member of the Board of directors***

Period: ***2000 - 2001***
Organization: ***OJSC "Martelcom"***
Post: ***member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Martelcom"***
Post: ***Chairman of the Board of directors***

Period: ***2001 – present time***

Organization: ***OJSC "Sviyaz" of Komi Republic***
Post: ***member of the Board of directors***

Period: ***2002 - 2003***
Organization: ***OJSC "Sviayzinvest"***
Post: ***deputy to the director of the Department of securities***

Period: ***2003 - present time***
Organization: ***OJSC "Lensviayz"***
Post: ***member of the Board of directors***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***2003 - present time***
Organization: ***OJSC "Uralsviyazinform"***
Post: ***member of the Board of directors***

Period: ***2003 - present time***
Organization: ***OJSC "Sviayzinvest"***
Post: ***director of the Department of stock capital***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Yurchenko Evgenyi Valerievich
Year of birth: ***1968***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 - 2001***
Organization: ***CJSC Bank "MENATEP Saint-Petersburg"***
Post: ***branch manager***

Period: ***2001 - 2002***
Organization: ***OJSC Bank "MENATEP Saint-Petersburg"***
Post: ***head of the regional center "South-West", vice-president***

Period: ***2002 - 2002***
Organization: ***OJSC Bank "MENATEP Saint-Petersburg"***
Post: ***member of the Management board***

Organization: *OJSC "Sviayzinvest"*
Post: *deputy to the General Director*

Period: *2003 – present time*
Organization: *OJSC "VolgaTelecom"*
Post: *Chairman of the Board of directors*

Period: *2003 – 2004*
Organization: *OJSC "Sibirtelecom"*
Post: *member of the Board of directors*

Period: *2004 - present time*
Organization: *OJSC "Sibirtelecom"*
Post: *chairman of the Board of directors*

Period: *2003 – present time*
Organization: *OJSC "Rostelecom"*
Post: *member of the Board of directors*

Period: *2003 – 2004*
Organization: *OJSC "Giprosviayz"*
Post: *member of the Board of directors*

Period: *2003 – present time*
Organization: *OJSC "Sviayzinvest"*
Post: *member of the Management board*

Period: *2003 – 2004*
Organization: *OJSC "Dalsviyaz"*
Post: *member of the Board of directors*

Period: *2004– present time*
Organization: *OJSC "Dalsviyaz"*
Post: *chairman of the Board of directors*

Period: *2003 - 2003*
Organization: *OJSC "RTK – Leasing"*
Post: *member of the Board of directors*

Period: *2003 - present time*
Organization: *OJSC "RTKomm.RU"*
Post: *member of the Board of directors*

Period: *2003 - 2004*
Organization: *CJSC "RusLeasingSviyaz"*

Period: *2003 – present time*
Organization: *CJSC "RTK – Invest"*
Post: *Chairman of the Board of directors*

Period: *2003 - present time*
Organization: *Non-government pension fund "Telecom - Soyuz"*
Post: *member of the fund's council*

Period: *2003 – present time*
Organization: *OJSC JSCB "Sviyaz – Bank"*
Post: *member of the Board of directors*

Period: *2004 - present time*
Organization: *OJSC "CenterTelecom"*
Post: *member of the Board of directors*

Period: *2004 - present time*
Organization: *OJSC "Central telegraph"*
Post: *member of the Board of directors*

Period: *2004 - present time*
Organization: *CJSC "Registrator -Sviyaz"*
Post: *member of the Board of directors*

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Single and collegial bodies of the issuer's management.

Single executive body, and also members of collegial executive body of the issuer:
The issuer's single executive body: ***Lyulin Vladimir Fedorovich***

Lyulin Vladimir Fedorovich
Year of birth: ***1938***
Education: ***higher education***

Posts held during the last 5 years:
Period: *1999 – present time*
Organization: *OJSC "VolgaTelecom"*
Post: *General Director*

Period: *1999 - 2003*

Organization: *CJSC "Nizhegorodteleservice"*
Post: ***member of the Board of directors***

Period: *1999 – 2003*
Organization: *CJSC "Nizhegorodpromstroibank"*
Post: ***member of the Board of directors***

Period: *1999 – present time*
Organization: *OJSC "VolgaTelecom"*
Post: ***member of the Board of directors***

Period: *1999 - 2001*
Organization: *CJSC "TeleRoss – Nizhny Novgorod"*
Post: ***member of the Board of directors***

Period: *1999 - 2001*
Organization: *All-Russia CJSC "Nizhegorodskaya Yarmarka"*
Post: ***member of the Board of directors***

Period: *1999 – present time*
Organization: *Non-government pension Fund "Doveriye"*
Post: ***Chairman of the Fund's council***

Period: *1999 – 2003*
Organization: *CJSC "Nizhny Novgorod cellular communication"*
Post: ***member of the Board of directors***

Period: *1999 - 2003*
Organization: *CJSC "Transsviyaz"*
Post: ***member of the Board of directors***

Period: *1999 - 2002*
Organization: *CJSC "Ericsson sviyaz"*
Post: ***member of the Board of directors***

Period: *1999 – present time*
Organization: *CJSC "Sotel – Nizhny Novgorod"*
Post: ***member of the Board of directors***

Period: *1999 - 2003*
Organization: *CJSC Commercial bank "ONEXIM - VOLGA"*
Post: ***member of the Bank's council***

Period: *1999 - present time*
Organization: *OJSC "VolgaTelecom"*

Period: *1999 - 2004*
Organization: *CJSC "Nizhegorodskyi radiotelephone"*
Post: *member of the Board of directors*

Period: *2001 - 2002*
Organization: *OJSC "Ulyanovskelektrosviyaz"*
Post: *member of the Board of directors*

Period: *2001 - 2002*
Organization: *OJSC "Saratovelektrosviyaz"*
Post: *member of the Board of directors*

Period: *2001 – 2004*
Organization: *The union of manufacturers and consumers of communication equipment*
Post: *member of the Board of directors*

Period: *2001 – present time*
Organization: *Non-commercial partnership "The center of research of telecommunication development problems"*
Post: *member of the partnership council*

Period: *2001 - 2002*
Organization: *OJSC "Sviyazinform" of Samara oblast*
Post: *member of the Board of directors*

Period: *2002 - 2002*
Organization: *OJSC "Martelcom"*
Post: *member of the Board of directors*

Period: *2002 - 2002*
Organization: *OJSC "Elektrosvyaz" of Orenburg oblast*
Post: *member of the Board of directors*

Period: *2002 – 2004*
Organization: *OJSC "National payphone network"*
Post: *member of the Board of directors*

Period: *2003 - present time*
Organization: *CJSC "Nizhny Novgorod cellular communication"*
Post: *Chairman of the Board of directors*

Period: *2003 – present time*
Organization: *OJSC "Tatincom – T"*
Post: *Chairman of the Board of directors*

Period: *2003 - present time*
Organization: "*Autonomous non-commercial organization "Nizhny Novgorod research centre of market environment and corporate relations"*
Post: *member of the center's council*

Equity stake in the charter capital of the issuer: ***0.14895%***
Stake of the issuer's ordinary shares: ***0,13603%***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Vystorop Vasilyi Petrovich
Year of birth: ***1949***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 - 1999***
Organization: ***military unit 41635 of Moscow military district, Nizhny Novgorod city***
Post: ***army's chief signals officer***

Period: ***1999 - 2000***
Organization: ***OJSC "VolgaTelecom"***
Post: ***chief of mobilization preparation and emergency situations department***

Period: ***2000 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director***

Period: ***2000 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Grigorieva Lyubov Ivanovna
Year of birth: ***1953***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 - 2002***
Organization: ***LLC "First independent registrar"***
Post: ***Chairman of the board of directors***

Period: *1999 - 2001*
Organization: *OJSC "Nizhniy Novgorod regional center "Myza"*
Post: *member of the Board of directors*

Period: *1999 – present time*
Organization: *OJSC "VolgaTelecom"*
Post: *member of the Management board*

Period: *1999 – present time*
Organization: *OJSC "VolgaTelecom"*
Post: *deputy to the General Director*

Period: *1999 - 2003*
Organization: *OJSC "VolgaTelecom"*
Post: *member of the Board of directors*

Period: *2001 - 2002*
Organization: *OJSC "Kirovelektrosviyaz"*
Post: *member of the Board of directors*

Period: *2001 - 2002*
Organization: *OJSC "UdmurtTelecom"*
Post: *member of the Board of directors*

Period: *2001 - 2002*
Organization: *CJSC "RusLeasingSviyaz"*
Post: *member of the Board of directors*

Period: *2001 - 2002*
Organization: *OJSC "Sviyazinform" of Penza oblast*
Post: *member of the Board of directors*

Period: *2002 – 2003*
Organization: *LLC "The First independent registrar"*
Post: *member of the Board of directors*

Period: *2003 - present time*
Organization: *CJSC "Nizhny Novgorod cellular communication"*
Post: *member of the Board of directors*

Period: *2003 - present time*
Organization: *CJSC "Orenburg - GSM"*
Post: *Chairman of the Board of directors*

Period: *2003 - present time*

Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***OJSC "Tatincom – T"***
Post: ***member of the Board of directors***

Period: ***2004 - present time***
Organization: ***CJSC "Public telephone Saratov"***
Post: ***member of the Board of directors***

Period: ***2004 - present time***
Organization: ***CJSC "Digital networks of Udmurtiya - 900"***
Post: ***member of the Board of directors***

Period: ***2004 - present time***
Organization: ***OJSC "IKS "Omrix"***
Post: ***member of the Board of directors***

Period: ***2004 - present time***
Organization: ***CJSC "Ulyanovsk GSM"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***0.00015%***
Stake of the issuer's ordinary shares: ***0,00015%***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Dyakonov Mikhail Vasilievich
Year of birth: ***1954***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 - 1999***
Organization: ***LLC "Sviyazstroykom"***
Post: ***director, technical director***

Period: ***1999 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Period: ***1999 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director***

Period: ***2001 - 2002***

Post: ***member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Sviyazinform" of the Chuvash republic***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/ dependent companies of the issuer: ***none***

Evdokimov Oleg Lvovich
Year of birth: ***1963***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 - 2000***
Organization: ***OJSC "VolgaTelecom"***
Post: ***leading engineer***

Period: ***2000 - 2003***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director (new and information technologies)***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Period: ***2003 – present time***
Organization: ***CJSC "Nizhegorodteleservice"***
Post: ***member of the Board of directors***

Period: ***2004 - present time***
Organization: ***CJSC "IKS "Omrix"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***0.00016%***
Stake of the issuer's ordinary shares: ***0,00007%***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/ dependent companies of the issuer: ***none***

Elkin Sergey Leonidovich
Year of birth: ***1949***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 - 2001***
Organization: ***OJSC "UdmurtTelecom"***
Post: ***member of the Management board***

Period: ***1999 - 2001***
Organization: ***OJSC "UdmurtTelecom"***
Post: ***first deputy to the General Director***

Period: ***2001 - 2002***
Organization: ***OJSC "Sviyazinform" of Samara oblast***
Post: ***Chairman of the Management board***

Period: ***2001 - 2002***
Organization: ***OJSC "Sviyazinform" of Samara oblast***
Post: ***General Director***

Period: ***2002 - 2002***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director – director of "Samaraelektrosviyaz" branch***

Period: ***2002 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director – director of Samara branch***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Equity stake in the charter capital of the issuer: ***0,04756%***
Stake of the issuer's ordinary shares: ***0,04228%***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/ dependent companies of the issuer: ***none***

Kirillov Alexander Ivanovich
Year of birth: ***1956***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 – present time***
Organization: ***CJSC "Pulse - Radio – Yoshkar-Ola"***

Period: *1999 – present time*
Organization: *CJSC "Pulse - Radio"*
Post: *Chairman of the Board of directors*

Period: *1999 - 2002*
Organization: *OJSC "Martelcom" of Maryi El Republic*
Post: *General Director*

Period: *2002 – 2004*
Organization: *OJSC "VolgaTelecom"*
Post: *deputy to the General Director - director of the branch in Maryi El Republic*

Period: *2002 - 2002*
Organization: *OJSC "VolgaTelecom"*
Post: *deputy to the General Director – director of "Martelcom" branch of Maryi El Republic*

Period: *2003 – present time*
Organization: *OJSC "VolgaTelecom"*
Post: *member of the Management board*

Period: *2004 – present time*
Organization: *OJSC "VolgaTelecom"*
Post: *deputy to the General Director – technical director*

Equity stake in the charter capital of the issuer: ***0.06681%***
Stake of the issuer's ordinary shares: ***0,065687%***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/ dependent companies of the issuer: ***none***

Korolkov Oleg Animpadistovich
Year of birth: ***1941***
Education: ***higher education***

Posts held during the last 5 years:
Period: *1999 – present time*
Organization: *CJSC "Saratov system of cellular communication"*
Post: *member of the Board of directors*

Period: *1999 - 2002*
Organization: *OJSC "Saratovelektrosviyaz"*
Post: *General Director*

Period: *1999 - present time*
Organization: *CJSC "Public Telephone Saratov"*
Post: *Chairman of the Board of directors, member of the Board of directors*

Period: ***2002 - 2002***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director – director of "Saratovelektrosviyaz" branch***

Period: ***2002 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director – director of Saratov branch***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Equity stake in the charter capital of the issuer: ***0.10259%***
Stake of the issuer's ordinary shares: ***0,09269%***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/ dependent companies of the issuer: ***none***

Kormilitsyna Lyudmila Alexeevna
Year of birth: ***1955***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 - 1999***
Organization: ***OJSC "Yamalelektrosviyaz"***
Post: ***member of the Board of directors***

Period: ***1999 - 2000***
Organization: ***OJSC "Rostovelektrosviyaz"***
Post: ***member of the Board of directors***

Period: ***1999 - 2000***
Organization: ***OJSC "Rostelecom"***
Post: ***member of the Board of directors***

Period: ***1999 - 1999***
Organization: ***OJSC "Sviayzinvest"***
Post: ***chief expert of communication service***

Period: ***1999 - 2001***
Organization: ***OJSC "Sviayzinvest»***
Post: ***head of sector of communication Department***

Period: ***1999 - 2002***
Organization: ***OJSC "Yamalelektrosviyaz"***

Period: ***2000 - 2002***
Organization: ***OJSC "Sviyazinform" of Penza oblast***
Post: ***Chairwoman of the Board of directors***

Period: ***2001 - present time***
Organization: ***OJSC "Sviayzinvest»***
Post: ***deputy to the director of communication Department***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Period: ***2003 - 2003***
Organization: ***OJSC "UTK"***
Post: ***member of the Management board***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/ dependent companies of the issuer: ***none***

Petrov Mikhail Victorovich
Year of birth: ***1973***
Education: ***higher***

Posts held during the last 5 years:
Period: ***1999 - 1999***
Organization: ***CJSC "Saratov-Mobile"***
Post: ***Technical director***

Period: ***1999 - 2001***
Organization: ***CJSC "Saratov-Mobile"***
Post: ***General Director***

Period: ***2001 – present time***
Organization: ***CJSC "Nizhny Novgorod Cellular Communication"***
Post: ***General Director***

Period: ***2003 – present time***
Organization: ***CJSC "Nizhny Novgorod Cellular Communication"***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***CJSC "Nizhny Novgorod Cellular Communication"***

Period: ***2003 – present time***
Organization: ***CJSC "Orenburg GSM"***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***CJSC "Ulyanovsk GSM"***
Post: ***chairman of the Board directors***

Period: ***2003 – present time***
Organization: ***OJSC "Tatincom - T"***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***CJSC "Saratov Mobile"***
Post: ***member of the Board of directors***

Period: ***2004 – present time***
Organization: ***LLC «Udmurtskie Cellular Networks – 450"***
Post: ***member of the Board of directors***

Period: ***2004 – present time***
Organization: OJSC ***"VolgaTelecom"***
Post: ***member of the Management board***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/ dependent companies of the issuer: ***none***

Popkov Nikolai Ivanovich
Year of birth: ***1973***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 - 2000***
Organization: ***OJSC "Razvitie"***
Post: ***Chief accountant***

Period: ***2000 - 2001***
Organization: ***OJSC "VolgaTelecom"***
Post: ***lead accountant of general accounting department***

Period: ***2001 - 2002***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the chief accountant of general accounting department***

Period *2002 - 2002*
Organization: ***OJSC "VolgaTelecom"***
Post: ***first deputy to the chief accountant***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***Chief accountant of General Directorate***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/ dependent companies of the issuer: ***none***

Shchukina Elvira Konstantinovna
Year of birth: ***1954***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 - 1999***
Organization: ***Administration of the city of Nizhny Novgorod***
Post: ***head of legal department of administration of the city of Nizhny Novgorod***

Period: ***1999 - 1999***
Organization: ***CJSC Company "Nizhegorodskaya real estate"***
Post: ***deputy to the director***

Period: ***1999 - 2001***
Organization: ***State Unitary Enterprise of Nizhny Novgorod oblast «Nizhtekhinventarizatsiya"***
Post: ***head of legal department***

Period: ***2001 - 2002***
Organization: ***State Unitary Enterprise of Nizhny Novgorod oblast «Nizhtekhinventarizatsiya"***
Post: ***head of the sector of legal provision***

Period: ***2002 - 2003***
Organization: ***OJSC "VolgaTelecom"***
Post: ***head of legal sector***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***director of legal department***

Period: *2003 – present time*
Organization: *OJSC "VolgaTelecom"*
Post: *member of the Management board*

Equity stake in the charter capital of the issuer: *none*
Stake of the issuer's ordinary shares: *none*
Stake in affiliated/dependent companies of the issuer: *none*
Stake of ordinary shares in affiliated/ dependent companies of the issuer: *none*

Sipatova Taisiya Mikhailovna
Year of birth: *1954*
Education: *higher education*

Posts held during the last 5 years:
Period: *1999 - 2001*
Organization: *Department of finances of the Administration of Nizhny Novgorod oblast*
Post: *first deputy to the Department director*

Period: *2001 - 2002*
Organization: *Department of finances of the Administration of Nizhny Novgorod oblast*
Post: *acting as director of the Department of finances*

Period: *2002 - 2002*
Organization: *OJSC "VolgaTelecom"*
Post: *head of treasury*

Period: *2002 - 2002*
Organization: *OJSC "VolgaTelecom"*
Post: *deputy to the General Director*

Period: *2003 - present time*
Organization: *OJSC "VolgaTelecom"*
Post: *first deputy to the General Director (economics and finances)*

Period: *2003 - present time*
Organization: *OJSC "VolgaTelecom"*
Post: *member of the Management board*

Period: *2003 – present time*
Organization: *CJSC Joint Stock Commercial Bank "C - Bank"*
Post: *member of the Board of directors*

Period: *2004 - present time*
Organization: *CJSC "Nizhny Novgorod Cellular Communication"*
Post: *member of the Board of directors*

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/ dependent companies of the issuer: ***none***

Sklyarov Ivan Petrovich
Year of birth: ***1948***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 - 2001***
Organization: ***Administration of Nizhny Novgorod oblast***
Post: ***The Governor of Nizhny Novgorod oblast***

Period: ***2001 - 2002***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director for marketing (commercial director)***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Equity stake in the issuer's charter capital: ***0.00103%***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/ dependent companies of the issuer: ***none***

5.3. Data on the size of remuneration, benefits and/or compensation of expenses for each management body of the issuer

THE COMPANY'S GENERAL DIRECTOR

Criteria of determination and the size of remuneration of the Company's General Director are stipulated by the terms and conditions of the Labor contract approved by the Board of directors (Minutes № 2 of April 10, 2003).

THE COMPANY'S BOARD OF DIRECTORS

The amount of income of all members of the Board of directors for 2003: ***22 149 719 rubles***

The remuneration of the members of the Board of directors for 2003 is defined in accordance with the Provision on the Board of directors and amounts to 13 394 545 rubles. The members of the

in the amount of 3 119 547 rubles according to the staff schedule, and also bonuses in the amount of 3 038 828 rubles and other income from the issuer in the amount of 2 596 799 rubles.

Members of the Company's Board of directors, during the period of their duties execution, are paid remuneration and compensations of expenses related to their execution of functions of the Board of directors members.

The remuneration to the members of the Board of directors consists of the quarterly and annual ones.

Quarterly remuneration to each member of the Board of directors is established in the amount of 200 000 rubles.

For the Chairman of the Board of directors the remuneration is fixed with coefficient of 1.5.

Quarterly remuneration of a member of the Board of directors is decreased by:

30% - in case of his (her) presence at less than half of sessions of the Board of directors held in the form of joint attendance;

100% - if he (she) participated in less than half of all held sessions of the Board of directors

For the quarter, in which the re-election of the Board of directors occurred, the remuneration to a member of the Board of directors is paid proportionally to the time worked in this quarter.

Annual remuneration for the entire structure of the Company's Board of directors is established as the sum of deductions according to norms (percent):

- of EBITDA of the Company by IAS accounting statement data for the report year;
- of the Company's net profit by the results of the report year, allocated to the payment of dividends.

Annual remuneration is distributed among all members of the Board of directors in equal shares. Annual remuneration of a member of the Boar d of directors is decreased by 50% in case of his (her) participation in less than half of all Board of directors sessions held during the period of his/her term of office.

Norms (percent) of deductions for the calculation of annual remuneration are defined by the resolution of the shareholders general meeting, electing the specified structure of the Board of directors.

Annual remuneration to a member of the Board of directors is paid not later than 3 months after the termination of the term of office of the specified Board of directors' structure.

The Board of directors members who are the members of the Company's Board of directors committee, are paid an increment to quarterly remuneration, connected with performance by them of their functions of the Board of directors committees members, in the amount of 40 000 rubles (for the participation in each Committee), and the Board of directors' member may not be in more than two Board of directors' committees simultaneously.

For the Chairman of a committee of the Board of directors the specified increment is established with coefficient of 1,25.

The Board of directors' members are entitled to participate in option programs, carried out by the Company.

According to the resolution of the annual general meeting of shareholders of June 22, 2004, (minutes №4), the following norms (percent) of deductions are approved for calculating annual remuneration to the Board of directors' members, elected at the specified annual general meeting of shareholders:

- in the amount of 0,14% of EBITDA by IAS accounting statement data for 2004;
- in the amount of 0,22% of the Company's net profit for 2004 allocated to the payment of dividends.

The amount of income of all members of the Management board for 2003: ***37 212 084 rubles***

The income of Management board members in 2003 is formed by their income as staff members of OJSC "VolgaTelecom", including the salary in the amount of 12 488 180 rubles according to the staff schedule, bonuses in the amount of 10 161 771 rubles, compensation of expenses in the amount of 225 060 rubles and other income from the issuer in the amount of 3 879 693 rubles and also by the remuneration, defined in accordance with the Provision on the Management board, in the amount of 10 497 380 rubles.

The members of the Company's Management board during the period of their duties execution are paid remuneration and compensations of expenses related to their execution of the functions of the members of the Management board.

The size and the procedure of payment of remuneration and also its distribution among the Management board members are defined by the resolution of the Company's Board of directors.

The Management board members are entitled to participate in option programs, carried out by the Company.

The data on income of persons being members of several management bodies of the issuer are provided in the data on collegiate management body – the company's Board of directors.

5.4. Data on the structure and scope of competence of the bodies controlling the issuer's financial-economic activity

For the purpose of control over OJSC "VolgaTelecom" financial and economic activity, the Auditing committee, structural subdivision - Department of internal audit, performing the functions of internal control, are created and also the independent auditor is involved.

Auditing committee – is the Company's independent body of control, elected at the annual shareholders meeting for the period till the next annual general shareholders meeting, and consisting of 5 persons. (*Article 17 of the Charter)*

Powers of separate members or of the Auditing committee can be terminated early by a resolution of the general meeting of shareholders. In case of the early termination of office of Auditing committee members, the authority of the new Auditing committee shall be effective till the next annual general meeting of shareholders.

In a case when the quantity of members of the Auditing committee decreases to less than half of elected members of the Auditing committee, the Board of directors is obliged to convoke an extraordinary general meeting of shareholders for the election of a new Auditing committee. The remaining members of the Auditing committee carry out the functions till election of a new Auditing committee at the extraordinary general meeting of shareholders.

The competence of the Auditing committee comprises the following issues:

- Checking of reliability of the data contained in reports and other financial documents of the Company;
- Revealing the facts of infringement of procedures of book keeping and presenting the financial reporting established by legal acts of the Russian Federation;
- Checking observance of legal norms at calculation and payment of taxes;
- Revealing the facts of infringement of legal acts of the Russian Federation according to which the Company carries out its financial and economic activity;
- Consideration of expediency of financial and economic operations of the Company.

Checking (audit) of financial and economic activity of the Company by the Auditing committee is carried out by the results of the Company's activity for a year.

Checking (audit) of financial and economic activity of the Company is carried out also at any time:

- on the initiative of the Auditing committee of the Company;

- by the resolution adopted by the general meeting of shareholders of the Company;
- by the decision of the Board of directors of the Company;
- at the request the shareholder (shareholders) of the Company, owning in aggregate at least 10 percent of the Company's voting shares on all issues of the competence of the general meeting of shareholders as of the date of presentation of the request.

At the request of the Auditing committee, the persons occupying posts in the Company's management bodies are obliged to present documents on financial and economic activity of the Company.

The procedure of activity of the Auditing committee, and also the size and the procedure of payment of remuneration to the Auditing committee members are defined by the Provision on the Auditing committee of the Company, approved by the general meeting of shareholders.

In order to secure permanent internal control over all economic operations in the Company, there is a special structural subdivision, created in the Company, which is not dependent on the executive bodies of the Company - Department of internal audit, the activity of which is directly controlled by the Board of directors of the Company.

The functions of the specified structural subdivision, the procedure of its activity, the procedure of appointment of the employees, requirements to them are defined by an internal document approved by the Board of directors of the Company.

For checking and confirming the correctness of the annual financial reporting, OJSC "VOLGATELECOM" annually employs a professional auditor. For 2004 the general meeting of shareholders approved CJSC "ERNST AND YOUNG VNESHAUDIT" as the Company's auditor. The terms and conditions of the contract concluded with the auditor, including the size of payment for its services, are approved by the Board of directors of the Company.

Audit of the Company's activity is carried out at any time upon the request of shareholders whose aggregate share in the charter capital is at least 10 percent. Shareholders - initiators of audit submit a written request to the Board of directors which should contain the cause of request, the name (names) of shareholders, quantity and category (type) of shares belonging to them, the signature of the shareholder or of his/her authorized representative. If the request is signed by the authorized representative, the power of attorney should be attached to it.

5.5. Information about the persons making up the structure of bodies controlling the issuer's financial-economic activity

Auditing committee consists of 5 persons:

Belyaev Konstantin Vladimirovich
Year of birth: ***1968***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 - 2001***
Organization: ***OJSC "Artelecom"***
Post: ***chief accountant***

Period: ***2001 – present time***
Organization: ***OJSC "Sviayzinvest"***
Post: ***chief accountant***

Period: ***2002 - 2002***

Organization: ***OJSC "Yartelecom"***
Post: ***member of the Board of directors***

Period: ***2002 - 2002***
Organization: ***OJSC "Artelecom"***
Post: ***member of the Board of directors***

Period: ***2003 – 2003***
Organization: ***OJSC Joint Stock Commercial Bank "Sviyaz-Bank"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Alekhin Sergey Imanovich
Year of birth: ***1977***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 - 1999***
Organization: ***LLC "KRAFT"***
Post: ***chief accountant***

Period: ***1999 - 2000***
Organization: ***Joint-stock company of closed type Science-Production Enterprise "Energoresource"***
Post: ***chief accountant***

Period: ***2000 - 2000***
Organization: ***LLC "Avista"***
Post: ***chief accountant***

Period: ***2000 - 2000***
Organization: ***CJSC "Editorial office of magazine "Chief accountant"***
Post: ***editor-expert***

Period: ***2000 –2003***
Organization: ***OJSC "Sviayzinvest"***
Post: ***chief expert of internal audit section of the Department of internal audit and economic analysis***

Period: ***2003 – present time***
Organization: ***OJSC "Sviayzinvest"***
Post: ***chief expert of the section of internal audit of dependent companies of OJSC***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Degtyareva Elena Petrovna
Year of birth: ***1964***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 - 2000***
Organization: ***OJSC "Giprosviayz"***
Post: ***expert of II category***

Period: ***2000 – present time***
Organization: ***OJSC "Sviayzinvest"***
Post: ***leading expert of communication department***

Period: ***2003 –2004***
Organization: ***OJSC "Stavtelecom after V.I. Kuzminov"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Tikhonov Sergey Vladimirovich
Year of birth: ***1973***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 - 1999***
Organization: ***State tax service of Yaroslavl city***
Post: ***tax inspector of 1st rank***

Period: ***1999 - 2000***
Organization: ***OJSC "Yaroslavsl's tyre works"***
Post: ***accountant of 2nd category***

Period: ***2000 - 2000***
Organization: ***OJSC "Yaroslavrezinotekhnika"***
Post: ***deputy to the head of financial service***

Period: ***2000 - 2000***
Organization: ***department of finances of the City executive board of Yaroslavl city***
Post: ***chief expert***

Period: ***2000 - 2001***
Organization: ***LLC "Most-Agro"***
Post: ***chief accountant***

Period: ***2001 - 2003***
Organization***: CJSC "Unicon", Moscow city***
Post: ***chief expert of the department of audit services***

Period: ***2003 - present time***
Organization: ***OJSC "Sviayzinvest"***
Post: ***chief expert of the Department of internal audit***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Frolov Kirill Victorovich
Year of birth: *1977*
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 - 2000***
Organization: ***LLC "Dubrovki"***
Post: ***chief accountant***

Period: ***2000 - 2001***
Organization: ***LLC Joint-stock fund "A-HOLD"***
Post: ***auditor***

Period: ***2001 - 2003***
Organization: ***OJSC "Sviayzinvest"***
Post***: chief expert of internal audit section of the Department of internal audit and economic analysis***

Period: ***2003 – present time***
Organization: ***OJSC "Sviayzinvest"***
Post: ***deputy to the director of the Department – the head of the section of the Department of internal audit***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***

Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

As of 01.10.2004 the Department of internal audit with the General directorate of OJSC "VolgaTelecom" consists of 6 persons:

Feklin Alexander Vasilievich
Year of birth: ***1947***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 - 2003***
Organization: ***OJSC "VolgaTelecom"***
Post: ***head of audit section***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the director of the Department of internal audit***

Equity stake in the charter capital of the issuer: ***0,000009%***
Stake of the issuer's ordinary shares: ***0,000009%***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Tsyrkov Vladimir Alexandrovich
Year of birth: ***1952***
Education: ***higher education***

Post held during the last 5 years:
Period: ***1999 - 2002***
Organization: ***solo trader***
Post:

Period: ***2002 – 2003***
Organization: ***LLC "F1-Group"***
Post: ***auditor***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***main specialist of the Department of internal audit***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Ablyasov Vladimir Pavlovich
Year of birth: ***1967***
Education: ***higher education***

Post held during the last 5 years:
Period: ***1999 - 2002***
Organization: ***Inspection of Taxation Ministry for Avtozavodskyi district of Nizhny Novgorod city***
Post: ***tax inspector of 2-nd rank***

Period: ***03.2002 – 07.2002***
Organization: ***OJSC "VolgaTelecom"***
Post: ***inspector-auditor of audit section***

Period: ***07.2002 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***main specialist of the Department of internal audit***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Ivashova Lyudmila Alexandrovna
Year of birth: ***1959***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 - 2000***
Organization: ***LLC "Inko-Lanns"***
Post: ***deputy to the director***

Period: ***2000 – 03.2004***
Organization: ***OJSC "Gorky Railroad"***
Post: ***chief accountant of general service department***

Period: ***03.2004 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***main specialist of the Department of internal audit***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Ilyina Nataliya Vladimirovna
Year of birth: ***1969***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 - 2003***
Organization: ***OJSC "VolgaTelecom"***
Post: ***top specialist in taxes***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***top specialist of the Department of internal audit***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Bryskina Olga Vyacheslavovna
Year of birth: ***1969***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 - 2000***
Organization: ***LLC "Tekhnos-M"***
Post: ***accountant***

Period: ***2000 – 2002***
Organization: ***LLC "Konfid-Audit"***
Post: ***guidance counselor***

Period: ***2002 – 2003***
Organization: ***LLC "Nizhegorodgazaudit"***
Post: ***office manager – assistant to an auditor***

Period: ***2003 – 2004***
Organization: ***LLC "Audit Company "Umita"***
Post: ***chief accountant***

Period: ***06.2004 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***specialist of 1-st category of the Department of internal audit***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***

Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

5.6. Data on the size of remuneration, benefits and/or compensation of expenses for the body controlling the issuer's financial-economic activity

The amount of income of all members of the auditing committee for 2003: ***2 331 054 rubles***

The payments to the members of the Auditing committee in 2003 consist of remuneration, defined in accordance with the Provision on the Auditing committee in the amount of 1 888 310 rubles and of the income of issuer's staff member – Feklin A.V.

For the Auditing committee's work (including for holding sessions of the Auditing committee and for the time of carrying out audits) the Company provides buildings equipped with office appliances (telephones, faxes, computers, printers and other office appliances at the reasonable request of the Auditing committee's chairman). The buildings provided should be located so that they made no hindrances in the Auditing committee's work.

The Company at its own expense provides the Auditing committee with stationery and other expendable materials in the amount necessary for the Auditing committee's activity.

The members of the Auditing committee are compensated all confirmed expenses related to their execution of their duties of the members of the Auditing committee.

The members of the Auditing committee in the period of their execution of their duties are paid quarterly remuneration in the amount of 150 000 rubles to each of them.

The quarterly remuneration for the Auditing committee chairman is established with coefficient 1,3.

The remuneration of the Auditing committee member for the quarter, in which the re-election of the Auditing committee occurred, is paid proportionally to the time worked in the quarter.

The amount of income of the employees of the Department of internal audit for 2003: ***518 288 rubles.***

The income of the employees of the Department of internal audit consists of their income as staff employees of OJSC "VolgaTelecom", including salary in the amount of 356 984 rubles in accordance with staffing table, bonuses in the amount of 146 282 rubles and other income from the issue in the amount of 15 022 rubles. Feklin A.V. - the employee of the Department of internal audit is also a member of the issuer's Auditing committee and his income is reflected in the payments to the members of the Auditing committee.

5.7. Data on the numbers and generalized data on education and composition of the issuer's employees (workers), and also the data on the change of the numbers of the issuer's employees (workers)

The numbers of the issuer's employees, and also the amount of deductions for salary and social welfare as of 01.10.2004:

Index description	Report period Quarter III of 2004
Staff on the payroll, persons	47 455,00
The amount of monetary funds forwarded for labor remuneration, rubles	1 195 450,5

The amount of monetary funds forwarded to social welfare, rubles	28 118,0
Total amount of expended monetary funds, rubles	1 223 568,5

Data on the issuer's employees subject to their age and education as of 01.10.2004:

Index description	Report period Quarter III of 2004	
	Number	%
The employees (workers) whose age is under 25 , %	3 237	6,5
The employees (workers) whose age is between 25 and 35, %	11 252	22,8
The employees (workers) whose age is between 35 and 55 , %	31 387	63,5
The employees (workers) who are over 55, %	3 553	7.2
Total: 100%	49 429	100,0
including:		
Having secondary and/or full general education , %;	15 924	32,2
Having basic and /or secondary vocational education , %;	22 207	44,9
Having higher vocational education, %	11 264	22,8
Having postgraduate vocational study, %	34	0,1

The issuer has a trade union body established by its employees.

5.8. Data on any liabilities of the issuer to the employees (workers) related to their opportunities to participate in the issuer's Charter capital (share fund)

The issuer has no liabilities to the employees (workers) related to their opportunity to participate in the issuer's charter capital.

VI. Data on the issuer's participants (stockholders) and on related party transactions made by the issuer

6.1. Data on the total number of the issuer's stockholders (participants)

Total number of the issuer's shareholders (participants) as of the date of the end of the report quarter: ***30 913.***

Out of them *33* are nominee shareholders.

6.2. Data on the issuer's participants (stockholders) possessing at least 5% of the issuer's Charter capital (share fund) or at least 5% of the issuer's common stock, and also the data on participants (stockholders) of such entities, possessing at least 20% of the Charter capital (share fund) or at least 20% of their common stock

1. Full and abbreviated names:
Open Joint Stock Company "Investment company of communication"
OJSC "Sviayzinvest"

Location: ***119121, Moscow, Pluyshchikha str., 55, bld. 2***
Taxpayer Identification Number: ***7710158355***
The size of the issuer's participant (shareholder) stake in the issuer's charter capital: ***38,0035%***
The size of the stake of the issuer's common stock: ***50,6704%***

Shareholders (participants) possessing at least 20% of the charter capital or at least 20% of ordinary shares of the issuer's shareholder (participant):

1.1. Full and abbreviated names:
Ministry of property relations of Russian Federation
Location: ***Russian Federation, 103865, Moscow, Nikolskyi pereulok, 9***
Size of share in the charter capital of the issuer's shareholder (participant):***50%+1 share***
The size of the stake of ordinary shares with the shareholder (participant) of the issuer:
50%+1 share
The size of the stake in the issuer's charter capital: ***none***
The size of the stake of the issuer's ordinary shares: ***none***

1.2. Full and abbreviated names:
Mustcom Limited
Location: ***3 Themistoklis Dervis Street CY – 1066 Nicosia, Cyprus***
Size of share in the charter capital of the issuer's shareholder (participant): ***25%+1 share***
The size of the stake of ordinary shares with the shareholder (participant) of the issuer:
25%+1 share
The size of the stake in the issuer's charter capital: ***none***
The size of the stake of the issuer's ordinary shares: ***none***

1.3. Full and abbreviated names:
Russian Fund of Federal property
Location: ***119049, Moscow, Leninskyi avenue, 9***

Size of share in the charter capital of the issuer's shareholder (participant):*25%-2 shares*
The size of the stake of ordinary shares with the shareholder (participant) of the issuer:
25%-2 shares
The size of the stake in the issuer's charter capital: ***none***
The size of the stake of the issuer's ordinary shares: ***none***

2. Full and abbreviated names:
(nominee shareholder)
"ING BANK (Eurasia) CJSC" (CLOSED JOINT STOCK COMPANY)
Location: ***123022, Moscow, Krasnaya Presnya str., bld. 31***
The size of the stake of the issuer's participant (shareholder) in the issuer's charter capital: ***17,644%***
The size of the stake of the issuer's ordinary shares: ***20,436%***

3. Full and abbreviated names:
(nominee shareholder)
Closed Joint Stock Company "Depositary – Clearing Company"
Location: ***115162, Moscow, Shabolovka str.,31, structure Б***
The size of the stake of the issuer's participant (shareholder) in the issuer's charter capital: ***8.876%***
The size of the stake of the issuer's ordinary shares: ***4,803%***

6.3. Data on participation of the state or municipal organization in the issuer's Charter capital (share fund), availability of special right ("golden share")

The size of the stake of the issuer's charter capital being in state (**federal**) property:
0,6004232 %
Full brand name:
Specialized government agency with the Russian Federation government "Russian Fund of Federal property"
Location: ***119049, Moscow, Leninskyi avenue, 9***
The size of the stake of the issuer's charter capital being in state ***(RF subjects)*** property:
0,0000015 %
Full brand name:
State unitary enterprise of Nizhny Novgorod oblast
Regional agency of promotion to investments
Location: ***603086, Nizhny Novgorod city, Sovnarkomovskaya str., 13***

The availability of the special right for participation of Russian Federation, of Russian Federation subjects, of municipal organizations in managing the issuer – joint stock company (of "golden share"):

Is not stipulated.

6.4. Data on limitations for participation in the issuer's Charter capital (share fund)

In the issuer's Charter there are no limitations of the number of shares belonging to one shareholder and/or of their total face value, and/or of maximum number of votes provided to one shareholder.

There are no limitations of the stake of participation of foreign persons in the issuer's charter capital.

6.5. Data on changes in the structure and scope of participation of the issuer's stockholders (participants) possessing at least 5% of the issuer's Charter capital (share fund) or at least 5% of the issuer's common stock

On June 22, 1999 annual general meeting of shareholders of OJSC "Sviyazinform" of Nizhny Novgorod oblast (OJSC "Nizhegorodsviyazinform") took place. The date of making up the list of persons having the right to participate in annual general meeting of shareholders – April 26, 1999.

The list of shareholders who possessed at least 5% of the charter capital, and also at least 5% of the Company's ordinary shares.

№№	Full and abbreviated name	Stake in the Company's charter capital, %	Stake of the Company's ordinary shares, %
1.	Open Joint Stock Company "Investment company of communication" OJSC "Sviayzinvest"	38 %	50,6%
2.	Closed Joint Stock Company "Bank Credit Swiss First Boston AO"	23,7%	22,9%

On June 28, 2000 annual general meeting of shareholders of OJSC "Sviyazinform" of Nizhny Novgorod oblast (OJSC "Nizhegorodsviyazinform") took place. The date of making up the list of persons having the right to participate in annual general meeting of shareholders – May 1, 2000.

The list of shareholders who possessed at least 5% of the charter capital, and also at least 5% of the Company's ordinary shares.

№№	Full and abbreviated brand name	Stake in the Company's charter capital, %	Stake of the Company's ordinary shares, %
1.	Open Joint Stock Company "Investment company of communication" OJSC "Sviayzinvest"	38 %	50,6%
2.	Closed Joint Stock Company "Bank Credit Swiss First Boston AO" –	18,3%	20,9%
	nominee shareholder : RED HAND INVESTMENTS LIMITED	8,4%	11,2%
3.	Closed Joint Stock Company "Brunswick	5,5%	1,3%
	Warburg Nominees" - nominee shareholder: Fenway Services Limited	5,2%	0,9%
4.	ING BANK (EURASIA) CJSC – ING	9,0%	12,0%
	DEPOSITORY – nominee shareholder: The Bank of New York International Nominees	9,0%	12,0%

On June 25, 2001 annual general meeting of shareholders of OJSC "Sviyazinform" of Nizhny Novgorod oblast (OJSC "Nizhegorodsviyazinform") took place. The date of making up the list of persons having the right to participate in annual general meeting of shareholders – April 28, 2001.

The list of shareholders who possessed at least 5% of the charter capital, and also at least 5% of the Company's ordinary shares.

№№	Full and abbreviated brand name	Stake in the Company's charter capital, %	Stake of the Company's ordinary shares, %
1.	Open Joint Stock Company "Investment company of communication" OJSC "Sviayzinvest"	38 %	50,6%
2.	Closed Joint Stock Company "Bank Credit Swiss First Boston AO" –	18,5%	21,2%
	nominee shareholder : RED HAND INVESTMENTS LIMITED	8,4%	11,2%
3.	Closed Joint Stock Company "Depositary-Clearing Company" CJSC "DCC" – nominee shareholder	5,0%	1,6%
4.	ING BANK (EURASIA) CJSC – ING DEPOSITORY –	9,0%	12,0%
	nominee shareholder: The Bank of New York International Nominees	9,0%	12,0%

On November 9, 2001 extraordinary general meeting of shareholders of OJSC "Sviyazinform" of Nizhny Novgorod oblast (OJSC "Nizhegorodsviyazinform") took place. The date of making up the list of persons having the right to participate in annual general meeting of shareholders – September 10, 2001.

The list of shareholders who possessed at least 5% of the charter capital, and also at least 5% of the Company's ordinary shares.

№№	Full and abbreviated brand name	Stake in the Company's charter capital, %	Stake of the Company's ordinary shares, %
1.	Open Joint Stock Company "Investment company of communication" OJSC "Sviayzinvest"	38 %	50,6%
2.	Closed Joint Stock Company "Bank Credit Swiss First Boston AO" –	18,3%	21,0%
	nominee shareholder : RED HAND INVESTMENTS LIMITED	8,4%	11,2%
3.	ING BANK (EURASIA) CJSC – ING DEPOSITORY –	9,0%	12,0%
	nominee shareholder: The Bank of New York International Nominees	9,0%	12,0%

On June 28, 2002 annual general meeting of shareholders of OJSC "Sviyazinform" of Nizhny Novgorod oblast (OJSC "Nizhegorodsviyazinform") took place. The date of making up the list of persons having the right to participate in annual general meeting of shareholders – May 9, 2002.

The list of shareholders who possessed at least 5% of the charter capital, and also at least 5% of the Company's ordinary shares.

№№	Full and abbreviated brand name	Stake in the Company's charter capital, %	Stake of the Company's ordinary shares, %
1.	Open Joint Stock Company "Investment company of communication" OJSC "Sviayzinvest"	38 %	50,6%
2.	"JP MORGAN CHASE BANK"	8,9%	11,1%
3.	RED HAND INVESTMENTS LIMITED	8,4%	11,2%

On February 12, 2003 extraordinary general meeting of shareholders of OJSC "VolgaTelecom" took place. The date of making up the list of persons having the right to participate in annual general meeting of shareholders – December 26, 2003.

The list of shareholders who possessed at least 5% of the charter capital, and also at least 5% of the Company's ordinary shares.

№№	Full and abbreviated brand name	Stake in the Company's charter capital, %	Stake of the Company's ordinary shares, %
1.	Open Joint Stock Company "Investment company of communication" OJSC "Sviayzinvest"	38 %	50,6%
2.	Closed Joint Stock Company "Depositary-Clearing Company" CJSC "DCC"	5,2%	7,0%
3.	ING BANK (EURASIA) CJSC (Closed joint-stock company)	11,9%	15,9%

On March 26, 2003 joint (extraordinary) general meeting of shareholders of OJSC "VolgaTelecom" took place. The date of making up the list of persons having the right to participate in annual general meeting of shareholders – January 24, 2003.

The list of shareholders who possessed at least 5% of the charter capital, and also at least 5% of the Company's ordinary shares.

№№	Full and abbreviated brand name	Stake in the Company's charter capital, %	Stake of the Company's ordinary shares, %
1.	Open Joint Stock Company "Investment company of communication" OJSC "Sviayzinvest"	38 %	50,6%
2.	Closed Joint Stock Company "Depositary-Clearing Company" CJSC "DCC"	9,9%	7,2%
3.	ING BANK (EURASIA) CJSC (Closed joint-stock company)	14,7%	15,6%

On June 27, 2003 annual general meeting of shareholders of OJSC "VolgaTelecom" took place. The date of making up the list of persons having the right to participate in annual general meeting of shareholders – May 8, 2003.

The list of shareholders who possessed at least 5% of the charter capital, and also at least 5% of the Company's ordinary shares.

№№	Full and abbreviated brand name	Stake in the Company's charter capital of registered ordinary shares, %	Stake of the Company's ordinary shares, %
1.	Open Joint Stock Company "Investment company of communication" OJSC "Sviayzinvest"	38 %	50,6%
2.	Closed Joint Stock Company "Depositary-Clearing Company" CJSC "DCC"	4,9%	6,6%
3.	ING BANK (EURASIA) CJSC (Closed joint-stock company)	14,0%	18,7%

On June 22, 2004 annual general meeting of shareholders of OJSC "VolgaTelecom" took place. The date of making up the list of persons having the right to participate in annual general meeting of shareholders – May 3, 2004.

The list of shareholders who possessed at least 5% of the charter capital, and also at least 5% of the Company's ordinary shares.

№№	Full and abbreviated brand name	Stake in the Company's charter capital of registered ordinary shares, %	Stake of the Company's ordinary shares, %
1.	Open Joint Stock Company "Investment company of communication" (OJSC "Sviayzinvest")	38 %	50,6 %
2.	Closed Joint Stock Company "Depositary-Clearing Company"	8,9 %	5,4 %
3.	"ING BANK (EURASIA) CJSC" (Closed joint-stock company)	17,3 %	19,8 %

.6. Data on related party transactions made by the issuer

During the report quarter the issuer made the following related party transactions:

№	Contracting party	Contracting party's business legal structure	Contract №	Signature date	Effective date	Provided services	Contract amount	Notes
1	Digital Networks of Udmurtiya-900	CJSC	8/44 348/a 50	01.01.2001 01.11.2002 23.08.2000	01.01.2001 01.11.2002 01.09.2000	Cancellation of lease contracts	11 508,00 63 250,20 536,00	The contract becomes valid since the signature date
2	Digital Networks of Udmurtiya-900	CJSC	Power of attorney № 915	22.07.2004	22.07.2004	Lease contract	100 045,49 148 260,29	
3	Digital Networks of Udmurtiya-900	CJSC	Power of attorney № 869	15.07.2004	22.07.2004	Inclusion of communication networks		The contract becomes valid since the signature date
4	Digital Networks of Udmurtiya-900	CJSC	882-04	15.07.2004	15.07.2004	Transfer of OJSC "VolgaTelecom" shares into the property of OJSC "Mobile TeleSystems", and payment by OJSC "VolgaTelecom" of the total purchase price for the shares	6 400	The contract becomes valid since the signature date
5	Center of investigation of telecommunications development problems	Non-commercial partnership	Additional agreement № 1 to Agency contract ТД-8-04	30.08.2004	30.08.2004	Activities aimed at creation and implementation of Master-system based on Oracle E-Business Suite	US$ 16 811	The contract becomes valid since the signature date

Rostelecom	OJSC	05-21/0175	31.08.2004	01.10.2004	Mutual rendering of communication services		The contract becomes valid since the signature date

1. Resolutions on the issues: "On the approval of related party transaction, and namely on the cancellation of lease contracts № 8/44 of .01.2001, № 348/a of 01.11.2002 and № 50 of 23.08.2000", "On the approval of related party transaction, and namely the lease contract between SC "VolgaTelecom" and CJSC "Digital Networks of Udmurtiya-900", "On the approval of related party transaction, and namely the contract ween OJSC "VolgaTelecom" and CJSC "Digital Networks of Udmurtiya-900" on the inclusion of communications networks" were passed by the mpany's Board of directors on July 8, 2004 (minutes №2).

The ground to qualify these contracts to be related party transactions is the following:

- OJSC "VolgaTelecom" possesses over 20% of the shares of the legal entity - CJSC "Digital Networks of Udmurtiya-900", the latter being a rty to the contract.

2. Resolution on the approval of the related party transaction, and namely the lease contract between OJSC "VolgaTelecom" and OJSC ostelecom" for mutual rendering of communication services was passed by the Company's Board of directors on August 19, 2004 (minutes №5).

The grounds to qualify these contracts to be related party transactions are the following:

- Affiliated entity OJSC "Sviayzinvest" possessing over 20% of OJSC "VolgaTelecom" voting shares possesses over 20% of shares of the legal tity – OJSC "Rostelecom", the latter being a party to the contract;
- Yurchenko E.V. – the Chairman of the Board of directors of OJSC "VolgaTelecom" is simultaneously a member of the board of directors of SC "Rostelecom";
- Romskyi G.A. – a member of the Board of directors of OJSC "VolgaTelecom" is simultaneously a member of the Management board of OJSC ostelecom".

3. Resolution on the approval of related party transaction, and namely the signature of Additional agreement №1 to the Agency contract №ТД-8- of March 31, 2004 between OJSC "VolgaTelecom" and Non-commercial partnership "Center of investigation of telecommunications development blems" was passed by the Company's Board of directors on August 25, 2004 (minutes №6).

The ground to qualify this agreement being concluded with Non-commercial partnership "Center of investigation of telecommunications velopment problems" to be a related party transaction is the following:

- Lyulin V.F. – OJSC "VolgaTelecom" General Director is simultaneously a member of the partnership's Council of Non-commercial rtnership "Center of investigation of telecommunications development problems".

6.7. Data on the size of the accounts receivable

The data on the accounts receivable are presented as of 01.10.2004:

Accounts receivable as of 01.10.2004

Thousand rubles

Kind of accounts receivable	Payment occurrence date						
	As of 01.10.2004	Under 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 1 year	Over 1 year
Accounts receivable, total, including:	2 205 057	1 120 634	339 258	245 208	187 410	156 753	155 794
overdue	252 168	252 168	-	-	-	-	-
Buyers and customers	1 561 752	624 701	228 729	208 365	187 410	156 753	155 794
Bills receivable	-	-	-	-	-	-	-
The debt of affiliated and dependent companies	-	-	-	-	-	-	-
The debt of participants (founders) related to the contributions to the charter capital	-	-	-	-	-	-	-
Advance payments made	274 874	274 874	-	-	-	-	-
Other debtors	368 431	221 059	110 529	36 843	-	-	-

VII. The issuer's accounting statement and other financial information

7.1. The issuer's annual accounting statement

1. Forms 1, 2, 3, 4, 5 for 2003, the Explanatory memo to the accounting statement in accordance with Russian Federation legislation requirements.

2. The balance-sheet, profit and loss report, cash flow report, own funds movement report and Annex according to International Accounting Standards.

The annual accounting statement for the last accomplished fiscal year, drawn up in accordance with Russian Federation legislation requirements, is included in the issuer's quarterly report for the first quarter.

The annual accounting statement drawn up in accordance with International Accounting Standards is included in the issuer's quarterly report for the third quarter after obtaining audit report. (See appendix on page 336)

7.2. The issuer's quarterly accounting statement for the last accomplished report quarter

Quarterly accounting statement for the 9 months of 2004 as of the report date:

See appendix (page 404)

7.3. The issuer's summary accounting statement for the last three accomplished fiscal years or for each accomplished fiscal year

The issuer does not form summary (consolidated) accounting statement with other legal entities.

7.4. Data on total amount of export, and also on the share of export in the total volume of sales

The issuer does not provide services outside Russian Federation boarders.

7.5. Data on essential changes occurred in the structure of the issuer's property following the end date of the last accomplished fiscal year

There were no essential facts related to the issuer's financial and economic activity occurred for the period after the end date of the last accomplished fiscal year till the end date of the report quarter. And namely, there were no essential changes in the structure of the real estate, there were no purchases and the retirement on any grounds of other property the cost of which is over 5 % of the balance-sheet assets.

7.6. Data on the issuer's participation in legal processes in case, when such participation may essentially affect the issuer's financial-economic activity

The issuer did not participate in legal processes which could essentially affect its financial-economic activity.

VIII. Additional data on the issuer and issuing securities placed by the issuer

8.1. Additional data on the issuer

8.1.1. Data on the size, structure of the issuer's Charter capital (share fund)

The size of the issuer's charter capital as of the date of ending of the report quarter (rubles):
1 639 764 970
Breakdown of the charter capital by the shares category:
Ordinary shares (pieces): ***245 969 590***
Total face value (rubles): ***1 229 847 950***
The size of the stake in the charter capital: ***75.001477 %***
Preferred shares (pieces): ***81 983 404***
Total face value (rubles): ***409 917 020***
The size of the stake in the charter capital: ***24.998523 %***

A part of the issuer's shares is circulating outside Russian Federation by way of circulation in accordance with foreign law of securities of foreign issuers certifying the rights in relation to the issuer's shares.

Category (type) of shares circulating outside Russian Federation:

Registered paperless ordinary shares

The stake of shares circulating outside Russian Federation of the total number of shares of the appropriate category (type): ***13,3591 %***

The name, location of foreign issuer the securities of which certify the rights in relation to the issuer's shares of the appropriate category (type):

"JP Morgan Chase Bank"

USA, NY, New York

Brief description of the program (program type) of the issue of securities of the foreign issuer, certifying the rights in relation to the shares of the appropriate category (type):

In October 1997 the Program of American Depositary Receipts of Level I ***(Level I ADR Program)*** *for the issuer's ordinary shares was registered. One ADR corresponds to 2 shares. The ADRs are circulated at the USA OTC market, and also at Berlin and Frankfurt stock exchanges.*

The data on obtaining the permission of Federal commission to allow the issuer's shares of the appropriate category (type) for circulation outside Russian Federation:

In accordance with item 2 of Regulation of Russia's FCSM № 3 of March 13, 2001 the requirement of obtaining Russia's FCSM permission to allow the circulation of issuing securities of Russian issuers outside Russian Federation in the form of ADRs is not established for securities circulating in the specified form on the effective date of the Regulation, correspondingly the issuer did not apply earlier for the related permission of Russia's FCSM. Currently, the issuer's legal advisor is engaged in the issue of obtaining such permission.

The name of a foreign trade organizer (trade organizers) via which the securities of the foreign issuer are circulating, which certify the rights in relation to the issuer's shares:

At this stage there is no foreign trade organizer.

Other data on the circulation of the issuer's shares outside Russian Federation are provided by the issuer's sole discretion:

Since April 2002 the Depository Bank is JPMorgan Chase Bank.

8.1.2. Data on the changes in the size of the issuer's Charter (reserve) capital (share fund).

The size and the structure of the issuer's charter capital as of **01.01.1999:**
The size of the issuer's charter capital (rubles): ***583 387 500***

Breakdown of the charter capital by the shares category:
Ordinary shares (pieces): **87 508 200**
Total face value (rubles): ***437 541 000***
The size of the stake in the charter capital: ***75.000064 %***
Preferred shares (pieces): **29 169 300**
Total face value (rubles): ***145 846 500***
The size of the stake in the charter capital: ***24.999936 %***

The name of the issuer's management body that passed the resolution on the change of the size of the issuer's charter capital:

Shareholders general meeting

The date of making up and the number of the minutes of the meeting (session) of the issuer's management body at which the resolution was passed on the change of the size of the issuer's charter capital:

March 27, 2003, minutes № 2

The size of the issuer's charter capital after the change:

1 639 764 970 rubles

8.1.3. Data on forming and usage of reserve fund and also of other funds of the issuer

(Thousand rubles)

Name of fund	Amount of transfers to the fund for the fiscal year	The amount of funds used for the fiscal year	The size of fund as of the end of the report year	In % of the charter capital
Reserve fund formed in accordance with the legislation , including for the last 5 accomplished fiscal years:				
1999				
2000				
2001	1 125	-	34 535	5,9 %
2002	9 147	-	43 682	7,5 %
2003	15 113	-	58 798	10 %
	14 034	-	72 832	4,4 %
	9 156	-	81 988	5 %
Social sphere fund, including for the last five accomplished fiscal years:				
1999				
2000	-	-	34 669	6 %
2001	-	-	34 669	6 %

2002	-	34 356	313	-
2003	-	313	-	-
	-	-	-	-

8.1.4. Data on the procedure of convening and holding a meeting (session) of the issuer's supreme management body

1. The general meeting of shareholders is the supreme management body of the Company.

2. Notification on holding general meeting of shareholders should be made at least 20 days, and the notification on holding shareholders general meeting with the agenda containing the Company's reorganization issue – at least 30 days prior to the date of its holding.

In case, if the proposed agenda for extraordinary general meeting of shareholders contains the issue of electing the Company's Board of directors, the notification on the extraordinary general meeting of shareholders holding should be made at least 50 days prior to its holding.

In the specified periods the notification on holding general meeting of shareholders should be forwarded to each person indicated in the list of persons having the right to participate in shareholders general meeting, by registered mail or delivered to each of the specified persons with receipt acknowledgement, or should be published in "Rossiiskaya gazeta" newspaper.

3. Shareholders general meetings, held in addition to the annual one, are extraordinary ones.

Extraordinary general meeting of shareholders is held by the decision of the Board of directors basing on its own initiative, request of the Company's Auditing committee, the Company's auditor, and also the shareholders (shareholder) who are the owners of at least 10% of the Company's voting shares on the date of the demand submission. The convocation of extraordinary general meeting of shareholders at the request of the Company's Auditing committee, by the Company's auditor or by shareholders (shareholder) who are the owners of at least 10% of the Company's voting shares is carried out by the Company's Board of directors.

Motions about including the issues into the agenda of the annual general meeting of shareholders and about nominations to the Company's bodies, elected by the shareholders general meeting may be introduced, and the requests about holding an extraordinary general meeting may presented by:

- mail to the address (location) of the Company's single executive body, contained in the single state register of legal entities;
- delivering with receipt acknowledgement to the person carrying out the functions of the Company's single executive body, to the Chairman of the Company's Board of directors, to the Company's Corporate secretary, or to other person authorized to receive written correspondence addressed to the Company;
- delivering via facsimile communication.

4. Annual general meeting of shareholders is held not earlier than in four months and not later than in six months after the fiscal year end.

Extraordinary general meeting of shareholders, convened at the request of the Company's Auditing committee, of the Company's auditor or of shareholders (shareholder) who are the owners of at least 10% of the Company's voting shares should be held within 40 days since the date of presentation of request the on holding extraordinary general meeting of shareholders.

Extraordinary general meeting of shareholders, convened at the request of the Company's Auditing committee, the Company's auditor or the shareholders (shareholder) who are the owners of at least 10% of the Company's voting shares; the agenda of this meeting containing the issue of electing the Company's Board of directors, should be held within 70 days since the date of presentation of the request about holding extraordinary general meeting of shareholders.

In case, when the number of the members of the Company's Board of directors becomes less than the quorum for holding the sessions of the Company's Board of directors, the extraordinary general meeting of shareholders convened by the decision of the Company's Board of directors basing on its own initiative for the solution of the issue on electing the Company's Board of directors, should be held within 70 days since the date of adopting the resolution on its holding by the Company's Board of directors.

5. Shareholders (shareholder), who are in aggregate the owners of at least 2 % of the Company's voting shares, have the right to introduce issues into the agenda of the annual general meeting of shareholders and nominate the candidates to the Company's Board of directors, the Company's Auditing committee, the number of which cannot exceed the quantitative structure of the appropriate body as established by the Charter. Such proposals should come to the Company not later than 60 days after the fiscal year end.

Motions about introducing issues into the agenda of the annual general meeting of shareholders and about nominations to the Company's bodies elected by shareholders general meeting should contain the information stipulated by Article 53 of Federal law "On joint stock companies". The request of holding extraordinary general meeting of shareholders should contain the information stipulated by Article 55 of Federal law "On joint stock companies". The motion about nominations to the Company's bodies elected by shareholders general meeting, contained in the request of holding extraordinary general meeting of shareholders, is covered by the appropriate requirements of article 53 of Federal law "On joint stock companies".

6. The persons, having the right to participate in general meeting of shareholders, as per the procedure and to the address (addresses) indicated in the notification on holding of general meeting of shareholders, are provided with the following information (materials):

Annual accounting reporting, including the auditor's report, the Company's Auditing committee report based on the results of the annual accounting statement check;

Data on the candidates to the Company's Board of directors, to the Company's Auditing committee;

The draft of modifications and amendments introduced to the Company's Charter, or the draft of the Company's Charter in a new wording;

The drafts of the Company's internal documents;

The drafts of other documents, the adoption of which is stipulated by the drafts of resolutions of shareholders general meeting;

The drafts of resolutions of shareholders general meeting;

Other information (materials) required for provision in accordance with current legislation;

Other information (materials) for passing the resolutions on the issues of the agenda of shareholders general meeting, included by the Board of directors into the list of information (materials) provided to the shareholders during the preparation for holding shareholders general meeting.

8.1.5. Data on commercial organizations in which the issuer possesses at least 5% of the Charter (reserve) capital (share fund) or at least 5% of the common stock

Full (abbreviated) name, location	Stake of OJSC "Volga Telecom"		The organization 's stake		The structure of the Board of directors of the organization		The structure of the Management board (directorate) of the organization		Single executive body of the organization	
	In	Of	In	Of	Full name, year of birth	Person's share	Full	Person's share	Full	Person's share

	charter capital of the organization, %	ordinary shares of the organization, %	Charter capital of OJSC "VolgaTelecom", %	ordinary shares of OJSC "VolgaTelecom", %		In charter capital of the organization, %	Of ordinary shares of the organization, %	name, year of birth	In charter capital of the organization, %	Of ordinary shares of the organization, %	name, year of birth	в In charter capital of the organization, %	Of ordinary shares of the organization, %
Closed Joint Stock Company "Nizhny Novgorod Cellular Communication" (CJSC "NCC") Nizhny Novgorod, Gorky sq., Post House	100	100	-	-	Chairman -Lyulin Vladimir Fedorovich, - 1938 ; Grigorieva Lyubov Ivanovna - 1953 ; Kozin Vladimir Vladimirovich – 1970; Petrov Mikhail Victorovich – 1973; Sipatova Taisiya Mikhailovna – 1954	- - - - -	- - - - -	Chairman – Petrov Mikhail Victorovich –1973; Molkov Alexander Alexandrovich - 1959; Martynova Larisa Vladimirovna-1971; Ponomarenko Anatolyi Anatolyievich-1971 ; Ershov Oleg Vladimirovich-1977.	- - - - -	- - - - -	Petrov Mikhail Victorovich –1973	-	-
Limited Liability Company "Udmurtskie cellular networks-450" (LLC "UCN-450"), Izhevsk, Pushkinskaya str.,, 206	100	-	-	-	Chairman – Fomichev Sergey Mironovich-1939; Pozdeev Arkadyi Nikolaevich-1947; Petrov Mikhail Victorovich-1973.	- - -	- - -	The Company's Charter does not stipulate collegiate executive body			Pozdeev Arkadyi Nikolaevich-1947	-	-
Closed Joint Stock Company "TeleSviayzInform" (CJSC "TSI"), Saransk, Bolshevistskaya str., 13	100	100	-	-	The Company's Charter does not stipulate the Board of directors			The Company's Charter does not stipulate collegiate executive body			Nazarov Igor Nikolaevich-1963	-	-
Closed Joint Stock Company "Digital telecommunications" (CJSC "Digital telecommunications"), Cheboksary, Shumilov str., 20	100	100	0,0006	-	The Company's Charter does not stipulate the Board of directors			The Company's Charter does not stipulate collegiate executive body			Gorshenin Vladimir Serafimovich-1950	-	-

Limited Liability Company "Izhcom" (LLC "Izhcom"), Izhevsk, Pushkinskaya str., 278	100	-	-	-	The Company's Charter does not stipulate the Board of directors			The Company's Charter does not stipulate collegiate executive body	Shevtsov Valeryi Kirillovich-1948.	-	-
Limited liability Company "Vyatka Page" (LLC "Vyatka Page"), Kirov city, Uralskaya str., 1	91	-	-	-	Chairman – Tarakanov Victor Evgenievich-1951; Popovskyi Valeryi Petrovich; Zelentsov Maxim Maximovich-1949.	- - -	- - -	The Company's Charter does not stipulate collegiate executive body	Zelentsov Maxim Maximovich-1949.	-	-
Closed Joint Stock Company "Transsviyaz" (CJSC "Transsviyaz"), Nizhny Novgorod, Chaadaev str., 2	80	80	-	-	Tolstonogov Nikolai Ivanovich-1944, ZakharovAndrey Sergeevich–1972, KorsakovSergey Yanovich-1954, Sumin Yuri Afanasievich-1957, Mezin Dmitry Alexeevich – 1970	- - - - -	- - - - -	The Company's Charter does not stipulate collegiate executive body	Sumin Yuri Afanasievich-1957.	-	-
Open Joint Stock Company "Informational commercial networks "Omrix" (OJSC ICN "Omrix"), RF, Orenburg	73,6	73,6	-	-	Chairman-Grechushev Nikolai Fedorovich-1948; Evdokimov Oleg Lvovich – 1963; Grigorieva Lyubov Ivanovna – 1953; Kushavina Yuliya Alexandrovna-1974; Lugovoi Sergey Victorovich–1971	0,27 - - - -	0,27 - - - -	The Company's Charter does not stipulate collegiate executive body	Ponomarev Vladimir Ivanovich-1945.	0,58	0,58

Closed Joint Stock Company "Pulse-Radio Yoshkar-Ola" (CJSC "Pulse-Radio Yoshkar-Ola"), Yoshkar-Ola, Sovietskaya str., 138	61	61	-	-	Chairman – Kirillov Alexander Ivanovich -1956; Loginov Sergey Mikhailovich - 1957; Kurmuzakov Alexander Nikolaevich-1956; Konkova Ludmila Alexandrovna–1953; Baizigitova Galina Nikolaevna-1964	- 30 9 - -	- 30 9 - -	The Company's Charter does not stipulate collegiate executive body	Baizigitova Galina Nikolaevna-1964	-	-
Closed Joint Stock Company "Cellular communication of Mordoviya" (CJSC "CCM"), Saransk, Kommunisticheskaya str., 52	60	60	-	-	The Board of directors is not elected, as the meeting was not held			The Company's Charter does not stipulate collegiate executive body	Semenov Viyacheslav Iliich-1940.	-	-
Closed Joint Stock Company "Ulyanovsk-GSM" (CJSC "Ulyanovsk-GSM"), Ulyanovsk, L.Tolstoy str., 60	60	60	-	-	Chairman- Petrov Mikhail Victorovich-1973; Grigorieva Lyubov Ivanovna– 1953; Kukina Elena Alexandrovna-1977; Maslennikov Yuryi Vasilievich-1950; Skvortsov Boris Vladimirovich-1941.	- - - - -	- - - - -	The Company's Charter does not stipulate collegiate executive body	Efimov Vladimir Borisovich-1954.	-	-
Limited Liability Company Private security enterprise "ROS" (LLC PSE "ROS"), Penza, Dzerzhinsky str., 30, 30	60	-	-	-	In the course of liquidation						
Limited Liability Company "Vyatskaya cellular communication"(LLC "VCC"), Kirov city, Uralskaya str., 1	51	-	-	-	Chairman – Popovskyi Valeryi Petrovich-1941; Arapov Yuryi Vasilievich-1962; Golubeva Svetlana Nikolaevna-1965; Fursova Tatiana Alexeevna-1958; Dremin AlexanderIvanovich-1948.	- - - - -	- - - - -	The Company's Charter does not stipulate collegiate executive body	Dremin Alexander Ivanovich -1948.	-	-

Limited Liability Company "Radio-Resonance" (LLC "Radio-Resonance"), Nizhny Novgorod, Okskyi sized, 8	51	-	-	-	The Company's Charter does not stipulate the Board of directors			The Company's Charter does not stipulate collegiate executive body			Vilkov Nikolai Ivanovich -1954.	-	-
Closed Joint Stock Company "Orenburg-GSM" (CJSC "Orenburg-GSM"), Orenburg, Volodarskyi str., 11	51	51	-	-	Chairman – Grigorieva Lyubov Ivanovna-1953; Tareeva Larisa Valerievna - 1977; Petrov Mikhail Victorovich-1973; Girev Andrey Vitalievich-1973; Kiryushin Gennadyi Vasilievich-1949.	- - - - -	- - - - -	Chairman - Ivanov Dmitryi Vladimirovich -1971; Pivovarova Marina Gennadievna – 1959; Strukova Marina Iosifovna – 1966; Erokhin Alexander Vladimirovich – 1959; Levin Sergey Nikolaevich – 1967.	- - - - -	- - - - -	Ivanov Dmitry Vladimirovich-1971.	-	-

Open Joint Stock Company "TATINCOM-T" (OJSC "TATINCOM-T"), RF, the Republic of Tatarstan, Kazan, Lomzhinskaya str., 20A	50% + 1 share	50% + 1 share	-	-	Chairman – Lyulin Vladimir Fedorovich - 1938; Rybakin Vladimir Iliich - 1955; Vlasov Alexander Vladimirovich – 1967; Belobokov Andrey Yakovlevich– 1958; BespalovAlexey Petrovich – 1974; Grigorieva Lyubov Ivanovna –1953; Kozin Vladimir Vladimirovich - 1970; Petrov Mikhail Victorovich – 1973; Gadylyshin Murat Asfandiarovich-1958; Shaidullin Lenart Zaineevich-1943; Zalyalov Rinat Giniyatovich – 1949	- - - - - - - - - - -	- - - - - - - - - - -	The Company's Charter does not stipulate collegiate executive body	Minnikhanov Kamil Mukhamedovich-1964.	-	-
Closed Joint Stock Company "Public telephone Saratov" (CJSC "PTS"), Saratov, Kiselev str., 40	50% +1 share	50	-	-	Chairman – KorolkovOleg Animpadistovich –1941; Antony Georgeo-1947 ; Molozanov Alexander Semenovich – 1962 ; Ivanov VladimirRomanovich-1936.; Grigorieva Lubov Ivanovna – 1953; Tareeva Larisa Valerievna-1977.	- - - - - -	- - - - - -	The Company's Charter does not stipulate collegiate executive body	Kalinin Andrey Evgenievich-1955.	-	-

Closed Joint Stock Company "Nizhny Novgorod radio telephone" (CJSC "Nizhny Novgorod radio telephone"), Nizhny Novgorod, Gorky sq., Post House	50	50	-	-	Chairman – Molozanov Alexander Semenovich-1962; Kukina Elena Alexandrovna—1977; Konkova Ludmila Alexandrovna–1953; Karashtin Mikhail Pavlovich-1949, Antony Georgeo-1947 , Ivanov Vladimir Romanovich-1936.	- - - - - -	- - - - - -	The Company's Charter does not stipulate collegiate executive body			Karashtin Mikhail Pavlovich -1949.	-	-
Closed Joint Stock Company "Saratov Mobile") CJSC "Saratov Mobile"), Saratov, Kiselev str., 40	50	50	-	-	Chairman – Marian Tsrnyak-1942; Gart Cable Self-1960; Zvereva Larisa Eduardovna – 1968; Grigorieva Lyubov Ivanovna-1953; Komarov Igor Evgenievich-1966; Petrov Mikhail Victorovich – 1973.	- - - - - -	- - - - - -	Chairman Korolkov Igor Olegovich-1969, Nelubov Dmitriy Valentinovich - 1973	- -	- -	Korolkov Igor Olegovich -1969.	-	-
Closed Joint Stock Company "Chery Page" (CJSC "Chery Page"), Cheboksary, K.Ivanov str., 83	50	50	-	-	The Company's Charter does not stipulate the Board of directors			The Company's Charter does not stipulate collegiate executive body			Ovchinnikov Andrey Robertovich - 1977	-	-
Closed Joint Stock Company Commercial Bank "C-Bank" (JSCB "C-Bank"), Izhevsk, Lenin str., 6	41,73	41,73	0,0152	0,0019	Chairman – Sipatova Taisiya Mikhailovna - 1954, Kapelyushnikov Igor Isaakovich – 1946, Fariseev Valery Mikhailovich-1954, Fomichev Sergey Mironovich-1939, Yudin Andrey Nikolaevich-1973.	- - - - -	- - - - -	Vyalshin Alexander Pavlovich – 1951, Malykh Irina Vitalievna – 1957, Fariseev Valery Mikhailovich-1954.	0,6 0,6 0,6	0,6 0,6 0,6	Fariseev Valery Mikhailovich- 1954.	0,6	0,6

Closed joint Stock Company "Nizhegorodteleservice" (CJSC "Nizhegorodtelesервice"), Nizhny Novgorod, Gorky sq., Post House	40	40	-	-	Chairman-Evdokimov Oleg Lvovich-1963; ZakharovSergey Anatolievich – 1949; Mukhin Vladimir Alexandrovich – 1953; Solodukhin Yuri Konstantinovich -1965; Valishev Rustam Rashitovich-1958	- - - - -	- - - - -	The Company's Charter does not stipulate collegiate executive body	Zakharov Sergey Anatolievich – 1949.	-	-
Closed Joint Stock Company "Pulse-Radio" (CJSC "Pulse-Radio"), Yoshkar-Ola, Sovietskaya str., 138	40	40	-	-	Chairman – Kirillov Alexander Ivanovich – 1956; Kurmuzakov Alexander Nikolaevich-1956; Vasilkova Lyudmila Nikolaevna-1951; Trokhimets Grigoriy Mikhailovich–1980; Yendaltseva Kapitalina Dmitrievna – 1949	- - - - -	- - - - -	The Company's Charter does not stipulate collegiate executive body	Kurmuzakov Alexander Nikolaevich- 1956.	-	-
Closed Joint Stock Company "Penza Mobile" (CJSC "Penza Mobile"), Penza, Kuprin str., 1/3	40	40	-	-	Chairman – Mariyan-Tsrnyak-1942; Gart Cable Self - 1960; Rublev Igor Valentinovich - 1963; ShuleshovNikolai Mikhailovich-1949; Nazarov Victor Mikhailovich - 1944.	- - - - -	- - - - -	The Company's Charter does not stipulate collegiate executive body	Sorokin Vladimir Petrovich-1944.	-	-
Open Joint Stock Company "Telesot" (OJSC "Telesot"), Orenburg, Tereshkova str., 257	32,4	32,4	-	-	Chairman – Zinoviev Alexander Nikolayevich - 1938, Budaev Alexander Petrovich-1948; Dolgopolova Natalia Alexeevna – 1970, Hismatullina Dinara -1947; Vasilenkov Oleg Ilyich -1940.	10,84 13,45 - 18,2 17,98	10,84 13,45 - 18,2 17,98	The Company's Charter does not stipulate collegiate executive body	Budaev Alexander Petrovich-1948.	13,45	13,45

Closed Joint Stock Company "Chuvashiya Mobile" (CJSC "Chuvashiya Mobile"), Cheboksary, K.Ivanov str., 83	30	30	-	-	Chairman – Gart Cable Self-1960; Mariyan-Tsmyak-1942; Rublev Igor Valentinovich – 1963; Martynova Larisa Vladimirovna-1971; Zaraiskyi Victor Yakovlevich-1949.	- - - - -	- - - - -	Chairman-Dubinin Vladimir Ilyich-1955; Desaga Alexander Stepanovich-1957.	- -	- -	Dubinin Vladimir Ilyich-1955.	-	-
Closed Joint Stock Company "Samara-Telecom" (CJSC "Samara-Telecom"), Samara, Polevaya str., 43	27,8	27,8	-	-	Chairman – Patoka Andrey Evgenievich – 1969; KiryushinGennadyiVasilievich-1949; Kudryavtsev Alexander Georgievich–1954; Klishin Vitalyi Mikhailovich-1974; Skvortsov Andrey Borisovich-1964; Tareeva Larisa Valerievna - 1977.	- - - - - 7,91 -	- - - - - 7,91 -	The Company's Charter does not stipulate collegiate executive body			Skvortsov Andrey Borisovich -1964.	7,91	7,91
Closed Joint Stock Company "Erickson sviyaz" (CJSC "Erickson sviyaz"), Nizhny Novgorod, Gagarin av., 37	24	24	-	-	It does not carry out the activity								
Limited Liability Company "Agrocompany "Reanta" (LLC "Agrocompany "Reanta"), Yoshkar-Ola, Chavaina blvd., 11a	20,86	-	-	-	The Company's Charter does not stipulate the Board of directors			The Company's Charter does not stipulate collegiate executive body			Syskov Victor Sergeevich – 1967	79,14	
Limited Liability Company Commercial-production company "NN-Rossviyazinform" (LLC CPC "Rossviyazinform"), Nizhny Novgorod, Gorky sq., Post House	20	-	-	-	The Company's Charter does not stipulate the Board of directors			The Company's Charter does not stipulate collegiate executive body			Alyshev Vadim Petrovich -1950.	80	

Limited Liability Company "Raduga-poisk" (LLC "Raduga-poisk"), Nizhny Novgorod, Kovalikhinskaya str., 2a	18,2	-	-	-	Chairman- Tolstonogov Nikolai Ivanovich-1944; Bakhaev Andrey Mikhailovich–1979; Denisov Yuri Sergeevich-1940; Korshunov Sergey Maximovich-1944; TulyakovYuryi Mikhailovich-1946.	- - - - -	- - - - -	The Company's Charter does not stipulate collegiate executive body	Tulyakov Yuryi Mikhailo vich-1946.	-	-
Closed Joint Stock Company "Reg-Time" (CJSC "Reg-Time"), Samara, Krasnodonsk's str., 68	17	17	-	-	Chairman – KosytsynaTatiana Andreevna-1957; Abdrashitov Rafail Fenovich-1968; KupermanValentin Vladlenovich-1956.; Poverenov Evgenyi Nikolaevich-1952; Sheinikova Liliya Zyamovna-1956.	- - - - 8,4	- - - - 8,4	The Company's Charter does not stipulate collegiate executive body	Sheinikova Liliya Zyamovna-1956.	8,4	8,4
Closed Joint Stock Company "Samarasviayzinform" (CJSC "Samarasviayzinform"), Samara, Samarskaya str., 72	16,92	16,92	-	-	Chairman - Limanskyi Nikolai Sergeevich - 1948, Strelenko Konstantin Konstantinovich - 1968, Velichko Victor Grigorievich – 1956, Zhuravlev Andrey Vadimovich - 1958, Klishin Vitalyi Mikhailovich - 1974.	36,9 46,1 - - -	36,9 46,1 - - -	The Company's Charter does not stipulate collegiate executive body	Strelenko Konstantin Konstantinovich - 1968.	46,1	46,1
Closed Joint Stock Company "Rostelegraph" (CJSC "Rostelegraph"), Moscow, Tverskaya str., 7	15,69	15,69	-	-	Chaiman- Martyrosyan Vaagn Artavazdovich-1951.; Grib Anatolyi Victorovich – 1961; Kuzmenko Yuryi Vasilievich-1949; Mamontov Oleg Valentinovich – 1963; Martinenko Nikolai Vladimirovich - 1971; Nozdrin Vladimir Victorovich– 1950; Prilipko Victor Ivanovich-1944; RybakinaOlga Matveevna -1955; Tokarenko Sergey Andreevich-1960.	- - - - - - - - -	- - - - - - - - -	The Company's Charter does not stipulate collegiate executive body	Prilipko Victor Ivanovich -1944.	-	-

Limited Liability Company "Processing center "Union Card" Nizhny Novgorod (LLC "Union Card" NN"), Nizhny Novgorod, Varvarskaya str., 32	15	-	-	-	The Company's Charter does not stipulate the Board of directors			The Company's Charter does not stipulate collegiate executive body	Skornyakov Alexander Konstantinovich-1969.	24,57	-
Closed Joint Stock Company "Center of Authorial Medical Technologies and Innovations" (CJSC "CAMTI"), RF, the Republic of Mordoviya, Saransk	14	14	-	-				The Company's Charter does not stipulate collegiate executive body	Taraskina Vera Ivanovna	28,57	28,57
Closed Joint Stock Company Science-Engineering center "Comset" (CJSC SEC "Comset"), Moscow, Zelenyi pereulok., 7	11,09	11,09	-	-	Chairman - Adzhemov Alexander Sergeevich-1955, Dedoborshch Vasilyi Grigorievich-1929; Mavlyutov Khamzya Izmailovich-1951, Pegasov Maxim Alexandrovich -1966, Savlukov Nikolai Victorovich-1958, Soloviev Sergey Prokofievich-1946, Fedoseev Alexander Petrovich -1956, Shedenkop Oleg Stanislavovich -1975; Yakovlev Vadim Mikhailovich -1968.	3,68 2,27 - - - 3,68 - - -	3,68 2,27 - - - 3,68 - - -	The Company's Charter does not stipulate collegiate executive body	Soloviev Sergey Prokofievich-1946.	3,68	3,68

Closed Joint Stock Company "Agency for protection of competition and consumer rights" (CJSC "ECAD") , Pavlovo town of Nizhny Novgorod oblast, Suvorov str., 1	10,4	10,4	-	-	Being liquidated on the basis of the court decision						
Closed Joint Stock Company "TeleRoss-Samara" (CJSC "TeleRoss-Samara"), Samara, Polevaya str., 43	10	10	-	-	Chairman - Kudryavtsev Alexander Georgievich – 1954; Patoka Andrey Evgenievich – 1969; Klishin Vitalyi Mikhailovich – 1974; Skvortsov Andrey Borisovich – 1964; Skvortsov Boris Vladimirovich - 1941, Ishmaev Yuri Aufatovich - 1953.	- - - - - -	- - - - - -	The Company's Charter does not stipulate collegiate executive body	Mostovoyi Grigoryi Mikhailovich- 1946.	-	-
Limited liability Company "Samara payphone" (LLC "Samara payphone"), Samara, Penzenskaya str., 68	10	-	-	-	It is in the process of liquidation.						
Closed Joint Stock Company "STARTCOM" (CJSC "STARTCOM"), Moscow-49, GSP-1, 2-nd Spasonalivkovskyi pereulok., 1	7,4	7,4	-	-	Chairman - Pozhidaev Igor Veniaminovich- 1963; Sladkov Alexey Yurievich -1961; Razumovskyi Lev Grigorievich -1962; Onikul Boris Vitalievich - 1964; Martinenko Nikolai Vladimirovich - 1971.	- - - - -	- - - - -	The Company's Charter does not stipulate collegiate executive body	Razumovskyi Lev Grigorievich -1962.	-	-

Closed Joint Stock Company "RusLeasingSviayz" (CJSC "RusLeasingSviayz"),, Moscow, B-49, 2-nd Spasonalivkovskyi pereulok., 6	7,3	7,3	-	-	Chairman - Polnykov Alexander Ilyich-1943,	-	-	The Company's Charter does not stipulate collegiate executive body	Dubovoyi Konstantin Gennadievich-1951.	-	-
					Dubovoyi Konstantin Gennadievich-1951,	-	-				
					Kuzyaev Sergey Ivanovich -1962;	-	-				
					Kurashova Valentina Victorovna-1952;	-	-				
					Tishkin Oleg Vladimirovich-1963;	-	-				
					Zabuzova Elena Victorovna - 1950;	-	-				
					Benda Vladimir Grigorievich -1961;	-	-				
					Rudin Mark – 1947;	-	-				
					Sheifer Alexander Andreevich - 1952.	-	-				

Limited Liability Company "PAKT" (LLC "PAKT"), Penza, Stroiteleyi avenue, 130-248	6,25	-	-	-	Chairman - Romashin Yuriy Sergeevich 1946; Antonov Gennadyi Mikhailovich-1954; Belogrivtseva Lyubov Nikolaevna – 1952; Nazarov Victor Markovich-1944; Gvozdev Yuryi Nikolaevich-1950; Nazarova Galina Ivanovna-1948; Tarakanov Vladislav Victorovich - 1974.	18,75 12,5 12,5 - 18,75 25,0 6,25	- - - - - - -	The Company's Charter does not stipulate collegiate executive body	Gvozdev Yuryi Nikolaevich-1950.	18,75	-
Closed Joint Stock Company "Orenburg Card-Center" (CJSC "Orencard"), Orenburg, Chkalov str., 32a	5	5	-	-	Liquidation procedure is under way.						

8.1.6. Data on essential transactions made by the issuer

In the report quarter the issuer did not make essential transactions (groups of interconnected transactions), the amount of obligations under which is at least 10 % of its balance-sheet assets by the data of its accounting statement for the previous report period (2-nd quarter of 2004).

8.1.7. Data on the issuer's credit ratings

The object of giving credit rating: ***the issuer and securities (bonds)***

The value of credit rating as of the date of the report quarter end:

As per Russian scale "ruA -". Forecast stable.

The background of credit rating value change:

The object of giving credit rating: ***the issuer***

Credit rating value, the date of giving (changing) credit rating value:

- rating "B -". Forecast "Stable". 12.03.2002

- rating "B. Forecast "Stable". 12.02.2003

Full brand and abbreviated name, location of organization having given the credit rating:

Standard & Poor's - 55

Water Street,

New York, NY,

The United States

Representation office of "Standard & Poor's International Services, Inc." corporation:

125009, Moscow, Vozdvizhenka str., 4/7, office 2, business-center "Mokhovaya", 7-th floor

Brief description of the method of credit rating giving:

The following areas are being analyzed: business features (market, position in competition, management and strategy), financial profile (financial policy, profitability, capital structure, indicators of money flows, financial flexibility).

Other data on credit rating: *none*

The object of giving credit rating: ***the issuer and securities (bonds)***

Credit rating value, the date of giving (changing) credit rating value:

As per Russian scale "ruA -". Forecast stable. 13.03.2003

Full brand and abbreviated name, location of organization having given the credit rating:

Standard & Poor's,

Water Street,

New York, NY,

The United States

Representation office of "Standard & Poor's International Services, Inc." corporation:

125009, Moscow, Vozdvizhenka str., 4/7, office 2, business-center "Mokhovaya", 7-th floor

Brief description of the method of credit rating giving:

The following areas are being analyzed: business features (market, position in competition, management and strategy), financial profile (financial policy, profitability, capital structure, indicators of money flows, financial flexibility).

Kind, series, form and other identification features of securities:

Kind: ***bonds***

Series: ***BT - 1***

Form: ***paper bearer***

State registration number of securities issue: ***№ 4-43- 00137-A***

State registration date: ***24.01.2003***

Other data on credit rating: *none*

8.2. Data on each category (type) of the issuer's shares

Category of shares: ***ordinary***

Face value of each share: ***5 rubles***

The number of shares in circulation (the number of shares which are not paid off or cancelled): ***245 969 590***

The number of additional shares being in the process of placement (the number of shares of additional issue in regard of which the state registration of the report on the results of their issue is not carried out): ***none***

The number of declared shares: ***1 299 093***

The number of shares being on the issuer's balance: ***none***

The number of additional shares that may be placed as a result of conversion of placed securities convertible into shares or as a result of obligations execution under the issuer's options: ***none***

State registration number and state registration date:

№ 1 – 01 – 00137 - A

14.11.2003

The rights granted by shares to their owners:

The rights of a shareholder for getting the declared dividends:

A shareholder has the right to get dividends in the procedure stipulated by Russian Federation current legislation and the charter, in case they are declared by the Company.

The dividends are paid from the Company's net profit, indicated in the Company's profit and loss statement based on the results of the operation for the year.

The resolution on payment of annual dividends, the size of the annual dividend and the form of its payment on the shares of each category (type) is passed by shareholders general meeting.

The dividends on ordinary shares are paid by the Company during the period set by the resolution of shareholders general meeting on payment of the Company's annual dividends. The specified period is set not later than the end of the fiscal year in which the resolution on annual dividends payment was passed.

The dividends declared by the Company may be paid both in cash and by other property in case, if the Company's shareholders general meeting passes the resolution on dividends payment not in the form of money.

The rights of a shareholder – owner of ordinary shares for participation in shareholders general meeting with the right of vote on all the issues of its competence:

A shareholder – owner of ordinary shares has the right in accordance with Federal law "On joint stock companies" and the issuer's charter to participate in shareholders general meeting with the right of vote on all the issues of its competence.

The rights of a shareholder for getting a part of property of the issuer in case of its liquidation:

A shareholder – owner of ordinary shares has the right in accordance with the issuer's charter to get a part of the Company's property left after its liquidation proportionally to the number of shares at his/her disposal.

Other data on shares provided by the issuer at its own discretion.

5 717 pieces of ordinary shares – the quantity of paid off securities due to the issuer's reorganization

Additional issues of the issuer's ordinary registered paperless shares were consolidated on ***14.11.2003.*** The date of state registration of the first issue of the consolidated ones – 30.09.1996 (№ 32 – 1 – 1375).

Category of shares: ***preferred A type***

Face value of each share: ***5 rubles***

The number of shares in circulation (the number of shares which are not paid off or cancelled): ***81 983 404***

The number of additional shares being in the process of placement (the number of shares of additional issue in regard of which the state registration of the report on the results of their issue is not carried out): ***none***

The number of declared shares: ***531 496***

The number of shares being on the issuer's balance: ***none***

The number of additional shares that may be placed as a result of conversion of placed securities convertible into shares or as a result of obligations execution under the issuer's options: ***none***

State registration number and state registration date:

№ 2 – 01 –00137 - A

14.11.2003

The rights granted by shares to their owners:

The rights of a shareholder for getting the declared dividends:

The owners of A type preferred shares have the right for getting annual fixed dividend excluding the cases stipulated by the Charter.

Total amount paid as a dividend on each A type preferred share is fixed in the amount of 10% of the Company's net profit based on the results of the last fiscal year divided by the number of shares which make up 25% of the Company's charter capital. If the sum of dividends paid by the Company on each ordinary share in the specified year exceeds the amount due to payment as dividends on each A type preferred share, then the size of dividends paid on the latter should be increased to the size of dividends paid on ordinary shares.

Dividends on preferred shares may be paid at the expense of the Company's funds specially designated for this.

The resolution on the payment of annual dividends, the size of annual dividend and the form of its payment on the shares of each category (type) is passed by shareholders general meeting.

Dividends on A type preferred shares are paid during the time period set by the resolution of shareholders general meeting on the payment of the Company's annual dividends. The specified time period is set not later than the end of the fiscal year in which the resolution on payment of annual dividends was passed.

Dividends declared by the Company may be paid both in cash and by other property in case, if the Company's general meeting of shareholders passed the resolution on payment of dividends not in money form.

The rights of a shareholder – owner of preferred shares for participation in shareholders general meeting with the right of vote on the issues of its competence in cases, procedure and on conditions set in accordance with legislation on joint stock companies:

The owners of A type preferred shares have the right to participate in shareholders general meeting with the right of vote while solving the issues on the Company's reorganization and liquidation, and also on the issue of introducing amendments and modifications to the Company's Charter, in case when these amendments and modifications are limiting the rights of the said shareholders.

The owners of A type preferred shares have the right to participate in shareholders general meeting with the right of vote on all the issues of the agenda in case, when the shareholders meeting irrespective of the reasons did not pass the resolution on payment of dividends or the resolution was passed on non-complete payment of dividends on A type preferred shares.

This right arises for the owners of A type preferred shares since the meeting following annual meeting of shareholders at which the resolution on payment of dividends was not passed, and stops since the moment of the first payment of dividends on the specified shares in the full size.

The rights of a shareholder – owner of preferred shares of specific type for their conversion into ordinary shares or preferred shares of other types and the procedure of carrying out such conversion:

The issuer's charter does not stipulate the possibility of such conversion

The rights of a shareholder for getting a part of the issuer's property in case of its liquidation:

A shareholder – owner of A type preferred shares has the right in accordance with the issuer's charter to get a part of the Company's property left after its liquidation proportionally to the number of shares at his/her disposal.

Other data on shares provided by the issuer at its own discretion:

9 000 pieces of A type preferred shares – the quantity of paid off securities due to the issuer's reorganization

Additional issues of the issuer's preferred registered paperless shares were consolidated on ***14.11.2003.*** The date of state registration of the first issue of the consolidated ones – 30.09.1996 (№ 32 – 1 – 1375).

8.3. Data on previous issues of the issuer's issuing securities, excluding the issuer's shares.

8.3.1. Data on the issues all securities of which are paid off (cancelled).

Issue **№ 1:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***1 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-01-00137-A

State registration date of the issue:

25.10.2002

Date of the state registration of the report on the results of the issue:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM (Federal Commission for the Securities Market)

The name of state registration body carried out the state registration of the report on the results of the securities issue:

Russia's FCSM

The amount of the issue securities:

500 pieces

The amount of securities issue at face value:

1 250 000 rubles

Time period (date) of the issue securities pay off:

24.01.2001 – 24.01.2003

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue **№ 2:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***2 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-02-00137-A

State registration date of the issue:

25.10.2002

Date of the state registration of the report on the results of the issue:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out the state registration of the report on the results of the securities issue:

Russia's FCSM

The amount of the issue securities:

498 pieces

The amount of securities issue at face value:

1 245 000 rubles

Time period (date) of the issue securities pay off:

24.01.2001 – 24.01.2003

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue № 3:

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: *3 – O*

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-03-00137-A

State registration date of the issue:

25.10.2002

Date of the state registration of the report on the results of the issue:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out the state registration of the report on the results of the securities issue:

Russia's FCSM

The amount of the issue securities:

499 pieces

The amount of securities issue at face value:

1 250 000 rubles

Time period (date) of the issue securities pay off:

24.01.2001 – 24.01.2003

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue *№ 4*

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***
Series: ***4 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of securities issue:
№ 4-04-00137-A
State registration date of securities issue:
25.10.2002
The name of state registration body carried out the securities issue state registration:
Russia's FCSM
The amount of the issue securities:
236
The amount of securities issue at face value:
590 000 rubles
Time period (date) of the issue securities pay off:
24.01.2001 – 24.01.2003
Reason for the issue securities pay off (cancellation):
The state registration of the issue of registered paperless bonds of 4 – O series with state registration number 4 - 04 - 00137 - A of 25.10.2002 is cancelled by order № 03 - 100/p of 24.01.2003 of Russia's FCSM.

Issue ***№ 5***
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***5 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of securities issue:
№ 4-05-00137-A
State registration date of securities issue:
25.10.2002
The name of state registration body carried out the securities issue state registration:
Russia's FCSM
The amount of the issue securities:
500
The amount of securities issue at face value:
1 250 000 rubles
Time period (date) of the issue securities pay off:
13.12.2001 – 24.01.2003
Reason for the issue securities pay off (cancellation):
Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue ***№ 6***
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***6 – O***

Type: ***interest rate***
Form: ***registered paperless***
State registration number of securities issue:
№ 4-06-00137-A
State registration date of securities issue:
25.10.2002
The name of state registration body carried out the securities issue state registration:
Russia's FCSM
The amount of the issue securities:
500
The amount of securities issue at face value:
1 250 000 rubles
Time period (date) of the issue securities pay off:
20.10.2001 – 24.01.2003
Reason for the issue securities pay off (cancellation):
Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue *№ 7*
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: *7 –* ***O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of securities issue:
№ 4-07-00137-A
State registration date of securities issue:
25.10.2002
The name of state registration body carried out the securities issue state registration:
Russia's FCSM
The amount of the issue securities:
120
The amount of securities issue at face value:
300 000 rubles
Time period (date) of the issue securities pay off:
27.11.2001 – 24.01.2003
Reason for the issue securities pay off (cancellation):
Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue *№ 8*
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***8 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of securities issue:
№ 4-08-00137-A

State registration date of securities issue:

25.10.2002

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The amount of the issue securities:

11

The amount of securities issue at face value:

44 000 rubles

Time period (date) of the issue securities pay off:

24.01.2001 – 24.01.2003

Reason for the issue securities pay off (cancellation):

Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue **№ 9:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***9 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-09-00137-A

State registration date of the issue:

25.10.2002

Date of state registration of the report on the results of the issue:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out the state registration of the report on the results of the securities issue:

Russia's FCSM

The amount of the issue securities:

321 pieces

The amount of securities issue at face value:

802 500 rubles

Time period (date) of the issue securities pay off:

06.11.2001 – 06.11.2003

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue **№ 10:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***10 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-10-00137-A

State registration date of the issue:

25.10.2002

Date of state registration of the report on the results of the issue:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out the state registration of the report on the results of the securities issue:

Russia's FCSM

The amount of the issue securities:

488 pieces

The amount of securities issue at face value:

1 220 000 rubles

Time period (date) of the issue securities pay off:

06.11.2001 – 06.11.2003

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue **№ 11:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***11 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-11-00137-A

State registration date of the issue:

25.10.2002

Date of state registration of the report on the results of the issue:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out the state registration of the report on the results of the securities issue:

Russia's FCSM

The amount of the issue securities:

280 pieces

The amount of securities issue at face value:

700 000 rubles

Time period (date) of the issue securities pay off:

06.11.2001 – 06.11.2003

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue № **12:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***12 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-12-00137-A

State registration date of the issue:

25.10.2002

Date of state registration of the report on the results of the issue:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out the state registration of the report on the results of the securities issue:

Russia's FCSM

The amount of the issue securities:

334 pieces

The amount of securities issue at face value:

835 000 rubles

Time period (date) of the issue securities pay off:

06.11.2001 – 06.11.2003

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue ***№ 13***

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***13 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-13-00137-A

State registration date of securities issue:

25.10.2002

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The amount of the issue securities:

500

The amount of securities issue at face value:

1 250 000 rubles

Time period (date) of the issue securities pay off:

06.11.2001 – 06.11.2003

Reason for the issue securities pay off (cancellation):

Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue № 14:

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***14 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-14-00137-A

State registration date of the issue:

25.10.2002

Date of state registration of the report on the results of the issue:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out the state registration of the report on the results of the securities issue:

Russia's FCSM

The amount of the issue securities:

500 pieces

The amount of securities issue at face value:

1 250 000 rubles

Time period (date) of the issue securities pay off:

06.11.2001 – 06.11.2003

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue ***№ 15***

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: **15 – O**

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-15-00137-A

State registration date of securities issue:

25.10.2002

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The amount of the issue securities:

500

The amount of securities issue at face value:

1 250 000 rubles

Time period (date) of the issue securities pay off:

04.09.2001 –04.09.2003

Reason for the issue securities pay off (cancellation):

Issue *№ 16*

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***16– O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-16-00137-A

State registration date of securities issue:

25.10.2002

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The amount of the issue securities:

250

The amount of securities issue at face value:

625 000 rubles

Time period (date) of the issue securities pay off:

04.09.2001 – 04.09.2003

Reason for the issue securities pay off (cancellation):

Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue **№ 17:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***17 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-17-00137-A

State registration date of the issue:

25.10.2002

Date of state registration of the report on the results of the issue:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out the state registration of the report on the results of the securities issue:

Russia's FCSM

The amount of the issue securities:

40 pieces

The amount of securities issue at face value:

200 000 rubles

Time period (date) of the issue securities pay off:

19.07.2001 – 19.07.2003

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue № **18:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***18 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-18-00137-A

State registration date of the issue:

25.10.2002

Date of state registration of the report on the results of the issue:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out the state registration of the report on the results of the securities issue:

Russia's FCSM

The amount of the issue securities:

182 pieces

The amount of securities issue at face value:

1 092 000 rubles

Time period (date) of the issue securities pay off:

25.10.2002 – 15.04.2004

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue № **19:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***19 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-19-00137-A

State registration date of the issue:

25.10.2002

Date of state registration of the report on the results of the issue:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out the state registration of the report on the results of the securities issue:

Russia's FCSM

The amount of the issue securities:

70 pieces

The amount of securities issue at face value:

420 000 rubles

Time period (date) of the issue securities pay off:

25.10.2002 – 15.04.2004

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue **№ 20:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***20 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-20-00137-A

State registration date of the issue:

25.10.2002

Date of state registration of the report on the results of the issue:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out the state registration of the report on the results of the securities issue:

Russia's FCSM

The amount of the issue securities:

405 pieces

The amount of securities issue at face value:

2 430 000 rubles

Time period (date) of the issue securities pay off:

25.10.2002 – 15.04.2004

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue **№ 22:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***22 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-22-00137-A

State registration date of the issue:

25.10.2002

Date of state registration of the report on the results of the issue:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out the state registration of the report on the results of the securities issue:

Russia's FCSM

The amount of the issue securities:

417 pieces

The amount of securities issue at face value:

2 502 000 rubles

Time period (date) of the issue securities pay off:

25.10.2002 – 15.04.2004

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue ***№ 23***

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***23 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-23-00137-A

State registration date of securities issue:

25.10.2002

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The amount of the issue securities:

116

The amount of securities issue at face value:

696 000 rubles

Time period (date) of the issue securities pay off:

25.10.2002 – 15.04.2004

Reason for the issue securities pay off (cancellation):

Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue **№ 25:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***25 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-25-00137-A

State registration date of the issue:

25.10.2002

Date of state registration of the report on the results of the issue:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out the state registration of the report on the results of the securities issue:

Russia's FCSM

The amount of the issue securities:

180 pieces

The amount of securities issue at face value:

1 080 000 rubles

Time period (date) of the issue securities pay off:

25.10.2002 – 15.04.2004

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue *№ 26*

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***26 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-26-00137-A

State registration date of securities issue:

25.10.2002

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The amount of the issue securities:

35

The amount of securities issue at face value:

315 000 rubles

Time period (date) of the issue securities pay off:

25.10.2002 – 15.04.2004

Reason for the issue securities pay off (cancellation):

Russia's FCSM order № 03 - 100/p of 24.01.2003

8.3.2. Data on the issues, securities of which are circulating

Total quantity of all securities of the issuer - ***bonds***, which are in circulation (are not paid off):

1 185 183 pieces

Total amount at face value of all securities of the issuer – ***bonds***, which are in circulation (are not paid off):

1 072 750 100 rubles

Issue № **21:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***21 – 0***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-21-00137-A

State registration date of the issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

288 pieces

The quantity of placed securities of the issue:

86

The quantity of circulating securities of the issue:

2

Face value of each valuable paper of the issue:

6 000 rubles

The amount of securities issue at face value:

1 728 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;

Of interest payment;

Of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

Conditions and procedure of repayment of the issue securities:

Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons. Additional payment for granting access to a telephone network it is not required.

Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market is carried out at technical availability.

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of

the contract for telecommunication services is made within 30 days from the date of submission of the application.
If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.
Prescheduled repayment is not stipulated.

The size of interest income (coupon yield) on the bonds, the procedure and conditions of its payment:
Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.

Issue **№ 24:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***24 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the issue:
№ 4-24-00137-A
State registration date of the issue:
25.10.2002
State registration date of the report on the issue results:
24.01.2003
The name of state registration body carried out the securities issue state registration:
Russia's FCSM
The name of state registration body carried out state registration of the report on the issue results:
Russia's FCSM
The amount of the issue securities:
500 pieces
The quantity of placed securities of the issue:
57
The quantity of circulating securities of the issue:
1
Face value of each valuable paper of the issue:
6 000 rubles
The amount of securities issue at face value:
3 000 000 rubles
The rights assigned for each valuable paper of the issue:
The owner of the bond has the right:
Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;
Of interest payment;
Of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

Conditions and procedure of repayment of the issue securities:

Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons. Additional payment for granting access to a telephone network it is not required.

Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market is carried out at technical availability.

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.

If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Prescheduled repayment is not stipulated.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.

Issue **№ 27:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***1 – C***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-27-00137-A

State registration date of the issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

143 890 pieces

The quantity of placed securities of the issue:

143 440

The quantity of circulating securities of the issue:

121 623

Face value of each valuable paper of the issue:

100 rubles

The amount of securities issue at face value:

14 389 000 rubles

The rights assigned for each valuable paper of the issue:

1) Of reception of face value of the bond at its repayment from the issuer in the procedure and during the time specified in the issue Prospectus;
2) Of reception of the fixed accrued interest at the rate of 1 % annually of the bond face value from the issuer at repayment in the procedure and during the time specified in the issue Prospectus;
3) Of reception, at availability of a technical opportunity, of an extraordinary access to a telephone network. A condition of extraordinary installation is the purchase of 15 bonds. The owner of bonds pays his access to a telephone network under the tariffs valid at the moment of granting the specified service. Granting an extraordinary access to a telephone network is the execution of the given obligation certified with the bond. The procedure of definition of availability of a technical opportunity of granting access to a telephone network, and also the procedure of accounting of bonds for which the obligation of the issuer to grant an extraordinary access to a telephone network is executed;
4) To receive from the issuer at liquidation of the Company the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of Russian Federation.

The procedure and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income on the bond in cash or by transfer to a bank on the basis of an application of the owner within 30 days from the date of the application submission. Periodicity of settlements with the owner of the bond: lumpsum. The form of payment: cash, non-cash.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of bonds to the date of submission of the application for repayment of the bond at a rate of 1 % annually of the face value of the bond.

Issue **№ 28:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***2 – C***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-28-00137-A

State registration date of the issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

6 233 pieces

The quantity of placed securities of the issue:

6 218

The quantity of circulating securities of the issue:

6 218

Face value of each valuable paper of the issue:

3 000 rubles

The amount of securities issue at face value:

18 699 000 rubles

The rights assigned for each valuable paper of the issue:

1) Of reception of face value of the bond at its repayment from the issuer in the procedure and during the time specified below in the issue Prospectus;
2) Of reception of the fixed accrued interest at the rate of 7 % annually of the bond face value from the issuer at repayment for the entire circulation period in the procedure and during the time specified below in the issue Prospectus;
3) Of getting, at availability of a technical opportunity for telephone installation, of one extraordinary access to a telephone network;
4) To receive from the issuer at liquidation of the Company the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of Russian Federation, and namely:
- First of all, the claims of citizens before which the liquidated Company bears obligations for causing harm to life and health are satisfied, by capitalization of corresponding time payments;
- In the second stage, severance payment settlements and a remuneration of labor with the persons working under the labor agreement (contract) and on payment of compensations under author's contracts are made;
- In the third stage, claims of creditors under the obligations provided with a pledge of property of the liquidated Company are satisfied;
- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;
- In the fifth stage, settlements with other creditors are made according to the law which concerns owners of bonds.
Other rights stipulated by the legislation of Russian Federation are not applicable.

The procedure and conditions of the issue securities repayment:

From the moment of claming the repayment presented by the issuer to the owner of the bond during the period from 30.12.2009 to 30.12.2010 by submission of a verbal or written application in any form.
The issuer makes repayment of bonds within three months, by payment of face value and of fixed accrued interest at a rate of 7 % of face value of the bond for the entire circulation time.
Periodicity of settlements with the owner of bonds: lumpsum.
The form of payment: cash, non-cash.
Payments are made with:
- Available funds from cash department of the enterprise to the address from which the application has been directed;
- A bank transfer to the settlement account in bank (banking details should be specified in the application of the owner of the bond).
Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of bonds to the date of submission of the application for repayment of the bond at a rate of 7 % annually of the face value of the bond.

Issue № 29:

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***3 – C***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-29-00137-A

State registration date of the issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

3 231 pieces

The quantity of placed securities of the issue:

3 229

The quantity of circulating securities of the issue:

3 229

Face value of each valuable paper of the issue:

2 000 rubles

The amount of securities issue at face value:

6 462 000 rubles

The rights assigned for each valuable paper of the issue:

1) Of reception of face value of the bond at its repayment from the issuer in the procedure and during the time specified below in the issue Prospectus;

2) Of reception of the fixed accrued interest at the rate of 7 % annually of the bond face value from the issuer at repayment for the entire circulation period in the procedure and during the time specified below in the issue Prospectus;

3) Of getting, at availability of a technical opportunity for telephone installation, of one extraordinary access to a telephone network;

4) To receive from the issuer at liquidation of the Company the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of Russian Federation, and namely:

- First of all, the claims of citizens before which the liquidated Company bears obligations for causing harm to life and health are satisfied, by capitalization of corresponding time payments;

- In the second stage, severance payment settlements and a remuneration of labor with the persons working under the labor agreement (contract) and on payment of compensations under author's contracts are made;

- In the third stage, claims of creditors under the obligations provided with a pledge of property of the liquidated Company are satisfied;

- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;

- In the fifth stage, settlements with other creditors are made according to the law which concerns owners of bonds.

Other rights stipulated by the legislation of Russian Federation are not applicable.

The procedure and conditions of the issue securities repayment:

From the moment of claming the repayment presented by the issuer to the owner of the bond during the period from 30.12.2009 to 30.12.2010 by submission of a verbal or written application in any form.

The issuer makes repayment of bonds within three months, by payment of face value and of fixed accrued interest at a rate of 7 % of face value of the bond for the entire circulation time.

Periodicity of settlements with the owner of bonds: lumpsum.

The form of payment: cash, non-cash.

Payments are made with:

- Available funds from cash department of the enterprise to the address from which the application has been directed;

- A bank transfer to the settlement account in bank (banking details should be specified in the application of the owner of the bond).

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of bonds to the date of submission of the application for repayment of the bond at a rate of 7 % annually of the face value of the bond.

Issue **№ 30:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***4 – C***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-30-00137-A

State registration date of the issue:

25.10.2002:

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

5 995 pieces

The quantity of placed securities of the issue:

5 967

The quantity of circulating securities of the issue:

5 967

Face value of each valuable paper of the issue:

2 500 rubles

The amount of securities issue at face value:

14 987 500 rubles

The rights assigned for each valuable paper of the issue:

1) To receive from the issuer the face value of the bond at its repayment;
2) Of getting, at availability of a technical opportunity, of an extraordinary access to a telephone network. The owner of bonds makes payment under telephone communication services contract at the tariffs valid at the moment of granting the specified service;
3) To receive from the issuer at liquidation of the Company the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of Russian Federation, and namely:
- First of all, the claims of citizens before which the liquidated Company bears obligations for causing harm to life and health are satisfied, by capitalization of corresponding time payments;
- In the second stage, severance payment settlements and a remuneration of labor with the persons working under the labor agreement (contract) and on payment of compensations under author's contracts are made;
- In the third stage, claims of creditors under the obligations provided with a pledge of property of the liquidated Company are satisfied;
- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;
- In the fifth stage, settlements with other creditors are made according to the law which concerns the owners of bonds.

The procedure and conditions of the issue securities repayment:

The owner of the bond for its repayment directs the application not earlier 30.06.2011 and not later than 30.11.2011.

The issuer makes repayment of bonds by payment of the face value and the fixed accrued interest at a rate of 5 % for the entire circulation time from the face value of the bond.

Payments are made within 30 days from the date of granting to the issuer by the owner of the bond of the application for repayment, but not later than 31.12.2011.

Periodicity of settlements with the owner of the bond: lumpsum.

The form of payment: cash, non-cash.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of bonds to the date of submission of the application for repayment of the bond at a rate of 5 % annually of the face value of the bond.

Issue **№ 31:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***5 – C***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-31-00137-A

State registration date of the issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

800 pieces

The quantity of placed securities of the issue:

800

The quantity of circulating securities of the issue:

800

Face value of each valuable paper of the issue:

700 rubles

The amount of securities issue at face value:

560 000 rubles

The rights assigned for each valuable paper of the issue:

1) To receive from the issuer the face value of the bond at its repayment;

2) Of getting, at availability of a technical opportunity, of an extraordinary access to a telephone network. The owner of bonds makes payment under telephone communication services contract at the tariffs valid at the moment of granting the specified service;

3) To receive from the issuer at liquidation of the Company the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of Russian Federation, and namely:

- First of all, the claims of citizens before which the liquidated Company bears obligations for causing harm to life and health are satisfied, by capitalization of corresponding time payments;

- In the second stage, severance payment settlements and a remuneration of labor with the persons working under the labor agreement (contract) and on payment of compensations under author's contracts are made;

- In the third stage, claims of creditors under the obligations provided with a pledge of property of the liquidated Company are satisfied;

- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;

- In the fifth stage, settlements with other creditors are made according to the law which concerns the owners of bonds.

The procedure and conditions of the issue securities repayment:

The owner of the bond for its repayment directs the application not earlier 30.06.2011 and not later than 30.11.2011.

The issuer makes repayment of bonds by payment of the face value and the fixed accrued interest at a rate of 5 % for the entire circulation time from the face value of the bond.

Payments are made within 30 days from the date of granting to the issuer by the owner of the bond of the application for repayment, but not later than 31.12.2011.

Periodicity of settlements with the owner of the bond: lumpsum.

The form of payment: cash, non-cash.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of bonds to the date of submission of the application for repayment of the bond at a rate of 5 % annually of the face value of the bond.

Issue № **32:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***6 – C***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-32-00137-A

State registration date of the issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

1 500 pieces

The quantity of placed securities of the issue:

1 499

The quantity of circulating securities of the issue:

1 499

Face value of each valuable paper of the issue:

1 400 rubles

The amount of securities issue at face value:

2 100 000 rubles

The rights assigned for each valuable paper of the issue:

1) To receive from the issuer the face value of the bond at its repayment;

2) Of getting, at availability of a technical opportunity, of an extraordinary access to a telephone network. The owner of bonds makes payment under telephone communication services contract at the tariffs valid at the moment of granting the specified service;

3) To receive from the issuer at liquidation of the Company the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of Russian Federation, and namely:

- First of all, the claims of citizens before which the liquidated Company bears obligations for causing harm to life and health are satisfied, by capitalization of corresponding time payments;

- In the second stage, severance payment settlements and a remuneration of labor with the persons working under the labor agreement (contract) and on payment of compensations under author's contracts are made;

- In the third stage, claims of creditors under the obligations provided with a pledge of property of the liquidated Company are satisfied;

- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;

- In the fifth stage, settlements with other creditors are made according to the law which concerns the owners of bonds.

The procedure and conditions of the issue securities repayment:

The owner of the bond for its repayment directs the application not earlier 30.06.2011 and not later than 30.11.2011.

The issuer makes repayment of bonds by payment of the face value and the fixed accrued interest at a rate of 5 % for the entire circulation time from the face value of the bond.

Payments are made within 30 days from the date of granting to the issuer by the owner of the bond of the application for repayment, but not later than 31.12.2011.

Periodicity of settlements with the owner of the bond: lumpsum.

The form of payment: cash, non-cash.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of bonds to the date of submission of the application for repayment of the bond at a rate of 5 % annually of the face value of the bond.

Issue **№ 33:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***1 – Y***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-33-00137-A

State registration date of the issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

18 246 pieces

The quantity of placed securities of the issue:

18 246

The quantity of circulating securities of the issue:

80

Face value of each valuable paper of the issue:

100 rubles

The amount of securities issue at face value:

1 824 600 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at its repayment;

- To receive cash income at a rate of 0.1 % of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure and conditions of the issue securities repayment:
The issuer makes payment of the face value and the sum of income on the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.
Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:
Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at the rate of 0,1 % annually from face value of the bond.

Issue **№ 34:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: *2 – У*
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the issue:
№ 4-34-00137-A
State registration date of the issue:
25.10.2002
State registration date of the report on the issue results:
24.01.2003
The name of state registration body carried out the securities issue state registration:
Russia's FCSM
The name of state registration body carried out state registration of the report on the issue results:
Russia's FCSM
The amount of the issue securities:
500 pieces
The quantity of placed securities of the issue:
500
The quantity of circulating securities of the issue:
500
Face value of each valuable paper of the issue:
2 000 rubles
The amount of securities issue at face value:
1 000 000 rubles
The rights assigned for each valuable paper of the issue:
The owner of the bond has the right:
- To receive from the issuer the face value of the bond at repayment;
- To receive cash income at a rate of 0,1 % of face value of the bond at repayment;
- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0,1 % annually from face value of the bond.

Issue **№ 35:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: *3 – У*

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-35-00137-A

State registration date of the issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

500 pieces

The quantity of placed securities of the issue:

500

The quantity of circulating securities of the issue:

500

Face value of each valuable paper of the issue:

2 000 rubles

The amount of securities issue at face value:

1 000 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0,1 % of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0,1 % annually from face value of the bond.

Issue **№ 36:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***4 – У***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-36-00137-A

State registration date of the issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

500 pieces

The quantity of placed securities of the issue:

500

The quantity of circulating securities of the issue:

500

Face value of each valuable paper of the issue:

2 000 rubles

The amount of securities issue at face value:

1 000 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0,1 % of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0,1 % annually from face value of the bond.

Issue **№ 37:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***5 – У***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-37-00137-А

State registration date of the issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

500 pieces

The quantity of placed securities of the issue:

500

The quantity of circulating securities of the issue:

500

Face value of each valuable paper of the issue:

2 000 rubles

The amount of securities issue at face value:

1 000 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0,1 % of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0,1 % annually from face value of the bond.

Issue **№ 38:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***6 – Y***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-38-00137-A

State registration date of the issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

500 pieces

The quantity of placed securities of the issue:

500

The quantity of circulating securities of the issue:

500

Face value of each valuable paper of the issue:

2 000 rubles

The amount of securities issue at face value:

1 000 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0,1 % of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0,1 % annually from face value of the bond.

Issue **№ 39:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: *7 – Y*

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-39-00137-A

State registration date of the issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

500 pieces

The quantity of placed securities of the issue:

500

The quantity of circulating securities of the issue:

500

Face value of each valuable paper of the issue:

2 000 rubles

The amount of securities issue at face value:

1 000 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0,1 % of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0,1 % annually from face value of the bond.

Issue **№ 40:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***8 – Y***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-40-00137-A

State registration date of the issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

500 pieces

The quantity of placed securities of the issue:

500

The quantity of circulating securities of the issue:

500

Face value of each valuable paper of the issue:

2 000 rubles

The amount of securities issue at face value:

1 000 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0,1 % of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0,1 % annually from face value of the bond.

Issue **№ 41:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***9 – У***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-41-00137-A

State registration date of the issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

500 pieces

The quantity of placed securities of the issue:

500

The quantity of circulating securities of the issue:

500

Face value of each valuable paper of the issue:

2 000 rubles

The amount of securities issue at face value:

1 000 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0,1 % of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0,1 % annually from face value of the bond.

Issue **№ 42:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***10 – Y***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-42-00137-A

State registration date of the issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

500 pieces

The quantity of placed securities of the issue:

500

The quantity of circulating securities of the issue:

500

Face value of each valuable paper of the issue:

2 000 rubles

The amount of securities issue at face value:

1 000 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0,1 % of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0,1 % annually from face value of the bond.

Issue **№ 43:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***BT – 1***

Type: ***interest rate***

Form: ***bearer paper***

State registration number of the issue:

№ 4-43-00137-A

State registration date of the issue:

24.01.2003

State registration date of the report on the issue results:

14.03.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

1 000 000 pieces

Face value of each valuable paper of the issue:

1 000 rubles

The amount of securities issue at face value:

1 000 000 000 rubles

The rights assigned for each valuable paper of the issue:

The bond owner has the right for receiving the bond face value when it is repaid during the period stipulated for this.

The bond owner has the right to receive a fixed interest of the Bond face value (coupon yield).

The bond owner has the right to receive the Bond face value when the Issuer is liquidated in the sequence established in accordance with article 64 of Civil Code of Russian Federation.

The bond owner has the right to sell the Bond without limitations or otherwise dispose of the Bond.

The bond owner has the right to submit the issue bond for repayment and to demand immediate compensation of the debt sum under the bonds in cases listed in item 57.11 of the bonds issue Prospectus and in item 8.6 of the Decision on the bonds issue.

The bond owner is in the right to exercise other rights stipulated by Russian Federation legislation.

In case non-performance and/or inadequate performance by the Issuer of its obligations under

the issue bonds, the owner and/or nominal holder of the bonds has the right to address the entity provided the security for the bonds issue.

The Bonds of BT-1 series are issued in paper form, the certificate is executed for the entire amount of the issue, and the certificate is subject to central storage.
Full and abbreviated brand name of the depositary executing central storage:

Non-commercial partnership "National depositary center"

NCP "NDC"

Depositary's location:

RF, 117049, Moscow, Zhitnaya str., bld., 12

The number of license of professional participant of securities market for carrying out the activity of a depositary at securities market:

177-03431-000100

Date of issue: ***04.12.2000***

The validity term of the depositary's license for carrying out the activity of a depositary:

Unlimited

The body that issued the license: ***Russia's FCSM***

The procedure and conditions of the issue securities repayment:

The Bonds repayment is made by a paying agent by the Issuer instruction (hereinafter – the Paying agent), its functions are executed by:

Full brand name: Joint Stock commercial bank "Moscow Delovoy Mir" (Open joint stock company)
Abbreviated brand name: MDM-Bank
Location: 115035, Moscow, Sadovnicheskaya str., 3
Mail address: 115035, Moscow, Sadovnicheskaya str., 3

The Issuer may appoint additional paying agents and cancel such appointments. Official notification of the Issuer on the said actions is published by the Issuer during the period not later than 10 (Ten) business days following such appointments or their cancellation in "Vedomosty" newspaper.
If the Bonds repayment date falls on a day-off, irrespective if it is a state holiday or a day-off for settlement operations, then the due sum is paid on the first business day following the day-off. The Bond's Owner has no right to demand interest charging or any other compensation for such a delay in the payment.
The Bonds are repaid at the face value.
The Bonds are repaid in Russian Federation currency by non-cash method in favor of the Bonds owners.
It is presumed that nominal holders – National Depositary Center (NDC) depositors are authorized to receive the repayment sums on the Bonds. NDC depositor and/or other entity not authorized by its clients to receive the repayment sums on the Bonds, not later than on the 3-rd (Third) business day prior to the established date of the Bonds repayment, provides to NDC the list of Bonds owners, this list should contain all the requisites, specified below in the List of owners and/or nominal holders of the Bonds.
The Bonds repayment is made in favor of the Bonds owners being such as of the end of the NDC operation day, preceding the sixth day prior to the date of the Bonds repayment (hereinafter – "The date of making up the list of owners and/or nominal holders of the Bonds").
Fulfillment of obligation with respect to the owner, included into the list of owners and/or nominal holders of the Bonds, is recognized to be proper including the case when the Bonds are alienated after the Date of making up the list of owners and/or nominal holders of the Bonds.

Not later than on the 2-nd (Second) business day prior to the date of the Bonds repayment, NDC provides the Issuer and/or Paying agent with the list of owners and/or nominal holders of the Bonds, made up as of the Date of making up the list of owners and/or nominal holders of the Bonds, the list includes the following data:
a) Full name of the entity (person), authorized to receive the repayment sums on the Bonds.
In case the Bonds are transferred by the owner to a nominal holder and the nominal holder is authorized to receive the repayment sums on the Bonds, the full name of the nominal holder is indicated.
In case the Bonds have not been transferred to a nominal holder and/or a nominal holder is not authorized to receive the repayment sums on the Bonds, full name of the Bonds owner is indicated (the owner's surname, name, patronymic – for a natural person);
b) The number of Bonds, tallied at the owner's custody account or at interdepositary account of the nominal holder of the Bonds, authorized to receive the repayment sums on the Bonds;
c) the location and the mail address of the entity (person), authorized to receive the repayment sums on the Bonds;
d) requisites of the bank account of the entity (person), authorized to receive the repayment sums on the Bonds, and namely:
- account number;
- the bank's name, where the account is established;
- the bank's correspondent account, where the account is established;
- bank's identification code of the bank, where the account is established;
e) taxpayer identification number of the entity (person), authorized to receive the repayment sums on the Bonds;
f) tax status of the entity (person), authorized to receive the repayment sums on the Bonds (resident, non-resident with permanent representation office in Russian Federation, non-resident without permanent representation office in Russian Federation, etc.).
The Bonds Owners, their authorized entities (persons), including NDC depositors independently keep track of completeness and actuality of requisites of bank's account, provided by them to NDC. In case of non-providing or untimely providing to NDC of the said requisites, the performance of such obligations is carried out to an entity (a person) who made a claim to meet the obligations and who is the owner of the Bonds as of the date of making the claim. The Issuer meets the obligations under the Bonds on the basis of NDC data.
Not later than on the 2-nd (Second) business day till the date of the Bonds repayment, the Issuer transfers the required money resources to the account of the Paying agent.
Basing on the list of owners and/or nominal holders of the Bonds, provided by NDC, the Paying agent calculates the sums of money resources due to payment to each person, indicated in the list of owners and /or nominal holders of the Bonds.
On the date of the Bonds repayment, the Paying agent transfers the required money resources to the accounts of entities (persons) authorized to receive the repayment sums on the Bonds and indicated in the list of owners and/or nominal holders of the Bonds.
In case one entity (person) is authorized to receive the repayment sums on the Bonds from several owners of the Bonds, then this entity (person) is transferred the total sum without breakdown for each owner of the Bonds.
Prescheduled repayment is not stipulated.

The size of interest income (coupon yield) on the bonds, the procedure and conditions of its payment:
The Bond Owner has the right to receive a fixed interest of the Bond face value (coupon yield).

The date of	Coupon №	Coupon rate

coupon payment		
23.05.2003	1-st coupon	4,75%
22.08.2003	2-nd coupon	4,75%
21.11.2003	3-rd coupon	16,50%
24.02.2004	4-th coupon	16,50%
24.05.2004	5-th coupon	15%
23.08.2004	6-th coupon	15%
22.11.2004	7-th coupon	15%
21.02.2005	8-th coupon	15%
23.05.2005	9-th coupon	15%
22.08.2005	10-th coupon	15%
21.11.2005	11-th coupon	13%
21.02.2006	12-th coupon	13%

The calculation of the payment sum for each coupon per one Bond is made by the following formula:
$Kj = Cj * Nom * (T(j) - T(j-1))/ 365/ 100 \%$
where
j - serial number of coupon period, j=1...12
Kj - the sum of coupon payment for each Bond
Nom - face value of one Bond
C j - the size of the interest rate of the j-th coupon, in per cent annual
T(j -1) - the start date of the the j-th coupon period
T(j) - the end date of the j-th coupon period
The payment sum on the coupon is determined with the precision of one kopeck (rounding-up of the second figure after the comma is made in the following way: if the third figure is more or equal to 5, then the second figure is increased by 1, in case the third figure after the comma is less than 5, then the second figure after the comma is not changed).
If the payment date of coupon yield on any of the twelve coupons on the Bonds falls on a day-off, irrespective if it is a state holiday or a day-off for settlement operations, then the due sum is paid on the first business day following the day-off. The Bond's Owner has no right to demand interest charging or any other compensation for such a delay in the payment.

The Bonds are repaid in Russian Federation currency by non-cash method in favor of the Bonds owners. It is presumed that nominal holders – National Depositary Center (NDC) depositors are authorized to receive the repayment sums on the Bonds. NDC depositor and/or other entity (person) not authorized by its clients to receive the repayment sums on the Bonds, not later than on the 3-rd (Third) business day prior to the established date of the Bonds repayment, provides to NDC the list of Bonds owners, this list should contain all the requisites.
The Bonds repayment is made in favor of the Bonds owners being such as of the end of the NDC operation day, preceding the 6 (Sixth) day prior to the date of the Bonds repayment (hereinafter – "The date of making up the list of owners and/or nominal holders of the Bonds").
Fulfillment of obligation with respect to the owner, included into the list of owners and/or nominal holders of the Bonds, is recognized to be proper including the case when the Bonds are alienated after the date of making up the specified list.
Not later than on the 2-nd (Second) business day prior to the date of the Bonds repayment, NDC provides the Issuer and/or Paying agent with the list of owners and/or nominal holders of the Bonds, made up as of the Date of making up the list of owners and/or nominal holders of the Bonds for income payment

The Bonds Owners, their authorized entities (persons), including NDC depositors independently keep track of completeness and actuality of requisites of bank's account, provided by them to NDC. In case of non-providing or untimely providing to NDC of the said requisites, the performance of such obligations is carried out to an entity (a person) who made a claim to meet the obligations and who is the owner of the Bonds on the date of making the claim. The Issuer meets the obligations under the Bonds on the basis of NDC data.
Not later than on the 2-nd (Second) business day prior to the date of coupon yield payment on the Bonds, the Issuer transfers the required money resources to the account of the Paying agent.
Basing on the list of owners and/or nominal holders of the Bonds, provided by NDC, the Paying agent calculates the sums of money resources due to payment to each person, indicated in the list of owners and/or nominal holders of the Bonds.
On the date of the Bonds coupon yield payment, the Paying agent transfers the required money resources to the accounts of entities (persons) authorized to receive the repayment sums on the Bonds and indicated in the list of owners and/or nominal holders of the Bonds.
In case one entity (person) is authorized to receive coupon yield sums on the Bonds from several owners of the Bonds, then this entity (person) is transferred the total sum without breakdown for each owner of the Bonds.

The list of owners and/or nominal holders of the Bonds, made up for the purposes of the Bonds repayment, is used for the purposes of the payment of yield on the twelfth coupon.
The yield on the twelfth coupon is paid simultaneously with the Bonds repayment.

The kind of provided security:

Guarantee

8.3.3. Data on the issues, for which the issuer has not performed its obligations as regards the securities (default)

The issuer does not have non-executed or inadequately executed obligations on the securities issues.

8.4. Data on entity (entities) provided guarantee for the issue bonds

Issue № **43:**

BT – 1 series bonds are placed by the issuer with the security (guarantee).

Full and abbreviated brand name of the entity provided the security:

Limited Liability Company "Financial group "Web - invest"

LLC "Financial group "Web - invest"

Location of the entity provided the security:

RF, 193124, Saint Petersburg, Proletarskoi diktatury sq., 6

8.5. Terms and conditions of the guarantee to perform obligations on the issue bonds

The method of provided security:

Guarantee.

For bonds secured by guarantee the following is indicated:

The amount in which the guarantor is responsible to the owners of the bonds secured by guarantee:

1 000 000 000 (One billion) rubles and total coupon yield on 1 000 000 bonds

In case of non-performance or inadequate performance by the issuer as regards the obligations on the bonds, the guarantor (the company):

Takes upon itself to be responsible for the Issuer's performance of its obligations arising to the owners of paper interest rate bearer bonds of BT-1 series.
The company takes upon itself to be responsible to the Bonds owners for the following obligations of the Issuer:
- for the repayment by the Issuer of total face value of the Bonds issue;
- for the payment of coupon yield on the Bonds;
- for the Issuer liabilities under the transactions with the Bonds in accordance with public irrevocable offers of the Issuer, the conditions and the procedure of execution of which are established in item 57.13 of the Bonds Issue Prospectus and in item 9. of the Decision on the Bonds issue and are published in mass media.
The company's obligation to be responsible for the Issuer's performance of its obligations to the Bonds owners for repayment of the Bonds face value and/or for payment of yield on the Bonds irises only in the following cases:
- Adoption of resolution on the Issuer liquidation by the Issuer's body authorized to adopt such a resolution, or
- The Issuer does not pay the face value of the Bonds of the current issue or the sum of income on them, or
The Issuer declares its inability to perform financial liabilities in regard to the bonds of the current issue or the Issuer's bonds of other issues, or
- Non-performance, partial non-performance or inadequate performance by the Issuer of its obligations under the transactions with the bonds of the current issue in accordance with public irrevocable offers of the Issuer.
In case of occurrence of the circumstances indicated above, the Issuer's obligations to the Bonds owners are executed by the company for the Issuer in the procedure stipulated by the Contract of guarantee.
Prior to making claim to the Guarantor, the owner or nominal holder of the Bonds should provide for the Guarantor the proof of prior written claim to the Issuer of repayment of bonds and/or payment of coupon yield on the Bonds.
If the Guarantor does not perform its obligations in accordance with the above said Contract, the owners are in the right to apply to court (arbitration court) with the claims to the Issuer and to the Guarantor to pay the bonds face value and compensate the losses.
The company performed the obligations for the Issuer is transferred the rights of creditors under these liabilities in the amount, in which the company satisfied the claim of the Bonds owners or of the nominal holders authorized to receive the Bonds face value and/or coupon yield on the Bonds.

The procedure of making claims to the guarantor by the bonds owners.

The bonds owner, prior to making claim to the guarantor, should provide for the guarantor the proof of prior written claim to the issuer to repay the bonds.

The owner is in the right to make a written claim directly to the guarantor to pay the bonds face value and/or income on them.

The claim to the guarantor should contain the owner's application stating that the sum of payments on the bonds due to him/her was not received by him from the issue.

To receive the bonds repayment sums and/or payments of income on the bonds, the owners should provide for the guarantor the documents stipulated by the ***Contract of guarantee (item 3):***

1) ***Copy of extract*** *for the owner's custody account certified by Non-commercial partnership «National Depositary Center" on the relevant moment of time with indication of the number of bonds belonging to the owner;*

2) ***Letter of advice notice*** *on assignment of rights for claims signed by the owner or by his/her representative;*

3) In case of claim made by the owner's representative, the documents executed in accordance with current regulation legal acts of Russian Federation and confirming the authority

of the person who made the claim on behalf of the owner.

The guarantor also accepts from relevant persons any documents confirming the availability of tax exemptions for these or those owners.

The owners may make claims on the payments on the bonds to the guarantor during two years since the date when the issuer should pay the bonds face value to the owners in accordance with the issue Prospectus.

The size of the value of the issuer's net assets as of the date of the guarantee providing (for quarter 3 of 2002):

3 549 869 thousand rubles

The size of the value of net assets of legal entity provided the guarantee, which secures the performance of the issuer's obligations on the bonds: *the information is not available*

8.6. Data on organizations carrying out the record keeping of rights for the issuer's issuing securities

Organization carrying out the record keeping of the owners of the issuer's registered securities:

Registrar

Full and abbreviated brand name:

Closed Joint Stock Company "Registrator – Sviyaz"

CJSC "Registrator – Sviyaz"

Registrar's location:

RF, 107078, Moscow, Kalanchevskaya str., 15 A

The registrar's license number to carry out the activity of record keeping of the securities owners:

10 -000 -1 -00258

Date of issue: ***01.10.2002***

The validity term of the registrar's license to carry out the activity of record keeping of the securities owners: ***unlimited***

The body issued the license: ***Russia's FCSM***

Other data on record keeping of the issuer's registered securities owners:

18.02.2002 - the date since which the record keeping of the issuer's registered securities is carried out by the said registrar.

The issuer has in circulation the bonds of BT-1 series issued in paper form with execution of the certificate for the entire volume of the issue; this certificate is subject to centralized keeping.

Full and abbreviated brand name:

Non-commercial partnership "National depositary center"

NCP "NDC"

Depositary location:

RF, 125009, Moscow, Srednyi Kislovskyi pereulok, 1/13, building 4

Number of license of professional participant of securities market to carry out the activity of depositary at securities market:

177-03431-000100

Date of issue: ***04.12.2000***

The validity term of the depositary's license to carry out the activity of record keeping of securities owners: ***unlimited***

The body issued the license: ***Russia's FCSM***

8.7. Data on legislative acts regulating the issues of import and export of capital which may affect the payment of dividends, interest and other payments to non-residents

The basic legislative act regulating the issues of import and export of capital is RF Law № 3615-1 of October 9, 1992 "On currency exchange regulation and foreign-exchange controls".

A number of Federal laws ratify the agreement of avoidance of double taxation between Russian Federation and foreign countries. At present the policy of avoidance of double taxation is effective with over 50 countries.

When applying the provisions of international agreements of Russian Federation, a foreign organization should provide to a tax agent paying the income the confirmation of the fact that this foreign organization has a permanent location in the country with which Russian Federation has an international contract (agreement) regulating the issues of taxation, this confirmation should be verified by competent authority of appropriate foreign country. In case if this confirmation is executed in a foreign language, the tax agent is also provided the translation in Russian.

Upon providing by a foreign organization, having the right for receiving income, of the above said confirmation to the tax agent who pays the income prior to the date of the income payment in regard to which Russian Federation international agreement stipulates preferential tax treatment in Russian Federation, then this income is exempted from deduction of the tax at the source of payment or the tax is deducted at the source of payment at reduced rate.

The most important effective laws:

1. Federal law № 167-ФЗ of July 17, 1999 "On ratification of Agreement between RF Government and the Government of the Republic of Cyprus on avoidance of double taxation as regards the taxes for income and capital".
2. Federal law №18-ФЗ of February 8, 1998 "On ratification of Convention between RF Government and the Government of French Republic on avoidance of double taxation and prevention of tax evasion and violation of the tax legislation as regards the taxes on income and property".
3. Federal law № 65-ФЗ of March 19, 1997 "On ratification of Convention between RF Government and the Government of United Kingdom of Great Britain and Northern Ireland on avoidance of double taxation and prevention of tax evasion as regards the taxes on income and on increment value of property, and the Agreement between RF Government and the Government of United Kingdom of Great Britain and Northern Ireland of February 15, 1994 concluded in the form of exchange of notes on application of separate provisions of the Convention".
4. Federal law № 38-ФЗ of February 26, 1997 "On ratification of the Agreement between RF and Swiss Confederation on avoidance of double taxation as regards the taxes on income and capital".
5. Federal law № 42-ФЗ of February 26, 1997 "On ratification of the Agreement between RF Government and the Government of Canada on avoidance of double taxation and prevention of tax evasion as regards the taxes on income and property".

6. Federal law № 158-ФЗ of December 18, 1996 "On ratification of the Agreement between RF and Federal Republic of Germany on avoidance of double taxation as regards the taxes on income and property".
7. The Agreement between RF and the United States of America on avoidance of double taxation and prevention of tax evasion as regards the taxes on income and capital (Washington D.C., June 17, 1992).
8. Convention between the Government of the USSR and the Government of Japan on avoidance of double taxation as regards the income taxes (Tokyo, January 18, 1986).

8.8. Description of the procedure of taxation of incomes on placed and being placed issuing securities of the issuer

During 2004 the incomes were paid to legal entities and natural persons in the form of dividends.

The incomes were taxed in accordance with the norms established by chapters 23 and 25 of Russian Federation Tax Code:

- **The procedure of taxation of natural persons:**

Residents

In accordance with item 2 of article 214 of Russian Federation Tax Code OJSC "VolgaTelecom", being the source of income of natural persons-residents, received in the form of dividends, calculated and deducted the amount of tax separately for each taxpayer applicably to each payment of the specified income at the rate stipulated by item 4 of article 224 of this Code in the procedure stipulated by article 275 of this Code.

In regard to income of share participation in the activity of organization, received in the form of dividends, item 4 of article 224 of RF Tax Code sets the tax rate for income of natural persons-residents in the amount of 6%. However, article 275 of RF Tax Code being referenced to by article 214 of the Code sets a special procedure of defining the tax base for the income paid in the form of dividends:

*The amount of tax, due to deduction from the income of taxpayer (resident) – beneficiary of dividends, is calculated by the tax **agent proceeding from the total amount of tax calculated in the procedure established by this item and the share of each taxpayer in the total amount of dividends.***

Total amount of tax is defined as the product of the tax rate established by sub-item 1 of item 3 of article 284 of this Code and the difference between the amount of dividends due to distribution between the shareholders (participants) in the current tax period, decreased by the amount of dividends due to payment by tax agent in accordance with item 3 of this article in the current tax period, and the amount of dividends received by the tax agent himself in current report (tax) period and previous report (tax) period, if these amounts of dividends did not participate earlier in the calculation while defining taxable income in the form of dividends.

On balance, to define the amount of tax on income paid to residents (to legal entities and natural persons) in the form of dividends, computed tax rate was calculated, for OJSC VolgaTelecom" this rate amounted to **5,57%.** This rate is applied to deduct the tax from natural persons – residents.

The tax for income of natural persons in accordance with items 4, 6 of article 226 of RF Tax Code is deducted and transferred to budget on the day of actual payment of income.

Non-residents

In accordance with item 2 of article 214 of Russian Federation Tax Code OJSC "VolgaTelecom", being the source of income of natural persons – non-residents, received in the form of dividends, calculated and deducted the amount of tax separately for each taxpayer

applicably to each payment of the specified income at the rate stipulated by item 3 of article 224 of this Code – 30%.

The tax for income of natural persons in accordance with item 4, 6 of article 226 of RF Tax Code is deducted and transferred to budget on the day of actual payment of income.

- **The procedure of taxation of legal entities:**

Residents

In accordance with item 2 of article 275 of RF Tax Code OJSC "VolgaTelecom", paying income in the form of dividends to legal entities-residents, is a tax agent and defines the amount of tax taking into account the peculiarities stipulated by this item of RF Tax Code:

*The amount of tax due to deduction from the income of taxpayer (resident) - beneficiary of dividends is calculated by tax **agent proceeding from the total amount of tax computed in the procedure established by this item and from the share of each taxpayer in the total amount of dividends.***

The total amount of tax is defined as the product of tax rate, established by sub-item 1 of item 3 of article 284 of this Code (the rate of 6%), and the difference between the amount of dividends due to distribution between shareholders (participants) in current tax period decreased by the amounts of dividends due to payment by tax agent in accordance with item 3 of this article in current report (tax) period and the amount of dividends received by the tax agent himself in current report (tax) period and previous report (tax) period, if these amounts of dividends did not participate earlier in the calculation while defining taxable income in the form of dividends.

On balance, to define the amount of tax on income paid to residents (to legal entities and natural persons) in the form of dividends, computed tax rate was calculated, for OJSC VolgaTelecom" this rate amounted to **5,57%.** This rate is applied to deduct the tax from legal entities – residents.

For separate beneficiaries of income in the form of dividends – Unit investments funds – the tax was not deducted, as Unit investments funds being separate property complexes **without establishing legal entity**, are not considered to be organizations for applying RF Tax Code, and hence they are not recognized to be taxpayers of the profit tax. This status is confirmed by item 7.2.7 of Methodical recommendations on application of chapter 25 of RF Tax Code approved by Russia's Tax and Duties Ministry order № БГ-3-02/729 of 12.12.2002.

The tax for income in the form of dividends in accordance with item 4 of article 287 of RF Tax Code is deducted and transferred to budget within 10 days following the day of income payment.

Non-residents:

In accordance with item 3 of article 275 of RF Tax Code OJSC "VolgaTelecom", paying income in the form of dividends to legal entities – non-residents, is a tax agent and defines the amount of tax proceeding from the paid amount taking into account the rate stipulated by sub-item 2 of item 3 of article 284 of RF Tax Code – 15%.

Reduced rates (5% and 10%) were applied to separate beneficiaries of dividends in accordance with item 1 of article 312 of RF Tax Code on the basis of non-residents' providing the documents confirming their permanent stay in the country with which Russian Federation has an international treaty (agreement) regulating the issue of concessional mode of taxation.

The tax for income in the form of dividends in accordance with item 4 of article 287 of RF Tax Code is deducted and transferred to budget within 10 days following the day of income payment.

8.9. Data on declared (charged) and paid dividends on the issuer's shares, and also on the incomes on the issuer's bonds

For year 1999

Category of shares: ***ordinary***

The amount of declared (charged) dividends on the issuer's ordinary shares as per one share: ***0.14 ruble***

The amount of declared (charged) dividends in total on all ordinary shares: ***12 251 002 rubles***

The name of the issuer's body adopted (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was adopted: ***28.06.2000***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was adopted: ***№ 7 of 28.06.2000***

The time period established for the payment of declared dividends on the issuer's shares:

From 28.07.2000 to 01.01.2001

The form and other conditions of the payment of declared dividends on the issuer's shares:

Mixed form

The report period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***1999***

Total amount of dividends paid on all ordinary shares of the issuer for each report period for which the resolution on payment (declaration) of dividends was adopted: ***12 222 662 rubles***

The reasons of non-payment of declared dividends:

Other data on declared and/or paid dividends on ordinary shares: *none*

For year 1999

Category and type of shares: ***preferred shares of A type***

The amount of declared (charged) dividends on the issuer's preferred shares of A type as per one share: ***0.60 ruble***

The amount of declared (charged) dividends in total on all preferred shares of A type:

17 470211 rubles

The name of the issuer's body that adopted (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was adopted: ***28.06.2000***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was adopted: ***№ 7 of 28.06.2000***

The time period established for the payment of declared dividends on the issuer's shares:

From 28.07.2000 to 01.01.2001

The form and other conditions of the payment of declared dividends on the issuer's shares:

Mixed form

The report period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***1999***

Total amount of dividends paid on all preferred shares of A type of the issuer for each report period for which the resolution on payment (declaration) of dividends was adopted:

17 327 834 rubles

The reasons of non-payment of declared dividends:

Other data on declared and/or paid dividends on preferred shares: *none*

For year 2000

Category of shares: ***ordinary***

The amount of declared (charged) dividends on the issuer's ordinary shares as per one share:
0.27 ruble

The amount of declared (charged) dividends in total on all ordinary shares: ***23 626 708 rubles***

The name of the issuer's body that adopted (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was adopted: ***25.06.2001***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was adopted: ***№ 8 of 25.06.2001***

The time period established for the payment of declared dividends on the issuer's shares:
From 25.07.2001 to the fiscal year end

The form and other conditions of the payment of declared dividends on the issuer's shares:
In cash, and also by other property in case of a shareholder's consent

The report period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2000***

Total amount of dividends paid on all ordinary shares of the issuer for each report period for which the resolution on payment (declaration) of dividends was adopted: ***23 557 315 rubles***

The reasons of non-payment of declared dividends:

Other data on declared and/or paid dividends on ordinary shares: *none*

For year 2000

Category and type of shares: ***preferred shares of A type***

The amount of declared (charged) dividends on the issuer's preferred shares of A type as per one share: ***1.04 ruble***

The amount of declared (charged) dividends in total on all preferred shares of A type:
30 502 509 rubles

The name of the issuer's body adopted (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was adopted: ***25.06.2001***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was adopted: ***№ 8 of 25.06.2001***

The time period established for the payment of declared dividends on the issuer's shares:
From 25.07.2001 to the fiscal year end

The form and other conditions of the payment of declared dividends on the issuer's shares:
In cash, and also by other property in case of a shareholder's consent

The report period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2000***

Total amount of dividends paid on all preferred shares of A type of the issuer for each report period for which the resolution on payment (declaration) of dividends was adopted:
30 028 419 rubles

The reasons of non-payment of declared dividends:

Other data on declared and/or paid dividends on preferred shares: *none*

For year 2001

Category of shares: ***ordinary***

The amount of declared (charged) dividends on the issuer's ordinary shares as per one share:

0.32 ruble

The amount of declared (charged) dividends in total on all ordinary shares: ***28 000 795 rubles***

The name of the issuer's body that adopted (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was adopted: ***28.06.2002***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was adopted: ***№ 10 of 28.06.2002***

The time period established for the payment of declared dividends on the issuer's shares:

From 28.07.2002 to 31.12.2002

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash or by other property in case of a shareholder's consent to receive dividends in such a form

The report period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2001***

Total amount of dividends paid on all ordinary shares of the issuer for each report period for which the resolution on payment (declaration) of dividends was adopted: ***27 912 628 rubles***

The reasons of non-payment of declared dividends:

Other data on declared and/or paid dividends on ordinary shares: *none*

For year 2001

Category and type of shares: ***preferred shares of A type***

The amount of declared (charged) dividends on the issuer's preferred shares of A type as per one share: ***0.96 ruble***

The amount of declared (charged) dividends in total on all preferred shares of A type:

27 993 888 rubles

The name of the issuer's body that adopted (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was adopted: ***28.06.2002***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was adopted: ***№ 10 of 28.06.2002***

The time period established for the payment of declared dividends on the issuer's shares:

From 28.07.2002 to 31.12.2002

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash or by other property in case of a shareholder's consent to receive dividends in such a form

The report period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2001***

Total amount of dividends paid on all preferred shares of A type of the issuer for each report period for which the resolution on payment (declaration) of dividends was adopted:

27 689 787 rubles

The reasons of non-payment of declared dividends:

Other data on declared and/or paid dividends on preferred shares: *none*

For year 2002

Category of shares: ***ordinary***

The amount of declared (charged) dividends on the issuer's ordinary shares as per one share: ***0.7066 ruble***

The amount of declared (charged) dividends in total on all ordinary shares: ***173 802 112 rubles***

The name of the issuer's body that adopted (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was adopted: ***27.06.2003***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was adopted: ***№ 3 of 27.06.2003***

The time period established for the payment of declared dividends on the issuer's shares:

From 27.07.2003 to 31.12.2003

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash or by other property in case of a shareholder's consent to receive dividends in such a form

The report period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2002***

Total amount of dividends paid on all ordinary shares of the issuer for each report period for which the resolution on payment (declaration) of dividends was adopted: ***173 505 270 rubles***

The reasons of non-payment of declared dividends:

Other data on declared and/or paid dividends on ordinary shares: *none*

For year 2002

Category and type of shares: ***preferred shares of A type***

The amount of declared (charged) dividends on the issuer's preferred shares of A type as per one share: ***1.7954 ruble***

The amount of declared (charged) dividends in total on all preferred shares of A type: ***147 193 004 rubles***

The name of the issuer's body that adopted (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was adopted: ***27.06.2003***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was adopted: ***№ 3 of 27.06.2003***

The time period established for the payment of declared dividends on the issuer's shares:

From 27.07.2003 to 31.12.2003

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash or by other property in case of a shareholder's consent to receive dividends in such a form

The report period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2002***

Total amount of dividends paid on all preferred shares of A type of the issuer for each report period for which the resolution on payment (declaration) of dividends was adopted:

143 254 944 rubles

The reasons of non-payment of declared dividends:

Other data on declared and/or paid dividends on preferred shares: *none*

For year 2003

Category of shares: ***ordinary***

The amount of declared (charged) dividends on the issuer's ordinary shares as per one share: ***0,9186 ruble.***

The amount of declared (charged) dividends in total on all ordinary shares: ***225 947 662 rubles***

The name of the issuer's body that adopted (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was adopted: ***22.06.2004***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was adopted: ***№ 4 of 23.06.2004***

The time period established for the payment of declared dividends on the issuer's shares:

From 15.07.2004 to 15.12.2004

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash

The report period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2003***

Total amount of dividends paid on all ordinary shares of the issuer for the report period for which the resolution on payment (declaration) of dividends was adopted: ***117 359 731 rubles***

The reasons of non-payment of declared dividends:

Other data on declared and/or paid dividends on ordinary shares: *none*

For year 2003

Category and type of shares: ***preferred shares of A type***

The amount of declared (charged) dividends on the issuer's preferred shares of A type as per one share: ***2,4510 rubles***

The amount of declared (charged) dividends in total on all preferred shares of A type:

200 941 317 rubles

The name of the issuer's body that adopted (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was adopted: ***22.06.2004***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was adopted: ***№ 4 of 23.06.2004***

The time period established for the payment of declared dividends on the issuer's shares:

From 15.07.2004 to 15.12.2004

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash

The report period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2003***

Total amount of dividends paid on all preferred shares of A type of the issuer for each report period for which the resolution on payment (declaration) of dividends was adopted:

115 047 874 rubles

The reasons of non-payment of declared dividends:

Other data on declared and/or paid dividends on preferred shares: *none*

The issuers who had issued **the bonds** on which the income was paid should provide the following data:

Kind of securities: ***bonds***

Series: ***BT - 1***

Form: ***paper bearer***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-43-00137-A***

State registration date: ***24.01.2003***

State registration date of the report on the bonds issue results: ***14.03.2003***

The quantity of the bonds of the issue: ***1 000 000 pieces***

Face value of each bond of the issue: ***1 000 rubles***

The amount of the bonds issue at face value: ***1 000 000 000 rubles***

Type of yield paid on the bonds of the issue: ***interest (coupon)***

The size of the yield due to payment in cash on the issue bonds as per one bond: ***37,81 rubles (15% annual)***

The total size of the yield due to payment in cash on all the issue bonds: ***37 810 000 rubles***

The time period established for the payment of yield on the issue bonds: ***24.05.2004***

The form and other conditions of the payment of yield on the issue bonds:

In Russian Federation currency, in non-cash form

Report period (year, quarter) for which the yield for the issue bonds was (is) paid: ***quarter 3 of year 2004***

Total size of yield paid on all the bonds of the issue for each report period for which such yield had been paid:

Quarter 2 of 2003 (23.05.2003) – 11 840 000 rubles

Quarter 3 of 2003 (22.08.2003) - 11 840 000 rubles

Quarter 4 of 2003 (21.11.2003) – 41 140 000 rubles

Quarter 1 of 2004 (24.02.2004) – 41 590 000 rubles

Quarter 2 of 2004 (24.05.2004) – 37 810 000 rubles

Quarter 3 of 2004 (23.08.2004) – 37 400 000 rubles

The reasons of non-payment of the yield: *the yield was paid in full*

Other data on the yields on the issue bonds: *none*

Kind of securities: ***bonds***

Series: ***10 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-10-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***488 pieces***

Face value of each bond of the issue: ***2 500 rubles***

The amount of the bonds issue at face value: ***1 220 000 rubles***

Type of yield paid on the issue bonds: ***interest***

The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money form***

Interest on the bond is charged under the condition of its submission for repayment for the period staring from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of the yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***
The time period established for the payment of the yield on the issue bonds: ***to 06.11.2003***
The form and other conditions of the payment of the yield on the issue bonds: ***in rubles***
Report period (year, quarter) for which the yield on the issue bonds was (is) paid: *quarter 4 of 2003*
Total size of yield paid on all the bonds of the issue for each report period for which such yield had been paid:
Quarter 4 of 2003 - 6 768 rubles
Reasons of non-payment of the yield:
Other data on the yield on the issue bonds:
The size of the yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***
Series: ***11 - O***
Form: ***registered paperless***
Other identification features of the bonds issue:
Type: ***interest rate***
State registration number of the bonds issue: ***№ 4-11-00137-A***
State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***280 pieces***
Face value of each bond of the issue: ***2 500 rubles***
The amount of the bonds issue at face value: ***700 000 rubles***
Type of yield paid on the issue bonds: ***interest***
The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money form***
Interest on the bond is charged under the condition of its submission for repayment for the period staring from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.
The total size of the yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***
The time period established for the payment of the yield on the issue bonds: ***to 06.11.2003***
The form and other conditions of the payment of yield on the issue bonds: ***in rubles***
Report period (year, quarter) for which the yield on the issue bonds was (is) paid: *year 2003*
Total size of the yield paid on all bonds of the issue for each report period for which such yield had been paid:
Quarter 1 of 2003 – 144 rubles
Quarter 2 of 2003 – 0 ruble
Quarter 3 of 2003 - 0 ruble
Quarter 4 of 2003 - 0 ruble
Other data on the yield on the issuer bonds:
The size of the yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***

Series: ***18 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-18-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***182 pieces***

Face value of each bond of the issue: ***6 000 rubles***

The amount of the bonds issue at face value: ***1 092 000 rubles***

Type of yield paid on the issue bonds: ***interest***

The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money form***

Interest on the bond is charged under the condition of its submission for repayment for the period staring from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of the yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of yield on the issue bonds: ***to 15.04.2004***

The form and other conditions of the payment of yield on the issue bonds: ***in rubles***

Report period (year, quarter) for which the yield on the issue bonds was (is) paid: year *2003, quarter 1 of year 2004*

Total size of the yield paid on all the bonds of the issue for each report period for which such yield had been paid:

Quarter 1 of 2003 – 0 ruble

Quarter 2 of 2003 – 117,7 rubles

Quarter 3 of 2003 - 0 ruble

Quarter 4 of 2003 - 0 ruble

Quarter 1 of 2004 – 1 105,60 rubles

Other data on the yield on the issuer bonds:

The size of the yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***

Series: ***19 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-19-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***70 pieces***

Face value of each bond of the issue: ***6 000 rubles***

The amount of the bonds issue at face value: ***420 000 rubles***

Type of yield paid on the issue bonds: ***interest***

The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money form***

Interest on the bond is charged under the condition of its submission for repayment for the period staring from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of the yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of yield on the issue bonds: ***to 15.04.2004***

The form and other conditions of the payment of yield on the issue bonds: ***in rubles***

Report period (year, quarter) for which the yield on the issue bonds was (is) paid: *year 2003*

Total size of the yield paid on all the bonds of the issue for each report period for which such yield had been paid:

Quarter 1 of 2003 – 52 rubles

Quarter 2 of 2003 – 0 ruble

Quarter 3 of 2003 - 0 ruble

Quarter 4 of 2003 - 0 ruble

Other data on the yield on the issuer bonds:

The size of the yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***

Series: ***20 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-20-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***405 pieces***

Face value of each bond of the issue: ***6 000 rubles***

The amount of the bonds issue at face value: ***2 430 000 rubles***

Type of yield paid on the issue bonds: ***interest***

The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money form***

Interest on the bond is charged under the condition of its submission for repayment for the period staring from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of the yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of yield on the issue bonds: ***to 15.04.2004***

The form and other conditions of the payment of yield on the issue bonds: ***in rubles***

Report period (year, quarter) for which the yield on the issue bonds was (is) paid: *year 2003*

Total size of the yield paid on all the bonds of the issue for each report period for which such yield had been paid:

Quarter 1 of 2003 – 1 144 rubles

Quarter 2 of 2003 – 0 ruble
Quarter 3 of 2003 - 0 ruble
Quarter 4 of 2003 - 52 rubles

Other data on the yield on the issuer bonds:
The size of the yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***
Series: ***21 - O***
Form: ***registered paperless***
Other identification features of the bonds issue:
Type: ***interest rate***
State registration number of the bonds issue: ***№ 4-21-00137-A***
State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***288 pieces***
Face value of each bond of the issue: ***6 000 rubles***
The amount of the bonds issue at face value: ***1 728 000 rubles***
Type of the yield paid on the issue bonds: ***interest***
The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money form***
Interest on the bond is charged under the condition of its submission for repayment for the period staring from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.
The total size of the yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***
The time period established for the payment of yield on the issue bonds: ***to 15.04.2004***
The form and other conditions of the payment of yield on the issue bonds: ***in rubles***
Report period (year, quarter) for which the yield on the issue bonds was (is) paid: *year 2003*
Total size of the yield paid on all the bonds of the issue for each report period for which such yield had been paid:
Quarter 1 of 2003 – 5 441,34 rubles
Quarter 2 of 2003 – 0 ruble
Quarter 3 of 2003 - 0 ruble
Quarter 4 of 2003 - 1 701,93 rubles

Other data on the yield on the issuer bonds:
The size of the yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***
Series: ***22 - O***
Form: ***registered paperless***
Other identification features of the bonds issue:
Type: ***interest rate***
State registration number of the bonds issue: ***№ 4-22-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***417 pieces***

Face value of each bond of the issue: ***6 000 rubles***

The amount of the bonds issue at face value: ***2 502 000 rubles***

Type of the yield paid on the issue bonds: ***interest***

The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money form***

Interest on the bond is charged under the condition of its submission for repayment for the period staring from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of the yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of yield on the issue bonds: ***to 15.04.2004***

The form and other conditions of the payment of yield on the issue bonds: ***in rubles***

Report period (year, quarter) for which the yield on the issue bonds was (is) paid: *year 2003*

Total size of the yield paid on all the bonds of the issue for each report period for which such yield had been paid:

Quarter 1 of 2003 – 44,19 rubles

Quarter 2 of 2003 – 69,37 rubles

Quarter 3 of 2003 - 0 ruble

Quarter 4 of 2003 - 74,37 rubles

The reasons of the yield non-payment:

Other data on the yield on the issuer bonds:

The size of the yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***

Series: ***24 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-24-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***500 pieces***

Face value of each bond of the issue: ***6 000 rubles***

The amount of the bonds issue at face value: ***3 000 000 rubles***

Type of the yield paid on the issue bonds: ***interest***

The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money form***

Interest on the bond is charged under the condition of its submission for repayment for the period staring from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of the yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is***

different

The time period established for the payment of yield on the issue bonds: ***to 15.04.2004***

The form and other conditions of the payment of yield on the issue bonds: ***in rubles***

Report period (year, quarter) for which the yield on the issue bonds was (is) paid: *year 2003*

Total size of the yield paid on all the bonds of the issue for each report period for which such yield had been paid:

Quarter 1 of 2003 – 364,38 rubles

Quarter 2 of 2003 – 109,13 rubles

Quarter 3 of 2003 - 0 ruble

Quarter 4 of 2003 - 0 ruble

Other data on the yield on the issuer bonds:

The size of the yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***

Series: ***25 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-25-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***180 pieces***

Face value of each bond of the issue: ***6 000 rubles***

The amount of the bonds issue at face value: ***1 080 000 rubles***

Type of yield paid on the issue bonds: ***interest***

The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money form***

Interest on the bond is charged under the condition of its submission for repayment for the period staring from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of the yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of yield on the issue bonds: ***to 15.04.2004***

The form and other conditions of the payment of yield on the issue bonds: ***in rubles***

Report period (year, quarter) for which the yield on the issue bonds was (is) paid: *year 2003*

Total size of the yield paid on all the bonds of the issue for each report period for which such yield had been paid:

Quarter 1 of 2003 – 92,54 rubles

Quarter 2 of 2003 – 0 ruble

Quarter 3 of 2003 - 0 ruble

Quarter 4 of 2003 - 0 ruble

Other data on the yield on the issuer bonds:

The size of the yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***

Series: ***1 - C***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-27-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***143 440 pieces***

Face value of each bond of the issue: ***100 rubles***

The amount of the bonds issue at face value: ***14 344 000 rubles***

Type of yield paid on the issue bonds: ***interest***

The size of the yield which was due to payment on the issue bonds in money form as per one bond: ***1 ruble per year***

The total size of the yield which was due to payment on the issue bonds in money form for all the bonds of the issue: ***663 632 rubles 42 kopecks***

The time period established for the payment of yield on the issue bonds:

From 30 .06.2003 to 30.06.2005

The form and other conditions of the payment of yield on the issue bonds: ***cash, non-cash. The payment is made on the basis of the bonds owner application within 30 days since the date of the application filing.***

Report period (year, quarter) for which the yield on the issue bonds was (is) paid: ***Quarter 3 of year 2004***

Total size of the yield paid on all the bonds of the issue for each report period for which such yield had been paid:

Quarter 3 of 2003 - 34 619,1 rubles

Quarter 4 of 2003 - 19 427,85 rubles

Quarter 1 of 2004 - 34 472,83 rubles

Quarter 2 of 2004 - 14 527,62 rubles

Quarter 3 of 2004 - 9 421,07 rubles

Other data on the yield on the issue bonds: ***The payment of the yield on the issue bonds is made by the issuer since 30.06.2003 – the date of starting the bonds repayment.***

Kind of securities: ***bonds***

Series: ***1 - У***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-33-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***18 246 pieces***

Face value of each bond of the issue: ***100 rubles***

The amount of the bonds issue at face value: ***1 824 600 rubles***

Type of yield paid on the issue bonds: ***interest***

The size of the yield which was due to payment on the issue bonds in money form as per one bond:

0,1 ruble

The total size of the yield which was due to payment on the issue bonds in money form for all the bonds of the issue: ***1824,6 rubles***

The time period established for the payment of yield on the issue bonds:

The date of the repayment start: 29.06.2003

The date of the repayment end: 29.06.2004

The form and other conditions of the payment of yield on the issue bonds: ***in rubles***

Report period (year, quarter) for which the yield on the issue bonds was (is) paid: *year 2003, quarters 1 and 2 of year 2004*

Total size of the yield paid on all the bonds of the issue for each report period for which such yield had been paid:

Quarter 1 of 2003 – 0 ruble

Quarter 2 of 2003 – 0 ruble

Quarter 3 of 2003 - 39,7 rubles

Quarter 4 of 2003 - 1 277,4 rubles

Quarter 1 of 2004 - 16,40 rubles

Quarter 2 of 2004 – 491,10 rubles

Other data on the yield on the issue bonds: *none*

8.10. Other data

In August 2004 "Standard&Poor's" changed the issuer's corporate governance rating (CGR). As a result the Company's CGR was increased to CGR – 5+ (CGR – 5,9 by national scale).

There are no other data on the issuer and its securities as stipulated by Federal law "On securities market" or other federal laws.

OJSC "VOLGATELECOM"

APPENDIX TO
QUARTERLY REPORT OF THE ISSUER OF ISSUING SECURITIES
FOR QUARTER 3 OF YEAR 2004

Appendix to item № 5.1. **Data on the structure and scope of competence of the issuer's management bodies.**

APPROVED by

OJSC "VolgaTelecom" Board of directors

March 11, 2004

The Code of Corporate governance of OJSC "VolgaTelecom"

Nizhny Novgorod city, 2004

Table of contents:

Introduction

Open Joint Stock Company "VolgaTelecom" (hereinafter – the Company) is the largest telecommunications services operator of Povolzhskyi region of Russia.

Realizing its mission in meeting the customers' needs in high quality and reliability communication services, proceeding from the intent to develop as modern company capable of attracting the investments for the solution of these tasks, meeting high business, technological and financial standards, the Company voluntary takes upon itself to follow the principles and rules of corporate governance of this Code in its activity.

The purpose of adopting this Code by the Company is to form and implement to day-to-day activity the principles and the rules of corporate governance contributing to successful development of the Company expressed first of all in long-term prospects of the Company's development, in the growth of its value, in meeting legitimate interests and rights of all the stockholders and in forming positive image of the Company between the stockholders, employees, the Company's customers and other interested parties.

The principles and the rules contained in this Code meet international standards of the best practice of corporate governance and represent higher, as compared with current legislation, level of functioning of management and control bodies, of business culture and compliance with high ethical norms.

As the practice of corporate management in Russia and abroad develops, the Company will improve the rules and principles of corporate governance stated in this Code and ensure their more complete abidance in its day-to-day activity.

1. The principles of corporate governance

1.1. Corporate governance is the system of principles, norms and rules in accordance with which the relations between stockholders, members of the Board of directors, the Company's executive bodies and other interested parties are regulated.

1.2. The Company commits itself to perfect corporate management in accordance with the principles ensuring:

- Factual opportunity for the stockholders to exercise their rights related to participation in the Company;
- Equal treatment of stockholders possessing the shares of the same type (category), including minority and foreign stockholders;
- Exercising by the Board of directors of strategic management of the Company's activity and efficient control by the Board of directors over the activity of the Company's executive bodies, and also the accountability of the members of the Board of directors to the Company's stockholders;
- Reasonable and bona fide exercising by the Company's executive bodies of efficient management of the Company's current activity in the interests of ensuring its long-term, stable development and obtaining profit by the stockholders from this activity; the accountability of executive bodies to the Company's Board of directors and its stockholders;
- Timely disclosure of exact and true information on the Company, including on its financial status, economic indicators, the structure of property and management, essential corporate actions in order to ensure the opportunity to take informed decisions by the Company's stockholders and investors;
- Efficient control over the Company's financial-economic activity in order to protect the rights and legitimate interests of the stockholders;
- Observance of legitimate rights of the Company's employees, development of partnership relations between the Company and the employees in solution of social issues and regulation of labor conditions;
- Active cooperation of the Company with investors, creditors and other interested parties in order to increase the Company's value, including the growth of its assets, the price of shares and other securities, raising its reputation.

1.3. The Company realizes the importance of perfecting the corporate governance of its affiliated and dependent companies and seeking to ensure the openness and transparency of the activity of the said organizations and also to introduce the basic principles of this Code in them.

2. The rights of the Company's stockholders

2.1. In its activity the Company proceeds from the fact that its management and control bodies, and first of all the Board of directors, the Company's Management board and General director ensure the observance of rights and protection of the Company's stockholders interests.

2.2. The Company to the maximum ensures reliable and efficient accounting of property rights of the stockholders for the shares by transferring the functions of depositing and keeping the register of stockholders to a specialty registrar who is independent in relation to the Company and has proper technical facilities and control systems ensuring qualitative keeping and safety of the register data, the registrar acting on the

basis of license in accordance with the requirements of current legislation.

2.3. The stockholders have the right in their discretion to freely dispose of the shares in their possession, to perform any acts not contradicting the law and not violating the rights and law protected interests of other parties, including the transfer of their shares to the possession of other persons.

2.4. In its activity the Company proceeds from regular and timely ensuring of receipt by the stockholders of exact and complete information allowing for them to take optimal decisions on the issues of the Company's activity and disposal of securities in their possession.

2.5. The Company ensures the right of the stockholders to participate in the management of the Company's activity and adoption of decisions on the most important issues of the Company's activity. The Company observes the stockholders' right to get profit share of the Company in the form of dividends and tends to the predictability of the Company's dividend policy for the stockholders. The Company will conduct the policy aimed for the receipt by the stockholders of dividends of the declared amount and within short-term period.

2.6. The Company expects that the stockholders will not abuse the rights granted to them and will not perform the acts aimed at causing harm to other stockholders or to the Company.

3. General meeting of stockholders

3.1. The Company complies with the requirements of Russian Federation legislation to the procedure of preparation and holding of general meeting of stockholders and makes efforts to perfect the procedures of preparation and holding of general meetings of stockholders.

3.2. The procedure of preparation and holding of general meeting of stockholders is regulated by the Charter and the internal document of the Company – "Provision on the procedure of holding general meeting of OJSC "VolgaTelecom" stockholders (hereinafter – the Provision on holding general meeting of stockholders).

3.3. The Company applies the methods of giving notice to the stockholders on the convocation of general meeting of stockholders, these methods ensure timely provision of the information to all the persons included into the list of persons having the right to participate in general meeting of stockholders.

3.4. Along with the major method of notifying the stockholders by mailing a communication about holding the meeting to every stockholder, the Company uses additional channels: publication of information about holding general meeting of stockholders in one nationwide daily – "Rossiiskaya gazeta" having one of the largest readership circulation in the country, and also in a number of leading mass media of Russian Federation subjects on the territory of which the Company is operating. The Company uses its corporate Internet site www.volgatelecom.ru as an additional method of notifying the stockholders on holding general meeting.

3.5. The Company tends to extend the time period for notification of the stockholders about the upcoming general meeting and to notify the stockholders about holding general meeting of stockholders at least 30 days prior to the date of its

holding, if the legislation does not stipulate a longer period.

3.6. The Company tends to expand the content of communication about holding general meeting of stockholders and to provide in the communication about holding of formal general meeting the information about the beginning and the end of registration and the location of registration, and in case of absentee voting – the date to which the voting ballots should be received.

3.7. The Company provides the stockholders participating in the general meeting the opportunity to familiarize with the information providing complete insight of the Company's activity required for taking informed, better decisions on the issues of the agenda of the general meeting. The stockholders can familiarize with the information:

- At the location of the Company's executive body,
- In the Company's branches,
- At the Company's website in the Internet: www.volgatelecom.ru

3.8. The volume of information provided to the stockholders is defined by the Charter and the Provision on the procedure of holding general meeting of stockholders.

3.9. The persons having the right to participate in stockholders' general meeting are provided the following information (materials) in the procedure and to the address (addresses) indicated in the communication about holding general meeting of stockholders:

- Annual accounting statement, including auditor's report, the Company's Auditing committee report based on the results of the check of the annual accounting statement,
- Data on the candidates to the Company's Board of directors, to the Company's Auditing committee,
- The draft of changes and addenda introduced to the Company's Charter, or the draft of the Company's Charter in a new wording,
- The drafts of the Company's internal documents,
- The drafts of other documents the adoption of which is stipulated by the drafts of resolutions of the stockholders' general meeting,
- The drafts of resolutions of the stockholders' general meeting,
- Other information (materials) required for provision in accordance with current legislation,
- Other information (materials) for adopting the resolutions on the issues of the agenda of the stockholders' general meeting included by the Board of directors in the list of information (materials) provided to the stockholders during the preparation to holding the stockholders' general meeting.

3.10. For exercising the right of stockholders to participate in general meeting, the Company adopts internal documents ensuring in accordance with legislation the rights of stockholders to demand the convocation of general meeting and bring forward the motions in the meeting's agenda, the capability to duly get prepared for participation in the stockholders' general meeting, and also the capability of exercising the right of vote by each stockholder.

3.11. In its internal documents the Company defines the rules and the procedure of holding general meeting of stockholders in such a way so that they ensure equal treatment of all stockholders, facilitate stockholders' participation in the general meeting and expression of their opinion on the issues put on the meeting's agenda.

3.12. Stockholders (stockholder) who are in total the owners of at least 2 percent of the Company's voting shares have the right to introduce the issues to the agenda of annual general meeting of stockholders, to nominate candidates to the Company's Board of directors, to the Company's Auditing committee. Stockholders who are the owners of at least 10 percent of the Company's voting shares have the right to convene extraordinary general meeting of stockholders. The specified stockholders (stockholder) do not submit the extract from stockholders' register in case, if their rights for the shares are accounted for in the system of keeping the register of stockholders, if their rights for the shares are accounted for at custody account at depositary then it is sufficient to submit the extract from custody account of the depositary.

3.13. The Company provides the stockholders who possess at least 1% of votes the capability of familiarizing with the list of persons having the right to participate in stockholders' general meeting starting from the date of announcement of holding stockholders' general meeting and to the date of closing of formal general meeting of stockholders, and in case of absentee general meeting of stockholders – to the date of the end of acceptance of ballots for voting at the location of the executive body.

3.14. When forming the agenda of the stockholders' general meeting the Company defines the issues of the agenda in such a way so that to avoid their different or ambiguous interpretation.

3.15. The Company provides the registration of the participants of stockholders' general meeting; this registration provides the capability to all the stockholders wishing to participate in the general meeting to come through this procedure before the general meeting beginning. The description of this procedure is stated in the Provision on the procedure of holding stockholders' general meeting.

3.16. The Company provides the rules of order of stockholders' general meeting which guarantee reasonable, equal capability to all the stockholders present at the meeting to express their opinion and ask questions on the agenda.

3.17. In order to provide the stockholders the capability of getting answers to their questions the Company commits to secure the presence of the members of the Board of directors, representatives of the executive bodies and the Company's Auditing committee at the stockholders' general meeting.

3.18. The Company tends to secure the presence of candidates to the new structure of the Company's Board of directors and the representatives of the Company's auditor at the stockholders' general meeting.

3.19. The Company tends to exclude any doubts in the correctness of totaling the results of voting and for this purpose it transfers the functions of the Company's counting commission to an independent registrar and provides the totaling of the results of voting and their disclosure before the closing of the stockholders' general meeting.

3.20. When defining the location, the date and the time of holding general meeting of stockholders the Company proceeds from the necessity to provide the stockholders with real and light capability to participate in the meeting.

4. The Company's Board of directors

4.1. The Board of directors is a joint management body of the Company carrying out general management of its activity, excluding the solution of issues referred by federal laws and the Company's Charter to the competence of stockholders' general meeting and the Company's executive body.

4.2. The basic purposes of the activity of the Board of directors are the control over ensuring the efficient management of the company's activity in order to ensure long-term, stable development of the Company, the growth of its value, protection of rights and legitimate interests of the stockholders.

4.3. The major trends of the activity of the Board of directors are:

- Strategy formulation of the Company's development and control over its implementation;
- Control over the activity of the executive bodies;
- Ensuring the efficient activity of the system of internal control and risk management;
- Ensuring the protection of stockholders' rights and also contributory influence in the settlement of corporate conflicts.

4.4. In the course of preparing and adopting the decisions the Board of directors tends to take into account the interests of labor collective, partners, creditors, local public and other interested groups of the Company.

4.5. The purposes, principles of activity, competence, operating procedures of the Board of directors, the rights and duties of the members of the Board of directors are stated in the Charter and in the Company's internal document "Provision on the Board of directors of OJSC "VolgaTelecom".

4.6. In its decisions the Board of directors proceeds from the necessity to act right in relation to all the stockholders, and may not take into account the interests of only some single group of stockholders. The Board ensures the creation of the system of identifying and settlement of potential conflicts of interests both between its members and in the activity of the executive body.

4.7. The Board of directors ensures equal conditions to all the stockholders to exercise their rights.

4.8. The Company's Board of directors holds its sessions at least once a month in accordance with the approved action plan. The sessions of the Board of directors may be held in the form of joint attendance (including by using conference call) or in the form of absentee voting. The company tends to the fact that the decisions on the most important issues of its activity, such as the approval of the Company's budget, the strategies of development, assessment of work of executive bodies and determination of remuneration of its members, recommendation of the candidate of external auditor are adopted by holding the session of the Board of directors in the form of joint attendance.

4.9. The Board of directors defines the priority trends of the Company's activity and approves the annual budget, the strategies and the programs of the Company's development, and also carries out the control over their implementation.

4.10. The Board of directors creates and maintains the necessary controls over the activity of the Management board and the General Director, including monitoring and assessment of the results of their activity as compared with the approved plans.

4.11. The Board of directors regularly assesses the activity of the Company's executive bodies, top managers and the activity of the Board of directors itself, including the development, approval and modification of the system of remuneration of the key managers.

4.12. The Board of directors tends to create a transparent system of remuneration and compensation of expenses related to execution of its functions by the Board of directors. Remuneration and compensations to the members of the Board of directors should match their contribution to the activity of the Board and to the Company's development. The information about the total amount paid as remuneration and compensations to the members of the Board of directors for the last accomplished fiscal year is reflected in the Company's annual report approved by the stockholders' general meeting and also in the issuer's quarterly reports.

4.13. The Board of directors ensures the creation of the system of financial risks management which would allow for the assessment of risks the Company faces in the course of its activity; the purpose of this system is to minimize negative implications of such risks.

4.14. The Company proceeds from the fact that the persons nominated to the structure of the Board of directors should enjoy the stockholders' confidence and have knowledge, skills and experience required for adopting the decisions on the issues related to the competence of the Board of directors and allowing for efficient execution of the functions of a member of the Company's Bard of directors. The Company will tend to state in its internal documents specific requirements to the members of the Board of directors as regards the qualification, professional experience and ethical norms of their activity.

4.15. The Company tends to expand the information on the candidates to the Board of directors which is provided to the stockholders before general meeting, and in particular on such items as professional experience and qualification of a candidate, the nature of his (her) relations with the Company, its affiliated structures and separate groups of stockholders, on availability or lack of conflict of interests of a candidate as regards his (her) election to the structure of the Board of directors.

4.16. The structure of the Board of directors should ensure its efficient operation, taking into account different interests and points of view while elaborating decisions and resolutions. Quantitative and qualitative composition of the Board of directors should conform to the legislation requirements imposed to the structure of the board of directors, in particular the correlation between executive and non-executive directors. The Company tends to the fact that outside, independent members of the Board of directors have the opportunity to make essential input into the discussion and adoption of the most important resolutions and decisions.

4.17. The major requirement of the Company to an independent director is the ability to give independent estimations of the issues under discussion, which assumes the lack of any circumstances that may affect the formation of his (her) opinion.

4.18. A member of the Board of directors meeting the following requirements is considered to be an independent director:

- not being during the last three years (manager) or the Company's employee, and

and not being currently an official also an official or an employee of the

management organization of the Company;

- not being an official of another company in which any official of the Company is a member of staff or rewards committee of the Board of directors;

- not being an affiliated person of an official (manager) of the Company (an official of the management organization of the Company);

- not being an affiliated person of the Company, excluding a member of the Company's Board of directors;

- not being a party under liabilities with the Company in accordance to the terms and conditions of which he (she) may acquire the property (receive cash assets) the value of which is 10% and more per cent of his (her) joint, annual income apart from receiving remuneration for participation in the activity of the Board of directors;

- not being a large contracting party of the Company (the contracting party, which has within a year effected deals with the Company in the total amount equal to 10 or more percent of the balance sheet assets of the Company);

- not being the representative of the state.

4.19. The Company requires that from time to time the independent director makes a written declaration, disclosing the information allowing for ascertaining whether he is an affiliated person in relation to the stockholders or contracting parties of the Company, and also with their affiliated persons.

4.20. The members of the Board of directors must perform the obligations they are charged with, bona fide and rationally in the Company's interests. The member of the Board of directors may not disclose and use in third party's personal interests the confidential information of the Company and insider information.

4.21. The Board of directors of the Company is elected at the General meeting of stockholders by cumulative voting, which contributes to the consideration of opinions of all stockholders, including those possessing modest block of shares (minority stockholders).

4.22. For the purpose of effective functioning of the Board of directors the Company establishes Committee on corporate governance, Staff and Rewards Committee, Committee on Budget and Investment planning. The purpose of the specified Committees is to preliminary consider the most important issues and the preparation of recommendations to the Board of directors for making resolutions on these issues. The Board of directors may also establish other permanent or interim committees, as required, for the consideration of single or short- term issues and problems.

4.23. The procedure of sessions of the Board of directors is stipulated by the Provision on the Board of directors of the Company. The Company perfects the given procedure so that it ensures to the maximum the opportunity for the members of the Board of directors to get duly prepared to the session of the Board of directors.

5. The Company's executive bodies

5.1. For the purpose of providing operative management of the Company, the Board of directors establishes joint executive body (the Management board) and appoints single executive body (General Director) of the Company. The Chairman of the Management board is in charge of the Management board and directs it, and holds the post of the General Director.

5.2. The Management board and the General Director are accountable to the Board of directors of the Company. They exercise their activity in strict conformity

with the requirements of the current legislation, the Charter of the Company and the "Provision on the Management board of OJSC "VolgaTelecom", and also on the basis of the provisions of the present Code.

5.3. The competence of executive bodies of the Company is defined by the Charter of the Company. The consideration of issues beyond the limits of usual economic activity of the Company and of the issues within the limits of usual economic activity of the Company but having an important effect on the Company is referred predominantly to the competence of the joint executive body.

5.4. The General Director and the Management board of the Company admit their liabilities in relation to the stockholders and are aimed at bona fide and competent performance of obligations on the current activity management providing steady and long-term development of the Company.

5.5. At the formation of the structure of executive bodies, the Company prevents a sharer, the General Director (Corporate executive), the members of the management board or an employee of the legal entity which is the Company's competitor, from being the members of the executive bodies of the Company.

5.6. The members of the Management board, including the General Director, must avoid actions resulting or capable to result in conflicts between the interests of the Company and their own interests, and in the case of such conflict must disclose the information about this conflict to the Board of directors.

5.7. The Management board is responsible for the timely providing the members of the Board of directors with information and materials, necessary for performance of their functions, in time allowing for studying them in full.

5.8. The Management board of the Company establishes the system of internal control and monitoring of risks related to the Company's activity, with the purpose of early revelation of tendencies capable to have negative impact on the current results of activity and the realization of perspective plans of the Company's development. The Management board and the General Director submit the information about facts capable to cause the most serious risks for the Company and motions on the prevention of crisis situations related to such risks to the Board of directors.

5.9. The General Director and the members of the Management board must have high business reputation. The executive bodies of the Company in their cooperation with business associates are guided by the high standards of business ethics; follow the principles of building long-term relations, development of interaction and mutually advantageous cooperation.

5.10. The General Director and the members of the Management board are responsible for violations of provisions on the use of confidential, official and insider information of the Company.

5.11. The remuneration of the General Director and of the members of the Management board corresponds to their participation in the Company's activity and to their role in the development of the Company. The criteria determining the amount of remuneration of the members of the Management board and the procedure of its payment are defined by the "Provision on the Management board of OJSC "VolgaTelecom" and by the resolutions of the Board of directors. The information on the total amount of remunerations paid to the members of the Management board in the last completed

fiscal year is reflected in the quarterly statements of the Company.

6. Corporate secretary of the Company

6.1. The main task of the Corporate secretary of the Company is to provide observance of the procedural requirements guaranteeing realization of the rights and interests of shareholders of the Company by bodies and officials of the Company.

6.2. The Corporate secretary of the Company contributes to raising the effectiveness of work of the Board of directors, to raising the level of transparency of the Company, of the effectiveness of the Company's cooperation with its stockholders and other participants of corporate relations.

6.3. The Corporate secretary of the Company is appointed to the post and dismissed by the Board of directors, and is accountable to the Board of directors. The Corporate secretary of the Company provides performance of the following functions:

- organization of preparation and holding of the General meetings of stockholders in accordance with requirements of the legislation, the Charter of the Company and "The Provision on the procedure of holding the General meeting of stockholders";
- organization of preparation and holding of the sessions of the Board of directors and of its Committees' meetings, in accordance with requirements of current legislation, the Charter of the Company, the Provision on the Board of directors and the Provisions on the Committees of the Board of directors;
- assistance to the members of the Board of directors in performance of their functions;
- providing disclosure (submittal) of information about the Company and storage of the Company's documents;
- providing duly consideration by the Company of the stockholders' applications and settlement of conflicts, concerning the violation the stockholders' rights;
- notification of the Chairman of the Board of directors of all facts preventing the observance of procedures subject to ensuring by the Corporate secretary of the Company;
- providing disclosure of information about the Company to the stockholders and interested persons.

6.4. Rights, duties, size of remuneration and responsibilities of the Corporate secretary of the Company are defined by internal documents of the Company, and also by the contract concluded by him/her with the Company. The contract is signed on behalf of the Company by the Chairman of the Board of directors of the Company.

6.5. The Corporate secretary of the Company must possess knowledge necessary for performance of his/her functions, and also enjoy confidence of shareholders and of the members of the Board of directors.

6.6. With a view of controlling the effective performance by the Corporate secretary of his/her duties, the apparatus of the Corporate secretary of the Company may be established.

6.7. If the Corporate secretary of the Company is not appointed, his/her functions are performed by the Secretary of the Board of directors or by corresponding

structural sub-divisions of the Company.

7. The disclosure of information about the Company

7.1. The Company's policy of disclosure of information about its activity is aimed at timely and full report of this information to all persons interested in receiving the information in the amount necessary for making a better decision about participation in the Company or taking other actions capable to influence the financial and economic activity of the Company.

7.2. The main principles of disclosure of information about the Company are regularity and efficiency of its submission, availability for the majority of stockholders and other interested persons, its authenticity and the completeness of its content, observance of reasonable balance between the exposure and commercial interests of the Company.

7.3. At the disclosure of information about the Company's activity, the Company provides equal treatment in relation to all groups of beneficiary of the information and prevents priority of one group of beneficiaries of the information over the others.

7.4. The Company's choice of information dissemination channels is based on the principle of providing free, clear access not connected with exorbitant charges, of the interested persons to the disclosed information.

7.5. The Company provides the disclosure of information on all essential issues of the Company's activity by satisfying the requirements established by the legislation of Russian Federation and regulations, principles of corporate governance and formed international practice.

7.6. The Company pays special attention to the disclosure of information about its property structure.

7.7. The management and competent employees of the Company submit the information at the meetings with investors and stockholders of the Company, at cooperation with rating agencies, at press conferences, and also by means of publications in the mass media, brochures and booklets. The information is also disclosed at the website of the Company in the Internet: www.volgatelecom.ru

7.8. The Company fixes the principles of information policy in the internal document - Provision on the information policy.

7.9. The Company reports annually to the stockholders about its activity. The content of information allows the stockholders to appraise the results the Company's one year activity. The annual report contains and in particular:

- the role of the Company in the industry;
- the foreground areas of the Company's activity;
- the report of the Board of directors on the results of the Company's development in the foreground areas of its activity;
- the development prospects of the Company;
- report on the payment of declared (accrued) dividends;
- description of the main risk factors, related to the Company's activity;
- the list of deals effected by the Company in the fiscal year and considered by the legislation to be large deals and related party transaction; the essential

conditions of each deal and the body of management of the Company, which has approved each deal are to be indicated in the list;

- the structure of the Board of directors and its modifications in the fiscal year, information about the members of the Board of directors;
- information about the General Director of the Company and the members of the Management board, including their biographical data and holding of shares of the Company during the fiscal year;
- criteria of determining and the total amount of remuneration of the General Director, the members of the Management board and of the Board of directors of the Company, in accordance with the results of the fiscal year;
- information about the observance by the Company of the Code of corporate governance;
- the Company's Auditing committee certificate;
- independent auditor report.

7.10. The Company tends to the inclusion of additional information allowing the stockholders to make better decisions into its annual reports, for example: information about the number, the kind of clients and the dynamics of their modification; about the billing policy of the Company, about effecting technical policy of the Company and implementation of new technologies; the Corporate secretary's report; report on the work of the Board of directors and of the Management board; information on the stockholders' letters, applications and claims and corporate conflicts, results of reaction to them.

7.11. Taking charge of protection of official and commercial secret, the Company assumes the responsibility for non-disclosure of confidential information, and also effects control over the use of insider information. All employees of the Company are obliged to provide the protection of confidential information and to observe the rules related to the use of insider information.

8. Control over the financial and economic activity of the Company

8.1. The essential goal of control over the financial and economic activity is the protection of stockholders investments and of the Company assets. In the conditions of raising effectiveness and transparency of the system of management, internal control in the Company, this aim is achieved also by introduction of the corporate information system.

8.2. One of the priorities of the system of control of the Company is the prevention, revelation and limiting of financial and operational risks.

8.3. The control over the financial and economic activity of the Company is effected by the Auditing committee and by the internal audit department. An independent auditor is also involved in the control.

8.4. The Auditing committee is elected by the General meeting of stockholders in the procedure stipulated by the current legislation and by the Charter of the Company for a period of 1 year. The Company tends to the raising of competence of the Auditing committee members and of their ability to support objective comments. The Auditing committee effects control over the financial and economic activity of the entire Company, including its branches and the representation office.

8.5. To raise the effectiveness of control over the financial and economic activity the Company effects regular internal control. The internal audit department elaborates

procedures of internal control, subject to the Management board's approval.

8.6. The Board of directors effects control over the application of internal control procedures. The Board of directors effects preliminary approval of operations passing the limits established by the Company's annual budget.

8.7. For the purpose of examination and confirmation of the correctness of the annual financial records, the Company involves annually a professional auditor, whose material interests are not connected with the Company or its stockholders.

8.8. An independent auditor of the Company is approved by the General meeting of stockholders. The terms and conditions of the contract concluded with the auditor, including the amount of payment for its services, are approved by the Board of directors of the Company.

8.9. The Board of directors of the Company effects regular control aimed at the prevention of conflict of interests in the activity of the involved independent auditor.

8.10. The independent auditor effects the audit of the financial and economic activity of the Company in accordance with legal acts of Russian Federation, on the basis of the contract concluded with it. The audit of the Company is effected in the way allowing to receive objective and full information on the Company's activity as the result of the audit.

9. Dividends

9.1. The Company proceeds from the fundamental importance of ensuring the receipt by the stockholders of their share of the Company's profits in accordance with the number and categories of the shares they possess.

9.2. The dividend policy of the Company is based on the principle of rational distribution of the profit got by the Company with due account for its investment needs. The basic principle of the dividend policy of the Company is the investment of its profit only in the economically justified projects, contributing obviously to its steady and long-term development.

9.3. The resolution on the payment of annual dividends, the amount of the annual dividend and the method of its payment in respect of each category (type) of shares, is passed by the General meeting of the stockholders.

9.4. The Company informs the stockholders about its dividend policy by means of placing the information in mass media and at the website of the Company in the Internet: www.volgatelecom.ru

9.5. The dividends declared by the Company are paid only by monetary assets.

9.6. The payment of dividends is effected in the terms stipulated in the Charter of the Company and by the resolutions of the General meetings of the stockholders or in shorter terms.

10. The settlement of corporate conflicts

10.1. The Company attaches great importance to the timely prevention and just settlement of corporate conflicts.

10.2. In relation to the corporate conflicts the Company follows the principle of prevention of conflicts at the earliest stages of their occurring and attentive attitude towards them.

10.3. In the case of corporate conflict the Company occupies position based on the provisions of Russian Federation legislation.

10.4. If the subject of the corporate conflict is the issue referred to the competence of the Board of directors of the Company or to the competence of the single executive body, the Board of directors establishes interim Committee on the settlement of corporate conflicts.

10.5. In the case when the corporate conflict between the stockholders of the Company is capable to affect the Company's interests or the interests of other stockholders of the Company, the body of the Company responsible for consideration of such dispute decides whether the dispute affects the Company's interests or the interests of other stockholders or not, and also whether its participation is capable to contribute to the settlement of the corporate conflict or not.

10.6. With the consent of the stockholders who are the parties of the corporate conflict, the bodies of the Company (its members) may participate in the negotiations between the stockholders, submit to the stockholders the information in their disposal and which concerns the conflict and also documents, clarify the provisions of the legislation on joint stock companies, and the provisions of the internal documents of the Company, give advisory opinions and recommendations to the stockholders, prepare the drafts of documents on the settlement of conflicts for their signing by the stockholders, on behalf of the Company and within their competence assume responsibility in relation to the stockholders in the amount which is capable to contribute to the settlement of the dispute.

10.7. In case of impossibility to settle the corporate conflict between the Company and a stockholder (a group of stockholders), between the stockholders of the Company or between the stockholders and separate bodies of management of the Company, by other means, the dispute may be transferred to the Arbitration court for consideration.

Final provisions

The present Code is valid since the moment of its approval by the Board of directors.

The Board of directors at its sessions considers regularly the issues of observance of the present Code and ensures publication of information about results of consideration.

The Company will perfect the present Code in accordance with new standards of corporate governance in Russian and international practice, with due account for the interests of stockholders, of the Company and other interested groups.

Issues, not stipulated by the present Code, are regulated by the current legislation of Russian Federation, international contracts and agreements and by the Charter of the Company.

A P P R O V E D by
OJSC "VolgaTelecom" Board of directors
On September 24, 2004
Minutes № 8 of September 27, 2004

The Chairman of the Board of directors of
OJSC "VolgaTelecom"
______________________ E.V. Yurchenko

Changes in the Code of
Corporate governance of
OJSC "VolgaTelecom"

Nizhny Novgorod city, 2004





In article 4 “The Company’s Board of directors” item 4.22. is to be stated in the wording “For the purpose of effective functioning of Board of directors the Company establishes the Committees of the Board of directors realizing the functions for corporate governance, staff and remuneration, strategic development, audit, etc.

The Committees are designed for preliminary consideration of issues related to the competence of the Board of directors and for preparation of recommendations on them to the Board of directors”.

The Company is registered by Order № 1605-p of December 15,1993 of the Head of administration of Nizhny Novgorod city Registration № 448	***APPROVED by*** Annual general meeting of OJSC "VolgaTelecom" stockholders June 22,2004 Minutes № 4 of June 23,2004 The chairman of the annual general meeting of stockholders ____________________V.F.Lyulin

Changes and addenda to the CHARTER of

Open Joint Stock Company "VolgaTelecom"
(OJSC "VolgaTelecom")
New wording

Nizhny Novgorod city, 2004

- To state article 1 "General provisions" in the version: " Open Joint Stock Company "Sviyazinform" of Nizhny Novgorod oblast (OJSC "Nizhegorodsviyazinform") (hereinafter "The Company") is founded by the Committee for Management of the State Property of Nizhny Novgorod oblast according to the Decree of the President of Russian Federation of July 01, 1992 № 721 "On organizational measures for transformation of the state enterprises, voluntary associations of the state enterprises into joint stock companies", and also to the governmental order of Russian Federation of December 22, 1992 № 1003 "On privatization of telecommunication enterprises" on the basis of state telecommunication and information enterprise "Rossviyazinform" of Nizhny Novgorod oblast (STIE "Rossviyazinform") and is the legal successor of all of its rights and obligations. The Company is registered by Order № 1605-p of December 15, 1993 of the Head of Nizhny Novgorod city Administration. In accordance with Federal Law № 129-ФЗ of August 08, 2001 "On state registration of legal entities and individual entrepreneurs" the Company is registered in the United state register of legal entities on August 01, 2002 with basic state registration № 1025203014781.

The general meeting of stockholders of OJSC "Nizhegorodsviyazinform" of June 28, 2002 approved the Charter of the Company in a new wording in which the name of the Company is changed to Open Joint Stock Company "VolgaTelecom" (OJSC "VolgaTelecom")".

- In article 6 "The Company's charter capital. Placed and declared shares" to state item 6.8. in the wording: "The increase of the charter capital of the Company by placement of additional ordinary shares by means of an open subscription in case if the amount of additional shares placed by an open subscription makes more than 25 percent of ordinary shares previously placed by the Company, is carried out on the basis of a resolution of the general meeting of shareholders of the Company approved by the majority of three quarters of votes of shareholders, owners of voting shares of the Company participating in the meeting".
- In article 12 "General meeting of shareholders" to state sub-item 8 of item 12.2 in the wording: "The increase of the charter capital of the Company by placement of additional ordinary shares by an open subscription in case if the quantity of shares placed in addition makes more than 25 percent of previously placed ordinary shares of the Company, the resolution on which is passed by at least three quarters of votes of shareholders, owners of voting shares of the Company participating in the meeting".
- In article 13 "The Company's Board of directors" to state sub-item 11 of item 13.4 in the wording: "The approval of resolutions on the issue of securities, prospectuses of securities, reports on the results of issue of securities of the Company, reports of the results of acquisition of the Company's shares with the view of redeeming them".
- In article 13 "The Company's Board of directors" to state sub-item 22 of item 13.4 in the wording: "Definition of basic principles of building the organizational structure of the Company".

- In article 13 "The Company's Board of directors" to state sub-item 32 of item 13.4 in the wording: "Appointment to and release from the post of the Corporate secretary of the Company, approval of the Provision on the Corporate secretary and on the apparatus of the Corporate secretary".
- In article 13 "The Company's Board of directors" to state sub-item 38 of item 13.4 in the wording: "Approval of the Code of corporate governance of the Company, introduction of changes and addenda into it", sub-items 38, 39, 40 are to be considered correspondingly sub-items 39, 40, 41;
- In article 13 "The Company's Board of directors" – the following text is to be added as paragraphs 3,4 in item 13.6: "The decisions on the issues stated in sub-item 21 of item 13.4 of the present Charter are adopted by the majority of independent directors not interested in settlement of transaction.

In case if all the members of the Company's board of directors are recognized to be interested persons and (or) are not independent directors, the transaction may be approved by the resolution of general meeting of shareholders by the majority of votes of all not interested in the transaction shareholders – the owners of voting shares".

- In article 14 "The Company's Management board" – item 14.4 is to be supplemented with sub-item 18 of the following content: "Approval of the Company's organizational structure, including the basic functions".

	APPROVED by Annual general meeting of OJSC "VolgaTelecom" stockholders June 22, 2004 Minutes № 4 of June 23, 2004 The chairman of the annual general meeting of stockholders _______________V.F.Lyulin

Changes and addenda to
The Provision on the Board of directors of
Open Joint Stock Company "VolgaTelecom"
(OJSC "VolgaTelecom")
New wording

- To state the first 4 paragraphs of item 6.5 of article 6 “Session of the Board of directors” in the following wording:

“The notice on convocation of a session of the Board of directors shall be sent out to each member of the Board of directors together with necessary materials in time not less than 14 days prior to the session.

The specified period may be reduced in case of need of urgent solution of some issues provided that not a single member of the Board of directors objects to it.

If it is necessary to hold a session of the Board of directors within shorter deadlines according to the current legislation, the term of providing the notice and the necessary materials should be reduced”.

- To state item 7.3 of article 7 in the following wording: “Quarterly remuneration to each member of the Board of directors is established in the amount of 200 000 rubles.

For the Chairman of the Board of directors, the remuneration is established with a factor of 1,5.

The remuneration to a member of the Board of directors is reduced by:

30% - If he (she) participates in less than half of the sessions of the Board of directors held in the form of joint presence;

100% - If he (she) participates in less than half of all held sessions of the Board of directors.

Remuneration for the quarter in which there were re-elections of the Board of directors is paid to a member of the Board of directors as a proportion to the time of his (her) working time in this quarter”.

- To state item 7.4 of article 7 in the following wording: “The annual remuneration for all the members of the Board of directors of the Company is established as the sum of deductions in accordance with the rates (percentage):

- of the Company’s EBITDA as per the data of the accounting statement in accordance with International Accounting Standards for the report year;

- of the amount of the Company’s net profit based on the results of the report year allocated for dividends’ payment.

The annual remuneration is distributed between all the members of the Board of directors in equal shares.

The annual remuneration of a member of the Board of directors is reduced by 50% in case of his (her) participation in less than half of all the sessions of the Board of directors held during his (her) term of powers”.

- To state item 7.5 of article 7 in the following wording: “Rates (percentage) of deductions for calculation of annual remuneration are defined by a resolution of the general meeting of shareholders electing this structure of the Board of directors”.

- To consider item 7.6. of article 7 to be item 7.8.

- Article 7 is to be supplemented with item 7.6 of the following content: “The annual remuneration to a member of the Board of directors is paid not later than 3 months after the expiry of the term of powers of this structure of the Board of directors”.

- To add item 7.7. to article 7 of the following content: "The members of the Board of directors being the members of a committee of the Company's Board of directors are paid the increment to quarterly remuneration related to the their performance of functions of members of a committee of the Board of directors in the amount of 40 000 rubles (for participation in each committee), however a member of the Board of directors may not be a member of more than 2 committees of the Board of directors.

For the chairman of a committee of the Board of directors this increment is established with a factor of 1,25".

	APPROVED by Annual general meeting of OJSC "VolgaTelecom" stockholders June 22, 2004 Minutes № 4 of June 23, 2004 The chairman of the annual general meeting of stockholders ______________________V.F.Lyulin

Changes
to
the Provision on the Management board of

Open Joint Stock Company "VolgaTelecom"
(OJSC "VolgaTelecom")
New wording

Nizhny Novgorod city, 2004

- To state item 6.2. of article 6 in the following wording: "6.2. The determination of the size and the procedure of remuneration payment and also its distribution between the members of the Management board is defined by the decision of the Company's Board of directors".

- To exclude items 6.3. and 6.4. in article 6.

- To consider item 6.5. to be item 6.3. in article 6.

Appendix to item 7.1 **The issuer's annual accounting statement.**

OJSC "VolgaTelecom"

Consolidated financial statements

Year ended December 31, 2003.

With Independent Auditors' report

JSC "VolgaTelecom"

Consolidated financial statements

Year ended December 31, 2003.

Contents

Translation from the English original

Independent Auditors' report

To the Shareholders and the Board of Directors of OJSC "VolgaTelecom"

1. We have audited the accompanying consolidated balance sheet of OJSC "VolgaTelecom" (a Russian open joint-stock company- hereinafter "the Company"), as of December 31, 2003, and the related consolidated statements of operations, cash flows and changes in shareholders' equity for the year then ended. These financial statements are in the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. Except as discussed in paragraphs 3 and 5, we conducted our audit in accordance with International Standards on Auditing issued by the International Federation of Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. As described in Note 12 "Investments in subsidiaries", the Company accounted for the purchase of certain subsidiaries based on historical cost of their net assets. The Company did not identify and estimate the fair value of the purchased net assets as required by IAS 22, "Business combinations". We were not able to quantify the adjustments, if any, required to reflect these acquisitions at fair value in the accompanying financial statements.

4. As described in Note 26 "Pension Plans and Employee Benefits", the Company has not determined and presented its obligations existing under defined benefits plans in accordance with IAS 19, "Employee Benefits". We were not able to quantify the adjustments, if any, to the financial statements. This matter caused us to qualify our audit opinion on the consolidated financial statements for the year ended December 31, 2002.

5. As described in Note 10 "Property, Plant and Equipment", the Company's accounting records relating to fixed assets are not designed to support their presentation in accordance with IAS 16, «Property, Plant and Equipment" , IAS 29, "Financial reporting in Hyperinflationary Economies" and IAS 36, "Impairment of Assets". As such, certain estimates were made by management to present fixed assets in the accompanying financial statements. Owing to the nature of the Company's records, we were unable to satisfy ourselves as to the adjustments, if any, which might have been determined to be necessary had additional evidence been available to better analyze the assumptions and estimates made by management. This matter caused us to qualify our audit opinion on the consolidated financial statements for the year ended December 31, 2002.

6. As the result of the matters described in paragraphs 3, 4 and 5, adjustments, if any, could materially affect the following items: (i) property, plant and equipment, equipment contributions, intangible assets and good will, assets and liabilities under defined benefit plans, deferred income taxes, minority interest and retained earnings and other reserves as of December 31, 2003 and the related amounts of depreciation and amortization expense, wages, salaries, other benefits and payroll taxes, income tax expense, minority interest and net income for the year ended December 31, 2003, (ii) the related disclosures and (iii) the corresponding amounts for 2002.

7. In our opinion, except for the effects on the financial statements of such adjustments, if any, which might have been determined to be necessary for the matters referred to in paragraphs 3, 3, and 5, the consolidated financial statements referred to above present fairy, in all material respects, the financial position of OJSC "VolgaTelecom" as of December 31, 2003 and the results of its operation and its cash flows for the year then ended in conformity with International Financial Reporting Standards.

8. Without further qualifying our opinion, we draw attention to Note 1 "General Information" to the consolidated financial statements which discloses that the current liabilities of OJSC "VolgaTelecom" exceeded its current assets by 2 935 235 thousand rubles as of December 31, 2003. Management plans in regard to this matter are also described in Note 1.

9. As described in Note 1, the Company was the subject of a reorganization that was approved by the shareholders on November 9, 2001. The Company has accounted for the merger based on the principles of uniting of interests as described in IAS 22, "Business combinations". In applying this method, the Company has reflected amounts in the financial statements as if the entities had been combined from January 1, 2002, the earliest period presented.

August 27, 2004

Translation from English original
OJSC "VolgaTelecom"
Consolidated Balance Sheet
As of December 31, 2003
(In thousands, except share and per share amounts)

	Note	December 31, 2003	December 31, 2002 as restated
ASSETS			
Non-current assets :			
Property, plant and equipment	10	**21 755 686**	17 325 235
Intangible assets and good will	11	**909 447**	37 209
Investments in associates	13	**219 080**	111 721
Other long-term investments	14	**24 120**	66 173
Other financial assets	17	**28 973**	21 842
Advances to suppliers of equipment		**133 391**	117 948
Total non-current assets		**23 070 697**	17 680 128
Current assets :			
Inventories , net	15	**502 375**	467 619
Trade accounts receivable, net	16	**1 122 748**	746 690
Short term investments	14	**5 136**	–
Other current assets	18	**1 068 452**	1 041 756
Cash and cash equivalents	19	**327 284**	214 863
Total current assets		**3 025 995**	2 470 928
TOTAL ASSETS		**26 096 692**	20 151 056
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity :			
Preference shares	20	**409 917**	409 917
Ordinary shares	20	**1 229 848**	1 229 848
Inflation impact on share capital		**2 213 925**	2 213 925
Retained earnings and other reserves		**11 138 246**	9 720 449
Total shareholders' equity		**14 991 936**	13 574 139
Commitments and contingencies	27	–	–
Minority interest	21	776 472	342 039
Non- current liabilities:			
Long-term borrowings	22	**2 541 338**	878 066
Finance lease obligations	23	**520 394**	222 846
Equipment contributions		**165 500**	129 781
Deferred income tax liability	7	**1 128 450**	838 881
Other non-current liabilities		**11 372**	–
Total non-current liabilities		**4 367 054**	2 069 574
Current liabilities :			
Accounts payable and accrued liabilities	24	**2 354 508**	1 542 542
Payable to Rostelecom	28	**199 897**	174 803
Taxes and payroll related obligations	25	**742 145**	697 765
Dividends payable		**222 476**	206 050
Short-term borrowings	22	**1 639 926**	893 372
Current portion of long-term borrowings	22	**481 169**	457 718
Current portion of finance lease obligations	23	**321 109**	193 054
Total current liabilities		5 961 230	4 165 304

Total shareholders' equity and liabilities	**26 096 692**	20 151 056

	Note	2003	2002 as restated
Revenues	4	**16 771 131**	13 202 423
Operating expenses			
Wages, salaries, other benefits and payroll taxes		**(5 258 632)**	(4 137 379)
Depreciation and amortization		**(2 183 612)**	(1 907 645)
Materials, repairs and maintenance, utilities		**(1 545 113)**	(1 414 897)
Taxes other than income tax		**(272 769)**	(394 353)
Interconnection charges		**(2 001 626)**	(1 497 269)
Bad debt expense		**(498 120)**	(194 984)
Loss on disposal of property, plant and equipment		**(113 368)**	(130 101)
Other operating expenses	5	**(1 502 289)**	(1 057 114)
Total operating expenses		**13 375 529**	10 733 742
Operating income		**3 395 602**	2 468 681
Income from associates		**107 359**	35 487
Interest expenses, net	6	**(398 510)**	(226 734)
Loss from other investments		**(46 125)**	(16 858)
Foreign exchange loss , net		**(60 388)**	(237 454)
Net monetary gain		**–**	244 959
Income before taxation and minority interest		**2 997 938**	2 268 081
Income tax expense	7	**(960 734)**	(1 184 279)
Income before minority interest		**2 037 204**	1 083 802
Minority interest	21	**(244 664)**	(168 754)
Net income		**1 792 540**	915 048
Dividends on preference shares	9	**(200 941)**	(147 193)
Net income attributable to ordinary shareholders		**1 591 599**	767 855
Basic and diluted earnings per share (Russian Rubles)	8	**6,47**	3,12

Translation from English original

OJSC "VolgaTelecom"

Consolidated Statement of Cash Flows

For the year ended December 31, 2003

(In thousands, except share and per share amounts)

	2003	2002 as restated
Cash flows from operating activities:		
Income before taxation and minority interest	**2 997 938**	2 268 081
Adjustments to reconcile income (loss) to cash generated from operations:		
Foreign currency exchange loss, net	**60 388**	237 454
Net monetary gain	–	(244 959)
Depreciation and amortization	**2 183 612**	1 907 645
Loss on disposal of property, plant and equipment	**113 368**	130 101
Income from investments in associates	**(107 359)**	(35 487)
Interest expense, net	**398 510**	226 734
Bad debt expense	**498 120**	194 984
Loss from other investments	**46 125**	16 858
Operating profit before changes in working capital	**6 190 702**	4 701 411
(Increase) decrease in trade accounts receivable	**(800 867)**	102 047
Decrease (Increase) in other current assets	**34 708**	(644 902)
(Increase) in inventories	**(17 435)**	(83 282)
Increase in accounts payable and accrued liabilities	**305 410**	434 620
Increase in taxes and payroll related obligations	**167 327**	347 182
Cash flows generated from operations	**5 879 845**	4 857 076
Interest paid	**(389 820)**	(231 347)
Income tax paid	**(945 473)**	(620 901)
Interest received	**13 089**	3 564
Net cash flows provided by operating activities	**4 557 641**	4 008 392
Cash flows from investing activities:		
Purchase of property, plant and equipment	**(3 620 144)**	(4 008 029)
Purchase of intangible assets	**(729 170)**	(15 034)
Purchase of subsidiaries	**(924 840)**	–
Proceeds from sales of property, plant and equipment	**16 869**	561 236
Dividends received	**4 129**	
Net cash flows used in investing activities	**(5 253 156)**	(3 461 827)
Cash flows from financing activities:		
Proceeds from borrowings	**2 897 808**	2 141 372
Repayment of borrowings	**(1 781 750)**	(1 696 321)
Proceeds from debt securities issued	**988 106**	–
Repayment of finance lease obligations	**(284 220)**	(113 835)
Repayment of vendor financing obligations	**(633 482)**	(493 186)
Proceeds from other non-current liabilities	**11 895**	-
Dividend paid to minority	**(2 757)**	(8 500)
Dividends paid	**(326 334)**	(108 845)
Net cash flows from (used in) financing activities	**869 266**	(279 315)
Monetary effects on cash and cash equivalents	–	(117 285)
Effects of exchange rate changes on cash and cash equivalents	**(61 330)**	(147 566)
Increase in cash and cash equivalents	**112 421**	2 399
Cash and cash equivalents at the beginning of the year	**214 863**	212 464
Cash and cash equivalents at the end of the year	**327 284**	214 863
Non-monetary operations:		
Property, plant and equipment acquired through vendor financing and on credit terms	**868 964**	674 773
Property, plant and equipment acquired under lease agreements	**709 823**	380 359
Equipment contributions	**47 923**	34 682

Translation from English original

OJSC "VolgaTelecom"

Consolidated Statement of Changes in Shareholders' Equity

For the year ended December 31, 2003

(In thousands, except share and per share amounts)

	Notes	Share capital: Preference shares	Share capital: Ordinary shares	Inflation impact on share capital	Retained earnings and other reserves	Total Shareholders' equity
At December 31, 2001 as restated	**2**	409 917	1 229 848	2 213 925	9 039 074	12 892 764
Net income for the year		–	–	–	915 048	915 048
Dividends	**9**	–	–	–	(233 673)	(233 673)
At December 31, 2002		409 917	1 229 848	2 213 925	9 720 449	13 574 139
Net income for the year		–	–	–	1 792 540	1 792 540
Dividends	**9**	–	–	–	(374 743)	(374 743)
At December 31, 2003		**409 917**	**1 229 848**	**2 213 925**	**11 138 246**	**14 991 936**

OJSC “VolgaTelecom”
Notes to Consolidated Financial Statements
(in thousands, except share and per share amounts)

1. General Information

Authorization of accounts

The consolidated financial statements of OJSC “VolgaTelecom” and its subsidiaries – (hereinafter “the Company” or “VolgaTelecom”) for the year ended December 31, 2003 were authorized for issue by its appointed General Director and Chief Financial Officer on August 27, 2004.

The Company

The Company is an open joint-stock company incorporated in accordance with the laws of the Russian Federation.

Open joint-stock company Sviayzinvest, a federal holding company majority owned by the Russian Federation, owns 51% of the Company’s ordinary shares.

The Company’s principal activity is providing local and long-distance telephone services. Other types of activity of the Company include production of telecommunication equipment and its technical support. The Company also provides cellular services in Nizhny Novgorod, Kirov, Ulyanovsk, Orenburg, Saratov regions and Republic of Udmurtiya.

The average number of employees in the Company in 2003 was approximately 51, 000 persons. (in 2002 – 54 000).

The registered office of the Company is in the city of Nizhny Novgorod (Russian Federation), Dom Sviyazi, Maxim Gorky sq.

2002 Reorganization

In 2001 the Company’s management started the Company’s reorganization by obtaining shareholder approval to merge the following regional enterprises of OJSC “Sviayzinvest” wherein 158 467 107 ordinary and 52 823 104 preferred shares of the Company were exchanged for 100 % of the outstanding voting shares of the regional enterprises as follows.

Regional enterprise	Ordinary shares issued by the Company	Preferred shares issued by the Company	Exchange ratio
OJSC “Sviyazinform” of Samara region	49 211 737	16 403 965	24,8419
OJSC “Elektrosvyaz” of Orenburg Republic	20 832 688	6 944 148	0,0721
OJSC “Saratovelektrosviyaz”	25 767 099	8 589 006	0,2014
OJSC “UdmurtTelecom”	21 693 209	7 231 086	2,0070
OJSC “Kirovelektrosviyaz”	12 399 351	4 132 855	10,0965
OJSC “Sviyazinform” of Chuvashiya Region	6 120 471	2 040 099	26,8936
OJSC “Martelcom” of Marii El Republic	4 732 377	1 578 028	0,3627
OJSC “Sviyazinform” of Mordoviya Republic	4 599 590	1 533 404	0,1440
OJSC “Sviyazinform” of Penza Region	5 903 505	1 968 213	38,6916
OJSC “Elektrosvyaz “ of Ulyanovsk Region	7 207 080	2 402 300	3,2152

Total	158 467 107	52 823 104

(in thousands, except share and per share amounts)

1. General information (continued)

2002 Reorganization (continued)

The merger was completed and effective on November 30, 2002. Transaction costs related to the merger of 68, 088 were expensed in 2002.

While International Financing Reporting Standards do not specify accounting principles to be applied to transactions among entities under common control, the Company has accounted for the merger based on the principles of uniting of interests as described in IAS 22, "Business Combinations". In applying this method, the Company has reflected amounts in the financial statements at their historical carrying amounts as if the entities had been combined from January 1, 2002, the earliest period presented. Unless otherwise described, all information presented in these financial statements gives retroactive effective to the reorganization.

Liquidity and Financial Resources

As of December 31, 2003, The Company's current liabilities exceeded its current assets by 2 935 235 (2002 – 1 694 376). As a result, significant uncertainties exist as to Company's liquidity position and future capital resources.

Primarily due to ongoing investments in maintenance and construction programs (construction of multi-service telecommunication network and expansion of existing fiber- optic networks), the Company requires cash flows from operations, debt and other long-term financing resources, including hard currency borrowings for which no commercially viable hedging instruments are available.

To date, the Company has significantly relied upon short-term and long-term financing to fund the improvement of its telecommunication network. This financing has historically been provided through bank loans, vendor financing and leasing.

If needed, management believes that certain projects may be deferred or curtailed in order to fund the Company's current operating needs.

Through 2004, the Company anticipates funding from a) cash generated from operations b) sale of investments (see Note 30 "Subsequent events"), and c) other financing from domestic and international lending institutions. Management also expects to continue to be able to delay payment for certain operating costs to manage its working capital requirements if necessary.

The accompanying financial statements have been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Accordingly, the financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or any other adjustments that might result should the Company either be unable to continue as a going concern or if the Company was to dispose of assets outside the normal course of its operating plan and had problems with regard to timely settlement of its short-term liabilities and short-term portion of long-term liabilities when they became due.

(in thousands, except share and per share amounts)

2. Summary of Significant Accounting Policies

Basis of preparation

The Company maintains its accounting records and prepares its statutory accounting reports in Russian Rubles and in accordance with the Regulations on Accounting and Reporting in the Russian Federation. The accompanying consolidated financial statements presented in accordance with International Financing Reporting Standards (IFRS) are based upon the statutory accounting records that are maintained in accordance with the Russian accounting regulations under the historical cost convention. These statutory accounting records have been adjusted and re classified to present the accompanying consolidated financial statements in accordance with IFRS. IFRS primarily includes standards and interpretations approved by the International Accounting Standards Board (IASB), International Accounting Standards Committee (IASC) and Standing Interpretations Committee (SIC).

Management estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Prior Period Adjustments and Reclassifications

Management of the Company chose to restate opening retained earnings and the results for the year ended December 31, 2002 for previously unrecorded adjustments. These adjustments relate to accrual of interconnection costs (these amounts had previously been reflected in the period invoiced), accrual of dividends due to the holders of preferred shares (the dividends had been previously reflected in the reporting period when formally declared) as well as deferred tax effects of temporary differences not previously recognized on fixed assets. The effect of these adjustments on previously reported amounts is as follows:

	As previously reported	As restated
Shareholder's Equity, January 1, 2002	12 338 361	12 892 764
Net income	915 048	915 048
Shareholder's Equity , December 31, 2002	13 095 296	13 574 139
Basic and Diluted Earnings per Share	3,43	3,12

Certain amounts in the prior period consolidated financial statements have been reclassified to conform with the current year presentation.

Basis of Consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries drawn up to December 31, 2003.

The Company has accounted for the reorganization (see Note 1 "General Information") based on the principles of uniting of interests as described in IAS 22 "Business Combinations"

2. Summary of Significant Accounting Policies (continued)

Basis of Consolidation

Subsidiaries are consolidated from the date on which control is transferred to the Company and cease to be consolidated from the date on which control is transferred from the Company. Minority interests reflect the interests in subsidiaries not held by the Company (see Note 12 "Investments in Subsidiaries).

Subsidiaries

A subsidiary is an entity that is controlled by the Company, directly of indirectly, generally through ownership of more than 50% of the voting share capital of the entity. These consolidated financial statements include the assets and liabilities, and revenues and expenses of the Company and of subsidiary undertakings, on line-by- line basis.

Where subsidiaries are not controlled throughout the year, consolidated results include the results of those entities for that part of the year during which control existed, except where the Company has applied the uniting of interests method in accordance with IAS 22 "Business Combination". Under the uniting of interests method, the financial statement items of the combining entities for the period in which the combination occurs are included in the consolidated financial statements as if they had been combined from the beginning of the first period presented.

Where the purchase method is applied to account for the acquisition of subsidiaries, identifiable assets and liabilities of subsidiaries are stated at their fair value as of the acquisition date. Minority interest at the date of acquisition is determined in proportion to minority shareholders' share in the fair value of the assets and liabilities of the subsidiary at that date. The share of minority shareholders is estimated on the basis of the common voting shares and preferred shares owned by shareholders that do not exercise control over the subsidiary.

Balances and transactions between the Company and subsidiary, as well as any income from intercompany transactions are eliminated. Income (loss) from intercompany transactions is identified and eliminated only in cases where the assets transferred under relevant transactions have not been sold to third parties (i.e. non-Company entities) and are carried in the balance sheet of a Company entity as of the balance sheet date.

Associates

An associate is an entity in which the Company has significant influence, which is usually demonstrated by the Company owning between 20% and 50% of the voting share capital.

Under the equity method, the investments in associates are carried in the balance sheet at cost plus post-acquisition changes in the Company's share of net assets of the associates, less any impairment in value. The income statement reflects the Company's share of the results of operations of the associates.

Unrealized gains and losses arising from transactions with associates are eliminated in proportion to the Company's interest in the associates by adjusting the book value of investments.

2. Summary of Significant Accounting Policies (continued)

Goodwill

For investments in subsidiaries and associates, any excess of the cost of acquisition over the Company's share in the fair value of net identifiable assets and liabilities of the acquired entity is recognized as good will. Goodwill is amortized on a straight-line basis over its useful life, which according to management's expectations is approximately 5 years. It is reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill is stated at cost less accumulated amortization and any impairment in value.

Goodwill on acquisition of associates is included in the carrying amount of investments in associates.

Upon disposal of investments in a subsidiary or an associate the remaining balance of unamortized goodwill is taken to gains or losses from such disposal.

Negative goodwill

Negative goodwill is the excess of the Company's share in the fair value of net identifiable assets and liabilities of a subsidiary or an associate at the date of acquisition over the purchase price paid.

Negative goodwill is allocated to income on the basis of a review of the circumstances giving rise to it, as follows:

- to the extent that negative goodwill is included in future losses or expenses projected at the date of acquisition it is charged to income in the period when such losses or expenses arise;
- to the extent that negative goodwill is included in acquired amortized assets it is recognized as income on a straight-line basis over the remaining weighted average useful life of such amortized assets; and
- negative goodwill amount in excess of the fair value of all acquired non-monetary assets is directly recognized as income.

Negative goodwill arising from acquisition of an associate is charged to the carrying amount of investments in this associate.

Negative goodwill arising from acquisition of a subsidiary is recognized in the balance sheet as a reduction of assets.

(in thousands, except share and per share amounts)

2. Summary of Significant Accounting Policies (continued)

Accounting for the Effects of Inflation

In 2000- 2002 the Russian Federation met the definition of a hyperinflationary economy, as defined by International Accounting Standard 29 "Financial Reporting in Hyperinflationary Economies" (IAS 29). The inflation rate based on the Russian consumer price index ("CPI"), as calculated by the State committee on Statistics (Goscomstat), was 15,1 % for 2002 (18,6 % and 20,2% for 20001 and 2002 respectively). Although the cumulative inflation index for the three-year period ended in 2002 was less than 100%, it was considered that the remaining criteria set forth by IAS 29 indicated that the Russian Federation continued to experience conditions that meet the definition of a hyperinflationary economy during 2002.

IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of measuring unit current at the balance sheet date. In applying IAS 29, the Company used conversion factors derived from the Russian CPI.

The indices used to adjust amounts in these consolidated financial statements with respect to 2002 prices (2002 = 1,0) for the years ended December 31, and the respective conversion factors, are:

Year	Index	Conversion factor
1992	7 541	362,4
1993	67 846	40,3
1994	211 612	12,9
1995	487 575	5,6
1996	594 110	4,6
1997	659 403	4,1
1998	1 216 401	2,2
1999	1 663 091	1,6
2000	1 997 843	1,4
2001	2 374 037	1,2
2002	2 733 087	1,0

(in thousands, except share and per share amounts)

2. Summary of Significant Accounting Policies (continued)

Accounting for the Effects of Inflation (continued)

The main guidelines followed in adjusting the consolidated financial statements as of December 31, 2002 to current purchasing power at December 31, 2002 are:

- all amounts are stated in terms of the measuring unit current at December 31, 2002;
- monetary assets and liabilities are not restated as they are already expressed in terms of the monetary unit current at December 31, 2002;
- non- monetary assets and liabilities which are not carried at amounts current at December 31, 2002 and shareholders' equity are restated by applying the relevant conversion factors;
- indexation adjustments to property, plant and equipment applicable to prior periods are credited to "Retained earnings and other reserves" in the accompanying balance sheet;
- all items in the consolidated statements of income and of cash flows are adjusted by applying appropriate conversion factors with the exception of depreciation, amortization and losses from disposal of fixed assets and other assets;
- the effect of inflation on the Company's net monetary position is included in the consolidated statement of operations as a monetary gain.

Effective from January 1, 2003, international accounting and financial reporting bodies have determined that the Russian Federation no longer meets the criteria of IAS 29 for hyperinflation. Beginning 2003, the Company ceased applying IAS 29 and only recognizes the cumulative impact of inflation indexing through December 31, 2002, or non- monetary elements of the financial statements. Transactions undertaken subsequent to December 31, 2002 are reported at actual, nominal amounts except for those involving non- monetary assets and liabilities acquired prior to January 1, 2003. Results of operations (including gains and losses on disposal) involving such assets and liabilities are recognized based on the "restated cost", which was calculated by applying through December 31, 2002 the relevant conversion factors to the carrying values of these assets and liabilities.

Foreign currency translation

Monetary assets and liabilities denominated in foreign currency are translated into Rubles at official central bank of the Russian Federation (CBR) exchange rates at the year- end. Transactions denominated in foreign currencies are reported at the CBR rates of exchange at the date of the transaction. Any gains or losses on assets and liabilities denominated in foreign currencies arising from a change in official exchange rates after the date of transaction are recognized as currency translation gains or losses.

Transactions that are conducted in Rubles when the related assets and liabilities are denominated in foreign currencies (or conventional units) are recorded in the Company's consolidated financial statements on the same principles as transactions denominated in foreign currencies.

2. Summary of Significant Accounting Policies (continued)

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment in value.

Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives of each group of asset as follows:

Buildings	45
Constructions	20
Switches	15
Switches	10
Computers	5
Transport	5
Other	3

For the purpose of disclosure, Property, Plan and Equipment are aggregated into the following groups:

- Buildings and constructions;
- Switches and transmission devices;
- Machines and other, in which computers, vehicles and other items are included.

The period of validity of the Company's operating licenses is significantly shorter than the useful lives used for depreciation of the cost of property, plant and equipment. Management believes that the operating licenses will be renewed without significant cost, which would allow the Company to realize the cost of its property, plant and equipment through normal operations.

Construction in progress is recorded as the total of actual expenses incurred by the Company from the beginning of construction to the reporting date, adjusted for the effect of inflation (for periods prior to January 1, 2003) from the date when such expenses occur to the reporting date in accordance with IAS 29. Accrual of depreciation begins when fixed assets are put into operation.

Borrowing costs that are attributable to the acquisition or construction of fixed assets are capitalized as part of the cost of the related asset when it is probable that they will result in future economic benefits to the Company and the costs can be measured reliably. Capitalization of borrowing costs commences with the beginning of activities to prepare the asset for intended use and lasts until the assets are ready for their intended use.

The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount. The recoverable amount of property, plant and equipment is the greater of net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash – generating unit to which the asset belongs. Impairment losses are recognized in the statement of operations.

2. Summary of Significant Accounting Policies (continued)

Property, Plant and Equipment (continued)

The cost of maintenance, repairs, and replacement of minor items of property is charged to maintenance expense. Renewals and betterments are capitalized. Upon the sale or retirement of property, plant and equipment, the cost and related accumulated depreciation are eliminated from the accounts. Any resulting gains or losses are included in the determination of net income.

Equipment contributions and government grants

Equipment transferred to the Company free of charge by its customers and other entities outside the privatization process is capitalized at market value at the date of transfer, and a corresponding deferred income is recognized as a liability in the balance sheet and credited to the statement of operations on the same basis as the equipment is depreciated.

Equipment contributions that do not generate any future income for the Company are not recognized.

Grants received from municipal authorities for the purchase of property, plant and equipment are reflected in the balance sheet as deferred income and recognized as income during the useful life of the respective asset in accordance with IAS 20 "Accounting for Government grants and Disclosure of Government Aid Information".

When the grant relates to an income item it is recognized as income over the periods necessary to match the grant on a systematic basis to the cost that it is intended to compensate.

Intangible assets

Intangible assets acquired separately from the business are capitalized at cost. Intangible assets acquired as part of an acquisition of a business are capitalized separately from god will if the fair value can be measured reliably, subject to the constraint that, unless the asset has a readily ascertainable market value, the fair value is limited to an amount that does not create or increase any negative goodwill arising on the acquisition. Intangible assets created within the business are not capitalized and expenditure is charged against profits in the year in which it is incurred.

The carrying values of intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

Research and Development Costs

Research and development costs are expensed as incurred.

Investments

Financial investments include the following three categories: held – to – maturity investments, investments available – for-sale and investments held for trading.

2. Summary of Significant Accounting Policies (continued)

Investments (continued)

All investments are initially recognized at cost, being the fair value of the consideration given and including acquisition charges associated with the investment.

After initial recognition, investments that are classified as held for trading are measured at their fair value. Gains or losses on trading securities are recognized in the income statement and included into income (loss) from financial investments.

Investments that are intended to be held to maturity, that have fixed maturity, being initially recorded at cost, are subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any discount or premium on acquisition, over the period to maturity. For investments carried at amortized cost, gains and losses are recognized in income when the investments are derecognized or impaired, as well as through the amortization process. Those that do not have a fixed maturity are measured at cost.

After initial recognition, investments that are classified as available –for-sale are measured at their fair value. Gains or losses on available-for sale investments are recognized as a separate component of equity until the investment is sold, collected or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in income.

Other Financial Assets

Other Financial Assets consist of Long-Term Accounts receivable, Long-term Loans Granted to personnel and other financial assets. They are accounted at amortized cost using the effective interest rate.

Inventories

Inventories, which are mainly comprised of cable, materials, spare parts for telecommunications equipment and goods for resale, are priced at the lower of cost or net realizable value. Cost is determined using the average cost method.

Transportation, insurance and other similar expenditures incurred to bring inventories to their existing condition and location are included into the cost of raw materials and goods for resale.

Accounts Receivable

Accounts receivable are stated at face value, less an allowance for doubtful accounts. An estimate of doubtful debts is made when collection of the full amount is no longer probable.

Cash and cash equivalents

Cash and cash equivalents represent cash on hand and in the Company's bank accounts, as well as cash deposits and short-term investments with original maturities of three months or less.

2. Summary of Significant Accounting Policies (continued)

Interest-Bearing Loans and Borrowings

All interest-breaking loans and borrowings are initially recognized at cost of consideration received. After initial recognition, interest-bearing loans and borrowings are subsequently measured at cost plus accrued interest calculated using the effective interest rate method.

Non-Interest-Bearing Loans and Borrowing

The initial recognition of non interest-bearing loans and borrowings and equipment received for non- interest-bearing loans and borrowings are made at their fair market value estimated by discounting future payments to their present value. Market interest rates are approximated by using the prevailing rates of return for the Company's financial instruments having substantially the same terms and characteristics. The subsequent measurement of interest-bearing

loans and borrowings are carried at amortized cost using the effective interest rate method.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of past event, settlement of the obligation may require an outflow of resources embodying economic benefits and reliable estimate can be made of the amount of the obligation. Where the Company expects a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as an interest expense.

Pensions and other Post-Employment Benefits

State plans

Social contributions are made through a unified social tax ('UST") calculated by the Company by the application of a regressive rate (from 35.6% to approximately 18%) to the annual gross remuneration of each employee. The Company allocates the UST to three social funds (state pension fund, social and medical insurance funds), where the rate of contributions to the pension fund vary from 28 % to 14% depending on the annual gross salary of each employee.

The Company's contributions relating to the UST are expensed in the year to which they relate.

Other pension and pos –retirement benefits

Under collective bargaining agreements, the Company also provides post- employment retirement benefits by using defined contribution plans and defined benefit plans. The majority of the Company's employees are eligible to participate under defined benefit plans based upon a number of factors, including years of service, age and compensation.

A defined contribution pan is a post-employment benefit plan under which the Company's liability is limited solely to the amount of a contribution it agrees to pay into a fund. In this case all actuarial and investment risks will be borne by the employees. The Company recognizes contributions under a defined contribution plan in the period to which they are attributable.

2. Summary of Significant Accounting Policies (continued)

Pensions and other Post-Employment Benefits (continued)

Under defined benefit plans, the Company's obligation is to provide the agreed benefits to current and former employees whereby actuarial and investment risks fall, in essence, on the Company.

Leases

Finance leases of equipment that transfer substantially all the risks and rewards incidental to ownership of the leased item to the Company are capitalized at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of

the liability. Finance charges are charged to interest expense.

Capitalized leased assets are depreciated using the straight– line method over the estimated economic useful life of the asset as for owned assets within the same class, with consideration of the contractual terms under which the assets can be used.

Leases where the lessor retains substantially all the risks and rewards of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the statement of operations on a straight- line basis over the lease term.

2. Summary of Significant Accounting Policies (continued)

Revenue

Revenue is recognized to the extent that it is probable that economic benefits will flow to the Company and the revenue can be reliably measured.

The Company categorizes the revenue sources in twelve major categories:

1. Long-distance telephone services- domestic;
2. Long-distance telephone services - international;
3. Local telephone services ;
4. Installation and connection fees;
5. Documentary services;
6. Mobile telecommunication services;
7. Radio and TV broadcasting;
8. Data transfer and telematic services;
9. New services;
10. Rent of telephone channels;
11. Other telecommunications services;
12. Other revenues.

Long distance telephone services (domestic and international)

Revenues from subscribers for long distance services depend on the time of call, duration of call, destination of call, type of service used, subscriber category and the applied rate plan. The Company charges long-distance fees on a per-minute basis. The Company recognizes revenues related to the long distance services in the period when the services are rendered.

2. Summary of Significant Accounting Policies (continued)

Revenue (continued)

Revenue from long-distance services (domestic) includes also revenue from national telephone operators, which comprises two major groups.

The first group of revenues represents services rendered to OJSC “Rostelecom” for termination of long-distance traffic in the network of the Company.

In 2003 the Ministry of the Russian Federation for Antimonopoly Policy and Entrepreneurial Support (MAP) has conducted a reform of the settlements system of multi regional OJSC “Sviayzinvest” companies with OJSC “Rostelecom” for transit of intercity long-distance traffic. Till August 1, 2003 the revenue calculation had been based on the integral settlement rate, multiplied by the total number of minute- distances (transfer of 1 minute of traffic on 50 kilometer intervals of OJSC “Rostelecom” network) , transferred through the period.

The integral settlement rate has been calculated as the sum of the linear settlement rate between zones and difference between inbound and out bound termination settlement rates of the regional companies. The rate has been calculated and agreed by the MAP once per year according to traffic statistics of the previous year, thus it has not reflected real economical benefits and costs related to changes of the incoming and outgoing structure of the traffic in the current settlement period.

In August 2003 a new and more transparent inter-operators settlement system for intercity traffic has been introduced. The new system separates (i) payments of regional operators for the transfer of intercity traffic in OJSC “Rostelecom’s” network and termination of the traffic in the zone, where outgoing intercity calls of its own subscriber reaches its destination, and (ii) payments for the termination of the incoming intercity traffic from other operators in the network of the Company.

Calculation of the costs for the transit of intercity traffic is based on the new settlement rate that is equal to the sum of linear settlement rate multiplied by the quantity of 50 kilometer intervals between zones, using the termination settlement rate for the zone where the calls are terminated. Revenue calculation for the transit of intercity traffic from the OJSC “Rostelecom” to the customers of the regional telecommunication companies is based on the termination settlement rates. New rates have been defined by the order of the MAP dated July 4, 2003.

The second group of revenues from national operators represents services rendered to interconnected telecom operators that transfer the traffic of their customers via the Company’s network

Major revenues are recognized from the services for transit of the traffic and interconnection to the network (one time fees). The Company recognizes revenues from national operators in the period when the services are rendered.

2. Summary of Significant Accounting Policies (continued)

Revenue (continued)

Local telephone services

Revenue from the local telephone services depends on the duration of the telephone connections and subscription fee, while time driven billing scheme is applied. If fixed payment scheme is applied then revenue depends on the subscription fee only. The Company recognizes revenues related to monthly network fees for local services in the month the service is provided to the subscriber.

Installation and connection fees

The company recognizes installation and connecting fees for indefinite contracts with its subscribers as revenues when the installation and connection are complete.

Documentary services

Revenues from telegraph services comprise fees for telegram transmissions and other wire line data transmission services. The Company recognizes revenues related to telegraph services in the period when the services are rendered.

Mobile telecommunication services

Major revenues from cellular services arise from airtime services including local, intercity long distance and international long-distance calls, subscription fees, value –added services, outbound and inbound roaming. The Company recognizes the revenues related to mobile telecommunications services in the period when the services are rendered.

Radio and TV broadcasting

The Company maintains a wireline radio broadcasting network. The revenues comprise monthly fees from subscribers and installation fees for wireline radio sets. The Company recognizes the revenues related to radio broadcasting in the period when the services are rendered.

Data transfer and telematic services

The Company recognizes revenues related to data transfer and telematic services in the period when the services are rendered.

New services

Major revenues from new services include internet services, ISDN, IP- telephony, intelligent network services. The Company recognizes revenues related to new services in the period when the services are rendered.

Rent of telephone channels

Major revenues are recognized from the following services: rent of intercity and international, digital, analogue and telegraph channels. The Company recognizes revenues from the rent of channels in the period when the services are rendered.

2. Summary of Significant Accounting Policies (continued)

Revenue (continued)

Other telecommunication services

Other telecommunication services primarily consist of revenues received by public switched telephone network (PTSN) stations from the rent of direct lines and local interconnection. The Company recognizes revenues related to other services in the period when the services are rendered.

Other revenues

Other revenues primarily consist of revenues received from manufacturing of the telecommunication equipment and its technical support, transportation services, recreation services and sale of products and services provided by auxiliary units.

Income Tax

Deferred income tax assets and liabilities are calculated in respect of temporary differences in accordance with IAS 12 “Income Taxes” (later IAS 12).

IAS 12 requires the use of a balance sheet liability method for financial reporting and accounting for deferred income taxes. Deferred income taxes are provided for all temporary differences arising between the tax bases of assets and liabilities and their carrying values. The Company’s principal temporary differences arise in respect of property, plant and equipment. A deferred tax asset is recorded only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred tax assets and liabilities are measured at tax rates that are expected to apply to the period when the asset is realized or the liability is settled based on tax rates that have been enacted or substantively enacted at the balance sheet date.

A deferred tax liability is recognized for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that both of the following conditions are satisfied: the Company is able to control the timing of the reversal of the temporary difference; and it is probable that the temporary difference will not reverse in the foreseeable feature.

Value-Added Tax

Value-added tax related to sales are payable to the tax authorities on an accrual basis based upon invoices issued to the subscriber. VAT incurred for purchases and paid to suppliers may be reclaimed, subject to certain restrictions, against VAT related to sales. VAT that is not currently reclaimable as of the balance sheet date is recognized in the balance sheet on a gross basis.

2. Summary of Significant Accounting Policies (continued)

Contingencies

Contingent liabilities are not recognized in the financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefit is remote.

Contingent assets are not recognized in the financial statement but disclosed when an inflow of economic benefits is probable.

Subsequent events

Post-year – end events that provide additional information about the Company's position at the balance sheet date (adjusting events), are reflected in the financial statements. Post-year-end events that are not adjusting events are disclosed when material.

(in thousands, except share and per share amounts)

3. Segment Information

	2003				
	Fixed line	**Mobile**	**Intercompany eliminations**	**Total for the Company**	**Fixed lin**
REVENUE					
Sales	**14,938,211**	**2,077,025**	**(244,105)**	**16,771,131**	11 600 711
Inter-segment sales	**(244,105)**	**–**	**244,105**	**–**	(88 014
Total revenue	**14,694,106**	**2,077,025**	**-**	**16,771,131**	11 512 697
GROSS PROFIT					
Segment operating result	**2 813 887**	**621 237**	**–**	**3 435 124**	1 990 875
Unallocated corporate expenses				**(39 522)**	
Operating income				**3 395 602**	
Income from associates				**107 359**	
Interest expenses, net				**(398 510)**	
Loss from other investments				**(46 125)**	
Foreign exchange loss, net				**(60 388)**	
Net monetary gain				**–**	
Income tax expense				**(960 734)**	
Minority interest				**(244 664)**	
Net income				**1 792 540**	

(in thousands, except share and per share amounts)

3. Segment Information (continued)

	2003				
	Fixed line	Mobile	Intercompany eliminations	Total for the Company	Fixed lir
OTHER INFORMATION					
Segment assets	**22 012 200**	**3 724 252**		**25 736 452**	18 478 0
Investments in associates				**219 080**	
Unallocated corporate assets				**141 160**	
Consolidated total assets				**26 096 692**	
Segment liabilities	**(8 816 475)**	**(1 511 809)**		**(10 328 284)**	(5 489 7
Minority interest				**(776 472)**	
Consolidated total liabilities				**(11 104 756)**	
Capital expenditure	**(4 334 951)**	**(794 060)**	**–**	**(5 129 011)**	(4 528 8
Depreciation and amortization	**(1 787 597)**	**(396 015)**	**–**	**(2 183 612)**	(1 641 7
Other non- cash expenses, excl. depreciation (bad debt expenses)	**(494 087)**	**(4 033)**	**–**	**(498 120)**	(167 6

(in thousands, except share and per share amounts)

3. Segment Information (continued)

The Company provides fixed line and mobile telecommunication services, as well as other services. Management believes that the Company operates in one geographical segment, i.e. on the territory of Povolzhie region of Russia.

4. Revenues

By revenue types	2003	2002
Long-distance telephone services – domestic	**5 771 964**	4 469 559
Long- distance telephone services- international	**764 346**	744 436
Local telephone services	**4 094 433**	3 323 820
Installation and connecting fees	**1 407 752**	1 025 783
Documentary services	**137 270**	154 345
Mobile telecommunication services	**2 077 025**	1 426 046
Radio and TV broadcasting	**416 123**	388 299
Data transfer and telematic services	**87 731**	66 591
New services	**444 191**	233 079
Rent of telephone channels	**520 698**	328 789
Other telecommunications services	**432 983**	560 347
Other revenues	**616 615**	481 329
Total	**16 771 131**	13 202 423

The change to the new scheme of settlements with OJSC “Rostelecom” in August 2003 allowed the Company to receive revenue for the termination of traffic on its network depending on the actual amount of traffic in the period leading to an increase in revenue from long-distance telephone services – domestic of 380, 513. The costs of settlements with OJSC “Rostelecom” for the transfer of intercity traffic due to the change of the scheme increased by approximately the same amount.

The Company identifies revenue by the following major customer groups:

Customer groups	2003	2002
Residential customers	**9 036 794**	6 669 215
Corporate customers	**5 663 373**	4 888 729
Government customers	**1 151 895**	1 304 512
Tariff compensation from the state budget.	**919 069**	339 967
Total	**16 771 131**	13 202 423

(in thousands, except share and per share amounts)

5. Other Operating Expenses

	2003	2002
General and administrative	**369 668**	303 971
Cost of goods sold	**266 775**	257 848
Rent expense	**122 610**	112 347
Audit and consulting	**51 324**	56 571
Non- commercial partnership expenses	**135 804**	104 233
Advertising	**108 367**	71 622
Insurance	**69 138**	20 700
Other expenses	**378 603**	129 822
Total	**1 502 289**	1 057 114

Other expenses primarily consist of expenses for social sphere expenses, charity and general activity for direction and management.

General and Administrative Expenses

	2003	2002
Payments to Gossvyaznadzor	**58 765**	75 438
Fire and other security services	**130 485**	101 290
Business travel expenses and representation costs	**42 275**	40 349
Transportation services	**32 732**	35 060
Post services	**38 727**	28 747
Education expenses	**26 503**	16 982
Other general and administrative expenses	**40 181**	6 105
Total	**369 668**	303 971

6. Interest Expenses, net

	2003	2002
Interest income	**(13 089)**	(3 564)
Interest expense	**397 459**	232 536
Interest expense accrued on financial leases	**145 318**	39 819
Less: capitalized interest	**(131 178)**	(42 057)
Total	**398 510**	226 734

(in thousands, except share and per share amounts)

7. Income tax

The income tax charge for the years ended December 31, 2003 and 2002 comprised the following:

	2003	2002
Current income tax expense	**864 921**	652 479
Deferred income tax charges relating to origination and reversal of temporary differences.	**95 813**	531 800
Total income tax charge for the year	**960 734**	1 184 279

A reconciliation of the theoretical tax charge to the actual income tax charge is as follows:

	2003	2002
Profit before income tax and minority interest	**2 997 938**	2 268 081
Statutory income tax rate	**24%**	24%
Theoretical tax charge at statutory income rate	**719 505**	544 339
Increase (decrease) resulting from the effect of:		
Non-taxable income	**(34 224)**	–
Expenses not deductible for tax purposes	**233 004**	241 926
Amortization of good will	**9 485**	–
Permanent elements of monetary gain	–	302 222
Other reconciling items	**32 964**	95 792
Total income tax charge for the year at the effective rate of 32% (2002 – 52%)	**960 734**	1 184 279

(in thousands, except share and per share amounts)

7. Income tax (continued)

The composition of deferred income tax assets and liabilities as of December 31, 2003 and 2002, and their movement in the year ended December 31, 2003 and 2002 were as follows:

	2003	2002
Tax effects of deferred income tax assets:		
Accounts payable	**26 289**	104 804
Accounts receivable	**91 267**	29 172
Finance lease	**96 129**	74 662
Other		
Deferred income tax asset, total	**213 685**	208 638
Tax effects of deferred income tax liabilities:		
Property , plant and equipment	**(1 278 819)**	(1 014 170)
Financial investments	**(55 694)**	(29 752)
Inventory	**(7 622)**	(3 597)
Deferred income tax liability, total	**(1 342 135)**	(1 047 519)
Net deferred income tax liability	**(1 128 450)**	(838 881)

The movement in net deferred income tax liability for the year ended December 31, 2003 was as follows:

Deferred income tax liability as of December 31, 2002	**(838 881)**
Deferred income tax expense	(95 813)
Share in deferred income tax of acquired companies	(193 756)
Deferred income tax liability as of December 31, 2003	**(1 128 450)**

8. Earnings per Share

Basic and diluted earnings per share are calculated by dividing the net income for the year attributable to ordinary shareholders (net income for the period less preferred dividends) by the weighted average number of ordinary shares outstanding during the year.

	2003	2002
Net income attributable to ordinary shareholders (basic and diluted)	**1 591 599**	767 855
Weighted average number of ordinary shares for basic and diluted earnings per share	**245 969 590**	245 969 590
Earnings per ordinary share, Rubles (basic and diluted)	**6,47**	3,12

The Company has no financial instruments that can be converted into ordinary shares.

(in thousands, except share and per share amounts)

9. Dividends Declared and Proposed for Distribution

Dividends declared in 2003 for the year 2002

Dividends on ordinary shares, 0.71 Rubles per share	173 802
Dividends on preferred shares, 1.80 Rubles per share	147 193
Total	**320 995**

Approved at the annual shareholders meeting for the year 2003 (See Note 30 "Subsequent Events").

Dividends on ordinary shares, 0,92 Rubles per share	225 948
Dividends on preferred shares, 2,45 Rubles per share	200 941
Total	**426 889**

Earnings available for dividends are limited to profits determined in accordance with Russian statutory accounting regulations.

10. Property, Plant and Equipment

	Buildings and constructions	Switches and transmissions devices	Construction in progress and equipment for installation	Machines and other	Total
Cost					
At December 31, 2002	22 681 267	23 981 044	1 081 325	5 460 850	53 204 486
Additions	–	–	5 129 011	–	5 129 011
Additions resulting from acquisition of subsidiary	228 500	1 085 000	263 932	24 899	1 602 331
Disposals	(206 917)	(778 220)	(19 908)	(135 133)	(1 140 178)
Transfers	1 840 680	2 697 132	(5 058 136)	520 324	–
At December 31, 2003	**24 543 530**	**26 984 956**	**1 396 224**	**5 870 940**	**58 795 650**
Impairment					
At December 31, 2002	(299 273)	(297 260)	–	(69 152)	(665 685)
Impairment loss on disposal of Property, Plant and Equipment	6 572	1 271	–	3 867	11 710
At December 31, 2003	**(292 701)**	**(295 989)**	–	**(65 285)**	**(653 975)**
Accumulated depreciation					
At December 31, 2002	(14 788 468)	(16 886 361)	–	(3 538 737)	(35 213 566)
Charge for the year	(479 991)	(1 257 308)	–	(395 529)	(2 132 828)

Disposals	101 049	696 820	–	162 536	960 405
At December 31, 2003	**(15 167 410)**	**(17 446 849)**	**–**	**(3 771 730)**	**(36 385 989)**
Net book value as of December 31, 2002	**7 593 526**	**6 797 423**	**1 081 325**	**1 852 961**	**17 325 235**
Net book value as of December 31, 2003	**9 083 419**	**9 242 118**	**1 396 224**	**2 033 925**	**21 755 686**

(in thousands, except share and per share amounts)

10. Property, Plant and Equipment (continued)

The net book value of plant and equipment held under finance leases at December 31, 2003 is 1,202,206 (2002 - 604,018). Leased assets are pledged as security for the related finance lease obligations (see Note 23 "Finance Lease Obligations").

In 2003, the Company increased construction in progress by the amount of capitalized interest totaling 131,178 (2002-42,057).

Property, plant and equipment for the total of 5,751,509 as of December 31, 2003 (2002 - 3,636,679) is pledged as security for the Company's borrowings (see Note 22 "Loans and Borrowings").

Net book value of property, plant and equipment received under vendor financing amounted to 965,019(2002-722,048).

The Company's accounting records related to property, plant and equipment are not designed to support their presentation in accordance with IAS 16, "Property, Plant and Equipment", IAS 29, "Financial Reporting in Hyperinflationary Economies" and IAS 36, "Impairment of Assets". As such, certain estimates and assumptions were made by management to present fixed assets in the accompanying consolidated financial statements.

The Company plans to hire an independent appraiser to assist in appraisal of the fair value of the Property, Plant and Equipment, in order to make the necessary adjustments, if any, to the Company's books and records, to comply with IFRS.

11. Intangible Assets and Goodwill

	Goodwill	Licenses	Software	Other	Total
Cost					
At December 31,2002	–	9 836	35 348	184	**45 368**
Additions	–	8 071	720 662	512	**729 245**
Additions due to acquisition of subsidiaries	180 682	13 233	–	–	**193 915**
Disposals	–	–	(385)	(142)	**(527)**
At December 31, 2003	180 682	31 140	755 625	554	**968 001**
Accumulated Depreciation					
At December 31, 2002	–	(1 263)	(6 740)	(156)	**(8 159)**
Charge for the year	(39 522)	(1 492)	(9 716)	(54)	**(50 784)**
Disposals	–	–	384	5	**389**
As December 31, 2003	(39 522)	(2 755)	(16 072)	(205)	**(58 554)**
Net book value at December 31, 2002	–	8 573	28 608	28	**37 209**

Net book value at December 31 2003	141 160	28 385	739 553	349	**909 447**

(in thousands, except share and per share amounts)

11. Intangible Assets and Goodwill (continued)

In accordance with the Board decision of OJSC "Sviayzinvest", the Company's parent, dated April 14, 2003 the Company was instructed to proceed with the purchase and implementation of an enterprise management system (ERP) based on Oracle E-business Suite software. The Company's Board of Directors confirmed this decision on May 28, 2003 and approved a supply contract with CJSC "Otkrytye tekhnologii 98" in the amount of 21,915 thousand US dollars excluding VAT (approximately 665,450).

In accordance with the supply contract, the Company has been provided with non-exclusive licenses for 13,029 users of E-business Suite among other license applications.

The Company will commence amortization of these costs upon substantial completion of implementation. Prior to this time management will periodically assess this intangible asset for impairment. The Company expects to complete this system implementation in 2007.

Licenses and software are amortized on a straight-line basis over their estimated useful lives determined equal to the term of the license or the license agreement for software. Useful lives of other intangible assets are 5-10 years.

12. Investments in Subsidiaries

The consolidated financial statements include the assets, liabilities and financial results of OJSC "VolgaTelecom" and its subsidiaries, whose main activity is providing cellular services. These subsidiaries are Russian legal entities registered in accordance with Russian regulations.

Name	Main activity	Voting Share	
		2003	**2002**
CJSC "Tsifrovye Telecommunicatsii"	Local telephone network services	**100**	81
LLC "Udmurtskie sotovye seti -450"	Cellular services (NMT-450)	**100**	100
CJSC "Nizhegorodskaya Sotovaya sviyaz"	Cellular services (GSM-900)	**100**	50
CJSC "TeleSviyazInform"	Cable and air TV services	**100**	100
LLC "Vyatka -Page"	Paging services	**91**	91
CJSC "Pulse Radio Yoshkar-Ola"	Radio services	**61**	61
CJSC "Sotovaya sviyaz Mordovii "	Cellular services (GSM-900)	**60**	60
LLC "ChOP ROS"	Security services	**60**	60
CJSC "Narodny Telephone Saratov"	Cellular services (CDMA)	**51**	51
CJSC "Orenburg GSM"	Cellular services (GSM-900)	**51**	51
LLC "Vyatskaya sotovaya sviyaz"	Cellular services (NMT-450)	**51**	51
CJSC "Ulyanovsk-GSM"	Cellular services (GSM-900)	**51**	51
LLC "Radio Resonance"	Radio services	**51**	51
LLC Russian-American JV "Izhcom"	Data transmission and telematic services	**51**	51
CJSC "Nizhegorodski radiotelephone"	Local telephone network services	**50**	50
CJSC "Chery-Page"	Paging services	**50**	50
OJSC "Tatincom-T"	Cellular services (GSM-900)	**50**	–
NPF "Doveriye "	Pension fund	–	75

(in thousands, except share and per share amounts)

12. Investments in Subsidiaries (continued)

In February 2003 the Company increased its stake in CJSC "Nizhegorodskaya Sotovaya sviyaz" by purchasing the remaining 50% interest for cash consideration of 20 million US dollars (Approximately 641, 000).

In September 2003 the Company acquired 50% +1 share in OJSC "Tatincom-T" for consideration of 15.6 million dollars (approximately 474, 000).

In December 2003 2,415 was paid for the 19 minority interest of CJSC "Tsifrovye Telecommunicatsii".

The Company's management has assigned the acquisition price for the 50% interest in CJSC "Nizhegorodskaya Sotovaya sviyaz" as follows:

Acquisition price	630 169
Transaction costs	10 991
Total paid	**641 160**
Assigned value of identifiable assets and liabilities:	
Property , plant and equipment, net	756 427
Intangible assets, net	24 065
Other non-current assets	22 671
Accounts receivable	23 415
Cash and cash equivalents	49 992
Other current assets	60 441
Current liabilities	(129 110)
Long-term liabilities	(78 635)
Total net assets	**729 266**
Company's share in acquired net assets	50%
Assigned value of acquired share in identifiable net assets	364 633
Good will	**276 527**
Amortization of goodwill since the acquisition date to December 31,2003	**(41 479)**
Amount of goodwill at December 31, 2003 , net	**235 048**

(in thousands, except share and per share amounts)

12. Investments in subsidiaries (continued)

The Company's management has assigned the acquisition price for the 50%+1 share in OJSC "Tatincom-T" as follows:

Acquisition price	454 656
Transaction costs	19 280
Total paid	**473 936**

Assigned value of identifiable assets and liabilities:

Property, plant and equipment, net	1 602 331
Intangible assets, net	13 172
Accounts receivable	60 126
Cash and cash equivalents	8 628
Other current assets	78 924
Current liabilities	(240 034)
Long-term liabilities	(383 585)
Total net assets	**1 139 562**
Company's share in acquired net assets	50%
Assigned value of acquired share in identifiable net assets	569 781
Negative goodwill	**(95 845)**
Amortization of negative goodwill since the acquisition date to December 31, 2003	**1 957**
Amount of negative goodwill at December 31, 2003, net	**(93 888)**

The Company did not estimate the fair value of the acquired assets and liabilities of CJSC "Nizhegorodskaya Sotovaya sviyaz" and OJSC "Tatincom" as required by IAS 22 "Business Combinations". For determination of goodwill, management used an assumption that historical net book value of assets and liabilities equaled their fair value.

(in thousands, except share and per share amounts)

13. Investments in Associates

Investments in associates at December 31, 2003 and 2002 comprised the following:

Associate	Activity	As of December 31, 2003 Voting shares	As of December 31, 2003 Carrying value	As of December 31, 2002 Voting shared	As of December 31, 2002 Carrying value
CJSC "Tsifrovye Seti Udmurtii-900"	Cellular services (GSM-900)	**49%**	**120 320**	49%	41 590
CSC "SamaraTelecom"	Local telephone network services	**28%**	**64 583**	28%	45 899
CJSC "Transsviyaz"	Local telephone network services	**40%**	**1 196**	40%	1 458
OJSC "Telesot"	Local telephone network services	**32%**	**9 093**	32%	6 826
ACB "C-Bank"	Banking services	**42%**	**16 944**	42%	6 884
CJSC "Sotel – NN"	Cellular services (NMT-450)	**20%**	**–**	20%	1 269
Other	Cellular and telephone services	**20%-49%**	**6 944**	20%-49%	7 795
Total			**219 080**		111 721

The Company has investments in the following associates whose net assets are negative as of December 31, 2003 and 2002:

Name	Activity	Voting share, %	Net assets as of December 31, 2003	Net assets as of December 31, 2002
CJSC "Saratov-Mobile"	Cellular services (AMPS)	50%	**(51 089)**	(41 425)
CJSC "Sotel-NN"	Cellular services (NMT-450)	20%	**(8 509)**	–
CJSC "Chuvashiya Mobile"	Cellular services (AMPS)	30%	**(53 824)**	(55 242)

(in thousands, except share and per share amounts)

13. Investments in Associates (continued)

Movement in investments in associates in 2003 is presented below:

Investments in associates at December 31, 2002	**111 721**
Share in change in net assets of associates, net of dividends received	107 359
Investments in associates at December 31, 2003	**219 080**

The carrying value of investments in associates shown in these consolidated financial statements is equivalent to the Company's share in the net assets of investees, except for investments in CJSC 'Saratov – Mobile", CJSC "Sotel- NN" and CJSC "Chuvashiya Mobile", which reported accumulated loses as of December 31, 2003. As the Company's share in accumulated losses of these associates exceeded the cost of the respective investments, in accordance with IAS 28 "Accounting for Investments in Associates", the carrying amounts of the investments were reduced to zero.

14. Other Long- term Investments and Short-term Investments

As of December 31, 2003 and 2002, the Company's investments comprised the following:

	2003	2002
Long-term investments held – to- maturity	**24 120**	66 173
Short-term investments held-to-maturity	**5 136**	–
Total investments	**29 256**	66 173

15. Inventories, net

Inventories at December 31, 2003 and 2002 included the following:

	2003	2002
Cable, materials and spare parts fro telecommunications equipment	**290 957**	243 115
Finished goods and goods for resale	**33 920**	39 510
Other inventories	**177 498**	186 350
Less: provision for obsolescence	–	(1 356)
Total	**502 375**	467 619

16. Trade Accounts receivable, net

Trade accounts receivable as of December 31, 2003 and 2002 comprised the following:

	2003	2002
Trade receivables - telecommunication services	**1 882 618**	1 002 370
Less: allowance for doubtful accounts	**(759 870)**	(255 680)
Total	**1 122 748**	746 690

The Company identified trade receivables by the following major customer groups:

	2003	2002
Corporate customers	**502 542**	379 517
Residential customers	**635 274**	302 737
Government customers, including tariff compensation from the state budget	**744 802**	320 116
Total	**1 882 618**	1 002 370

17. Other Financial Assets

As of December 31, 2003 and 2002, other financial assets included:

	2003	2002
Long-term accounts receivable	**4 346**	161
Long-term loans given to employees	**24 627**	21 681
Total	**28 973**	21 842

(in thousands, except share and per share amounts)

18. Other Current Assets

As of December 31, 2003 and 2002 other current assets comprised the following:

	2003	2002
Prepayments and advance paid	**176 710**	184 847
Settlement with personnel	**23 958**	20 164
Short-term loans given to employees	**3 972**	10 016
Vat recoverable	**686 758**	565 041
Prepaid income tax	**59 606**	101 994
Other prepaid taxes	**18 358**	29 464
Other receivables	**99 433**	137 900
Less: allowance for other current assets	**(343)**	(7 670)
Total	**1 068 452**	1 041 756

19. Cash and Cash Equivalents

As of December 31, 2003 and 2002 cash and cash equivalents comprised the following:

	2003	2002
Cash at bank and on hand	**278 480**	169 421
Cash equivalents	**48 804**	45 442
Total	**327 284**	214 863

20. Share capital

	2003 / 2002	
	Shares	**Share capital**
Preferred shares at par value 5 rubles:		
• shares authorized	82 514 900	
• shares issued and outstanding as of December 31	81 983 404	409 917
Ordinary shares at par value 5 rubles		
• shares authorized	247 268 683	
• shares issued and outstanding as of December 31	245 969 590	1 229 848
Total share capital		**1 639 765**

As a result of the reorganization (see Note 1 "General Information") the state registration of amendments to the charter documents was completed on November 30, 2002.

(in thousands, except share and per share amounts)

20. Share capital (continued)

The share capital account represents the authorized capital of the Company as stated in the charter documents. The Company had 245,969,590 ordinary shares and 81,983,404 preference shares type A issued as of December 31, 2003 and 2002. All shares have a par value of 5 rubles. All shares were fully paid. There is no treasury stock as of December 31, 2003 and 2002.

Of the capital stock issued as of December 31, 2003, 75% was attributable to ordinary shares and 25% attributable to preference shares, type A. The common shareholders are allowed one vote per share. Preference shares type A are non-voting. All ordinary shares and preference shares type A are eligible for distribution of earnings available in accordance with Russian statutory accounting regulations. Preference shares type A are guaranteed an annual payment of dividends in the amount equal to 10% of statutory income available for dividends. Each preference share type A is entitled to a minimum annual dividend distribution that is not less than the distribution for each ordinary share for the same year. Shareholders of preference shares type A have a preferred right to recover the par value of preference shares in liquidation.

In October 1997 the Company registered shares in the form of 1 level American Depositary Receipts (ADR). Each ADR represents 2 shares of common stock of the Company. As at December 31, 2002 the Company has 4,615,919 ADR equal to 9,231,838 ordinary shares that represent 3.7% of ordinary shares and 2.8% of the Charter Capital. During 2003 the Company registered an additional 8,141,673 ADR equal to 16,283,346 ordinary shares that gives an increase of 6.67% of ordinary shares or 4.98% of the Charter capital. As at December 31, 2003 the Company has 12,757,592 ADR equal to 25,515,184 ordinary shares that represent 10.37% of ordinary shares and 7.78% of the Charter Capital. Currently ADRs are traded on the Berlin and Frankfurt-On-Main Stock Exchanges and American over-the- counter market.

The Company's shareholding structure as of December 31, 2003 was as follows:

	Ordinary shares		**Preference shares**		
	Number	**%**	**Number**	**%**	**Total**
OJSC "Sviayzinvest"	124 633 745	50,67	–	–	124 633 745
Other legal entities	81 324 125	33,07	56 116 395	68,45	137 440 520
ADR Holders	25 515 184	10,37	–	–	25 515 184
Individuals	14 496 536	5,89	25 867 009	31,55	40 363 545
Total	**245 969 590**	**100**	**81 983 404**	**100**	**327 952 994**

(in thousands, except share and per share amounts)

21. Minority interest

As of December 31, 2002	**342 039**
Minority interest in net assets of acquired subsidiaries	202 853
Minority interest in net assets of subsidiaries disposed	(10 326)
Minority interest in net income of subsidiaries	244 664
Dividends to minority shareholders	(2 758)
As of December 31, 2003	**776 472**

22. Loans and borrowings

	Interest rate	Maturity date	2003	2002
Short- term loans and borrowings				
Bank loans:				
Bank loans (Russian rubles)	12-23 %	2004	**804 826**	592 041
Bank loans (USD)	5%	2004	**17 726**	18 622
Bank loans (Euro)	9%	2004	–	4 681
Total bank loans			**822 552**	615 344
Bonds (Russian rubles)	–	2004	**13 187**	–
Vendor financing				
Vendor financing (USD)	6-8%	2004	**28 627**	42 585
Vendor financing (Euro)	5-6%	2004	**189 797**	131 331
Vendor financing (Japanese Yens)	6%	2004	**2 696**	–
Total vendor financing			**221 120**	173 916
Promissory notes (Russian rubles)	13%	2004	**400 000**	–
Other loans	6-24%	2004	**183 067**	104 112
Total short-term loans and borrowings			**1 639 926**	893 372

(in thousands, except share and per share amounts)

22. Loans and borrowings (continued)

	Interest rate	Maturity date	2003	2002
Long-term borrowings				
Long-term bank loans:				
Long-term bank loans (Russian rubles)	11-16 %	2004-2006	**1 273 604**	398 520
Long-term bank loans (Euro)	9 %	2004-2006	**97 453**	143 365
Total bank loans			**1 371 057**	541 885
Bonds (Russian rubles)	13,67 %	2006	**1 000 000**	–
Vendor financing :				
Vendor financing (rubles)	6 %	2004-2006	**47 520**	61 979
Vendor financing (USD)	6-8 %	2004-2006	**151 379**	135 726
Vendor financing (Euro)	4-6 %	2004-2006	**359 947**	476 413
Total vendor financing			**558 846**	674 118
Loans from related parties (OJSC "Sviayzinvest", Note 28)				62 526
Restructured connection fees from customers (Rubles)	1-7 %	2004-2008	**52 220**	57 255
Other loans (Russian rubles)	5-7%	2004-2007	**40 384**	–
Less : Current portion of long-term loans and borrowings			**(481 169)**	(457 718)
Total long-term borrowings			**2 541 338**	878 066

As of December 31, 2003 short-term borrowings comprised 182,697 of interest payable (2002 - 53,031). This amount includes accrued coupon interest for bonds, totaling 91,071 and payable in February 2004.

(in thousands, except share and per share amounts)

22. Loans and borrowings (continued)

As of December 31, 2003, long-term borrowings had the following maturity schedule:

Maturity date	Bank loans	Bonds and restructured connection fees	Vendor financing	Other	Total
2004	(152 925)	(532)	(303 902)	(23 810)	(481 169)
2005	(971 606)	(1 000)	(230 789)	(11 609)	(1 215 004)
2006	(246 526)	(1 002 000)	(24 155)	(3 031)	(1 275 712)
2007	–	(4 000)	–	(1 934)	(5 934)
2008		(44 688)			(44 688)
Total	**(1 371 057)**	**(1 052 220)**	**(558 846)**	**(40 384)**	**(3 022 507)**

Short-term Loans

Bank Loans

Short-term ruble borrowings mainly represent bank loans received for working capital financing purposes. Most of these loans are collateralized with telecommunications equipment.

Sberbank

During 2003, the Company entered into several agreements with Sberbank with the total amount of 463,798 outstanding as of December 31, 2003. Interest is accrued at 13-23% per annum. Maturity is June-August 2004. The loans are collateralized with fixed assets valued at 596,075.

International Moscow Bank

In November 2003, the Company entered into agreement with International Moscow Bank with the total amount of 201,009 outstanding as of December 31, 2003. Interest is accrued at 12% per annum. Maturity is November 2004. The loans are collateralized with fixed assets valued at 240,033.

Other bank loans

Other bank loans mainly represent bank loans received for working capital financing purposes. The interest rate varies from 9% to 23% per annum. The loans are not secured.

(in thousands, except share and per share amounts)

22. Loans and Borrowings (continued)

Vendor financing

Alkatel

In 2001-2003 the Company entered into several agreements with Alkatel under which Alcatel delivered and installed telecommunication equipment. The related liability is denominated in Euro and US dollar. Part of these loans bears interest at 4-6 % per annum. The amount of non-interest bearing loans as at December 31, 2003 represents the present value of future payments under the agreements. Interest is accrued at a weighted average interest rate on the Company's interest bearing borrowings obtained in appropriate periods and denominated in Euro, which is approximately 6.8 % per annum.

IskraTel

The Company entered into agreements with IskraTel in the total amount of 2,651 thousand US dollar. The agreement is non-interest bearing. The liability as of December 31, 2003 is the present value of the future payments discounted at 5% per annum.

Huawei

The Company entered into agreements with Huawei in the total amount of 3,099 thousand US dollar. The agreement is non-interest bearing. The agreements do not provide for interest payments thus the amount of liability as at December 31, 2003 represents the present value of future payments. Interest is accrued at a weighted average interest rate on the Company's interest bearing borrowings obtained in appropriate periods (approximately 6.5%).

Promissory Notes

Vneshtorgbank

The Company's short-term borrowings from Vneshtorgbank are represented by Promissory Notes issued in the amount of 400,000, which mature in 2004. Interest is accrued at 13% per annum.

Long-term Loans

Bank Loans

Sberbank

Long-term loans from Sberbank mostly represent ruble credit lines under several agreements entered into during 2003 by the Company. The agreements terminate in 2005-2006. The loans under the agreements accrue interest at 14 % per annum. As of December 31, 2003, the outstanding amount was 707,677. The loans are collateralized with fixed assets valued at 748,537.

(in thousands, except share and per share amounts)

22. Loans and Borrowings (continued)

International Moscow bank

Long-term borrowings from International Moscow Bank primarily represent a loan in the amount of 300,000 received in July 2003. The agreement terminates in January 2005. The loan under the agreement accrues interest payable at 12% per annum. As of December 31, 2003, the outstanding amount was 300,000. The loan is collateralized with fixed assets valued at 360,664.

Sviayzinvest

In 1997-1998 Sviayzinvest granted loans to the Company in the amount of 11,850 US dollars. The loans were provided for the working capital requirements and development of the rural telephone networks and was required to be settled in 2000. Following the crisis of 1998 and significant increase in the exchange rate of the US dollar to the ruble, re-payments on this agreement were ceased. As of December 31, 2003 the loans were fully repaid.

Bonds

In February 2003, the Company registered the issue of interest-bearing bearer's bonds, series VT-1, par value of 1 thousand Rubles. The bonds have 12 coupons. Payments against the first coupon are made on the 91st day from the date of issue; interest per other coupons are payable every subsequent 91st day. The coupon interest rate for the 1st and 2" coupons is determined at 4.75 % per annum, for the 3rd and 4th coupons at 16.5% per annum, for the 5-th -10-th at 15% per annum, for the 11th and 12th at 13% per annum. The bonds mature 1,096 days from the date of issue in February 2006. The bonded loan is carried at the amortized cost with an effective rate of 13.67% per annum.

Vendor financing

Vnesheconombank

In 1995-1996, the Ministry of Finance of the Russian Federation (hereinafter, "the Ministry") provided long-term financing to the Company to purchase telecommunications equipment from various foreign vendors. Vnesheconombank acted as the Company's lending agent on behalf of the Ministry. Agreements are denominated in Euro. The interest under these agreements is accrued at floating rate Plafond C, which in 2003 approximated 5.75-6.50 %, plus 2 % per annum. The loan is not collateralized.

(in thousands, except share and per share amounts)

22. Loans and Borrowings (continued)

Alkatel

The Company's long-term liabilities to Alcatel Sel AG are mainly represented by the amounts payable for the telecommunication equipment under contracts in 1997-2002. The amounts payable under these agreements are denominated in Euro and are repayable in equal semi-annual or quarterly installments till 2005. These agreements bear an interest rate of 4-6%. Certain Euro denominated loans are interest-free. The amount of this liability as at December 31, 2003 represents the present value of future payments under the agreements. Interest-free loans were discounted at the average interest rate on similar interest-bearing borrowings denominated in Euro. Equipment received under these agreements is pledged to the supplier until the final payment is made.

Ericsson Nikola Tesla

In 2001 the Company entered into several agreements with Ericsson Nikola Tesla in the total amount of 2,650 thousand US dollar, under which Ericsson Nikola Tesla delivered telecommunication equipment to the Company. The loans under the agreements accrue interest at 8% per annum.

Siemens AG

In 1997-2001 the Company entered into several agreements with Siemens AG totaling to 5,460 thousand Euro, under which Siemens AG delivered telecommunication equipment to the Company. The amounts payable under these agreements are denominated in Euro. The loans under the agreements accrue interest at 6% per annum.

Mashpriborkom

In 1997 the Company entered into several agreements with Mashpriborkom totaling to 2,948 thousand Euro, under which it delivered telecommunication equipment to the Company. The loan under the agreement accrues interest at 11% per annum

23. Finance Lease Obligations

The Company has finance lease contracts for telecommunication equipment. Future minimum lease payments under finance lease contracts together with the present value of the net minimum lease payments as of December 31, 2003 and 2002 are as follows:

(in thousands, except share and per share amounts)

23. Finance Lease Obligations (continued)

	2003		2002	
	Minimum payments	Present value of payments	Minimum payments	Present value of payments
Current portion	510 111	321 109	260 157	193 054
2 to 5 years	717 399	520 394	288 691	222 846
Total minimum lease payments	**1 227 510**	**841 503**	**548 848**	**415 900**
Less amounts representing finance charges	(386 007)		(132 948)	
Present value of minimum lease payments	**841 503**	**841 503**	**415 900**	**415 900**

In 2003 and 2002, the Company's primary lessors were OJSC "RTC-Leasing" and LLC "Promsviyazleasing". In 2003, the effective interest rate on leasing liabilities ranged from 21% to 39% per annum (2002 - from 20% to 40%).

In accordance with agreements concluded with OJSC "RTC-Leasing", the lessor is entitled to adjust the lease payments schedule subject to certain changes in the economic environment, in particular, changes in the refinancing rate of the Central Bank of the Russian Federation

(in thousands, except share and per share amounts)

24. Accounts Payable and Accrued Liabilities

As of December 31, 2003 and 2002, the Company's accounts payable and current liabilities comprised the following:

	2003	2002
Trade accounts payable	**314 479**	316 837
Advances received from subscribers	**449 456**	331 581
Accounts payable for capital investments	**846 459**	489 692
Salaries and wages payable	**314 291**	198 792
Accounts payable on acquisition of subsidiaries	**184 042**	5 385
Other accounts payable	**245 781**	200 255
Total	**2 354 508**	1 542 542

25. Taxes and Payroll Related Obligations

As of December 31, 2003 and 2002, the Company had the following taxes payable:

	2003	2002
Value- added tax	**459 286**	386 990
Income tax	**6 913**	129 853
Property tax	**44 763**	39 125
Sales tax	**41 339**	45 096
Unified social tax	**125 239**	45 918
Other	**64 605**	50 783
Total	**742 145**	697 765

26. Pension Plans and Employee Benefits

In 2003 the Company made various payments to employees in addition to salary. These payments generally represent financial aid to the Company's employees with limited abilities and bonuses to employees, which had made no breaches of internal policies during the last fiscal year. Such benefits were included in salary, benefits, salary taxes and other social expenditures in the accompanying consolidated statements of operations for the year ended December 31, 2003 and totaled 74,454 (2002 - 121,000).

(in thousands, except share and per share amounts)

26. Pension Plans and Employee Benefits (continued)

In addition to statutory pension benefits, the Company also contributes to defined benefit plans which cover most of its employees. Non-government pension fund "Telecom-Soyuz", which is related to the Company (see Note 28 "Related Parties"), maintains the plan. The plans provide for payment of retirement benefits starting from statutory retirement age, which is currently 55 for women and 60 for men. The benefits are based on a formula recognizing minimal statutory pension, length of service both in the Company and in the telecommunications industry, as well as final average earnings and position in the Company at retirement. The benefits are not vesting and are subject to the employee retiring from the Company on or after the above-mentioned ages. The Company makes contributions to the pensions funds as a set percentage of the employees' salaries or in the amount set forth in the agreement with the pension fund subject to a specific pension arrangement.

The Company has not made an actuarial determination of its obligation under these agreements and hence has not recorded its obligations or made disclosures required under IAS 19, "Employee Benefits", pertaining to the value of obligations and assets of the plan as of December 31, 2003 and 2002.

27. Commitments and Contingencies

General Contingencies

The Russian economy while deemed to be of market status beginning in 2002 continues to display certain traits consistent with that of a market in transition. These characteristics have in the past included higher than normal historic inflation, lack of liquidity in the capital markets, and the existence of currency controls, which cause the national currency to be illiquid outside of Russia. The continued success and stability of the Russian economy will be significantly impacted by the government's continued actions with regard to supervisory, legal, and economic reforms.

Management cannot predict what effect changes in fiscal, political or tariffing policies may have on the Company's current financial position or its ability to make future investments in property, plant and equipment. The consolidated financial statements do not include any adjustments that might result from these uncertainties. Related effects will be reported in the financial statements as they become known and estimable.

(in thousands, except share and per share amounts)

27. Commitments and Contingencies (continued)

Tax Laws and Regulations

Legislation and regulations regarding taxation and foreign currency transactions in Russia continue to evolve as the government manages the transformation from a command to a market-oriented economy.

During 2002, the Russian Federation enacted a new tax code with significant modifications from the prior law.

The various legislation and regulations are not always clearly written and their interpretation is subject to the opinions of the local, regional and national tax authorities, the Central Bank and Ministry of Finance. Instances of inconsistent opinions are not unusual.

The current regime of penalties and interest related to reported and discovered violations of Russia's laws, decrees and related regulations is severe. Interest (at the Central Bank of RF official rates) and fines are levied when an understatement of tax liability is discovered. As a result, penalties and interest can result in amounts that are multiples of any unreported taxes.

The Company believes that it has paid or accrued all taxes that are applicable. Where practice concerning the provision of taxes was unclear, the Company has accrued tax liabilities based on management's best estimate. The Company's policy is to accrue for contingencies in the accounting period in which a loss is deemed probable and the amount is reasonably determinable. No such accruals have been made as of December 31, 2003.

Because of the uncertainties associated with the Russian tax and legal systems, the ultimate amount of taxes, penalties and interest assessed, if any, may be in excess of the amount expensed to date and accrued as of December 31, 2003.

Insurance Coverage

The Russian insurance industry is in a developing state and many forms of insurance protection common in other parts of the world are not yet generally available. During 2003, the Company did not maintain insurance coverage on a significant part of its property, plant and equipment asset bases, business interruption, or third party liability in respect of property or environmental damage arising from accidents on the Company's property or relating to the Company's operations. Until the Company obtains adequate insurance coverage, there is a risk that the loss or destruction of certain assets could have a material adverse effect on the Company's operations and financial position. As of December 31, 2003, the Company's insured fixed assets at gross book value amounted to approximately 10.6 billion rubles.

27. Commitments and Contingencies (continued)

Litigation, Claims and Assessments

The Russian legal system is characterized by (1) inconsistencies between and among laws, Presidential decrees, and Russian governmental, ministerial and local orders, decisions, and resolutions and other acts; (2) conflicting local, regional and federal rules and regulations; (3) the lack of judicial and administrative guidance on interpreting legislation; (4) the relative inexperience of judges and courts in interpreting legislation; and (5) a high degree of discretion on the part of governmental authorities.

Management is unable to estimate what developments may occur in respect of the Russian legal system or the resulting effect of any such developments on the Company's financial condition or future results of operations. The financial statements do not include any adjustment that may result from these uncertainties.

Telecommunication Reforms

On January 1, 2004, a new law on telecommunications came into effect in Russia. The law sets the legal basis for the telecommunications business in Russia and defines the status that state bodies have in the telecommunications sector. The new law may increase the degree of regulators' oversight over the Company's operations and until such time as appropriate regulations consistent with the new law are promulgated, there will be a period of confusion and ambiguity as regulators interpret the legislation.

Under the new law the Company is obliged to provide services under similar circumstances and equal conditions for connecting telecommunications networks and for carrying traffic from communications operators rendering similar services and to render connection services and the services involved in carrying traffic to these operators under the same terms and of the same standard, like for its own structural subdivisions and for affiliated parties.

According to the new telecommunication law, the individual subscriber has an option for local service to be paid based on subscription or by-the-minute payment system.

Management cannot predict with any certainty to what degree (if at all) the new law will affect the Company's operations.

(in thousands, except share and per share amounts)

27. Commitments and Contingencies (continued)

Capital Commitments

Oracle E-business Suite implementation

The Company contracted to invest approximately 5,360 thousand US dollars into installation of Oracle E-business Suite in 2004.

Guarantees issued

As of December 31, 2003 the Company had issued guarantees totaling 1,236,657 (December 31, 2002 - 631,000) with regard to bank loans mainly drawn by OJSC "RTC-Leasing" (see also Note 23 "Finance Lease Obligations"). On October 23, 2002 the Company issued a guarantee for a loan received by OJSC "RTC-Leasing" from Sberbank under a non-revolving credit line facility. Guarantee outstanding as of December 31, 2003 amounted to 437,926. On September 9, 2003 the Company issued another guarantee for a loan received by OJSC "RTC-Leasing" from Sberbank in the amount of 790,681. Both guaranteed loans were received by OJSC "RTC-Leasing" to finance expenditures related to lease agreements with the Company. The repayment of these loans should be performed in equal installments during 2004 - 2008. As of December 31, 2003 Sberbank did not claim any overdue repayments of the loans. The Company's management does not expect occurrence of any material obligations related to these guarantees.

Capital Investments

At December 31, 2003 the Company has commitments of 378,571 (2002 - 380,828) for capital investments into modernization and expansion of its network, including finance lease obligations in the amount of 202,297 (2002 - 225,273)

28. Related Parties

OJSC "Sviayzinvest"

The Company regards OJSC "Sviayzinvest" as its parent entity. OJSC "Sviayzinvest" was wholly owned by the Russian Government until July 1997 when the Government sold 25% plus one share of the Charter Capital of OJSC "Sviayzinvest" to the private sector.

An effectively operating telecommunications and data transmission facility is of great importance to Russia for various reasons including economic, strategic and national security considerations. Consequently, the Government has and may be expected to continue to exercise significant influence over the operations of OJSC "Sviayzinvest" and its subsidiary companies.

(in thousands, except share and per share amounts)

28. Related Parties (continued)

The Government's influence is not confined to its share holdings in OJSC "Sviayzinvest". It has general authority to regulate tariffs and does regulate domestic long distance tariffs to a limited extent. In addition, the Ministry of Information Technologies and Communications of the Russian Federation (the former Ministry of Communications and Informatization of the Russian Federation) has control over the licensing of providers of telecommunications services.

During 2003 the Company repaid two loans to OJSC "Sviayzinvest" in the amount of 62,526 (see also Note 22 "Loans and Borrowings").

OJSC "Rostelecom"

OJSC "Rostelecom", a majority owned subsidiary of OJSC "Sviayzinvest", is the primary provider of domestic long distance and international telecommunications services in the Russian Federation. The annual expense associated with traffic carried by OJSC "Rostelecom" and terminated outside of the Company's network is stated as interconnection charges (see also Note 2 "Summary of Significant Accounting Policies"). Further, OJSC "Rostelecom" uses the Company's network to provide incoming long-distance and international traffic to its subscribers and partner operators. Transactions undertaken by the Company with OJSC "Rostelecom" reported in the accompanying consolidated financial statements as at December 31, 2003 and 2002 and for the years then ended were as follows:

	2003	**2002**
Expenses on traffic transfer and rent of channels from Rostelecom	**1 450 821**	1 019 177
Revenue received from Rostelecom	**380 513**	9 976
Accounts payable to Rostelecom as at the year-end	**199 897**	174 803

OJSC "RTC-Leasing"

OJSC "RTC-Leasing" purchases telecommunication equipment from domestic and foreign suppliers and leases the equipment. In October 2003, OJSC "Rostelecom", which owned 27% of ordinary shares of OJSC "RTC-Leasing" and exercised financial and operational control over the company's activities, sold all its shares of OJSC "RTC-Leasing" to a third party.

As a result of this transaction, starting from December 1, 2003 OJSC "RTC-Leasing" is not considered to be the Company's related party and is not included into the Group of companies owned by OJSC "Sviayzinvest".

(in thousands, except share and per share amounts)

28. Related Parties (continued)

The Company's obligations under capital leases to OJSC "RTC-Leasing" as at December 31 are presented below:

	2003		2002	
	Minimum payments	**Present value of payments**	**Minimum payments**	**Present value of payments**
Current portion	**317 042**	**179 804**	72 217	42 274
2 to 5 years	**629 414**	**442 640**	163 108	111 896
Total minimum lease payments	**946 456**	**622 444**	235 325	154 170
Less amounts representing finance charges	**(324 012)**		(81 155)	
Present value of minimum lease payments	**622 444**	**622 444**	154 170	154 170

The Company's obligations under capital leases to OJSC "RTC-Leasing" as at December 31, 2003 comprised 74% (2002 - 37%) of the Company's total obligations for finance leases (see Note 23 "Finance Lease Obligations").

Transactions with Government Organizations

Government organizations are a significant element in the Company's customer base, purchasing services both directly through numerous authorities and indirectly through their affiliates. Certain entities financed by the Government budget are users of the Company's network. These entities are generally charged lower tariffs as approved by the Ministry of Antimonopoly Policies and Entrepreneurship Support than those charged to other customers. In addition, the Government may by law require the Company to provide certain services to the Government in connection with national security and the detection of crime.

Government subscribers accounted for approximately 39.6% of gross trade accounts receivable as of December 31, 2003 (2002 - 31.9%). Amounts outstanding from government subscribers, including receivables for allowances for subscribers with reduced tariffs, as of December 31, 2003, amounted to 744,802 (2002 - 320,116).

(in thousands, except share and per share amounts)

28. Related Parties (continued)

Associates

The Company also provided services to its associates, including connection to public network and rent of space for equipment and premises

The Company's consolidated financial statements included the following amounts as of December 31, 2003 and 2002:

	2003	2002
Accounts receivable from associates	**4 257**	10 691
Accounts payable to associates	**8 790**	851
Sales to associates	**56 687**	43 506
Purchases from associates	**12 892**	8 266

Non-Commercial Partnership Center for Research of Problems in Development of Telecommunications

Non-commercial partnership Center for Research of the Problems in Development of Telecommunications (hereinafter "the Partnership") is an entity related to OJSC "Sviayzinvest". The Company has an agreement with the Partnership, under which it provides financing for mutually beneficial projects undertaken by the Partnership on behalf of the Company and other subsidiaries and associates of OJSC "Sviayzinvest". Payments to the Partnership included in other operating expenses in the accompanying consolidated statement of operations for the year ended December 31, 2003 amounted to 135,804 (2002 - 104,233).

NPF "Telecom-Soyuz"

The Company has a number of pension agreements with NPF "Telecom-Soyuz" (see also Note 26 "Pension Plans and Employee Benefits"). Payments to this pension fund in 2003 amounted to 68,686 (2002 - 44,299).

Compensation of the Company's management

In 2003, compensation to the members of the Company's Board of Directors totaled 27,107 (2002-7,903).

29. Financial Instruments

Fair value

The management believes that the value, at which the financial instruments are carried in the accompanying consolidated balance sheet as of December 31, 2003 and 2002, approximates their fair value.

(in thousands, except share and per share amounts)

29. Financial Instruments (continued)

Interest rate risk

The following table presents the carrying amount by maturity of the Company's financial instruments that are exposed to interest rate risk:

Year ended December 31, 2003

	< 1 year	1-5 years	> 5 years	Total
Fixed rate				
Short-term loans and borrowings	**1 498 379**	–	–	**1 498 379**
Current portion of long-term borrowings	**338 335**	–	–	**338 335**
Long-term loans and borrowings	–	**2 421 071**	**42 688**	**2 463 759**
Finance lease obligations	**321 109**	**520 394**	–	**841 503**
Floating rate				
Short-term loans and borrowings	**141 547**	–	–	**141 547**
Current portion of long-term borrowings	**142 834**	–	–	**142 834**
Long-term loans and borrowings	–	**77 579**	–	**77 579**

Year ended December 31, 2002.

	< 1 year	1-5 years	> 5 years	Total
Fixed rate				
Short-term loans and borrowings	779 586	–	–	779 586
Current portion of long-term borrowings	422 294	–	–	422 294
Long-term loans and borrowings	–	698 294	42 688	740 982
Finance lease obligations	193 054	222 846	–	415 900
Floating rate				
Short-term loans and borrowings	113 786	–	–	113 786
Current portion of long-term borrowings	35 424	–	–	35 424
Long-term loans and borrowings	–	137 084	–	137 084

Interest on financial instruments classified as floating rate is revised at intervals less than one year

Interest on financial instruments classified as fixed rate is fixed until maturity of the instrument. The other financial instruments of the Company that are not included into the above tables are non-interest bearing and are therefore not subject to interest rate risk.

(in thousands, except share and per share amounts)

30. Subsequent Events

Dividends

On June 22, 2004, the general meeting of the Company' shareholders approved dividends for 2003 in the amount of 2.4510 Rubles per preferred share and 0.9186 Rubles per ordinary share. Total dividends declared amounted to 200,941 and 225,948 for preferred and ordinary shares, respectively. Preferred dividends were accrued as of December 31, 2003 based on the preferred shareholders' minimum dividend rights. Ordinary dividends were accrued when declared in 2004.

Finance lease agreements with OJSC "RTC-Leasing"

In 2004, the Company entered into new finance lease agreements with OJSC "RTC-Leasing". The aggregate cost of equipment leased under these agreements, inclusive of installation and other capitalizable services' costs, approximated 529,208, with the respective non-discounted future cash flows of approximately 608,407.

Bank Loan agreements with Sberbank and Nomos-Bank

In March - June 2004, OJSC "VolgaTelecom" entered into several loan agreements with Sberbank and Nomos-Bank for the aggregate amount of 1,263,500. The loans mature in 2005-2008. The interests on the bank loans are accrued at the rates of 11-13.5 % per annum. The loans are secured with telecommunications equipment valued at 1,350,994.

On March 11, 2004 the Board of Directors approved a loan contract for non-revolving credit line facility with Sberbank bearing annual interest rate of 11% for 1 year. The loan in amount of 400,500 is collaterized with telecommunication equipment in the amount of 445,636.

On May 18, 2004 the Board of Directors approved a loan contract for non-revolving credit line facility with Sberbank totaling 1,480,000 and bearing annual interest rate of 13,5% for 5 years. The credit line is collaterized with telecommunication equipment in the amount of 1,646,580.

Acquisitions

LLC "Izhcom»

On February 11, 2004 the Board of Directors approved the decision to purchase the 49% minority interest in LLC "Izhcom". LLC "Izhcom" provides data transmission and telematic services in the Republic of Udmurtiya. On August 19, 2004 the Board of Directors decided to merge activities of LLC "Izhcom" with those of the Company.

(in thousands, except share and per share amounts)

30. Subsequent Events (continued)

Acquisitions (continued)

CJSC "Transsviyaz"

In accordance with the decision of the Board of Directors of April 15, 2004 the Company purchased an additional 40% of CJSC "Transsviyaz" for 3,975. CJSC "Transsviyaz" provides local telephone network services and digital network development research services.

CJSC "Ulyanovsk-GSM"

On May 12, 2004 the Board of Directors approved the decision to increase the Company's share in CJSC "Ulyanovsk-GSM" by 9% by acquiring 9 shares for 6,900 each, totaling 62,100. CJSC "Ulyanovsk-GSM" provides cellular services in GSM-900 standard. The purchase of 4% was completed on July 12, 2004.

Disposals of investments

CJSC "Tsifrovye Seti Udmurtii-900"

On February 27, 2004 the Board of Directors approved the sale of the Company's 49% share in CJSC "Tsifrovye Seti Udmurtii - 900" to OJSC "Mobile TeleSystems" for 6,400 thousand USD. CJSC "TSU-900" provides cellular services in GSM-900 standard on the territory of the Republic of Udmurtiya.

Sale of NMT operators

On May 12, 2004 the Company's Board of Directors approved the decision to sell ownership interests held by the Company in the following companies as of December 31, 2003:

Name	Activity	Share in investee, %	Sale price
LLC "Vyatskaya sotovaya sviyaz"	Cellular services	51	1 642
LLC "Udmurtskie sotovye seti-450"	Cellular services	100	4 680
CJSC "Sotovaya sviyaz Mordovii"	Cellular services	60	31
CJSC "Saratovskie systemi sotovoi svyazi"	Cellular services	15	235
CJSC "Sotel-NN"	Cellular services	20	612
Total			**7 200**

The Company sold its NMT-450 operators to LLC "MS-Direkt". Full prepayment for these companies was received on June 30, 2004

(in thousands, except share and per share amounts)

30. Subsequent Events (continued)

Constitutional Court Resolution

In 2004, Resolution No. 169-O of the Constitutional Court of the Russian Federation dated April 8, 2004 has become publicly available. The resolution has the possible effect of deferring the timing in which companies are able to offset input VAT to the extent the creation of such VAT is deemed to be attributable to the utilization of borrowed funds. In the event local taxing authorities would assert and successfully defend such an interpretation, the result could have a material adverse impact on the Company's financial condition. As of the date of this report, management is unable to predict the outcome of this uncertainty.

Decrease of VAT rate

Commencing from January 1, 2004, the VAT rate was decreased from 20% to 18%.

Appendix to item 7.2 **The issuer's quarterly accounting statement for the last accomplished report quarter.**

ACCOUNTING BALANCE-SHEET

			CODES
		Form № 01 by OKUD	**0710001**
As of September 30, 2004		Date (year, month, day)	
Organization	**OJSC "VolgaTelecom"**	By OKPO	**01142788**
Taxpayer Identification Number	**5260901817**	TIN	**5260901817**
Activity type	**communication**	By OKVED	**64.20**
Organizational-legal form/ownership form	**OJSC /private**	By OKOPF/OKFS	**47 / 16**
Measure unit:	**Thousand rubles**	By OKEI	**384**
Address:	**603000, Nizhny Novgorod city, M.Gorky sq., Post House**		

ASSETS	Line code	As of the report period beginning	As of the report period end
1	2	3	4
I. NON-CIRCULATING ASSETS			
Intangible assets	110	56	38
Fixed assets	120	14 982 787	16 312 110
Capital investments	130	1 037 188	2 816 086
Income-bearing placements into material valuables	135	104	1 591
Long-term financial investments	**140**	1 175 065	1 261 789
Including: Investments into affiliated companies	141	1 129 683	1 219 703
Investments into dependent companies	142	22 164	21 871
Investments into other organizations	143	18 359	18 326
Other long-term financial investments	144	4 859	1 889
Deferred tax assets	145	3 767	55 997
Other non-circulating assets	150	788 889	1 111 626
Total for section I	**190**	17 987 856	21 559 237

ASSETS	Line code	As of the report period beginning	As of the report period end
1	2	3	4
II. CURRENT ASSETS Inventory	**210**	520 552	952 839
Including: raw materials, materials and other similar values	211	371 226	812 760
WIP expenses (distribution costs)	213	1 913	124
Finished products and goods for resale	214	40 567	29 944
Goods shipped	215	226	-
Deferred expenses	216	106 616	110 007
Other inventory and expenses	217	4	4
VAT on acquired values	220	734 881	1 025 732
Accounts receivable (payments are expected in over 12 months after the report date)	**230**	39 835	28 565
Including: Buyers and customers	231	4 346	3 566
Advances made	232	10 862	4 572
Other debtors	233	24 627	20 427
Accounts receivable (payments are expected within 12 months after the report date)	**240**	1 600 460	2 176 492
Including: Buyers and customers	241	1 345 008	1 558 186
Advances made	242	116 471	270 302
Other debtors	243	138 981	348 004
Short-term financial investments	250	11 082	6 046
Money funds	260	234 242	253 081
Other current assets	270	483	728
Total for section II	**290**	3 141 535	4 443 483

BALANCE (sum of lines 190+290)	300	21 129 391	26 002 720

LIABILITIES	Line code	As of the report period beginning	As of the report period end
1	2	3	4
III. CAPITAL AND RESERVES			
Charter capital	410	1 639 765	1 639 765
Additional capital	420	4 088 227	4 025 689
Reserve capital	430	81 988	81 988
Own shares redeemed from stockholders	440	-	-
Undistributed profit (uncovered loss) of past years	460	7 144 288	6 765 953
Undistributed profit (uncovered loss) of the report year	470	-	1 360 193
Total for section III	**490**	12 954 268	13 873 588
IV. LONG-TERM LIABILITIES			
Credits and loans	**510**	2 107 680	3 902 754
Including:			
Credits	511	1 012 450	2 808 000
Loans	512	1 095 230	1 094 754
Deferred tax liabilities	515	386 185	516 457
Other long-term liabilities	520	900 408	952 530
Total for section IV	**590**	3 394 273	5 371 741
V. SHORT-TERM LIABILITIES			
Credits and loans	**610**	1 448 246	2 243 830
Including:			
Credits	611	806 296	1 707 849
Loans	612	641 950	535 981
Accounts payable,	**620**	3 102 458	4 019 971
Including:			
Suppliers and contractors	621	1 595 763	2 227 154
Advance received	622	339 042	505 641
Backlog to the Company's personnel	623	164 485	163 711
Backlog to government extra-budgetary funds	624	79 192	85 750
Taxes and dues payable	625	263 591	467 054
Other creditors	626	660 385	570 661
Backlog to participants (founders) as regards income payment	630	20 974	210 881
Deferred revenue	640	209 172	217 477
Reserves of costs to be incurred	650	-	65 232
Other short-term liabilities	660	-	-

Total for section V	**690**	4 780 850	6 757 391
BALANCE (sum of lines 490+590+690)	**700**	21 129 391	26 002 720

Reference on available values represented at off balance sheet accounts

Item description	Line code	As of the report period beginning	As of the report period end
1	2	3	4
Rented fixed assets	901	326 203	317 069
Including under leasing	911	202 413	176 880
Inventory items accepted for safe custody	902	14 110	12 895
Goods accepted for commission	903	818	3 785
Receivables written-off as a loss of insolvent debtors	904	190 238	201 273
Received guarantees of liabilities and payments	905	4 642	3 654
Issued guarantees of liabilities and payments	906	4 526 462	6 801 786
Housing fund amortization	907	29 568	22 088
Depreciation of land development facilities and other similar objects	908	2 074	2 482
Communication services payment means	909	47 005	59 363

Reference on net assets cost

Item description	Line code	As of the report period beginning	As of the report period end
1	2	3	4
Net assets	1000	13 163 440	14 091 065

PROFIT AND LOSS STATEMENT

For 9 months of year 2004

			CODES
		Form № 02 by OKUD	0710002
Organization	OJSC "VolgaTelecom"	By OKPO	01142788
Taxpayer Identification Number	5260901817	TIN	5260901817
Activity type	communication	By OKVED	64.20
Organizational-legal form/ownership form	OJSC	By OKOPF/OKFS	47 / 16
Measure unit:	Thousand rubles	By OKEI	384

Item description	Line code	For the report period	For similar period of the past year
1	2	3	4
I. Income and expenses of ordinary activities			
Proceeds (net) from sale of goods, production, works, services (excluding VAT, excise and other compulsory payments)	010	13 328 177	10 338 367
Communication services sales including	011	13 012 183	10 030 447
Prime cost of sold goods, products, works and services	020	(9 588 178)	(7 381 872)
Including: communication services	021	(9 330 424)	(7 136 004)
Sales profit (loss) (lines 010 -020)	**050**	3 739 999	2 956 495
II. OPERATING EARNINGS AND EXPENSES			
Interest receivable	060	7 366	9 088
Interest due	070	(400 359)	(169 375)
Earnings of participation in other organizations	080	43 084	17 548
Other operating earnings	090	260 412	151 510
Other operating expenses	100	(777 132)	(485 174)
III. NON-SALE INCOME AND EXPENSES			
Non-sale income	120	163 851	167 249
Non-sale expenses	130	(1 014 211)	(507 165)
Profit (loss) before tax (lines 050+060-070+080+090-100+120-130)	**140**	2 023 010	2 140 176
Income tax expenses (lines -151+/-152+/-153) including:	**150**	(662 618)	(595 169)

Deferred tax liabilities	151	(130 272)	(117 533)
Deferred tax assets	152	52 231	17 820
Current income tax	153	(584 577)	(495 456)
Profit (loss) of ordinary activities (lines 140-150)	**160**	1 360 392	1 545 007
IV. EXTRAORDINARY INCOME AND EXPENSES			
Extraordinary income	170	24	1 015
Extraordinary expenses	180	(223)	(203)
Net profit (undistributed profit (loss) of the report period) (lines 160+170-180)	**190**	1 360 193	1 545 819
FOR REFERENCE			
Income tax contingent expenses/gain	201	(485 475)	(513 642)
Recurrent tax liabilities	202	(220 990)	(157 757)
Recurrent tax assets	203	43 847	76 230

Item description	Line code	For the report period	For similar period of the past year
1	2	3	4
Basic earnings (loss) per share	301	-	-
Diluted earnings (loss) per share	302	-	-

*** It is filled in the annual accounting statement**

Breakdown of separate profits and losses

Item description	Line code	For the report period		For similar period of the previous year	
		Profit	Loss	Profit	Loss
1	2	3	4	5	6
Penalties, interest fines and the late payment fees recognized or according to decisions of court (arbitration court) on their collecting	401	18 559	(11 660)	14 749	(4 620)
Profit (loss) of past years	402	62 884	(108 830)	13 988	(27 269)
Indemnification of damage, caused by default or inadequate execution of obligations	403	3 732	(873)	39 446	(2 264)
Exchange rate differences in operations with foreign currency	404	25 479	(20 967)	38 980	(59 269)
Deductions to assessed reserves	405	29 084	(469 627)	59 248	(162 308)
Write-off of accounts receivable and payable	406	763	(4 497)	667	(941)